Form 10-K, Exhibit 13
period 1993-12-31
UNION PACIFIC CORP
filed 1994-03-29
CIK 100885

       COVER

                                      EXHIBIT 13

     Pages 14 through 45, inclusive, and the system map contained on the inside back cover from Union Pacific's Annual Report to Stockholders for the year ended December 31, 1993, but excluding photographs set forth on pages 14 through 22, which do not supplement the text and are not otherwise required to be disclosed in this Form 10-K.

REVIEW OF OPERATIONS
Union Pacific Railroad

                                                1993        1992      1991(a)
                                               ------      ------     ------
Operating Revenues (millions of dollars)       $4,987      $4,897     $4,776
Operating Income (millions of dollars)         $1,042      $1,031     $  190
Carloadings (thousands)                         4,619       4,458      4,304
Operating Ratio                                  79.1       79.0        96.0

(a)   Excluding the 1991 special charge, Operating Income and the Operating
      Ratio would have been $935 million and 80.4, respectively (see Note 3 to the Financial Statements).

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Union Pacific Railroad achieved strong earnings in the face of the worst natural disasters to strike it in nearly 125 years. Excluding the accounting adjustments, net income would have been $669 million, compared to $667 million in 1992.

Severe snowstorms struck western segments of the system in January and February, requiring the use of the company's rotary snowplow on the mainline for the first time since 1949. The record flood knocked out the heart of the Railroad's track, adversely affecting traffic throughout the system. Then, with many levees still decimated, portions of UPRR's track along the Mississippi River were flooded again when heavy rains came in October.

Despite this devastation, the Railroad increased its carloadings 4 percent and maintained its operating ratio below 80 percent for the second year in a row.

Major Thrusts in 1993-94

Several programs launched in 1993 will strengthen Union Pacific in 1994, particularly in the most promising growth areas of Mexico, intermodal and coal.

The North American Free Trade Agreement should bolster most traffic categories. Union Pacific's shipments to Mexico were down slightly in 1993 but had been growing at double-digit rates and are expected to resume that pace for the rest of the decade. The Railroad's three major gateways into Mexico make it the pre-eminent carrier in this increasingly open market.

Another key to UPRR's growth is its expanding network of "partnerships" with major U.S. trucking companies, particularly those in the long-haul truckload business. These shipping arrangements have enhanced Union Pacific's market share in several key commodities and have maximized the use of the Railroad's equipment, generating substantial gains in intermodal traffic and promising more for the remainder of the decade.

In October, UPRR began hauling low-sulfur coal from the Powder River
Basin in eastern Wyoming to Georgia Power's Plant Scherer in central Georgia--the largest contract for delivery east of the Mississippi River. This 1,800-mile haul on Union Pacific and two other railroads is the nation's longest unit-train coal run. The new contract is expected to add approximately 5 million tons to UP's coal shipments in 1994. This and other new contracts promise to provide continued improvement in energy revenues.

To support continued growth, as well as to enhance service reliability, the Railroad has embarked on several key expansion programs. Its triple-track project on the Nebraska mainline will improve the company's major traffic corridor. This corridor carries nearly 110 trains a day--the busiest in the world. In addition, intermodal expansions are under way at Memphis, Seattle and Stockton, California, while the state-of-the-art Livonia, Louisiana yard began operating in early 1994, speeding traffic throughout the lower Mississippi Valley. For Mexico, construction of a new double-track bridge connecting Union Pacific's Laredo intermodal yard with the Mexican Railway should be under way within a year.

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Realigning for the Future

Late in the year the Railroad realigned its marketing and operating departments into seamless business units organized along major commodity lines. Aimed at increasing customer focus, this structure makes marketing, operating and financial people jointly responsible for customer satisfaction, quality and profitability.

Another major development was completing negotiations for through-freight, conductor-only operations on the entire system. By year-end 1993, nearly all through-freight trains were operated by two-person crews. This change--combined with national work rule changes authorized by Presidential Emergency Boards 219 and 220--will continue to generate substantial future savings. In late 1993, Union Pacific began negotiating on the west end of the system for the right to operate yard and local trains with two-person crews.

REVIEW OF OPERATIONS
Union Pacific Resources

                                                1993        1992      1991(a)
                                               ------     ------     ------
Operating Revenues (millions of dollars)       $1,323     $1,259     $1,091
Operating Income (millions of dollars)         $  382     $  315     $  259
Total Reserves (MMBOE) (b)                      445.4      441.5      437.3
Total Production (MMBOE) (b)                     69.6       67.0       60.5

(a) Excluding the 1991 special charge, Operating Income would have been $314 million (see Note 3 to the Financial Statements).
(b) Natural gas converted to millions of barrels of oil equivalent on a ratio of 6:1.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

During 1993 Union Pacific Resources achieved record production and record revenues, while increasing its reserves for the sixth straight year. These increases were achieved with 15 percent fewer employees. Excluding the accounting adjustments, earnings would have risen to $309 million from $272 million in 1992.

Equally important, Resources took several steps in 1993 to ensure continued growth. A 1992 reorganization that created profit centers has led to significant cost savings, improved efficiencies and increased emphasis on profitability.

Exploration successes were encouraging, with discoveries in northeast British Columbia, the eastern Austin Chalk and offshore Gulf of Mexico. Reserve additions in 1993 were approximately 60 million barrels of oil equivalent--a direct result of the company's leading-edge oil field technology.

Land Grant Production

Nearly 40 percent of Resources' production came from the company's Land Grant acreage in Wyoming, Utah and Colorado. Resources has been drilling aggressively in the Greater Green River Basin in western Wyoming, which contains significant natural gas reserves. During the last two years, through innovative completion and design technology, Resources has reduced average well costs in this area from $1.4 million to $800,000. These lower costs should dramatically increase future drilling opportunities.

In western Wyoming, Resources is completing construction of the Wahsatch Gathering System, which will allow the company to tap up to 55 million cubic feet of gas per day that previously could not be produced and processed.

As part of its program in the Land Grant, the company is arranging to drill at least 300 wells with an industry partner in the Wattenberg area of Colorado over the next three years. In addition, Resources became a 34 percent partner in a processing plant in the Wamsutter area of Wyoming.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Austin Chalk

The Austin Chalk formation in south-central Texas and Louisiana continues to be highly productive. The company participated in the drilling of 266 horizontal wells in 1993. Of these wells, 45 were dual laterals, which typically tap two zones, and 60 were opposing laterals, which tap zones in opposite directions. During the year Resources drilled its first quad lateral well, which draws from four separate areas in a formation. Applying this technology dramatically reduces the average cost of reserve additions.

Austin Chalk production reached an average of 66,600 barrels of oil equivalent per day in 1993, a 13 percent increase over 1992. Most of the production was from the Giddings Field in south-central Texas. Resources also extended its acreage into eastern Texas and Louisiana and now controls more than one million acres throughout the area.

Because of its expertise in horizontal drilling, its understanding and application of sophisticated recovery techniques and its success in reducing drilling costs, Resources believes it can continue to extend the productive limits of this highly successful trend.

East Texas

During 1993 Resources strengthened its leadership as a processor and gatherer of natural gas in East Texas. It increased its ownership to 88 percent in three key East Texas assets: the East Texas gas plant, the Carthage Hub and the Panola Pipeline, adding value through vertical integration.

In addition, the company initiated a number of related expansion projects. Construction began on a new 88 percent-owned plant that will increase gas processing capacity by 120 million cubic feet per day. An extension to the Panola Pipeline will expand capacity to transport natural gas liquids to Mt. Belvieu, Texas, the center of the natural gas liquids market.

The company is continuing to develop reserves in the Gulf of Mexico, bringing on two fields in 1993. It currently has interests in 19 platforms in the Gulf, 14 of which are company-operated.

In Canada, the company is successfully developing two exploration plays in northeast British Columbia. Resources has an interest in more than 115,000 acres in this area. Seismic and other field analyses indicate that the potential for future discoveries is very promising.

Over 25 percent of Resources' operating income came from its mineral operations, which mine and process coal and natural soda ash in the Land Grant area. Minerals also earn royalties on lands leased to others.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

REVIEW OF OPERATIONS
Overnite Transportation

                                                1993       1992      1991(a)
                                               ------     ------     ------
Operating Revenues (millions of dollars)       $  939     $  873     $  800
Operating Income (millions of dollars)         $   69     $   57     $   19
Operating Ratio                                  90.2       90.9       95.1

(a) Excluding the 1991 special charge, Operating Income and Operating Ratio would have been $44 million and 91.9, respectively (see Note 3 to the Financial Statements).

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Overnite Transportation had an excellent operating performance in 1993 despite a highly competitive pricing environment and a sluggish first half. Excluding the accounting adjustments and before goodwill amortization, net income would have increased to a record $65 million from $60 million in 1992.

Overnite achieved all-time highs in total tonnage and less-than-truckload (LTL) traffic, reflecting the company's aggressive marketing programs. Overall volume was up 4 percent, with LTL traffic up 7 percent. Average price levels increased and service standards improved in several key traffic lanes. Overnite's operating ratio of 90.2 percent remained the lowest among the top five LTL carriers. The company also invested a record $80 million, primarily to expand its service center network, to acquire more than 600 tractors and 1,800 trailers, and to launch its centralized customer service and billing center in Richmond.

Aggressive Marketing

The company really hit its stride in the second half of 1993, with double-digit growth in four of its five regions--led by a 23 percent gain in the Northeast. Niteliner service, which provides next-day delivery, and Fastbreak, which focuses on 48-hour delivery on longer-distance, major-market lanes, increased tonnage both within and between regions. With geographic coverage reaching 95 percent of the country's population, Overnite can deliver across the street, across the state or across the country.

Logistical partnerships helped generate tonnage increases and greatly expanded services with many major customers. These partnerships are the future of trucking, and Overnite has been a leader in the field. The company has placed representatives on-site in several customers' facilities, creating a seamless relationship by solving transportation problems. Customers of all sizes are tying into the company's expanding electronic network.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

New Technology

At the core of these partnerships is Overnite's growing sophistication in technology. In August, 1993, with assistance from UP Technologies, the company began converting its 166 service centers to its centralized customer service and billing systems in Richmond. Bills of lading at each service center are electronically scanned into the system every night, thereby expediting invoices, improving billing accuracy and creating an electronic document library for customer service. Overnite will complete the centralization of these operations during 1994.

Next target: the front line. In 1994, Overnite will test a fully integrated dispatching, yard management, dock management, and time tracking system in pilot service centers. Hand-held computers with integrated scanners and computer dock-planning models will facilitate trailer positioning and freight-loading sequencing. Such advanced technology should ensure maximum use of equipment and manpower, enabling Overnite to improve its own effectiveness while providing its customers with accurate, real-time, freight movement information.

REVIEW OF OPERATIONS
USPCI

                                                 1993      1992     1991(a)
                                                 ----      ----     ------
Operating Revenues (millions of dollars)         $236      $262      $251
Operating Income (Loss) (millions of dollars)    $ (5)     $  8      $(19)

(a) Excluding the 1991 special charge, Operating Income would have been $6 million (see Note 3 to the Financial Statements).

Hazardous waste volumes were significantly below industry expectations in 1993 because of the slow economic recovery, industry's reluctance to commit funds to cleanups and the regulatory uncertainty caused by the new administration in Washington. As a result, revenues were down $26 million to $236 million. Nonetheless, USPCI managed to break even before goodwill amortization of $9 million.

Contracts for disposal of non-hazardous waste were somewhat better.
USPCI is the sole provider of non-hazardous waste disposal services for 131 automotive plants in the United States and five in Mexico. To fulfill this major long-term contract, USPCI has dedicated substantial capacity at its Echo Mountain landfill in Sawyer, North Dakota. The hazardous waste from the automotive plants is sent to USPCI's landfills in Waynoka, Oklahoma and Tooele County, Utah. Five railroads, including the Union Pacific, and a network of trucking companies haul the waste materials to USPCI's facilities.

USPCI transported demolition debris from a Burbank, California, assembly plant to its jointly-owned East Carbon Development Corporation
(ECDC) landfill in central Utah, using the Union Pacific Railroad. After being unloaded by ECDC's highly efficient rotary dumping equipment, the gondola cars are cleaned for hauling other products back to Los Angeles. This high utilization of equipment allows ECDC to market quality service at attractive rates to other customers.

JTM, USPCI's successful ash management company, is under contract with Reynolds Metals Company to market the non-hazardous by-product of Reynolds' patented spent potliner treatment process.

At Clive, Utah, the startup of the hazardous waste incinerator has been delayed until late 1994 because of necessary permit modifications and USPCI's comprehensive testing program.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

REVIEW OF OPERATIONS
Skyway Freight Systems

Skyway--the newest member of the Union Pacific family--is a multi-faceted logistics and transportation company headquartered in Watsonville, California. At any given hour, Skyway may be rushing a critical part for a customer by charter jet, moving an entire warehouse by stack train, running a distribution center, assembling and testing computers, or developing a comprehensive transportation and logistics strategy based on state-of-the-art information management. In a nutshell, the company specializes in customized logistical support tailored to the needs of its customers across the country.

In 1993, Skyway earned a record $5 million before goodwill amortization and also reported record revenues of over $100 million, reflecting an annual average growth rate of approximately 30 percent for the past three years. The company has several innovative programs that are expected to further expand its business. Skyway's in-transit merge and distribution services streamline product delivery and save costs on cross-country shipping. The company's next-flight-out service helps customers meet critical delivery requirements on high-value parts. And its catalog warehouse inventory and distribution program--with Skyway employees handling the entire delivery cycle for catalog sales companies--adds a new dimension to its logistics business.

Major investments in updated technologies and facilities generated improved projects and services in 1993:

Several new terminals were added, such as Skyway's state-of-the-art Sacramento, California facility and the Raleigh, North Carolina terminal, plus nine customer facilities--all operated by Skyway employees.

New information technologies now facilitate electronic communications with more customers and allow sales representatives to access up-to-the-minute information on shipments by telephone, enabling
Skyway's people to keep pace with evolving customer needs.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

REVIEW OF OPERATIONS
Union Pacific Technologies

Union Pacific Technologies develops sophisticated computer software for the corporation's operating companies and aggressively pursues research in new technologies. The company also has expanded the scope of its commercial activities outside of Union Pacific.

Technologies continues to assist the Ferrocarriles Nacionales de Mexico
(FNM), the national railway of Mexico, with the installation of computer software similar to that used by Union Pacific Railroad. During 1993, Technologies installed a new yard management system at FNM's 17 largest yards. The system maintains an inventory of freight cars in each yard and generates switching instructions for the assembly of outbound trains.

(Photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Technologies also helped the FNM upgrade its central computer facility in Mexico City. Over the past two years, the FNM has more than doubled the capacity of its computers, which are now electronically linked with the Association of American Railroads' computer systems. This allows for a detailed exchange of information on trains and shipments moving across the U.S.-Mexico border.

Domestically, Technologies continued with the implementation of the advanced train control work order system on the Union Pacific Railroad. Nearly 1,700 of Union Pacific's locomotives have been equipped with on-board computers capable of receiving and sending car pickup and placement information, and over 5,000 conductors have been trained in their use. By 1995, all of Union Pacific's trains will be equipped with on-board computers.

At Overnite, Technologies is assisting with the installation of a centralized billing system that uses imaging and other leading-edge systems. Technologies also modified USPCI's Facilities Information Management System (FIMS) for use at its new incinerator in Clive, Utah. FIMS tracks shipments from arrival through treatment and disposal.

Technologies' commercial sales continue to grow.  The Shipment
Management Service, the industry benchmark for shipment tracking, is the company's fastest growing commercial product. More than 100 companies subscribe to this service.

                             FINANCIAL REVIEW

Consolidated Results of Operations

This review should be read in conjunction with the financial statements, notes and supplementary information.

1993 Compared to 1992

Consolidated: In the first quarter of 1993, Union Pacific Corporation (the Corporation) recorded a $175 million after-tax or $0.85 per share charge to reflect the adoption of new Financial Accounting Standards Board (FASB) pronouncements as described in Note 2 to the Financial Statements. In the third quarter, the Corporation recorded a $61 million or $0.30 per share charge reflecting a deferred tax adjustment that resulted from the Omnibus Budget Reconciliation Act of 1993 (the 1993 Tax Act) (see Note 7 to the Financial Statements). The components of these accounting adjustments are as follows:

In Millions, Except
Per Share Amounts


                       Income (Loss)
                          before                                     Net
                        Accounting    Accounting      1993         Income
                        Adjustments    Changes       Tax Act       (Loss)
                        -----------   ----------     -------       -------
Railroad                   $ 669       $  (72)       $  (57)       $  540
Natural resources            309          (59)           (6)          244
Trucking                      42          (79)           (1)          (38)
Waste management              (9)          --             1            (8)
Corporate services
 and other operations       (245)          35             2          (208)
                           -----       ------        ------        ------
Consolidated               $ 766       $ (175)       $  (61)       $  530
                           -----       ------        ------        ------
Per share                  $3.73       $(0.85)       $(0.30)       $ 2.58
                           -----       ------        ------        ------

As a result of the accounting adjustments, the absence of Union Pacific Resources Company's (Resources) $63 million ($42 million after-tax) 1992 production-based tax settlement and the 1993 effects of weather-related traffic interruptions on the operations of Union Pacific Railroad Company and its affiliate Missouri Pacific Railroad Company (collectively the Railroad), the Corporation's earnings declined to $530 million ($2.58 per share) in 1993 compared to $728 million ($3.57 per share) a year ago. Excluding accounting adjustments, the Corporation's earnings would have risen to $766 million ($3.73 per share). Income, excluding accounting adjustments, would have improved at all operating units except USPCI, Inc. (USPCI).

(Graph of Union Pacific Corporation Operating Revenues - see Appendix)

Operating revenues advanced 4% to $7.56 billion in 1993 from $7.29 billion a year ago. Revenues advanced on the strength of growing transportation volumes, rising average natural gas prices, a 5% increase in hydrocarbon sales volumes and the acquisition of Skyway Freight Systems, Inc. (Skyway) (see Note 5 to the Financial Statements).

Operating expenses rose $183 million to $6.07 billion compared to $5.89
billion in 1992.    Equipment and other rents increased $52 million and fuel
and utility costs rose $21 million due to higher transportation volumes and weather-related traffic interruptions at the Railroad. Depreciation charges increased $40 million, reflecting asset adjustments required by the first quarter adoption of SFAS No. 109 (Accounting for Income Taxes) and the Corporation's continued high level of capital investment, offset by lower surrendered lease activity and dry hole costs at Resources. Other taxes rose $39 million, resulting from the absence of 1992 tax settlements at Resources and the Railroad, while third party transportation costs increased $30 million mainly due to the acquisition of Skyway. In addition, weather-related inefficiencies and volume growth caused wage and benefit costs to escalate $19 million, and materials and supplies $13 million. Higher hydrocarbon sales volumes and prices caused the cost of pipeline and gas plant product purchased for resale to rise $15 million. Operating cost inflation was tempered by efficiency and productivity improvements at the Railroad and Resources and the absence of Resources' $24 million 1992 workforce reduction charge. Operating income improved 6% to $1.49 billion in 1993 compared to $1.40 billion a year ago as gains occurred at all operating units except USPCI.

(Graph of Union Pacific Corporation Operating Income - see Appendix)

Other income declined $57 million largely due to the absence of interest related to Resources' 1992 tax settlement and diminished property sales. Interest expense also declined $36 million reflecting lower average interest rates and debt refinancing activities, while corporate expenses rose $9 million due to higher professional fees and depreciation charges. Net income-
- -excluding accounting adjustments--as a percentage of operating revenues would have been 10.1% in 1993 and 10.0% in 1992. On the same basis, return on average common stockholders' equity would have declined to 15.7% in 1993 from 16.5% a year ago.

Railroad: The Railroad posted earnings of $540 million in 1993. Excluding the 1993 accounting adjustments, earnings would have been $669 million (before considering the effects of the harsh winter and Midwest flooding) compared to $667 million in 1992. Operating revenues improved 2% to $4.99 billion as a 4% increase in carloadings was partially offset by a 2% decline in average revenue per car. This decline resulted from volume growth of lower-rated commodities--mainly intermodal and energy--and growth of lower-rated goods within chemicals, as well as increased use of shipper-owned equipment for coal shipments. Revenues also included higher
earnings from equity investments in related operations.   Automotive
carloadings advanced 8%, reflecting improvements in the domestic auto industry. Energy carloadings also grew 8% because of an expanding domestic customer base and higher demand created by more normal temperature patterns. Intermodal traffic improved 6% as market share continued to expand reflecting new partnership arrangements with trucking companies. In addition, chemical carloadings increased 1%, while weather-related traffic interruptions and crop damage caused grain carloadings to decline 2%. Carloading declines also occurred in food, consumer and government products (2%) and in metals, minerals and forest products (1%).

Operating expenses increased to $3.95 billion this year from $3.87 billion in 1992. Depreciation expense grew $54 million reflecting asset adjustments required by the 1993 adoption of SFAS No. 109 and continuing capital spending on equipment and track. Employee injury expense rose $29 million as continuing declines in the number of injuries were more than offset by higher settlement costs per injury. Growing volumes and weather-related traffic congestion accounted for a $25 million rise in equipment and other rents and a
$17 million increase in fuel and utility costs.   Wage and benefit costs also
rose $6 million as weather and inflation-related cost increases were largely offset by train crew reductions. Higher operating costs were tempered by a $23 million reduction in joint facility costs and an additional $22 million of cost offsets associated with car repairs for other carriers.

Operating income at the Railroad rose $11 million in 1993 to $1.04 billion. Despite severe weather conditions, the Railroad maintained an operating ratio of 79.1 in 1993 compared to 79.0 a year ago.

Natural Resources: Resources' 1993 earnings were $244 million. Without the 1993 accounting adjustments, earnings would have risen $37 million (14%) to $309 million compared to $272 million a year ago, despite the absence of the 1992 production-based tax settlement. Operating revenues climbed $64 million (5%) to $1.32 billion in 1993 as a result of a 5% rise in total hydrocarbon sales volumes, higher average natural gas prices and pipeline volume growth. Natural gas sales volumes grew 7% to 619 mmcf/day, reflecting production improvements in the Austin Chalk and the southwestern Wyoming portion of the Land Grant. Natural gas liquids sales volumes were up 10% to 39,855 bbl/day, largely because of increased production in the Austin Chalk, the return to operation of a damaged pipeline, increased ownership in the Carthage gas processing plant and improved recoveries under processing agreements, while crude oil sales volumes held steady at 66,456 bbl/day. Including hedging activities, natural gas average prices advanced 20% to $1.82/mcf (an increase of $0.30/mcf), while crude oil prices fell $1.56/bbl (9%) to $15.66/bbl. Average prices for natural gas liquids also declined 8% to $9.84/bbl. Once again, Resources improved its reserve position, despite rising production levels, as it remained the most active driller in the United States.

Operating expenses declined to $941 million in 1993 from $944 million a year ago. Surrendered lease costs decreased $33 million because of accelerated
lease surrender activity in 1992.   Wage and benefit costs declined $24
million stemming from the absence of Resources' 1992 workforce reduction charge and ongoing productivity improvements. Insurance and other settlements in 1993 lowered other operating costs $12 million. Mining costs declined $9 million due to lower operating costs stemming from the ongoing effects of a
favorable 1992 contract settlement at Resources' joint venture coal mine.   In
addition, dry hole costs decreased $8 million reflecting improved exploration success. These cost reductions were largely offset by volume-related cost increases. Depreciation and depletion charges rose $21 million reflecting higher production levels and higher per barrel rates in the Chalk. Increased exploration activities generated a $17 million expansion in geological and geophysical costs. In addition, production and other taxes rose $28 million caused by the absence of the 1992 tax settlement and growing volumes, while higher volumes and prices caused the cost of pipeline and gas plant product purchases to increase $15 million.

Operating income for all of Resources' operations improved $67 million (21%) to $382 million in 1993. Other income declined $17 million, mainly due to the absence of the interest portion of the 1992 tax settlement.

Operating income from Resources' minerals operations declined $9 million (8%) in 1993 to $102 million. This decline was the result of the absence of a favorable uranium contract settlement recognized in 1992 and volume and price declines at its soda ash joint venture. These declines were partially offset by the ongoing effects of a favorable 1992 contract settlement at Resources' coal joint venture.

Trucking: Overnite Transportation Company (Overnite) recorded a net loss of $38 million in 1993. Without the 1993 accounting adjustments, earnings would have improved $2 million to $42 million (after goodwill amortization of $23 million). Operating revenues rose $66 million (8%) to $939 million as a 3% rise in average prices combined with a 4% volume improvement. Higher volumes were generated by a 7% increase in less-than-truckload (LTL) business (driven by tonnage gains in the Northeast--reflecting the recent bankruptcy of a major regional carrier--and continued business expansion). Higher LTL volumes were partially offset by truckload traffic declines reflecting Overnite's focus on its core LTL business. Revenue growth was also stimulated by the 1993 addition of the Special Services Division, which supports the Railroad's automotive traffic.

Operating expenses increased $54 million to $870 million for the year. Salaries, wages and employee benefit costs grew $28 million in response to higher volumes and inflation. Equipment and other rents rose $15 million, largely because of increased contracted rail usage and volume-related growth in line-haul charges, while continued capital spending caused depreciation expense to rise $6 million. Operating income improved to $69 million this year from $57 million in 1992. Overnite's operating ratio, excluding goodwill amortization, improved to 90.2 from 90.9 in 1992.

Waste Management: In 1993, USPCI recorded a loss of $8 million (after goodwill amortization of $9 million and a $1 million benefit from the 1993 accounting adjustments) compared to break-even results a year ago. Operating revenues declined ($26 million or 10%) to $236 million for the year as disposal, remediation and transportation volumes fell in response to weak market demand and uncertainty over Federal environmental policies. Operating expenses declined $13 million to $241 million, largely the result of volume-related reductions in outside hauling costs as well as the positive effects of administrative restructuring. USPCI's operating loss was $5 million in 1993 compared to operating income of $8 million in 1992.

Corporate Services and Other Operations: Expenses related to Corporate Services and Other Operations--which include corporate expenses, interest expense, other income and income taxes that are not related to other segments, and the results of Skyway and other operating units--totaled $208 million in 1993. Excluding the accounting adjustments, these costs would have been $245 million compared to $251 million in 1992. This decline was largely the result of lower interest expense and improved results at other operations, partially offset by higher corporate expenses. Operating income from other operations improved $7 million to $1 million in 1993, reflecting the addition of Skyway.


1992 Compared to 1991

The Corporation's consolidated net income was $728 million in 1992, compared to $64 million in 1991. Excluding the 1991 special charge (see Note 3 to the Financial Statements), net income would have improved $89 million (14%) over 1991's earnings of $639 million. Earnings per share for 1992 were $3.57, up from $0.31 in 1991, and would have risen $0.41 (13%) over 1991's $3.16 per share excluding the special charge.

Revenues advanced $265 million (4%) to $7.29 billion as increases at all operating companies more than compensated for a $108 million decline from curtailed operations at Union Pacific Realty Company (Realty).

(Graph of Union Pacific Corporation Revenues Per Employee - see Appendix)

Consolidated operating expenses for 1992 were $5.89 billion, a decrease of $679 million from 1991. Without the 1991 special charge, operating expenses would have risen $191 million. Depreciation, depletion and amortization increased $161 million because of exploration and production activity at Resources and the Corporation's continuing high level of capital expenditures. Salaries, wages and employee benefits expense increased $82 million, reflecting volume growth, inflation and reinstatement of incentive compensation accruals, offset by savings from continued cost containment and productivity improvement programs, including the implementation of new train crew size agreements. Partially offsetting these increases were a $40 million reduction in other taxes, resulting from a production-based tax settlement at Resources and property tax settlements at the Railroad, and a $70 million decline relating to diminished Realty operations.

The Corporation's 1992 operating income rebounded to $1.40 billion from $461 million in 1991. Excluding the 1991 special charge, operating income would have improved $74 million (6%) over 1991's $1.33 billion, principally reflecting improvements at the Railroad and Overnite, countered by curtailed operations at Realty. Other income rose $24 million, as interest income included in Resources' tax settlement was offset by reduced gains from property dispositions. Interest expense declined $28 million, reflecting lower interest rates, while corporate expenses increased $7 million. Net income as a percentage of operating revenues improved to 10.0% for 1992 from 9.1% in 1991 excluding the special charge. On the same basis, return on average stockholders' equity improved to 16.5% in 1992 from 14.2% in 1991.

Railroad: The Railroad improved earnings to $667 million in 1992 compared to $110 million in 1991. Excluding the 1991 special charge, earnings would have advanced $65 million (11%). Operating income increased to $1.03 billion from $190 million in 1991. Without the special charge, operating income would have risen $96 million (10%) from $935 million in 1991. The Railroad's operating ratio continued to improve, declining to 79.0 from 80.4 in 1991 (excluding the special charge), reflecting productivity improvements arising from the 1991 Presidential Emergency Board (PEB) settlement.

Revenues improved $121 million (3%) to $4.90 billion, as a 4% rise in carloadings was partly offset by a 1% decline in average revenue per car caused by traffic mix shifts, principally the growth of intermodal shipments. Automotive carloadings rose 15%, resulting from strong improvements in both parts and assembled auto traffic, while intermodal shipments were up 9% reflecting growth from both new and existing customers. In addition, metals, minerals and forest traffic rose 6% as a result of higher construction market demand, and grain increased 6% relating to expanding export markets. Other carloading increases occurred in chemicals (2%) and food, consumer and government products (1%). Energy traffic decreased 5% reflecting weak coal demand from utilities, the result of unusually mild weather and the absence of 1991 test burn activities.

Operating expenses declined $720 million to $3.87 billion in 1992. Excluding the 1991 special charge, operating expenses would have increased $25 million. Equipment and other rent expense rose $28 million relating to volume growth, and depreciation increased $15 million as a result of the Railroad's continuing capital program. In addition, outside hauling costs resulting from growth in intermodal traffic rose $6 million. Offsetting these increases were a $22 million decline in other taxes, reflecting favorable property tax settlements and a $16 million decrease in materials and supplies costs. Productivity improvements and cost containment programs continued, with salaries, wages and employee benefits increasing only $3 million as savings stemming from the 1991 PEB settlement negated increases relating to inflation and volume growth. In addition, fuel costs rose only $2 million as improvements in the consumption rate combined with lower fuel prices to offset a 4% increase in gross ton-miles.

Natural Resources: Resources' net income improved to $272 million from $207 million in 1991. Excluding the 1991 special charge, net income would have risen $29 million (12%). Operating income of $315 million improved $56 million, but would have remained essentially flat without the 1991 special charge. Results for 1992 include a favorable one-time $63 million ($42 million after-tax) production-based tax settlement and a $24 million ($16 million after-tax) charge relating to a workforce reduction program.

Revenues climbed $168 million to $1.26 billion, as a 9% increase in total sales volumes and higher average prices for natural gas more than compensated for price declines for crude oil and plant products. Sales volumes were again strengthened by expanded horizontal drilling activity in the Austin Chalk in southeastern Texas. Crude oil sales volumes rose 21% to 66,500 bbl/day and natural gas sales volumes improved 8% to 576 mmcf/day; however, plant products sales volumes dipped 5% to 36,300 bbl/day, reflecting a temporary decline caused by a pipeline disruption. Including hedging activity, average sales prices for natural gas improved 9% over 1991 to $1.52/mcf, while average prices for crude oil slipped 6% to $17.22/bbl and average prices for plant products dropped 10% to $10.67/bbl. Resources increased its hydrocarbon reserve position slightly through its drilling programs, primarily in the Austin Chalk and the Land Grant, despite the strong increase in total 1992 production.

Operating expenses increased $112 million to $944 million for 1992, but would have risen $167 million without the 1991 special charge. Depreciation, depletion and amortization rose $147 million reflecting expanded production levels, higher rates for new wells, property write-offs and accelerated lease
surrender activity.   In addition, the cost of pipeline and gas plant product
purchased for resale increased $22 million, resulting from higher volumes. Also included in operating expenses is $24 million relating to a 15% workforce reduction program. These cost increases were partially mitigated by the production-based tax settlement, which contributed to a $17 million reduction in other taxes.

Other income increased $27 million in 1992, principally because of $39 million in interest income included in the production-based tax settlement, offset by the absence of a $13 million gain from 1991 surface rights sales.

Resources' minerals operations recorded operating income of $111 million in 1992, an 8% gain over 1991's $103 million, reflecting improvements in sales volumes and average prices at its coal joint venture.

Trucking: Overnite earned $40 million in 1992, up from $13 million in 1991, including $20 million of goodwill amortization. Excluding the 1991 special charge, 1992 earnings would have been up $10 million. Operating income improved to $57 million compared to $19 million in 1991, and would have risen $13 million over the prior year excluding the 1991 special charge. Overnite's operating ratio, excluding the 1991 special charge and goodwill amortization, improved to 90.9 compared to 91.9 in 1991.

Despite the sluggish economy, revenues increased $73 million (9%) to $873 million as a 3% improvement in average prices combined with a 6% rise in total volumes. The volume increase included a 9% advance in tonnage for Overnite's core LTL business, reflecting increased market penetration and an expanding customer base. Operating expenses were up $35 million to $816 million, and would have risen $60 million without the 1991 special charge. Salaries, wages and employee benefits expense increased $43 million as a result of inflation and increased employee levels required to handle volume gains, while the remaining expense increase was primarily volume-related, including $6 million for increased use of contracted rail transportation.

Waste Management: USPCI broke even in 1992 compared to a net loss of $20 million in 1991, including $9 million of goodwill amortization. Excluding the 1991 special charge, USPCI's results would have been $3 million better than the previous year. Operating income was $8 million, up from an operating loss of $19 million in 1991. Excluding the special charge, operating income would have improved $2 million over 1991.

Revenues increased $11 million (4%) to $262 million as remediation, treatment and ash management operations improved. Operating expenses fell $16 million from 1991 to $254 million. Without the 1991 special charge, operating expenses would have risen $9 million, as outside disposal costs and contracted transportation expense increased $10 million.

Corporate Services and Other Operations: Consolidated net income also included after-tax expense of $251 million in 1992 and $246 million in 1991 relating to Corporate Services and Other Operations. Corporate Services expense declined $18 million from 1991, as lower interest expense on corporate debt, reduced stock appreciation rights expense and the absence of the administrative portion of the 1991 special charge more than offset increased incentive compensation costs. However, reduced Realty earnings negated this improvement, causing a $5 million increase in overall expense. A $6 million operating loss was recognized in 1992 from other operations, while 1991 results included $12 million of operating income, representing Realty's sales activity countered by the 1991 special charge.


Cash Flows, Liquidity and Capital Resources

Cash from operations declined $97 million in 1993 to $1.56 billion. This decline resulted from a $232 million increase from changes in working capital, partially offset by a $51 million decline in cash used for special charges, a $40 million rise in depreciation expense and a $38 million improvement in earnings excluding the non-cash accounting adjustments.

(Graph of Union Pacific Corporation Dividend History - see Appendix)

Cash used in investing activities increased to $1.55 billion (an increase of $206 million compared to a year ago) reflecting a $195 million reduction in proceeds from property sales, the acquisition of Skyway and additional investments in Chicago and North Western Holdings Corporation (see Note 5 to the Financial Statements). The Corporation will continue its high level of capital spending in 1994. At Resources, spending will be focused on drilling in the Austin Chalk and exploitation of the Land Grant, as well as expanding Resources' production base. The Railroad will continue to expand its high-density main lines and acquire and upgrade equipment to meet customer needs. Overnite will continue to expand its distribution network, and upgrade its truck fleet and technology. Capital spending at USPCI will be reduced in 1994 as the Clive incinerator nears completion.

Major financings in 1993 included $57 million of Railroad equipment financings, $515 million of additional commercial paper and $330 million of the Corporation's notes and debentures. Debt financings were used to fund capital expenditures, repay maturing debt and to call $350 million of notes with higher than market interest rates. In 1993, the Corporation also entered into a new credit facility (see Note 8 to the Financial Statements). The quarterly common stock dividend was raised to $0.40 per share in the third quarter of 1993, up from $0.37 per share. The Corporation's ratio of debt to capital employed improved to 35.6% at December 31, 1993 compared to 36.9% at December 31, 1992. This improvement resulted from an increase in debt discount due to the adoption of SFAS No. 109, increased deferred taxes caused by the 1993 Tax Act and the inclusion of 1993 earnings, partially offset by higher debt levels.

The Corporation's 1994 capital expenditures and debt service requirements will be funded primarily through cash generated from operations, property sales and, if required, through debt financings. The Corporation expects that such sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future. At December 31, 1993, the Corporation had authorization from the Board of Directors to repurchase up to $359 million of the Corporation's common stock. At year-end, the Corporation had available $475 million in short-term credit facilities and $800 million in revolving credit facilities expiring through 1998.

(Graph of Union Pacific Corporation Capital Investments - see Appendix)


Railroad-Related Matters

Employees of the Railroad who are injured in work-related accidents are compensated under the Federal Employers' Liability Act (FELA). FELA's finding of fault and damage is usually assessed based on litigation or out-of-court settlements. Although the number of injury claims has continued to decline, settlement cost per claim has increased, causing annual expense to rise from $125 million in 1991 and 1992 to $154 million in 1993. The Railroad is continuing its efforts to contain these costs through aggressive training programs, improving safety in work areas, working with injured employees, and by participating in an industry-wide effort to replace FELA with a no-fault system. These efforts could significantly reduce personal injury costs while maintaining fair and equitable compensation to injured employees.

Accounting Pronouncements

The FASB has issued Statement No. 112, "Employers' Accounting for
Postemployment Benefits" and Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Both Statements will be effective by January 1994. Statement No. 112 requires employers to recognize the obligation to provide benefits to former or inactive employees after employment but prior to retirement. Statement No. 115 creates new reporting classifications for investments in debt and certain equity securities. The Corporation has evaluated these Statements and has determined that the Statements will not have a significant effect on the Corporation.

Other Matters

Environmental Costs: The Corporation generates, transports, remediates and disposes of hazardous and non-hazardous waste in its current and former operations. It is engaged in reducing emissions, spills and migration of hazardous materials, and spent $16 million and $12 million in 1993 and 1992, respectively, for control and prevention. Remediation of sites previously used in operations, used by tenants or contaminated by former owners required spending of $42 million in 1993 and $39 million in 1992. In 1994, it anticipates spending $7 million for control and prevention, and $42 million for remediation. The Corporation had accrued $181 million at December 31, 1993 for future remediation costs; however, the ultimate cost could be lower or as much as 50% higher. Future remediation obligations should not have a material impact on the results of operations or financial condition of the Corporation.

Inflation: The cumulative effect of long periods of inflation has significantly increased asset replacement costs for capital-intensive companies such as the Railroad and Overnite. As a result, depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

A Look Forward

General Economic Factors: The Corporation's future results can be affected by fluctuations in oil and natural gas prices and by the economic environment. Resources directly benefits from increases in hydrocarbon prices, inclusive of hedging activity, while the Railroad and Overnite can be adversely affected by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation or mitigated by hedging activity. In addition, certain categories of rail carloadings and trucking tonnages can be negatively impacted by a prolonged economic downturn.

(Graph of Union Pacific Corporation Year-End Closing Stock Price - see Appendix)

1994 Outlook: Rail volumes are anticipated to improve in 1994 because of new coal contracts, growing intermodal market share, expanding traffic with Mexico, improving demand for finished autos and general economic expansion, while average revenue per car is expected to remain at 1993 levels. Sales volumes at Resources are expected to improve, while commodity price volatility is expected to continue. Resources' volume growth will reflect an expansion in natural gas and natural gas liquids sales volumes resulting from production increases in the Austin Chalk and the Land Grant in Wyoming, Utah and Colorado. Future oil and gas reserve additions will come from exploration, development of existing properties and acquisitions. The Corporation's continuing strategy is to evaluate potential reserve acquisitions, which could result in significant transactions. Overnite anticipates improvements in the current pricing environment and continued tonnage growth. Higher volumes at Overnite will be generated by continued growth in the Northeast and Midwest, and expansion in the West. At USPCI, depressed market conditions caused by regulatory uncertainty, the ongoing delay of remediation activities, and the recent restructurings by several major industry participants have caused the Corporation to begin a re-evaluation of USPCI's business environment and prospects.

Wilmington Sale: Negotiations are under way to sell the Corporation's Wilmington, California, oil field and related facilities to the Port of Long Beach, California, for cash and notes. The sale, including a provision for retained environmental and other liabilities, is expected to result in an after-tax gain. The sale of these operations will not significantly affect the Corporation's future operating results and is expected to be completed later in 1994.

Independent Auditors' Report

Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statements of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1993 and 1992, and the related statements of consolidated income, changes in common stockholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in January 1993, the Corporation changed its method of accounting for postretirement benefits other than pensions, income taxes and transportation revenue and expense recognition.

/s/Deloitte & Touche

New York, New York
January 20, 1994


Responsibilities for Financial Statements

The accompanying financial statements, which consolidate the accounts of Union Pacific Corporation and its subsidiaries, have been prepared in conformity with generally accepted accounting principles.

The integrity and objectivity of data in these financial statements and accompanying notes, including estimates and judgements related to matters not concluded by year-end, are the responsibility of management as is all other information in this Annual Report. Management devotes ongoing attention to review and appraisal of its system of internal controls. This system is designed to provide reasonable assurance, at an appropriate cost, that the Corporation's assets are protected, that transactions and events are recorded properly and that financial reports are reliable. The system is augmented by a staff of corporate traveling auditors supplemented by internal auditors in the subsidiary operating companies; careful attention to selection and development of qualified financial personnel; programs to further timely communication and monitoring of policies, standards and delegated authorities; and evaluation by independent public accountants during their audits of the annual financial statements.

The Audit Committee of the Board of Directors, composed entirely of outside directors, as identified on page 47, meets regularly with financial management, the corporate auditors and the independent public accountants to review the work of each. The independent public accountants and corporate auditors have free access to the Audit Committee, without management representatives present, to discuss the results of their audits and their comments on the adequacy of internal controls and the quality of financial reporting.


/s/Drew Lewis
Chairman and Chief Executive Officer

/s/L. White Matthews III
Executive Vice President-Finance

/s/Charles E. Billingsley
Vice President and Controller

                                  BUSINESS SEGMENTS

                      Union Pacific Corporation and Subsidiary Companies

                      Millions of Dollars              1993     1992     1991
                                                     -------  -------  -------
      Operating       Railroad                       $ 4,987  $ 4,897  $ 4,776
      Revenues        Natural resources                1,323    1,259    1,091
                      Trucking                           939      873      800
                      Waste management                   236      262      251
                      Corporate services and other
                       operations                         76        3      111
                                                     -------  -------  -------
                      Total                          $ 7,561  $ 7,294  $ 7,029
                                                     =======  =======  =======

      Operating       Railroad                       $ 1,042  $ 1,031  $   190
      Income          Natural resources                  382      315      259
      (Loss)(Note 3)  Trucking                            69       57       19
                      Waste management                    (5)       8      (19)
                      Corporate services and other
                       operations                          1       (6)      12
                                                     -------  -------  -------
                      Total                          $ 1,489  $ 1,405  $   461
                                                     =======  =======  =======

      Income (Loss)   Railroad                       $   669  $   667  $   110
      before          Natural resources                  309      272      207
      Accounting      Trucking                            42       40       13
      Adjustments     Waste management                    (9)      --      (20)
      (Notes 2 and    Corporate services and other
      7)(a)            operations                       (245)    (251)    (246)
                                                     -------  -------  -------
                      Total                          $   766  $   728  $    64
                                                     =======  =======  =======

      Cash from       Railroad                       $ 1,074  $   999  $   910
      Operations      Natural resources                  567      776      554
                      Trucking                            44      100      116
                      Waste management                    21       42       44
                      Corporate services and other
                       operations                       (143)    (257)    (232)
                                                     -------  -------  -------
                      Total                          $ 1,563  $ 1,660  $ 1,392
                                                     =======  =======  =======

      Assets          Railroad                       $10,014  $ 9,397  $ 9,002
      (at Year-End)   Natural resources                2,246    2,061    1,962
                      Trucking                         1,393    1,350    1,319
                      Waste management                   802      693      632
                      Corporate services and other
                       operations                        546      597      411
                                                     -------  -------  -------
                      Total                          $15,001  $14,098  $13,326
                                                     =======  =======  =======

      Depreciation,   Railroad                       $   443  $   389  $   374
      Depletion and   Natural resources                  410      435      287
      Amortization    Trucking                            58       51       51
                      Waste management                    31       32       31
                      Corporate services and other
                       operations                          7        2        5
                                                     -------  -------  -------
                      Total                          $   949  $   909  $   748
                                                     =======  =======  =======

      Capital         Railroad                       $   805  $   767  $   621
      Expenditures    Natural resources                  507      552      427
                      Trucking                            80       72       40
                      Waste management                   114      109       97
                      Corporate services and other
                       operations                         14       25        6
                                                     -------  -------  -------
                      Total                          $ 1,520  $ 1,525  $ 1,191
                                                     =======  =======  =======

                    (a) Accounting adjustments consist of the cumulative effect of changes in accounting principles and the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993.

                    This information should be read in conjunction with the accompanying accounting policies and notes to the financial statements.

                           STATEMENT OF CONSOLIDATED INCOME

                      Union Pacific Corporation and Subsidiary Companies

                      Millions of Dollars, Except Per
                      Share Amounts                    1993     1992     1991
                                                     -------  -------  -------
      Operating       Sales and Revenues (Notes 2
      Revenues         and 4)                        $ 7,561  $ 7,294  $ 7,029
                                                     -------  -------  -------
      Operating       Salaries, wages and employee
      Expenses         benefits                        2,535    2,516    2,434
                      Depreciation, depletion and
                       amortization                      949      909      748
                      Equipment and other rents          590      538      495
                      Fuel and utilities                 506      485      488
                      Materials and supplies             403      390      409
                      Other costs                      1,089    1,051    1,124
                      Special charge (Note 3)             --       --      870
                                                     -------  -------  -------
                      Total                            6,072    5,889    6,568
                                                     -------  -------  -------

      Income          Operating Income                 1,489    1,405      461
                      Other Income - Net (Note 13)        89      146      122
                      Interest Expense (Note 8)         (324)    (360)    (388)
                      Corporate Expenses                 (99)     (90)     (83)
                                                     -------  -------  -------
                      Income before Income Taxes
                       and the Cumulative Effect
                       of Accounting Changes           1,155    1,101      112

                      Income Taxes (Notes 2 and 7)      (450)    (373)     (48)
                                                     -------  -------  -------
                      Income before Cumulative
                       Effect of Changes in
                       Accounting Principles             705      728       64

                      Cumulative Effect to
                       January 1, 1993 of Changes
                       in Accounting Principles
                       (Note 2)                         (175)      --       --
                                                     -------  -------  -------
                      Net Income                     $   530  $   728  $    64
                                                     =======  =======  =======

      Per Share       Income before Cumulative
                       Effect of Changes in
                       Accounting Principles         $  3.43  $  3.57  $  0.31

                      Cumulative Effect to
                       January 1, 1993 of
                       Changes in Accounting
                       Principles                     (0.85)       --       --

                      Net Income                       2.58      3.57     0.31

                      Dividends                        1.54      1.42    1.305


                      The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                     STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                      Union Pacific Corporation and Subsidiary Companies

                      Millions of Dollars                       1993     1992
                                                              -------  -------
      Assets

      Current Assets  Cash and temporary investments          $   113  $   245
                      Accounts receivable                         651      575
                      Inventories                                 252      244
                      Deferred income taxes (Notes 2
                       and 7)                                     117      151
                      Other current assets                        249      166
                                                              -------  -------
                      Total                                     1,382    1,381
                                                              -------  -------
      Investments     Investments in and advances to
                       affiliated companies (Note 5)              455      417
                      Other investments                           170      187
                                                              -------  -------
                      Total                                       625      604
                                                              -------  -------
      Properties      Cost (Notes 6 and 8)                     17,860   16,385
                      Accumulated depreciation,
                       depletion and amortization              (6,419)  (5,785)
                                                              -------  -------
                      Net                                      11,441   10,600
                                                              -------  -------

      Other           Intangible and Other Assets - Net         1,553    1,513
                                                              -------  -------

                      Total Assets                            $15,001  $14,098
                                                              =======  =======

      Liabilities and
      Stockholders' Equity

      Current         Accounts payable                        $   477  $   523
      Liabilities     Accrued wages and vacation                  253      242
                      Dividends and interest                      176      177
                      Income and other taxes                      162      176
                      Accrued casualty costs                      135      135
                      Debt due within one year                    115      110
                      Restructuring reserve (Note 3)              107      177
                      Other current liabilities                   664      544
                                                              -------  -------
                      Total                                     2,089    2,084
                                                              -------  -------
      Other           Debt Due After One Year
      Liabilities      (Notes 8 and 9)                          4,069    3,989
      and Equity      Deferred Income Taxes
                       (Notes 2 and 7)                          2,676    2,376
                      Retiree Benefits Obligation
                       (Notes 2 and 10)                           599      175
                      Restructuring Reserve (Note 3)               50      204
                      Other Long-Term Liabilities (Note 12)       633      631
                      Common Stockholders' Equity (page 34)     4,885    4,639
                                                              -------  -------
                      Total Liabilities and Stockholders'
                       Equity                                 $15,001  $14,098
                                                              =======  =======

                      The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                         STATEMENT OF CONSOLIDATED CASH FLOWS

                      Union Pacific Corporation and Subsidiary Companies

                      Millions of Dollars              1993     1992     1991
                                                     -------  -------  -------
      Cash from       Net Income                     $   530  $   728  $    64
      Operations      Non-cash charges to income:
                        Depreciation, depletion
                          and amortization               949      909      748
                        Deferred income taxes            320      217      (58)
                        Cumulative effect of changes
                          in accounting principles
                          (Note 2)                       175       --       --
                        Special charge (Note 3)           --       --      870
                        Other non-cash charges          (141)    (105)    (290)
                      Changes in current assets and
                          liabilities                   (128)     104      116
                      Cash used for special charges     (142)    (193)     (58)
                                                     -------  -------  -------
                      Cash from operations             1,563    1,660    1,392
                                                     -------  -------  -------

      Investing       Capital investments and
      Activities       exploratory expenditures       (1,574)  (1,567)  (1,231)
                      Investments and acquisitions
                       (Note 5)                          (75)     (71)      --
                      Proceeds from sale of
                       assets and other
                       investing activities               96      291       94
                                                     -------  -------  -------
                      Cash used for investing
                       activities                     (1,553)  (1,347)  (1,137)
                                                     -------  -------  -------

      Equity and      Dividends paid                    (309)    (282)    (257)
      Financing       Debt repaid (Note 8)              (753)    (677)    (373)
      Activities      Purchase of treasury stock
                       (Note 11)                         (10)      (5)      --
                      Financings                         930      752      350
                                                     -------  -------  -------
                      Cash used in equity and
                       financing activities             (142)    (212)    (280)
                                                     -------  -------  -------
                      Net Change in Cash and
                       Temporary Investments         $  (132) $   101  $   (25)
                                                     =======  =======  =======

      Changes in      Accounts receivable            $   (76) $   (59) $    29
      Current Assets  Inventories                         (8)     (22)      21
      and Liabilities Other current assets               (49)     (31)      12
                      Accounts, wages and vacation
                       payable                           (35)     143       64
                      Other current liabilities           40       73      (10)
                                                     -------  -------  -------
                      Total                          $  (128) $   104  $   116
                                                     =======  =======  =======

                      The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                 STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                  Union Pacific Corporation and Subsidiary Companies

                  Millions of Dollars                  1993     1992     1991
                                                     -------  -------  -------
      Common Stock   Common Stock, $2.50
                      par value (authorized
                      500,000,000 shares)

                     Balance at beginning of year
                       (229,774,547 issued shares
                       in 1993; 228,410,296 in
                       1992; 126,182,132 in 1991)    $   574  $   571  $   315
                     Conversions, exercises of
                       stock options and other
                       (1,013,628 shares in
                       1993; 1,364,251 in 1992;
                       1,032,780 in 1991)                  3        3        3
                     Stock split (101,195,384 shares
                       in 1991) (Note 11)                 --       --      253
                                                     -------  -------  -------
                     Balance at end of year
                      (230,788,175 issued shares
                      in 1993; 229,774,547 in 1992;
                      228,410,296 in 1991)               577      574      571
                                                     -------  -------  -------

      Paid-in        Balance at beginning of year      1,339    1,288    1,235
      Surplus        Conversions, exercises of
                      stock options and other             44       51       53
                                                     -------  -------  -------
                     Balance at end of year            1,383    1,339    1,288
                                                     -------  -------  -------

      Retained       Balance at beginning of year      4,338    3,899    4,353
      Earnings       Net Income                          530      728       64
                                                     -------  -------  -------
                     Total                             4,868    4,627    4,417
                     Dividends declared:
                       Cash dividends                   (315)    (289)    (265)
                       Stock split (Note 11)              --       --     (253)
                     Exchangeable note conversion
                      (Note 8)                           (24)      --       --
                                                     -------  -------  -------
                     Balance at end of year
                      (Note 8)                         4,529    4,338    3,899
                                                     -------  -------  -------

      Treasury       Balance at end of year,
      Stock            at cost (25,626,946 shares
                       in 1993; 25,879,742 in 1992;
                       25,566,455 in 1991)            (1,604)  (1,612)  (1,595)
                                                     -------  -------  -------

                     Total Common Stockholders'
                      Equity (Note 11)               $ 4,885  $ 4,639  $ 4,163
                                                     =======  =======  =======

                     The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                       NOTES TO FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation) and all subsidiaries. Investments in affiliated companies (20% to 50% owned) are accounted for on the equity method. In addition, the Corporation consolidates its proportionate share of oil, gas and mineral ventures. All material intercompany transactions are eliminated.

Cash and Temporary Investments
Temporary investments are stated at cost that approximates fair market value, and consist of investments with original maturities of three months or less.

Accounts Receivable
Union Pacific Railroad Company has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable.
Collection risk on the pool of receivables is minimal.   At December 31, 1993
and 1992, accounts receivable are presented net of the $300 million of receivables sold.

Inventories
Inventories consist primarily of materials and supplies carried at the lower of cost or market.

Exploration and Production
Oil and gas exploration costs are accounted for using the successful efforts method.

Drilling costs of unsuccessful exploratory wells, geological and geophysical costs and carrying costs are charged to expense when incurred. Costs to develop producing properties, including drilling costs and applicable leasehold acquisition costs, are capitalized.

Depletion and amortization of producing properties, including depreciation of well and support equipment and amortization of related lease costs, are determined by using a unit-of-production method based upon proved reserves. Acquisition costs of unproved properties are amortized from the date of acquisition on a composite basis, which considers past success experience and average lease life.

Property and Depreciation
Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property.

The cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation. A gain or loss is recognized on all other property upon disposition.

The Corporation capitalizes interest and certain labor costs on significant construction projects during construction.

Intangible Assets
Intangible and Other Assets in 1993 and 1992 include $1.32 billion and $1.29 billion, respectively, of costs in excess of net assets of acquired businesses. Amortization is generally recorded over forty years on a straight-line basis. The Corporation regularly assesses the recoverability of costs in excess of net assets of acquired businesses through a review of cash flows and fair values of those businesses.

Revenue Recognition
Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred (see Note 2).

Hedging Transactions
The Corporation periodically hedges hydrocarbon sales and purchases, and interest rates. Gains and losses from these transactions are recognized at delivery of the commodity or over the life of the instrument (see Note 4).

Earnings Per Share
Earnings per share are based on the weighted average number of common shares outstanding during the periods, plus shares issuable upon exercise of outstanding stock options (see Note 11).

Change in Presentation
Certain 1991 and 1992 amounts have been reclassified to conform to the 1993 financial presentation.

1.  Business
The Corporation consists of companies operating principally in the United States engaged in rail transportation; oil, gas and minerals production; trucking; and waste management.

The following financial information is an integral part of these financial statements:
           Business Segments
           Supplementary Information (unaudited)
           Selected Quarterly Data;
           Oil and Gas -- Proved Reserves;
           Capitalized Exploration and Production Costs;
           Costs Incurred in Exploration and Development;
           Results of Operations for Producing Activities; and
           Standardized Measure of Cash Flows

2.  Accounting Changes
The Corporation adopted the following accounting changes with a cumulative adjustment--which resulted in a $175 million or $0.85 per share after-tax charge to earnings--in January 1993:

In Millions, Except
Per Share Amounts
                                 Income   Revenue
                          OPEB    Taxes   Recogn.    Total
                        -------  -------  -------   -------
Railroad                $ (171)  $  121   $  (22)   $  (72)
Natural resources          (44)     (15)      --       (59)
Trucking                   (47)     (25)      (7)      (79)
Waste management            --       --       --        --
Corporate services
  and other operations      (9)      44       --        35
                        ------   ------   ------    ------
Consolidated            $ (271)  $  125   $  (29)   $ (175)
                        ======   ======   ======    ======
Per share               $(1.32)  $ 0.61   $(0.14)   $(0.85)

Other Postretirement Benefits (OPEB):  The Financial Accounting Standards Board
(FASB) issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the cost of non-pension benefits for retirees be accrued during their period of employment. The adoption of this Statement will not affect future cash funding requirements for these benefits (see Note 10).

Income Taxes: The FASB issued Statement No. 109, "Accounting for Income Taxes," which requires the balance sheet approach of accounting for income taxes, whereby assets and liabilities are recorded at the tax rates currently enacted. The Corporation's results were not significantly affected by the adoption of this Statement; however, future results may be affected by changes in the corporate income tax rate. 1993's income tax expense (before accounting changes) rose $73 million as a result of the Omnibus Budget Reconciliation Act of 1993 (the 1993 Tax Act) (see Note 7).

Revenue Recognition: The Corporation changed its method of transportation revenue and expense recognition from accruing both revenues and expenses at the inception of service to the industry practice of allocating revenues between reporting periods based on relative transit time, while recognizing expenses as incurred. The Corporation's results were not significantly affected by this accounting change.

3.  1991 Special Charge
In 1991, the Corporation announced a major restructuring program, including an $870 million ($575 million after-tax) charge. The program included a provision of $480 million for severance and other costs associated with personnel reductions at Union Pacific Railroad Company and its affiliate, Missouri Pacific Railroad Company (collectively the Railroad), as well as $265 million for costs related to the disposition of light density rail lines. In addition, the Corporation provided $125 million for operational realignments at its other operating companies. The Corporation spent $142 million and $193 million in 1993 and 1992, respectively, for the restructuring program.

4.  Price Risk Management
The Corporation utilizes futures contracts, option contracts and swap agreements to manage price volatility related to sales and purchases of hydrocarbons. Union Pacific Resources Company (Resources) has purchased fixed price contracts to hedge 1994 natural gas sales volumes of 161 mmcf/day at $2.27/mcf, approximately 25% of Resources' 1994 natural gas production. Overnite Transportation Company (Overnite) has purchased fixed price contracts to hedge virtually all of its 1994 diesel fuel consumption (62 million gallons at $0.48 per gallon). Credit risk related to these activities is minimal.

5.  Investments and Acquisitions
In May 1993, the Corporation acquired all of the outstanding common stock of Skyway Freight Systems, Inc. (Skyway) for $65 million and the conversion of its initial $7 million preferred stock investment. Skyway specializes in providing customized logistics and transportation support for the time-definite and specialized freight markets.

In 1992, the Corporation exchanged its preferred stock investment in Chicago and North Western Holdings Corporation (CNW) for non-voting common stock (the Stock). Through additional Stock purchases, the Corporation holds a 30% equity interest in CNW. The Stock is exchangeable into voting common stock pending Interstate Commerce Commission approval. The CNW investment is accounted for on the equity method.

6.  Properties

Major property accounts are as follows:
Millions of Dollars               1993          1992
                                 -------       -------
Railroad:
  Road and other                 $ 7,935       $ 7,282
  Equipment                        4,575         4,328
                                 -------       -------
Total Railroad                    12,510        11,610
Natural resources                  4,144         3,785
Trucking                             621           555
Waste management                     464           350
Other                                121            85
                                 -------       -------
Total                            $17,860       $16,385
                                 =======       =======

Accumulated depreciation, depletion and amortization are as follows:
Millions of Dollars               1993          1992
                                 ------        ------
Railroad:
  Road and other                 $1,990        $1,693
  Equipment                       1,769         1,730
                                 ------        ------
Total Railroad                    3,759         3,423
Natural resources                 2,364         2,124
Trucking                            165           138
Waste management                    101            82
Other                                30            18
                                 ------        ------
Total                            $6,419        $5,785
                                 ======        ======

7.  Income Taxes
In August 1993, President Clinton signed the 1993 Tax Act into law raising the Federal corporate income tax rate to 35% from 34% retroactive to January 1.
As a result, 1993 income tax expense increased by $73 million: $61 million for the one-time non-cash recognition of deferred income taxes related to prior periods and $12 million of incremental current year Federal income tax expense.

Components of income tax expense are as follows:

Millions of Dollars              1993
                                 ----
Current:
  Federal                        $118
  State                            12
                                 ----
  Total current                   130
                                 ----
Deferred:
  Federal                         304
  State                            16
                                 ----
  Total deferred                  320
                                 ----
Total                            $450
                                 ====

Prior years' components of tax expense, which have not been restated to reflect the accounting change (see Note 2), were $156 million in 1992 and $106 million in 1991 for current Federal income tax expense and $217 million in 1992 and $(58) million in 1991 for deferred Federal income tax expense.

Deferred tax liabilities (assets) are comprised of the following:

Millions of Dollars                                            1993
                                                              -------
Net current deferred tax asset - Restructuring
  and other reserves                                          $ (117)
                                                              ------
Excess tax over book depreciation                              2,459
Exploration costs                                                286
State taxes - Net                                                221
Alternative minimum tax                                         (178)
Postretirement benefits                                         (152)
Special charge                                                  (101)
Other                                                            141
                                                              ------
Net long-term deferred tax liability                           2,676
                                                              ------
Net deferred tax liability                                    $2,559
                                                              ======

A reconciliation between statutory and effective tax rates is as follows:

                                         1993       1992       1991
                                        -----      -----      -----
Statutory tax rate                       35.0%      34.0%      34.0%
Cumulative effect of Federal
  rate increase                           5.3         --         --
State taxes - Net                         1.6         --         --
Goodwill amortization                     1.1        3.1       29.5
Section 29 credits                       (1.2)      (1.8)        --
Dividend exclusion                       (1.6)      (0.9)     (16.1)
Other                                    (1.2)      (0.5)      (4.5)
                                        -----      -----      -----
Effective tax rate                       39.0%      33.9%      42.9%
                                        =====      =====      =====

All material IRS deficiencies prior to 1978 have been settled. In addition, the Corporation has filed refund claims for 1946 through 1967. The Corporation is contesting deficiencies in the Tax Court for 1978 and 1979.
The Corporation has reached a partial settlement with the Appeals Office of the IRS for 1980 through 1983; the remaining issues will be resolved as part of the Tax Court case for 1978 and 1979, as well as the refund claim filed for 1983. The Corporation is negotiating with the Appeals Office concerning 1984 through 1986. The IRS is examining the Corporation's returns for 1987 through 1989. The Corporation believes it has adequately provided for Federal and state income taxes.

Payments of income taxes were $142 million in 1993, $168 million in 1992 and $158 million in 1991.

8.  Debt

Long-term debt is summarized below:

Millions of Dollars                          1993        1992
                                            ------      ------
Notes and Debentures, 4.75% to 10.80%
  due through 2054                          $2,189      $2,554
Equipment obligations, 6.15% to 15.50%
  due through 2012                             664         678
Commercial paper, average of 3.35%
  in 1993 and 3.62% in 1992                    868         353
Mortgage bonds, 4.25% to 5.00%, due
  through 2030                                 178         179
Tax-exempt financings, 2.41% to 9.60%
  due through 2026                             206         173
Capitalized leases                             144         158
Unamortized discount                          (180)       (106)
                                            ------      ------
Total long-term debt                        $4,069      $3,989
                                            ======      ======

Maturities of long-term debt for each year, 1994 through 1998, are $115 million, $271 million, $65 million, $156 million and $1.147 billion, respectively.

Approximately 55% of all rail equipment and other railroad properties secure outstanding equipment obligations and mortgage bonds.

Certain tax-exempt financings had variable interest rates from 2.41% to 3.10% at December 31, 1993, and from 2.65% to 3.50% at December 31, 1992.

Commercial paper borrowings are due within one year, but have been classified as long-term debt because the Corporation intends to refinance these obligations by the issuance of additional commercial paper or other long-term debt. Long-term credit facilities are available to replace outstanding commercial paper.

The Corporation has $1.275 billion of credit facilities for general corporate purposes with various banks. These facilities consist of revolving credit facilities of $800 million that expire in 1998 and $400 million that expire in March 1994, and $75 million of other short-term facilities. Borrowings on the $400 million credit facility are payable up to one year from the date the funds are borrowed. Commitment fees and interest rates payable under these facilities are comparable to fees and rates available to the most creditworthy corporate borrowers.

In February 1993, the remaining $25 million of the 7.50% Exchangeable Guaranteed Notes due 2003, which were issued in conjunction with the acquisition of the Missouri-Kansas-Texas Railroad, were exchanged for approximately 774,000 shares of the Corporation's common stock. These common shares were held in treasury prior to the exchange.

The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $2.6 billion at December 31, 1993.

Interest expense is net of capitalized interest of $11 million in 1993, $9 million in 1992 and $6 million in 1991. Interest payments approximate gross interest expense.

The fair value of the Corporation's long and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1993, the fair value of total debt exceeded the carrying value by 5%.

9.  Leases
The Corporation leases certain locomotives, freight cars, trailers, production platforms and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1993, are as follows:

                                 Operating    Capital
Millions of Dollars                 Leases     Leases
                                 ---------    -------
1994                                  $114       $ 27
1995                                    54         26
1996                                    47         25
1997                                    38         24
1998                                    35         21
Later years                             95        200
                                      ----       ----
Total minimum payments                $383        323
                                      ====
Amount representing interest                     (167)
                                                 ----
Present value of minimum lease
  payments                                       $156
                                                 ====

The present value of future capital lease payments includes $12 million classified as a current liability and $144 million classified as long-term debt.

Rent expense for operating leases with terms exceeding one month was $123 million in 1993, $112 million in 1992 and $111 million in 1991. Contingent rentals and sub-rentals are not significant.

10.  Retirement Plans
The Corporation and certain of its subsidiaries provide pension and postretirement health care and life insurance benefits to substantially all salaried and certain hourly employees.

Pension Benefits: Pension plan benefits are based on years of service and compensation during the last years of employment. Contributions to the plans are calculated based on the Projected Unit Credit actuarial funding method and are not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. In addition, Railroad employees are covered by the Railroad Retirement System. Contributions made to the System are expensed as incurred and amounted to $195 million, $201 million and $197 million in 1993, 1992 and 1991, respectively. Since 1989, the Corporation has settled a portion of the non-qualified unfunded supplemental plans' accumulated benefit obligation by purchasing annuities.

Pension cost includes the following components:

Millions of Dollars                       1993       1992       1991
                                          ----       ----       ----
Service cost - benefits
  earned during the period                $ 32       $ 32       $ 28
Interest on projected
  benefit obligation                        88         84         77
Return on assets
  - actual gain                           (140)       (57)      (203)
  - deferred gain (loss)                    60        (19)       132
Net amortization costs                       8         10          8
                                          ----       ----       ----
Charge to operations                      $ 48       $ 50       $ 42
                                          ====       ====       ====

The projected benefit obligation was determined using a discount rate of 7.0% in 1993 and 8.0% in 1992. The estimated rate of salary increase approximated 5.0% in 1993 and 6.25% in 1992. The expected long-term rate of return on plan assets was 8.0% in both years. The change in assumptions will not significantly affect 1994 pension cost. As of year-end 1993 and 1992, approximately 34% and 31%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder primarily in equity securities.

The funded status of the plans is as follows:

                                    Assets             Accumulated
                                    Exceed               Benefits
                                 Accumulated              Exceed
Millions of Dollars                Benefits             Assets (a)
                               --------------          ------------
                                1993    1992           1993    1992
                               ------  ------          ----    ----
Plan assets at fair value      $1,182  $1,086          $ --    $ --
                               ------  ------          ----    ----
Actuarial present value
  of benefit obligations:
  Vested benefits                 923     783            39      27
  Non-vested benefits              54      39             1      --
                               ------  ------          ----    ----
Accumulated benefit
  obligation                      977     822            40      27

Additional benefits
  based on estimated
  future salaries                205      239            26      12
                              ------   ------          ----    ----
Projected benefit obligation   1,182    1,061            66      39
                              ------   ------          ----    ----
Plan assets (over) under
  projected benefit
  obligation                      --      (25)           66      39

Unamortized net transition
  asset (obligation)              39       43           (33)    (40)

Unrecognized prior service
  cost                           (46)     (64)          (39)    (25)

Unrecognized net gain (loss)     167      194           (30)    (13)

Minimum liability                 --       --            76      66
                              ------   ------          ----    ----
Pension liability             $  160   $  148          $ 40    $ 27
                              ======   ======          ====    ====

(a)  Represents the Corporation's non-qualified unfunded supplemental plans.

Other Postretirement Benefits: The Corporation adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 2) in January 1993. The Corporation does not currently pre-fund health care and life insurance benefit costs. Cash payments for these benefits (which were not affected by the adoption of SFAS No. 106) were $16 million in 1993. Railroad agreement employees' health care and life insurance benefits are covered by a separate multiemployer plan and therefore are not subject to the provisions of this Statement.

In late 1993, the Corporation amended its postretirement health care plans to provide greater employee cost sharing and, for the plan covering Overnite's employees, implemented stricter eligibility requirements. As a result of these amendments, future plan expense will be reduced.

Components of the postretirement health care and life insurance benefit expense are as follows:

Millions of Dollars                          1993
                                             ----
Service cost-benefits
  earned during the period                   $ 7
Interest costs on accumulated
  benefit obligation                          21
                                             ---
Charge to operations                         $28
                                             ===

The liability for postretirement benefit plans is as follows:

Millions of Dollars                                     1993
                                                        ----
Accumulated postretirement benefit
  obligation (APBO):
  Retirees                                              $201
  Fully eligible active employees                         21
  Other active employees                                  99
                                                        ----
  Total APBO                                             321
Unrecognized prior service gain                           76
Unrecognized net gain                                     40
                                                        ----
Postretirement benefits liability                       $437
                                                        ====

The APBO was determined using a discount rate of 7.0%. The initial assumed health care cost trend rate was 13.0%, gradually decreasing to 4.8% for 2009 and all future years. If the assumed health care cost trend rate increases by one percentage point in each subsequent year, annual postretirement benefit expense would increase by $4 million and the aggregate postretirement benefits liability would rise by $35 million.

11. Stock Option Plans, Retention Stock Plans and Other Capital Stock Pursuant to the Corporation's stock option, retention and restricted stock plans for directors, officers and key employees, 14,469,250, 4,095,900 and 5,530,500 common shares or options for common shares were available for grant at December 31, 1993, 1992 and 1991, respectively.

Options under the plans are granted at 100% of market value at the date of grant, become exercisable one year after that date and are exercisable for a period of ten years from the grant date. The plans also provide for granting of stock appreciation rights (SAR's) that permit certain holders to surrender related exercisable options in exchange for cash or stock in an amount equal to the excess of the market price of the Corporation's common stock on the date the right is exercised over the option price. As a result of changes in the market value of the stock, $4 million, $6 million and $18 million were charged to expense in 1993, 1992 and 1991, respectively. During 1993, 1992 and 1991, options with SAR's were granted for 437,400, 441,500 and 282,500 shares, respectively. At December 31, 1993, 1992 and 1991, there were 1,298,200, 937,400 and 969,500 shares subject to outstanding SAR's, respectively.

Changes in common stock options and SAR's outstanding are as follows:

                                 Shares                 Price Range
                              Under Option               Per Share
                              ------------           ----------------
Balance Dec. 31, 1990           5,784,000            $19.04 to $40.41
Granted                         1,049,400             46.66 to  49.13
Exercised                      (2,361,480)            20.04 to  40.41
Expired/Surrendered               (65,200)            34.07 to  40.41
                               ----------            ----------------
Balance Dec. 31, 1991           4,406,720             19.04 to  49.13
Granted                         1,322,250                  54.13
Exercised                      (1,511,920)            19.04 to  46.66
Expired/Surrendered               (61,100)            46.66 to  54.13
                               ----------            ----------------
Balance Dec. 31, 1992           4,155,950             20.04 to  54.13
Granted                         1,352,850                  63.75
Exercised                        (792,890)            20.04 to  54.13
Expired/Surrendered               (19,450)            28.32 to  54.13
                               ----------            ----------------
Balance Dec. 31, 1993           4,696,460             20.04 to  63.75
                               ==========            ================
Exercisable Dec. 31
1991                            3,357,320            $19.04 to $40.41
1992                            2,833,700             20.04 to  49.13
1993                            3,343,610             20.04 to  54.13

The plans also provide for granting restricted shares of common stock to eligible employees, subject to forfeiture if employment terminates during the prescribed restricted period. During 1993, 1992 and 1991, 208,700, 131,450 and 385,900 retention and restricted shares, respectively, were issued.

The Corporation has announced programs to repurchase up to $1.2 billion of its common shares. Since 1984, 15 million shares have been repurchased at a cost of $841 million. In 1991, the Corporation split its outstanding common stock on a two-for-one basis. Accordingly, all appropriate share and per share information has been restated.

12.  Commitments and Contingencies
There are various lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1993, the Corporation had accrued $181 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 50% higher. The Corporation has also entered into commitments and provided guarantees for specific financial and contractual obligations of its subsidiaries and affiliates. The Corporation does not expect that the lawsuits, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial position or its results of operations.

13.  Other Income - Net

Other Income - Net includes the following:

Millions of Dollars                         1993        1992        1991
                                            ----        ----        ----

Rental income                               $ 33        $ 38        $ 45
Net gain on
  property dispositions                       18          36          51
Interest on tax settlements                   --          55          15
Interest and other - Net                      38          17          11
                                            ----        ----        ----
Total                                       $ 89        $146        $122
                                            ====        ====        ====

                  SUPPLEMENTARY INFORMATION (unaudited)

Selected Quarterly Data
Selected unaudited quarterly data are as follows:

Millions of Dollars
Except Per Share
Amounts                 Mar.31     Jun.30     Sep.30    Dec.31
                        ------     ------     ------    ------
1993
Operating revenues      $1,830     $1,848     $1,901    $1,982
Operating income           343        385        345       416
Net income (loss)          (11)(a)    198        108(b)    235
Per share:
  Net income (loss)      (0.06)(a)   0.96       0.53(b)   1.14
  Dividends               0.37       0.37       0.40      0.40
Common stock price:
  High                   62.38      65.38      67.00     64.88
  Low                    56.88      58.75      58.38     57.88

1992
Operating revenues      $1,745     $1,782     $1,851    $1,916
Operating income           307        376        372       350
Net income                 145        206(c)     185       192
Per share:
  Net income              0.71       1.01(c)    0.91      0.94
  Dividends               0.34       0.34       0.37      0.37
Common stock price:
  High                   51.00      55.25      55.50     60.50
  Low                    44.38      45.75      48.00     50.63

(a) Income before the cumulative effect of accounting changes was $164 million or $0.80 per share.

(b) Included a $61 million ($0.30 per share) increase in income tax expense resulting from the deferred tax effect of the 1993 Tax Act (see Note 7 to the Financial Statements).

(c) Included a $63 million ($42 million after-tax) production-based tax settlement, which increased earnings per share by $0.21.


Stockholders and Dividends
The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 31, 1994, there were 205,077,299 shares of outstanding common stock and approximately 63,600 common stockholders. At that date, the closing price of the common stock on the New York Stock Exchange was $65.38.

Cash dividends declared on common stock by the Corporation were $1.54 per share in 1993 and $1.42 per share in 1992. Union Pacific has paid dividends to its common stockholders during each of the past 94 years. See Note 8 to the Financial Statements for a discussion regarding restrictions relating to the payment of cash dividends.

Rail Transportation

Commodities
Revenue ton-miles (RTM) and freight revenue for major commodities by percent and in total are as follows:

                            1993              1992              1991
Percent of                     Frght.            Frght.            Frght.
  Total                 RTM     Rev.      RTM     Rev.      RTM     Rev.
                       -----   ------    -----   ------    -----   ------
Automotive               4.0%   11.3%      3.7%   10.7%      3.2%   10.0%
Chemicals               14.0    20.9      14.8    21.6      14.4    21.6
Energy                  34.3    18.3      31.2    17.6      33.8    18.9
Food, consumer
  and government         5.8     6.6       6.3     7.1       6.2     7.4
Grains and grain
  products              16.1    12.9      17.3    13.5      16.1    12.9
Intermodal              12.0    14.3      12.1    13.2      11.6    13.1
Metals, minerals
  and forest            13.8    15.7      14.6    16.3      14.7    16.1
                       -----    ----     -----    ----     -----    ----
Total                    100%    100%      100%    100%      100%    100%
                       =====    ====     =====    ====     =====    ====
Amounts in
  Billions             220.7    $4.8     209.1    $4.7     200.9    $4.6
                       =====    ====     =====    ====     =====    ====

Equipment
Owned or leased at year-end             1993     1992     1991
                                       ------   ------   ------
Locomotives                             3,142    3,074    3,065
Freight cars
  Covered hoppers                      23,399   22,656   23,049
  Box cars                             15,826   16,573   18,279
  Open-top hoppers                     10,885   11,064   11,221
  Gondolas                              9,969   10,438   10,686
  Other                                 8,013    8,408    8,868
Work equipment                          4,704    4,922    5,048

Acquired during the year
  Locomotives                              74       74       68
  Freight cars                          1,394      646      783

Average age of equipment (years)
  Locomotives                            12.2     11.8     11.3
  Freight cars                           19.8     19.3     18.3

Bad order ratio-freight cars              7.9%     8.2%    11.2%

(Graph of Union Pacific Railroad Revenue Ton-Miles Per Employee - see Appendix)

Expenditures
Millions of Dollars                     1993     1992     1991
                                        ----     ----     ----
Capital Expenditures
Roadway and other                       $591     $504     $440
Equipment                                214      263      181
                                        ----     ----     ----
Total                                   $805     $767     $621
                                        ====     ====     ====
Maintenance Expenditures
Roadway                                 $247     $273     $295
Equipment                                490      485      463
                                        ----     ----     ----
Total                                   $737     $758     $758
                                        ====     ====     ====

Transportation Statistics
Railroad (track miles)               1993     1992     1991
                                    ------   ------   ------
Main line                           13,972   14,032   14,563
Branch line                          3,863    4,988    5,698
Yards, siding and other
  main line                         12,480   12,717   12,401
                                    ------   ------   ------
Total                               30,315   31,737   32,662
                                    ======   ======   ======
Track miles of continuous
  welded rail (at year-end)         13,735   13,528   13,291
Track miles under centralized
  traffic-control (at year-end)      8,861    8,847    8,790
Track miles of rail replaced
  New                                  280      373      223
  Used                                 254      267      292
Track miles re-ballasted             2,510    3,296    3,687
Ties replaced (thousands)            2,017    1,946    1,785

Freight Operations
Operating ratio                       79.1    79.0     80.4
Carloadings (thousands)              4,619   4,458    4,304
Average revenue per
  carloading                        $1,032  $1,055   $1,064
Average price of diesel
  fuel (per gallon)(cents)            62.8    63.9     66.5

Trucking

Freight Operations
                                      1993     1992     1991
                                     -----    -----    -----
Shipments (thousands)
  Less-than-truckload                8,146    7,603    7,034
  Truckload                             60       67       72
                                     -----    -----    -----
Total                                8,206    7,670    7,106
                                     =====    =====    =====
Tonnage (thousands)
  Less-than-truckload                4,277    3,994    3,652
  Truckload                            733      837      914
                                     -----    -----    -----
Total                                5,010    4,831    4,566
                                     =====    =====    =====

Revenue per hundredweight            $9.28    $9.03    $8.76
Operating ratio                       90.2     90.9     91.9

Equipment and Terminals
Owned or leased at year-end         1993     1992     1991
                                   ------   ------   ------
Tractors                            5,254    5,311    5,205
Trailers                           17,105   16,123   14,318
Straight trucks                        93      101      121
Automobiles and service units         237      385      525
Service centers                       166      160      149
Average age of equipment (years)
  Tractors                            6.8      7.2      7.8
  Trailers                            8.0      8.7      8.5

Capital Expenditures
Millions of Dollars                 1993     1992     1991
                                    ----     ----     ----
Revenue equipment                   $ 40     $ 48     $ 26
Other                                 40       24       14
                                    ----     ----     ----
Total                               $ 80     $ 72     $ 40
                                    ====     ====     ====

Natural Resources

Oil and Gas -- Proved Reserves
Proved reserves of crude oil, which include condensate and natural gas liquids, are as follows:

Millions of Barrels                1993     1992     1991
                                  -----    -----    -----
Beginning of year                 156.6    161.4    153.0
Revisions of previous estimates     5.5      7.1      3.7
Improved recovery                   1.3       --      6.3
Extensions, discoveries and
  other additions                  20.8     27.2     22.4
Purchases (sales) of
  reserves-in-place                 4.6     (7.3)     3.9
Production                        (31.9)   (31.8)   (27.9)
                                  -----    -----    -----
End of year                       156.9    156.6    161.4
                                  =====    =====    =====
Proved developed reserves         153.8    148.5    135.4
                                  -----    -----    -----

The table above includes the following amounts with respect to natural gas liquids:

Millions of Barrels               1993     1992     1991
                                  ----     ----     ----
Production                        (7.7)    (7.5)    (7.6)
Reserves, end of year             74.3     67.8     64.5

Proved natural gas reserves are as follows:

Billions of Cubic Feet          1993     1992     1991
                               -------  -------  -------
Beginning of year              1,709.2  1,655.5  1,694.4
Revisions of previous
  estimates                      (35.6)    37.2     15.5
Extensions, discoveries
  and other additions            237.0    427.1    147.8
Purchases (sales) of
  reserves-in-place               46.6   (199.6)    (6.9)
Production                      (226.0)  (211.0)  (195.3)
                               -------  -------  -------
End of year                    1,731.2  1,709.2  1,655.5
                               =======  =======  =======
Proved developed reserves      1,643.5  1,610.8  1,512.9
                               -------  -------  -------

Over 90% of proved reserves are in the United States.   At December 31, 1990,
proved developed reserves of oil and gas were 130.0 million barrels and
1,595.0 billion cubic feet, respectively.

Drilling and Production Activities

Drilling                          1993     1992     1991
                                  ----     ----     ----
Gross wells                        529      483      382
Gross productive wells             491      435      308
Net wells:
  Exploration                       20       33       44
  Development                      303      291      201
Net productive wells:
  Exploration                       10       13       18
  Development                      295      285      185

At December 31, 1993, 146 gross wells and 72 net wells were in process of being drilled.

Sales Price and Cost (a)         1993     1992     1991
                                ------   ------   ------
Crude oil sales price           $15.66   $17.22   $18.33
Natural gas liquids sales
  price                           9.84    10.67    11.86
Gas sales price                   1.82     1.52     1.39
Lifting cost (b)                  4.12     4.12     4.33

(a) Average per bbl or mcf, except lifting cost which is per barrel oil equivalent converted at 6:1.
(b) Lifting cost per unit includes 6.9 million, 5.8 million and 6.2 million barrels of natural gas liquids earned through plant ownership in 1993, 1992 and 1991, respectively.

Production (per day)              1993     1992     1991
                                  ----     ----     ----
Net crude oil (thousand bbl)      66.5     66.5     54.9
Net natural gas liquids
  (thousand bbl)                  21.0     20.6     21.4
Net natural gas (mmcf)           619.0    576.0    535.0
Natural gas processed (mmcf)     949.4    935.1    915.0

Acreage and Wells
Oil and gas acreage is as follows:

Thousands of Acres                        1993     1992
                                         ------   ------
Gross developed                           1,569    1,581
Net developed                               833      821
Gross undeveloped                        17,588   27,529
Net undeveloped                          15,733   24,574

Gross and net undeveloped acreage at December 31, 1993, includes 13.6 million acres and 12.8 million acres, respectively, which were acquired under foreign work programs, substantially all in South America. The table excludes 7.1 million gross acres and 6.4 million net acres, which were acquired through 19th century Congressional Land Grant Acts. Substantial portions of this acreage are considered prospective for oil and gas.

Productive oil and gas wells at December 31, 1993, are as follows:

Wells                                     Oil      Gas
                                         -----    -----
Gross (a)                                4,306    2,582
Net                                      1,402    1,509

(a) Approximately 833 are multiple completions, 442 of which are gas wells.

Capitalized Exploration and Production Costs

Millions of Dollars             1993     1992     1991
                               ------   ------   ------
Proved properties              $  386   $  402   $  355
Unproved properties               151      134      204
Wells, related equipment and
  facilities                    3,110    2,791    2,606
Uncompleted wells, equipment
  and facilities                  197      200      148
                               ------   ------   ------
Gross capitalized costs         3,844    3,527    3,313
                               ------   ------   ------
Accumulated depreciation,
  depletion, amortization
  and valuation provisions     (2,208)  (1,983)  (1,861)
                               ------   ------   ------
Net capitalized costs          $1,636   $1,544   $1,452
                               ======   ======   ======

(Graph of Union Pacific Resources Production - see Appendix)

Costs Incurred in Exploration and Development
Costs incurred in oil and gas property acquisition, and exploration and development activities are as follows:

Millions of Dollars             1993     1992     1991
                                ----     ----     ----
Costs incurred (a)
  Proved acreage                $ 27     $  3     $ 29
  Unproved acreage                57       31       42
  Exploration costs               88       89      111
  Development costs              400      485      309

(a) Costs incurred include capitalized costs.

Results of Operations for Producing Activities

Millions of Dollars            1993      1992     1991
                              ------     ----     ----
Revenues - Third parties      $1,044     $957     $849
                              ------     ----     ----
Production costs                 315      300      288
Exploration expenses              76       89       76
Depreciation, depletion and
  amortization                   400      409      270
                              ------     ----     ----
Total costs                      791      798      634
                              ------     ----     ----
Pre-tax results                  253      159      215
Income taxes                      83       58       73
                              ------     ----     ----
Results of operations         $  170     $101     $142
                              ======     ====     ====

Pipeline results, overhead expenses and interest costs have been excluded in computing these results of operations.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved
Oil and Gas Reserves

Millions of Dollars           1993     1992     1991
                             ------   ------   ------
Future cash inflows from
  sale of oil and gas        $4,540   $5,256   $4,792
Future production and
  development costs          (1,631)  (1,451)  (1,406)
Future income taxes            (859)  (1,156)    (963)
                             ------   ------   ------
Future net cash flows         2,050    2,649    2,423
10% annual discount            (761)  (1,097)    (919)
                             ------   ------   ------
Standardized measure of
  discounted future net
  cash flows                 $1,289   $1,552   $1,504
                             ======   ======   ======

An analysis of changes in standardized measure of discounted future net cash flows follows:

Millions of Dollars          1993     1992     1991
                            ------   ------   ------
Beginning of year           $1,552   $1,504   $1,689
Changes due to current
  year operations:
  Additions and discoveries
    less related production
    and other costs            441      721      371
  Sales of oil and gas, net
    of production costs       (733)    (657)    (561)
  Development costs            400      485      309
  Purchases (sales) of
    reserves-in-place           28     (228)      15
Changes due to revisions in:
  Price                       (516)      (4)    (325)
  Development costs           (358)    (414)    (355)
  Quantity estimates            (5)     103       43
  Income taxes                 143     (101)     133
  Other                        123      (56)     (46)
Discount accretion             214      199      231
                            ------   ------   ------
End of year                 $1,289   $1,552   $1,504
                            ======   ======   ======

Future oil and gas sales, and production and development costs have been estimated using prices and costs in effect as of each year-end. Future net revenues were discounted to present value at 10%, a uniform rate set by the FASB. Income taxes represent the tax effect (at statutory rates) of the difference between the standardized measure values and tax bases of the underlying properties at the end of the year.

Changes in the supplies and demand for oil and natural gas, inflation, timing of production, reserve revisions and other factors make these estimates inherently imprecise and subject to substantial revision. As a result, these measures are not the Corporation's estimate of future cash flows nor do these measures serve as an estimate of current market value.

                            TEN-YEAR FINANCIAL SUMMARY

                Union Pacific Corporation and Subsidiary Companies

  Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics

                           1993[a]      1992      1991[b]       1990        1989
                          --------    -------    --------     -------     -------
Operating Revenues        $  7,561      7,294       7,029       6,964       6,388
Operating Income (Loss)      1,489      1,405         461       1,324       1,243
Net Income (Loss)              530        728          64         618         595
Per Share:
  Net Income (Loss)           2.58       3.57        0.31        3.08        2.81
  Dividends               $   1.54       1.42       1.305        1.18        1.12


At Year-End
Total Assets              $ 15,001     14,098      13,326      13,078      12,459
Total Debt                   4,184      4,099       4,050       4,084       4,036
Common Stockholders'
  Equity                     4,885      4,639       4,163       4,277       3,911
Per Common Share          $  23.81      22.75       20.52       21.36       19.50


For the Year
Capital Investments [c]   $  1,574      1,567       1,231       1,206       1,174
Cash from Operations         1,563      1,660       1,392       1,467       1,483
Total Salaries, Wages and
  Employee Benefits [d]   $  2,863      2,850       2,706       2,694       2,593
Average Number of
  Employees                 47,126     46,039      47,090      48,323      48,126
Revenues Per Employee     $160,400    158,400     149,300     144,100     132,700


Financial Ratios (%)
Debt to Total Capital
  Employed                    35.6       36.9        39.2        38.5        40.3
Return on Average Common
  Stockholders' Equity        11.1       16.5         1.5        15.1        14.2


                            1988        1987        1986        1985        1984
                          --------    -------    --------     -------     -------

Operating Revenues        $  6,068      5,351       4,773       5,078       5,289
Operating Income (Loss)      1,200        991        (364)        825         946
Net Income (Loss)              644        583        (460)        501         494
Per Share:
  Net Income (Loss)           2.83       2.55       (2.28)       2.09        2.01
  Dividends               $   1.05       1.00        0.93        0.90        0.90

At Year-End
Total Assets              $ 12,228     10,919      10,863      10,710      10,392
Total Debt                   3,356      2,885       3,061       2,192       2,186
Common Stockholders'
  Equity                     4,482      3,761       3,408       4,356       4,231
Per Common Share          $  19.85      17.90       16.23       19.84       18.76

For the Year
Capital Investments [c]   $  1,240        748         738       1,067       1,017
Cash from Operations         1,391        950       1,333       1,317       1,220
Total Salaries, Wages and
  Employee Benefits [d]   $  2,498      2,284       1,978       2,188       2,216
Average Number of
  Employees                 47,259     46,559      39,476      44,419      46,388
Revenues Per Employee     $128,400    114,900     120,900     114,300     114,000

Financial Ratios (%)
Debt to Total Capital
  Employed                    34.5       32.7        36.1        24.7        25.8
Return on Average Common
  Stockholders' Equity        13.4       12.9          --        10.1        11.6




[a] 1993 results include a net after-tax charge of $175 million for the adoption of changes in accounting methods and a $61 million charge for the deferred tax effect of the 1993 Tax Act (See Notes 2 and 7 to the Financial Statements, respectively). Excluding these accounting adjustments, net income would have been $766 million with a return on average common stockholders' equity of 15.7%.

[b] Earnings excluding the special charge would have been $639 million with a return on average common stockholders' equity of 14.2%.

[c] Includes exploratory expenditures and capital expenditures of unconsolidated affiliated companies.

[d] Includes capitalized salaries, wages and employee benefit costs.


       INSIDE BACK COVER

(Union Pacific Corporation System Map - see Appendix)

       APPENDIX

               Union Pacific Corporation 1993 Annual Report

     Appendix:  Description of Graphic Material omitted from electronically filed excerpts of the 1993 Annual Report

Financial Review - Page 23

Union Pacific Corporation
Millions
                     1989     1990     1991     1992     1993
                    ------   ------   ------   ------   ------
Operating Revenues  $6,388   $6,964   $7,029   $7,294   $7,561

Operating Income     1,243    1,324    1,331    1,405    1,489
                                        (a)

(a) Excludes an $870 million special charge.

Financial Review - Page 25

Union Pacific Corporation
Thousands
                     1989     1990     1991     1992     1993
                    ------   ------   ------   ------   ------
Revenues Per
   Employee         $132.7   $144.1   $149.3   $158.4   $160.4

Financial Reveiw - Page 27

Union Pacific Corporation

                     1989     1990     1991     1992     1993
                    ------   ------   ------   ------   ------
Dividends
   Per Share        $1.12    $1.18    $1.305   $1.42    $1.54

Capital
   Investments
   Millions          1,174    1,206    1,231    1,567    1,574

Financial Summary - Page 28

Year-End Closing Stock Price
Union Pacific Corporation
Per share
                     1989     1990     1991     1992     1993
                    ------   ------   ------   ------   ------
Stock Price         $38.31   $35.31   $51.75   $58.50   $62.63

Supplementary Information - Page 41

Union Pacific Railroad
Millions
                     1989     1990     1991     1992     1993
                     ----     ----     ----     ----     ----
Revenue
   Ton-Miles
   Per Employee      5.72     6.10     6.58     7.21     7.66

Supplementary Information - Page 43

Production
Union Pacific Resources
Millions of Equivalent Barrels

                     1989     1990     1991     1992     1993
                     ----     ----     ----     ----     ----
MMBOE of Gas (6:1)    26       34       33       35       38

Barrels of Oil        23       23       28       32       32


Union Pacific Corporation System Map - Inside Back Cover

Map Description
- ----------------

Two-page white map of the Continental United States, Western
Provinces of Canada, and Alaska, on a gray background.

The location of significant assets and operations are indicated on the map by operating company as follows:

A.  Union Pacific Corporation

     1.  Corporate Headquarters in Bethlehem, Pennsylvania.

B.  Union Pacific Railroad

     1.  Headquarters in Omaha, Nebraska

     2. Single, Double and Triple Track located in the states of Nebraska, Iowa, Illinois, Missouri, Kansas, Oklahoma,
          Arkansas, Tennessee, Louisiana, Texas, Colorado,
          Wyoming, Utah, Idaho, Nevada, California, Oregon and
          Washington.

     3. Classification Yards located in the states of Nebraska, Illinois, Missouri, Arkansas, Louisiana, Texas, Idaho,
          California and Oregon.

     4. Major Intermodal Trailer/Container Terminals located in the states of Nebraska, Illinois, Missouri, Arkansas,
          Tennessee, Louisiana, Texas, Colorado, Utah, California and Washington.

C.  Union Pacific Resources

     1.  Headquarters in Fort Worth, Texas.

     2.  Major Petroleum Producing Areas in Texas, Arkansas,
          Oklahoma, Kansas, North Dakota, Colorado, Wyoming,
          Utah, California, Alberta, offshore California and the
          Gulf of Mexico.

     3.  Exploration and Development Activities in Ontario,
          Alberta, British Columbia, Louisiana, Texas, Colorado,
          Wyoming, Utah and the Gulf of Mexico.

     4.  Gas Processing Plants in California, Texas, Utah,
          Wyoming, Colorado, Oklahoma, and Alberta.

     5.  Cogeneration Plant in California.

     6.  Coal Operations in Wyoming.

     7.  Trona Activities in Wyoming.

     8.  Construction Materials Activities in Missouri and Utah.

     9.  Pipelines - Overland Trail Pipeline in Wyoming and the
          Wahsatch Gathering System in Utah, Idaho and Wyoming.

D.  Overnite Transportation

     1.  Headquarters in Richmond, Virginia.

     2. Key Terminals spread throughout the eastern half of the Continental United States, and in the western states of Washington, Oregon, California, Nevada, Utah, Arizona and Colorado.

E.  Skyway Freight Systems

     1.  Headquarters in Watsonville, California.

     2.  Key Terminals in the states of Washington, California,
          Texas, Illinois, Georgia, New Jersey and Massachusetts.

F.  USPCI

     1.  Headquarters in Houston, Texas.

     2.  Non-hazardous Waste Disposal Activities in Utah, North
          Dakota and Minnesota.

     3.  Hazardous Waste Disposal Activities in Utah and
          Oklahoma.

     4. Transportation Terminals in California, Utah, Oklahoma, and Texas.

     5.  Analysis and Research Labs in Saskatchewan, Georgia, and
          Oklahoma.

     6.  PCB Treatment, Storage and Decontamination Facilities in
          Saskatchewan, Utah, Missouri, Georgia, Ohio and
          Pennsylvania.

     7.  Recycling/Transfer Facilities in California, Kansas,
          Oklahoma, Texas and Georgia.

     8.  Pending Hazardous Waste Incinerator in Utah.