Form 10-K/A, Exhibit 13
period 1993-12-31
UNION PACIFIC CORP
filed 1994-11-09
CIK 100885

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

Other Matters



Environmental Costs: The Corporation generates, transports, remediates and disposes of hazardous and non-hazardous waste related to its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 100 sites, including 57 sites currently on the Superfund National Priorities List or state superfund lists, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties in addition to costs relating to its own activities at each site.

A liability of $181 million has been accrued for future costs for all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 50% higher. The liability includes future costs for remediation and restoration of sites as well as for ongoing monitoring costs, but excludes any anticipated insurance recoveries. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties ("PRP's"), and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. The ultimate liability for remediation is difficult to determine with certainty because of the number of PRP's involved, site-specific cost sharing arrangements with other PRP's, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites and/or the speculative nature of remediation costs.

Remediation of identified sites required spending of $42 million in 1993 and $39 million in 1992. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $16 million and $12 million in 1993 and 1992, respectively, for control and prevention, a portion of which had been capitalized. In 1994, the Corporation anticipates spending $42 million for remediation and $7 million for control and prevention. The majority of the December 31, 1993 environmental liability is expected to be paid out over the next 5 years, funded by cash generated from operations. Future environmental obligations should not have a material impact on the results of operations or financial condition of the Corporation.

Hedging and Derivatives Activity: The Corporation periodically hedges hydrocarbon sales and purchases and interest rates. Gains and losses from these transactions are recognized at delivery of the commodity or, with respect to interest rates, over the life of the underlying instrument. There have been no deferred gains or losses related to derivatives transactions.

Hedging transactions are not entered into unless there is an actual physical or contractual risk to be hedged. While the use of hedging arrangements limits the downside risk of adverse price movements, it may also limit future gains from favorable price movements. All hedging is accomplished pursuant to exchange-traded contracts or master swap agreements based on standard forms. The Corporation addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying item or risk being hedged. Credit risk related to hedging activities, which is minimal, is managed by requiring minimum credit ratings for counterparties, periodic settlements and mark-to-market evaluations. Credit risk associated with the Corporation's largest counterparty was $20 million at December 31, 1993. The Corporation has not been required to provide any significant amount of collateral to support its hedging activity.

Fuel purchase hedging fixes diesel fuel prices using price swaps in which the Railroad and Overnite pay fixed prices in exchange for market prices for equivalent notional amounts of fuel. The Railroad had no hedges in place at December 31, 1993, while Overnite had entered into agreements to hedge virtually all of its 1994 diesel fuel consumption (62 million gallons at $0.48 per gallon). At December 31, 1993, using current market prices, Overnite had an unrecognized mark-to-market loss of $2.3 million relating to hedging arrangements.

Resources uses exchange-traded futures contracts, swaps and forward contracts to lock in selling prices or margins on hydrocarbon sales volumes. At December 31, 1993, Resources had entered hedging arrangements for 1994 natural gas sales volumes of 161 mmcf/day at $2.27/mcf, approximately 25% of its 1994 natural gas production. At December 31, 1993, Resources had an unrecognized mark-to-market gain of $28 million relating to hedging arrangements.

The Corporation uses interest rate swaps to maintain a targeted fixed/floating rate structure on its debt portfolio, and uses currency hedges to eliminate foreign exchange rate risk in connection with debt not denominated in US dollars. At December 31, 1993, the total notional principal amount of debt affected by these instruments was less than $250 million with an unrecognized mark-to-market loss of $3 million. Foreign currency hedges increased the Corporation's other income by $6.7 million in 1993, had no effect on 1992 results and increased other income by $4.7 million in 1991 (which increases offset actual foreign currency losses). Interest rate hedging activity increased interest expense by $7.5 million in 1993, $8.3 million in 1992 and $7.3 million in 1991, increasing the weighted average borrowing rate by no more than 0.2 of 1% in any year during the period.

Any unrecognized mark-to-market gain or loss approximates the fair value of the related derivative position at December 31, 1993 and was determined based upon current market value, as quoted by recognized dealers, assuming a round lot transaction and using a mid-market convention without regard to market liquidity.



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

4.  Hedging and Derivatives Activity
The Corporation utilizes futures contracts, option contracts and swap agreements to manage price volatility related to sales and purchases of hydrocarbons. See additional discussion on page 28 in Other Matters-Hedging and Derivatives Activity.

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

<PAGE 38>

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

Commercial paper borrowings are due within one year, but have been classified as long-term debt because the Corporation intends to refinance these obligations by the issuance of additional commercial paper or other long-term debt. Long-term credit facilities are available to replace outstanding commercial paper. It is the Corporation's intent to refinance commercial paper at maturity on a long-term basis with currently available credit facilities if alternative financing is not available at that time.

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

<PAGE 39>

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

<PAGE 40>

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

12.  Commitments and Contingencies
There are various lawsuits pending against the Corporation and certain of its subsidiaries. In addition, the Corporation generates, transports, remediates and disposes of hazardous and non-hazardous waste related to its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 100 sites, including 57 sites currently on the Superfund National Priorities List or state superfund lists, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties in addition to costs relating to its own activities at each site.

A liability of $181 million has been accrued for future costs for all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 50% higher. The liability includes future costs for remediation and restoration of sites as well as for ongoing monitoring costs, but excludes any anticipated insurance recoveries. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties ("PRP's"), and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. The ultimate liability for remediation is difficult to determine with certainty because of the number of PRP's involved, site-specific cost sharing arrangements with other PRP's, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites and/or the speculative nature of remediation costs.

Remediation of identified sites required spending of $42 million in 1993 and $39 million in 1992. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $16 million and $12 million in 1993 and 1992, respectively, for control and prevention, a portion of which had been capitalized. In 1994, the Corporation anticipates spending $42 million for remediation and $7 million for control and prevention. The majority of the December 31, 1993 environmental liability is expected to be paid out over the next 5 years, funded by cash generated from operations. Future environmental obligations should not have a material impact on the results of operations or financial condition of the Corporation.

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
                                            ====        ====        ====

<PAGE 41>
                  SUPPLEMENTARY INFORMATION (unaudited)

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

(Graph of Union Pacific Railroad Revenue Ton-Miles Per Employee - see
Appendix)

<PAGE 42>

Expenditures
Millions of Dollars                     1993     1992     1991
                                        ----     ----     ----
Capital Expenditures
Roadway and other                       $591     $504     $440
Equipment                                214      263      181
                                        ----     ----     ----
Total                                   $805     $767     $621
                                        ====     ====     ====
Maintenance Expenditures
Roadway                                 $247     $273     $295
Equipment                                490      485      463
                                        ----     ----     ----
Total                                   $737     $758     $758
                                        ====     ====     ====

Transportation Statistics
Railroad (track miles)               1993     1992     1991
                                    ------   ------   ------
Main line                           13,972   14,032   14,563
Branch line                          3,863    4,988    5,698
Yards, siding and other
  main line                         12,480   12,717   12,401
                                    ------   ------   ------
Total                               30,315   31,737   32,662
                                    ======   ======   ======
Track miles of continuous
  welded rail (at year-end)         13,735   13,528   13,291
Track miles under centralized
  traffic-control (at year-end)      8,861    8,847    8,790
Track miles of rail replaced
  New                                  280      373      223
  Used                                 254      267      292
Track miles re-ballasted             2,510    3,296    3,687
Ties replaced (thousands)            2,017    1,946    1,785

Freight Operations
Operating ratio                       79.1     79.0     80.4
Carloadings (thousands)              4,619    4,458    4,304
Average revenue per
  carloading                        $1,032   $1,055   $1,064
Average price of diesel
  fuel (cents per gallon)             62.8     63.9     66.5

Trucking

Freight Operations
                                      1993     1992     1991
                                     -----    -----    -----
Shipments (thousands)
  Less-than-truckload                8,146    7,603    7,034
  Truckload                             60       67       72
                                     -----    -----    -----
Total                                8,206    7,670    7,106
                                     =====    =====    =====
Tonnage (thousands)
  Less-than-truckload                4,277    3,994    3,652
  Truckload                            733      837      914
                                     -----    -----    -----
Total                                5,010    4,831    4,566
                                     =====    =====    =====

Revenue per hundredweight            $9.28    $9.03    $8.76
Operating ratio                       90.2     90.9     91.9

Equipment and Terminals
Owned or leased at year-end         1993     1992     1991
                                   ------   ------   ------
Tractors                            5,254    5,311    5,205
Trailers                           17,105   16,123   14,318
Straight trucks                        93      101      121
Automobiles and service units         237      385      525
Service centers                       166      160      149
Average age of equipment (years)
  Tractors                            6.8      7.2      7.8
  Trailers                            8.0      8.7      8.5

Capital Expenditures
Millions of Dollars                 1993     1992     1991
                                    ----     ----     ----
Revenue equipment                   $ 40     $ 48     $ 26
Other                                 40       24       14
                                    ----     ----     ----
Total                               $ 80     $ 72     $ 40
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