Form 10-K/A, Exhibit 13
period 1994-12-31
UNION PACIFIC CORP
filed 1995-03-08
CIK 100885

       COVER

                              EXHIBIT 13

     Pages 4 through 49, inclusive, of Union Pacific's Annual Report to Stockholders for the year ended December 31, 1994, but excluding photographs set forth on pages 4 through 22, none of which supplements the text and which are not otherwise required to be disclosed in this Form 10-K

                          UNION PACIFIC RAILROAD


                                             1994        1993        1992
                                            ------      ------      ------
OPERATING REVENUES (millions of dollars)    $5,318      $4,987      $4,897
OPERATING INCOME (millions of dollars)      $1,173      $1,042      $1,031
CARLOADINGS (thousands)                      4,991       4,619       4,458
OPERATING RATIO                               77.9        79.1        79.0

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

The Railroad enjoyed tremendous success in 1994 due to the hard work of its service-minded employees, increased traffic and improved weather conditions. All financial results were favorable. Earnings improved to $754 million - nearly 13 percent over last year's $669 million, excluding the 1993 accounting adjustments. Carloadings rose more than 8 percent overall, as five of seven commodities posted gains.

The operating ratio continued its downward trend, dropping 1.2 percentage points to 77.9 - better than any other western railroad. To top the year, the Railroad was one of five service companies selected as a finalist in the prestigious Malcolm Baldrige National Quality Award competition. Adopting the Baldrige's high standard heightened the Railroad's commitment to quality service.

Highlights for 1994

The Railroad's partnership successes are as varied as the commodity mix it hauls - the most diversified in the industry.

Intermodal traffic still ranks as the Railroad's fastest growing and most schedule-sensitive business. Volume grew to a record 1.45 million loads in 1994, up 14 percent over 1993, helped by increases from UPRR's trucking partners. An upward trend is forecast to continue into the next century, and the Railroad has established aggressive action plans to handle this substantial growth. The state-of-the-art Lathrop Intermodal Facility in central California became operational in the fourth quarter of 1994. Yard expansions and technology improvements such as computer scanning were introduced throughout the system, expediting intermodal traffic.

The Railroad hauled nearly 130 million tons of coal last year - with 86 million tons originating in the Powder River Basin (PRB)of Wyoming. PRB tonnage has doubled since 1989, and demand for this low-sulfur,environmentally preferred fuel remains strong. Triple- and quadruple-tracking projects currently under way along links of the PRB coal chain will help the Railroad meet the challenges of this demanding schedule. Additionally, higher-volume, lighter-weight aluminum cars added to the PRB fleet permit longer trains and heavier loading.

UPRR's auto traffic reached record levels in 1994, with 11 percent growth. With 21 strategically located loading ramps and direct access to four auto assembly plants, the Railroad leads the western rail carriers in auto volume. To improve service and increase

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(Graph of Union Pacific Railroad Carloadings - see Appendix.)

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

market share, UPRR's Automotive Business Team has created an automotive train network with dedicated trains running from Chicago to southern and northern California and the Pacific Northwest. The network's unit trains provide customers with improved vehicle handling.

Chemicals accounted for over $1.1 billion in Railroad revenue in 1994 - more than any other commodity. To sustain this performance, the Chemical Business Team has captured significant new petrochemical business in the Houston area. UPRR will complete the capital improvements, including trackage to new customers, to support this strategic initiative in 1995 and 1996 at a cost of approximately $37 million.

Mexico revenues were up 20 percent to $348 million. Grain, chemicals and intermodal have shown the greatest increases. The North American Free Trade Agreement, coupled with successful joint efforts to facilitate border interchanges, have substantially increased efficiencies in handling traffic to and from Mexico. UPRR added four classification tracks at its growing Port Laredo, Texas yard.

New Horizons

While the commitment to strengthen partnerships through quality improvement progresses steadily, dramatic gains are envisioned from new technologies, redesigned processes and strategic ventures. For example, the use of distributed power and AC (alternating current) traction could produce as big a breakthrough in locomotive power as the shift from steam to diesel engines did in the 1950s.

(Graph of Union Pacific Railroad Revenue Ton-Miles Per Employee - see Appendix.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Distributed power allows locomotives to be placed throughout a train in up to four locations - all controlled from the lead locomotive. This reduces in-train stresses and permits longer trains throughout the system - even in mountainous regions. Separate AC traction motors improve wheel adhesion and braking performance, while their smaller size leaves more room for the higher horsepower main diesel engines.

The Railroad knows its customers place a premium on reliability and a hassle-free business environment. To better serve its customers, UPRR's reengineering program, established in 1993, identifies and removes barriers that stand in the way of improved service. Eventually, all core business processes - from deal-making to bill-collecting - will be scrutinized by reengineering teams. Initially, improved terminal operations at Hinkle, Oregon and better train scheduling everywhere are the prime focus of reengineering teams.

Last December, the ICC approved the Railroad's application for authority to control UPRR's railroad partner, the Chicago & North Western (C&NW). The ICC action will enable Union Pacific to vote its 30 percent block of C&NW stock and increase UPRR's representation on the C&NW board of directors to three of nine members. The synergism made possible by increased cooperation with the C&NW, together with new technologies and superior processes, should prove a potent combination for the future of the Railroad and its shipping partners.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(Graph of Union Pacific Resources Production - see Appendix.)

                          UNION PACIFIC RESOURCES


                                              1994        1993        1992
                                             ------      ------      ------

OPERATING REVENUES (millions of dollars)     $1,306      $1,323      $1,259
OPERATING INCOME (millions of dollars)       $  351      $  382      $  315
TOTAL RESERVES (MMBOE)(a\b)                   509.0       445.4       441.5
TOTAL PRODUCTION (MMBOE)(a\b)                  77.7        69.6        67.0

(a) Natural gas converted on a BTU basis to barrels of oil equivalent on a ratio of 6,000 cubic feet of gas to one barrel of oil.
(b)   Includes the first quarter 1994 acquisition of Amax Oil & Gas, Inc.

Union Pacific Resources achieved another record year in the face of flat or declining prices. Net income was $390 million in 1994, compared to $309 million in 1993 (excluding accounting adjustments). The 1994 results included a $100 million gain from UPRC's share of the Wilmington sale.

An aggressive exploration and production program helped UPRC remain a leading domestic independent oil company and the most active driller in the United States. This program, along with the purchase of Amax Oil & Gas, boosted the company's production 15 percent to 242,000 barrels of oil equivalent (BOE) a day, while total reserves grew from 445 to 509 million BOE.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Thriving in a Low-Price World

UPRC has become a pre-eminent independent by crafting a strategy that allows it to thrive in a low-price world. That strategy is driven by four factors: the development of a large drill site inventory; the quick application of new technology; one of the most pro-active cost-cutting programs in the industry, including an intensive reengineering effort; and a continuing focus on natural gas and the gas value chain.

UPRC's largest thrust in 1994 was the $725 million purchase of Amax, which provided an additional core area - Ozona in West Texas - along with promising properties in south Louisiana and East Texas. With numerous potential drill sites, Ozona will help to underwrite UPRC's future long into the twenty-first century. In 1995, for example, the company plans to drill a well a day in the area. These wells require as little as a week to drill, but can have a productive life of over 30 years.

UPRC's other core areas - or profit centers - include East and South Texas (Carthage), the Land Grant and the Austin Chalk. All had substantial gains in production in 1994.

In East Texas, UPRC has remained a strong producer, increasing output in the Carthage area to over 90 million cubic feet a day (MMCF/D), while further expanding one of the largest gas processing facilities in the country. This unit delivers gas to the Carthage hub that serves 15 pipelines supplying gas throughout the East and Midwest.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

In the Land Grant, Resources has brought six wells on-line to feed the Wahsatch Gathering System in southwestern Wyoming and Utah; these wells have a combined production of 80 MMCF/D. Further south, in Utah, UPRC has completed its first four horizontal oil wells in the Overthrust Belt and expects to drill up to 10 wells in the Lodgepole area in 1995.

The huge Austin Chalk Trend in central Texas has been UPRC's success story of the nineties, with nearly 1,000 completed horizontal wells. Production reached another record, rising from an average of 66,600 equivalent barrels a day in 1993 to 73,300 barrels in 1994; 43 percent of this output is natural gas.

Two other promising areas are being developed:south Louisiana and the Gulf of Mexico. The south Louisiana play has been created by the Amax purchase, with UPRC's

(Graph of Union Pacific Resources Reserves - see Appendix.)

first well producing 15 MMCF/D. Several more wells are planned in 1995. In 1994, three successful wells in the Gulf of Mexico were drilled; these platforms will come on-stream in 1995, with a combined output of 100 MMCF a day.

Technology and Cost Cutting

UPRC's technical staff has expertly applied the latest technology available - particularly horizontal drilling, 3-D seismology and fracturing - to Resources' core areas with a high degree of success. This resourcefulness made the Austin Chalk one of the richest domestic oil and gas plays of the decade, substantially enhanced well economics, improved drilling success rates, and made UPRC the forerunner in advanced hydraulic fracturing of difficult tight-gas formations.

Technology also has provided Resources with a prime tool for cutting costs and enhancing productivity. In 1994, UPRC's cost-reduction program drove development drilling expenses down from $5.15 to $4.80 per BOE, while monthly operating costs per well were lowered by over 35 percent. On the productivity front, UPRC increased its operated well count by 43 percent with the Amax purchase - without increasing its general and administrative head count.

UPRC will continue its relentless war on costs. Its reengineering campaign has six teams studying and improving every phase and process of how UPRC does its work - from the front office to the most remote leasehold.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

The Natural Gas Value Chain

For the past five years, UPRC has shifted its focus to finding, producing and marketing natural gas. UPRC grades gas with four A's: it is abundant, affordable, acceptable environmentally and American. The company's major acquisitions and properties are primarily in prolific, long-lived gas regions. In 1994, UPRC increased its daily production 25 percent to 772 MMCF, with half of the gain attributable to the Amax properties.

The gas value chain strategy involves investing in downstream facilities to generate enhanced value from all gas produced, including gathering, processing, transporting and marketing. In Texas and Wyoming, UPRC has become a pre-eminent player by investing in gathering systems, plants and pipelines that multiply value from wellhead to burner tip. For example, new or expanded gas processing plants in Carthage, Brookeland and Ozona, Texas, and in Echo Springs, Wyoming raised UPRC's total processing capacity from 940 MMCF to 1,290 MMCF per day in 1994.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

                          OVERNITE TRANSPORTATION


                                             1994         1993        1992
                                            ------        ----        ----
OPERATING REVENUES (millions of dollars)    $1,037        $939        $873
OPERATING INCOME (millions of dollars)      $   67        $ 69        $ 57
OPERATING RATIO (a)                           91.3        90.2        90.9

(a)  Excludes goodwill amortization.

Despite the worst winter in decades for the eastern half of the United States and the 24-day Teamsters' strike against other carriers in April that drove up costs, Overnite Transportation earned $64 million before goodwill. This compares to the $65 million earned last year, excluding the 1993 accounting adjustments. For the first time in its 60-year history, Overnite also surpassed the billion-dollar revenue mark, with final revenues of $1,037,000,000.

Record less-than-truckload (LTL) tonnage (up 7 percent) and a 4 percent increase in LTL rates helped the company boost revenues by over 10 percent and remain the most profitable nationwide carrier. However, the strike shifted traffic patterns unfavorably. As Overnite accepted more long-haul freight from its regular customers, some of the company's short-haul business was lost to regional competitors and not fully recovered in the second half of the year. Overnite has moved aggressively to recover this business and to improve overall efficiency, but the net result was a less profitable freight mix in 1994. Consequently, its operating ratio - still the lowest of the nationwide LTL carriers - rose for the first time in many years from 90.2 in 1993 to 91.3 in 1994.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Prospects for 1995

Several developments point to a better operating environment in 1995.

In January, 1995, intra-state trucking was deregulated, permitting access to all markets within each state and eliminating price barriers. Overnite has targeted 10 newly deregulated states for immediate expansion, including Texas, California, Ohio and Tennessee. To improve its ability to penetrate markets, Overnite has introduced its Streamline pricing program, which significantly reduces the complexity of determining freight charges.

Another example of Overnite's logistical flexibility is the Special Services Division, whose volume grew by 24 percent in 1994 and is expected to increase again in 1995. This division includes dedicated truckload service for auto parts from Detroit and the Upper Midwest to Chicago - for shipment by UPRR to manufacturing sites in mid-America and Mexico.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Overnite offers a comprehensive array of products and services, including next-day, intra-state and regional shipping, providing nationwide service to 95 percent of the U.S. population and entry to portions of Canada and Mexico. Overnite's service encompasses toll-free phone access to a state-of-the-art customer service center; electronic shipment-tracking information; and on-site representatives at customer locations, who facilitate partnerships with such major customers as DuPont and Philip Morris.

(Graph of Overnite Transportation Less-Than-Truckload Tonnage - see Appendix.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Technology on the Cutting Edge

Overnite is placing itself in the forefront of technology in the trucking industry. It started with the centralized customer service and billing center in Richmond, the first of its kind in the industry. The center serves all 173 Overnite terminals - accepting imaged bills of lading from all over the country and sending invoices to customers every morning.

In 1995, Overnite will centralize over-the-road dispatching in its Richmond headquarters. The company is continuing to develop an integrated dispatching, yard management, dock management, and time-tracking system, using hand-held computers and mobile communications.

Skyway Freight Systems

In 1994, Skyway continued to distinguish itself as a leading technology-based logistics operating company, providing an array of services to its shipping partners. Revenue for 1994 climbed to $124 million, surpassing expectations and reflecting growth of 23 percent over 1993. In 1995, Skyway will exploit opportunities presented by NAFTA by expanding time-sensitive transportation and information services into Canada and Mexico, including door-to-door shipment tracking and customs processing.

(Graph of Skyway Freight Systems Total Weight Shipped - see Appendix.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Ground-breaking Developments in 1994

- - - A logistics and transportation program that bypasses distribution centers for a major retailer. This pilot delivery system dramatically reduces order-fulfillment time for customers. Skyway expects to expand this program to similar retailers in 1995.

- - - The industry's first Electronic Packing Slip, a single electronic transmission that provides manufacturers and their consignees access to shipment information prior to delivery. This enables Skyway customers to lower costs, improve inventory management, reduce receiving time and, in many cases, accelerate payment cycles.

- - - The Catapult Project - an aggressive reengineering effort using advanced technology to put Skyway ahead of its competition by revamping business processes, accelerating product development and automating training.

- - - A satellite tracking system for transcontinental trucks that allows customers the tightest control possible over the shipment of their goods.

- - - The addition of second distribution stations in San Francisco and Dallas to handle increasing volumes.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Union Pacific Technologies

Union Pacific Technologies (UPT) built its reputation for excellence in transportation software and computer applications at the Union Pacific Railroad. Today, UPT's information management expertise provides the competitive edge throughout the Union Pacific family of companies - and to many more partners across the country and around the world.

Within the corporation, Technologies boosts operating company efficiency with customized information management systems, combined purchasing power and shared computer and telecommunications capabilities. Additionally, UPT shoulders the critical responsibility for disaster recovery computer backup. At the Railroad's intermodal facilities, UPT has streamlined traffic flow and freight movement through computer scanning. In addition, the company has created an award-winning interactive training course for locomotive managers. With Overnite, Technologies created the centralized dispatching system to improve routing and to reduce "empty miles."

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Stateside and Worldwide Partnerships

Subscribers to UPT's Shipment Management System (SMS) now number nearly 150. SMS monitors rail and truck shipments, identifying delays en route and providing reports to customers, helping them manage logistical operations. Beyond the basic SMS package, such value-added services as detention billing and contract compliance monitoring help cut costs and increase efficiency. Several railroads now realize service reliability improvements from UPT's Transportation Control System (TCS) features such as car ordering, car scheduling, work order generation, and locomotive placement and maintenance scheduling.

UPT continues to operate under a long-term agreement with the Mexican government to modernize the National Railways of Mexico (FNM). With the core TCS components in place, UPT trains FNM employees in its use as it brings on line such additional TCS components as the Car Location Messages (CLM) system. CLM allows American, Canadian and Mexican shippers to track their goods as they move through Mexico just as they can north of the border. For a Spanish power company and a shipping agent, UPT adapted the Coal Inventory Management System, developed for Union Pacific Railroad, to track time-sensitive coal shipments moving by train, barge and ship from the Powder River Basin in Wyoming to power plants in Spain.

USPCI

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Because of continued depressed market conditions in the waste management industry, Union Pacific decided in September to exit the business by divesting itself of USPCI. The corporation recorded a $404 million after-tax write-down of assets and reclassified USPCI as a discontinued operation.

In October, Union Pacific signed a letter of intent to sell USPCI to Laidlaw Inc. of Burlington, Ontario, Canada for $225 million, plus the assumption of certain debt and liabilities. A definitive agreement for the sale was signed on December 5, and the transaction closed at year-end.

USPCI fell far short of the corporation's expectations for a variety of reasons: the sluggish cleanup of the nation's Superfund sites; increased waste minimization efforts by many corporations; and a general decline in hazardous waste volumes because of the recession in the early nineties. In addition, strong competition from cement kilns was expected to reduce the income from USPCI's hazardous waste incinerator - now on the verge of commercial operation
- - - since cement kilns are not held to the same high standards of operation.

                             FINANCIAL REVIEW


CONSOLIDATED RESULTS OF OPERATIONS
This review should be read in conjunction with the financial statements, notes and supplementary information.

1994 COMPARED TO 1993
CONSOLIDATED RESULTS: In September 1994, Union Pacific Corporation (the Corporation or UPC) committed to dispose of its waste management subsidiary, USPCI, Inc. (USPCI), and in December 1994 completed the sale of USPCI to Laidlaw Inc. (Laidlaw) for $225 million in notes that were subsequently collected in January 1995 (see Note 2 to the Financial Statements). In the third quarter of 1994, the Corporation recorded a $654 million ($425 million after-tax) provision for discontinued operations. This provision included a write-down of USPCI's assets to UPC's estimate of their net realizable value and provided for costs associated with the disposition. In the fourth quarter of 1994, the Corporation adjusted its original loss provision to reflect the sale of USPCI to Laidlaw by reducing the provision by $54 million ($21 million after tax).

The Corporation reported net income of $546 million or $2.66 per share in 1994, including a net loss from discontinued operations of $412 million or $2.00 per share. The loss from discontinued operations included a loss from USPCI's 1994 operations of $10 million ($8 million after tax). In 1993, the Corporation reported net income of $530 million or $2.58 per share, which included a $237 million after-tax charge for the 1993 accounting adjustments--$175 million ($0.85 per share) for changes in accounting methods and $62 million ($0.30 per share) from the implementation of the Omnibus Budget Reconciliation Act of 1993 (the 1993 Tax Act) (see Notes 3 and 7 to the Financial Statements). 1993 earnings also included a $9 million net loss from discontinued operations.

RESULTS OF CONTINUING OPERATIONS: The Corporation reported income from continuing operations of $958 million or $4.66 per share, including the one-time benefit of a $116 million ($0.56 per share) after-tax gain resulting from the first quarter sale of Union Pacific Resources Company's (Resources) Wilmington, California oil and gas operations (see Note 4 to the Financial Statements).
This compares to income before the 1993 accounting adjustments of $776 million or $3.77 per share in 1993, which included a $34 million after-tax reduction in operating results at Union Pacific Railroad Company and its affiliate Missouri Pacific Railroad Company (collectively the Railroad) caused by the 1993 Midwest flood. In 1994, earnings improved at the Railroad and Resources, while earnings declined slightly at Overnite Transportation Company (Overnite).

Operating revenues grew 6% to $7.80 billion from $7.33 billion in 1993, as increased transportation volumes at the Railroad and Overnite, higher hydrocarbon sales volumes at Resources and the May 1993 addition of Skyway Freight Systems, Inc. (Skyway) (see Note 4 to the Financial Statements) were partially offset by hydrocarbon sales price declines. Operating expenses rose $372 million to $6.20 billion for the period. Higher volumes, severe winter weather in the Eastern U.S. in the first quarter of 1994 and the effects of unfavorable traffic shifts at Overnite (the result of an April 1994 Teamsters' strike) caused increases in salaries, wages and employee benefits ($94 million), equipment and other rents ($70 million), third-party transportation ($38 million), other taxes ($38 million), and materials and supplies ($11 million). Depreciation charges increased $87 million--the result of both the Corporation's continued commitment to upgrade equipment and technology, and higher production volumes at Resources. Personal injury expense rose $42 million, while professional fees rose $17 million as the Corporation pursued various strategic transactions in 1994. These cost increases were partially offset by lower costs associated with pipeline and gas plant product purchases for resale, reduced mining costs and lower fuel costs.

(Graph of Union Pacific Corporation Operating Revenues - See Appendix)

Operating income advanced $101 million (7%) to $1.60 billion in 1994. Other income increased $170 million to $259 million, largely the result of the Wilmington sale, while interest expense increased $21 million, reflecting higher debt levels to fund the AMAX Oil & Gas, Inc. (AMAX) acquisition (see Note 4 to the Financial Statements). Income from continuing operations--excluding the one-time effect of the 1993 Tax Act--as a percentage of operating revenues would have been 12.3% in 1994 and 10.6% in 1993. On the same basis, return on average common stockholders' equity would have improved to 18.4% in 1994 from 15.9% a year ago.

RAILROAD: Net income at the Railroad was $754 million in 1994. Earnings before the effects of the 1993 accounting adjustments would have improved $85 million (13%) from $669 million a year ago. 1993 results also included the adverse effects of the flooding in the Midwest, which reduced operating results by approximately $52 million ($34 million after tax).

Operating revenues improved $331 million (7%) to $5.32 billion in 1994. Higher revenues were generated by an 8% (over 371,000 loads) rise in 1994 carloadings. Intermodal volumes improved 14% because of business expansion with the Railroad's trucking partners and growing container traffic. New coal contracts, inventory replenishment by major utilities and the absence of 1993 flood-related traffic interruptions accounted for a 13% increase in energy carloadings. Automotive traffic climbed 11%, the result of higher carloadings for both finished autos (14%) and auto parts (4%), reflecting improving economic conditions in the automotive industry. Food, consumer and government carloadings advanced 8% due to improvements in the food group--mainly canned and frozen goods--and growth in the consumer segment, reflecting growing shipments of waste/recyclables and transportation equipment. Chemical carloadings also advanced 5% from a year ago, reflecting increases in phosphorous, soda ash and fertilizer volumes. Grain traffic declined 6%, primarily the result of weak export markets for corn and lower fourth quarter wheat shipments, while metals, minerals and forest products traffic also declined 2%. The positive effect of higher volumes was partially offset by a 1% decline in average commodity revenue per car, largely the result of volume growth of lower-rated commodities--mainly energy and intermodal.

Operating expenses increased to $4.15 billion in 1994 compared to $3.95 billion last year. Personal injury expense rose $40 million, as a 34% decline in reportable injuries was more than offset by higher average settlement costs per injury. Wages and benefits rose $36 million, as higher volumes and inflation were partially offset by continued improvements in labor productivity, as the average workforce declined slightly year-over-year. Volume growth and inflation also accounted for a $36 million rise in equipment and other rents, a $16 million escalation in third-party transportation costs (reflecting higher intermodal shipments) and a $9 million increase in materials and supplies costs. Other taxes increased $20 million because of higher use and property taxes, while depreciation expense grew $25 million, reflecting the Railroad's continuing investment in equipment and capacity. These cost increases were partially mitigated by an $8 million reduction in fuel and utility costs, the result of lower fuel prices, hedging gains and an improved fuel consumption rate. Operating income at the Railroad advanced $131 million (13%) in 1994 to $1.17 billion. The Railroad's operating ratio improved 1.2 points to 77.9 from
79.1 a year ago.

NATURAL RESOURCES: Resources reported 1994 net income of $390 million, including a $100 million after-tax gain on the sale of the Wilmington properties. Earnings before the effects of the 1993 accounting adjustments would have improved $81 million from $309 million a year ago. Operating revenues declined $17 million from 1993 to $1.31 billion, as a 15% increase in overall sales volumes was more than offset by a 6% decline in sales prices (including the effects of Resources' hedging program) (see Note 5 to the Financial Statements), lower pipeline and other revenues, and reduced minerals revenues. Despite rising production volumes and the sale of the Wilmington Field and other properties, Resources improved its reserve position in 1994 through the acquisition of AMAX and exploitation of its existing properties, as Resources remained the most active driller in the U.S. for the third consecutive year.

Natural gas sales volumes rose 25% to 772 mmcf/day, primarily the result of the first quarter AMAX acquisition and higher Austin Chalk production. Natural gas liquids sales volumes also improved 25% to 49,996 bbl/day because of the addition of the AMAX properties, the Carthage gas plant and improved production in the Austin Chalk. Crude oil sales volumes declined 5% to 63,070 bbl/day, reflecting the first quarter Wilmington sale and production declines in other fields. Average prices for crude oil fell $1.32/bbl (8%) to $14.34/bbl, while natural gas liquids prices declined $0.66/bbl (7%) to $9.18/bbl. Natural gas average prices were unchanged at $1.82/mcf. Pipeline and other revenues declined $81 million, largely the result of the reclassification of certain pipeline revenues, lower Section 29 revenues, the absence of lawsuit and insurance recoveries from 1993, and the sale of the Harbor Cogeneration facility as part of the Wilmington sale.

Operating expenses rose $14 million to $955 million in 1994. Depreciation and depletion charges increased $48 million due to the addition of new gas processing facilities and pipelines, as well as higher production levels. In addition, other expenses increased $19 million, largely the result of higher lease operating costs (reflecting higher volumes) and gas plant expenses (the result of the addition of new plants), while inflation pushed up wages and benefits $11 million. Dry hole costs also increased $7 million, the result of a more extensive drilling program in 1994. These higher costs were countered by a $30 million decline in pipeline and gas plant product purchases for resale, a $29 million reduction in mining costs (as a result of a favorable contract settlement) and a $9 million decrease in geological and geophysical costs, reflecting the completion of an exploration program in West Texas.

Operating income for all of Resources' operations declined to $351 million in 1994 from $382 million in 1993. Operating income from Resources' minerals operations improved $14 million in 1994 to $116 million, reflecting higher coal sales and increased soda ash and coal royalties.

TRUCKING: Overnite's 1994 net income was $41 million. This compares to 1993 earnings of $42 million before the effects of the 1993 accounting adjustments. This decline was the result of higher operating costs caused by the worst winter in decades for the Eastern U.S. and reduced efficiency associated with shifts in freight flows from shorter-haul, more profitable, intra-regional business to longer-haul traffic. Results for both periods included goodwill amortization of $23 million.

Overnite's operating revenues exceeded the $1 billion level for the first time in its history, as revenues advanced $98 million (10%) to $1.04 billion.
Average prices rose 6%, reflecting the shift to longer-haul traffic, contractual rate increases and the effects of a January 1994 price increase on non-contract business. Volumes improved 4%, as a 7% rise in less-than-truckload (LTL) business was partially offset by truckload traffic declines. Volume improvements were generated by the April 1994 Teamsters' strike against other unionized carriers, the third quarter 1993 bankruptcy of a major Eastern carrier and continued business expansion.

Growing volumes, the effects of the severe winter and higher miles associated with shifts in freight flows caused operating expenses to increase $100 million in 1994 to $970 million. Increases occurred in wages and benefits ($41 million), equipment rents ($27 million), mileage-based insurance and claims accruals ($9 million), taxes and licenses ($7 million) and materials and supplies ($5 million). Depreciation expense also increased $5 million as a result of continuing capital programs. Operating income declined to $67 million in 1994 from $69 million a year ago. Overnite's operating ratio, excluding goodwill amortization, increased to 91.3 in 1994 from 90.2 in 1993.

CORPORATE SERVICES AND OTHER OPERATIONS: Expenses related to Corporate Services and Other Operations--which include corporate expenses, third-party interest charges, intercompany interest allocations, other income and income taxes that are not related to other segments, and the results of other operating units-- totaled $227 million in 1994. Excluding the effects of the 1993 accounting adjustments, these costs declined $17 million from $244 million a year ago. Lower stock incentive compensation and increased interest charges to subsidiaries (mainly the result of the AMAX acquisition, subsidiaries' capital spending and pension funding at Overnite) were only partially offset by higher interest expense to third parties and increased professional fees. Other operations reported operating income of $4 million for 1994, up $3 million from a year ago, as a result of the 1993 addition of Skyway and improved operating results at the Corporation's other operations.

1993 COMPARED TO 1992
CONSOLIDATED RESULTS: In the first quarter of 1993, the Corporation recorded a $175 million or $0.85 per share after-tax charge to reflect the adoption of new Financial Accounting Standards Board (FASB) pronouncements as described in Note 3 to the Financial Statements. In the third quarter of 1993, the Corporation recorded a $62 million or $0.30 per share charge reflecting a deferred tax adjustment that resulted from the implementation of the 1993 Tax Act (see Note 7 to the Financial Statements). 1993 results also included a $9 million net loss from the discontinued operations of USPCI.

The components of the accounting adjustments for the year ended December 31, 1993 are as follows:


                       Income/(Loss)
In Millions,              before                           Net
Except Per              Accounting   Accounting   1993    Income/
Share Amounts           Adjustments   Changes    Tax Act  (Loss)
                       ------------  ----------  -------  -------
Railroad                  $ 669        $  (72)   $  (57)    $ 540
Natural resources           309           (59)       (6)      244
Trucking                     42           (79)       (1)      (38)
Corporate services
  and other operations(a)  (253)           35         2      (216)
                          -----         -----     -----     -----

Consolidated(a)           $ 767        $ (175)   $  (62)    $ 530
                          =====         =====     =====     =====

Per share(a)              $3.73        $(0.85)   $(0.30)    $2.58

(a) Includes the discontinued operating results of USPCI. Income from continuing operations excluding the one-time effects of the 1993 Tax Act would have been $776 million or $3.77 per share.

As a result of the 1993 accounting adjustments, the absence of Resources' $63 million ($42 million after-tax) 1992 production-based tax settlement and the 1993 effects of weather-related traffic interruptions on the operations of the Railroad, the Corporation's earnings declined to $530 million ($2.58 per share) in 1993 compared to $728 million ($3.57 per share) in 1992. Excluding accounting adjustments, the Corporation's earnings would have risen to $767 million ($3.73 per share). Income excluding accounting adjustments would have improved at all operating units.

Operating revenues advanced 4% to $7.33 billion in 1993 from $7.03 billion in 1992. Revenues advanced on the strength of growing transportation volumes, rising average natural gas prices, a 5% increase in hydrocarbon sales volumes and the acquisition of Skyway.

Operating expenses rose $196 million to $5.83 billion from $5.64 billion in 1992. Equipment and other rents increased $51 million and fuel and utility costs rose $19 million due to higher transportation volumes and weather-related traffic interruptions at the Railroad. Depreciation charges increased $41 million, reflecting asset adjustments required by the first quarter adoption of SFAS No. 109 (Accounting for Income Taxes) and the Corporation's continued high level of capital investment, offset by lower surrendered lease activity and dry hole costs at Resources. Other taxes rose $39 million, resulting from the absence of 1992 tax settlements at Resources and the Railroad, while third-party transportation costs increased $32 million mainly due to the acquisition of Skyway. In addition, weather-related inefficiencies and volume growth caused wage and benefit costs to escalate $20 million, and materials and supplies $9 million. Higher hydrocarbon sales volumes and prices caused the cost of pipeline and gas plant product purchased for resale to rise $15 million. Operating cost inflation was tempered by efficiency and productivity improvements at the Railroad and Resources and the absence of Resources' $24 million 1992 workforce reduction charge. Operating income improved 7% to $1.49 billion in 1993 compared to $1.40 billion in 1992 as gains occurred at all operating units.

Other income declined $57 million largely due to the absence of interest related to Resources' 1992 tax settlement and diminished property sales. Interest expense also declined $40 million, reflecting lower average interest rates and debt refinancing activities, while corporate expenses rose $9 million due to higher professional fees and depreciation charges. Income from continuing operations--excluding the effects of the 1993 Tax Act--as a percentage of operating revenues would have been 10.6% in 1993 and 10.4% in 1992. On the same basis, return on average common stockholders' equity would have declined to 15.9% in 1993 from 16.5% in 1992.

RAILROAD: The Railroad posted earnings of $540 million in 1993. Excluding the 1993 accounting adjustments, earnings would have been $669 million (before considering the effects of the harsh winter and Midwest flooding) compared to $667 million in 1992. Operating revenues improved 2% to $4.99 billion as a 4% increase in carloadings was partially offset by a 2% decline in average commodity revenue per car. This decline resulted from volume growth of lower-rated commodities--mainly intermodal and energy--and growth of lower-rated goods within chemicals, as well as increased use of shipper-owned equipment for coal shipments. Revenues also included higher earnings from equity investments in related operations. Automotive carloadings advanced 8%, reflecting improvements in the domestic auto industry. Energy carloadings also grew 8% because of an expanding domestic customer base and higher demand created by more normal temperature patterns. Intermodal traffic improved 6% as market share continued to expand, reflecting new partnership arrangements with trucking companies. In addition, chemical carloadings increased 1%, while weather-related traffic interruptions and crop damage caused grain carloadings to decline 2%.
Carloading declines also occurred in food, consumer and government products (2%) and in metals, minerals and forest products (1%).

Operating expenses increased to $3.95 billion in 1993 from $3.87 billion in 1992. Depreciation expense grew $54 million, reflecting asset adjustments required by the 1993 adoption of SFAS No. 109 and continuing capital spending on equipment and track. Employee injury expense rose $26 million as continuing declines in the number of injuries were more than offset by higher average settlement costs per injury. Growing volumes and weather-related traffic congestion accounted for a $25 million rise in equipment and other rents and a
$17 million increase in fuel and utility costs.   Wage and benefit costs also
rose $6 million as weather and inflation-related cost increases were largely offset by train crew reductions. Higher operating costs were tempered by a $23 million reduction in joint facility costs and an additional $22 million of cost offsets associated with car repairs for other carriers.

Operating income at the Railroad rose $11 million in 1993 to $1.04 billion. Despite severe weather conditions, the Railroad maintained an operating ratio of
79.1 in 1993 compared to 79.0 in 1992.

NATURAL RESOURCES: Resources' 1993 earnings were $244 million. Without the 1993 accounting adjustments, earnings would have risen $37 million (14%) to $309 million compared to $272 million in 1992, despite the absence of the $63 million ($42 million after-tax) 1992 production-based tax settlement. Operating revenues climbed $64 million (5%) to $1.32 billion in 1993 as a result of a 5% rise in total hydrocarbon sales volumes, higher average natural gas prices and pipeline volume growth. Natural gas sales volumes grew 7% to 619 mmcf/day, reflecting production improvements in the Austin Chalk and the southwestern Wyoming portion of the Land Grant. Natural gas liquids sales volumes were up 10% to 39,855 bbl/day, largely because of increased production in the Austin Chalk, the return to operation of a damaged pipeline, increased ownership in the Carthage gas processing plant and improved recoveries under processing agreements, while crude oil sales volumes held steady at 66,456 bbl/day. Including hedging activities, natural gas average prices advanced 20% to $1.82/mcf (an increase of $0.30/mcf), while crude oil prices fell $1.56/bbl (9%) to $15.66/bbl. Average prices for natural gas liquids also declined 8% to $9.84/bbl. Once again, Resources improved its reserve position, despite rising production levels, as it remained the most active driller in the United States.

Operating expenses declined to $941 million in 1993 from $944 million in 1992. Surrendered lease costs decreased $33 million because of accelerated lease
surrender activity in 1992.   Wage and benefit costs declined $24 million
stemming from the absence of Resources' 1992 workforce reduction charge and ongoing productivity improvements. Insurance and other settlements in 1993 lowered other operating costs $12 million. Mining costs declined $9 million due to lower operating costs stemming from the ongoing effects of a favorable 1992
contract settlement at Resources' joint venture coal mine.   In addition, dry
hole costs decreased $8 million, reflecting improved exploration success. These cost reductions were largely offset by volume-related cost increases. Depreciation and depletion charges rose $21 million, reflecting higher production levels and higher per barrel rates in the Chalk. Increased exploration activities generated a $17 million expansion in geological and geophysical costs. In addition, production and other taxes rose $28 million caused by the absence of the 1992 tax settlement and growing volumes, while higher volumes and prices caused the cost of pipeline and gas plant product purchases to increase $15 million.

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

TRUCKING: Overnite recorded a net loss of $38 million in 1993. Without the 1993 accounting adjustments, earnings would have improved $2 million to $42 million (after goodwill amortization of $23 million). Operating revenues rose $66 million (8%) to $939 million as a 3% rise in average prices combined with a 4% volume improvement. Higher volumes were generated by a 7% increase in LTL business (driven by tonnage gains in the Northeast--reflecting the bankruptcy of a major regional carrier--and continued business expansion). Higher LTL volumes were partially offset by truckload traffic declines, reflecting Overnite's focus on its core LTL business. Revenue growth was also stimulated by the 1993 addition of the Special Services Division, which supports the Railroad's automotive traffic.

Operating expenses increased $54 million to $870 million in 1993. Salaries, wages and employee benefit costs grew $28 million in response to higher volumes and inflation. Equipment and other rents rose $15 million, largely because of increased contracted rail usage and volume-related growth in line-haul charges, while continued capital spending caused depreciation expense to rise $6 million. Operating income improved to $69 million in 1993 from $57 million in 1992. Overnite's operating ratio, excluding goodwill amortization, improved to 90.2 from 90.9 in 1992.

CORPORATE SERVICES AND OTHER OPERATIONS: Expenses related to Corporate Services and Other Operations totaled $207 million in 1993. Excluding the accounting adjustments, these costs would have been $244 million compared to $251 million in 1992. This decline was largely the result of lower interest expense and improved results at other operations, partially offset by higher corporate expenses. Operating income from other operations improved $7 million to $1 million in 1993, reflecting the addition of Skyway.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
In 1994, cash from operations was $1.91 billion, compared to $1.56 billion in 1993. This increase was largely the result of improved operating results and a higher proportion of non-cash expenses. Non-cash charges to earnings increased as a result of higher depreciation, increased personal injury accruals, lower
Section 29 revenues at Resources and higher deferred taxes. Cash from operations also benefitted from lower cash outlays related to the 1991 special charge. Offsetting these operating cash improvements were the negative effects of changes in working capital. Higher working capital levels reflected increases in current taxes receivable (generated by the recognition of tax benefits from the USPCI sale), in notes receivable (from the USPCI and Wilmington sales) and in accounts receivable (the result of higher revenue levels and the AMAX acquisition), partially offset by higher short-term borrowings.

(Graph of Union Pacific Corporation Operating Cash Flow - See Appendix.)

Cash used in investing activities of $1.96 billion reflected a $408 million increase over 1993. The Corporation acquired AMAX in March 1994 for a net purchase price of $725 million in cash. Capital expenditures grew $23 million over 1993, largely due to development activities at Resources (mainly the Austin Chalk and AMAX properties) and fleet expansion and renewal at Overnite. The AMAX purchase and higher capital spending were partially offset by $343 million of cash proceeds generated by the Wilmington sale.

(Graph of Union Pacific Corporation Dividend History - See Appendix.)

Outstanding debt levels increased $377 million in 1994 and included $500 million in new offerings of the Corporation's notes and debentures and $88 million of Railroad equipment financings, offset by lower commercial paper borrowings.
Debt financings were used to fund capital expenditures and the AMAX acquisition, and repay maturing debt. The quarterly common stock dividend was raised to $0.43 per share in the third quarter of 1994, up from $0.40 per share. The ratio of debt to total capital employed increased to 36.3% at December 31, 1994 from 35.6% at December 31, 1993. This increase reflected the higher debt levels incurred to fund the AMAX acquisition, partially offset by 1994 earnings.

The Corporation's 1995 capital expenditures and debt service requirements will be funded primarily through cash generated from operations, property sales and, if required, through additional debt financings. The Corporation expects that such sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future. At December 31, 1994, the Corporation had authorization from the Board of Directors to repurchase up to $359 million of the Corporation's common stock. At year-end, the Corporation had available $1.06 billion in short-term credit facilities and $800 million in long-term credit facilities expiring in 1999.

RAILROAD-RELATED MATTERS
PERSONAL INJURY: Over the past ten years work-related injuries have declined by more than 10% annually (reflecting aggressive safety and training programs), while average settlement cost per claim has continued to rise. Compensation for work-related accidents is governed by the Federal Employers' Liability Act
(FELA). FELA's finding of fault and damage is usually assessed based on litigation or out-of-court settlements. In addition, the Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work. Annual expenses for injury-related events were $194 million in 1994, $154 million in 1993 and $128 million in 1992. The Railroad is also participating with other rail carriers in an industry-wide effort to replace FELA with a no-fault system that could significantly reduce personal injury costs while fairly compensating injured employees.

OTHER MATTERS
ENVIRONMENTAL COSTS: The Corporation generates, transports, remediates and disposes of hazardous and non-hazardous waste in its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 150 sites, including approximately 50 sites currently on the Superfund National Priorities List or state superfund lists, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties in addition to costs relating to its own activities at each site.

A liability of $243 million has been accrued for future costs of all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 25% higher. The December 31, 1994 liability balance included $50 million for the obligation to participate in the environmental remediation of the Wilmington, California properties. The liability included future costs for remediation and restoration of sites as well as for ongoing monitoring costs, but excluded any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRP), and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. The ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites and/or the speculative nature of remediation costs.

Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $43 million in 1994 and $42 million in 1993. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $14 million and $16 million in 1994 and 1993, respectively, for control and prevention, a portion of which had been capitalized. In 1995, the Corporation anticipates spending $37 million for remediation and $10 million for control and prevention. The majority of the December 31, 1994 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations. Future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Corporation.

INFLATION: The cumulative effect of long periods of inflation has significantly increased asset replacement costs for capital-intensive companies such as the Railroad and Overnite. As a result, depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

FINANCIAL INSTRUMENTS: The Corporation uses derivative financial instruments to protect against unfavorable hydrocarbon price movements, interest rate movements and foreign currency exchange risk. While the use of these hedging arrangements limits the downside risk of adverse price and rate movements, it may also limit future gains from favorable movements. All hedging is accomplished pursuant to exchange-traded contracts or master swap agreements based on standard forms. UPC does not hold or issue financial instruments for trading purposes. The Corporation addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying item or risk being hedged. Credit risk related to hedging activities, which is minimal, is managed by requiring minimum credit standards for counterparties, periodic settlements and/or mark-to-market evaluations.
A further discussion of the Corporation's use of financial instruments is included in Note 5 to the Financial Statements.

A LOOK FORWARD
GENERAL ECONOMIC FACTORS: The Corporation's future results can be affected by fluctuations in oil and natural gas prices, and by the economic environment. Resources directly benefits from increases in hydrocarbon prices to the extent that these gains are not limited by hedging activity, while the Railroad and Overnite can be adversely affected by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation or mitigated by hedging activity. In addition, certain categories of rail carloadings and trucking tonnages can be negatively impacted by a prolonged economic downturn.

1995 CAPITAL SPENDING: The Corporation expects to maintain its high level of capital spending in 1995. At Resources, capital spending will be focused on
drilling in the Austin Chalk, the AMAX properties and the Land Grant.   The
Railroad's capital expenditures will be used to continue to expand capacity on its main lines and upgrade equipment to meet customer needs, while Overnite will continue to expand its distribution network and upgrade its truck fleet and technology. UPC will also continue to expand its core businesses through strategic acquisitions.

(Graph of Union Pacific Corporation Capital Investments - See Appendix.)

(Graph of Union Pacific Corporaiton Book Value per Share - See Appendix.)

1995 BUSINESS OUTLOOKL: Rail volumes are anticipated to improve in 1995 because of continued growth in coal shipments (reflecting growing demand for low-sulfur coal), expansion of the Railroad's intermodal business, and higher grain shipments resulting from stronger export demand and growth in feed grain shipments. Average commodity revenue per car is expected to remain at 1994 levels as price increases will be offset by volume growth in lower rated commodities--mainly intermodal and coal. At Resources, overall sales volumes are anticipated to improve. This anticipated volume growth reflects an expansion in natural gas and natural gas liquids sales volumes, resulting from the addition of the AMAX properties, and production increases in the Austin Chalk and in the Rockies. These volume improvements will be partially offset by crude oil sales volume declines, reflecting the Wilmington sale and reduced crude oil production in the Austin Chalk. Natural gas prices are expected to decline in 1995, while crude oil and natural gas liquids sales prices are expected to improve somewhat. Overnite anticipates improvements in the current pricing environment and continued tonnage growth--although there is a risk of price discounting due to increasing competition by regional, non-union carriers. Higher volumes at Overnite will be generated by continued growth in the Northeast and Midwest and expansion in the Southwest and West. Overnite's operations should also benefit from an expected stabilization of traffic patterns in 1995.

USPCI SALE: The sale of USPCI will not have a significant impact on the Corporation's future operating results or financial condition. Sales proceeds and tax benefits derived from the sale will be used for general corporate purposes, including the reduction of outstanding debt levels.

INDEPENDENT AUDITORS' REPORT
(Logo-Deloitte & Touche LLP)
Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statements of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1994 and 1993, and the related statements of consolidated income, changes in common stockholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in January 1993, the Corporation changed its method of accounting for postretirement benefits other than pensions, income taxes and transportation revenue and expense recognition.

/s/ Deloitte & Touche LLP
New York, New York
January 19, 1995

RESPONSIBILITIES FOR FINANCIAL STATEMENTS
The accompanying financial statements, which consolidate the accounts of Union Pacific Corporation and its subsidiaries, have been prepared in conformity with generally accepted accounting principles.

The integrity and objectivity of data in these financial statements and accompanying notes, including estimates and judgements related to matters not concluded by year-end, are the responsibility of management as is all other information in this Annual Report. Management devotes ongoing attention to review and appraisal of its system of internal controls. This system is designed to provide reasonable assurance, at an appropriate cost, that the Corporation's assets are protected, that transactions and events are recorded properly and that financial reports are reliable. The system is augmented by a staff of corporate traveling auditors supplemented by internal auditors in the subsidiary operating companies; careful attention to selection and development of qualified financial personnel; programs to further timely communication and monitoring of policies, standards and delegated authorities; and evaluation by independent auditors during their audits of the annual financial statements.

The Audit Committee of the Board of Directors, composed entirely of outside directors, as identified on page 51, meets regularly with financial management, the corporate auditors and the independent auditors to review the work of each. The independent auditors and corporate auditors have free access to the Audit Committee, without management representatives present, to discuss the results of their audits and their comments on the adequacy of internal controls and the quality of financial reporting.

/s/ Drew Lewis
Chairman and Chief Executive Officer

/s/ L. White Matthews III
Executive Vice President-Finance

/s/ Charles E. Billingsley
Vice President and Controller

                                      BUSINESS SEGMENTS

                      Union Pacific Corporation and Subsidiary Companies

                Millions of Dollars                1994      1993      1992
                                                  -------   -------   -------
Operating       Railroad                          $ 5,318   $ 4,987   $ 4,897
Revenues        Natural resources                   1,306     1,323     1,259
                Trucking                            1,037       939       873
                Corporate services and other
                  operations                          137        76         3
                                                  -------   -------   -------
                Total                             $ 7,798   $ 7,325   $ 7,032
                                                  =======   =======   =======

Operating       Railroad                          $ 1,173   $ 1,042   $ 1,031
Income (Loss)   Natural resources                     351       382       315
                Trucking                               67        69        57
                Corporate services and other
                  operations                            4         1        (6)
                                                  -------   -------   -------
                Total                             $ 1,595   $ 1,494   $ 1,397
                                                  =======   =======   =======

Income (Loss)   Railroad                          $   754   $   669 $     667
from Continuing Natural resources                     390       309       272
Operations      Trucking                               41        42        40
Excluding the   Corporate services and other
1993 Tax Act      operations                         (227)     (244)     (251)
(Note 7)                                          -------   -------   -------
                Total                             $   958   $   776   $   728
                                                  =======   =======   =======

Cash from       Railroad                          $ 1,061   $ 1,074   $   999
Operations      Natural resources                     821       567       776
                Trucking                              116        44       100
                Corporate services and other
                  operations                          (89)     (122)     (215)
                                                  -------   -------   -------
                Total                             $ 1,909   $ 1,563   $ 1,660
                                                  =======   =======   =======

Assets          Railroad                          $10,455   $10,014   $ 9,397
(at Year-End)   Natural resources                   3,180     2,246     2,061
                Trucking                            1,420     1,393     1,350
                Corporate services and other
                  operations                          887     1,242     1,193
                                                  -------   -------   -------
                Total                             $15,942   $14,895   $14,001
                                                  =======   =======   =======

Depreciation,   Railroad                          $   468   $   443   $   389
Depletion and   Natural resources                     464       410       435
Amortization    Trucking                               63        58        51
                Corporate services and other
                  operations                           10         7         2
                                                  -------   -------   -------
                Total                             $ 1,005   $   918   $   877
                                                  =======   =======   =======

Capital         Railroad                          $   769   $   805   $   767
Expenditures    Natural resources                     613       507       552
                Trucking                               93        80        72
                Corporate services and other
                  operations                           71       128       134
                                                  -------   -------   -------
                Total                             $ 1,546   $ 1,520   $ 1,525
                                                  =======   =======   =======


                This information should be read in conjunction with the accompanying accounting policies and notes to the financial statements.

                           STATEMENT OF CONSOLIDATED INCOME

                Union Pacific Corporation and Subsidiary Companies


                Millions of Dollars, Except Per
                 Share Amounts                      1994      1993      1992
                                                  -------   -------   -------
Operating       Sales and Revenues (Notes 3 and
Revenues          5)                              $ 7,798   $ 7,325   $ 7,032
                                                  -------   -------   -------
Operating       Salaries, wages and employee
Expenses          benefits                          2,562     2,468     2,448
                Depreciation, depletion and
                  amortization                      1,005       918       877
                Equipment and other rents             646       576       525
                Fuel and utilities (Note 5)           488       496       477
                Materials and supplies                378       367       358
                Other costs                         1,124     1,006       950
                                                  -------   -------   -------
                Total                               6,203     5,831     5,635
                                                  -------   -------   -------

Income          Operating Income                    1,595     1,494     1,397
                Other Income - Net (Notes 4 and
                  13)                                 259        89       146
                Interest Expense (Note 8)            (336)     (315)     (355)
                Corporate Expenses                    (99)      (99)      (90)
                                                  -------   -------   -------
                Income before Income Taxes          1,419     1,169     1,098
                Income Taxes (Notes 3 and 7)         (461)     (455)     (370)
                                                  -------   -------   -------
                Income from Continuing Operations     958       714       728

                Discontinued Operations: (Note 2)
                  Provision for Disposal - Net
                    of Tax Benefits of
                    $196 Million                     (404)       --        --
                  Operating Losses                     (8)       (9)       --
                                                  -------   -------   -------
                Loss from Discontinued Operations    (412)       (9)       --
                                                  -------   -------   -------
                Income before Cumulative Effect
                  of Changes in Accounting
                  Principles                          546       705       728

                Cumulative Effect to January 1,
                  1993 of Changes in Accounting
                  Principles (Note 3)                  --      (175)       --
                                                  -------   -------   -------
                Net Income                        $   546   $   530   $   728
                                                  =======   =======   =======

Per Share       Income from Continuing
                  Operations                      $  4.66   $  3.47   $  3.57

                Loss from Discontinued
                  Operations                        (2.00)    (0.04)       --

                Cumulative Effect to January 1,
                  1993 of Changes in Accounting
                  Principles                           --     (0.85)       --

                Net Income                           2.66      2.58      3.57
                Dividends                            1.66      1.54      1.42


                The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                     STATEMENT OF CONSOLIDATED FINANCIAL POSITION
                  Union Pacific Corporation and Subsidiary Companies


                Millions of Dollars                        1994        1993
                                                         -------     -------
Assets

Current Assets  Cash and temporary investments           $   121     $   113
                Accounts receivable (Note 5)                 648         593
                Inventories                                  315         252
                Notes receivable (Notes 2 and 4)             291           6
                Income taxes receivable (Note 2)             285          46
                Deferred income taxes (Notes 3
                  and 7)                                      --         117
                Other current assets                         162         190
                                                         -------     -------
                Total                                      1,822       1,317
                                                         -------     -------

Investments     Investments in and advances to
                  affiliated companies                       492         453
                Other investments                            170         170
                                                         -------     -------
                Total                                        662         623
                                                         -------     -------

Properties      Cost (Notes 2, 4 and 6)                   18,885      17,396
                Accumulated depreciation, depletion
                  and amortization                        (6,614)     (6,318)
                                                         -------     -------
                Net                                       12,271      11,078
                                                         -------     -------

Other           Excess Acquisition Costs - Net               939         963
                Net Assets of Discontinued
                  Operations (Note 2)                         --         697
                Other Assets                                 248         217
                                                         -------     -------
                      Total Assets                       $15,942     $14,895
                                                         =======     =======

Liabilities and
Stockholders' Equity

Current         Accounts payable                         $   463     $   439
Liabilities     Accrued wages and vacation                   223         249
                Income and other taxes                       198         158
                Dividends and interest                       192         176
                Accrued casualty costs                       163         135
                Debt due within one year                     470         115
                Other current liabilities                    796         758
                                                         -------     -------
                Total                                      2,505       2,030
                                                         -------     -------

Other           Debt Due After One Year
Liabilities       (Notes 8 and 9)                          4,090       4,068
and Equity      Deferred Income Taxes (Notes 3 and 7)      2,856       2,678
                Retiree Benefits Obligation
                  (Notes 3 and 10)                           603         600
                Other Long-Term Liabilities (Note 12)        757         634
                Common Stockholders' Equity (page 36)      5,131       4,885
                                                         -------     -------
                Total Liabilities and Stockholders'
                  Equity                                 $15,942     $14,895
                                                         =======     =======


                The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                         STATEMENT OF CONSOLIDATED CASH FLOWS

                 Union Pacific Corporation and Subsidiary Companies


                Millions of Dollars                 1994      1993      1992
                                                  -------   -------   -------
Cash from       Net Income                        $   546   $   530   $   728
Operations      Non-cash charges to income:
                  Depreciation, depletion and
                    amortization                    1,005       918       877
                  Deferred income taxes               349       310       214
                  Write-down of discontinued
                    operations (Note 2)               404        --        --
                  Gain on property dispositions
                    and retirements (Note 4)         (220)      (35)      (58)
                  Cumulative effect of changes
                    in accounting principles
                    (Note 3)                           --       175        --
                  Other - Net                         (95)      (70)      (10)
                Changes in current assets and
                  liabilities                         (22)     (128)      101
                Cash used for special charge          (58)     (137)     (192)
                                                  -------   -------   -------
                Cash from operations                1,909     1,563     1,660
                                                  -------   -------   -------

Investing       Capital investments and
Activities        exploratory expenditures         (1,597)   (1,574)   (1,567)
                Investments and acquisitions
                  (Note 4)                           (725)      (75)      (71)
                Proceeds from sale of assets and
                  other investing activities
                  (Note 4)                            361        96       291
                                                  -------   -------   -------

                Cash used for investing
                  activities                       (1,961)   (1,553)   (1,347)
                                                  -------   -------   -------

Equity and      Dividends paid                       (334)     (309)     (282)
Financing       Debt repaid (Note 8)                 (338)     (753)     (677)
Activities      Purchase of treasury stock
                  (Note 11)                            (1)      (10)       (5)
                Financings                            733       926       750
                                                  -------   -------   -------
                Cash used in equity and
                  financing activities                 60      (146)     (214)
                                                  -------   -------   -------
                Net Change in Cash and Temporary
                  Investments                     $     8   $  (136)  $    99
                                                  =======   =======   =======

Changes in      Accounts receivable               $   (55)  $   (71)  $   (68)
Current Assets  Inventories                           (63)       (8)      (22)
and Liabilities Other current assets                 (379)      (48)      (31)
                Accounts, wages and vacation
                  payable                              (2)      (40)      138
                Other current liabilities             477        39        84
                                                  -------   -------   -------
                Total                             $   (22)  $  (128)  $   101
                                                  =======   =======   =======


                The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                 STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                  Union Pacific Corporation and Subsidiary Companies


               Millions of Dollars                  1994      1993      1992
                                                  -------   -------   -------
Common Stock   Common Stock, $2.50 par value
                 (authorized 500,000,000 shares)

               Balance at beginning of year
                 (230,788,175 issued shares in
                 1994; 229,774,547 in 1993;
                 228,410,296 in 1992)             $   577   $   574   $   571

               Conversions, exercises of stock
                 options and other (1,049,801
                 shares in 1994; 1,013,628 in
                 1993; 1,364,251 in 1992)               3         3         3
                                                  -------   -------   -------
               Balance at end of year (231,837,976
                 issued shares in 1994;
                 230,788,175 in 1993; 229,774,547
                 in 1992)                             580       577       574
                                                  -------   -------   -------

Paid-in        Balance at beginning of year         1,383     1,339     1,288
Surplus        Conversions, exercises of stock
                 options and other                     45        44        51
                                                  -------   -------   -------
               Balance at end of year               1,428     1,383     1,339
                                                  -------   -------   -------
Retained       Balance at beginning of year         4,529     4,338     3,899
Earnings       Net Income                             546       530       728
                                                  -------   -------   -------
               Total                                5,075     4,868     4,627

               Cash dividends declared               (341)     (315)     (289)
               Exchangeable note conversion
                 (Note  8)                             --       (24)       --
                                                  -------   -------   -------
               Balance at end of year (Note 8)      4,734     4,529     4,338
                                                  -------   -------   -------

Treasury Stock Balance at end of year, at cost
                 (25,900,775 shares in 1994;
                 25,626,946 in 1993; 25,879,742
                 in 1992)                          (1,611)   (1,604)   (1,612)
                                                  -------   -------   -------

               Total Common Stockholders' Equity
                 (Note 11)                        $ 5,131   $ 4,885   $ 4,639
                                                  =======   =======   =======


               The accompanying accounting policies and notes to the financial statements are an integral part of these statements.


                      NOTES TO FINANCIAL STATEMENTS


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation or Union Pacific) and all subsidiaries. Investments in affiliated companies (20% to 50% owned) are accounted for on the equity method. In addition, the Corporation consolidates its proportionate share of oil, gas and mineral ventures. All material intercompany transactions are eliminated.

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

Intangible Assets
Amortization of costs in excess of net assets of acquired businesses is generally recorded over forty years on a straight-line basis. The Corporation regularly assesses the recoverability of such costs through a review of cash flows and fair values of those businesses.

Revenue Recognition
Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred (see Note 3).

Hedging Transactions
The Corporation periodically hedges hydrocarbon sales and purchases, interest rates and foreign currency exchange risk. Gains and losses from these transactions are recognized at delivery of the commodity or, with respect to interest rates and foreign currency, over the life of the instrument (see Note
5).

Earnings Per Share
Earnings per share are based on the weighted average number of common shares outstanding during the periods, plus shares issuable upon exercise of outstanding stock options (see Note 11).

Change in Presentation
1992 and 1993 amounts have been restated to conform to the 1994 financial presentation of USPCI, Inc. (USPCI) as a discontinued operation (see Note 2).

1.  Business

Union Pacific consists of companies operating principally in the United States engaged in rail transportation; oil, gas and minerals production; and trucking.

The following financial information is an integral part of these financial statements:
           Business Segments
           Supplementary Information (unaudited)
             Selected Quarterly Data;
             Oil and Gas -- Proved Reserves;
             Capitalized Exploration and Production Costs;
             Costs Incurred in Exploration and Development;
             Results of Operations for Producing Activities;
             and Standardized Measure of Future Net Cash Flows

2.  Sale of USPCI

In September 1994, Union Pacific's Board of Directors approved a formal plan to dispose of its waste management business. As a result of this decision, the Corporation recorded a $654 million ($425 million after-tax) loss on discontinued operations in the third quarter of 1994 to write down the Corporation's investment in USPCI's assets to estimated net realizable value and to provide for estimated closing costs and certain retained liabilities.

At year-end, the Corporation completed the sale of USPCI to Laidlaw Inc. for $225 million in notes. These notes were collected in January 1995. As a result of the sale, the Corporation adjusted its original loss provision in the fourth quarter of 1994 by reducing the provision by $54 million
($21 million after tax). The sale of USPCI will not have a significant impact on the Corporation's future operating results or financial condition. Sales proceeds and cash tax benefits derived from the sale of USPCI will be used for general corporate purposes, including the reduction of outstanding debt levels.

Operating revenues of USPCI were $342 million in 1994, $236 million in 1993 and $262 million in 1992. Capital expenditures at USPCI were $66 million in 1994, $114 million in 1993 and $109 million in 1992.

3.  Accounting Changes

The Corporation adopted the following accounting changes in January 1993:

In Millions, Except
Per Share Amounts

                                        Income            Revenue
                           OPEB          Taxes            Recognition   Total
                         -------        ------            -----------  -------

Railroad                 $ (171)        $ 121             $  (22)      $  (72)
Natural resources           (44)          (15)                --          (59)
Trucking                    (47)          (25)                (7)         (79)
Corporate services
  and other
  operations                 (9)           44                 --           35
                         -------        -----             ------       ------
Consolidated             $ (271)        $ 125             $  (29)      $ (175)
                         =======        =====             ======       ======

Per share                $(1.32)        $0.61             $(0.14)      $(0.85)


Other Postretirement Benefits (OPEB)
The Financial Accounting Standards Board (FASB) issued Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the cost of non-pension benefits for retirees be accrued during their period of employment. The adoption of this Statement does not affect future cash funding requirements for these benefits (see Note 10).

Income Taxes
The FASB issued Statement No. 109, "Accounting for Income Taxes," which requires the balance-sheet approach of accounting for income taxes, whereby assets and liabilities are recorded at the tax rates currently enacted. The Corporation's future results may be affected by changes in the corporate income tax rate (see
Note 7).

Revenue Recognition
The Corporation changed its method of transportation revenue and expense recognition from accruing both revenues and expenses at the inception of service to the industry practice of allocating revenues between reporting periods based on relative transit time, while recognizing expenses as incurred.

4.  Acquisitions and Property Dispositions

AMAX Oil & Gas, Inc. (AMAX)
In March 1994, Union Pacific Resources Company (Resources) acquired AMAX from Cyprus AMAX Minerals Company for a net purchase price of $725 million. AMAX's operations primarily consist of natural gas producing, transportation and processing properties in West Texas and Louisiana. These properties include interests in 14 major fields, encompassing approximately 600,000 acres and 2,000 producing wells. Resources recorded 92 million barrels of oil equivalent of proved reserves related to the AMAX acquisition.

Skyway Freight Systems, Inc. (Skyway)
In May 1993, the Corporation acquired all of the outstanding common stock of Skyway for $65 million and the conversion of its initial $7 million preferred stock investment. Skyway specializes in providing customized logistics and transportation support for the time-definite and specialized freight markets.

Wilmington Sale
In March 1994, Resources sold its interest in the Wilmington, California oil field's surface rights and hydrocarbon reserves, and its interest in the Harbor Cogeneration Plant, to the City of Long Beach, California for $405 million in cash and notes. The Wilmington sale resulted in a $184 million ($116 million after-tax) gain--$159 million ($100 million after tax) at Resources and $25 million ($16 million after tax) at Union Pacific Railroad Company, the latter related to land and trackage rights. Wilmington hydrocarbon reserves represented approximately 3% of Resources' year-end 1993 proved reserves and the sale of the Wilmington properties will not significantly affect Resources' ongoing operating results.

As part of the Wilmington sales agreement, the Corporation has agreed to participate with the City of Long Beach in funding site preparation and environmental remediation. As a result, the determination of the gain on the sale of the Wilmington properties included provisions of $112 million for such future costs.

5.  Financial Instruments

Hedging
The Corporation uses derivative financial instruments to protect against unfavorable hydrocarbon price movements, interest rate movements and foreign currency exchange risk. While the use of these hedging arrangements limits the downside risk of adverse price and rate movements, it may also limit future gains from favorable movements. All hedging is accomplished pursuant to exchange-traded contracts or master swap agreements based on standard forms. Union Pacific does not hold or issue financial instruments for trading purposes. The Corporation addresses market risk by selecting instruments whose value fluctuations correlate strongly with the underlying item or risk being hedged. Credit risk related to hedging activities, which is minimal, is managed by requiring minimum credit standards for counterparties, periodic settlements and/or mark-to-market evaluations. The largest credit risk associated with any of the Corporation's counterparties was $25 million at December 31, 1994. The Corporation has not been required to provide, nor has it received any significant amount of collateral relating to its hedging activity.

Unrecognized mark-to-market gains or losses approximate the fair market value of the related derivative position at December 31, 1994 and were determined based upon current market value, as quoted by recognized dealers, assuming a round lot transaction and using a mid-market convention without regard to market liquidity.

Hydrocarbons: Resources uses exchange-traded futures contracts, swaps and forward contracts to fix selling prices or margins on hydrocarbon volumes. At December 31, 1994, Resources had entered into futures contracts and price swaps for 1995 natural gas sales volumes of 200 mmcf/day at $1.91/mcf, approximately 23% of its 1995 natural gas production. Resources had also entered into long-term fixed price sales agreements for 98 bcf of natural gas at an average price of $2.89/mcf covering the period 1995 thru 2008, comprising average annual sales of 7 bcf, less than 4% of its expected annual production. In addition, Resources' marketing subsidiary uses swaps, futures and forward contracts to lock-in margins on purchase and sales commitments, which generally mature over the next five years. At December 31, 1994, Resources had an unrecognized mark-to-market gain of $43 million relating to hedging arrangements.

Fuel purchase hedging fixes diesel fuel prices using price swaps in which Union Pacific Railroad Company and its affiliate Missouri Pacific Railroad Company (collectively the Railroad) and Overnite Transportation Company (Overnite) pay fixed prices in exchange for market prices for equivalent notional amounts of fuel. At December 31, 1994, the Railroad had no hedging agreements in place, while Overnite had hedged virtually all of its first quarter 1995 fuel consumption (17 million gallons at $0.48 per gallon). At December 31, 1994, Overnite had an unrecognized mark-to-market gain of $300,000 relating to these arrangements.

Interest Rates and Foreign Currency: The Corporation uses interest rate swaps to manage its exposure to increasing interest rates and uses cross-currency swaps to eliminate foreign exchange rate risk in connection with debt denominated in foreign currency. At December 31, 1994, the total notional principal amount of debt affected by these instruments was $288 million with a recognized gain of $24 million included in the carrying value of the debt instrument, as well as an unrecognized mark-to-market loss of $12 million. Hedging of foreign currency transactions offsets actual foreign currency losses. Had the Corporation not hedged its foreign currency obligations, other income would have been $8 million and $7 million lower in 1994 and 1993, respectively, and would not have been affected in 1992. Interest rate hedging activity increased interest expense by $8 million in each of 1994, 1993 and 1992, raising the weighted average borrowing rate by no more than
0.2 of 1% in any year during the period.

Fair Value of Financial Instruments
The fair market value of the Corporation's long and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1994, the carrying value of total debt exceeded the fair market value by approximately 5%. The carrying value of all other financial instruments approximates fair market value.

Off-Balance-Sheet Risk
Union Pacific Railroad Company has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable.
Collection risk on the pool of receivables is minimal.   At December 31,
1994 and 1993, accounts receivable are presented net of the $300 million of receivables sold.

6.  Properties

Major property accounts are as follows:

Millions of Dollars                              1994             1993
                                               -------          -------
Railroad:
  Road and other                               $ 8,428          $ 7,935
  Equipment                                      4,658            4,575
                                               -------          -------
Total Railroad                                  13,086           12,510
Natural resources                                4,965            4,144
Trucking                                           704              621
Other                                              130              121
                                               -------          -------
Total                                          $18,885          $17,396
                                               =======          =======

Accumulated depreciation, depletion and amortization are as follows:

Millions of Dollars                              1994             1993
                                                ------           ------
Railroad:
  Road and other                                $2,131           $1,990
  Equipment                                      1,881            1,769
                                                ------           ------
Total Railroad                                   4,012            3,759
Natural resources                                2,365            2,364
Trucking                                           200              165
Other                                               37               30
                                                ------           ------
Total                                           $6,614           $6,318
                                                ======           ======

7.  Income Taxes

Components of income tax expense including discontinued operations are as follows:

Millions of Dollars                               1994             1993
                                                  ----             ----
Current:
  Federal                                         $(81)            $118
  State                                             30               12
                                                  ----             ----
  Total current                                    (51)             130
                                                  ----             ----

Deferred:
  Federal                                          314              304
  State                                              2               16
                                                  ----             ----
  Total deferred                                   316              320
                                                  ----             ----
Total                                             $265             $450
                                                  ====             ====

In August 1993, President Clinton signed the Omnibus Budget Reconciliation Act (the 1993 Tax Act) into law raising the Federal corporate income tax rate to 35% from 34%, retroactive to January 1, 1993. As a result, 1993 income tax expense increased by $74 million: $62 million for the one-time, non-cash recognition of deferred income taxes related to prior periods and $12 million of incremental current year Federal income tax expense.

The 1992 components of tax expense, which have not been restated to reflect the accounting change (see Note 3), were $155 million for current Federal income tax expense and $215 million for deferred Federal income tax expense.


Deferred tax liabilities (assets) are comprised of the following:

Millions of Dollars                              1994             1993
                                                ------           ------
Net current deferred tax
  (asset) liability                             $   66           $ (117)
                                                ------           ------

Excess tax over book depreciation                2,705            2,457
Exploration costs                                  343              286
State taxes - Net                                  223              221
Other liabilities                                 (150)            (195)
Postretirement benefits                           (140)            (152)
Alternative minimum tax                           (135)            (178)
Other                                               10              239
                                                ------           ------

Net long-term deferred tax liability             2,856            2,678
                                                ------           ------

Net deferred tax liability                      $2,922           $2,561
                                                ======           ======

A reconciliation between statutory and effective tax rates of continuing operations is as follows:

                                               1994        1993        1992
                                               ----        ----        ----
Statutory tax rate                             35.0%       35.0%       34.0%
Cumulative effect of Federal
  rate increase                                 --          5.3         --
State taxes - Net                               1.5         1.6         --
Goodwill amortization                           0.8         0.8         2.7
Section 29 credits                             (3.7)       (1.2)       (1.8)
Dividend exclusion                             (1.1)       (1.6)       (0.9)
Other                                          (0.1)       (1.0)       (0.3)
                                               ----        ----        ----

Effective tax rate                             32.4%       38.9%       33.7%
                                               ====        ====        ====


All material IRS deficiencies prior to 1978 have been settled. The Corporation is contesting deficiencies in the Tax Court for 1978 and 1979. The Corporation has reached a partial settlement with the Appeals Office of the IRS for 1980 through 1983; the remaining issues will be resolved as part of the Tax Court case for 1978 and 1979, as well as the refund claim filed for 1983. The Corporation is negotiating with the Appeals Office concerning 1984 through 1986. The IRS is examining the Corporation's returns for 1987 through 1989. The Corporation believes it has adequately provided for Federal and state income taxes.

Net payments of income taxes were $119 million in 1994, $142 million in 1993 and $168 million in 1992.

8.  Debt

Total debt is summarized below:

Millions of Dollars                              1994             1993
                                                ------           ------
Notes and Debentures, 4.75% to 10.08%
  due through 2054                              $2,634           $2,225
Equipment obligations, 6.12% to 15.50%
  due through 2012                                 748              732
Commercial paper, average of 6.12%
  in 1994 and 3.35% in 1993                        767              868
Mortgage bonds, 4.25% to 5.00%
  due through 2030                                 178              178
Tax-exempt financings, 3.75% to 9.60%
  due through 2026                                 206              206
Capitalized leases                                 207              156
Unamortized discount                              (180)            (182)
                                                ------           ------

Total debt                                       4,560            4,183
Less current portion                              (470)            (115)
                                                ------           ------
Total long-term debt                            $4,090           $4,068
                                                ======           ======

Debt maturities for each year, 1996 through 1999, are $269 million, $108 million, $457 million and $1 billion, respectively. Interest payments approximate gross interest expense.

Approximately 54% of all rail equipment and other railroad properties secures outstanding equipment obligations and mortgage bonds.

Certain tax-exempt financings had variable interest rates from 3.75% to 4.85% at December 31, 1994, and from 2.41% to 3.10% at December 31, 1993.

The Corporation has $1.86 billion of available credit facilities for general corporate purposes with various banks. These facilities consist of revolving credit facilities of $1 billion that expire in 1995 and $800 million that expire in 1999, and $60 million of other short-term facilities. Commitment fees and interest rates payable under these facilities are similar to fees and rates available to the most creditworthy corporate borrowers.

To the extent the Corporation has long-term credit facilities available, a portion of commercial paper borrowings and tax-exempt financings, which are due within one year, have been classified as long-term debt. This classification reflects the Corporation's intent to refinance these short-term borrowings on a long-term basis through the issuance of additional commercial paper and/or new long-term financings, or by using the currently available credit facilities if alternative financing is not available.

The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $2.7 billion at December 31, 1994.

In February 1993, the remaining $25 million of the 7.50% Exchangeable Guaranteed Notes due 2003, which were issued in conjunction with the acquisition of the Missouri-Kansas-Texas Railroad, were exchanged for approximately 774,000 shares of the Corporation's common stock. These common shares were held in treasury prior to the exchange.

9.  Leases

The Corporation leases certain locomotives, freight cars, trailers, production platforms and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1994, are as follows:


                                        Operating          Capital
Millions of Dollars                        Leases           Leases
                                        ---------          -------
1995                                         $131             $ 35
1996                                           78               35
1997                                           67               33
1998                                           61               30
1999                                           42               29
Later years                                   247              208
                                             ----             ----

Total minimum payments                       $626              370
                                             ====

Amount representing interest                                  (163)
                                                              ----
Present value of minimum lease
  payments                                                    $207
                                                              ====

Rent expense for operating leases with terms exceeding one month was $119 million in 1994, $113 million in 1993 and $105 million in 1992. Contingent rentals and sub-rentals are not significant.

10.  Retirement Plans

The Corporation and certain of its subsidiaries provide pension and postretirement health care and life insurance benefits to all eligible retirees.

Pension Benefits
Pension plan benefits are based on years of service and compensation during the last years of employment. Contributions to the plans are calculated based on the Projected Unit Credit actuarial funding method and are not less than the minimum funding standards set forth in the Employee Retirement Income
Security Act of 1974, as amended. In addition, Railroad employees are covered by the Railroad Retirement System. Contributions made to the System are expensed as incurred and amounted to approximately $200 million annually over the past three years. Since 1989, the Corporation has settled a portion of the non-qualified unfunded supplemental plans' accumulated benefit obligation by purchasing annuities.

Pension cost includes the following components:

Millions of Dollars                   1994            1993            1992
                                      ----            ----            ----
Service cost - Benefits
  earned during the period            $ 36            $ 30            $ 30
Interest on projected
  benefit obligation                    87              87              84
Return on assets:
  Actual (gain) loss                    12            (140)            (57)
  Deferred gain (loss)                 (99)             60             (19)
Net amortization costs                  11               9               11
                                      ----            ----             ----

Charge to operations                  $ 47            $ 46             $ 49
                                      ====            ====             ====

The projected benefit obligation was determined using a discount rate of 8.0% in 1994 and 7.0% in 1993. The estimated rate of salary increase approximated 6.0% in 1994 and 5.0% in 1993. The expected long-term rate of return on plan assets was 8.0% in both years. The change in assumptions will not significantly affect 1995 pension cost. As of year-end 1994 and 1993, approximately 32% and 34%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder primarily in equity securities.

The funded status of the plans is as follows:

                                       Assets                Accumulated
                                       Exceed                  Benefits
                                     Accumulated                Exceed
Millions of Dollars                   Benefits                Assets (a)
                                   ---------------         ---------------
                                    1994     1993           1994     1993
                                   ------   ------         ------   ------
Plan assets at fair value          $1,115   $1,180         $   --   $   --
                                   ------   ------         ------   ------
Actuarial present value
  of benefit obligations:
   Vested benefits                    867      922             33       39
   Non-vested benefits                 45       54              2        1
                                   ------   ------         ------   ------
Accumulated benefit
  obligation                          912      976             35       40
Additional benefits
  based on estimated
  future salaries                     233      201             32       26
                                   ------   ------         ------   ------
Projected benefit obligation        1,145    1,177             67       66
                                   ------   ------         ------   ------
Plan assets (over) under
  projected benefit
  obligation                           30       (3)            67       66
Unamortized net transition
  asset (obligation)                   35       39            (26)     (33)
Unrecognized prior service
  cost                                (44)     (46)           (36)     (39)
Unrecognized net gain (loss)          146      168            (32)     (30)
Minimum liability                      --       --             62       76
                                   ------   ------         ------   ------
Pension liability                  $  167   $  158         $   35   $   40
                                   ======   ======         ======   ======

(a) Represents the Corporation's non-qualified unfunded supplemental plans.

Other Postretirement Benefits
In January 1993, the Corporation adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see
Note 3). The Corporation does not currently pre-fund health care and life insurance benefit costs. Cash payments for these benefits were $15 million in 1994 and $16 million in 1993.

Railroad agreement employees' health care and life insurance benefits are covered by a separate multiemployer plan and therefore are not subject to the provisions of this Statement.

Components of the postretirement health care and life insurance benefit expense are as follows:

Millions of Dollars                               1994             1993
                                                  ----             ----
Service cost - Benefits
  earned during the period                         $ 8              $ 7
Interest costs on accumulated
  benefit obligation                                22               21
Net amortization costs                             (12)              --
                                                   ---              ---
Charge to operations                               $18              $28
                                                   ===              ===

The liability for postretirement benefit plans is as follows:

Millions of Dollars                               1994             1993
                                                  ----             ----
Accumulated postretirement benefit
  obligation (APBO):
    Retirees                                      $213             $201
    Fully eligible active employees                 20               21
    Other active employees                          88               99
                                                  ----             ----
Total APBO                                         321              321
Unrecognized prior service gain                     66               76
Unrecognized net gain                               53               40
                                                  ----             ----
Postretirement benefits liability                 $440             $437
                                                  ====             ====

The APBO was determined using a discount rate of 8.0% in 1994 and 7.0% in 1993. The health care cost trend rate is assumed to gradually decrease from 12.4% for 1995 to 5.8% for 2009 and all future years. If the assumed health care cost trend rate increases by one percentage point in each subsequent year, the aggregate of the service and interest cost components of annual postretirement benefit expense would increase by $4 million and the APBO would rise by $33 million.

11.  Stock Option Plans, Retention Stock Plans and Other Capital Stock

Pursuant to the Corporation's stock option, retention and restricted stock plans for directors, officers and key employees, 9,747,370, 14,469,250 and 4,095,900 common shares or options for common shares were available for grant at December 31, 1994, 1993 and 1992, respectively.

Options under the plans are granted at 100% of market value at the date of grant and are exercisable for a period of ten years from the grant date. While options become exercisable no earlier than one year after grant, in 1994 a multiyear grant was made covering normal annual grants for three years, becoming exercisable over a three-year period, provided designated target
Union Pacific common stock prices are met, or becoming fully exercisable in any event after nine years. The plans also provide for granting of options containing stock appreciation rights (SARs) features; however, all outstanding SARs were voluntarily surrendered during 1994.

Changes in common stock options and SARs outstanding are as follows:

                                        Shares             Price Range
                                     Under Option           Per Share
                                     ------------       ------------------
Balance Dec. 31, 1991                   4,406,720       $19.04  to  $49.13
Granted                                 1,322,250             54.13
Exercised                              (1,511,920)       19.04  to   46.66
Expired/Surrendered                       (61,100)       46.66  to   54.13
                                     ------------       ------------------
Balance Dec. 31, 1992                   4,155,950        20.04  to   54.13
Granted                                 1,352,850             63.75
Exercised                                (792,890)       20.04  to   54.13
Expired/Surrendered                       (19,450)       28.32  to   54.13
                                     ------------        -----------------
Balance Dec. 31, 1993                   4,696,460        20.04  to   63.75
Granted                                 3,990,200             47.00
Exercised                                (205,000)       20.04  to   54.13
Expired/Surrendered                       (31,550)       46.66  to   63.75
                                     ------------        -----------------
Balance Dec. 31, 1994                   8,450,110        23.07  to   63.75
                                     ============        =================
Exercisable Dec. 31

1992                                  2,833,700         $20.04  to  $49.13
1993                                  3,343,610          20.04  to   54.13
1994                                  4,459,910          23.07  to   63.75

The plans also provide for awarding restricted shares of common stock to eligible employees, generally subject to forfeiture if employment terminates during the prescribed restricted period. In addition, a multiyear award was made in 1994 covering a performance period through 1998, with vesting dependent upon the achievement of certain Union Pacific stock price targets. During 1994, 1993 and 1992, 755,230, 208,700 and 131,450 retention and restricted shares, respectively, were issued.

The Corporation has announced programs to repurchase up to $1.2 billion of its common shares. Since 1984, 15 million shares have been repurchased at a cost of $841 million.

12.  Commitments and Contingencies

There are various lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1994, the Corporation had accrued $243 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 25% higher. The Corporation has also entered into commitments and provided guarantees for specific financial and contractual obligations of its subsidiaries and affiliates.
The Corporation does not expect that the lawsuits, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial position or its results of operations.

13.  Other Income - Net

Other Income - Net includes the following:

Millions of Dollars                   1994            1993            1992
                                      ----            ----            ----

Rental income                         $ 32            $ 33            $ 38
Net gain on  property dispositions
  (Note 4)                             216              18              36
Interest on tax settlements             --              --              55
Interest and other - Net                11              38              17
                                      ----            ----            ----
Total                                 $259            $ 89            $146
                                      ====            ====            ====

                    SUPPLEMENTARY INFORMATION (unaudited)

Selected Quarterly Data
Selected unaudited quarterly data are as follows:

Millions of Dollars
Except Per Share Amounts       Mar. 31     Jun. 30     Sep. 30     Dec. 31
                               -------     -------     -------     -------
1994

Operating revenues              $1,860      $1,988      $1,958      $1,992
Operating income                   345         421         428         401
Income from continuing
  operations                       285(a)      228         210         235
Net income (loss)                  283(a)      220        (213)(b)     256(c)
Per share:
  Continuing operations           1.39(a)     1.11        1.02        1.14
  Net income (loss)               1.38(a)     1.07       (1.04)(b)    1.25(c)
  Dividends                       0.40        0.40        0.43        0.43
Common stock price:
  High                           67.13       59.75       60.13       53.75
  Low                            55.50       55.38       52.75       44.50

1993

Operating revenues              $1,777      $1,796      $1,839      $1,913
Operating income                   345         389         344         416
Income from continuing
  operations                       167         204         108(e)      235
Net income (loss)                  (11)(d)     198         108(e)      235
Per share:
  Continuing operations           0.81        0.99        0.53(e)     1.14
  Net income (loss)              (0.06)(d)    0.96        0.53(e)     1.14
  Dividends                       0.37        0.37        0.40        0.40
Common stock price:
  High                           62.38       65.38       67.00       64.88
  Low                            56.88       58.75       58.38       57.88


(a) Included a one-time $116 million ($0.56 per share) after-tax gain resulting from the sale of the Corporation's oil and gas properties in Wilmington, California.

(b)  Included an after-tax loss from discontinued operations of $423 million
     ($2.06 per share), reflecting a write-down of USPCI's assets to estimated net realizable value and a provision for costs associated with the disposition of USPCI.

(c) Included a $21 million after-tax ($0.11 per share) reduction in the Corporation's original USPCI loss provision to reflect the sale of USPCI to Laidlaw Inc.

(d) Included a $175 million ($0.86 per share) after-tax charge for changes in accounting principles.

(e) Included a $62 million ($0.30 per share) increase in income tax expense resulting from the deferred tax effect of the 1993 Tax Act.

Stockholders and Dividends
The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 31, 1995, there were 205,911,244 shares of outstanding common stock and approximately 62,500 common stockholders. At that date, the closing price of the common stock on the New York Stock Exchange was $50.25.

Cash dividends declared on common stock by the Corporation were $1.66 per share in 1994 and $1.54 per share in 1993. Union Pacific has paid dividends to its common stockholders during each of the past 95 years. See Note 8 to the Financial Statements for a discussion regarding restrictions relating to the payment of cash dividends.


Rail Transportation

Commodities
Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total are as follows:

                                  1994              1993               1992
Percent of Total              RTM     CR        RTM     CR         RTM     CR
                             -----   ----      -----   ----       -----   ----
Automotive                     3.8%  11.3%       4.0%  11.3%        3.7%  10.7%
Chemicals                     14.6   21.1       14.0   20.9        14.8   21.6
Energy                        35.9   18.9       34.3   18.3        31.2   17.6
Food, consumer
  and government               5.7    6.6        5.8    6.6         6.3    7.1
Grains and grain
  products                    14.3   11.7       16.1   12.9        17.3   13.5
Intermodal                    12.5   15.6       12.0   14.3        12.1   13.2
Metals, minerals
  and forest                  13.2   14.8       13.8   15.7        14.6   16.3
                             -----   ----      -----   ----       -----   ----
Total(%)                       100%   100%       100%   100%        100%   100%
                             =====   ====      =====   ====       =====   ====

Total (Billions)             235.8   $5.2      220.7   $4.9       209.1   $4.8
                             =====   ====      =====   ====       =====   ====

Equipment
Owned or leased at year-end           1994            1993            1992
                                     -----           -----           -----
Locomotives                          3,132           3,142           3,074
Freight cars:
  Covered hoppers                   24,009          23,399          22,656
  Box cars                          15,670          15,826          16,573
  Open-top hoppers                  11,256          10,885          11,064
  Gondolas                           9,678           9,969          10,438
  Other                              7,698           8,013           8,408
Work equipment                       4,529           4,704           4,922

Acquired during the year:
  Locomotives                           49              74              74
  Freight cars                       1,784           1,394             646

Average age of equipment (years):
  Locomotives                         13.0            12.2            11.8
  Freight cars                        20.2            19.8            19.3

Bad order ratio - Freight cars         6.4%            7.9%            8.2%

Expenditures
Millions of Dollars                   1994            1993            1992
                                      ----            ----            ----
Capital Expenditures:
Roadway and other                     $586            $591            $504
Equipment                              183             214             263
                                      ----            ----            ----
Total                                 $769            $805            $767
                                      ====            ====            ====
Maintenance Expenditures:
Roadway                               $258            $247            $273
Equipment                              500             490             485
                                      ----            ----            ----
Total                                 $758            $737            $758
                                      ====            ====            ====

Track
Miles                                1994            1993            1992
                                    ------          ------          ------
Main line                           13,836          13,972          14,032
Branch line                          3,663           3,863           4,988
Yards, siding and other
  main line                         12,279          12,480          12,717
                                    ------          ------          ------
Total                               29,778          30,315          31,737
                                    ======          ======          ======
Track miles of continuous
  welded rail (at year-end)         13,988          13,735          13,528
Track miles under centralized
  traffic-control (at year-end)      8,900           8,861           8,847
Track miles of rail replaced:
  New                                  278             280             373
  Used                                 252             254             267
Track miles re-ballasted             2,442           2,510           3,296
Ties replaced (thousands)            1,623           2,017           1,946

Freight Operations
                                     1994            1993            1992
                                    ------          ------          ------
Operating ratio                       77.9            79.1            79.0
Carloadings (thousands)              4,991           4,619           4,458
Average commodity revenue per
  carloading                        $1,045          $1,055          $1,081
Average price of diesel
  fuel (cents per gallon)             58.7            62.8            63.9

Trucking

Freight Operations
                                      1994            1993            1992
                                     -----           -----           -----
Shipments (thousands):
  Less-than-truckload                8,535           8,146           7,603
  Truckload                             58              60              67
                                     -----           -----           -----
Total                                8,593           8,206           7,670
                                     =====           =====           =====
Tonnage (thousands):
  Less-than-truckload                4,557           4,277           3,994
  Truckload                            667             733             837
                                     -----           -----           -----
Total                                5,224           5,010           4,831
                                     =====           =====           =====
Revenue per hundredweight            $9.82           $9.28           $9.03

Operating ratio                       91.3            90.2            90.9

Equipment and Terminals

Owned or leased at year-end          1994            1993            1992
                                    ------          ------          ------
Tractors                             5,364           5,254           5,311
Trailers                            18,858          17,105          16,123
Straight trucks                         87              93             101
Automobiles and service units          214             237             385
Service centers                        173             166             160
Average age of equipment (years):
  Tractors                             6.5             6.8             7.2
  Trailers                             7.0             8.0             8.7

Capital Expenditures

Millions of Dollars                   1994            1993            1992
                                      ----            ----            ----
Revenue equipment                     $ 58            $ 40            $ 48
Other                                   35              40              24
                                      ----            ----            ----
Total                                 $ 93            $ 80            $ 72
                                      ====            ====            ====

Natural Resources

Oil and Gas -- Proved Reserves
Proved reserves of crude oil, which include condensate and natural gas liquids, are as follows:

Millions of Barrels                   1994            1993            1992
                                     -----           -----           -----
Beginning of year                    156.9           156.6           161.4
Revisions of previous estimates       (1.7)            5.5             7.1
Improved recovery                       --             1.3              --
Extensions, discoveries and
  other additions                     29.1            20.8            27.2
Purchases (sales) of
  reserves-in-place                    1.1             4.6            (7.3)
Production                           (30.7)          (31.9)          (31.8)
                                     -----           -----           -----
End of year                          154.7           156.9           156.6
                                     =====           =====           =====
Proved developed reserves            151.1           153.8           148.5
                                     -----           -----           -----

The table above includes the following amounts with respect to natural gas liquids:

Millions of Barrels                   1994            1993            1992
                                      ----            ----            ----
Production                            (8.5)           (7.7)           (7.5)
Reserves, end of year                 83.8            74.3            67.8

Proved natural gas reserves are as follows:

Billions of Cubic Feet               1994            1993            1992
                                   -------         -------         -------
Beginning of year                  1,731.2         1,709.2         1,655.5
Revisions of previous
  estimates                          (33.1)          (35.6)           37.2
Extensions, discoveries
  and other additions                360.3           237.0           427.1
Purchases (sales) of
  reserves-in-place                  349.4            46.6          (199.6)
Production                          (281.8)         (226.0)         (211.0)
                                   -------         -------         -------
End of year                        2,126.0         1,731.2         1,709.2
                                   =======         =======         =======
Proved developed reserves          2,054.4         1,643.5         1,610.8
                                   -------         -------         -------

Reserve estimates for 1994 include the effects of the AMAX Oil & Gas, Inc.
acquisition and the sale of Wilmington, California properties (see Note 4 to the Financial Statements). Over 90% of proved reserves are in the United States.
At December 31, 1991, proved developed reserves of oil and gas were 135.4 million barrels and 1,512.9 billion cubic feet, respectively.

Drilling and Production Activities

Drilling                              1994            1993            1992
                                      ----            ----            ----
Gross wells                            677             529             483
Gross productive wells                 644             491             435
Net wells:
  Exploration                           24              20              33
  Development                          373             303             291
Net productive wells:
  Exploration                           16              10              13
  Development                          365             295             285


At December 31, 1994, 134 gross wells and 45 net wells were in process of being drilled.

Sales Price and Cost (a)             1994            1993            1992
                                    ------          ------          ------
Crude oil sales price               $14.34          $15.66          $17.22
Natural gas liquids sales
  price                               9.18            9.84           10.67
Gas sales price                       1.82            1.82            1.52
Lifting cost (b)                      3.57            4.12            4.12

(a) Average per bbl or mcf, except lifting cost which is per barrel oil equivalent converted at 6:1.

(b) Lifting cost per unit includes 9.8 million, 6.9 million and 5.8 million barrels of natural gas liquids earned through plant ownership in 1994, 1993 and 1992, respectively.

Production (per day)                  1994            1993            1992
                                      ----            ----            ----
Net crude oil (thousand bbl)          63.1            66.5            66.5
Net natural gas liquids
  (thousand bbl)                      23.2            21.0            20.6
Net natural gas (mmcf)               772.0           619.0           576.0
Natural gas processed (mmcf)       1,122.4           949.4           935.1

Acreage and Wells
Oil and gas acreage is as follows:

Thousands of Acres                                1994             1993
                                                 -----            -----
Gross developed                                  1,811            1,569
Net developed                                      847              833
Gross undeveloped                                4,252           17,588
Net undeveloped                                  3,083           15,733


The table excludes 7.1 million gross acres and 6.4 million net acres, which were acquired through 19th century Congressional Land Grant Acts. Substantial portions of this acreage are considered prospective for oil and gas.

Productive oil and gas wells at December 31, 1994, are as follows:

Wells                                            Oil               Gas
                                                -----             -----
Gross (a)                                       3,565             4,109
Net                                             1,272             2,513


(a)  Approximately 785 are multiple completions, 449 of which are gas wells.

Capitalized Exploration and Production Costs

Millions of Dollars                  1994            1993            1992
                                    ------          ------          ------
Proved properties                   $  786          $  386          $  402
Unproved properties                    146             151             134
Wells, related equipment and
  facilities                         3,448           3,110           2,791
Uncompleted wells, equipment
  and facilities                       172             197             200
                                    ------          ------          ------
Gross capitalized costs              4,552           3,844           3,527
                                    ------          ------          ------
Accumulated depreciation,
  depletion, amortization
  and valuation provisions          (2,218)         (2,208)         (1,983)
                                    ------          ------          ------
Net capitalized costs               $2,334          $1,636          $1,544
                                    ======          ======          ======

Costs Incurred in Exploration and Development

Costs incurred in oil and gas property acquisitions, and exploration and development activities are as follows:

Millions of Dollars                   1994            1993            1992
                                      ----            ----            ----
Costs incurred: (a)
  Proved acreage                      $441            $ 27            $  3
  Unproved acreage                      35              57              31
  Exploration costs                    104              88              89
  Development costs                    746             400             485


(a) Costs incurred include capitalized costs.

Results of Operations for Producing Activities

Millions of Dollars                  1994            1993            1992
                                    ------          ------          ------
Revenues - Third parties            $1,059          $1,044          $  957
                                    ------          ------          ------

Production costs                      (315)           (315)           (300)
Exploration expenses                   (73)            (76)            (89)
Depreciation, depletion and
  amortization                        (447)           (400)           (409)
                                    ------          ------          ------
Total costs                           (835)           (791)           (798)
                                    ------          ------          ------
Pre-tax results                        224             253             159
Income taxes                           (80)            (83)            (58)
                                    ------          ------          ------
Results of operations               $  144          $  170          $  101
                                    ======          ======          ======

Pipeline results, overhead expenses and interest costs have been excluded in computing these results of operations.

Standardized Measure of Discounted Future Net Cash Flows Relating to
Proved Oil and Gas Reserves

Millions of Dollars                  1994            1993            1992
                                    ------          ------          ------
Future cash inflows from
  sale of oil and gas               $5,023          $4,540          $5,256
Future production and
  development costs                 (1,791)         (1,631)         (1,451)
Future income taxes                   (722)           (859)         (1,156)
                                    ------          ------          ------
Future net cash flows                2,510           2,050           2,649
10% annual discount                   (851)           (761)         (1,097)
                                    ------          ------          ------
Standardized measure of
  discounted future net
  cash flows                        $1,659          $1,289          $1,552
                                    ======          ======          ======

An analysis of changes in standardized measure of discounted future net cash flows follows:

Millions of Dollars                  1994            1993            1992
                                    ------          ------          ------
Beginning of year                   $1,289          $1,552          $1,504
Changes due to current
  year operations:
  Additions and discoveries
    less related production
    and other costs                    571             441             721
  Sales of oil and gas - Net
    of production costs               (744)           (733)           (657)
  Development costs                    745             400             485
  Purchases (sales) of
    reserves-in-place                  235              28            (228)
Changes due to revisions in:
  Price                                (10)           (516)             (4)
  Development costs                   (812)           (358)           (414)
  Quantity estimates                   (80)             (5)            103
  Income taxes                         224             143            (101)
  Other                                 67             123             (56)
Discount accretion                     174             214             199
                                    ------          ------          ------
End of year                         $1,659          $1,289          $1,552
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

                               TEN-YEAR FINANCIAL SUMMARY(a/b)



                     Union Pacific Corporation and Subsidiary Companies

       Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics


                                1994        1993(c)       1992     1991(d)       1990
                                ----        -------       ----     -------       ----

Operating Revenues           $  7,798        7,325        7,032      6,778        6,735
Operating Income (Loss)         1,595        1,494        1,397        480        1,309
Income (Loss) from
   Continuing Operations          958          714          728         84          614
Net Income (Loss)                 546          530          728         64          618
Per Share:
   Continuing Operations         4.66         3.47         3.57       0.41         3.06
   Net Income (Loss)             2.66         2.58         3.57       0.31         3.08
   Dividends                 $   1.66         1.54         1.42       1.31         1.18

At Year-End

Total Assets                 $ 15,942       14,895       14,001     13,226       13,008
Total Debt                      4,560        4,183        4,098      4,049        4,083
Common Stockholders'
   Equity                       5,131        4,885        4,639      4,163        4,277
Equity Per Common Share      $  24.92        23.81        22.75      20.52        21.63

For the Year

Capital Investments (e)      $  1,597        1,574        1,567      1,231        1,206
Cash from Operations            1,909        1,563        1,660      1,392        1,467
Total Salaries, Wages and
   Employee Benefits (f)     $  2,863        2,786        2,778      2,635        2,634
Average Number of
   Employees                   46,900       45,500       44,400     45,500       47,000
Revenues Per Employee        $166,300      161,000      158,500    148,900      143,200

Financial Ratios (%)

Debt to Total
   Capital Employed              36.3         35.6         36.8       39.1         38.5
Return on Average Common
   Stockholders' Equity          10.9         11.1         16.5        1.5         15.1



                                1989        1988          1987      1986(d)      1985
                                ----        ----          ----      -------      ----

Operating Revenues           $  6,246        5,951        5,351      4,773        5,078
Operating Income (Loss)         1,240        1,197          991       (364)         825
Income (Loss) from
   Continuing Operations          598          561          495       (270)         464
Net Income (Loss)                 595          644          583       (460)         501
Per Share:
   Continuing Operations         2.83         2.46         2.16      (1.40)        1.94
   Net Income (Loss)             2.81         2.83         2.55      (2.28)        2.09
   Dividends                 $   1.12         1.05         1.00       0.93         0.90

At Year-End

Total Assets                 $ 12,421       12,182       10,919     10,863       10,710
Total Debt                      4,034        3,353        2,885      3,061        2,192
Common Stockholders'
   Equity                       3,911        4,482        3,761      3,408        4,356
Equity Per Common Share      $  19.50        19.85        17.90      16.23        19.84

For the Year

Capital Investments (e)      $  1,174        1,240          748        738        1,067
Cash from Operations            1,483        1,391          950      1,333        1,317
Total Salaries, Wages and
   Employee Benefits (f)     $  2,552        2,436        2,284      1,978        2,188
Average Number of
   Employees                   47,100       46,300       46,600     39,500       44,400
Revenues Per Employee        $134,800      128,500      114,900    120,900      114,300

Financial Ratios (%)

Debt to Total
   Capital Employed              40.3         34.4         32.7       36.1         24.7
Return on Average Common
   Stockholders' Equity          14.2         13.4         12.9         --         10.1


(a) 1994 results include a net after-tax loss from discontinued operations of $412 million from the sale of the Corporation's waste management operations
     (see Note 2 to the Financial Statements). Excluding this loss, return on average common stockholders' equity would have been 18.4%. All information presented has been restated to reflect USPCI, Inc. as discontinued operations.
(b) Data include the effects of the AMAX Oil & Gas, Inc. acquisition as of March 31, 1994, the Skyway Freight Systems, Inc. acquisition as of May 31,
     1993 and the Missouri-Kansas-Texas Railroad Company acquisition as of August 1, 1988.
(c) 1993 results include a net after-tax charge of $175 million for the adoption of changes in accounting methods and a one-time $62 million charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993 (the 1993 Tax Act) (see Notes 3 and 7 to the Financial Statements, respectively). Excluding the effects of the 1993 Tax Act, income from continuing operations would have been $776 million ($3.77 per share) with a return average common stockholders' equity of 15.9%.
(d) Earnings excluding the special charges would have been $639 million in 1991 with a return on average common stockholders' equity of 14.2% and would have been $485 million in 1986 with a return on average common stockholders' equity of 11.1%.
(e) Includes exploratory expenditures and capital expenditures of unconsolidated affiliated companies.
(f)  Includes capitalized salaries, wages and employee benefit costs.

       48 and 49

(Union Pacific Corporation System Map - See Appendix.)

       Appendix


               Union Pacific Corporation 1994 Annual Report

     Appendix:  Description of Graphic Material omitted from electronically filed excerpts of the 1994 Annual Report

Union Pacific Railroad - Page 7
Thousands
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Carloadings         4,158    4,304    4,458    4,619    4,991


Union Pacific Railroad - Page 8
Millions
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Revenue Ton-Miles
   Per Employee      6.10     6.58     7.21     7.66     8.21


Union Pacific Resources - Page 10
Millions of Equivalent Barrels
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Production
  Gas                 34       33       35       38       47
  Oil                 23       28       32       32       31


Union Pacific Resources - Page 13
Millions of Equivalent Barrels
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Reserves            435.4    437.3    441.5    445.4    509.0


Overnite Transportation Company - Page 17
Thousands of Tons
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Less-than-
   truckload
   tonnage          3,869    3,652    3,994    4,277    4,557


Skyway Freight Systems - Page 18
Thousands of Tons
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Total Weight
   Shipped          97.39    115.98   183.91   225.02   265.84


Financial Review - Page 23

Union Pacific Corporation
Millions
                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Operating Revenues  $6,735   $6,778   $7,032   $7,325   $7,798


Financial Review - Page 28

Union Pacific Corporation

                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Operating Cash Flow
   Millions         $1,467   $1,392   $1,660   $1,563   $1,909

Dividend History
   Per Share        $1.18    $1.31    $1.42    $1.54    $1.66


Financial Reveiw - Page 30

Union Pacific Corporation

                     1990     1991     1992     1993     1994
                    ------   ------   ------   ------   ------
Capital
   Investments
   Millions         $1,206   $1,231   $1,567   $1,574   $1,597

Book Value
   Per Share        $21.63   $20.52   $22.75   $23.81   $24.92


Union Pacific Corporation System Map - Pages 48 and 49.

Map Description
- - ----------------

Two-page white map of the Continental United States, Western
Provinces of Canada, and Alaska, on a gray background with a blue and black border.

The location of significant assets and operations are indicated on the map by operating company as follows:

A.  Union Pacific Corporation

     1.  Corporate Headquarters in Bethlehem, Pennsylvania.

B.  Union Pacific Railroad

     1.  Headquarters in Omaha, Nebraska

     2. Single, Double and Triple Track located in the states of Nebraska, Iowa, Illinois, Missouri, Kansas, Oklahoma,
          Arkansas, Tennessee, Louisiana, Texas, Colorado,
          Wyoming, Utah, Idaho, Montana, Nevada, California, Oregon and Washington.

     3. Classification Yards located in the states of Nebraska, Illinois, Missouri, Arkansas, Louisiana, Texas, Idaho,
          California and Oregon.

     4. Major Intermodal Trailer/Container Terminals located in the states of Nebraska, Illinois, Missouri, Arkansas,
          Tennessee, Louisiana, Texas, Colorado, Utah, California and Washington.

C.  Union Pacific Resources

     1.  Headquarters in Fort Worth, Texas.

     2.  Major Petroleum Producing Areas in Texas, Arkansas,
          Kansas, Colorado, Wyoming, Utah, Alberta, and the
          Gulf of Mexico.

     3.  Exploration and Development Activities in British
         Columbia, Louisiana, Texas, Colorado, Wyoming, Utah,
         Indiana and the Gulf of Mexico.

     4. Gas Processing Plants in Texas, Utah, Wyoming, Colorado, and Alberta.

     5.  Coal Operations in Wyoming.

     6.  Trona Activities in Wyoming.

     7.  Construction Materials Activities in Missouri and Utah.

     8.  Pipelines - Overland Trail Pipeline in Wyoming and the
          Wahsatch Gathering System in Utah, Idaho and Wyoming.

D.  Overnite Transportation

     1.  Headquarters in Richmond, Virginia.

     2. Key Terminals spread throughout the eastern half of the Continental United States; and in the western states of Washington, Oregon, California, Nevada, Utah, Arizona and Colorado; and in the Canadian cities of Toronto and Montreal.

E.  Skyway Freight Systems

     1.  Headquarters in Watsonville, California.

     2.  Key Terminals in the states of Washington, California,
          Arizona, Colorado, Texas, Iowa, Illinois, Indiana, Ohio, Florida, Georgia, North Carolina, New Jersey and
          Massachusetts.

F.  Union Pacific Technologies

     1.  Headquarters in St. Louis, Missouri.