Form 10-K/A, Exhibit 13
period 1994-12-31
UNION PACIFIC CORP
filed 1995-11-30
CIK 100885

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

USPCI fell far short of the corporation's expectations for a variety of reasons: the sluggish cleanup of the nation's Superfund sites; increased waste minimization efforts by many corporations; and a general decline in hazardous waste volumes because of the recession in the early nineties. In addition, strong competition from cement kilns was expected to reduce the income from USPCI's hazardous waste incinerator - now on the verge of commercial operation
- since cement kilns are not held to the same high standards of operation.

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


RESULTS OF CONTINUING OPERATIONS: The Corporation reported income from continuing operations of $958 million or $4.66 per share, including the one-time benefit of a $116 million ($0.56 per share) after-tax gain resulting from the first quarter sale of Union Pacific Resources Company's (Resources) Wilmington, California oil and gas operations (see Note 4 to the Financial Statements).
This compares to income from continuing operations of $714 million ($3.47 per share). Excluding the 1993 accounting adjustments, 1993 net income would have been $776 million or $3.77 per share, which included a $34 million after-tax reduction in operating results at Union Pacific
Railroad Company and its affiliate Missouri Pacific Railroad Company (collectively the Railroad) caused by the 1993 Midwest flood. In 1994, earnings improved at the Railroad and Resources, while earnings declined slightly at Overnite Transportation Company (Overnite).


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

RAILROAD: Net income at the Railroad was $754 million in 1994 compared to $540 million in 1993. Earnings before the effects of the 1993 accounting adjustments would have improved $85 million (13%) from $669 million a year ago. 1993 results also included the adverse effects of the flooding in the Midwest, which reduced operating results by approximately $52 million
($34 million after tax).


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


NATURAL RESOURCES: Resources reported 1994 net income of $390 million-- including a $100 million after-tax gain on the sale of the Wilmington properties-- compared to 1993 net income of $244 million. Earnings before the effects of the 1993 accounting adjustments would have improved $81 million from $309 million a year ago. Operating revenues declined $17 million from 1993 to $1.31 billion, as a 15% increase in overall sales volumes was more than offset by a 6% decline in sales prices (including the effects of Resources' hedging program) (see Note 5 to the Financial Statements), lower pipeline and other revenues, and reduced minerals revenues. Despite rising production volumes and the sale of the Wilmington Field and other properties, Resources improved its reserve position in 1994 through the acquisition of AMAX and exploitation of its existing properties, as Resources remained the most active driller in the U.S. for the third consecutive year.


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


TRUCKING: Overnite's 1994 net income was $41 million compared to a net loss in 1993 of $38 million. Excluding the effects of the 1993 accounting adjustments, 1993 earnings would have been $42 million. This decline was the result of higher operating costs caused by the worst winter in decades for the Eastern U.S. and reduced efficiency associated with shifts in freight flows from shorter-haul, more profitable, intra-regional business to longer-haul traffic. Results for both periods included goodwill amortization of $23 million.


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


Growing volumes, the effects of the severe winter and higher miles associated with shifts in freight flows caused operating expenses to increase $100 million in 1994 to $970 million. Increases occurred in wages and benefits ($41 million), equipment rents ($27 million), mileage-based insurance and claims accruals ($9 million), taxes and licenses ($7 million) and materials and supplies ($5 million). Depreciation expense also increased $5 million as a result of continuing capital programs. Operating income declined to $67 million in 1994 from $69 million a year ago. Overnite's operating ratio, including goodwill amortization, increased to 93.5 in 1994 from 92.7 in 1993.



CORPORATE SERVICES AND OTHER OPERATIONS: Expenses related to Corporate Services and Other Operations--which include corporate expenses, third-party interest charges, intercompany interest allocations, other income and income taxes that are not related to other segments, and the results of other operating units-- totaled $227 million in 1994. This compares to 1993 costs related to Corporate Services and Other Operations of $216 million. Excluding the effects of the 1993 accounting adjustments, these costs declined $17 million from $244 million a year ago.


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

/s/ Drew Lewis
Chairman and Chief Executive Officer

/s/ L. White Matthews III
Executive Vice President-Finance

/s/ Charles E. Billingsley
Vice President and Controller

                                      BUSINESS SEGMENTS

                      Union Pacific Corporation and Subsidiary Companies

                Millions of Dollars                1994      1993      1992
                                                  -------   -------   -------
Operating       Railroad                          $ 5,318   $ 4,987   $ 4,897
Revenues        Natural resources                   1,306     1,323     1,259
                Trucking                            1,037       939       873
                Corporate services and other
                  operations                          137        76         3
                                                  -------   -------   -------
                Total                             $ 7,798   $ 7,325   $ 7,032
                                                  =======   =======   =======

Operating       Railroad                          $ 1,173   $ 1,042   $ 1,031
Income (Loss)   Natural resources                     351       382       315
                Trucking                               67        69        57
                Corporate services and other
                  operations                            4         1        (6)
                                                  -------   -------   -------
                Total                             $ 1,595   $ 1,494   $ 1,397
                                                  =======   =======   =======

Net Income      Railroad                          $   754   $   540   $   667
(Loss)          Natural resources                     390       244       272
                Trucking                               41       (38)       40
                Corporate services and other
                  operations (a)                     (639)     (216)     (251)
                                                  -------   -------   -------
                Total                             $   546   $   530   $   728
                                                  =======   =======   =======
                (a) Includes the results of USPCI, Inc. (see Note 2 to the financial statements).

Cash from       Railroad                          $ 1,061   $ 1,074   $   999
Operations      Natural resources                     821       567       776
                Trucking                              116        44       100
                Corporate services and other
                  operations                          (89)     (122)     (215)
                                                  -------   -------   -------
                Total                             $ 1,909   $ 1,563   $ 1,660
                                                  =======   =======   =======

Assets          Railroad                          $10,455   $10,014   $ 9,397
(at Year-End)   Natural resources                   3,180     2,246     2,061
                Trucking                            1,420     1,393     1,350
                Corporate services and other
                  operations                          887     1,242     1,193
                                                  -------   -------   -------
                Total                             $15,942   $14,895   $14,001
                                                  =======   =======   =======

Depreciation,   Railroad                          $   468   $   443   $   389
Depletion and   Natural resources                     464       410       435
Amortization    Trucking                               63        58        51
                Corporate services and other
                  operations                           10         7         2
                                                  -------   -------   -------
                Total                             $ 1,005   $   918   $   877
                                                  =======   =======   =======

Capital         Railroad                          $   769   $   805   $   767
Expenditures    Natural resources                     613       507       552
                Trucking                               93        80        72
                Corporate services and other
                  operations                           71       128       134
                                                  -------   -------   -------
                Total                             $ 1,546   $ 1,520   $ 1,525
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

Costs of future site restoration, dismantlement and abandonment are based on internal engineering estimates. Such costs for offshore wells and production platforms are accrued as part of depreciation, depletion and amortization expense using the unit of production method. The balance of the accrual was $11 million at December 31, 1993 and $9 million at December 31, 1994, and is classified in other long-term liabilities. Onshore restoration, dismantlement, and abandonment costs are accrued as part of depreciation, depletion and amortization expense for tangible equipment, using the unit of production method with no salvage value.

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

As part of the Wilmington sales agreement, Resources has agreed to participate with the Port of Long Beach in funding environmental remediation and site preparation, as specified by the Port of Long Beach, up to a maximum of $112 million in total. As a result, the determination of the gain on the sale of the Wilmington properties included provisions of $57 million ($50.5 million remaining at December 31, 1994) for future environmental costs and $55.0 million ($53.7 million remaining at December 31, 1994) for future site preparation costs categorized as Other Long-Term Liabilities. The majority of cash outlays for these liabilities is expected to occur over the next five years.

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

Hydrocarbons: Resources uses exchange-traded futures contracts, swaps and forward contracts to fix selling prices or margins on hydrocarbon volumes. At December 31, 1994, Resources had entered into futures contracts and price swaps for 1995 natural gas sales volumes of 200 mmcf/day at $1.91/mcf, approximately 23% of its 1995 natural gas production. Resources had also entered into long-term fixed price sales agreements for 98 bcf of natural gas at an average price of $2.89/mcf covering the period 1995 thru 2008, comprising average annual sales of 7 bcf, less than 4% of its expected annual production. In addition, Resources' marketing subsidiary uses swaps, futures and forward contracts to lock-in margins on purchase and sales commitments of natural gas, which generally mature over the next five years. At December 31, 1994, positions consisted of forwards sales of 89.9 bcf (mark-to-market gain of $32.4 million), futures contracts for 14.0 bcf (mark-to-market loss of $1.0 million) and price swaps for 104.8 bcf (mark-to-market loss of $14.6 million). The net mark-to-market gain locked in on these agreements at December 31, 1994 was $16.8 million, which is included in Resources' overall mark-to-market gain of $43 million relating to all of its hedging arrangements.

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

Interest Rates and Foreign Currency: The Corporation uses interest rate swaps to manage its exposure to increasing interest rates and uses cross-currency swaps to eliminate foreign exchange rate risk in connection with debt denominated in foriegn currency. At December 31, 1994, UPC has outstanding interest rate swaps on $230 million of notional principal amount of debt.
The interest rates paid on these instruments range from 4.3% to 9.6%, while interest received ranges from 4.3% to 7.6% with spreads no greater than 2.3%. These contracts mature over the next one to nine years. There are unrecognized mark-to-market losses of $12 million associated with these swaps. In addition, the Corporation has currency swaps in place to cover $58 million of notional principal amount of debt denominated in yen. This debt, which was entered into because of favorable interest rates being offered by certain financial institutions, matures over the next one to five years. There are mark-to-market gains of $24 million associated with these swaps.
Hedging of foreign currency transactions offsets actual foreign currency losses. Had the Corporation not hedged its foreign currency obligations, other income would have been $8 million and $7 million lower in 1994 and 1993, respectively, and would not have been affected in 1992. Interest rate hedging activity increased interest expense by $8 million in each of 1994, 1993 and 1992, raising the weighted average borrowing rate by no more than 0.2 of 1% in any year during the period.

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

12.  Commitments and Contingencies

There are various lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1994, the Corporation had accrued $243 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 25% higher. The recorded liability includes $105 million related to properties previously sold, including $50.5 million for the obligation to participate in the environmental remediation of the Wilmington properties. The Corporation has also entered into commitments and provided guarantees for specific financial and contractual obligations of its subsidiaries and affiliates.
The Corporation does not expect that the lawsuits, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial position or its results of operations.

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

                               TEN-YEAR FINANCIAL SUMMARY(a/b)



                     Union Pacific Corporation and Subsidiary Companies

       Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics


                                1994        1993(c)       1992     1991(d)       1990
                                ----        -------       ----     -------       ----

Operating Revenues           $  7,798        7,325        7,032      6,778        6,735
Operating Income (Loss)         1,595        1,494        1,397        480        1,309
Income (Loss) from
   Continuing Operations          958          714          728         84          614
Net Income (Loss)                 546          530          728         64          618
Per Share:
   Continuing Operations         4.66         3.47         3.57       0.41         3.06
   Net Income (Loss)             2.66         2.58         3.57       0.31         3.08
   Dividends                 $   1.66         1.54         1.42       1.31         1.18

At Year-End

Total Assets                 $ 15,942       14,895       14,001     13,226       13,008
Total Debt                      4,560        4,183        4,098      4,049        4,083
Common Stockholders'
   Equity                       5,131        4,885        4,639      4,163        4,277
Equity Per Common Share      $  24.92        23.81        22.75      20.52        21.63

For the Year

Capital Investments (e)      $  1,597        1,574        1,567      1,231        1,206
Total Salaries, Wages and
   Employee Benefits (f)     $  2,863        2,786        2,778      2,635        2,634
Average Number of
   Employees                   46,900       45,500       44,400     45,500       47,000
Revenues Per Employee        $166,300      161,000      158,500    148,900      143,200

Financial Ratios (%)

Debt to Total
   Capital Employed              36.3         35.6         36.8       39.1         38.5
Return on Average Common
   Stockholders' Equity          10.9         11.1         16.5        1.5         15.1



                                1989        1988          1987      1986(d)      1985
                                ----        ----          ----      -------      ----

Operating Revenues           $  6,246        5,951        5,351      4,773        5,078
Operating Income (Loss)         1,240        1,197          991       (364)         825
Income (Loss) from
   Continuing Operations          598          561          495       (270)         464
Net Income (Loss)                 595          644          583       (460)         501
Per Share:
   Continuing Operations         2.83         2.46         2.16      (1.40)        1.94
   Net Income (Loss)             2.81         2.83         2.55      (2.28)        2.09
   Dividends                 $   1.12         1.05         1.00       0.93         0.90

At Year-End

Total Assets                 $ 12,421       12,182       10,919     10,863       10,710
Total Debt                      4,034        3,353        2,885      3,061        2,192
Common Stockholders'
   Equity                       3,911        4,482        3,761      3,408        4,356
Equity Per Common Share      $  19.50        19.85        17.90      16.23        19.84

For the Year

Capital Investments (e)      $  1,174        1,240          748        738        1,067
Total Salaries, Wages and
   Employee Benefits (f)     $  2,552        2,436        2,284      1,978        2,188
Average Number of
   Employees                   47,100       46,300       46,600     39,500       44,400
Revenues Per Employee        $134,800      128,500      114,900    120,900      114,300

Financial Ratios (%)

Debt to Total
   Capital Employed              40.3         34.4         32.7       36.1         24.7
Return on Average Common
   Stockholders' Equity          14.2         13.4         12.9         --         10.1


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

Map Description
----------------

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