Form 10-K, Exhibit 13
period 1995-12-31
UNION PACIFIC CORP
filed 1996-03-26
CIK 100885

                                                                      EXHIBIT 13

                           UNION PACIFIC CORPORATION

    PAGES 5 THROUGH 53, INCLUSIVE, OF UNION PACIFIC'S ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1995, BUT EXCLUDING PHOTOGRAPHS SET FORTH ON PAGES 5 THROUGH 21, NONE OF WHICH SUPPLEMENTS THE TEXT AND WHICH ARE NOT OTHERWISE REQUIRED TO BE DISCLOSED IN THIS ANNUAL REPORT ON FORM 10-K.



Union Pacific Railroad
                                 1995    1994    1993
-------------------------------------------------------
Operating revenues (millions)    $6,326  $5,318  $4,987
Operating income (millions)      $1,384  $1,173  $1,042
Carloadings (thousands)           5,568   4,991   4,619
Operating ratio                    78.1    77.9    79.1
-------------------------------------------------------

Engineer Dale Rhoades, a railroader since 1971, runs one of the nearly 25 Union Pacific coal trains that cross the recently double-tracked Nacco Bridge every day in Wyoming's Powder River Basin.

Efforts like Dale's helped the Railroad move a record amount of freight in 1995, despite a sluggish operating environment in the second half of the year. The Railroad achieved net income of $867 million, a 15 percent increase over last year's $754 million. Carloads rose nearly 12 percent overall, including incremental carloadings from the Chicago and North Western (CNW) consolidation.

Despite the effects of bringing the CNW on line, the Railroad's operating ratio remained essentially flat - 78.1 in 1995 compared to 77.9 in 1994. The 1995 operating ratio held even with 1994 on a pro forma basis. Revenue per car improved to $1,097, a 5 percent gain from 1994, primarily a result of increased haul lengths from the CNW acquisition.

Strengthening the System

Last year two significant developments took place that will change the physical shape of the Railroad and be linchpins to its future operations. One has been completed, while the other is under regulatory review.

Chicago and North Western Merger

In the second quarter, Union Pacific completed its merger with the CNW. As part of the Railroad system, the CNW lines immediately strengthen UPRR's capacity to compete in many western freight corridors, lengthen coal shipments out of the Powder River Basin, fortify grain hauls from the upper Midwest, and improve intermodal traffic from the major West Coast ports to the Midwest.

As the Railroad began a swift merging of the CNW into its system, a record grain harvest, high export demand and an increased average length of haul - combined with reduced locomotive availability (partially due to manufacturing delays) - resulted in operating difficulties. To resolve these issues, the Railroad immediately initiated a multifaceted plan to return operations to previous levels.

Agreement to Acquire the Southern Pacific

In August, an agreement was reached calling for the merger of the Southern Pacific (SP) with Union Pacific. This $5.4 billion transaction would form North America's largest railroad, a 37,000-mile network connecting 25 states, serving both Mexico and Canada.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Combining the SP with Union Pacific adds to the Railroad's ability to compete head-to-head with the Burlington Northern Santa Fe.

This transaction is aimed at providing extensive new single-line service, faster schedules, more frequent and reliable service, shorter routes, and improved equipment utilization. Specific areas of anticipated business growth include intermodal traffic between the Memphis and New Orleans gateways and from Texas to the West Coast, and transportation of food, paper and forest products from the West Coast to the East and the South, as well as increased movement of Midwest grain and grain products to the West. For the Railroad, total economic benefits from the proposed merger are estimated to be $660 million per year, once the merger is fully implemented.

To preserve or intensify rail competition in anticipation of the UP/SP merger, a comprehensive agreement with Burlington Northern Santa Fe was announced in September. Under the agreement, UP/SP will share more than 3,800 miles of track with BNSF under trackage rights and sell more than 335 miles of track to BNSF. This agreement backs up a UP promise to customers to bring strong rail competition to every point that would lose a two-carrier option.

Management Change

In July, Ron Burns was named president and chief executive officer at the Railroad, replacing Dick Davidson, who was elected chief operating officer of Union Pacific Corporation. Burns, who joined the Railroad August 1, has begun a number of employee involvement initiatives throughout the Railroad and has created the Customer Service Planning and Delivery Group to focus on improving day-to-day customer service and train operations.

Highlights for 1995

With the addition of the CNW to the Railroad's base business, carloadings improved across UPRR's diverse mix of commodities. The Railroad achieved record shipments of grain in 1995, hauling more than 616,000 carloads, a 53 percent increase from last year.

Coal was another commodity that performed well, as UPRR hauled nearly 1.4 million carloadings, up 9 percent from 1994. Over 100 million tons came out of the Powder River Basin as demand for the basin's low-sulfur fuel grew. To meet customer needs, important links along this high-traffic route have been triple-tracked, with quadruple tracking planned for the North Platte yard area this year.

Increased business in Mexico, improved vehicle handling and dedicated train service helped UPRR raise its auto traffic 15 percent in 1995. Contracts with both Chrysler and General Motors in Mexico provided solid growth, as did increased shipments of sport utility vehicles in the United States. The Railroad anticipates steady auto traffic with these two markets throughout 1996.

A strong first half of the year helped chemicals record a 10 percent gain in volume and an 8 percent increase in revenue. Soda ash business was strong, as exports reached record levels. New markets in potash produced record shipments as well. While the petrochemical industry was flat in 1995, the Railroad looks for expansion in the plastics business to bolster that commodity in the coming year.

Heading into 1995, the Railroad expected intermodal traffic to resume its long-term growth trend. A softer economy reduced volumes 2 percent to 1.4 million loads. With a greater commitment to customer service, the Railroad expects to increase its intermodal business to the ports on the Gulf of Mexico and the West Coast.

Mexico

With continued strength in the auto segment and an anticipated resurgence in intermodal traffic, the Railroad continues to view Mexico as a solid market for future business, despite a downturn in the Mexican economy in 1995. A 25 percent increase in UPRR's automotive volumes almost offset the drop in intermodal traffic, while all other commodities remained relatively flat.

During the second half of 1996, the Mexican government is expected to grant concessions to private companies bidding to run its rail system. Union Pacific will be evaluating whether to make significant capital investments in the network along with a Mexican partner.

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Overnite Transportation

                                  1995     1994   1993
-------------------------------------------------------
Operating revenues (millions)    $  976   $1,037  $ 939
Operating (loss)income
 (millions)                      $  (49)  $   67  $  69
Operating ratio (a)               103.0     91.3   90.2

-------------------------------------------------------

(a) Excludes goodwill amortization.


Bob Kowalski has been carrying the ball for Overnite for nine years. So it is natural for him to deliver Wilson footballs to Giants Stadium from the nearby Moonachie, New Jersey terminal.

Overnite carries Wilson sporting goods, from tennis balls to footballs, to major arenas all over the country - as one of its many alliances with America's leading manufacturers.

Unfortunately, in 1995 Bob and his colleagues operated in one of the worst pricing environments in many years, with over-capacity throughout the industry and severe pressure from regional carriers. A sluggish economy also contributed to a 4 percent decline in Overnite's volumes. These factors - coupled with the disruption of a year-long attempt by the Teamsters to unionize Overnite - resulted in a loss of $10 million in 1995 before goodwill, compared to earnings of $64 million before goodwill in 1994.

Turning Overnite Around

Adapting to this highly competitive environment, Overnite has embarked on a program to return to profitability, implementing a blueprint to make itself leaner and more efficient.

To carry out this plan, teams have analyzed and are putting into place operating practices to improve every aspect of the business, including:

- Increasing loading-dock efficiency, simplifying layouts, and improving outbound and inbound scheduling.

- Improving terminal operations, which includes slimming down the complicated pickup-and-delivery operations at each service center, largely by introducing greater efficiency in routing and scheduling patterns.

- Streamlining line-haul movements, which involves moving more on each trailer and closing down under-utilized lanes.

- Rationalizing capacity throughout the system to reduce light or empty backhauls.

- Concentrating sales efforts on freight best suited to Overnite's service capabilities, with particular focus on commodities, lanes, and other characteristics that match the company's operational strengths.

- Analyzing general and administrative practices throughout the company to lower costs and to make Overnite's entire infrastructure more efficient.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Higher Productivity the Key

The driving force behind these initiatives is to increase productivity and service at every level - to become a trimmer and more customer-oriented organization, from the headquarters to the most distant loading dock. This process-driven effort is designed to reduce costs substantially while improving service capabilities and reliability.

Every initiative has quantitative benchmarks and specific goals, with cost-cutting and flexibility the key thrusts of Overnite's campaign to improve its operating ratio significantly.

Another part of Overnite's re-engineering campaign is a reexamination of its commodity mix and its effect on profits. The company will focus on shipping higher-margin, less cyclical commodities, a natural fit with its strategy to upgrade its line-haul structure and its terminal performance.

Centralized Dispatching

At the heart of Overnite's top-to-bottom effort to streamline every operation is its Richmond-based, Computerized Central Dispatching (CCD) System. Phase I of CCD, which is already on line, automates all extra loads from every service center, while Phase II, which will begin operating in mid-year, tracks all line-haul traffic. CCD will soon be able to monitor freight throughout the 175 service centers in the company's network on a daily basis. Phase III, scheduled for early 1997, will optimize the match between drivers and loads, long a problem in the trucking industry.

The main goal of CCD and its companion system - Overnite's Centralized Customer Service and Billing Center - is to improve on-time deliveries to industry-high levels and to enhance customer service. These operations are the future of Overnite.

One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

One photograph, not incorporated by reference - see prefacing comment on
Exhibit 13 Cover Page.)

Skyway Freight Systems

Tiffany Zermatten, a program coordinator in Dallas, is top gun when it comes to processing Hewlett-Packard monitors from Exeter, New Hampshire and Sacramento, California.

These monitors will be made customer-ready and shipped for on-time delivery to Hewlett-Packard divisions, a service that helped make 1995 a successful year for Tiffany and her co-workers at Skyway Freight Systems.

Skyway capitalized on a strong logistics and expedited transportation market to boost revenues 22 percent to over $150 million in 1995. Its ability to manage the entire flow of operations - from receiving components to delivering finished products - brought customers critical time and cost savings as well as reliability in marketplaces throughout North America.

Skyway has been able to grow its business by developing customized logistics packages that include the most customer-sensitive services and applications. The company's cross-functional customer teams manage each account, often with on-site support. These teams, coupled with a globally integrated transportation and tracking system, can take days or even weeks out of a customer's cycle time - the total period required to bring goods to market. And to ensure the best customer service, Skyway has established partnerships with the best possible providers of transportation.

Working with Union Pacific Technologies, Skyway is developing the next generation of its global shipment-tracking system that will give customers unique product control. This enables them to monitor shipments down to the part number, which significantly reduces the costly movement of real inventory and provides just-in-time capabilities to companies large and small. Skyway has also developed a shipment-tracking program that can be accessed on the Internet.

Using its unique transportation software packages, Skyway increased its total tonnage by 17 percent in 1995. Customers benefited from Skyway's new carrier optimization program, providing the best delivery information based on a customer's preference for either price or routing.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Union Pacific Resources
                                            1995       1994 (c)   1993
-------------------------------------------------------------------------------
Operating revenues (millions)(a)            $1,456     $1,333     $1,277
Operating income (millions)(a)              $  470     $  351     $  383
Proved reserves (Bcfe) (b)                   3,277      3,054      2,673
Equity production (Bcfe)(b)                    525        471        417

(a) 1995 includes $123 million from the Columbia Gas settlement.
(b) Oil and natural gas liquids converted on a BTU basis to cubic feet of gas equivalent on a ratio of one barrel of oil to 6,000 cubic feet of gas.
(c) Includes the first quarter 1994 acquisition of Amax Oil & Gas, Inc.

Jack Bentley has every reason to smile. As UP Resources' mechanical foreman for the Ozona area in West Texas, he was part of a team that upgraded its two processing facilities, increasing total capacity more than 100 percent to 180 million cubic feet of natural gas a day in 1995.

UP Resources (UPR) is the nation's premier independent oil and gas company and has consistently performed well in a flat-price world. Despite a difficult pricing environment, UPR, as a stand-alone company, had a strong earnings year in 1995, with net income of $351 million, including $79 million from the Columbia Gas bankruptcy settlement. Earnings in 1994, including $100 million from the Wilmington oil field sale, were $390 million. UPR produced 11 percent more equity gas and oil (on a barrels of oil equivalent basis), which partially offset a 21 percent decline in gas price realizations.

In October 1995, the corporation completed an initial public offering of 17 percent of UP Resources' common stock at $21 a share. The remaining 83 percent of the shares will be distributed to UP stockholders upon a ruling from the IRS that the transaction is tax-free and upon the completion or termination of the Southern Pacific merger.

Broad Production, Exploration Gains

In 1995, UPR maintained its ranking as the country's leading independent exploration and production company in a broad range of categories. Compared with its domestic peers, UP Resources was first in profitability, sales volumes, net undeveloped acreage and operated rigs. These accomplishments are based on one of the most focused operating strategies in the industry.

In the Austin Chalk play in South and East Texas, UP Resources increased production 13 percent, the seventh annual gain. Since 1988, UPR has completed more than 1,100 horizontal wells in the trend. In 1995, the company stretched this play into western Louisiana, drilling a very promising well and participating in four others that could lead to substantial gas gains throughout this region.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

(Two photographs, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

South Louisiana provides another fine prospect for redevelopment of previously played-out areas. In a 200-mile-wide region of bayous and swamps, UP Resources is capitalizing on a large bank of 3-D seismology. The company expects to participate in up to 15 wells in 1996 - tapping both the shallow and deep formations. Wells in this area can produce up to 15 million cubic feet a day - with productive lives of seven to 10 years - in fields that have been prolific for many decades.

Ozona Developments

Farther west in the Ozona field, the company has doubled gas processing capacity and drilled over 400 wells since acquiring this area in early 1994. In this region, UPR has reduced drilling costs 30 percent, and 3-D seismic data is being acquired to explore deep formations. In 1995, the company drilled three horizontal wells in deeper formations in the Ozona field.

Up north, on the 7.5 million acre Land Grant, UPR - with the Department of Energy (DOE) providing the majority of the funding - drilled a 16,500-foot well to test the commercial potential of the huge gas reserves in southwestern Wyoming. The DOE estimates that trillions of cubic feet of gas lie in this region, with up to 30 percent under the Land Grant. Farther east, in the Red Desert area, the company has completed 400 square miles of 3-D seismic surveys, which could generate several promising drilling programs.

Marketing Innovations

By the end of 1995, about 80 percent of UPR's output was gas and plant liquids. For several years, UP Resources' marketing subsidiary, Union Pacific Fuels, Inc., has been marketing gas directly to customers, bypassing pipelines and intermediaries.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Union Pacific Technologies

Keita Stuckey joined Union Pacific Technologies (UPT) four years ago after learning about opportunities at a recruiting fair (similar to the one pictured) for University of Arkansas-Pine Bluff students.

Keita, who is well-schooled in computer technology and transportation software, has helped Technologies deliver application programs to the corporation's operating companies and other commercial businesses.

Within the corporation, UPT's most intensive project in 1995 was implementing the Transportation Control System (TCS) on the Chicago and North Western (CNW) lines, bringing CNW into the Railroad's operating system. Technologies coordinated over 700 different activities, made significant software changes to handle unique CNW operating requirements, and provided support for training over 2,000 employees at more than 80 sites, all of which was instrumental to the successful CNW cutover.

With Overnite, Technologies helped to launch an advanced Computerized Central Dispatching System and made several major enhancements to its Centralized Customer Service and Billing System. UPT also developed a logistics modeling capability to support marketing and sales and provided this program to Skyway, which is using it to create proposals for a variety of potential and existing customers.

In commercial business, Technologies implemented its TCS System on the Algoma Central (a Canadian railroad owned by the Wisconsin Central) and on the Alton & Southern Railroad, a terminal railroad that manages the flow of traffic through the St. Louis gateway. Shipment management continues to be a growing business for UPT, with the company monitoring over 50,000 shipments a month for its commercial clients.

Technologies also made headway in its international business. Working with the National Railway of Mexico, Technologies has now installed TCS car and train reporting at 40 locations and yard inventory management at 26 locations. Expansion will continue throughout 1996. Technologies also has met with a number of European railroads interested in its engineering applications and has completed a feasibility study for the Italian railroad.

FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS
This review should be read with the financial statements, notes and supplementary information.

CORPORATE REORGANIZATION

WASTE MANAGEMENT DIVESTITURE - At year-end 1994, Union Pacific Corporation (UPC or the Corporation) completed the sale of its waste management subsidiary, USPCI, Inc. (USPCI) for $225 million in notes that were subsequently collected in January 1995. The sale resulted in a loss of $600 million ($404 million after tax). In addition, 1994 results included an $8 million net loss from USPCI's operations (see Note 2 to the Financial Statements).

CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY (CNW) - In March 1995, the Corporation executed a definitive merger agreement to acquire the remaining 71.6% of CNW's outstanding common stock not previously owned by UPC for $1.2 billion. Under this agreement, UPC initiated a cash tender offer in March 1995 for all outstanding CNW shares at $35 per share, which was completed in late April 1995. The acquisition of CNW was accounted for as a purchase and CNW's financial results were consolidated into UPC beginning in May 1995 (see Note 3 to the Financial Statements).

NATURAL RESOURCES DIVESTITURE - In July 1995, UPC's Board of Directors approved a formal plan to exit its natural resources business. The plan includes an initial public offering (IPO) of Union Pacific Resources Group Inc.'s (Resources) common stock followed by the distribution of UPC's interest in Resources to the Corporation's stockholders on a tax-free, pro-rata basis.

The IPO of Resources was completed in October 1995 and consisted of 42.5 million shares of common stock or 17.1% of Resources' outstanding common stock. The IPO was priced at $21 per share and generated net proceeds of $844 million. In connection with the IPO, Resources distributed to UPC by dividend $1,562 million ($912 million in cash and $650 million in notes bearing interest at 8.5% per annum), and an intercompany balance of $59 million (see Note 2 to the Financial Statements).

The Corporation expects that the final distribution of Resources will occur once UPC has received a favorable ruling from the Internal Revenue Service on the tax-free nature of the distribution and after the completion or termination of the acquisition of Southern Pacific Rail Corporation (Southern Pacific). UPC anticipates that these events will occur in mid-to-late 1996.

SOUTHERN PACIFIC ACQUISITION - In August 1995, UPC and Southern Pacific entered into a definitive merger agreement (the Agreement) providing for the acquisition of Southern Pacific by UPC. Under the terms of the Agreement, UPC acquired 25% of Southern Pacific's common stock in a first-step cash tender offer. Following approval of the Southern Pacific acquisition by the Surface Transportation Board
(STB) of the Department of Transportation--the successor to the Interstate Commerce Commission--UPC will complete the acquisition of Southern Pacific by exchanging each of the remaining Southern Pacific common shares, at the holder's election and subject to proration, for $25 or 0.4065 shares of UPC common stock. As a result, UPC will convert 60% of Southern Pacific's outstanding shares immediately before the acquisition into shares of UPC common stock, with the remaining 40% of the outstanding shares, including the shares acquired in the first-step cash tender offer, being acquired for cash.

UPC completed the first-step cash tender offer in September 1995 pursuant to which approximately 39 million common shares or 25% of the outstanding common shares of Southern Pacific were acquired by UPC at $25 per share. UPC deposited these shares in an independent voting trust pending STB approval of the acquisition of Southern Pacific (see Note 3 to the Financial Statements).

The Corporation filed an application for control of Southern Pacific with the STB in late November 1995. The STB has adopted an expedited schedule under which it intends to render a final decision within 255 days of filing the original application. Should the acquisition of Southern Pacific not be approved by the STB, or should the STB impose onerous approval conditions, the Corporation may be required to or may choose to dispose of its initial investment in Southern Pacific. Such a disposition could cause

(Two Graphs of Union Pacific Corporation Operating Revenues)

Millions
                            1991       1992       1993       1994       1995*
                           -----      -----      -----      -----      ------
Operating Revenues         $5,687     $5,773     $6,002     $6,492     $7,486

* Includes CNW Acquisition

Operating revenues:        Railroad   84.5%
(Pie Chart)                Trucking   13.0%
                              Other    2.5%

UPC to incur a significant loss on its investment in Southern Pacific. However, the Corporation believes that the STB will approve its application for control of Southern Pacific without onerous conditions.


1995 COMPARED TO 1994

CONSOLIDATED RESULTS

The Corporation's 1995 net income was $946 million ($4.60 per share), compared to $546 million ($2.66 per share) in 1994. Results for 1995 included the effects of the acquisition of CNW and the receipt by Resources of a $79 million after-tax bankruptcy settlement from Columbia Gas Transmission Company (Columbia) (see Note 14 to the Financial Statements). Results for 1994 included a $404 million net loss from the sale of UPC's waste management business and the benefit of a $116 million after-tax gain resulting from the sale of Resources' Wilmington field.

RESULTS OF CONTINUING OPERATIONS

CONSOLIDATED - Income from continuing operations improved $51 million (9%) in 1995 to $619 million ($3.01 per share), as a $113 million improvement at Union Pacific Railroad Company, its affiliate Missouri Pacific Railroad Company and CNW (collectively the Railroad) was partially offset by a $71 million earnings decline at Overnite Transportation Company (Overnite).

Consolidated operating revenues increased $994 million (15%) to $7.49 billion in 1995, as the Railroad's operating revenue improvement of just more than $1 billion (reflecting the acquisition of CNW, increased base carloadings and a higher average commodity revenue per car) was slightly tempered by a $61 million decline in operating revenues at Overnite.

Consolidated operating expenses rose $897 million to $6.15 billion. The addition of CNW operations, rail volume growth, rail traffic congestion in 1995 and inflation were the primary reasons for increases in salaries, wages and employee benefits ($366 million), equipment and other rents ($147 million), fuel and utility costs ($94 million), materials and supplies ($33 million), maintenance and repairs ($22 million) and third-party transportation ($17 million). Depreciation charges were up $101 million because of the CNW properties acquired and the Corporation's capital spending. Other cost increases also occurred in contracted services ($32 million), reflecting the addition of CNW; personal injury costs ($29 million), resulting from the acquisition of CNW and higher claims costs; the cost of real estate sold ($16 million), resulting from higher real estate sales activity; other taxes ($14 million), reflecting the addition of CNW; and insurance costs ($7 million) due to the absence of 1994 premium refunds.

Consolidated operating income advanced $97 million (8%) to $1.34 billion in 1995, reflecting a $211 million improvement at the Railroad partially offset by weaker operating results at Overnite. Other income increased $41 million from higher gains on property sales and interest associated with 1995 Railroad Retirement Tax claim settlements. Interest expense rose $103 million, principally from the higher debt levels associated with the CNW acquisition and the Southern Pacific first-step cash tender offer. Income from continuing operations as a percentage of operating revenues fell to 8.3% in 1995 from 8.7% in 1994, reflecting Overnite's performance decline. Return on average common stockholders' equity improved to 16.5% in 1995 from 10.9% a year ago, reflecting 1995 net income growth.

RAILROAD - The Railroad earned $867 million in 1995, a 15% increase from $754 million last year. Earnings improvements reflected the addition of CNW, base volume growth and improvements in average prices, which more than offset a $65 million after-tax increase in interest cost related to financing the CNW and Southern Pacific acquisitions. The CNW acquisition added roughly $16 million to the Railroad's bottom line in 1995.

Revenues improved $1.01 billion (19%) to $6.33 billion, as CNW business of approximately $800 million combined with a 5% improvement in average commodity revenue per car, reflecting a longer average length of haul, favorable traffic mix shifts and pricing improvements. Carloadings grew 12% (nearly 577,000 cars) year-over-year, resulting from net incremental volumes from the acquisition of CNW, and business expansion detailed as follows:

(Graph of Union Pacific Railroad Carloadings Diversity)

Carloadings Diversity:                Intermodal  25.4%
(Pie Chart)                               Energy  24.6%
                          Metals/Minerals/Forest  14.7%
                                       Chemicals  12.1%
                                           Grain  11.1%
                                           Autos   7.3%
                        Food/Consumer/Government   4.8%

(Graph of Union Pacific Railroad Commodity Revenue Diversity)

Commodity Revenue Diversity               Intermodal  14.5%
(Pie Chart)                                   Energy  21.2%
                              Metals/Minerals/Forest  14.4%
                                           Chemicals  19.5%
                                               Grain  14.2%
                                               Autos  10.4%
                             Food/Consumer/Government  5.8%

INTERMODAL: Intermodal volumes decreased 2%, as the devaluation of the Mexican Peso continued to hamper southbound Mexican traffic. In addition, intermodal volumes were depressed by selective avoidance of lower-margin business and fierce competition from trucking companies with excess capacity.

ENERGY: Energy carloadings rose 9% due to increased coal traffic out of the Powder River Basin. In 1995, the Railroad averaged 22 trains per day out of the Powder River compared to 19 a year ago. Traffic gains out of the Powder River were partially countered by volume declines in other western mines, reflecting lower export demand and increased competition in coal versus hydroelectric power generation.

METALS, MINERALS AND FOREST PRODUCTS: Metals, minerals and forest products carloadings rose 25%, as CNW volumes combined with strong improvements in steel and cement shipments. Construction-related commodity shipments also improved due to favorable construction market conditions in the Midwest, Southeast and Southwest. These increases were partially offset by weaknesses in stone and nonmetallic mineral volumes, as well as lower lumber (reflecting a soft housing market) and paper shipments.

CHEMICALS: Chemical carloadings improved 10%, as additional CNW volumes combined with higher domestic and export soda ash shipments. These volume gains were partially countered by lower fertilizer shipments (reflecting limited car supplies), decreased hazardous waste volumes (due to the completion of several major remediation projects) and lower liquid and dry chemical movements (caused by poor economic conditions in the chemical industry).

GRAIN AND GRAIN PRODUCTS: Grain carloadings grew 53% over last year, reflecting not only the addition of CNW volumes, but also carloading improvements caused by greater export demand. Higher exports were led by corn movements to the Pacific Rim and China, and an increase in wheat carloadings. Despite significant year-over-year growth, grain shipments were hampered by congestion, and crew and power shortages in 1995.

AUTOMOTIVE: Auto shipments rose 15% despite lower industry sales. Volume growth came from the addition of CNW volumes, strong northbound Mexican business for finished vehicles and increased auto part shipments.

FOOD, CONSUMER AND GOVERNMENT: Food, consumer and government carloadings improved 1%, as increased volumes from the addition of CNW were mitigated by merger-related service interruptions in 1995 and lower transportation equipment shipments.

Operating expenses rose $797 million to $4.94 billion in 1995. Incremental CNW volumes, inflation and system congestion (caused by the late arrival of new power and amplified by the CNW integration) were the principal drivers causing an escalation in salaries, wages and employee benefits ($301 million), rent expense ($150 million), fuel and utility costs ($92 million), materials and supplies expense ($32 million), contracted services ($31 million) and maintenance and repairs ($22 million). Depreciation rose $100 million, reflecting the addition of CNW properties and continued capital spending. Personal injury expense rose $28 million, reflecting the addition of CNW and higher average settlement costs, while other taxes increased $19 million-- primarily the result of the CNW consolidation.

Operating income improved $211 million (18%) to $1.38 billion in 1995, while the operating ratio increased to 78.1 in 1995 from 77.9 last year. On a pro forma basis, including CNW in 1994 results, the operating ratio would have been flat year-over-year.

TRUCKING - Overnite's operating environment was extremely difficult throughout 1995. The major factors affecting Overnite's operations were aggressive pricing from regional less-than-truckload (LTL) and truckload carriers, soft volumes caused by industry overcapacity, incremental expenses associated with attempts by the International Brotherhood of Teamsters (Teamsters) to unionize certain Overnite service centers and ongoing operational inefficiencies associated with declining volumes. As a result, Overnite reported a $30 million net loss in 1995, compared to $41 million of net income last year. Results include goodwill amortization of $20 million in 1995, $3 million less than a year ago because of a favorable tax settlement related to the deductibility of intangible assets (see Note 7 to the Financial Statements).

(Graph of Union Pacific Resources Equity Production Volumes)

Bcfe (1 Bbl:6,000 cfe)

                                    1991    1992     1993     1994     1995
                                   -----   -----    -----    -----    -----
Equity Production
  Volumes                            363     402      417      471      525

Natural Gas                          195     211      226      282      343
NGLs                                  46      45       46       51       66
Crude Oil                            122     146      145      138      116

(Graph of Union Pacific Resources Production Costs Per Mcfe)

                                    1991    1992     1993     1994     1995
                                   -----   -----    -----    -----    -----
Production Costs
  per Mcfe                         $0.87   $0.63    $0.60    $0.55    $0.44

Operating revenues declined $61 million (6%) in 1995 to $976 million. Volumes were down 4%, while average prices declined 3%. Operating expenses increased $55 million in 1995 to just over $1 billion. Salaries, wages and employee benefit costs increased $39 million caused by wage and benefit inflation. General and administrative costs increased $12 million--reflecting costs incurred in response to unionization efforts, an increased provision for uncollectible accounts and higher insurance costs. In addition, depreciation expense increased $5 million, reflecting continued capital spending. Overnite recorded an operating loss of $49 million in 1995, compared to operating income of $67 million last year, as the operating ratio--including goodwill amortization-- increased to 105.0 from 93.6 last year.

CORPORATE SERVICES AND OTHER OPERATIONS - Expenses related to Corporate Services and Other Operations (comprising corporate expenses, third-party interest charges, intercompany interest allocations, other income and income taxes related to the corporate holding company's operations and the results of other operating units) decreased $9 million to $218 million in 1995. The decrease was largely the result of a favorable tax settlement and lower professional fees. Other operating units generated operating income of $6 million in 1995, compared to operating income of $4 million in 1994--reflecting improved operating results at the Corporation's other operations.

RESULTS OF DISCONTINUED OPERATIONS
Income from discontinued operations increased $349 million to $327 million in 1995, reflecting the absence of a loss from the sale of UPC's waste management unit in 1994.

NATURAL RESOURCES - Resources' 1995 earnings declined $39 million from a year ago to $351 million, as lower natural gas prices, higher interest costs caused by debt incurred by Resources in connection with its dividend to UPC and the absence of the 1994 Wilmington field sale were only partially mitigated by the 1995 Columbia bankruptcy settlement (see Note 14 to the Financial Statements) and higher sales volumes. UPC recognized $327 million of the $351 million of Resources' 1995 net income in discontinued operations reflecting the 17% public ownership of Resources.

Operating revenues increased $123 million (9%) to $1.46 billion. Producing property revenues declined $25 million, as the effects of a 21% decline in average natural gas prices and lower crude oil volumes (the result of the sale of the Point Arguello and Wilmington fields, and crude volume declines in the Austin Chalk) were only partially offset by a 21% increase in average natural gas sales volumes (mainly volume improvements in the Austin Chalk and the Ozona fields) and a 23% improvement in average natural gas liquids' sales volumes. Resources' extensive drilling program bolstered sales volumes, as Resources remained the most active driller in the U.S. for the fourth consecutive year. Plants, pipelines and marketing revenues climbed $63 million, largely the result of a full year of operations from the new Wahsatch pipeline and the expansion of the Panola pipeline. Other oil and gas revenues increased $90 million mainly due to the 1995 Columbia bankruptcy settlement.

Operating expenses in 1995 increased $4 million to $986 million. Production costs declined $34 million, largely due to lower production taxes--reflecting favorable production tax settlements and the effect of lower natural gas prices. Exploration costs fell $19 million from lower dry hole costs--reflecting the delay of exploration in a low price environment. These cost improvements were countered by a $33 million increase in depreciation and depletion costs (the result of higher production levels), and higher mineral, and general and administrative costs. Operating income improved to $470 million in 1995 from $351 million a year earlier.

1994 COMPARED TO 1993

CONSOLIDATED RESULTS

The Corporation reported net income of $546 million or $2.66 per share in 1994, including a net loss from discontinued operations of $22 million or $0.10 per share. The 1994 loss from discontinued operations included a net loss from the sale of UPC's waste management business of $404 million largely offset by $390 million of net income from its discontinued natural resources unit. Resources' 1994 results included a $100 million after-tax gain resulting from the 1994 sale of its Wilmington, California oil and gas operations. In 1993, the Corporation reported net income of $530

(Graph of Union Pacific Railroad Revenue Ton-Miles Per Employee)

Millions
                      1991      1992      1993      1994      1995
                      ----      ----      ----      ----      ----
Revenue Ton-Miles
  Per Employee        6.58      7.21      7.66      8.21      8.82

(Graph of Union Pacific Railroad Carloadings)

Thousands
                      1991      1992      1993      1994      1995*
                     -----     -----     -----     -----     -----
Carloadings          4,304     4,458     4,619     4,991     5,568


* Includes CNW acquisition

million or $2.58 per share, which included a $237 million after-tax charge for the 1993 accounting adjustments--$175 million ($0.85 per share) for changes in accounting methods (see Note 4 to the Financial Statements) and $62 million ($0.30 per share) from the implementation of the Omnibus Budget Reconciliation Act of 1993 (the 1993 Tax Act) (see Note 7 to the Financial Statements). A portion of the 1993 accounting adjustments is included within the results of discontinued operations (see Note 14 to the Financial Statements). Results for 1993 also included a $34 million after-tax reduction in operating results at the Railroad caused by flooding in the Midwest.

RESULTS OF CONTINUING OPERATIONS

CONSOLIDATED - The Corporation reported income from continuing operations of $568 million or $2.76 per share, compared to $412 million or $2.00 per share in 1993. Results for 1993 included $56 million from the implementation of the 1993 Tax Act and a $34 million after-tax reduction in operating results at the Railroad caused by the 1993 Midwest flood. In 1994, earnings improved at the Railroad, while earnings declined slightly at Overnite.

Operating revenues grew 8% to $6.49 billion from $6.0 billion in 1993, reflecting increased transportation volumes at the Railroad and Overnite, and the May 1993 addition of Skyway Freight Systems, Inc. (Skyway) (see Note 3 to the Financial Statements). Operating expenses rose $358 million to $5.25 billion for the period. Higher volumes, severe winter weather in the Eastern U.S. in the first quarter of 1994 and the effects of unfavorable traffic shifts at Overnite caused increases in salaries, wages and employee benefits ($83 million), equipment and other rents ($69 million), third-party transportation ($38 million), other taxes ($33 million), and materials and supplies ($15 million). Depreciation charges increased $33 million--the result of the Corporation's continued commitment to upgrade equipment and technology. Personal injury expense rose $42 million, while professional fees rose $22 million as the Corporation pursued various strategic transactions in 1994.

Operating income advanced $132 million (12%) to $1.24 billion in 1994. Other income increased $21 million to $100 million, largely the result of increased property sales at the Railroad, while interest expense declined $15 million. Income from continuing operations as a percentage of operating revenues improved to 8.7% in 1994 from 6.9% in 1993, while return on average common stockholders' equity declined slightly to 10.9% in 1994 from 11.1% in 1993.

RAILROAD - Net income at the Railroad was $754 million in 1994, compared to $540 million in 1993. Earnings in 1993 included a $129 million after-tax charge related to the 1993 accounting adjustments and the adverse effects of the 1993 flooding in the Midwest, which reduced operating results by approximately $34 million after tax.

Operating revenues improved $331 million (7%) to $5.32 billion in 1994. Higher revenues were generated by an 8% (more than 371,000 loads) rise in 1994 carloadings. Intermodal volumes improved 14% because of business expansion with the Railroad's trucking partners and growing container traffic. New coal contracts, inventory replenishment by major utilities and the absence of 1993 flood-related traffic interruptions accounted for a 13% increase in energy carloadings. Automotive traffic climbed 11%, the result of higher carloadings for both finished autos (14%) and auto parts (4%), reflecting improving economic conditions in the automotive industry. Food, consumer and government carloadings advanced 8% from improvements in the food group--mainly canned and frozen goods--and growth in the consumer segment, reflecting higher shipments of waste/recyclables and transportation equipment. Chemical carloadings also advanced 5% from 1993, reflecting increases in phosphorous, soda ash and fertilizer volumes. Grain traffic declined 6%, primarily the result of weak export markets for corn and lower fourth quarter wheat shipments, while metals, minerals and forest products traffic also declined 2%. The positive effect of higher volumes was partially offset by a 1% decline in average commodity revenue per car, largely the result of volume growth in lower-rated commodities--mainly energy and intermodal.

(Graph of Overnite Transportation Company Tonnage by Category)

Tonnage by Category     Less-than-Truckload   87.9%
(Pie Chart)                       Truckload   12.1%

(Graph of Skyway Freight Systems Total Weight Shipped)

Millions of pounds
                            1991     1992     1993     1994     1995
                           -----    -----    -----    -----    -----
Total Weight Shipped         242      356      444      527      615


Operating expenses increased to $4.15 billion in 1994, compared to $3.95 billion in 1993. Personal injury expense rose $40 million, as a 34% decline in reportable injuries was more than offset by higher average settlement costs per injury. Wages and benefits rose $36 million, as higher volumes and inflation were partially offset by continued improvements in labor productivity, as the average workforce declined slightly year-over-year despite an 8% growth in business levels. Volume growth and inflation also accounted for a $36 million rise in equipment and other rents, a $16 million escalation in third-party transportation costs (reflecting higher intermodal shipments), and a $9 million increase in materials and supplies costs. Other taxes increased $20 million because of higher use and property taxes, while depreciation expense grew $25 million, reflecting the Railroad's continuing investment in equipment and capacity. These cost increases were partially mitigated by an $8 million reduction in fuel an utility costs, the result of lower fuel prices, hedging gains and an improved fuel consumption rate. Operating income at the Railroad advanced $131 million (13%) in 1994 to $1.17 billion. The Railroad's operating ratio improved 1.2 points to 77.9 from 79.1 in 1993.

TRUCKING - Overnite's 1994 net income was $41 million, compared to a net loss in 1993 of $38 million. Results for 1993 included $80 million of after-tax costs resulting from the 1993 accounting adjustments. Overnite's 1994 results were affected by the worst winter in decades for the Eastern U.S. and reduced efficiency associated with shifts in freight flows from shorter-haul, more profitable, intra-regional business to longer-haul traffic. Results for both periods included goodwill amortization of $23 million.

Overnite's operating revenues exceeded the $1 billion level for the first time in its history, as revenues advanced $98 million (10%) to $1.04 billion. Average prices rose 6%, reflecting the shift to longer-haul traffic, contractual rate increases and the effect of a January 1994 price increase on non-contract business. Volumes improved 4%, as a 7% rise in LTL business was partially offset by truckload traffic declines. Volume improvements were generated by the April 1994 Teamsters' strike against other unionized carriers, the third quarter 1993 bankruptcy of a major Eastern carrier and continued business expansion.

Growing volumes, the effects of the severe winter and higher miles associated with shifts in freight flows caused operating expenses to increase $100 million in 1994 to $970 million. Increases occurred in wages and benefits ($41 million), equipment rents ($27 million), mileage-based insurance and claims accruals ($9 million), taxes and licenses ($7 million), and materials and supplies ($5 million). Depreciation expense also increased $5 million from continuing capital programs. Operating income declined to $67 million in 1994 from $69 million in 1993. Overnite's operating ratio, including goodwill amortization, increased to
93.6 in 1994 from 92.7 in 1993.

CORPORATE SERVICES AND OTHER OPERATIONS - Expenses related to Corporate Services and Other Operations totaled $227 million in 1994, a decline of $14 million from 1993. Lower stock incentive compensation and increased interest charges to subsidiaries (mainly the result of subsidiaries' capital spending and pension funding at Overnite) were only partially offset by higher interest expense to third parties and increased professional fees. Other operations reported operating income of $4 million for 1994, up $3 million from 1993, as a result of the 1993 addition of Skyway and improved operating results at the Corporation's other operations.

RESULTS OF DISCONTINUED OPERATIONS

Discontinued operations generated a net loss of $22 million in 1994, compared to net income of $234 million in 1993. This decline reflects the $404 million loss on the sale of UPC's waste management business, partially offset by the absence of the effect of the 1993 accounting adjustments.

NATURAL RESOURCES - Resources reported 1994 net income of $390 million, including a $100 million after-tax gain on the sale of the Wilmington properties. This compares to 1993 net income of $244 million, which included a $65 million after-tax charge related to implementing the 1993 accounting adjustments.

Operating revenues increased $56 million from 1993 to $1.33 billion. Producing property revenues grew $56 million (7%), as natural gas sales volumes increased 24% and natural gas liquids' sales volumes rose 21%-- reflecting

(Graph of Union Pacific Corporation Cash from Continuing Operations)

Millions
                       1991      1992      1993      1994      1995
                      -----     -----     -----     -----     -----
Cash from Continuing
  Operations          $ 794     $ 842     $ 975    $1,079    $1,454

the AMAX Oil & Gas, Inc. (AMAX) acquisition (see Note 14 to the Financial Statements) and higher Austin Chalk volumes. These volume increases were partially countered by a 5% decline in crude oil production (the result of the Wilmington and other field sales) and lower average realized prices for hydrocarbons. Plant, pipelines and marketing revenues advanced $32 million (15%), as increased plant volumes (created by the AMAX acquisition and new plant additions) and higher margin marketing activities overcame lower plant prices and reduced pipeline volumes. In addition, Resources' mineral revenues grew $16 million, reflecting higher spot market coal revenue. These revenue increases were partially offset by a $48 million decline in other oil and gas revenues, reflecting reduced Section 29 partnership revenues, the sale of the Harbor Cogeneration Plant and the absence of 1993 insurance settlements.

Operating expenses rose $88 million to $982 million in 1994. Depreciation and depletion charges increased $69 million from the addition of new gas processing facilities and pipelines, as well as higher production levels. Production costs increased $12 million, reflecting volume-based increases in lease operating costs and production taxes. Plant, pipelines and marketing expenses rose $6 million, primarily as a result of an increase in pipeline operating costs, reflecting the start-up of the Wahsatch Gathering System in late 1994.

Operating income declined 8% to $351 million in 1994 from $383 million in 1993. Other income increased $114 million to $174 million in 1994 due to the sale of the Wilmington field.

WASTE MANAGEMENT - Income from discontinued operations included an operating loss of $8 million in 1994 and $10 million in 1993 from UPC's waste management business sold at year-end 1994.

CASH FLOWS, LIQUIDITY AND FINANCIAL RESOURCES

In 1995, cash from continuing operations was $1.45 billion, compared to $1.08 billion in 1994. This $375 million improvement reflects higher operating results ($51 million), the sale of additional accounts receivable (see Note 5 to the Financial Statements) and improved inventory management ($114 million), and a higher proportion of non-cash expenses included in net income ($181 million). Non-cash expenses included in earnings rose as a result of higher depreciation ($101 million), increased casualty and other accruals ($64 million) and lower undistributed earnings from affiliates ($16 million).

Cash used in investing activities of $2.57 billion reflected a $1.43 billion increase over 1994, as the Corporation acquired CNW for $1.2 billion and 25% of Southern Pacific for $976 million. In addition, capital expenditures grew $182 million over 1994 largely from fleet expansion and renewal at the Railroad. These increased investments were partially countered by the receipt of $225 million in sale proceeds from the USPCI disposition, the Columbia settlement and the absence of the $725 million AMAX purchase in 1994.

Outstanding debt levels increased $1.89 billion in 1995 and included $850 million in new offerings of the Corporation's notes and debentures, $150 million of floating rate term debt, $86 million of Railroad equipment financings and $834 million in credit facility borrowings. UPC also received a cash dividend from Resources of $912 million (see Note 2 to the Financial Statements) funded by the sale of Resources' common stock to the public ($844 million) and third-party borrowings by Resources ($68 million). These funds, along with cash generated from operations, were used to finance the CNW acquisition, the investment in Southern Pacific and capital expenditures, as well as to repay maturing debt.

The quarterly common stock dividend remained at $0.43 per share in 1995. The ratio of debt to capital employed increased to 50.0% at December 31, 1995 from 46.6% at December 31, 1994. This increase reflected the higher debt levels incurred to fund the CNW acquisition and the Southern Pacific investment, partially offset by the Resources' dividend and proceeds from the sale of the Corporation's waste management business, as well as 1995 earnings.

At December 31, 1995, the Corporation had authorization from the Board of Directors to repurchase up to $327 million of the Corporation's common stock. At year-end, the Corporation had $3.7 billion of outstanding credit facilities ($1.2 billion in short-term credit facilities and $2.5 billion in long-term credit facilities expiring in 2000) of which $2.9 billion were available for use.

(Graph of Union Pacific Corporation Capital Investments)

Millions
                          1991      1992      1993      1994      1995
                         -----     -----     -----     -----     -----
Capital Investments      $ 667     $ 864     $ 899     $ 876    $1,058


(Graph of Union Pacific Corporation Assets)

Millions
                          1991      1992      1993      1994      1995*
                         -----     -----     -----     -----     -----
Assets                 $12,272   $12,901   $13,797   $14,543   $19,446

* Includes CNW acquisition

OTHER MATTERS

PERSONAL INJURY - Over the past 10 years work-related injuries have declined by more than 10% annually (reflecting aggressive safety and training programs), while the average settlement cost per claim has continued to rise significantly. Annual expenses for injury-related events were $222 million in 1995, $194 million in 1994 and $154 million in 1993. Compensation for work-related accidents is governed by the Federal Employers' Liability Act (FELA). FELA's finding of fault and damage is assessed based on litigation or out-of-court settlements. In addition, the Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

The Railroad is participating with other rail carriers in an industry-wide effort to replace FELA with a no-fault system that could significantly reduce personal injury costs while fairly compensating injured employees.

ENVIRONMENTAL COSTS - The Corporation generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 175 sites, including approximately 50 sites currently on the Superfund National Priorities List or state superfund lists, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

A liability of $142 million has been accrued for future costs at all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 25% higher. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRP), and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and/or the speculative nature of remediation costs.

Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $28 million in 1995 and $43 million in 1994. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $11 million and $14 million in 1995 and 1994, respectively, for control and prevention, a portion of which has been capitalized. In 1996, the Corporation anticipates spending $31 million for remediation and $10 million for control and prevention. The majority of the December 31, 1995 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations. Future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Corporation.

LABOR NEGOTIATIONS - About 90% of the Railroad's 35,000 employees are represented by one of twelve national rail unions. In 1995, negotiations began on a new labor agreement for all craft lines. In January 1996, a tentative agreement was reached with the United Transportation Union (UTU), which represents approximately 25% of the Railroad's unionized employees. The five-year package, which is currently undergoing ratification, includes a combination of general wage increases and lump-sum payments ranging from 3% to 3.5% annually, as well as work rule flexibility. Negotiations with other craft lines will continue in 1996. Should negotiations reach an impasse, it is anticipated that the President will appoint a Presidential Emergency Board to examine the dispute and make recommendations for settlement.

(Graph of Union Pacific Resources Total Reserves)

Bcfe
                         1991      1992      1993      1994*    1995
                        -----     -----     -----     -----    -----
Total Reserves          2,624     2,649     2,673     3,054    3,277


* Includes first quarter AMAX acquisition

Overnite had several challenges from organized labor in 1995. During 1995, over 50 of Overnite's 175 service centers have been petitioned to hold union elections, 13 of which voted for union representation. Despite the Teamsters' Union efforts, less than 9% of Overnite's workforce has voted for union representation. Overnite has begun negotiations with the Teamsters at several of the unionized service centers. Overnite is unable at this time to estimate the impact these negotiations will have on its future operating costs or profitability. Overnite expects unionization efforts to continue in 1996.

INFLATION - The cumulative effect of long periods of inflation has significantly increased asset replacement costs for capital-intensive companies such as the Railroad and Overnite. As a result, depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

FINANCIAL INSTRUMENTS - The Corporation uses derivative financial instruments in limited instances for other than trading purposes to manage risk as it relates to fuel prices and interest rates. Where the Corporation has fixed interest rates or fuel prices by using swaps, futures or forward contracts, the Corporation has mitigated the downside risk of adverse price and rate movements; however, it has also limited future gains from favorable movements.

INTEREST RATES: The Corporation manages its overall risk to fluctuations in interest rates by managing the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of each as debt matures or incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest cost and the interest rate mix within its debt portfolio by issuing callable fixed rate debt securities.

FUEL: Over the past three years, fuel costs approximated 9% of the Corporation's total operating costs. As a result of the significance of the fuel costs and the historical volatility of fuel prices, the Corporation periodically uses swaps, futures and forward contracts to mitigate the risk of fuel price volatility. The intent of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes.

SENSITIVITY ANALYSIS: UPC had a limited number of interest rate and fuel swaps in place at year-end 1995 (see Note 5 to the Financial Statements). The related change in value of the swaps outstanding from a 5% change in market interest rates or a $0.25 change in fuel prices will not have a significant impact on the Corporation's fuel expense, interest expense or net income.

PENDING ACCOUNTING PRONOUNCEMENTS - The Financial Accounting Standards Board
(FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes methods for determining when an impairment of long-lived assets has occurred and for measuring the impairment of long-lived assets. Implementation of Statement No. 121 is not expected to have a material adverse effect on UPC's operating results or financial condition.

The FASB also issued Statement No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, employers to adopt a fair value method of accounting for employee stock-based compensation, and which requires increased stock-based compensation disclosures if expense recognition is not adopted. The Corporation does not intend to elect expense recognition for stock options and therefore implementation of this Statement will have no effect on UPC's operating results or financial condition.

(Graph of Union Pacific Corporation Book Value)

Per share
                             1991      1992      1993      1994     1995
                            -----     -----     -----     -----    -----
Book Value                 $20.52    $22.75    $23.81    $24.92   $30.93


(Graph of Union Pacific Corporation Dividend History)

Per share
                             1991      1992      1993      1994     1995
                            -----     -----     -----     -----    -----
Dividend History           $ 1.31    $ 1.42    $ 1.54    $ 1.66   $ 1.72


A LOOK FORWARD

GENERAL ECONOMIC FACTORS - The Corporation's future results can be affected by changes in the economic environment and by fluctuations in fuel prices. Several of the commodities transported by both Overnite and the Railroad come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's operating results. In addition, operating results at the Railroad and Overnite can be affected adversely by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation, or mitigated by hedging activity. For risk factors related to UPC's discontinued natural resources business see Note 14 to the Financial Statements.

1996 CAPITAL SPENDING - The Corporation's 1996 capital expenditures, debt service requirements and the remaining cash purchase of the anticipated Southern Pacific acquisition will be funded primarily through cash generated from operations, note repayments from Resources required at spin-off and additional debt financings. The Corporation expects that such sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future.

The Corporation expects to maintain its current level of capital spending in 1996 and beyond. Railroad-related capital expenditures will be used to continue capacity expansion on its main lines, upgrade and augment equipment to meet customer needs and develop and implement new technologies. In addition, the Corporation anticipates spending approximately $1.2 billion over a five-year period to upgrade lines, equipment and facilities once the Southern Pacific acquisition has been approved and completed. A portion of these expenditures is anticipated to be funded from the sale or lease of various operating and nonoperating properties of Southern Pacific. Overnite will continue to maintain its truck fleet and upgrade technology, while UPC may also continue to expand its core businesses through strategic acquisitions.

1996 BUSINESS OUTLOOK - Rail volumes are anticipated to improve across all commodity categories in 1996, as a result of base business growth, a full year of CNW operations and CNW consolidation efficiencies. Base volume growth will be led by continued expansion of coal business (reflecting strong demand for low-sulfur coal), development of the Railroad's intermodal business, and higher auto and auto part shipments in and out of Mexico. Significant growth is also anticipated in corn and wheat volumes (reflecting strong export demand) and chemicals--the result of new plastics business. Average commodity revenue per car is also expected to improve in 1996, reflecting the effects of longer average hauls, favorable product mix changes and price improvements.

The Railroad anticipates the completion of the Southern Pacific acquisition in the latter part of 1996. The overall impact of the Southern Pacific acquisition on the Railroad's 1996 results is anticipated to be minimal; however, the acquisition is anticipated to yield annual benefits of approximately $660 million ($612 million in operating income benefits and $48 million in capital avoidance) once the Southern Pacific's operations have been fully integrated with the Railroad's existing operations over a five-year period (90% over a three-year period) following the acquisition.

At Overnite, the unfavorable operating environment will likely continue well into 1996. Overnite is tailoring its organization to meet its changing business environment by striving to regain lost shorter-haul business, balancing traffic lanes better and implementing programs to improve operational and administrative efficiencies. These efforts are expected to partially mitigate the effects of the adverse operating environment.

INDEPENDENT AUDITORS' REPORT

(Logo-Deloitte & Touche LLP)

Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statements of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1995 and 1994, and the related statements of consolidated income, changes in common stockholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, in January 1993, the Corporation changed its method of accounting for postretirement benefits other than pensions, income taxes and transportation revenue and expense recognition.


/s/ DELOITTE & TOUCHE LLP
New York, New York
January 18, 1996

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

The Audit Committee of the Board of Directors, composed entirely of outside directors, as identified on page 55, meets regularly with financial management, the corporate auditors and the independent auditors to review the work of each. The independent auditors and corporate auditors have free access to the Audit Committee, without management representatives present, to discuss the results of their audits and their comments on the adequacy of internal controls and the quality of financial reporting.


/s/ DREW LEWIS
Chairman and Chief Executive Officer

/s/ L. WHITE MATTHEWS, III
Executive Vice President-Finance

/s/ MORRIS B. SMITH
Vice President and Controller

                                              BUSINESS SEGMENTS
---------------------------------------------------------------------------------------------------------

                              Union Pacific Corporation and Subsidiary Companies

---------------------------------------------------------------------------------------------------------
                                       Millions of Dollars                       1995      1994      1993
---------------------------------------------------------------------------------------------------------
Operating Revenues                     Railroad                               $ 6,326   $ 5,318   $ 4,987
                                       Trucking                                   976     1,037       939
                                       Corporate services
                                       and other operations                       184       137        76
---------------------------------------------------------------------------------------------------------
                                       Total                                  $ 7,486   $ 6,492   $ 6,002
---------------------------------------------------------------------------------------------------------
Operating Income (Loss)                Railroad                               $ 1,384   $ 1,173   $ 1,042
                                       Trucking                                   (49)       67        69
                                       Corporate services
                                       and other operations                         6         4         1
---------------------------------------------------------------------------------------------------------
                                       Total                                  $ 1,341   $ 1,244   $ 1,112
---------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing          Railroad                               $   867   $   754   $   612
  Operations                           Trucking                                   (30)       41        41
                                       Corporate services
                                       and other operations                      (218)     (227)     (241)
---------------------------------------------------------------------------------------------------------
                                       Total                                  $   619   $   568   $   412
---------------------------------------------------------------------------------------------------------
Cash from Continuing                   Railroad                               $ 1,486   $ 1,061   $ 1,074
  Operations                           Trucking                                    37       116        44
                                       Corporate services
                                       and other operations                       (69)      (98)     (143)
---------------------------------------------------------------------------------------------------------
                                       Total                                  $ 1,454   $ 1,079   $   975
---------------------------------------------------------------------------------------------------------
Assets                                 Railroad                               $15,694   $10,455   $10,014
(at Year-End)                          Trucking                                 1,270     1,420     1,393
                                       Corporate services
                                       and other operations                     2,482     2,668     2,390
---------------------------------------------------------------------------------------------------------
                                       Total                                  $19,446   $14,543   $13,797
---------------------------------------------------------------------------------------------------------
Depreciation and                       Railroad                               $   568   $   468   $   443
Amortization                           Trucking                                    64        63        58
                                       Corporate services
                                       and other operations                        10        10         7
---------------------------------------------------------------------------------------------------------
                                       Total                                  $   642   $   541   $   508
---------------------------------------------------------------------------------------------------------
Capital                                Railroad                               $   970   $   769   $   805
Investments                            Trucking                                    49        93        80
                                       Corporate services
                                       and other operations                        39        14        14
---------------------------------------------------------------------------------------------------------
                                       Total                                  $ 1,058   $   876   $   899
---------------------------------------------------------------------------------------------------------

This information should be read in conjunction with the accompanying accounting policies and notes to the financial statements.

                       STATEMENT OF CONSOLIDATED INCOME

 ------------------------------------------------------------------------------------------
               Union Pacific Corporation and Subsidiary Companies


               Millions of Dollars, Except Per Share
               Amounts                                       1995       1994      1993
-------------------------------------------------------------------------------------------
Operating      Railroad, trucking
Revenues          and other (Note 4)                        $7,486     $6,492    $6,002
                                                            -------------------------------
Operating      Salaries, wages and employee benefits         2,826      2,460     2,377
Expenses       Equipment and other rents                       769        622       553
               Depreciation and amortization (Note 3)          642        541       508
               Fuel and utilities (Note 5)                     574        480       485
               Materials and supplies                          377        344       329
               Other costs                                     957        801       638
                                                            ------------------------------
               Total                                         6,145      5,248     4,890
                                                            ------------------------------
Income         Operating Income                              1,341      1,244     1,112
               Other Income - Net (Note 13)                    141        100        79
               Interest Expense (Notes 5 and 8)               (450)      (347)     (362)
               Corporate Expenses                              (99)       (99)      (99)
                                                            ------------------------------
               Income before Income Taxes                      933        898       730
               Income Taxes (Notes 4 and 7)                   (314)      (330)     (318)
                                                            ------------------------------
               Income from Continuing Operations               619        568       412

               Discontinued Operations(Note 2):
               Provision for disposal of USPCI,
                 Inc.- net of tax benefits of $196
                 million                                        --       (404)       --
               Income from operations of discontinued
                 businesses - net of income taxes of
                 $100 million, $127 million and $132
                 million in 1995, 1994 and 1993,
                 respectively                                  327        382       234
                                                            ------------------------------
               Income (Loss) from Discontinued Operations      327        (22)      234
                                                            ------------------------------
               Income before Cumulative Effect
                of Changes in Accounting Principles            946        546       646


               Cumulative Effect to January 1, 1993
                of Changes in Accounting Principles
                (Note 4)                                        --        --      (116)
                                                            ------------------------------
               Net Income                                   $  946    $  546    $  530

------------------------------------------------------------------------------------------
Per Share      Income from Continuing Operations            $ 3.01    $ 2.76    $ 2.00

               Income (Loss) from Discontinued Operations     1.59     (0.10)     1.14
               Cumulative Effect to January 1, 1993
                  of Changes in Accounting Principles           --        --     (0.56)

               Net Income                                     4.60      2.66      2.58
               Dividends                                      1.72      1.66      1.54
------------------------------------------------------------------------------------------

             The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                            STATEMENT OF CONSOLIDATED FINANCIAL POSITION

------------------------------------------------------------------------------------------
                    Union Pacific Corporation and Subsidiary Companies


                    Millions of Dollars                                1995         1994
----------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------
Current Assets      Cash and temporary investments                  $   230      $   115
                    Accounts receivable (Note 5)                        349          396
                    Inventories                                         238          257
                    Notes receivable (Note 2)                           653          228
                    Income taxes receivable (Note 2)                     --          241
                    Deferred income taxes (Note 7)                      119           --
                    Other current assets                                 90          112
                                                                    --------------------------
                    Total                                             1,679        1,349
                                                                    --------------------------
Investments         Investments in and advances to
                       affiliated companies (Note 3)                  1,260          487
                    Other investments                                   187          170
                                                                    --------------------------
                    Total                                             1,447          657
                                                                    --------------------------
Properties          Cost (Notes 3 and 6)                             18,748       13,920
                    Accumulated depreciation                         (4,643)      (4,249)
                                                                    --------------------------
                    Net                                              14,105        9,671
                                                                    --------------------------
Other               Excess Acquisition Costs - Net
                      (Notes 3 and 7)                                   730          870
                    Net Assets of Discontinued Operations
                      (Note 2)                                        1,312        1,789
                    Other Assets                                        173          207
                                                                    --------------------------
                    Total Assets                                    $19,446      $14,543
----------------------------------------------------------------------------------------------


Liabilities and
Stockholders' Equity

----------------------------------------------------------------------------------------------
Current              Accounts payable                               $   145      $   132
Liabilities          Accrued wages and vacation                         284          217
                     Income and other taxes                             178          134
                     Dividends and interest                             203          191
                     Accrued casualty costs                             192          163
                     Debt due within one year                           132          427
                     Other current liabilities                          765          736
                                                                    --------------------------
                     Total                                            1,899        2,000
                                                                    --------------------------
Other Liabilities    Debt Due after One Year (Notes
and Stockholders'      8 and 9)                                       6,232        4,052
Equity               Deferred Income Taxes (Note 7)                   3,498        2,398
                     Retiree Benefits Obligation(Note 10)               588          535
                     Other Long-Term Liabilities (Note 12)              649          427
                     Minority Interest in Consolidated
                       Subsidiary (Note 2)                              216           --
                     Common Stockholders' Equity (page 37)            6,364        5,131

                                                                    --------------------------
                     Total Liabilities and Stockholders' Equity     $19,446      $14,543

----------------------------------------------------------------------------------------------

       The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                           STATEMENT OF CONSOLIDATED CASH FLOWS

------------------------------------------------------------------------------------------
                Union Pacific Corporation and Subsidiary Companies

                Millions of Dollars                          1995       1994       1993
------------------------------------------------------------------------------------------
Cash from       Net income                                $   946    $   546     $  530
Continuing      Non-cash charges to income:
Operations        Depreciation and amortization               642        541        508
                  Deferred income taxes (Note 7)              151        175        278
                  Cumulative effect of changes
                    in accounting principles (Note 4)          --         --        116
                  Other - net                                 358       (260)      (231)
                (Income) loss from discontinued
                    operations (Note 2)                      (327)        22       (234)
                Changes in current assets and
                    liabilities                              (316)        55          8
                                                          --------------------------------
                Cash from Continuing Operations             1,454      1,079        975
                                                          --------------------------------
Investing       Capital investments                        (1,058)      (876)      (899)
Activities      Cash provided (used) by discontinued
                  operations (Notes 2 and 14)                 467       (295)       (50)
                Investments and acquisitions (Note 3)      (2,146)        --        (65)
                Proceeds from sale of assets and
                other investing activities                    168         28         47
                                                          --------------------------------
                Cash Used in Investing Activities          (2,569)    (1,143)      (967)
                                                          --------------------------------


Equity and      Dividends paid                               (353)      (334)      (309)
Financing       Debt repaid (Note 8)                       (1,531)      (319)      (753)
Activities      Financings (Note 3)                         2,275        731        926
                Proceeds from Resources' stock
                 offering (Note 2)                            844         --         --
                Other-net                                      (5)        (1)       (10)
                                                          --------------------------------
                Cash Provided by (Used in)
                  Equity and Financing Activities           1,230         77       (146)
                                                          --------------------------------
                Net Change in Cash and Temporary
                  Investments                             $   115    $    13     $ (138)
------------------------------------------------------------------------------------------
Changes in      Accounts receivable                       $    47    $   (19)    $  (80)
Current         Inventories                                    19        (29)        (3)
Assets          Other current assets                         (281)      (307)         8
and             Accounts, wages and vacation payable           80        (21)        42
Liabilities     Debt due within one year                     (295)       345        (12)
                Other current liabilities                     114         86         53
                                                          --------------------------------
                Total                                     $  (316)   $    55     $    8
------------------------------------------------------------------------------------------

               The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                         STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

------------------------------------------------------------------------------------------
                 Union Pacific Corporation and Subsidiary Companies

                 Millions of Dollars                          1995      1994       1993
------------------------------------------------------------------------------------------
Common       Common Stock, $2.50 par value
Stock        (authorized 500,000,000 shares)

             Balance at beginning of year
               (231,837,976 issued shares in 1995;
               230,788,175 in 1994; 229,774,547
               in 1993)                                    $   580   $   577     $  574
             Conversions,exercises of stock
               options and other (479,034
               shares in 1995; 1,049,801 in 1994;
               1,013,628 in 1993)                                1         3          3
                                                   ---------------------------------------
             Balance at end of year (232,317,010
               issued shares in 1995; 231,837,976
               in 1994; 230,788,175 in 1993)                   581       580        577
                                                   ---------------------------------------
Paid-in      Balance at beginning of year                    1,428     1,383      1,339
Surplus      Issuance of Resources' No Par                     638        --         --
               Common Stock (Note 2)
             Conversions, exercises of stock
               options and other                                45        45         44
                                                   ---------------------------------------
             Balance at end of year                          2,111     1,428      1,383
                                                   ---------------------------------------
Retained     Balance at beginning of year                    4,734     4,529      4,338
Earnings     Net income                                        946       546        530
                                                   ---------------------------------------


             Total                                           5,680     5,075      4,868

             Cash dividends declared                          (353)     (341)      (315)
             Exchangeable note conversion (Note 8)              --        --        (24)
                                                   ---------------------------------------
             Balance at end of year (Note 8)                 5,327     4,734      4,529
                                                   ---------------------------------------
Treasury     Balance at end of year, at cost
Stock          (26,737,806 shares in 1995;
               25,900,775 in 1994; 25,626,946
               in 1993)                                     (1,655)   (1,611)    (1,604)
                                                   ---------------------------------------
             Total Common Stockholders' Equity
               (Note 11)                                   $ 6,364   $ 5,131    $ 4,885
------------------------------------------------------------------------------------------

     The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation or Union Pacific) and all subsidiaries. Investments in affiliated companies (20 percent to 50 percent owned) are accounted for on the equity method. All material intercompany transactions are eliminated.

CASH AND TEMPORARY INVESTMENTS

Temporary investments are stated at cost that approximates fair market value, and consist of investments with original maturities of three months or less.

INVENTORIES

Inventories consist of materials and supplies carried at the lower of cost or market.

PROPERTY AND DEPRECIATION

Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property.

The cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation. A gain or loss is recognized in other income for all other property upon disposition.

INTANGIBLE ASSETS

Amortization of costs in excess of net assets of acquired businesses is generally recorded over forty years on a straight-line basis. The Corporation regularly assesses the recoverability of investments in its subsidiaries through a review of cash flows and fair values of those businesses (see Note 4).

REVENUE RECOGNITION

Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred (see Note 4).

HEDGING TRANSACTIONS

The Corporation periodically hedges fuel purchases and interest rates. Unrealized gains and losses from forwards and futures fuel contracts are deferred and recognized as the fuel is consumed. The differential to be paid or received on interest rate swaps is accrued as interest rates change and recognized in interest expense over the life of the agreements (see Note 5).


EARNINGS PER SHARE
Earnings per share are based on the weighted average number of common shares outstanding during the periods, plus shares issuable upon exercise of outstanding stock options (see Note 11).

MINORITY INTEREST
Minority interest represents the minority stockholders' proportionate share of the equity of Union Pacific Resources Group Inc. (Resources). At December 31, 1995, the Corporation owned approximately 83 percent of Resources' common stock (see Note 2).

USE OF ESTIMATES
The consolidated financial statements of the Corporation include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

CHANGE IN PRESENTATION
1994 and 1993 amounts have been restated to conform to the 1995 financial statement presentation. All periods presented reflect Resources and USPCI, Inc. (USPCI) as discontinued operations (see Note 2).


1.  NATURE OF OPERATIONS
Union Pacific consists of two major business segments operating principally in the United States and engaged in rail transportation and trucking.

RAILROAD - The Corporation's largest segment is Union Pacific Railroad Company, including the Missouri Pacific Railroad Company, and as of May 1, 1995, the Chicago and North Western Transportation Company (CNW) (collectively the Railroad)(See Note 3). The Railroad is the second largest rail system in the United States in terms of track miles, with 22,800 route miles linking Pacific Coast and Gulf Coast ports to the Midwest. The Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports, and across the Mexican and (primarily through interline connections) Canadian borders. The Railroad is subject to price and service competition from other railroads, motor carriers and barge operators.

Approximately 90 percent of the Railroad's 35,000 employees are represented by one of twelve national labor unions. In 1995, negotiations began on new labor agreements for all crafts. In January 1996, a tentative agreement was reached with the United Transportation Union which represents approximately 25 percent of the Railroad's unionized employees. The five-year package, which is currently undergoing ratification, includes a combination of general wage increases and lump-sum payments ranging from 3.0 to 3.5 percent per year, as well as increased work rule flexibility. Negotiations with other crafts will continue in 1996. Should negotiations reach an impasse, it is anticipated that the President will appoint a Presidential Emergency Board to examine the dispute and make recommendations for settlement.

In August 1995, the Corporation announced its intention to acquire Southern Pacific Rail Corporation (Southern Pacific) and, in September 1995, completed a cash tender offer for 25 percent of Southern Pacific's outstanding common shares (see Note 3). Should the Corporation be required or choose to dispose of its initial investment in Southern Pacific, a significant loss could be incurred.

TRUCKING - The Corporation's other major line of business is truck transportation. Overnite Transportation Company (Overnite), a major interstate trucking company specializing in less-than-truckload (LTL) shipments, serves all 50 states and portions of Canada and Mexico through 175 service centers located throughout the United States. Overnite transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products. Overnite experiences intense service and price competition from both regional and national motor carriers.

A significant factor influencing Overnite's long-term value is its ability to maintain a non-unionized workforce. As the nation's largest non-union trucking company, Overnite is periodically targeted by major labor organization efforts and is currently the subject of an organizational campaign instituted by the International Brotherhood of Teamsters (Teamsters) at many of its service centers. During 1995, Overnite employees voted for union representation at 13 service centers, requiring Overnite to bargain in good faith with union officials regarding future pay rates, benefits and work rules for employees at several of those locations. Despite the Teamsters' efforts, less than 9 percent of Overnite's 14,000 employees have voted for union representation.

Overnite's operating environment was extremely difficult during 1995. The major factors impacting Overnite's operations were soft volumes caused by aggressive marketing and price competition by both LTL and truckload carriers, incremental expenses associated with the Teamsters' labor organization efforts and ongoing operational inefficiencies associated with declining volumes. These unfavorable operating trends will likely continue well into 1996, as Overnite works toward tailoring its organization to meet its changing business environment and intense competition from regional and national carriers.

CONSOLIDATED - The Corporation's future results can be affected by changes in the economic environment and by fluctuations in fuel prices. Several of the commodities transported by both Overnite and the Railroad come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's ongoing results. In addition, operating results at the Railroad and Overnite can be affected adversely by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation, or mitigated by hedging activity. See Note 14 for risk factors related to the Corporation's discontinued natural resources business.

Business Segments on page 33 provides additional financial information related to the Corporation's operations.

2. DIVESTITURES

RESOURCES - In July 1995, the Corporation's Board of Directors approved a formal plan to exit its natural resources business. The plan includes an initial public offering (IPO) by Resources of up to 17.25 percent of its outstanding common stock. Following the IPO and subject to the receipt of a favorable ruling from the Internal Revenue Service (IRS) expected in 1996 and the completion or termination of the acquisition of Southern Pacific (see Note 3), the Corporation intends to distribute the remaining outstanding common stock of Resources on a tax-free basis pro rata to Union Pacific's stockholders.

The IPO of 42.5 million shares was completed in October 1995, with Resources' common stock priced at $21 per share. Resources generated net proceeds of $844 million through the sale of 17.1 percent of its outstanding common stock to the public. As a result of the IPO, Resources owns and operates all of Union Pacific's natural resources business historically owned and operated by Union Pacific Resources Company or other affiliates. In connection with the IPO, Resources declared a $1,562 million dividend to the Corporation. This dividend consisted of $912 million in cash and $650 million in notes bearing interest at
8.5 percent per annum and payable within 90 days of the distribution of the Corporation's remaining investment in Resources to Union Pacific's stockholders. Resources also declared a dividend to the Corporation of its $59 million intercompany balance with the Corporation. Union Pacific used the cash proceeds from the Resources' dividend for the repayment of outstanding commercial paper balances. See Note 14 for a description of Resources' operations and additional financial information.

SALE OF USPCI - In September 1994, Union Pacific's Board of Directors approved a formal plan to dispose of its waste management business, USPCI. As a result, the Corporation recorded a $404 million after-tax loss from the disposal of USPCI and to provide for estimated closing costs and certain retained liabilities. In addition, USPCI's 1994 and 1993 operating losses of $8 million and $10 million, respectively, were recorded in discontinued operations.

At year-end 1994, the Corporation completed the sale of USPCI for $225 million in notes that were subsequently collected in January 1995. Sales proceeds and cash tax benefits from the sale of USPCI were used for general corporate purposes, including the reduction of outstanding debt.

Operating revenues of USPCI were $342 million in 1994 and $236 million in 1993, while capital expenditures for such years were $66 million and $114 million, respectively.

3.  ACQUISITIONS

SOUTHERN PACIFIC - In August 1995, Union Pacific and Southern Pacific entered into a definitive merger agreement (the Agreement) providing for the acquisition of Southern Pacific by Union Pacific. Under the terms of the Agreement, Union Pacific completed a first-step cash tender offer in September 1995, pursuant to which approximately 39 million or 25 percent of the outstanding common shares of Southern Pacific were acquired at a price of $25 per share. The cash tender offer was funded by $976 million in borrowings under Union Pacific's existing credit facilities. The common shares purchased in the first-step cash tender offer were deposited in an independent voting trust in accordance with a voting trust agreement with Southwest Bank of St. Louis pending a decision of the Surface Transportation Board (STB) of the Department of Transportation--the successor to the Interstate Commerce Commission--on the Southern Pacific acquisition. The Corporation filed an application for control of Southern Pacific with the STB in November 1995. The STB has adopted an expedited schedule pursuant to which it anticipates rendering a final decision within 255 days of the filing of the original application. Should the acquisition not be approved by the STB, or should the STB impose onerous approval conditions, the acquisition could be terminated and Union Pacific could incur a significant loss on the disposition of its investment in Southern Pacific. However, the Corporation believes that its application for control of Southern Pacific will be approved without onerous conditions.

Following approval of the Southern Pacific acquisition by the STB, Union Pacific will complete the acquisition by exchanging the remaining Southern Pacific common shares, at the holder's election and subject to proration, for $25 in cash or 0.4065 shares of the Corporation's common stock. As a result, 60 percent of the Southern Pacific shares outstanding immediately prior to the merger will be converted into shares of Union Pacific common stock, with the remaining 40 percent of the outstanding shares, including the shares acquired in the first-step cash tender offer, being acquired for cash.

The business combination with Southern Pacific will be accounted for as a purchase. During 1995 and until the merger's consummation, the Corporation will account for its investment in Southern Pacific using the equity method.
Although the purchase price allocation will not be finalized until the STB renders its decision, initial estimates indicate that the fair value of tangible assets acquired will exceed the purchase price.

CNW - In March 1995, Union Pacific executed a definitive merger agreement to acquire the remaining 71.6 percent of CNW's outstanding common stock not previously owned by the Corporation for approximately $1.2 billion. Prior to the acquisition, CNW was the nation's eighth largest railroad. For the year ended December 31, 1994, CNW had operating revenues of $1.13 billion, net income of $84 million and assets of $2.22 billion. The Corporation funded the CNW tender offer through the issuance of additional debt. The acquisition of CNW has been accounted for as a purchase and CNW's financial results were consolidated into the Corporation effective May 1, 1995.

As part of the purchase price allocation, the Corporation recorded $190 million of pre-tax reserves, principally relating to the elimination or relocation of redundant functions and facilities created by the combination of the Union Pacific and CNW rail systems. The reserves included $110 million for costs to reduce CNW's workforce by approximately 900 employees; $34 million for the relocation of approximately 1,000 CNW employees; and $22 million for labor protection relating to legislated, as well as contractual, obligations to CNW union employees. Management employee severance and relocations were substantially completed prior to December 31, 1995. Union workforce reductions must be negotiated under existing labor agreements and are anticipated to be completed in 1996. Acquisition reserves also included $24 million for the settlement or buyout of CNW lease obligations relating to redundant facilities or equipment. Through year-end 1995, $92 million was charged to the reserves, principally comprising costs to reduce CNW's workforce by approximately 700 employees (including $14 million related to certain former executives of CNW) and relocate other CNW employees throughout the Union Pacific rail system.

SKYWAY FREIGHT SYSTEMS, INC. (SKYWAY) - In May 1993, the Corporation acquired all of the outstanding common stock of Skyway for $65 million and the conversion of its initial $7 million preferred stock investment. Skyway specializes in providing customized logistics and transportation support for time-definite and specialized freight markets.

4.  ACCOUNTING CHANGES

The Corporation adopted the following accounting changes in January 1993:

---------------------------------------------------------------------------
In Millions, Except                   Income       Revenue
Per Share Amounts            OPEB      Taxes     Recognition     Total
----------------------------------------------------------------------
Railroad                    $ (171)    $ 121       $  (22)     $  (72)
Trucking                       (47)      (25)          (7)        (79)
Corporate services
  and other operations          (9)       44           --          35
                            ------------------------------------------
Continuing operations       $ (227)    $ 140       $  (29)     $ (116)
                            ------------------------------------------

Per share                   $(1.10)    $0.68       $(0.14)     $(0.56)
----------------------------------------------------------------------

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes methods for determining when an impairment of long-lived assets has occurred and for measuring the impairment of long-lived assets. Initial adoption of Statement 121 is not expected to have an effect on Union Pacific's operating results or financial condition.

The FASB also issued Statement No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, employers to adopt a fair value method of accounting for employee stock-based compensation, and which requires increased stock-based compensation disclosures if expense recognition is not adopted. The Corporation does not intend to elect expense recognition for stock options and therefore implementation of this Statement will have no effect on Union Pacific's operating results or financial condition.

5.  FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Corporation uses derivative financial instruments in limited instances for other than trading purposes to manage risk as it relates to fuel prices and interest rates. Where the Corporation has fixed interest rates or fuel prices through the use of swaps, futures or forward contracts, the Corporation has mitigated the downside risk of adverse price and rate movements; however, it has also limited future gains from favorable movements.

The Corporation addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring minimum credit standards for counterparties and periodic settlements. The largest credit risk associated with any of the Corporation's counterparties was $14 million at December 31, 1995. The Corporation has not been required to provide, nor has it received any significant amount of collateral relating to its hedging activity.

The fair market value of the Corporation's derivative financial instrument positions at December 31, 1995 and 1994 was determined based upon current fair market values as quoted by recognized dealers or developed based upon the present value of future cash flows discounted at the applicable zero coupon U.S. treasury rate and swap spread.

INTEREST RATES - The Corporation controls its overall risk to fluctuations in interest rates by managing the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of such debt as debt maturities occur or as incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest cost and the interest rate mix within its debt portfolio by issuing callable fixed rate debt securities.

At December 31, 1995, the Corporation had outstanding interest rate swaps on $219 million of notional principal amount of debt (3 percent of the total debt portfolio) with gross fair market value asset and liability positions of $13 million, respectively, and a net position of zero. At December 31, 1994, the Corporation had outstanding interest rate swaps on $230 million of notional principal amount of debt (5 percent of the total debt portfolio) with a gross fair market value asset position of $0.5 million and a gross fair market value liability position of $13 million. These contracts mature over the next ten years. Interest rate hedging activity increased interest expense by $7 million in 1995 and 1994, and $8 million in 1993, raising the weighted average borrowing rate by no more than 20 basis points in any year presented.

FUEL - Over the past three years, fuel costs approximated 9 percent of the Corporation's total operating expenses. As a result of the significance of the fuel costs and the historical volatility of fuel prices, the Corporation periodically uses swaps, futures and forward contracts to mitigate the risk of
fuel price volatility.   The intent of this program is to protect the
Corporation's operating margins and overall profitability from adverse fuel price changes.

At December 31, 1995, the Corporation had hedged 7 percent of the Railroad's forecasted 1996 fuel consumption at $0.46 per gallon, while Overnite had not hedged any of its 1996 fuel requirements. At year-end 1995, the Corporation had outstanding swap agreements covering fuel purchases of $30 million with a gross and net asset position of $2 million. At December 31, 1994, the Corporation had outstanding swaps covering fuel purchases of $8 million with a gross and net fair market value asset position of $0.3 million. Fuel hedging had no significant effect on 1995 fuel costs and lowered 1994 fuel costs by $10 million. The Corporation did not hedge fuel purchases in 1993.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair market value of the Corporation's long and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1995, the fair value of total debt exceeded the carrying value by approximately 3 percent. Of the Corporation's total debt portfolio, approximately $1.6 billion of fixed rate debt securities contain call provisions that allow the Corporation to retire the debt instruments prior to final maturity.

The carrying value of all other financial instruments approximates fair market value.

OFF-BALANCE-SHEET CREDIT RISK

The Corporation has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable. Collection risk on the pool of receivables is minimal. At December 31, 1995 and 1994, respectively, accounts receivable are presented net of the $400 million and $300 million of receivables sold.


6.    PROPERTIES
Major property accounts are as follows:


--------------------------------------------------------------------------------
Millions of Dollars                                     1995             1994
--------------------------------------------------------------------------------
Railroad:
  Road and other                                     $12,888          $ 8,428
  Equipment                                            5,004            4,658
                                                     ---------------------------
Total Railroad                                        17,892           13,086
Trucking                                                 744              704
Other                                                    112              130
                                                     ---------------------------
Total                                                $18,748          $13,920
--------------------------------------------------------------------------------
Accumulated depreciation accounts are as follows:
--------------------------------------------------------------------------------
Millions of Dollars                                     1995             1994
--------------------------------------------------------------------------------
Railroad:
 Road and other                                       $2,331           $2,131
 Equipment                                             2,035            1,881
                                                      --------------------------

Total Railroad                                         4,366            4,012
Trucking                                                 237              200
Other                                                     40               37
                                                      --------------------------
Total                                                 $4,643           $4,249
--------------------------------------------------------------------------------

7.  INCOME TAXES
Components of income tax expense, excluding discontinued operations, are as follows:

--------------------------------------------------------------------------------
Millions of Dollars                                 1995      1994      1993
--------------------------------------------------------------------------------
Current:
  Federal                                          $ 166      $123      $ 32
  State                                               (3)       32         8
                                                  ------------------------------
  Total current                                      163       155        40

Deferred:
  Federal                                            130       178       265
  State                                               21        (3)       13
                                                  ------------------------------
  Total deferred                                     151       175       278
                                                  ------------------------------
Total                                              $ 314      $330      $318
--------------------------------------------------------------------------------

In August 1993, President Clinton signed the Omnibus Budget Reconciliation Act (the 1993 Tax Act) into law raising the Federal corporate income tax rate to 35 percent from 34 percent, retroactive to January 1, 1993. As a result, 1993 income tax expense increased by $63 million: $56 million for the one-time, non-cash recognition of deferred income taxes related to prior periods and $7 million of incremental current year Federal income tax expense.


Deferred tax liabilities (assets), excluding discontinued operations, are comprised of the following:

--------------------------------------------------------------------------------
Millions of Dollars                                     1995        1994
--------------------------------------------------------------------------------
Net current deferred tax
  (asset) liability                                   $ (119)     $   --
                                                  ------------------------------
Excess tax over book depreciation                      3,697       2,684
State taxes - net                                        338         212
Long-term liabilities                                   (204)       (111)
Retirement benefits                                     (226)       (206)
Alternative minimum tax                                 (111)       (100)
Other                                                      4         (81)
                                                  ------------------------------

Net long-term deferred tax liability                   3,498       2,398
                                                  ------------------------------
Net deferred tax liability                            $3,379      $2,398


In January 1995, the Corporation recorded the effects of a tax settlement with the IRS that permitted a portion of the excess acquisition costs (goodwill) associated with the Overnite acquisition to become tax deductible. This one-time tax benefit reduced goodwill and the deferred income tax liability by $123 million and decreased annual goodwill amortization by $3 million.

A reconciliation between statutory and effective tax rates of continuing operations is as follows:

--------------------------------------------------------------------------------
                                            1995          1994           1993
--------------------------------------------------------------------------------
Statutory tax rate                         35.0%         35.0%          35.0%
Cumulative effect of Federal
 rate increase                               --            --            7.5
State taxes - net                           1.2           2.1            1.9
Goodwill amortization                       0.9           1.2            1.8
Dividend exclusion                         (2.3)         (1.7)          (1.5)
Other                                      (1.1)          0.1           (1.1)
                                         ---------------------------------------
Effective tax rate                         33.7%         36.7%          43.6%
--------------------------------------------------------------------------------

All material IRS deficiencies prior to 1984 have been settled. The Corporation and the IRS have settled all issues and are in the process of concluding Tax Court cases for years through 1979. In addition, the Corporation has reached a partial settlement with IRS Appeals for 1980 through 1983; the remaining issues will be resolved as part of the refund claims filed for those years. Furthermore, the Corporation is negotiating with the Appeals Office concerning 1984 through 1986. The IRS is examining the Corporation's returns for 1987 through 1994. The Corporation believes it has adequately provided for Federal and state income taxes.

Net payments of income taxes, including payments made by the Corporation on behalf of Resources, were $91 million in 1995, $119 million in 1994 and $142 million in 1993.

8. DEBT

Total debt is summarized below:

--------------------------------------------------------------------------------
Millions of Dollars                                           1995     1994
--------------------------------------------------------------------------------
Notes and debentures, 4.75% to 10.66%
  due through 2054                                           $2,924   $2,491
Equipment obligations, 5.97% to 15.50%
  due through 2012                                              722      748
Commercial paper, average of 6.00%
  in 1995 and 6.12% in 1994                                   1,129      767
Mortgage bonds, 4.25% to 5.00%
  due through 2030                                              177      178
Tax-exempt financings, 4.01% to 4.25%


  due through 2026                                              168      168
Term floating rate debt, 5.80% to
  6.27%, due through 2002                                       250      100
Credit facility borrowings,
  6.05% due 1996                                                834       --
Resources cash management
  agreement, 8.50% due 1996                                      82       --
Capitalized leases                                              255      207
Unamortized discount                                           (177)    (180)
                                                         -----------------------
Total debt                                                    6,364    4,479
Less current portion                                           (132)    (427)
                                                         -----------------------
Total long-term debt                                         $6,232   $4,052
--------------------------------------------------------------------------------

Debt maturities for each year, 1996 through 2000, are $132 million, $171 million, $154 million, $435 million and $2.5 billion, respectively. Interest payments approximate gross interest expense.

Approximately 37 percent of all rail equipment and other railroad properties secures outstanding equipment obligations and mortgage bonds.

The Corporation has $3.7 billion of credit facilities with various banks designated for general corporate purposes. These facilities consist of revolving credit agreements of $1.2 billion that expire in 1996 and $2.5 billion that expire in 2000. At December 31, 1995, the Corporation had $834 million outstanding under these facilities related to the first-step cash tender offer for 25 percent of Southern Pacific's common shares (see Note 3). Commitment fees and interest rates payable under these facilities are similar to fees and rates available to comparably rated corporate borrowers.

To the extent the Corporation has long-term credit facilities available, commercial paper and credit facility borrowings of $1.96 billion, which are due within one year, have been classified as long-term debt maturing in the year 2000. This classification reflects the Corporation's intent to refinance these short-term borrowings on a long-term basis through the issuance of additional commercial paper and/or new long-term financings, or by using currently available long-term credit facilities if alternative financing is not available.

In October 1995, the Corporation entered into a cash management agreement with Resources. Under the terms of the agreement, Resources is required to remit to the Corporation all cash generated by its operations and may borrow up to a maximum of $200 million from the Corporation. At December 31, 1995, the Corporation owed Resources $82 million under this agreement.

The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $3.1 billion at December 31, 1995. On a pro forma basis, assuming the distribution of Resources occurred on December 31, 1995, the amount of retained earnings available for dividends under the most restrictive test would have been $2.3 billion.

In February 1993, the remaining $24 million of the 7.50% Exchangeable Guaranteed Notes due 2003, which were issued in conjunction with the acquisition of the Missouri-Kansas-Texas Railroad, were exchanged for approximately 774,000 shares of the Corporation's common stock. This common stock was held in treasury prior to the exchange.

9.  LEASES
The Corporation leases certain locomotives, freight cars, trailers and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1995 are as follows:

--------------------------------------------------------------------------------
                                                Operating              Capital
Millions of Dollars                             Leases                 Leases
--------------------------------------------------------------------------------
1996                                            $  274                 $ 47
1997                                               199                   44
1998                                               186                   45


1999                                               172                   41
2000                                               152                   40
Later years                                      1,070                  198
                                              ----------------------------------

Total minimum payments                          $2,053                  415
                                                ------

Amount representing interest                                           (160)
                                                                       -----
Present value of minimum lease
 payments                                                              $255
--------------------------------------------------------------------------------

Rent expense for operating leases with terms exceeding one month was $236 million in 1995, $101 million in 1994 and $95 million in 1993. Contingent rentals and sub-rentals are not significant.

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

Pension cost includes the following components:

--------------------------------------------------------------------------------
Millions of Dollars                              1995         1994        1993
--------------------------------------------------------------------------------
Service cost - benefits
  earned during the period                     $  28         $ 30       $  25
Interest on projected benefit obligation          80           73          73
Return on assets:
  Actual (gain) loss                            (181)           8        (109)
  Deferred gain (loss)                           111          (76)         47
Net amortization costs                             8           12          10
                                              ----------------------------------
Charge to operations                           $  46         $ 47       $  46
--------------------------------------------------------------------------------

The projected benefit obligation was determined using a discount rate of 7.25 percent in 1995 and 8.0 percent in 1994. The estimated rate of salary increase approximated 5.25 percent in 1995 and 6.0 percent in 1994. The expected long-term rate of return on plan assets was 8.0 percent in both years. The change in assumptions will not significantly affect 1996 pension cost. As of year-end 1995 and 1994, approximately 32 percent of the funded plans' assets were held in fixed-income and short-term securities, with the remainder in equity securities.


The funded status of the plans is as follows:

---------------------------------------------------------------------------------------------------
                                                                 Assets             Accumulated
                                                                 Exceed             Benefits
                                                            Accumulated             Exceed
Millions of Dollars                                            Benefits             Assets (a)
---------------------------------------------------------------------------------------------------
                                                            1995     1994           1995  1994
---------------------------------------------------------------------------------------------------
Plan assets at fair value                                 $1,024     $871           $--   $--
---------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested benefits                                             841      726            34    30
 Non-vested benefits                                          54       39             2     2
                                                         ------------------------------------------
Accumulated benefit obligation                               895      765            36    32
Additional benefits based on estimated future salaries       193      200            22    28
                                                         ------------------------------------------
Projected benefit obligation                               1,088      965            58    60
                                                         ------------------------------------------
Plan assets (over) under projected benefit obligation         64       94            58    60
Unamortized net transition asset (obligation)                  8        9           (18)  (24)
Unrecognized prior service cost                              (54)     (37)          (27)  (29)
Unrecognized net gain (loss)                                 163      109           (25)  (29)
Minimum liability                                             --       --            48    54
                                                         ------------------------------------------
Pension liability                                         $  181     $175           $36   $32
---------------------------------------------------------------------------------------------------

(a) Represents the Corporation's non-qualified unfunded supplemental plans.

OTHER POSTRETIREMENT BENEFITS

In January 1993, the Corporation adopted the provisions of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (see Note 4). The Corporation does not currently pre-fund health care and life insurance benefit costs.

Railroad agreement employees' health care and life insurance benefits are covered by a separate multiemployer plan and therefore are not subject to the provisions of this Statement.

Components of the postretirement health care and life insurance benefit expense are as follows:

---------------------------------------------------------------------------------------------------
Millions of Dollars                                             1995      1994        1993
---------------------------------------------------------------------------------------------------
Service cost - benefits
  earned during the period                                       $ 8       $ 8         $ 6
Interest costs on accumulated
  benefit obligation                                              20        18          17
Net amortization costs                                           (12)      (12)         --
                                                               ------------------------------------
Charge to operations                                             $16       $14         $23
---------------------------------------------------------------------------------------------------

The liability for postretirement benefit plans is as follows:

---------------------------------------------------------------------------------------------------
Millions of Dollars                                                          1995        1994
---------------------------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation:
 Retirees                                                                    $192        $170
 Fully eligible active employees                                               30          19
 Other active employees                                                        91          77
                                                                           ------------------------
Total accumulated postretirement
 benefit obligation                                                           313         266
Unrecognized prior service gain                                                50          62
Unrecognized net gain                                                          27          39
                                                                           ------------------------
Postretirement benefits liability                                            $390        $367
---------------------------------------------------------------------------------------------------

The accumulated postretirement benefit obligation was determined using a discount rate of 7.25 percent in 1995 and 8.0 percent in 1994. The health care cost trend rate is assumed to decrease gradually from 11.9 percent for 1996 to
5.0 percent for 2010 and all future years. If the assumed health care cost trend rate increases by one percentage point in each subsequent year, the aggregate of the service and interest cost components of annual postretirement benefit expense would increase by $3 million and the accumulated postretirement benefit obligation would rise by $33 million.

11.  STOCK OPTION PLANS, RETENTION STOCK PLANS AND OTHER CAPITAL STOCK

Pursuant to the Corporation's stock option, retention and restricted stock plans for directors, officers and key employees, 10,359,406, 9,747,370 and 14,469,250 common shares or options for common shares were available for grant at December 31, 1995, 1994 and 1993, respectively.

Options under the plans are granted at 100 percent of market value at the date of grant and are exercisable for a period of 10 years from the grant date.
While options become exercisable no earlier than one year after grant, in 1994, a multi-year grant was made covering normal annual grants for three years, becoming exercisable over a three-year period, provided designated target Union Pacific common stock prices are met, or becoming fully exercisable in any event after nine years. Granted shares in 1995 also include the effect of the conversion of CNW employee options into Union Pacific options. In addition, 1995 options expired and surrendered include the forfeiture of Union Pacific options by certain Resources' employees and certain Union Pacific executives in exchange for options of Resources' common stock.

Changes in common stock options outstanding are as follows:

--------------------------------------------------------------------------------
                                                  Shares        Price Range
                                               Under Option      Per Share
--------------------------------------------------------------------------------
Balance Dec. 31, 1992                           4,155,950     $20.04 to $54.13
Granted                                         1,352,850           63.75
Exercised                                        (792,890)     20.04 to  54.13
Expired/Surrendered                               (19,450)     28.32 to  54.13
                                                --------------------------------
Balance Dec. 31, 1993                           4,696,460      20.04 to  63.75
Granted                                         3,990,200           47.00
Exercised                                        (205,000)     20.04 to  54.13
Expired/Surrendered                               (31,550)     46.66 to  63.75
                                                -------------------------------
Balance Dec. 31, 1994                           8,450,110      23.07 to  63.75
Granted                                           681,793       8.95 to  67.94
Exercised                                        (495,235)      8.95 to  63.75
Expired/Surrendered                            (1,545,216)     24.88 to  63.75
                                                --------------------------------
Balance Dec. 31, 1995                           7,091,452       8.95 to  67.94
--------------------------------------------------------------------------------

Exercisable Dec. 31
--------------------------------------------------------------------------------
1993                                            3,343,610     $20.04 to $54.13
1994                                            4,459,910      23.07 to  63.75
1995                                            6,708,892       8.95 to  63.75
--------------------------------------------------------------------------------

The plans also provide for awarding restricted shares of common stock to eligible employees, generally subject to forfeiture if employment terminates during the prescribed restricted period. In addition, a multiyear award was made in 1994, covering a performance period through 1998, with vesting dependent upon the achievement of certain Union Pacific stock price targets. During 1995, 1994 and 1993, 249,860, 755,230 and 208,700 retention and restricted shares of common stock, respectively, were issued.

The Corporation has announced programs to repurchase up to $1.2 billion of its common stock. Since 1984, 166 million shares of common stock have been repurchased at a cost of $873 million.

12.  COMMITMENTS AND CONTINGENCIES

There are various lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1995, the Corporation had accrued $142 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 25 percent higher. The Corporation has also entered into commitments and provided guarantees for specific financial and contractual obligations of its subsidiaries and affiliates. The Corporation does not expect that the lawsuits, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial position or its results of operations.

13.  OTHER INCOME - NET
Other Income - Net includes the following:

--------------------------------------------------------------------------------
Millions of Dollars                                      1995   1994   1993
--------------------------------------------------------------------------------

Rental income                                           $  22  $  32  $  33
Net gain on  property dispositions                         76     67     18
Interest and other - net                                   43      1     28
                                                        ------------------------
Total                                                   $ 141  $ 100  $  79
--------------------------------------------------------------------------------

14. RESOURCES' FINANCIAL INFORMATION
At year-end 1995, the Corporation owned approximately 83 percent of Resources' common stock, which it intends to distribute to its stockholders in 1996 (see
Note 2). The following information is derived from Resources' audited financial statements to be contained in Resources' 1995 Annual Report on Form 10-K, which will be filed with the Securities and Exchange Commission no later than March 29, 1996, and is presented to provide additional information on Resources' financial results to the Corporation's stockholders. A copy of such Form 10-K may be obtained by contacting the Union Pacific Corporation Secretary (see inside back cover).

Resources is an independent oil and gas company engaged in the exploration for and production of natural gas, crude oil and associated products. Substantially all of Resources' exploration and production programs are in the Austin Chalk trend and the Carthage area in central and Eastern Texas and Louisiana; the Ozona area in western Texas; the Land Grant in Colorado, Wyoming and Utah; the Gulf of

Mexico; and Canada. Through a wholly-owned subsidiary, Resources markets its own production, and purchases and resells third-party production, focusing on direct marketing to the natural gas end user, with particular emphasis on the power generation market. Resources also has interests in hard minerals mining of trona and coal, and in minerals-related royalties from third-party mining on Resources' properties. Resources uses the successful efforts method to account for exploration costs.

Resources competes for oil and gas reserves and technology advances with smaller companies, as well as with the larger integrated oil companies and is subject to hydrocarbon and mineral price volatility to the extent that such prices are not fixed either through long-term, fixed-price sales contracts or hedged with various financial instruments (see Hedging below). In its marketing activities, Resources competes with other hydrocarbon producers and marketers. Mining operations are also subject to competition from a number of companies, many of which have larger operations.

Summarized financial information for Resources as of and for the years ended December 31 is as follows:


STATEMENT OF INCOME
---------------------------------------------------------------------------------------------------
Millions of Dollars                                                     1995     1994     1993
---------------------------------------------------------------------------------------------------
  Revenues                                                            $1,456   $1,333   $1,277
  Operating expenses                                                     986      982      894
                                                                      -----------------------------
  Operating income                                                       470      351      383
  Other income - net                                                       7      174       60
  Interest expense                                                       (19)      (4)      (3)
                                                                      -----------------------------
  Income before income taxes                                             458      521      440
  Income taxes                                                          (107)    (131)    (137)
                                                                      -----------------------------
  Income before cumulative effect of changes accounting principles       351      390      303
  Cumulative effect of changes in accounting principles                   --       --      (59)
                                                                      -----------------------------
  Net income                                                          $  351   $  390   $  244
---------------------------------------------------------------------------------------------------


STATEMENT OF FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------
MILLIONS OF DOLLARS                                                     1995                1994
-----------------------------------------------------------------------------------------------------
Current assets                                                        $  420              $  533
Properties-net                                                         2,764               2,600
Other assets                                                             125                 114
                                                                 ------------------------------------
Total assets                                                          $3,309              $3,247

Current liabilities                                                   $1,067              $  505
Long-term debt                                                           102                  38
Deferred income taxes                                                    438                 458
Other liabilities                                                        390                 411
Stockholders' equity                                                   1,312               1,835
                                                                 ------------------------------------
Total liabilities and  stockholders' equity                           $3,309              $3,247
-----------------------------------------------------------------------------------------------------

For the years ended December 31, 1995, 1994 and 1993, cash provided by operations was $829 million, $821 million and $568 million, respectively, while capital and exploratory expenditures for the same periods were $686 million, $1,389 million and $560 million.

HEDGING: Resources uses swaps, futures and forward contracts to protect against unfavorable hydrocarbon price movements. Credit risk related to these activities is managed by requiring that counterparties meet minimum credit standards. At December 31, 1995, the largest credit risk associated with any of Resources' counterparties was approximately $21 million, which was partially secured by a $10 million letter of credit.

At December 31, 1995, Resources had entered into near-term futures contracts and price swaps with respect to crude oil sales volumes of 25 MBbld at $17.96/Bbl for the first quarter of 1996, and with respect to natural gas sales volumes of 183 MMcfd at $1.88/Mcf and 242 MMcfd at $1.86/Mcf for the first and second quarters of 1996, respectively.

At December 31, 1995, Resources had a total unrecognized mark-to-market gain of $56 million related to all open risk management contracts.

As a result of its hedging program, Resources' oil and gas revenues can be higher or lower than revenues that would be reported if hedging did not occur. During 1995 and 1994, revenues were $27 million and $36 million higher, respectively, as a result of hedging activities, while revenues were $29 million
lower in 1993.   Resources' 1995 hedging gains were net of an $8 million loss recognized in December 1995 related to 1996 contracts that suffered weakened correlation as a result of unprecedented increases in natural gas futures prices.

COLUMBIA GAS TRANSMISSION COMPANY (COLUMBIA): Columbia and Resources were parties to a long-term contract for the sale by Resources to Columbia of substantial volumes of natural gas at above 1991 market prices. In July 1991, Columbia filed for protection from its creditors under Chapter 11 of the bankruptcy laws. In April 1995, Columbia filed a Plan of Reorganization which contained a proposed claim settlement among its largest creditors, including Resources. Columbia's significant creditors accepted its proposed claim settlement and, in November 1995, Resources received a cash settlement. Net of potential tax and royalty claims associated with the settlement, Resources recorded a gain of $123 million ($79 million after tax) as a component of operating revenues.

COMMITMENTS AND CONTINGENCIES: There are various lawsuits pending against Resources and certain of its subsidiaries. Resources also entered into commitments and provided guarantees for specific financial and contractual obligations of its subsidiaries and affiliates. Resources does not expect that the lawsuits, commitments or guarantees will have a material adverse effect on its consolidated financial condition or its results of operations. If certain lawsuits are ultimately resolved against Resources on a widespread basis, which is not expected, damage awards and a loss of future revenues could result, which, in the aggregate, could be material to Resources.

INCOME TAXES: Resources generates Section 29 credits from the sale of certain fuels produced from non-conventional sources. Fuels qualifying for the credit must be produced from a well drilled or a facility placed in service after December 31, 1979, and before January 1, 1993, and sold before January 1, 2003. Resources generated $38 million, $52 million and $14 million of Section 29 credits in 1995, 1994 and 1993, respectively. Generation of Section 29 credits reduced Resources' statutory tax rate by 8.3 percent, 10.0 percent and 3.3 percent in such years.

SIGNIFICANT ACQUISITIONS AND PROPERTY DISPOSITIONS:

AMAX OIL AND GAS, INC. (AMAX): In March 1994, Resources acquired AMAX from Cyprus AMAX Minerals Company for a net purchase price of $725 million. AMAX's operations primarily consist of natural gas production, transportation and processing properties in West Texas and Louisiana. These properties include interests in 14 major fields, encompassing over 500,000 acres and 2,000 producing wells. Resources recorded 550 billion cubic feet of gas equivalent of proved reserves related to the AMAX acquisition.

WILMINGTON SALE: In March 1994, Resources sold its interest in the Wilmington, California oil field's surface rights and hydrocarbon reserves, and its interest in the Harbor Cogeneration Plant, to the City of Long Beach, California for $405 million in cash and notes. The Wilmington sale resulted in a $159 million ($100 million after-tax) gain for Resources. Wilmington's hydrocarbon reserves represented approximately 3 percent of Resources' year-end 1993 proved reserves and the sale of the Wilmington properties has not significantly affected Resources' ongoing operating results.

As part of the Wilmington sale agreement, Resources agreed to participate with the City of Long Beach in funding site preparation and environmental remediation. As a result, the determination of Resources' gain on the sale of the Wilmington properties included provisions of $106 million for such future costs.

ACCOUNTING ADJUSTMENTS: In 1993, Resources recorded a $59 million after-tax charge to earnings related to the adoption of accounting changes. The after-tax charge consisted of $44 million from the adoption of FASB Statement No. 106 and $15 million from the adoption of FASB Statement No. 109 (see Note 4). In addition, Resources recorded a $6 million charge for the one-time, non-cash recognition of deferred income taxes related to the 1993 Tax Act (see Note 7).


SUPPLEMENTARY INFORMATION (UNAUDITED): The following supplementary measures of oil and gas summarize Resources' significant operating statistics:

-----------------------------------------------------------------------------------------------
                                                                            1995   1994   1993
                                                                        -----------------------
Proved reserves (Bcfe):
  Natural gas                                                              2,173  2,126  1,731
  Natural gas liquids                                                        601    503    446
  Crude oil, including condensate                                            503    425    496
                                                                        -----------------------
  Total                                                                    3,277  3,054  2,673
-----------------------------------------------------------------------------------------------
Equity production (Bcfe):
  Natural gas                                                                343    282    226
  Natural gas liquids                                                         66     51     46
  Crude oil, including condensate                                            116    138    145
                                                                        -----------------------
  Total                                                                      525    471    417
-----------------------------------------------------------------------------------------------
Average sales price and cost
  Natural gas (per Mcf)                                                   $ 1.44 $ 1.82 $ 1.80
  Natural gas liquids (per Bbl)                                             8.14   7.86   8.77
  Crude oil (per Bbl)                                                      16.08  14.34  15.66
  Production costs (per Mcfe)                                               0.44   0.55   0.60
-----------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows (millions $)      1,871  1,659  1,289
-----------------------------------------------------------------------------------------------
Results of operations for producing activities (millions $)                  139    151    119
-----------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION (UNAUDITED)

----------------------------------------------------------------------------------------------
SELECTED QUARTERLY DATA (a)
Selected unaudited quarterly data are as follows:
----------------------------------------------------------------------------------------------
Millions of Dollars Except Per Share Amounts     Mar. 31     Jun. 30    Sep. 30      Dec. 31

----------------------------------------------------------------------------------------------
1995 (b)
----------------------------------------------------------------------------------------------
Operating revenues                               $1,664      $1,874     $1,974       $1,974
Operating income                                    279         337        379          346
Income from continuing operations                   130         150        160          179
Net income                                          191         224        237          294(c)
Per share:
 Continuing operations                             0.63        0.73       0.78         0.87
 Net income                                        0.93        1.09       1.15         1.43(c)
 Dividends                                         0.43        0.43       0.43         0.43
Common stock price:
 High                                             56.13       56.75      69.50        70.13
 Low                                              45.63       51.75      55.13        61.50
---------------------------------------------------------------------------------------------
1994
---------------------------------------------------------------------------------------------
Operating revenues                               $1,559      $1,656     $1,622       $1,655
Operating income                                    269         335        327          313
Income from continuing operations                   131         155        134          148
Net income (loss)                                   283(d)      220       (213)(e)      256(f)
Per share:
 Continuing operations                             0.64        0.75       0.65         0.72
 Net income (loss)                                 1.38(d)     1.07      (1.04)(e)     1.25(f)
 Dividends                                         0.40        0.40       0.43         0.43
Common stock price:
 High                                             67.13       59.75      60.13        53.75
 Low                                              55.50       55.38      52.75        44.50
---------------------------------------------------------------------------------------------

(a) All information presented has been restated to reflect Resources and USPCI as discontinued operations.

(b) 1995 information includes the effects of the CNW acquisition as of May 1, 1995.

(c) Included the Corporation's share of Resources' one-time $79 million after-tax gain ($65 million or $0.32 per share) resulting from the Columbia settlement.

(d) Included a one-time $116 million ($0.56 per share) after-tax gain resulting from the sale of the Corporation's oil and gas properties in Wilmington, California.

(e) Included an after-tax provision for disposal of discontinued operations of $425 million ($2.07 per share), reflecting a write-down of USPCI's assets to estimated net realizable value and a provision for costs associated with the disposition of USPCI.

(f) Included a $21 million after-tax ($0.11 per share) reduction in the Corporation's original USPCI loss provision to reflect the sale of USPCI.

STOCKHOLDERS AND DIVIDENDS

The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 31, 1996, there were 205,596,640 shares of outstanding common stock and approximately 60,100 common stockholders. At that date, the closing price of the common stock on the New York Stock Exchange was $66.63.

Cash dividends declared on common stock by the Corporation were $1.72 per share in 1995 and $1.66 per share in 1994. Union Pacific has paid dividends to its common stockholders during each of the past 96 years. See Note 8 to the Financial Statements for a discussion regarding restrictions relating to the payment of cash dividends.

RAIL TRANSPORTATION

COMMODITIES
Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total are as follows:

---------------------------------------------------------------------------------------------
Percent of                                   1995               1994              1993
 Total                                    RTM     CR         RTM      CR       RTM     CR
---------------------------------------------------------------------------------------------
Automotive                                 3.2%   10.4%       3.8%    11.3%     4.0%   11.3%
Chemicals                                 13.0    19.5       14.6     21.1     14.0    20.9
Energy                                    39.8    21.2       35.9     18.9     34.3    18.3
Food, consumer and government              4.7     5.8        5.7      6.6      5.8     6.6
Grains and grain products                 16.6    14.2       14.3     11.7     16.1    12.9
Intermodal                                11.2    14.5       12.5     15.6     12.0    14.3
Metals, minerals and forest               11.5    14.4       13.2     14.8     13.8    15.7
                                        -----------------------------------------------------
Total                                      100%    100%       100%     100%     100%    100%
---------------------------------------------------------------------------------------------
Total (billions)                         291.6     $6.1      235.8    $5.2     220.7   $4.9
---------------------------------------------------------------------------------------------

Equipment
------------------------------------------------------------------------------------------------
Owned or leased at year-end                         1995          1994         1993
------------------------------------------------------------------------------------------------
Locomotives                                        4,136         3,132        3,142
Freight cars:
 Covered hoppers                                  37,341        24,009       23,399
 Box cars                                         20,559        15,670       15,826
 Open-top hoppers                                 15,941        11,256       10,885
 Gondolas                                         12,218         9,678        9,969
 Other                                             8,428         7,698        8,013
 Work equipment                                   10,013         4,529        4,704
------------------------------------------------------------------------------------------------
Purchased or leased during the year:
 Locomotives                                          85            49           74
 Freight cars                                      2,111         1,784        1,394
------------------------------------------------------------------------------------------------
Average age of equipment (years)
 Locomotives                                        13.1          13.0         12.2
 Freight cars                                       20.9          20.2         19.8
------------------------------------------------------------------------------------------------
Bad order ratio - Freight cars                       4.4%          6.4%         7.9%
------------------------------------------------------------------------------------------------


EXPENDITURES
------------------------------------------------------------------------------------------------
Millions of Dollars                                 1995          1994          1993
------------------------------------------------------------------------------------------------
Capital Expenditures:
 Roadway and other                                  $691          $586          $591
 Equipment                                           279           183           214
                                        --------------------------------------------------------
Total                                               $970          $769          $805
------------------------------------------------------------------------------------------------
Maintenance Expenditures:
 Roadway                                            $303          $258          $247
 Equipment                                           582           500           490
                                        --------------------------------------------------------
Total                                               $885          $758          $737
------------------------------------------------------------------------------------------------

TRACK MILES
------------------------------------------------------------------------------------

                                                          1995     1994     1993
------------------------------------------------------------------------------------
Main line                                               16,599   13,836   13,972
Branch line                                              6,186    3,663    3,863
Yards, siding and other main line                       14,977   12,279   12,480
                                                      ------------------------------
Total                                                   37,762   29,778   30,315
------------------------------------------------------------------------------------
Track miles of continuous welded rail (at year-end)     14,246   13,988   13,735
Track miles under centralized traffic-control
 (at year-end)                                           8,920    8,900    8,861
Track miles of rail replaced:
  New                                                      492      278      280
  Used                                                     475      252      254
Track miles re-ballasted                                 3,532    2,442    2,510
Ties replaced (thousands)                                2,194    1,623    2,017


FREIGHT OPERATIONS
------------------------------------------------------------------------------------
                                                          1995     1994     1993
------------------------------------------------------------------------------------
Operating ratio                                           78.1     77.9     79.1
Carloadings (thousands)                                  5,568    4,991    4,619
Average commodity revenue per carloading                $1,097   $1,045   $1,055
Average price of diesel fuel (per gallon)                 61.0c    58.7c    62.8c
------------------------------------------------------------------------------------

TRUCKING
FREIGHT OPERATIONS
------------------------------------------------------------------------------------
                                                          1995     1994     1993
------------------------------------------------------------------------------------
Shipments (thousands):
  Less-than-truckload                                    8,279    8,535    8,146
  Truckload                                                 53       58       60
                                                      ------------------------------
Total                                                    8,332    8,593    8,206
------------------------------------------------------------------------------------
Tonnage (thousands):
  Less-than-truckload                                    4,430    4,557    4,277
  Truckload                                                612      667      733
                                                      ------------------------------
Total                                                    5,042    5,224    5,010
------------------------------------------------------------------------------------
Revenue per hundredweight                                $9.55    $9.82    $9.28
Operating ratio(a)                                       103.0     91.3     90.2
------------------------------------------------------------------------------------
(a) Excludes goodwill amortization

EQUIPMENT AND TERMINALS
------------------------------------------------------------------------------------
Owned or leased at year-end                               1995     1994     1993
------------------------------------------------------------------------------------
Tractors                                                 5,414    5,364    5,254
Trailers                                                19,809   18,858   17,105
Straight trucks                                             73       87       93
Automobiles and service units                              186      214      237
Service centers                                            175      173      166
Average age of equipment (years):
  Tractors                                                 6.8      6.5      6.8
  Trailers                                                 7.2      7.0      8.0
------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
------------------------------------------------------------------------------------
Millions of Dollars                                       1995     1994     1993
------------------------------------------------------------------------------------
Revenue equipment                                          $31      $58      $40
Other                                                       18       35       40
                                             ---------------------------------------
Total                                                      $49      $93      $80
------------------------------------------------------------------------------------

                         TEN-YEAR FINANCIAL SUMMARY(a)


--------------------------------------------------------------------------------------------------------------------------------

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics
--------------------------------------------------------------------------------------------------------------------------------
                              1995       1994(b)    1993(c)    1992   1991(d)      1990     1989     1988     1987      1986(d)
-------------------------------------------------------------------------------------------------------------------------------
Operating Revenues          $ 7,486   $ 6,492    $ 6,002    $ 5,773    $ 5,687   $ 5,739   $ 5,453   $ 5,128  $ 4,522    $  3,883
Operating Income              1,341     1,244      1,112      1,082        221       993       993       966      810         144
Income (Loss) From
  Continuing Operations         619       568        412        456       (123)      374       398       419      377         148
Net Income (Loss)               946       546        530        728         64       618       595       644      583        (460)
Per Share:
  Continuing Operations        3.01      2.76       2.00       2.24      (0.60)     1.86      1.88      1.84     1.65        0.77
  Net Income (Loss)            4.60      2.66       2.58       3.57       0.31      3.08      2.81      2.83     2.55       (2.28)
  Dividends                 $  1.72   $  1.66    $  1.54    $  1.42    $  1.31   $  1.18   $  1.12   $  1.05  $  1.00    $   0.93

--------------------------------------------------------------------------------------------------------------------------------

AT YEAR-END
--------------------------------------------------------------------------------------------------------------------------------
Total Assets                $19,446   $14,543    $13,797    $12,901    $12,272   $12,063   $11,567  $11,272   $10,112    $9,798
Total Debt (a)                6,364     4,479      4,105      4,035      3,966     3,982     3,975    3,254     2,785     2,960
Common Stockholders'
  Equity                      6,364     5,131      4,885      4,639      4,163     4,277     3,911    4,482     3,761     3,408
Equity Per Common Share     $ 30.93   $ 24.92    $ 23.81    $ 22.75    $ 20.52   $ 21.63   $ 19.50  $ 19.85   $ 17.90    $16.23
-------------------------------------------------------------------------------------------------------------------------------

FOR THE YEAR
-------------------------------------------------------------------------------------------------------------------------------
Capital Investments        $  1,058   $    876  $    899   $    864   $    667  $    674  $    870 $    917  $    540  $    528
Cash from Continuing
  Operations                  1,454      1,079       975        842        794       904       956      978       599       760
Total Salaries, Wages and
  Employee Benefits (e)    $  3,120   $  2,755  $  2,689   $  2,659   $  2,523  $  2,538  $  2,462 $  2,319  $  2,123  $  1,775
Average Number of
  Employees                  49,500     45,400    44,000     42,800     43,800    45,400    45,400   44,100    43,300    35,600
Revenues Per Employee      $151,400   $143,000  $136,300   $135,000   $129,900  $126,400  $120,000 $116,400  $104,500  $109,000

-------------------------------------------------------------------------------------------------------------------------------

Financial Ratios (%)
-------------------------------------------------------------------------------------------------------------------------------

Debt to Capital Employed       50.0       46.6      45.7       46.5       48.8      48.2      50.4     42.1      42.5      46.5
Return on Average Common
  Stockholders' Equity         16.5       10.9      11.1       16.5        1.5      15.1      14.2     13.4      12.9       ---

-------------------------------------------------------------------------------------------------------------------------------

(a) Data include the effects of the 25% investment in Southern Pacific Rail Corporation ($976 million), the Chicago and North Western Transportation Company acquisition as of May 1, 1995 and the Skyway Freight Systems, Inc. acquisition as of May 31, 1993 (see Note 3 to the Financial Statements). In addition, all information presented reflects the Corporation's natural resources and waste management segments as discontinued operations.
(b) 1994 results include a net after-tax loss of $404 million from the sale of the Corporation's waste management operations (see Note 2 to the Financial Statements). Excluding this loss, 1994 return on average common stockholders' equity would have been 18.2%.
(c) 1993 net income includes a net after-tax charge for the adoption of changes in accounting methods and a one-time charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993 (see Notes 4, 7 and 14 to the Financial Statements). Excluding the impact of these items, income from continuing operations would have been $468 million ($2.27 per share) with a return on average common stockholders' equity of 15.9%.
(d) Earnings excluding the special charges would have been $639 million in 1991 with a return on average common stockholders' equity of 14.2% and would have been $485 million in 1996 with a return on average common stockholders' equity of 11.1%.
(e)  Includes capitalized salaries, wages and employee benefit costs.

Union Pacific Corporation 1995 Annual Report

Map Description
----------------

Two-page white map of the Continental United States, Western
Provinces of Canada, and Alaska, on a gray background.

The location of significant assets and operations are indicated on the map by operating company as follows:

A.  Union Pacific Corporation

    1.  Corporate Headquarters in Bethlehem, Pennsylvania.

B.  Union Pacific Railroad

    1.  Headquarters in Omaha, Nebraska

    2. Single, Double and Triple Track located in the states of Nebraska, Iowa, Illinois, Missouri, Kansas, Oklahoma,
         Arkansas, Tennessee, Louisiana, Minnesota, Wisconsin, Texas, Colorado, Wyoming, Utah, Idaho, Montana, Nevada, California, Oregon South Dakota and Washington.

    3. Classification Yards located in the states of Nebraska, Illinois, Missouri, Arkansas, Louisiana, Texas, Idaho,
         California and Oregon.

    4. Major Intermodal Trailer/Container Terminals located in the states of Nebraska, Illinois, Missouri, Arkansas,
         Tennessee, Louisiana, Texas, Colorado, Utah, California and Washington.

C.  Union Pacific Resources

    1.  Headquarters in Fort Worth, Texas.

    2.  Major Petroleum Producing Areas in Texas, Arkansas,
         Kansas, Louisiana, Colorado, Wyoming, Utah, Alberta,
         British Columbia and the Gulf of Mexico.

    3.  Exploration and Development Activities in British
         Columbia, Louisiana, Texas, Colorado, Wyoming, Utah,
         Indiana, Kansas and the Gulf of Mexico.

    4. Major Gas Processing Plants in Texas, Utah, Wyoming, Colorado, and Alberta.

    5.  Coal Operations in Wyoming.

    6.  Trona Activities in Wyoming.

    7.  Construction Materials Activities in Missouri and Utah.

    8.  Pipelines - Overland Trail Pipeline in Wyoming and the
         Wahsatch Gathering System in Utah, Idaho and Wyoming.

D.  Overnite Transportation

    1.  Headquarters in Richmond, Virginia.

     2. Key Terminals spread throughout the eastern half of the Continental United States; and in the western states of Washington, Oregon, California, Nevada, Utah, Arizona, New Mexico, Texas and Colorado; and in the Canadian cities of Toronto and Montreal.

E.  Skyway Freight Systems

     1. Headquarters in Watsonville, California.

     2. Key Terminals in the states of Washington, California,
         Arizona, Colorado, Texas, Iowa, Illinois, Indiana, Ohio,
         Florida, Georgia, North Carolina, New Jersey, Minnesota,
         Delaware, Connecticut and Massachusetts.

     3. Support Operations in Nebraska, Texas and Virginia.

F.  Union Pacific Technologies

     1. Headquarters in St. Louis, Missouri.