Form 10-K, Exhibit 13
period 1996-12-31
UNION PACIFIC CORP
filed 1997-03-28
CIK 100885

EXHIBIT 13
                                                           ----------
                      UNION PACIFIC CORPORATION

     Pages 8 through 53, inclusive, of Union Pacific's Annual Report to Stockholders for the year ended December 31, 1996, but excluding photographs set forth on pages 8 through 21, none of which supplements the text and which are not otherwise required to be disclosed in this Annual Report on Form 10-K.

Union Pacific Railroad

                                      1996          1995          1994
______________________________________________________________________
Operating revenues (millions)       $7,680        $6,326        $5,318
______________________________________________________________________
Operating income (millions)         $1,602        $1,384        $1,173
______________________________________________________________________
Carloadings (thousands)              6,632         5,568         4,991
______________________________________________________________________
Operating ratio                       79.1          78.1          77.9
______________________________________________________________________


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

In 1996, the Railroad scripted a new chapter in its long history that may well be the most significant of the century, transforming itself into a company providing customers with the most comprehensive and efficient rail service in the industry today. The historic merger with Southern Pacific, significant gains in quality, safety and productivity, plus operational and customer service innovations have catapulted UPRR into a new era of railroading.

  On the strength of revenue growth and system-wide productivity gains, UPRR, including the effects of the SP merger, realized net income of $940 million, an 8 percent increase over last year's $867 million. Carloadings rose approximately 19 percent, including incremental traffic from SP.


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

  Union Pacific's operating ratio was 79.1, compared to 78.1 in 1995. Through quality programs, better asset utilization and new locomotives, UPRR, on a stand-alone basis without SP, lowered its operating ratio to 77.1 in 1996. Revenue per car improved to $1,119, a 2 percent gain from 1995, primarily a result of longer hauls.

Highlights for 1996

Results by individual commodities on a stand-alone basis -- without SP -- were mixed, but a strong showing in traditional market segments helped the Railroad increase carloadings in 1996.

  Coal was the leading commodity for the Railroad, as it hauled approximately nearly 1.6 million carloadings, up 13 percent from 1995. The Powder River Basin, which had the largest rate of growth, supplied nearly 110 million tons of coal, approximately 60 percent of all coal hauled. With additional track capacity, the use of distributed power (placing locomotives in the middle of the train) and 286,000-pound capacity cars, UPRR is now running more efficient 135-car coal trains and is well-positioned to achieve further market growth.

  Revisions in planning coal train operations reduced the time that coal trains "cycle" between mines and utilities by 17 percent, while the number of train sets in coal service was cut 17 percent.

  Auto traffic was strong again in 1996. Continued growth in Mexico, sustained levels in the domestic auto business and further efficiencies in vehicle handling helped UPRR raise its auto carloading volume and revenue nearly 20 percent. With new business and a continued industry switch to building more utility vehicles, the Railroad anticipates steady auto traffic through 1997.

  Intermodal business improved sharply in the last half of 1996, with shipments of auto parts from stamping plants and other suppliers in the Midwest to the West Coast and Mexico leading the way. To handle future growth, the Railroad has invested in upgrades in both new and existing intermodal facilities.

  While petrochemical business was flat throughout the year, certain chemical commodities performed well. As anticipated, the plastics market expanded, and export markets for soda ash improved. In the second half of the year, potash shipments, especially those out of Canada, increased, and the Railroad expects strong growth in this segment for 1997.


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

  These results reflect the application of new technology and trend-setting approaches to railroad operations:
> The addition of 185 high-horsepower, AC-traction locomotives reduced many train consists to two locomotives, while increasing pulling power.
> Increased fuel prices were offset by superior fuel conservation; in September, employees set an all-time record low for monthly fuel consumption.
> Innovations by the Customer Service Planning and Delivery group improved train, terminal and rail car performance throughout the system.

Business with Mexico

Business with Mexico showed record growth for Union Pacific Railroad, increasing nearly 25 percent. Revenues in the automotive segment, chemicals, energy, agricultural and industrial products all increased, and intermodal traffic, especially in automotive parts, rebounded strongly from a sharp downturn in 1995. Although the Railroad was unsuccessful in its bid to acquire Mexico's northeast rail line, it will continue to pursue other business opportunities there.



(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Southern Pacific Merger

The Railroad took a number of initiatives to ensure that the Southern Pacific merger would be well-executed. UPRR established five working teams, supported by 73 subgroups, that are responsible for directing all facets of the SP consolidation. While the integration could take at least two years to complete, the teams are moving on or ahead of schedule.

  The Railroad also divided the integration of Southern Pacific operations into four distinct phases. The first, scheduled for the second quarter of 1997, will be on the central corridor, which runs from Kansas City through the Rockies to northern California. The Cotton Belt, SP's operation between Texas and Chicago, will be phased in during the third quarter of 1997, followed by the Sunset Route, running from New Orleans to Los Angeles. The final phase of consolidation, scheduled for the second quarter of 1998, will tie operations in southern California to Seattle and Canada with the first-ever single-line service along the West Coast's Interstate-5 corridor.

  As soon as the merger took effect, UPRR made a number of operating improvements that had an immediate and positive impact on the former SP lines. The Railroad increased locomotive availability by dispatching nearly 100 units to SP, improved the Service Delivery Index by 7 percentage points, achieved record coal loadings from SP-served mines, and increased network velocity 5 percent by improving average train speed while reducing average daily freight car inventory.

  With 36,000 miles of track in 23 states to manage, the Railroad divided its system into four operating sections -- each with its own regional headquarters and general manager.

  The first major commercial success of the UP-SP merger occurred late in 1996 when Ford Motor Company awarded UPRR a major portion of its finished-vehicle traffic out of its Kansas City "mixing center" beginning in January, 1998. The Railroad's new single-line service and routing efficiencies were paramount to securing Ford's business -- amounting to more than 900,000 cars and trucks annually.

Improved Customer Service

Throughout the year, the Railroad consistently worked to provide customer service that is faster, better and safer. Foremost, it identified five key factors -- locomotive power, freight cars, manpower, and mainline and terminal capacity -- that, through careful management, continue to bring added reliability and, in turn, greater customer satisfaction.

  For its larger shippers, the Railroad launched integrated, cross-functional customer improvement teams that examine their needs, as well as rail corridors and networks, to find viable solutions to their unique shipping requirements.

  With new technological resources and tools, UPRR is able to take operating efficiencies one step further.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

The Railroad developed a decision support system to help commodities groups, along with a Rail Yard Manager system to make information available to all crews, and a Service Delivery Index -- derived from several service performance measures -- that quantifies UPRR's performance and provides real-time knowledge of what's going on throughout the Railroad.

  Also playing a significant part in the Railroad's successes was its attention to safety. UPRR lowered its number of reportable injuries by 34 percent over 1995, and lost work-day cases dropped by nearly 40 percent.

A Footnote To History

In June, the Railroad completely shut down 160 miles of North America's busiest freight corridor to complete -- in less than six days -- a maintenance project that normally would be spread over six months. The maintenance was performed between South Morrill, Nebraska, gateway to the Powder River Basin, and UPRR's North Platte classification yard, the world's largest. By squeezing this maintenance into six days, the Railroad was able to run an extra 100 coal trains in 1996, a benefit to its customers and a real boost to UPRR's productivity, equipment utilization and operational efficiency.


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Overnite Transportation

                                      1996          1995          1994
______________________________________________________________________
Operating revenues (millions)       $  961        $  976        $1,037
______________________________________________________________________
Operating (loss) income (millions)  $  (68)       $  (49)       $   67
______________________________________________________________________
Operating ratio (a)                  105.0         103.0          91.3
______________________________________________________________________
(a) Excludes goodwill amoritization.


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Overnite Transportation had a net loss of $23 million before goodwill in 1996, compared to a loss of $10 million before goodwill in 1995, but it achieved its best financial results of the year in the fourth quarter and anticipates a continuing financial turnaround in 1997.

  In mid-year 1996, Overnite began to implement a far-ranging strategy to return the company to its status as one of the most profitable, service-oriented trucking companies in the industry. Under Leo Suggs, its new chairman and chief executive officer, Overnite has, in a sense, returned to basics by carrying out a four-pronged program to provide better customer service, cut costs, raise yields and improve profitable revenue growth. The first three phases of this program have been very successful or have shown marked improvement, while the fourth -- profitable revenue growth -- will be the key theme for 1997.

Improving Service; Reducing Costs

On the operating side of the business, Overnite focused on improving service reliability and reducing costs. Both thrusts made immediate headway. On-time performance, for example, was 86 percent in April, 1996, but reengineering efforts, combined with stringent discipline and micro-management, helped on-time service to reach nearly 97 percent by year-end -- the high end of trucking industry standards. Quality showed a similar improvement. Exception frequency -- a measure of lost or damaged freight -- was driven down from a high of 2.00 shipments per hundred in mid-year to
1.51 by year-end.

  Overnite intends to improve both measurements -- on-time delivery and exceptions -- in 1997, along with cycle time, bringbacks, dock productivity and every other measure of heightened efficiency. Overnite, for example, intends to reduce the number of bringbacks to zero.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

  Bringbacks are deliveries brought back to the service center because of an inability to deliver shipments to the customer for whatever reason.
Among other achievements, the company's load average per trailer went from a low of 12,100 to nearly 13,200 pounds from April to December, and linehaul costs per hundredweight were reduced from $3.72 to $3.27 during the same period. All of these improvements have helped drive down costs.

  On the marketing side of the business, Overnite has improved its yield by relentlessly focusing on its most profitable traffic. Much of Overnite's business with the large customers shipping at least $50,000 worth of goods a month failed to cover variable costs. Overnite went to these customers and renegotiated rates upward, which, in some cases,

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

resulted in losing business. These efforts -- coupled with a concentration on smaller and more profitable traffic opportunities -- raised Overnite's overall yield by 10 percent.

Increasing Profitable Revenue

In order to continue improving its yield, Overnite launched a vigorous campaign to increase its profitable revenue growth. This campaign represents a full-court press by every employee to become a sales representative for the newer, more efficient, on-time Overnite. This effort is summed up in a successful program called BINGO -- Bring In New Growth for Overnite. A companion focus is the inside sales initiative, wherein a new headquarters sales group generates additional business from customers who have had successful experiences with the company. The strategic target is to add as much high-yield revenue as possible to an increasingly efficient company so that more money will flow to the bottom line. This goal will dominate 1997.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Skyway Freight Systems

The markets for logistical services are changing, with customers demanding more information, better-integrated programs and lower costs. Skyway's new services, advanced technology and a continuing focus on quality provide an edge to its customers in the intensely competitive race for the best value chain. In 1996, the company strengthened its revenue base and diversified its customer portfolio. Large and long-

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

term contracts were signed with several major customers, including Corning Consumer Products, EDS, Entex Information Systems, Gateway 2000 and NordicTrack.

  As companies become increasingly focused on logistics, their leaders are broadening their vision to embrace value chain management, which includes everything that happens between customer need and satisfaction. In 1996, Skyway introduced a number of support services to provide an edge to its customers in this highly competitive field.

Better Tracking Flexibility

Skyway's website, www.skyway.com, became an immediate success with customers, providing them with new capabilities in electronic commerce. Since its launch, customers have been given even better tracking flexibility, along with the ability to view and to print proof-of-delivery images directly from their computers.

  Regional Order Fulfillment Centers provide the industry's first network of automated order-fulfillment centers, using cross-dock techniques and advanced technology to consolidate orders from multiple origins into cost-effective and service-oriented deliveries.

  Another new service, the Virtual Warehouse, coordinates order fulfillment between a major computer reseller and its manufacturers. This allows part of an order to be shipped directly from the manufacturer, while the rest is shipped from the reseller. The shipments merge in transit and arrive at the customer as one complete order.

  As global competition increases and value chains become more complex, the increased need to share information and to move product less becomes extremely important for Skyway's customers. With this in mind, it has developed tools that allow the company to provide value chain management services such as global transportation management, order management and vendor-managed inventory programs, all with international product visibility. As a value chain integrator, Skyway will link companies with their customers and suppliers, providing information that can reduce assets and eliminate redundant activities. This process will increase speed to market and simultaneously take cost out of value chains.

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Union Pacific Technologies

With a strong combination of well-trained people, sophisticated software products and broad transportation experience, Union Pacific Technologies achieved another successful year, supporting the Union Pacific companies and bringing a wide range of products and services to the commercial marketplace.


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

Internal Business

Foremost for Technologies has been its support of the company's merger with Southern Pacific. Immediately after the merger was approved, a communication network between UP and SP employees was established, giving them access to each others' transportation systems and e-mail. Additionally, extensive systems were implemented to manage the Burlington Northern/Santa Fe haulage and trackage rights agreement. All of this set the stage for the more complex process of installing the Transportation Control System (TCS) on the SP, beginning in the second quarter of 1997 and continuing into 1998.

  Technologies helped Overnite management implement strict operational performance guidelines by providing daily information summarizing key performance indicators for management review. New capabilities have also been added to the computerized Central Dispatching System to improve efficiencies in linehaul operations.

  UPT continues to support the development of Skyway's highly advanced, integrated supply chain services, a new concept for providing global third-party logistics and management systems. These services will be delivered with specific control software and systems that can build logistics programs from a standard set of tools.

Commercial Business

Technologies' Shipment Management Services, which tracks both rail and truck shipments against predetermined schedules, now handles over 65,000 shipments each month for almost 200 subscribers. Building on this comprehensive shipment tracking service, Technologies will introduce in 1997 a new product, the Equipment and Maintenance Service, for large private fleet owners to support the mechanical maintenance of rail cars.

  Business in Mexico continues to grow as Technologies helps the National Railway of Mexico (FNM) divide the single, state-owned railroad into regional systems as part of its privatization efforts. Technologies will be creating capabilities to help the new owners exchange information, track the movement of cars from one line to another, and divide revenues.

  Building upon its experience in providing the FNM with a Spanish version of the TCS to manage rail operations, Technologies is planning to market with a partner an expanded and improved version of this software to Mexico's new regional railroads and throughout Latin America. Technologies has also formed a similar partnership with Integrated Systems Solutions Corporation, a division of IBM, to market rail infrastructure engineering applications worldwide.


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

This review and the accompanying charts should be read with the financial statements, notes and supplementary information.

Corporate Reorganization

During 1996 and 1995, Union Pacific Corporation (UPC or the Corporation) completed several strategic transactions that refocused the Corporation's business objectives on its core transportation operations.

Chicago and North Western Transportation Company (CNW) - In April 1995, UPC acquired the remaining 71.6% of CNW's outstanding common stock not
previously owned by UPC for $1.2 billion.   The acquisition of CNW was
accounted for as a purchase and CNW's financial results were consolidated with UPC beginning in May 1995 (see Note 2 to the Financial Statements).

Natural Resources Divestiture - In July 1995, UPC's Board of Directors approved a formal plan to dispose of its oil, gas and mining business by an initial public offering (IPO) of 17% of the common stock of Union Pacific Resources Group Inc. (Resources) followed by a distribution of UPC's remaining interest in Resources to the Corporation's stockholders on a tax-free, pro-rata basis (the Spin-Off)(see Note 3 to the Financial Statements). In October 1995, Resources completed the IPO, and, after UPC's receipt of a favorable Internal Revenue Service ruling as to the tax-free nature of the Spin-Off in September 1996, UPC completed its divestiture of Resources. The Corporation's share of Resources' financial results through September 1996 are presented as discontinued operations in the Corporation's consolidated financial statements.

Southern Pacific Rail Corporation (Southern Pacific or SP) Acquisition - In September 1995, UPC acquired 25% of Southern Pacific, and, in September 1996, it acquired the remaining 75% after receipt of a favorable decision from the Surface Transportation Board of the U.S. Department of Transportation (STB) on the Corporation's acquisition of SP. The aggregate Southern Pacific purchase price was $4.1 billion ($2.5 billion in UPC common stock and $1.6 billion in cash). The acquisition of Southern Pacific was accounted for as a purchase. The statement of consolidated income includes equity income equal to 25% of Southern Pacific's net income through September 10, 1996, reflecting UPC's ownership of Southern Pacific during such period, and 100% of Southern Pacific's net income thereafter. Southern Pacific's results were fully consolidated with the Corporation's results effective October 1, 1996 (see Note 2 to the Financial Statements).

  As a result of the SP and CNW acquisitions, UPC now operates the largest rail system in the United States, with 36,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern U.S. gateways. The Corporation also owns Overnite Transportation Company (Overnite), a major interstate trucking company specializing in less-than-truckload (LTL) shipments.

1996 Compared to 1995

Consolidated Results

The Corporation reported net income of $904 million ($4.14 per share) in 1996 compared to $946 million ($4.60 per share) in 1995.

Results of Continuing Operations

Consolidated - In 1996, the Corporation reported income from continuing operations of $733 million ($3.36 per share), compared to 1995 results of $619 million ($3.01 per share). This earnings improvement resulted primarily from continued strong financial performance at Union Pacific Railroad Company and its affiliates (collectively, the Railroad).

  Operating revenues increased $1.30 billion (17%) to $8.79 billion in 1996, reflecting increased volumes at the Railroad (the result of increased
base business, the addition of Southern Pacific volumes from   October 1,
1996 and the full-year effect of the CNW acquisition), slightly offset by lower volumes at Overnite.

(Graph of Union Pacific Railroad Carloadings)

Thousands
                       1992      1993      1994      1995      1996
                      -----     -----     -----     -----     -----
Carloadings           4,458     4,619     4,991     5,568     6,632

(Graph of Union Pacific Railroad Commodity Revenue Diversity-Pie Chart)

Commodity Revenue Diversity
Union Pacific Railroad

Automotive             10.4%
Agricultural Products  16.4
Intermodal             15.3
Industrial Products    17.9
Energy                 22.0
Chemicals              18.0

  Operating expenses increased $1.11 billion (18%) to $7.25 billion in 1996. The addition of Southern Pacific's fourth quarter 1996 operations, a full year of CNW operations, base rail volume growth and inflation were the primary factors causing increases in salaries, wages and employee benefits ($434 million); equipment and other rents ($190 million); materials and supplies ($92 million); purchased services ($81 million); casualty accruals ($48 million); and other taxes ($16 million). Fuel and utility costs rose $216 million (38%), the result of increased volumes at the Railroad and a 14% increase in fuel prices. Depreciation charges rose $120 million, primarily due to the addition of Southern Pacific and CNW properties and UPC's continued reinvestment in its equipment and rail infrastructure. Repair and maintenance expenses decreased $66 million, reflecting the Railroad's more efficient maintenance practices, improved equipment utilization and increased credits related to repairs of other railroads' freight cars. Insurance costs decreased $17 million, principally reflecting the refund of premiums associated with the liquidation of an insurance company investment, slightly offset by Southern Pacific insurance costs.

  Consolidated operating income advanced $192 million (14%) to $1.53 billion in 1996, the result of a $218 million improvement at the Railroad, partially offset by weaker results at UPC's other business segments. Other income rose $41 million, principally reflecting higher gains on property sales. Interest expense increased $51 million, the result of higher debt levels associated with the CNW and Southern Pacific acquisitions, partially offset by the favorable impact of the Resources' IPO dividend and debt refinancing activities. Income from continuing operations as a percentage of operating revenues remained unchanged from 1995 at 8.3%. Return on average common stockholders' equity declined to 12.4% in 1996 from 16.5% a year ago, reflecting the additional stock issued in connection with the Southern Pacific acquisition.

Railroad - The Railroad earned $940 million in 1996 compared to $867 million a year ago. Earnings improvements reflected base volume growth and the full-year effect of the CNW acquisition. Earnings from these acquisitions more than offset the incremental interest cost incurred in 1996 associated with related acquisition financings.

  Operating revenues grew $1.35 billion (21%) to $7.68 billion in 1996. This increase primarily relates to a $1.31 billion (22%) increase in commodity revenue, reflecting the addition of Southern Pacific and CNW volumes, base business growth and a 2% increase in average commodity revenue per car, resulting from a longer average length of haul. Carloadings grew 19% (over 1.0 million cars), detailed as follows:

Agricultural Products: Agricultural products carloadings rose 13% and commodity revenue increased $138 million (13%) to $1.22 billion. These increases reflect the addition of CNW carloadings offset by a reduction in base business carloadings, the result of low U.S. corn inventories, reduced export demand and the absence of a record 1995 grain harvest. Average commodity revenue per car was unchanged from 1995.

Automotive: Automotive commodity revenue rose 20% to $767 million as carloadings increased 20% on continued auto industry sales growth and the addition of Southern Pacific volumes. Finished autos and auto parts carloadings rose 16% and 28%, respectively, reflecting strong Mexico business. Average commodity revenue per car was unchanged from 1995.

Chemicals: Chemicals carloadings advanced 14% and commodity revenue increased $169 million (14%) to $1.34 billion, principally from the addition of Southern Pacific volumes and increased base business sparked by growth in domestic fertilizer shipments and a rise in automotive industry plastics demand. Average commodity revenue per car was unchanged from 1995.

Energy: Energy commodity revenue (primarily coal) rose 26% to $1.63 billion in 1996, driven by a 13% increase in carloadings and a 12% increase in average commodity

(Graph of Union Pacific Railroad Powder River Basin Coal Volumes)

                             1992      1993      1994      1995      1996
                             -----     -----     -----     -----     -----
Millions of Tons Originated  56        74        86        101       110


(Graph of Union Pacific Railroad Fuel Consumption Rate)

                         1992      1993      1994      1995      1996
                         -----     -----     -----     -----     -----
Gallons per Thousand     1.44      1.44      1.41      1.38      1.37
Gross Ton-Miles


revenue per car. Volume increases reflected demand from both domestic and foreign utilities for low-sulfur, Powder River Basin coal and the addition
of Southern Pacific volumes.   The Railroad averaged 24 longer and heavier
trains per day out of the Powder River Basin in 1996 compared to 23 trains per day in 1995. Average commodity revenue per car improvements resulted from a longer average length of haul related to the CNW integration.

Industrial Products: Industrial products carloadings increased 26% and commodity revenue rose $287 million (28%) to $1.33 billion, principally resulting from the addition of Southern Pacific and CNW volumes. Average commodity revenue per car grew 2%, reflecting a longer average length of haul.

Intermodal: Intermodal commodity revenue rose 29% to $1.14 billion as a 26% increase in carloadings--the result of new business, the addition of Southern Pacific and CNW volumes and strengthening domestic intermodal demand--combined with a 2% customer-mix-related increase in average commodity revenue per car.

  Operating expenses rose $1.14 billion (23%) to $6.08 billion in 1996.
The addition of Southern Pacific's fourth quarter 1996 operations, a full year of CNW operations, base rail volume growth and inflation were the primary factors causing increases in salaries, wages and employee benefits ($438 million); equipment and other rents ($188 million); materials and supplies ($92 million); purchased services ($79 million); casualty accruals ($53 million); and other taxes ($20 million). Fuel and utility costs rose $211 million, the result of increased volumes and a 13% increase in fuel prices (net of fuel hedging), slightly offset by an improved fuel consumption rate. Depreciation charges rose $118 million, primarily reflecting the addition of Southern Pacific and CNW properties and the Railroad's continued reinvestment in its equipment and rail infrastructure. Repair and maintenance expenses decreased $67 million, resulting from more efficient maintenance practices, improved equipment utilization and increased credits related to repairs of other railroads' freight cars. Insurance costs decreased $16 million, principally due to the refund of premiums associated with the liquidation of an insurance company investment slightly offset by Southern Pacific insurance costs.

  Operating income improved $218 million (16%) to $1.60 billion in 1996, while the operating ratio increased to 79.1 in 1996 from 78.1 last year. On a pro forma basis, including Southern Pacific and CNW for a full year in both periods, the operating ratio would have improved to 83.5 in 1996 from
84.2 in 1995. Interest expense increased $149 million, principally from higher debt levels associated with Southern Pacific and CNW acquisition financings. Other income increased $38 million, the result of increased real estate sales activity.

Trucking - During 1996, Overnite implemented several strategic initiatives aimed at better matching its operations to the current trucking industry business environment. Actions taken included workforce reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers. Nonetheless, aggressive pricing from regional LTL and truckload carriers continued to impact Overnite's operating results. For these reasons, Overnite reported a net loss of $43 million in 1996 compared to a net loss of $30 million in 1995. Results for both periods included goodwill amortization of $20 million.

  Overnite's operating revenues decreased $15 million (2%) to $961 million as a 6% decrease in volumes more than offset a 4% increase in average prices--resulting from Overnite's pricing initiatives. Lower volumes comprised a 3% decrease in LTL tonnage and a 29% decrease in truckload volumes.

  Operating expenses increased $4 million to $1.03 billion. Salaries, wages and employee benefit costs decreased $8 million, reflecting workforce reductions and lower volumes, partially offset by wage and benefit inflation and a $3 million workforce reduction charge. The use of intermodal rail service and contract linehaul carriers in the first half of 1996 caused a $7 million increase in purchased services. Fuel costs rose $5 million, driven by a 24% increase in fuel prices that were partially offset by a 7% volume-related reduction in fuel consumption.

(Graph of Overnite Transportation Tonnage by Category-Pie Chart)

Less-than-truckload     90.8%
Truckload                9.2%

(Graph of Overnite Transportation Revenue Per Hundredweight)

Dollars
                             1992      1993      1994      1995      1996
                             -----     -----     -----     -----     -----
Revenue Per Hundredweight    9.03      9.28      9.82     9.55      9.97

Overnite's operating loss grew $19 million to $68 million in 1996, while Overnite's operating ratio (including goodwill amortization) increased to
107.0 in 1996 from 105.0 in 1995.

Corporate Services and Other Operations - Expenses related to Corporate Services and Other Operations (consisting of corporate expenses, third-party interest charges, intercompany interest allocations, other income and income taxes related to the Corporation's holding company operations, and the results of other operating units) decreased $54 million to $164 million in 1996. This decrease largely reflects lower Corporate interest costs resulting from the utilization of Resources' IPO dividend to reduce debt levels. Other operating units generated an operating loss of $1 million in 1996 compared to operating income of $6 million in 1995.

Results of Discontinued Operations

Resources reported net income of $207 million through September 26, 1996 (the record date for the Spin-Off), compared to $351 million for the full year of 1995. As a result of Resources' October 1995 IPO and the subsequent Spin-Off, UPC recognized $171 million (approximately 83%) of Resources' net income through September 1996 in discontinued operations. The Corporation's 1995 results included 100% of Resources' net income to the date of the IPO and approximately 83% of Resources' net income thereafter in discontinued operations. These percentages reflected the Corporation's ownership of Resources during the indicated periods.

  Resources' 1996 results benefitted from higher hydrocarbon sales volumes and prices, offset by a volume-related increase in exploration and production costs, additional general and administrative expenses related to operating Resources as a stand-alone company and higher interest charges resulting from debt incurred in connection with Resources' IPO dividend to UPC.

1995 COMPARED TO 1994

Consolidated Results

The Corporation's 1995 net income was $946 million ($4.60 per share), compared to $546 million ($2.66 per share) in 1994. Results for 1995 included the effects of the acquisition of CNW and the receipt by Resources of a $79 million after-tax bankruptcy settlement from Columbia Gas Transmission Company (Columbia). Results for 1994 included a $404 million after-tax loss from the sale of UPC's waste management business and the benefit of a $116 million after-tax gain resulting from the sale of Resources' Wilmington field.

Results of Continuing Operations

Consolidated - Income from continuing operations improved $51 million (9%) in 1995 to $619 million ($3.01 per share), as a $113 million improvement at the Railroad was partially offset by a $71 million earnings decline at Overnite.

  Consolidated operating revenues increased $994 million (15%) to $7.49 billion in 1995, as the Railroad's operating revenue improvement of just more than $1 billion (reflecting the acquisition of CNW, increased base carloadings and a higher average commodity revenue per car) was slightly tempered by a $61 million decline in operating revenues at Overnite. Consolidated operating expenses rose $897 million to $6.15 billion. The addition of CNW operations, rail volume growth, rail traffic congestion in 1995 and inflation were the primary reasons for increases in salaries, wages and employee benefits ($366 million); equipment and other rents ($153 million); fuel and utility costs ($94 million); purchased services ($42 million); materials and supplies ($33 million); and repair and maintenance expenses ($22 million). Depreciation charges advanced $101 million, reflecting the CNW properties acquired and the Corporation's continued capital spending. Other increases also occurred in personal injury costs ($29 million), resulting from the acquisition of CNW and higher claims costs; the cost of real estate sold ($16 million),

(Graph of Union Pacific Railroad Revenue Ton-Miles Per Employee)

Millions

                        1992      1993      1994      1995      1996
                        -----     -----     -----     -----     -----
Revenue Ton-Miles       7.21      7.66      8.21      8.82      9.40
Per Employee

resulting from higher non-rail real estate sales activity; other taxes ($14 million), reflecting the addition of CNW; and insurance costs ($7 million) due to the absence of 1994 premium refunds.

  Consolidated operating income advanced $97 million (8%) to $1.34 billion in 1995, resulting from a $211 million improvement at the Railroad, partially offset by weaker operating results at Overnite. Other income increased $41 million from interest associated with 1995 Railroad Retirement Tax claim settlements and higher gains on property sales. Interest expense rose $103 million, principally from the higher debt levels associated with the CNW acquisition and the Southern Pacific first-step cash tender offer. Income from continuing operations as a percentage of operating revenues fell to 8.3% in 1995 from 8.7% in 1994, reflecting Overnite's performance decline. Return on average common stockholders' equity improved to 16.5% in 1995 from 10.9% in 1994, reflecting 1995 net income growth.

Railroad - The Railroad earned $867 million in 1995, a 15% increase from $754 million in 1994. Earnings improvements reflected the addition of CNW, base volume growth and improvements in average prices, which more than offset a $65 million after-tax increase in interest cost related to financing the CNW acquisition and the Southern Pacific cash tender offer.

  Revenues improved $1.01 billion (19%) to $6.33 billion, as CNW business of approximately $800 million combined with a 5% improvement in average commodity revenue per car, reflecting a longer average length of haul, favorable traffic mix shifts and pricing improvements. Carloadings grew 12% (nearly 577,000 cars) year-over-year, resulting from net incremental volumes from the acquisition of CNW and business expansion.

  Operating expenses rose $797 million to $4.94 billion in 1995.
Incremental CNW volumes, inflation and system congestion (caused by the late arrival of new power and amplified by the CNW integration) were the principal drivers causing an escalation in salaries, wages and employee benefits ($301 million); rent expense ($150 million); fuel and utility costs ($92 million); materials and supplies expense ($32 million); purchased services ($31 million); and repair and maintenance expenses ($22 million). Depreciation rose $100 million, reflecting the addition of CNW properties and continued capital spending. Personal injury expense rose $28 million, reflecting the addition of CNW and higher average settlement costs, while other taxes increased $19 million--primarily the result of the CNW consolidation.

  Operating income improved $211 million (18%) to $1.38 billion in 1995, while the operating ratio increased to 78.1 in 1995 from 77.9 in 1994. On a pro forma basis, including CNW in 1994 results, the operating ratio would have been flat year-over-year.

Trucking - Overnite's operating environment was extremely difficult throughout 1995. The major factors affecting Overnite's operations were aggressive pricing from regional LTL and truckload carriers, soft volumes caused by industry overcapacity, incremental expenses associated with attempts by the International Brotherhood of Teamsters (Teamsters) to unionize certain Overnite service centers and ongoing operational inefficiencies associated with declining volumes. As a result, Overnite reported a $30 million net loss in 1995, compared to $41 million of net income in 1994. Results include goodwill amortization of $20 million in 1995, $3 million less than 1994, because of a favorable tax settlement related to the deductibility of intangible assets.

  Operating revenues declined $61 million (6%) in 1995 to $976 million. Volumes were down 4%, while average prices declined 3%. Operating expenses increased $55 million in 1995 to just over $1 billion. Salaries, wages and employee benefit costs increased $39 million, caused by wage and benefit inflation. General and administrative costs increased $12 million-- reflecting costs incurred in response to unionization efforts, an increased provision for uncollectible accounts and higher insurance costs. In addition, depreciation expense increased $5 million, reflecting continued capital spending. Overnite recorded an operating loss of $49 million in 1995, compared to operating income of $67 million in 1994, as the operating ratio (including goodwill amortization) increased to 105.0 from 93.6 in 1994.

(Graph of Union Pacific Corporation Cash from Continuing Operations)

$ Millions

                           1992      1993      1994      1995      1996
                           -----     -----     -----     -----     -----
Cash from Continuing       842       975       1,079     1,454     1,657
Operations

(Graph of Union Pacific Corporation Capital Investments)

$ Millions

                           1992      1993      1994      1995      1996
                           -----     -----     -----     -----     -----
Capital Investments        864       899       876       1,058     1,360


Corporate Services and Other Operations - Expenses related to Corporate Services and Other Operations decreased $9 million to $218 million in 1995. The decrease was largely the result of a favorable payroll tax settlement and lower professional fees. Other operating units generated operating income of $6 million in 1995, compared to operating income of $4 million in 1994--reflecting improved operating results at the Corporation's other operations.

Results of Discontinued Operations

Income from discontinued operations increased $349 million to $327 million in 1995, reflecting the absence of a loss from the sale of UPC's waste management unit in 1994. Resources' 1995 earnings declined $39 million from 1994 to $351 million, as lower natural gas prices, higher interest costs caused by debt incurred by Resources in connection with its IPO dividend to UPC and the absence of the 1994 Wilmington field sale were only partially mitigated by the 1995 Columbia bankruptcy settlement and higher sales volumes. As a result of Resources' October 1995 IPO, UPC recognized $327 million of Resources' 1995 net income in discontinued operations, reflecting the Corporation's ownership of Resources.

CASH FLOWS, LIQUIDITY AND FINANCIAL RESOURCES

In 1996, cash from continuing operations was $1.66 billion, compared to $1.45 billion in 1995. This $203 million increase primarily reflects higher income from continuing operations ($114 million), lower CNW merger-related payments and a higher proportion of non-cash expenses included in net income.

  Cash used in investing activities was $1.09 billion in 1996 compared to $2.57 billion in 1995. This decrease primarily reflects proceeds from the collection of IPO-related notes receivable ($650 million) and reduced cash payments for strategic acquisitions ($1.61 billion). These items were tempered by higher capital expenditures ($302 million), reflecting the capital spending requirements resulting from the Southern Pacific and CNW acquisitions, reduced cash provided by Resources ($201 million) and the absence of $225 million in proceeds from the sale of UPC's waste management unit, collected in January 1995.

  Cash used in financing activities was $602 million in 1996 compared to cash provided by financing activities of $1.23 billion in 1995. This change in cash reflects debt repayments in excess of borrowings (principally from reduced acquisition financings) and the absence of proceeds from Resources' IPO. The ratio of debt to capital employed decreased to 49.4% at December 31, 1996 compared to 50.0% a year ago. This improvement resulted from increased debt levels associated with the purchase of Southern Pacific shares in September 1996 and the consolidation of Southern Pacific's debt, which were more than offset by the 1996 stockholders' equity increase.

  In December 1996, the Corporation completed the registration of $1 billion of securities for public issuance. Issuances under the registration statement are expected to occur during 1997 and 1998, and will be used for general corporate purposes, including repayment of borrowings, working capital requirements and capital expenditures.

  In October 1996, the Corporation completed its tender offer for Southern Pacific's $375 million principal amount of 9-3/8% Senior Notes due 2005 (the Notes). In connection with the tender offer, UPC retired approximately 90% of the Notes. Investors tendering their Notes were also required to consent to certain amendments to the Indenture pursuant to which the Notes were issued, which eliminated or modified certain restrictive covenants under the Indenture. The Corporation also repaid certain other higher cost Southern Pacific debt, including $250 million in borrowings under Southern Pacific Transportation Company's (SPT) credit facility and $30 million principal amount of SPT's First and Refunding Mortgage 8.20% Bonds, Series B, due 2001. The Corporation issued comercial paper to fund the refinancing activities.

(Graph of Union Pacific Corporation Shareholder Value)

                             1992    1993    1994    1995    1996
                             -----   -----   -----   -----   -----
Stock Price at Year-End      58.50   62.63   45.38   66.00   84.69


     At year-end 1996, the Corporation had $2.8 billion of outstanding credit facilities expiring in 2001, of which $2.6 billion was available for use.

OTHER MATTERS

Personal Injury - Over the past 10 years work-related injuries have declined by more than 10% annually (reflecting aggressive safety and training programs), while the average settlement cost per claim has continued to rise significantly. Annual expenses for injury-related events were $251 million in 1996, $222 million in 1995 and $194 million in 1994. Compensation for work-related accidents is governed by the Federal Employers' Liability Act (FELA). Under FELA, damages are assessed based on a finding of fault through litigation or on out-of-court settlements. The Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

Environmental Costs - The Corporation generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 390 sites, including approximately 60 sites currently on the Superfund National Priorities List or state superfund lists, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

     A liability of $231 million has been accrued for future costs at all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 25% higher. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations.
The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and/or the speculative nature of remediation costs.

     Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $28 million in both 1996 and 1995. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $10 million and $11 million in 1996 and 1995, respectively, for control and prevention, a portion of which has been capitalized. In 1997, the Corporation anticipates spending $68 million for remediation and $14 million for control and prevention. In addition, in connection with the integration of the Union Pacific Railroad Company and its affiliate Missouri Pacific Railroad Company
(MPRR)(collectively UPRR) and Southern Pacific rail systems, in 1997, UPC may spend up to $30 million in remediation costs related to the closure of major Southern Pacific shops and facilities. The majority of the December 31, 1996 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations. However, future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Corporation.

Labor Matters - Approximately 90% of the Railroad's 54,000 employees are represented by rail unions. During 1996, nearly all of UPRR's unionized workforce of ratified five-year national agreements that include a combination of general wage increases and lump-sum payments. In addition, the contracts provide for increased flexibility in work rules. With respect to Southern Pacific's unionized workforce, under the conditions imposed by the

(Graph of Union Pacific Corporation Dividends Declared)

$ Millions

                          1992      1993     1994    1995     1996
                          -----     -----    -----   -----    -----
Dividends Declared        289       315      341     353      371

(Graph of Union Pacific Corporation Book Value)

$ per Share
                          1992      1993     1994    1995     1996
                          -----     -----    -----   -----    -----
Book Value                22.75     23.81    24.92   30.93    33.35


STB in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions must be negotiated before the UPRR and Southern Pacific rail systems can be fully integrated. UPRR has begun negotiations with the union leadership representing Southern Pacific's workforce and expects union agreements to be ratified in 1997 and 1998. To date, the leadership of certain regional shopcraft, carmen and clerical unions (collectively representing approximately 40% of Southern Pacific's unionized workforce) have negotiated agreements relating to the consolidation and coordination of UPRR's and Southern Pacific's operations. The terms of ratified and pending labor agreements are not expected to have a material adverse effect on the Corporation's results of operations.

     Overnite continues to oppose the efforts of the Teamsters to unionize Overnite service centers. Since year-end 1994, over 50 of Overnite's 161 service centers have received petitions for union elections. Where elections have been held, 29 Overnite service centers voted against representation and two elections remain unresolved. The employees of three service centers that previously voted for union representation filed petitions with the National Labor Relations Board (NLRB) to decertify the Teamsters as their union bargaining representative. Thirteen service centers, representing approximately 8% of Overnite's nationwide workforce, have voted for union representation, and the Teamsters have been certified as the bargaining representative for such employees without challenge by Overnite. Seven other service centers, representing another 9% of Overnite's nationwide workforce, have either voted for union representation or it is unclear how such employees have voted, and such elections are currently being challenged by Overnite before the NLRB or the Federal courts. Overnite has begun negotiations with the Teamsters at the certified service centers and does not anticipate that these negotiations will have a significant impact on its future operating results.

Management - At year-end 1996, Drew Lewis retired as Chairman and Chief Executive Officer of the Corporation. Richard K. Davidson, the Corporation's former President and Chief Operating Officer, was elected by the Board of Directors as Chairman, President and Chief Executive Officer.

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

Interest Rates - The Corporation manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of each as debt matures or incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed rate debt securities.

Fuel - Over the past three years, fuel costs approximated 10% of the Corporation's total operating costs. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation periodically uses swaps, futures and forward fuel contracts to mitigate the risk of fuel price volatility. The intent of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes.

(Graph of Union Pacific Railroad Locomotives at Year-End)

Locomotives
                           1992      1993    1994    1995    1996
                           -----     -----   -----   -----   -----
Locomotives                3,074     3,142   3,132   4,136   6,755



Sensitivity Analysis - UPC had a limited number of interest rate swaps in place at year-end 1996 (see Note 4 to the Financial Statements). If market interest rates changed 5%, the related change in value of interest rate swaps would not have a significant impact on the Corporation's interest expense or net income.

Pending Accounting Pronouncements - The Financial Accounting Standards Board issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for determining if transfers of financial assets are sales or secured borrowings and which revises the accounting rules for liabilities extinguished by an in-substance defeasance. This statement is effective for transfers of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is not expected to have any impact on UPC's operating results or financial condition.

     The American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities," effective for 1997, which clarified the accounting for environmental remediation liabilities. Adoption is not expected to have a significant impact on UPC's operating results or financial condition.

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

1997 Capital Spending - The Corporation's 1997 capital expenditures, debt service requirements and payments related to the integration of Southern Pacific's rail operations will be funded primarily through cash generated from operations and additional debt financings. The Corporation expects that such sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future.

     The Corporation expects to increase its level of capital spending to $2.1 billion in 1997, including over $500 million to integrate the UPRR and Southern Pacific rail systems. Railroad-related capital expenditures will be used to continue capacity expansion on its main lines, upgrade and augment equipment to meet customer needs and develop and implement new technologies. A portion of these expenditures is anticipated to be funded from the sale or lease of various operating and nonoperating properties of Southern Pacific. Overnite will continue to maintain its truck fleet and upgrade technology.

1997 Business Outlook - Rail volumes are anticipated to improve across all commodities in 1997, as a result of base business growth, a full year of Southern Pacific operations and Railroad consolidation efficiencies. Continued strong demand for low-sulfur coal and coal corridor productivity improvements are expected to drive the continued expansion of energy business. A strong 1996 fall harvest and normal harvest conditions in 1997 should result in rebounding grain carloadings. Continued strength in the economy should escalate automotive, chemicals and intermodal volumes. Automotive traffic will be further enhanced by continued auto parts and finished autos business with Mexico, while intermodal volumes should benefit from the introduction of a new premium train service linking California to Chicago and Memphis.
Average commodity revenue per car is also expected to improve in 1997, reflecting the effects of longer average hauls, favorable product mix changes and price improvements.

(Graph of Union Pacific Corporation Assets)

$ Millions

                        1992     1993     1994    1995    1996
                        -----    -----    -----   -----   -----
Assets                  12,901   13,797   14,543  19,446  27,914


(Graph of Union Pacific Corporation Revenues Per Employee)

$Thousands

                        1992     1993     1994    1995     1996
                        -----    -----    -----   -----    -----
Revenues per Employee   135.0    136.3    143.0   151.4    160.3



     In January 1997, a continuation of record snowfalls followed by heavy rains in northern California and the Pacific Northwest have caused flooding and mud slides in these regions, resulting in track closings and washouts on the I-5 corridor and the Feather River Canyon route. Although damage estimates are significant, the Railroad expects that a substantial portion of these costs will be recovered through insurance settlements. The Railroad has avoided any significant impact on its service by rerouting trains to unaffected lines.

     The acquisition of Southern Pacific is anticipated to yield annual benefits to operating income of $820 million, once Southern Pacific's operations have been fully integrated with UPRR's existing operations over the five-year period ending in 2001. The Railroad will consolidate Southern Pacific's and UPRR's operations by region, beginning in mid-1997.

     In January 1997, the Railroad merged MPRR into Union Pacific Railroad Company. In connection with this merger, Union Pacific Railroad Company assumed all debt obligations of MPRR. This merger is expected to reduce administrative costs, simplify billing and enhance customer service opportunities.

     Overnite will continue the reorganization of its business operations to meet the current trucking industry environment. As a result of these efforts, UPC anticipates that Overnite will improve its financial results during 1997.

Year 2000 Costs - In 1995, UPC began modifying its computer system programming to process transactions in the year 2000. Anticipated spending for this modification will be expensed as incurred and is not expected to have a significant impact on the Corporation's ongoing results of operations.

CAUTIONARY INFORMATION

Certain information included in this report contains, and other materials filed or to be filed by the Corporation with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Corporation) contain or will contain, forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.
Such forward-looking information may include, without limitation, statements that the Corporation does not expect that lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, results of operations or liquidity and other similar expressions concerning matters that are not historical facts, and projections as to the Corporation's financial results. Such forward-looking information is or will be based on information available at that time and is or will be subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. Important factors that could cause such differences include but are not limited to industry competition and regulatory developments, natural events such as floods and earthquakes, the effects of adverse general economic conditions, fuel prices and the ultimate outcome of environmental investigations or proceedings and other types of claims and litigation.

INDEPENDENT AUDITORS' REPORT

Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statement of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1996 and 1995, and the related statements of consolidated income, changes in common stockholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

New York, New York
January 23, 1997


RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The accompanying financial statements, which consolidate the accounts of Union Pacific Corporation and its subsidiaries, have been prepared in conformity with generally accepted accounting principles.

     The integrity and objectivity of data in these financial statements and accompanying notes, including estimates and judgments related to matters not concluded by year-end, are the responsibility of management as is all other information in this Annual Report. Management devotes ongoing attention to review and appraisal of its system of internal controls. This system is designed to provide reasonable assurance, at an appropriate cost, that the Corporation's assets are protected, that transactions and events are recorded properly and that financial reports are reliable. The system is augmented by a staff of corporate traveling auditors supplemented by internal auditors in the subsidiary operating companies; careful attention to selection and development of qualified financial personnel; programs to further timely communication and monitoring of policies, standards and delegated authorities; and evaluation by independent auditors during their audits of the annual financial statements.

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



/s/ Dick Davidson

Chairman, President and Chief Executive Officer



/s/ L. White Matthews, III

Executive Vice President-Finance



/s/ Joseph E. O'connor, Jr.

Vice President and Controller

                 BUSINESS SEGMENTS
                 Union Pacific Corporation and Subsidiary Companies

__________________________________________________________________________________
                 Millions of Dollars                  1996        1995        1994
__________________________________________________________________________________
Operating        Railroad  . . . . . . . . . . . . $ 7,680     $ 6,326     $ 5,318
Revenues         Trucking  . . . . . . . . . . . .     961         976       1,037
                 Corporate services and
                  other operations . . . . . . . .     145         184         137
__________________________________________________________________________________
                 Total . . . . . . . . . . . . . . $ 8,786     $ 7,486     $ 6,492
__________________________________________________________________________________
Operating Income Railroad . . . . .. . . . . . . . $ 1,602     $ 1,384     $ 1,173
(Loss)           Trucking. . . . . . . . . . . . .     (68)        (49)         67
                 Corporate services and
                   other operations. . . . . . . .      (1)          6           4
__________________________________________________________________________________
                 Total . . . . . . . . . . . . . . $ 1,533     $ 1,341     $ 1,244
__________________________________________________________________________________
Income (Loss)    Railroad . .  . . . . . . . .     $   940     $   867     $   754
from Continuing  Trucking . .  . . . . .. . . .        (43)        (30)         41
Operations       Corporate services and
                   other operations. . . . . . .      (164)       (218)       (227)
__________________________________________________________________________________
                 Total. . . . .  . . . . . . . . . $   733     $   619     $   568
__________________________________________________________________________________
Cash from        Railroad . .  . . . . .. . . . .  $ 1,767     $ 1,486     $ 1,061
Continuing       Trucking . . . . . . . . . . . .       47          37         116
Operations       Corporate services and
                   other operations. . . . . . . .    (157)        (69)        (98)
___________________________________________________________________________________
                 Total  .. . . . . . . . . . . . . $ 1,657     $ 1,454      $ 1,079
___________________________________________________________________________________
Assets           Railroad. . . .  . . . . .. . . . $26,265     $15,694      $10,455
(at Year-End)    Trucking . .  . . . . . . . . . .   1,225       1,270        1,420
                 Corporate services and
                   other operations. . . . . . . .     424       2,482        2,668
___________________________________________________________________________________
                 Total. .. . . .  . . . . .. . . . $27,914     $19,446      $14,543
___________________________________________________________________________________
Depreciation and Railroad . .  . . . . . . . .     $   686     $   568      $   468
Amortization     Trucking . .  . . . . . . . .          65          64           63
                 Corporate services and
                   other operations . . . . . .         11          10           10
___________________________________________________________________________________
                 Total. . . . . . . . . . . . .    $   762     $   642      $   541
___________________________________________________________________________________
Capital          Railroad . . . . . . . . . . .    $ 1,339     $   970      $   769
Investments      Trucking. . . .  . . . . . . .         10          49           93
                 Corporate services and
                   other operations  . . . . . .        11          39           14
___________________________________________________________________________________
                 Total. .. . . .  . . . . . . .    $ 1,360     $ 1,058      $   876


                 This information should be read in conjunction with the accompanying accounting policies and notes to the financial statements.

                    STATEMENT OF CONSOLIDATED INCOME

                    Union Pacific Corporation and Subsidiary Companies

________________________________________________________________________________________
                    Millions of Dollars, Except Per Share Amounts    1996    1995   1994
_________________________________________________________________________________________
Operating Revenues  Railroad, trucking and other . . . . . . . . .$ 8,786 $ 7,486 $ 6,492
                    _____________________________________________________________________
Operating Expenses  Salaries, wages and employee benefits. . . . .  3,260   2,826   2,460
                    Equipment and other rents. . . . . . . . . . .    885     695     542
                    Fuel and utilities (Note 4). . . . . . . . . .    790     574     480
                    Depreciation and amortization  . . . . . . . .    762     642     541
                    Purchased services . . . . . . . . . . . . . .    491     410     368
                    Materials and supplies . . . . . . . . . . . .    469     377     344
                    Other costs  . . . . . . . . . . . . . . . . .    596     621     513
                    _____________________________________________________________________
                    Total  . . . . . . . . . . . . . . . . . . . .  7,253   6,145   5,248
                    _____________________________________________________________________
Income              Operating Income . . . . . . . . . . . . . . .  1,533   1,341   1,244
                    Other Income (Note 12) . . . . . . . . . . . .    182     141     100
                    Interest Expense (Notes 2, 3, 4 and 7) . . . .   (501)   (450)   (347)
                    Corporate Expenses . . . . . . . . . . . . . .   (101)    (99)    (99)
                    _____________________________________________________________________
                    Income before Income Taxes . . . . . . . . . .  1,113     933     898
                    Income Taxes (Note 6). . . . . . . . . . . . .   (380)   (314)   (330)
                    _____________________________________________________________________
                    Income from Continuing Operations. . . . . . .    733     619     568
                    Income (Loss)from Discontinued
                    Operations (Note 3). . . . . . . . . . . . . .    171     327     (22)
                    _____________________________________________________________________
                    Net Income . . . . . . . . . . . . . . . . . .$   904 $   946 $   546
_________________________________________________________________________________________
Per Share           Income from Continuing Operations. . . . . . .$  3.36 $  3.01 $  2.76
                    Income(Loss)from Discontinued
                     Operations. . . . . . . . . . . . . . . . . .   0.78    1.59   (0.10)
                    Net Income . . . . . . . . . . . . . . . . . .   4.14    4.60    2.66
                    Dividends. . . . . . . . . . . . . . . . . . .   1.72    1.72    1.66

                    The accompanying accounting policies and notes to the financial statements are an integral part of these statements.


                    STATEMENT OF CONSOLIDATED FINANCIAL POSITION
                    Union Pacific Corporation and Subsidiary Companies

____________________________________________________________________________
                   Millions of Dollars                       1996       1995
____________________________________________________________________________
Assets             _________________________________________________________

Current Assets     Cash and temporary investments  . . .  $   191    $   230
                   Accounts receivable (Note 4). . . . .      494        349
                   Inventories       . . . . . . . . . .      304        238
                   Notes receivable from Resources
                     (Note 3). . . . . . . . . . . . . .       --        650
                   Other current assets (Note 6) . . . .      345        212
                   _________________________________________________________
                   Total . . . . . . . . . . . . . . . .    1,334      1,679
                   _________________________________________________________
Investments        Investments in and advances to
                    affiliated companies (Note 2). . . .      387      1,260
                   Other investments . . . . . . . . . .      226        187
                   _________________________________________________________
                   Total . . . . . . . . . . . . . . . .      613      1,447
                   _________________________________________________________
Properties         Cost (Notes 2 and 5)  . . . . . . . .   30,097     18,748
                   Accumulated depreciation (Note 5) . .   (5,053)    (4,643)
                   _________________________________________________________
                   Net . . . . . . . . . . . . . . . . .   25,044     14,105
                   _________________________________________________________
Other              Excess Acquisition Costs - Net  . . .      700        730
                   Net Assets of Discontinued
                     Operations (Note 3) . . . . . . . .       --      1,312
                   Other Assets. . . . . . . . . . . . .      223        173
                   _________________________________________________________
                   Total Assets. . . . . . . . . . . . .  $27,914    $19,446
____________________________________________________________________________
Liabilities and Stockholders' Equity
                   _________________________________________________________
Current            Accounts payable. . . . . . . . . . .  $   705    $   436
Liabilities        Accrued wages and vacation. . . . . .      427        284
                   Accrued casualty costs. . . . . . . .      332        192
                   Dividends and interest. . . . . . . .      293        203
                   Income and other taxes. . . . . . . .      250        178
                   Debt due within one year (Note 7) . .      127        132
                   Other current liabilities (Note 2). .      922        474
                   _________________________________________________________
                   Total . . . . . . . . . . . . . . . .    3,056      1,899
                   _________________________________________________________
Other Liabilities  Debt Due after One Year (Notes 2, 3,
and Stockholders'   and 7)   . . . . . . . . . . . . . .    7,900      6,232
Equity             Deferred Income Taxes (Note 6)  . . .    5,939      3,498
                   Accrued Casualty Costs. . . . . . . .      730        352
                   Retiree Benefits Obligation (Note 9).      720        588
                   Other Long-Term Liabilities
                    (Notes 2 and 11) . . . . . . . . . .    1,344        297
                   Minority Interest in Consolidated
                    Subsidiary (Note 3)  . . . . . . . .       --        216
                   Common Stockholders' Equity (page 37)    8,225      6,364
                   _________________________________________________________
                   Total Liabilities and
                    Stockholders' Equity  . . . . . . . . $27,914    $19,446

                   The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                   STATEMENT OF CONSOLIDATED CASH FLOWS
                   Union Pacific Corporation and Subsidiary Companies

______________________________________________________________________________
               Millions of Dollars                      1996    1995     1994
______________________________________________________________________________
Cash from      Net income  . . . . . . . . . . . . .   $  904  $  946   $  546
Continuing     Non-cash charges to income:
Operations      Depreciation and amortization  . . .      762     642      541
                Deferred income taxes (Note 6) . . .      166     151      175
                Other - net  . . . . . . . . . . . .     (572)    358     (260)
                (Income)loss from discontinued
                 operations (Note 3) . . . . . . . .     (171)   (327)      22
                Changes in current assets and
                 liabilities (Note 2). . . . . . . .      568    (316)      55
                ______________________________________________________________
                Cash from Continuing Operations. . .    1,657   1,454    1,079
                ______________________________________________________________
Investing       Capital investments  . . . . . . . .   (1,360) (1,058)    (876)
Activities      Cash provided (used) by discontinued
                 operations (Note 3) . . . . . . . .      41      467     (295)
                Proceeds from Resources notes
                 receivable repayment (Note 3) . . .     650       --       --
                Investments and acquisitions (Note 2)   (539)  (2,146)      --
                Proceeds from sale of assets and other
                 investing activities  . . . . . . .     114      168       28
                ______________________________________________________________
                Cash Used in Investing Activities. .  (1,094)  (2,569)  (1,143)
                ______________________________________________________________
Equity and      Dividends paid . . . . . . . . . . .    (353)    (353)    (334)
Financing       Debt repaid  . . . . . . . . . . . .  (2,047)  (1,531)    (319)
Activities      Financings (Note 2)  . . . . . . . .   1,741    2,275      731
                Proceeds from Resources' stock
                 offering (Note 3) . . . . . . . . .      --      844       --
                Other - net  . . . . . . . . . . . .      57       (5)      (1)
                --------------------------------------------------------------
                Cash (Used in) Provided by Equity and
                 Financing Activities. . . . . . . .    (602)   1,230       77
                ______________________________________________________________
                Net Change in Cash and Temporary
                  Investments  . . . . . . . . . . .  $  (39)  $  115   $   13
______________________________________________________________________________
Changes in      Accounts receivable . . . . . . . .   $   14   $   47   $  (19)
Current Assets  Inventories . . . . . . . . . . . .       12       19      (29)
and Liabilities Other current assets. . . . . . . .      762     (281)    (307)
(Excluding SP   Accounts, wages and vacation payable       4       80      (21)
Assets/         Debt due within one year. . . . . .      (62)    (295)     345
Liabilities     Other current liabilities . . . . .     (162)     114       86
Acquired)       --------------------------------------------------------------
                 Total. . . . . . . . . . . . . . .   $  568   $ (316)  $   55
                ______________________________________________________________
                 The accompanying accounting policies and notes to the
                 financial statements are an integral part of these statements.

                 STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                 Union Pacific Corporation and Subsidiary Companies

______________________________________________________________________________
                 Millions of Dollars                    1996     1995     1994
______________________________________________________________________________
Common Stock     Common Stock, $2.50 par value
                   (authorized 500,000,000 shares)

                 Balance at beginning of year
                   (232,317,010 issued shares in 1996;
                   231,837,976 in 1995; 230,788,175 in
                   1994) . . . . . . . . . . . . . . . $ 581   $  580   $  577

                 Common stock issued in Southern
                   Pacific acquisition (38,089,704
                   shares)(Note 2) . . . . . . . . . .    95       --       --

                 Conversions, exercises of stock
                   options and other (4,188,437 shares
                   in 1996; 479,034 in 1995; 1,049,801
                   in 1994). . . . . . . . . . . . . .    10        1        3
                 _____________________________________________________________
                 Balance at end of year (274,595,151
                   issued shares in 1996; 232,317,010 in
                   1995; 231,837,976 in 1994). . . . .   686      581      580
                 _____________________________________________________________
Paid-in Surplus  Balance at beginning of year. . . . . 2,111    1,428    1,383

                 Common stock issued in Southern
                   Pacific acquisition (Note 2). . . . 2,381       --       --
                 Distribution of investment in
                   Resources (Note 3). . . . . . . . .  (638)      --       --
                 Issuance of Resources' no par common
                   stock (Note 3). . . . . . . . . . .    --      638       --
                 Conversions, exercises of stock options
                   and other . . . . . . . . . . . . .   155       45       45
                 _____________________________________________________________
                 Balance at end of year. . . . . . . . 4,009    2,111    1,428
                 _____________________________________________________________
Retained         Balance at beginning of year. . . . . 5,327    4,734    4,529
Earnings         Net income. . . . . . . . . . . . . .   904      946      546
                 _____________________________________________________________
                 Total . . . . . . . . . . . . . . . . 6,231    5,680    5,075
                 Cash dividends declared . . . . . . .  (371)    (353)    (341)
                 Distribution of investment in
                   Resources (Note 3). . . . . . . . .  (598)      --       --
                 _____________________________________________________________
                 Balance at end of year (Note 7) . . . 5,262   5,327    4,734
                 ______________________________________________________________
Treasury Stock   Balance at end of year, at cost
                   (27,935,628 shares in 1996;
                   26,737,806 in 1995;
                   25,900,775 in 1994) . . . . . . . .(1,732) (1,655)  (1,611)
                 _____________________________________________________________
                 Total Common Stockholders'
                   Equity (Note 10). . . . . . . . .  $8,225  $6,364   $5,131

                 The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS



SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation or UPC) and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned) are accounted for on the equity method. All material intercompany transactions are eliminated.

Cash and Temporary Investments

Temporary investments are stated at cost that approximates fair value and consist of investments with original maturities of three months or less.

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

Long-Lived and Intangible Assets

Amortization of costs in excess of the fair value of net assets of acquired businesses is generally recorded over 40 years on a straight-line basis. The Corporation regularly assesses the recoverability of its long-lived and intangible assets through a review of undiscounted cash flows and fair values of those assets.

Revenue Recognition

Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred.

Hedging Transactions

The Corporation periodically hedges fuel purchases and interest rates. Unrealized gains and losses from swaps, futures and forward contracts are deferred and recognized as the fuel is consumed. The differential to be paid or received on interest rate swaps is accrued as interest rates change and recognized as interest expense over the life of the agreements (see Note 4).

Earnings Per Share

Earnings per share are based on the weighted average number of common shares outstanding during the periods, plus shares issuable upon exercise of outstanding stock options (see Note 10).

Minority Interest

Minority interest represents the minority stockholders' proportionate share of the equity of Union Pacific Resources Group Inc. (Resources). At December 31, 1995, the Corporation owned approximately 83% of Resources' outstanding common stock, which UPC distributed via a special dividend to its stockholders in 1996 (see Note 3).

Use of Estimates

The consolidated financial statements of the Corporation include estimates and assumptions regarding certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.


Change in Presentation

Certain 1995 and 1994 amounts have been restated to conform to the 1996 financial statement presentation. Resources and USPCI, Inc. (USPCI) are classified as discontinued operations (see Note 3).

1.    Nature of Operations

UPC consists of two major business segments operating principally in the United States and engaging in rail transportation and trucking.

Railroad - The Corporation's largest segment is Union Pacific Railroad Company (including Missouri Pacific Railroad Company and, as of May 1, 1995, Chicago and North Western Transportation Company (CNW))(UPRR), and, as of October 1, 1996, Southern Pacific Rail Corporation (Southern Pacific or
SP)(see Note 2)(collectively the Railroad). The Railroad is the largest rail system in the United States, with 36,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern U.S. gateways. The Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and (primarily through interline connections) Canadian borders. The Railroad is subject to price and service competition from other railroads, motor carriers and barge operators. The Corporation expects to integrate the operations of Southern Pacific with UPRR during 1997 and 1998.

  Approximately 90% of the Railroad's 54,000 employees are represented by rail unions. During 1996, nearly all of UPRR's unionized workforce ratified five-year national agreements, which include a combination of general wage increases and lump-sum payments. In addition, the contracts provide for increased flexibility in work rules. Under the conditions imposed by the Surface Transportation Board of the U.S. Department of Transportation (STB) in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions representing SP employees must be negotiated before the UPRR and Southern Pacific rail systems can be fully integrated. The Corporation has begun negotiations with these unions and expects revised agreements to be ratified in 1997 and 1998.

Trucking - The Corporation's other major line of business is truck transportation. Overnite Transportation Company (Overnite), a major interstate trucking company specializing in less-than-truckload shipments, serves all 50 states and portions of Canada and Mexico through 161 service centers located throughout the United States. Overnite transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products. Overnite experiences intense service and price competition from both regional and national motor carriers.

  As the nation's largest non-union trucking company, Overnite is periodically targeted by major labor organization efforts and is currently the subject of an organizational campaign instituted by the International Brotherhood of Teamsters (Teamsters) at many of its service centers. Since year-end 1994, over 50 of Overnite's 161 service centers have received petitions for union elections. Where elections have been held, 29 Overnite service centers voted against representation and two elections remain unresolved. The employees of three service centers that previously voted for union representation filed petitions with the National Labor Relations Board
(NLRB) to decertify the Teamsters as their union bargaining representative. Thirteen service centers, representing approximately 8% of Overnite's nationwide workforce, have voted for union representation, and the Teamsters have been certified as the bargaining representative for such employees without challenge by Overnite. Seven other service centers, representing another 9% of Overnite's nationwide workforce, have either voted for union representation or it is unclear how such employees have voted, and such elections are currently being challenged by Overnite before the NLRB or the Federal courts. Overnite has begun negotiations with the Teamsters at the service centers where the Teamsters have been certified as the bargaining representative.

  During 1996, Overnite's operating environment continued to be extremely difficult. However, during the year, Overnite implemented several strategic initiatives aimed at better matching its operations to the current trucking industry environment. These actions included workforce reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers.

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

2.    Acquisitions

Southern Pacific - In August 1996, the STB issued a written decision approving the acquisition of Southern Pacific by UPC with certain conditions. UPC consummated the acquisition of Southern Pacific in September 1996 by acquiring the remaining 75% of Southern Pacific common shares not previously owned by the Corporation for $25 per SP share in cash, 0.4065 shares of the Corporation's common stock per SP share or a combination thereof, at the holder's election and subject to proration. As a result of the initial cash tender offer in 1995 for 25% of Southern Pacific's outstanding shares and the acquisition of the remaining 75% of Southern Pacific shares, 60% of the outstanding Southern Pacific shares were converted into 38.1 million shares of UPC common stock, and the remaining 40% of the outstanding shares were acquired for $1,562 million in cash. UPC initially funded the cash portion of the acquisition with credit facility borrowings.

  The acquisition of Southern Pacific has been accounted for using the purchase method. Results for 1996 include equity income equal to 25% of Southern Pacific's net income through September 10, 1996, reflecting UPC's ownership of SP during such period, and 100% of Southern Pacific's net income thereafter. SP's results have been fully consolidated with the Corporation effective October 1, 1996. The purchase price was determined as follows and was based on a market value of the Corporation's common stock of $65.00 per share, the value at the time of the announcement of the merger agreement between the Corporation and Southern Pacific.

_____________________________________________________________
Millions of Dollars
_____________________________________________________________
Initial 25% investment in SP on September 15, 1995
  including equity income . . . . . . . . . . . . . .  $  990
Second-step cash purchase (23.4 million shares at
  $25.00 per SP share) on September 11, 1996. . . . .     586
Merger exchange of SP shares (93.7 million SP shares
  converted into 38.1 million shares of UPC common
  stock at $65.00 per share) on September 11, 1996. .   2,476
Transaction costs . . . . . . . . . . . . . . . . . .      45
_____________________________________________________________
Purchase price to be allocated. . . . . . . . . . . .  $4,097
_____________________________________________________________



The Southern Pacific purchase price has been allocated as follows:
_____________________________________________________________
Millions of Dollars
_____________________________________________________________
Purchase price to be allocated  . . . . . . . . . . .  $4,097
Pre-tax merger costs:
  Current . . . . . . . . . . . . . . . . . . . . . .     317
  Long-term . . . . . . . . . . . . . . . . . . . . .     746
Equity acquired . . . . . . . . . . . . . . . . . . .  (1,083)
_____________________________________________________________
Unallocated purchase price. . . . . . . . . . . . . .  $4,077
_____________________________________________________________
Purchase price allocation:
 Property and equipment . . . . . . . . . . . . . . .  $6,160
 Debt and preference share
   revaluation. . . . . . . . . . . . . . . . . . . .    (220)
 Deferred income taxes (including
   the effect of merger costs). . . . . . . . . . . .  (1,863)
_____________________________________________________________
Total . . . . . . . . . . . . . . . . . . . . . . . .  $4,077
_____________________________________________________________

  In connection with the acquisition and subsequent consolidation of UPRR's and Southern Pacific's rail operations, UPC plans to eliminate duplicate positions, relocate certain functions, merge or dispose of redundant facilities and dispose of certain rail lines. The Corporation also expects to cancel uneconomical and duplicative SP contracts and repay certain of Southern Pacific's debt obligations. UPC has recognized an estimated $1,063 million liability in the Southern Pacific purchase price allocation for costs associated with these activities.

  Through year-end 1996, the Corporation charged $44 million to these reserves, principally comprising costs to reduce Southern Pacific's workforce. The Corporation expects the remaining acquisition-related payments to be made in 1997 through 1999 as the Southern Pacific rail system is integrated with UPRR.

  In addition, the Corporation expects to incur approximately $250 million in acquisition-related costs for severing or relocating UPC employees and disposing of UPC facilities. Results for 1996 include $8 million of
acquisition-related operating expenses.   The Corporation anticipates
charging the remaining acquisition-related payments for UPC employees and facilities to operating expense in 1997 through 1999 as definitive plans are refined and communicated and relocation and other costs are incurred.

  The amounts recorded for Southern Pacific-related costs and estimated costs for UPC severance, relocation and facility closings are subject to refinement as more information becomes available and UPC's management finalizes merger implementation plans. The results of union negotiations, the actual portion of terminated or relocated UPC and SP employees, and the resolution of certain litigation and other claims will be determined and disclosed during the first half of 1997. As a result, the amounts included in purchase accounting reserves and to be expensed by UPC in the future could change. Any revision required is not expected to be material to the Corporation's financial position or ongoing results of operations.

  The pro forma results presented below have been prepared to reflect the consummation of the Southern Pacific acquisition and the subsequent pro-rata distribution of the shares of Resources owned by the Corporation to UPC's stockholders (see Note 3), as if such events occurred at the beginning of each period presented. The pro forma results presented below do not reflect synergies expected to result from the integration of UPRR's and Southern Pacific's rail operations, and, accordingly, do not account for any potential increase in revenue or operating income, estimated cost savings, or one-time costs associated with the elimination of UPC's duplicate facilities and relocation or severance payments to UPC employees. The effects of the foregoing could be substantial. This unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the Southern Pacific acquisition and the distribution of the shares of Resources owned by the Corporation actually occurred on the dates indicated, or of future results of operations of the resulting entity. Pro forma results for the year ended December 31, 1995 also reflect the pro forma effect of UPC's acquisition of CNW as if such transaction had occurred at the beginning of that period.

___________________________________________________________________
Millions of Dollars
Except Per Share Amounts                          1996         1995
___________________________________________________________________
Operating revenues . . . . . . . . . . . . . . $11,219      $11,031
Operating income . . . . . . . . . . . . . . .   1,606        1,523
Net income . . . . . . . . . . . . . . . . . .     664          583
Net income per share . . . . . . . . . . . . .    2.71         2.39
___________________________________________________________________

CNW - In April 1995, UPC completed the acquisition of the remaining 71.6% of CNW's outstanding common stock not previously owned by the Corporation for approximately $1.2 billion, funded by the issuance of additional long-term debt. The acquisition of CNW has been accounted for as a purchase, and CNW's financial results were consolidated with the Corporation effective May 1, 1995.


3.   Divestitures

Resources - In July 1995, the Corporation's Board of Directors approved a formal plan to divest UPC's natural resources business through an initial public offering (IPO) by Resources, followed by a pro-rata distribution of the Resources shares owned by the Corporation to its stockholders (the Spin-
Off).

  The IPO of 42.5 million Resources shares at $21 per share was completed in October 1995 and generated net proceeds of $844 million. At that time, Resources distributed to UPC a dividend of $1,621 million ($912 million in cash, $650 million in 8.5% notes due within 90 days of the Spin-Off and a $59 million intercompany balance owed by the Corporation). UPC used the cash proceeds from the IPO dividend to repay outstanding commercial paper.

  In September 1996, after UPC's receipt of a favorable Internal Revenue Service ruling as to the tax-free nature of the Spin-Off, the Corporation's Board of Directors declared a special dividend consisting of the shares of Resources common stock owned by UPC. As a result of the Spin-Off, each of the Corporation's stockholders received 0.846946 of a share of Resources common stock for each UPC share of common stock held by such stockholder at the September 26, 1996 record date for the distribution. In October 1996, Resources repaid $650 million in notes to UPC, the proceeds of which were used by the Corporation to repay outstanding commercial paper. The Spin-Off was recorded as a reduction in paid-in surplus (representing the equity generated by the IPO) and retained earnings (see Page 37).

Resources' results have been reported as a discontinued operation in the Corporation's consolidated financial statements for all periods presented. UPC's results reflect 100% of Resources' net income up to the date of the IPO and approximately 83% of Resources' net income from the date of the IPO to the Spin-Off. The Corporation's share of Resources' net income was $171 million, $327 million and $390 million in 1996, 1995 and 1994, respectively. These amounts are net of income taxes of $82 million, $100 million and $131 million in 1996, 1995 and 1994, respectively. For the years ended December 31, 1996, 1995 and 1994, Resources' operating revenues were $1,831 million, $1,477 million and $1,333 million, respectively.

USPCI - In September 1994, the Corporation's Board of Directors approved a formal plan to dispose of its waste management business, USPCI. At year-end 1994, the Corporation completed the sale of USPCI for $225 million in notes that were subsequently collected in January 1995. The sale resulted in a $404 million after-tax loss (net of tax benefits of $196 million). USPCI's 1994 net loss of $8 million was also recorded in discontinued operations.

Proceeds and cash tax benefits from the sale of USPCI were used for general corporate purposes, including the reduction of outstanding debt. Operating revenues of USPCI for the year ended December 31, 1994 were $342 million.

4.   Financial Instruments

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

  The Corporation addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. The total risk associated with the Corporation's counterparties was $31 million at December 31, 1996. The Corporation has not been required to provide, nor has it received, any significant amount of collateral relating to its hedging activity.

  The fair market values of the Corporation's derivative financial instrument positions at December 31, 1996 and 1995 described below were determined based on current fair market values as quoted by recognized dealers, or developed based on the present value of expected future cash flows discounted at the applicable zero coupon U.S. treasury rate and swap spread.

Interest Rates - The Corporation controls its overall risk of fluctuations in interest rates by managing the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of such debt as debt maturities occur or as incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed rate debt securities.

  At December 31, 1996, the Corporation had outstanding interest rate swaps on $265 million of notional principal amount of debt (3% of the total debt portfolio) with a gross fair market value asset position of $31 million and a gross fair market value liability position of $12 million. These contracts mature over the next two to nine years. At December 31, 1995, the Corporation had outstanding interest rate swaps on $219 million of notional principal amount of debt (3% of the total debt portfolio) with gross fair market value asset and liability positions of $13 million, respectively. Interest rate hedging activity increased interest expense by $3 million in 1996, and $7 million in both 1995 and 1994, raising the weighted average borrowing rate by no more than 20 basis points in any year.

Fuel - Over the past three years, fuel costs approximated 10% of the Corporation's total operating expenses. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation's transportation subsidiaries periodically use swaps, futures and forward
contracts to mitigate the impact of fuel price volatility.   The intent of
this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes. However, the use of these contracts also limits the benefit of favorable fuel price changes.

  At year-end 1996, neither the Railroad nor Overnite had hedged any of its forecasted 1997 fuel consumption. At December 31, 1995, the Railroad had hedged 7% of its forecasted 1996 fuel consumption at $0.46 per gallon, while Overnite had not hedged any of its 1996 fuel requirements. At year-end 1995, the Corporation had outstanding swap agreements covering fuel purchases of $30 million, with gross and net asset positions of $2 million, respectively. Fuel hedging lowered 1996 fuel costs by $34 million, had no significant effect on 1995 fuel costs and lowered 1994 fuel costs by $10 million.

Fair Value of Financial Instruments

The fair value of the Corporation's long- and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1996, the fair value of total debt exceeded the carrying value by approximately 3%. Of the Corporation's total debt portfolio, approximately $1.6 billion of fixed rate debt securities contain call provisions that allow the Corporation to retire the debt instruments prior to final maturity, subject in certain cases to the payment of premiums.

  The carrying value of all other financial instruments approximates fair value.

Sale of Receivables

The Corporation has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable. At December 31, 1996 and 1995, respectively, accounts receivable are presented net of the $650 million and $400 million of receivables sold.

5.   Properties

Major property accounts are as follows:

___________________________________________________________________
Millions of Dollars                               1996         1995
___________________________________________________________________
Railroad:
 Road and other. . . . . . . . . . . . . . . . $22,665      $12,888
 Equipment . . . . . . . . . . . . . . . . . .   6,573        5,004
___________________________________________________________________
Total Railroad . . . . . . . . . . . . . . . .  29,238       17,892
Trucking . . . . . . . . . . . . . . . . . . .     736          744
Other. . . . . . . . . . . . . . . . . . . . .     123          112
___________________________________________________________________
Total. . . . . . . . . . . . . . . . . . . . . $30,097      $18,748
___________________________________________________________________


Accumulated depreciation accounts are as follows:
___________________________________________________________________
Millions of Dollars                               1996         1995
___________________________________________________________________
Railroad:
 Road and other. . . . . . . . . . . . . . . .  $2,551       $2,331
 Equipment . . . . . . . . . . . . . . . . . .   2,181        2,035
___________________________________________________________________
Total Railroad . . . . . . . . . . . . . . . .   4,732        4,366
Trucking . . . . . . . . . . . . . . . . . . .     272          237
Other. . . . . . . . . . . . . . . . . . . . .      49           40
___________________________________________________________________
Total. . . . . . . . . . . . . . . . . . . . .  $5,053       $4,643
___________________________________________________________________


6.   Income Taxes

Components of income tax expense, excluding discontinued operations, are as follows:
_________________________________________________________________________
Millions of Dollars                               1996      1995     1994
_________________________________________________________________________
Current:
  Federal. . . . . . . . . . . . . . . . . .      $200      $166     $123
  State. . . . . . . . . . . . . . . . . . .        14        (3)      32
_________________________________________________________________________
 Total current . . . . . . . . . . . . . . .       214       163      155
_________________________________________________________________________
Deferred:
  Federal. . . . . . . . . . . . . . . . . .       149       130      178
  State. . . . . . . . . . . . . . . . . . .        17        21       (3)
-------------------------------------------------------------------------
 Total deferred  . . . . . . . . . . . . . .       166       151      175
_________________________________________________________________________
Total. . . . . . . . . . . . . . . . . . . .      $380      $314     $330
_________________________________________________________________________

  Deferred tax liabilities (assets), excluding discontinued operations, comprise the following:
________________________________________________________________
Millions of Dollars                               1996      1995
________________________________________________________________
Net current deferred tax asset  . . . . . . .   $ (118)   $ (119)
________________________________________________________________
Excess tax over book depreciation . . . . . .    6,891     3,697
State taxes - net . . . . . . . . . . . . . .      517       338
SP merger reserves  . . . . . . . . . . . . .     (357)       --
Long-term liabilities . . . . . . . . . . . .     (292)     (204)
Retirement benefits . . . . . . . . . . . . .     (288)     (226)
Alternative minimum tax . . . . . . . . . . .     (173)     (111)
Net operating loss  . . . . . . . . . . . . .     (560)       --
Other . . . . . . . . . . . . . . . . . . . .      201         4
________________________________________________________________
Net long-term deferred tax liability  . . . .    5,939     3,498
________________________________________________________________
Net deferred tax liability  . . . . . . . . .   $5,821    $3,379
________________________________________________________________


The Corporation has a deferred tax asset reflecting the benefits of $1.6 billion in Southern Pacific net operating loss carryforwards (NOL), which expire as follows:
______________________________________________________________________
Millions of Dollars
______________________________________________________________________
Expiring December 31:
  2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  467
  2003 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     266
  2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     193
  2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     163
  2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     245
  2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     164
  2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . .     102
______________________________________________________________________
Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,600
______________________________________________________________________


  The Internal Revenue Code of 1986, as amended, limits a corporation's ability to utilize its NOLs with certain changes in the ownership of a corporation's stock. The Corporation does not expect that those limitations will have an adverse impact on its ability to utilize the NOLs. The Corporation has analyzed its NOLs and other deferred tax assets and believes a valuation allowance is not necessary.


  A reconciliation between statutory and effective tax rates of continuing operations is as follows:
_________________________________________________________________________
                                                  1996      1995     1994
_________________________________________________________________________
Statutory tax rate . . . . . . . . . . . . . .    35.0%     35.0%    35.0%
State taxes - net. . . . . . . . . . . . . . .     1.8       1.2      2.1
Goodwill amortization. . . . . . . . . . . . .     0.7       0.9      1.2
Dividend exclusion . . . . . . . . . . . . . .    (1.4)     (2.3)    (1.7)
Tax settlement . . . . . . . . . . . . . . . .    (2.3)       --       --
Other. . . . . . . . . . . . . . . . . . . . .     0.3      (1.1)     0.1
_________________________________________________________________________
Effective tax rate . . . . . . . . . . . . . .    34.1%     33.7%    36.7%
_________________________________________________________________________

  Net payments of income taxes, including payments made by the Corporation on behalf of Resources, were $108 million in 1996, $91 million in 1995 and $119 million in 1994.


7. Debt

Total debt is summarized below:
_________________________________________________________________________
Millions of Dollars                                         1996     1995
_________________________________________________________________________
Notes and debentures, 3.00% to 10.00% due through
  2054 . . . . . . . . . . . . . . . . . . . . . . . . .  $4,051   $2,924
Equipment obligations, 5.57% to 15.00% due through
  2012 . . . . . . . . . . . . . . . . . . . . . . . . .   1,048      722
Commercial paper and bid notes, average of 5.82%
  in 1996 and 6.00% in 1995. . . . . . . . . . . . . . .     899    1,129
Term floating rate debt, 5.66% to 6.20%, due through
  2002 . . . . . . . . . . . . . . . . . . . . . . . . .     392      250
Mortgage bonds, 4.25% to 5.00% due through 2030. . . . .     176      177
Credit facility borrowings, average of 5.70% in
  1996 and 6.05% in 1995, due 2001 . . . . . . . . . . .     175      834
Tax-exempt financings, 3.83% to 4.10% due through
  2026 . . . . . . . . . . . . . . . . . . . . . . . . .     168      168
Resources cash management agreement, 8.50%
  due 1996 . . . . . . . . . . . . . . . . . . . . . . .      --       82
Capitalized leases . . . . . . . . . . . . . . . . . . .   1,137      255
Unamortized discount . . . . . . . . . . . . . . . . . .     (19)    (177)
_________________________________________________________________________
Total debt . . . . . . . . . . . . . . . . . . . . . . .   8,027    6,364
Less current portion . . . . . . . . . . . . . . . . . .    (127)    (132)
_________________________________________________________________________
Total long-term debt . . . . . . . . . . . . . . . . . .  $7,900   $6,232
_________________________________________________________________________

  Debt maturities for each year, 1997 through 2001, are $127 million, $255 million, $424 million, $632 million and $1.8 billion, respectively. Interest payments approximate gross interest expense.

  Approximately 25% of all rail equipment and other railroad properties secures outstanding equipment obligations and mortgage bonds.

  The Corporation has $2.8 billion of credit facilities with various banks designated for general corporate purposes. These facilities expire in 2001. Commitment fees and interest rates payable under these facilities are similar to fees and rates available to comparably rated corporate borrowers.

  To the extent the Corporation has long-term credit facilities available, commercial paper borrowings and other current maturities of long-term debt of $1.2 billion, which are due within one year, have been classified as long-term debt maturing in the year 2001. This classification reflects the Corporation's intent to refinance these short-term borrowings and current maturities of long-term debt on a long-term basis through the issuance of additional commercial paper or new long-term financings, or by using currently available long-term credit facilities if alternative financing is not available.

  In October 1995, the Corporation entered into a cash management agreement with Resources. Under the terms of the agreement, which expired in October 1996, Resources was required to remit to the Corporation all cash generated by its operations and was permitted to borrow up to a maximum of $200 million from the Corporation. At December 31, 1995, the Corporation owed Resources $82 million under this agreement.

  The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $2.7 billion at December 31, 1996.

8.   Leases

The Corporation leases certain locomotives, freight cars, trailers and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1996 are as follows:

________________________________________________________________
                                             Operating   Capital
Millions of Dollars                             Leases    Leases
________________________________________________________________
1997 . . . . . . . . . . . . . . . . . . . .    $  494    $  150
1998 . . . . . . . . . . . . . . . . . . . .       374       146
1999 . . . . . . . . . . . . . . . . . . . .       356       151
2000 . . . . . . . . . . . . . . . . . . . .       306       145
2001 . . . . . . . . . . . . . . . . . . . .       266       162
Later years  . . . . . . . . . . . . . . . .     1,506     1,401
________________________________________________________________
Total minimum payments . . . . . . . . . . .    $3,302     2,155
______________________________________________________
Amount representing interest . . . . . . . .              (1,018)
________________________________________________________________
Present value of minimum lease payments. . .              $1,137
________________________________________________________________

Rent expense for operating leases with terms exceeding one month was $350 million in 1996, $236 million in 1995 and $101 million in 1994. Contingent rentals and sub-rentals are not significant.


9.   Retirement Plans

The Corporation provides defined benefit pension plan benefits to eligible non-union employees through qualified and non-qualified (supplemental) pension plans. Railroad employees are covered by the Railroad Retirement System. Contributions made to the System are expensed as incurred and amounted to approximately $275 million in 1996 and $200 million in 1995 and 1994. In addition, retiree medical benefits and life insurance are provided for eligible non-union employees through unfunded benefit plans.


Pension Benefits

Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment. The qualified plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum fnding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The Corporation has settled a portion of the non-qualified unfunded supplemental plan's accumulated benefit obligation by purchasing annuities.

  Pension cost includes the following components:
_________________________________________________________________________
Millions of Dollars                               1996      1995     1994
_________________________________________________________________________
Service cost - benefits
 earned during the period. . . . . . . . . .      $ 31      $ 28     $ 30
Interest on projected
 benefit obligation. . . . . . . . . . . . .        89        80       73
Return on assets:
 Actual (gain)loss . . . . . . . . . . . . .      (163)     (181)       8
 Deferred gain (loss). . . . . . . . . . . .        77       111      (76)
Net amortization costs . . . . . . . . . . .         6         8       12
_________________________________________________________________________
Charge to operations . . . . . . . . . . . .      $ 40      $ 46     $ 47
_________________________________________________________________________

  The projected benefit obligation was determined using a discount rate of 7.50% in 1996 and 7.25% in 1995. The estimated rate of salary increase approximated 5.50% in 1996 and 5.25% in 1995. The expected long-term rate of return on plan assets was 8.00% in both years. The change in assumptions will not significantly affect 1997 pension cost. As of year-end 1996 and 1995, approximately 37% and 32%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder in equity securities.

  The funded status of the Corporation's defined benefit pension plans is as follows:
___________________________________________________________________
                                    Assets Exceed      Accumulated
                                      Accumulated        Benefits
Millions of Dollars                     Benefits      Exceed Assets (a)
_______________________________________________________________________
                                     1996      1995     1996      1995
_______________________________________________________________________
Plan assets at fair value. . . .   $1,239    $1,024   $  395     $  --
_______________________________________________________________________
Actuarial present value
 of benefit obligations:
 Vested benefits . . . . . . . . .    904       841      431        34
 Non-vested benefits . . . . . . .     58        54       11         2
_______________________________________________________________________
Accumulated benefit
 obligation. . . . . . . . . . . .    962       895      442        36
Additional benefits
 based on estimated future salaries   132       193       54        22
_______________________________________________________________________
Projected benefit
  obligation . . . . . . . . . . .  1,094     1,088      496        58
_______________________________________________________________________
Plan assets (over) under
 projected benefit
 obligation. . . . . . . . . . . .   (145)       64      101        58
Unamortized net transition
 asset (obligation). . . . . . . .     24         8      (11)      (18)
Unrecognized prior service
 cost  . . . . . . . . . . . . . .    (38)      (54)     (26)      (27)
Unrecognized net gain(loss). . . .    324       163        2       (25)
Minimum liability. . . . . . . . .     --        --       42        48
_______________________________________________________________________
Pension liability. . . . . . . . . $  165    $  181   $  108     $  36
_______________________________________________________________________
(a) Includes the Corporation's non-qualified supplemental pension plan in both 1996 and 1995, and the Southern Pacific qualified pension plan in 1996.

Other Postretirement Benefits

The Corporation also provides medical and life insurance benefits on a cost sharing basis for qualifying non-union employees.

  Components of the postretirement health care and life insurance benefit expense are as follows:
_________________________________________________________________________
Millions of Dollars                               1996      1995     1994
_________________________________________________________________________
Service cost - benefits
 earned during the period. . . . . . . . . . .     $ 7       $ 8      $ 8
Interest costs on accumulated
 benefit obligation. . . . . . . . . . . . . .      22        20       18
Net amortization costs . . . . . . . . . . . .      (8)      (12)     (12)
_________________________________________________________________________
Charge to operations . . . . . . . . . . . . .     $21       $16      $14
_________________________________________________________________________

  The liability for postretirement benefit plans is as follows:
________________________________________________________________
Millions of Dollars                               1996      1995
________________________________________________________________
Accumulated postretirement benefit obligation:
 Retirees. . . . . . . . . . . . . . . . . . .    $294      $192
 Fully eligible active employees . . . . . . .      34        30
 Other active employees. . . . . . . . . . . .      89        91
________________________________________________________________
Total accumulated postretirement
 benefit obligation. . . . . . . . . . . . . .     417       313
Unrecognized prior service gain. . . . . . . .      39        50
Unrecognized net gain  . . . . . . . . . . . .      54        27
________________________________________________________________
Postretirement benefits liability. . . . . . .    $510      $390
________________________________________________________________

  The accumulated postretirement benefit obligation was determined using a discount rate of 7.50% in 1996 and 7.25% in 1995. This change in assumption will not significantly affect 1997 postretirement benefit costs. The health care cost trend rate is assumed to decrease gradually from 9.50% for 1997 to 5.00% for 2005 and all future years. If the assumed health care cost trend rates are increased by one percentage point, the aggregate of the service and interest cost components of annual postretirement benefit expense would increase by $3 million, and the accumulated postretirement benefit obligation would rise by $31 million.

Union Retiree Benefit Plans

Certain of the Corporation's union retirees participate in defined contribution medical and life insurance programs. The costs of these plans have been expensed as payments have been made.

10.  Stock Option Plans, Retention Stock Plans and Other Capital Stock

The Financial Accounting Standards Board (FASB) has issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for 1996 financial statements. Statement No. 123 requires either recognition of compensation expense for stock options and other stock-based compensation or supplemental disclosure of the impact such expense recognition would have had on the Corporation's results of operations had the Corporation recognized such expense. The Corporation has elected the supplemental disclosure option.

  The Corporation's net income and earnings per share would have decreased by less than 2% had stock-based compensation been recognized in expense under the provisions of Statement No. 123. Pursuant to the Corporation's stock option, retention and restricted stock plans for directors, officers and key employees, 8,586,773, 10,359,406 and 9,747,370 common shares or options for common shares were available for grant at December 31, 1996, 1995 and 1994, respectively. Options under the plans are granted at 100% of market value at the date of grant and are exercisable for a period of 10 years from the grant date. Options become exercisable no earlier than one year after grant. In addition, multi-year awards were made in 1996 and 1994, with retention requirements extending to 2000 and 1997, respectively. A portion of the 1994 awards was dependent on the achievement of certain UPC stock price targets, which have been met. Shares under option at the date of the Spin-Off were increased and revalued to reflect the market value change resulting from the Spin-Off. Granted shares in 1995 include the effect of the conversion of CNW employee options into UPC options. In addition, 1995 options expired and surrendered include the forfeiture of UPC options by certain Resources employees in exchange for options of Resources common stock.

  The plans also provide for awarding restricted shares of common stock to eligible employees, generally subject to forfeiture if employment terminates during the prescribed restricted period. During 1996, 1995 and 1994, 1,533,586, 249,860 and 755,230 retention and restricted shares, respectively, were issued at a weighted average market price of $56.78 per share in 1996, $64.75 per share in 1995 and $47.00 per share in 1994. At the Spin-Off date, 472,818 additional retention and restricted shares were issued to reflect the market value change resulting from the Spin-Off. A portion of the retention shares issued in 1996, 1995 and 1994 were subject to stock price or performance targets.

  Changes in common stock options outstanding are as follows:
_________________________________________________________________________
                                                                 Weighted
                                               Shares       Average Price
                                         Under Option           Per Share
_________________________________________________________________________
Balance Dec. 31, 1993. . . . . . . . . . .  4,696,460              $50.39
Granted. . . . . . . . . . . . . . . . . .  3,990,200               47.00
Exercised  . . . . . . . . . . . . . . . .   (205,000)              37.49
Expired/Surrendered. . . . . . . . . . . .    (31,550)              60.51
_________________________________________________________________________
Balance Dec. 31, 1994. . . . . . . . . . .  8,450,110               49.06
Granted. . . . . . . . . . . . . . . . . .    681,793               48.31
Exercised  . . . . . . . . . . . . . . . .   (495,235)              40.46
Expired/Surrendered. . . . . . . . . . . . (1,545,216)              49.12
_________________________________________________________________________
Balance Dec. 31, 1995. . . . . . . . . . .  7,091,452               49.58
Granted. . . . . . . . . . . . . . . . . .  5,686,848               56.35
Exercised  . . . . . . . . . . . . . . . . (2,081,752)              39.39
Expired/Surrendered. . . . . . . . . . . .   (326,082)              51.43
Spin-Off Conversion  . . . . . . . . . . .  2,833,601              (16.51)
_________________________________________________________________________
Balance Dec. 31, 1996. . . . . . . . . . . 13,204,067               43.42
_________________________________________________________________________


  Stock options outstanding at December 31, 1996 are as follows:
__________________________________________________________________________
                                                      Weighted    Weighted
                                                       Average     Average
Range of                               Number of      Years to    Exercise
Exercise Prices                         Options     Expiration       Price
__________________________________________________________________________
$ 6.02 to $22.80 . . . . . . . . . .    354,451              5      $16.21
 22.91 to  37.99 . . . . . . . . . .  5,561,135              7       31.99
 42.24 to  56.50 . . . . . . . . . .  7,288,481              9       53.46
__________________________________________________________________________
Balance at Dec. 31, 1996 . . . . . . 13,204,067              8       43.42
__________________________________________________________________________

11.  Commitments and Contingencies

There are various lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1996, the Corporation had accrued $231 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 25% higher. The Corporation and its subsidiaries also periodically enter into financial and other commitments in connection with their businesses, and have retained certain contingent liabilities upon the disposition of formerly-owned operations. The Corporation does not expect that the lawsuits, environmental costs, commitments or contingent liabilities will have a material adverse effect on its consolidated financial position or its results of operations.

12.  Other Income

Other Income includes the following:
_________________________________________________________________________
Millions of Dollars                               1996      1995     1994
_________________________________________________________________________
Rental income. . . . . . . . . . . . . . . .      $ 38      $ 22     $ 32
Net gain on property dispositions. . . . . .        92        76       67
Interest on Resources notes
 receivable (Note 3) . . . . . . . . . . . .        33        15       --
Other - net  . . . . . . . . . . . . . . . .        19        28        1
_________________________________________________________________________
Total. . . . . . . . . . . . . . . . . . . .      $182      $141     $100
_________________________________________________________________________

13.Accounting Pronouncements

The FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides consistent standards for determining if transfers of financial assets are sales or secured borrowings and which revises the accounting rules for liabilities extinguished by an in-substance defeasance. This statement is effective for transfers of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is not expected to have any impact on UPC's operating results or financial condition.

  The American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities," effective for 1997, which clarified the accounting for environmental remediation liabilities. Adoption is not expected to have a significant impact on UPC's operating results or financial condition.

SUPPLEMENTARY INFORMATION (unaudited)
____________________________________________________________________________
Selected Quarterly Data (a)
____________________________________________________________________________
Selected unaudited quarterly data are as follows:
____________________________________________________________________________
Millions of Dollars
Except Per Share
Amounts                              March 31   Jun. 30   Sep. 30   Dec. 31
____________________________________________________________________________
1996(b)
____________________________________________________________________________
Operating revenues                     $1,968    $2,012    $1,996    $2,810
Operating income                          265       389       419       460
Income from continuing
  operations                              107       186       211       229
Net income                                156       244       275       229
Per share:
  Continuing operations                  0.52      0.90      1.00      0.93
  Net income                             0.76      1.18      1.30      0.93
  Dividends                              0.43      0.43      0.43      0.43
Common stock price:
  High                                  73.13     72.25     74.38     62.25(c)
  Low                                   64.13     65.50     66.63     48.75(c)
____________________________________________________________________________
1995 (d)
____________________________________________________________________________
Operating revenues                     $1,664    $1,874    $1,974    $1,974
Operating income                          279       337       379       346
Income from continuing
  operations                              130       150       160       179
Net income                                191       224       237       294
Per share:
  Continuing operations                  0.63      0.73      0.78      0.87
  Net income                             0.93      1.09      1.15      1.43
  Dividends                              0.43      0.43      0.43      0.43
Common stock price:
  High                                  56.13     56.75     69.50     70.13
  Low                                   45.63     51.75     55.13     61.50
____________________________________________________________________________
(a) All information presented reflects Resources as a discontinued operation (see Note 3).

(b) 1996 information includes the effect of the completion of the Southern Pacific acquisition (see Note 2).

(c) Common stock prices for the fourth quarter of 1996 include the downward market adjustment of $24.24 per share resulting from the Spin-Off (see
    Note 3).

(d) 1995 information includes the effect of the CNW acquisition (see Note 2).


Stockholders and Dividends

The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 31, 1997, there were 246,760,245 shares of outstanding common stock and approximately 52,900 common stockholders. At that date, the closing price of the common stock on the New York Stock Exchange was $60.00.

  Cash dividends declared on common stock by the Corporation were $1.72 per share in both 1996 and 1995. Union Pacific has paid dividends to its common stockholders during each of the past 97 years. See Note 7 to the Financial Statements for a discussion regarding restrictirons relating to the payment of cash dividends.

Rail Transportation

Rail transportation data includes Southern Pacific statistics from October 1, 1996 and CNW statistics from May 1, 1995.

Commodities

Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total are as follows:
___________________________________________________________________________
Percent of                   1996             1995             1994
Total                    RTM       CR     RTM       CR     RTM       CR
___________________________________________________________________________
Agricultural products    18.0%   16.4%    19.7%   17.6%   18.2%    15.7%
Automotive                3.3    10.4      3.2    10.5     3.8     11.3
Chemicals                12.3    18.0     12.8    19.1    14.3     20.7
Energy                   39.3    22.0     39.8    21.2    35.9     18.9
Industrial products      14.5    17.9     13.3    17.1    15.3     17.8
Intermodal               12.6    15.3     11.2    14.5    12.5     15.6
___________________________________________________________________________
Total                     100%    100%     100%    100%    100%     100%
___________________________________________________________________________
Total (billions)        369.7    $7.4    291.6    $6.1   235.8     $5.2
___________________________________________________________________________


Equipment
___________________________________________________________________________
                                        1996         1995          1994
___________________________________________________________________________
Owned or leased at year-end:
Locomotives                             6,755       4,136         3,132
Freight cars:
        Covered hoppers                46,350      37,341        24,009
        Box cars                       31,186      20,559        15,670
        Open-top hoppers               27,880      15,941        11,256
        Gondolas                       18,013      12,218         9,678
        Other                          21,902       8,428         7,698
Work equipment                          9,389      10,013         4,529
___________________________________________________________________________
Purchased or leased during the year:
        Locomotives                       245         85            49
        Freight cars                    2,263      2,111         1,784
__________________________________________________________________________
Average age of equipment (years):
        Locomotives                      13.7       13.1          13.0
        Freight cars                     19.2       20.9          20.2
__________________________________________________________________________
Bad order ratio - Freight cars            4.1%       4.4%          6.4%
__________________________________________________________________________

Capital Expenditures
---------------------------------------------------------------------------
Millions of Dollars                      1996       1995         1994
---------------------------------------------------------------------------
Roadway and other                      $  930     $  691       $  586
Equipment                                 409        279          183
---------------------------------------------------------------------------
Total                                  $1,339     $  970       $  769
---------------------------------------------------------------------------

Track
---------------------------------------------------------------------------
Miles                                    1996       1995         1994
---------------------------------------------------------------------------
Main Line                              27,406     16,599       13,836
Branch line                             8,431      6,186        3,663
Yards, sidings and other main line     21,915     14,977       12,279
___________________________________________________________________________
Total                                  57,752     37,762       29,778
___________________________________________________________________________
Track miles of continuous
 welded rail (at year-end)             23,172     14,246      13,988
Track miles under centralized
 traffic-control (at year-end)         15,406      9,932       8,900
Track miles of rail replaced:
        New                               451        492         278
        Used                              362        475         252
Track miles re-ballasted                4,503      3,532       2,442
Ties replaced (thousands)               2,025      2,194       1,623
__________________________________________________________________________


Freight Operations
___________________________________________________________________________
                                        1996        1995        1994
___________________________________________________________________________
Operating ratio                         79.1        78.1        77.9
Carloadings (thousands)                6,632       5,568       4,991
Average commodity revenue
  per carloading                      $1,119      $1,097      $1,045
Average price of diesel
  fuel (per gallon)(cents)              69.2        61.0        58.7
___________________________________________________________________________


Trucking

Freight Operations
__________________________________________________________________________
                                        1996       1995        1994
__________________________________________________________________________
Shipments (thousands):
        Less-than-truckload            8,184      8,279       8,535
        Truckload                         39         53          58
__________________________________________________________________________
        Total                          8,223      8,332       8,593
__________________________________________________________________________
Tonnage (thousands):
        Less-than-truckload            4,290      4,430       4,557
        Truckload                        436        612         667
__________________________________________________________________________
        Total                          4,726      5,042        5,224
__________________________________________________________________________
Revenue per hundredweight              $9.97      $9.55        $9.82
__________________________________________________________________________
Operating ratio(a)                     105.0      103.0         91.3
__________________________________________________________________________
(a) Excludes goodwill amortization

Equipment and Service Centers
__________________________________________________________________________
Owned or leased at year-end            1996        1995         1994
__________________________________________________________________________
Tractors                              5,023       5,414         5,364
Trailers                             19,479      19,809        18,858
Straight trucks                          77          73            87
Automobiles and service units           177         186           214
Service centers                         161         175           173
Average age of equipment (years):
        Tractors                        7.0         6.8           6.5
        Trailers                        7.7         7.2           7.0
_________________________________________________________________________

Capital Expenditures
_________________________________________________________________________
Millions of Dollars                    1996        1995          1994
_________________________________________________________________________
Revenue equipment                       $ 5         $31           $58
Other                                     5          18            35
_________________________________________________________________________
Total                                   $10         $49           $93
_________________________________________________________________________

<CAPITON>
                             TEN-YEAR FINANCIAL SUMMARY(a)

                             Union Pacific Corporation and Subsidiary Companies
_____________________________________________________________________________________________________
                             Millions of Dollars, Except Per Share Amounts, Ratios and Employee
                             Statistics

                                1996   1995 1994(b) 1993(c)  1992  1991(d)  1990   1989   1988   1987
_____________________________________________________________________________________________________
For the Year
Operating Revenues. . . . . $  8,786  7,486  6,492  6,002   5,773  5,687   5,739  5,453  5,128  4,522
Operating Income. . . . . .    1,533  1,341  1,244  1,112   1,082    221     993    993    966    810
Income (Loss) from
Continuing Operations . . .      733    619    568    412     456   (123)    374    398    419    377
Net Income. . . . . . . . .      904    946    546    530     728     64     618    595    644    583
Per Share:
Continuing Operations . . .     3.36   3.01   2.76   2.00    2.24  (0.60)   1.86   1.88   1.84   1.65
  Net Income. . . . . . . .     4.14   4.60   2.66   2.58    3.57   0.31    3.08   2.81   2.83   2.55
Dividends . . . . . . . . .     1.72   1.72   1.66   1.54    1.42   1.31    1.18   1.12   1.05   1.00
Cash from Continuing
Operations  . . . . . . . .    1,657  1,454  1,079    975     842    794     904    956    978    599
Capital Investments . . . .    1,360  1,058    876    899     864    667     674    870    917    540
Total Salaries, Wages
  and Employee
  Benefits (e). . . . . . . $  3,603  3,120  2,755  2,689   2,659  2,523   2,538  2,462  2,319  2,123
Average Number of
  Employees . . . . . . . .   54,800 49,500 45,400 44,000  42,800 43,800  45,400 45,400 44,100 43,300
Revenues Per Employee . . . $  160.3  151.4  143.0  136.3   135.0  129.9   126.4  120.0  116.4  104.5
_____________________________________________________________________________________________________
At Year-End
Total Assets. . . . . . . . $ 27,914 19,446 14,543 13,797  12,901 12,272  12,063 11,567 11,272 10,112
Total Debt. . . . . . . . .    8,027  6,364  4,479  4,105   4,035  3,966   3,982  3,975  3,254  2,785
Common Stockholders'
Equity. . . . . . . . . . .    8,225  6,364  5,131  4,885   4,639  4,163   4,277  3,911  4,482  3,761
Equity Per Common Share . .    33.35  30.93  24.92  23.81   22.75  20.52   21.63  19.50  19.85  17.90
_____________________________________________________________________________________________________
Financial Ratios (%)
Debt to Capital Employed. .     49.4   50.0   46.6   45.7    46.5   48.8    48.2   50.4   42.1   42.5
Return on Average Common
  Stockholders' Equity. . .     12.4   16.5   10.9   11.1    16.5    1.5    15.1   14.2   13.4   12.9
_____________________________________________________________________________________________________

(a)  Data include the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1,
     1996,  Chicago and North Western Transportation Company as of May 1, 1995 and Skyway Freight Systems,
     Inc. as of May 31, 1993. In addition, all information presented reflects the Corporation's natural resources and waste management segments as discontinued operations. See Notes 2 and 3 to the Financial
     Statements.

(b)  1994 net income includes a net after-tax loss of $404 million from the sale of the Corporation's waste management operations (see Note 3 to the Financial Statements).  Excluding this loss, 1994 return on average common stockholders' equity would have been 18.2%.

(c)  1993 net income includes a net after-tax charge for the adoption of changes in accounting methods for income taxes, postretirement benefits other than pensions and revenue recognition, and a one-time charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993.  Excluding the
     impact of these items, income from continuing operations would have been $468 million ($2.27 per share)
     with a return on average common stockholders' equity of 15.7%.

(d)  Earnings excluding the 1991 special charge would have been $639 million with a return on average common stockholders' equity of 14.2%.

(e)  Includes capitalized salaries, wages and employee benefit costs.


       52 AND 53

Map Description
---------------

Two-page white map of the Continental United States, western provinces of Canada, and Alaska, on an off-white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

A.   Union Pacific Corporation

 1.  Corporate Headquarters in Bethlehem, Pennsylvania.

B.   Union Pacific Railroad

 1.  Headquarters in Omaha, Nebraska.

 2. Single, Double and Triple Track located in the states of Nebraska, Iowa, Illinois, Missouri, Kansas, Oklahoma, Arkansas, Tennessee, Arizona, New Mexico, Louisiana, Minnesota, Wisconsin, Texas, Colorado, Wyoming, Utah, Idaho, Montana, Nevada, California, Oregon, and Washington.

 3. Classification Yards located in the states of Nebraska, Illinois, Missouri, Arkansas, Louisiana, Texas, Idaho, California and Oregon.

 4. Major Intermodal Trailer/Container Terminals located in the states of Nebraska, Illinois, Missouri, Arkansas, Tennessee, Louisiana, Texas, Arizona, Oregon, Idaho, Wyoming, Nevada, Colorado, Utah, California and Washington.

C.   Overnite Transportation

 1.  Headquarters in Richmond, Virginia.

 2. Key Terminals spread throughout the eastern half of the Continental United States; and in the western states of Washington, Oregon, California, Nevada, Utah, Arizona, Texas and Colorado; and in the Canadian cities of Toronto and Montreal.

D.   Skyway Freight Systems

 1.  Headquarters in Watsonville, California.

 2. Key Terminals in the states of Washington, California, Arizona, Utah, Texas, Iowa, Illinois, Indiana, Ohio, Georgia,
     North Carolina, New Jersey, Minnesota, Delaware, Connecticut and Massachusetts.

 3.  Support Operations located in Indiana.

E.   Union Pacific Technologies

 1.  Headquarters in St. Louis, Missouri.