Form 10-K, Exhibit 13
period 1997-12-31
UNION PACIFIC CORP
filed 1998-03-18
CIK 100885

                                                                      EXHIBIT 13



Pages 4 through 53, inclusive, of Union Pacific's Annual Report to Stockholders for the year ended December 31, 1997, but excluding photographs set forth on pages 4 through 17, none of which supplements the text and which are not otherwise required to be disclosed in this Annual Report on Form 10-K.


AN UPDATE ON
-------------------------------------
          THE MERGER

Shorter routes, faster transit times, better on-time performance, expanded single-line service, more efficient traffic flows and specialized use of parallel routes were some of the many improvements and benefits Union Pacific outlined when it first announced the historic merger with Southern Pacific. Nearly 18 months after the merger was approved, the Railroad is beginning to realize some of those benefits as it works its way through the congestion issues. The information below and on the facing page provides a snapshot of key merger activities for 1997.


COMPUTER SYSTEMS

From the outset, the efficient transfer of car and equipment information to Union Pacific's Transportation Control System (TCS) was identified as a keystone in providing customers with merger-enhanced service and operating efficiencies. These cutovers were given top priority, with scheduling accelerated to complete three of them by the end of 1997: the Denver and Rio Grande Western territory; the Cotton Belt, running from St. Louis through Texas; and the highly complex SP-East line that extends from New Mexico east through the Texas-Louisiana Gulf Coast. The final cutover is set for this spring and will link operations along the West Coast's Interstate 5 Corridor with the remainder of the Sunset Route, which runs from Los Angeles through Houston to New Orleans.

CAPITAL INVESTMENTS

In 1997, the Railroad's $2.0 billion capital program - including almost $500 million of merger-related investments-focused on boosting freight car quality, increasing the locomotive fleet, expanding rail and yard capacity and improving overall system quality.

HUB-AND-SPOKE

To achieve greater flexibility in moving trains and to provide maximum manpower utilization, the Railroad and its labor unions initiated the hub-and-spoke concept on certain areas of the rail system during the latter part of the year. With hub-and-spoke, a major terminal is designated an operational "hub of the region, and lines leading in and out of that hub are the "spokes."
Train crews can work any of those runs and return to a permanent home terminal at the hub. (For further details see page 10.)


(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)



4 Merger Update

Map Description - Page 5

One page white map of Continental United States, starting at the eastern border of Illinois and continuing westward, on a light grey background.

Symbols and colored lines marking the location of capital investment projects, Transportation Control System cutover dates and location of operational hubs created by hub-and-spoke labor agreements are indicated on the map as follows:

Capital Investment projects:
Roseville, California Yard
Livonia, Louisiana Classification Yard
Marion, Arkansas Intermodal Facility
Kansas Pacific Route

Transportation Control System cutover dates:
Denver and Rio Grande Western Territory - May 1, 1997
The Cotton Belt - August 1, 1997
Southern Pacific-East Line - December 1, 1997
Interstate 5 Corridor - May 1, 1998

Operational hubs created by hub-and-spoke labor agreements:
Roseville, California
Salt Lake City, Utah
Denver, Colorado
Salina, Kansas
Little Rock/Pine Bluff, Arkansas
Longview, Texas
Houston, Texas

Other towns and track lines indicated on the map are for reference purposes.

                                    [PHOTO]

(One photograph, not incorporated by reference - see prefacing comment on Exhibit 13 Cover Page.)

UNION PACIFIC RAILROAD

Heading into 1997, Union Pacific Railroad was singularly focused on the implementation of its historic merger with Southern Pacific, one that we believe will bring about new levels of operational and customer service and significant gains in quality and productivity. But unexpected crew shortages and track maintenance on SP lines, increased demand, derailments, severe weather conditions and congestion in the major Texas/Mexico gateways prior to privatization of the Mexican railroad system caused significant congestion in the latter part of the year, and had an adverse impact on the Railroad's 1997 financial and operating results.

     Union Pacific Railroad, including the full-year effects of the SP merger, realized net income of $620 million, compared to last year's $871 million, on a pro forma basis. Carloadings declined approximately 4 percent compared to 1996.

     Our service interruptions also negatively affected the Railroad's operating ratio, which increased to 87.4, compared to 83.5 last year, on a pro forma basis. As the many efficiencies created by the implementation of the SP merger begin to take hold, however, the Railroad expects to improve service and customer satisfaction, as well as lower its operating ratio.

COMMODITY RESULTS FOR 1997

The overall decline in carloadings reflected the congestion the Railroad experienced in the latter part of the year. However, the Railroad's traffic volume and revenue in autos increased slightly in 1997, and there was a continued increase in carloads in and out of Mexico. The Railroad also completed construction projects for 1998 business from Ford's new vehicle mixing center in Kansas City, including building facilities in San Antonio and Amarillo, Texas and Santa Rosa, California.


--------------------------------------------------------------------------------
                                                     1997       1996       1995
--------------------------------------------------------------------------------
Operating Revenues (millions)                       $9,981     $7,680     $6,326
--------------------------------------------------------------------------------
Operating Income (millions)                         $1,253     $1,602     $1,384
--------------------------------------------------------------------------------
Carloadings (thousands)                              8,453      6,632      5,568
--------------------------------------------------------------------------------
Operating Ratio  (%)                                  87.4       79.1       78.1
--------------------------------------------------------------------------------

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)





                                                          Review of Operations 7

THE RAILROAD CONTINUES TO HIRE EMPLOYEES, EXPAND ITS LOCOMOTIVE FLEET AND INVEST CAPITAL TO ENHANCE OPERATIONS.


     Volume fell slightly in the petrochemical business, led by declines in liquid and dry chemicals, LP gas, petroleum and phosphate rock. A 5 percent increase in plastics, joined by a 4 percent gain in fertilizer and a 2 percent increase in soda ash, provided a partial offset.

     Through the SP merger, the Railroad is positioned to offer intermodal customers improved delivery schedules and service on critical routes, including northern California to Chicago and Los Angeles to Kansas City. The Railroad also has picked up a significant amount of electronics business in and out of Mexico and from southern California ports. For the year, intermodal business was essentially unchanged.

     The Railroad made a number of business investments in 1997 to improve service and delivery capabilities with its grain customers -- upgrading facilities, advancing rail car technology, improving tracks and expanding computer systems. These steps, coupled with the development of business partnerships with customers, are aimed at putting the Railroad in a much stronger position to serve its customers and overcoming the 9 percent drop in grain business from last year's level.

     Coal tonnage in 1997 was relatively flat compared to last year, while on average, nearly 24 trains a day came out of the Powder River Basin, with additional trains originating from Colorado and Utah. To make its hauls more efficient, the Railroad is now running more than 30 percent of its coal trains with distributed power, which allows longer trains by using evenly distributed locomotive placement. It is also pursuing an aggressive capital campaign to increase capacity along major coal corridors.

BUSINESS WITH MEXICO

Revenues from Mexican traffic were off slightly compared to last year, due mostly to a decline in agricultural shipments. However, volume in the automotive, energy, industrial products and intermodal segments increased, and despite service delays, the Railroad had record border crossings at Laredo, Texas. The Railroad was also part of a consortium with Grupo Mexico and Grupo ICA that won a 50-year concession to operate the Pacific-North Railway line of Mexico. The partners in the consortium have established a stand-alone Mexican corporation to manage and operate this railroad.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)



8 Review of Operations

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)

EXPEDITED SERVICE

With the implementation of the merger, the Railroad was able to begin providing intermodal customers with expedited service in key corridors. Following are three examples of that service:

* Midwest-California: restructured intermodal service connecting Chicago, St. Louis and Kansas City with northern California. Service started March 1997.

* Interstate 5 Corridor: first-ever dedicated intermodal trains between Los Angeles and Seattle, providing third-morning deliveries in both cities. Service began June 1997.

* Sunset Route: entirely redesigned Southern Pacific's intermodal services connecting Memphis, New Orleans, Houston and San Antonio with El Paso, Tucson, Phoenix and southern California. Service begins June 1998.






                                                          Review of Operations 9

THE RAILROAD, ALONG WITH ITS LABOR UNIONS AND FEDERAL OFFICIALS, INSTITUTED A NEW SYSTEM TO A MONITOR SAFETY PROGRESS.

LABOR AGREEMENTS

This past year, members of the operating unions around the Railroad system ratified unique hub-and-spoke agreements, replacing multiple seniority districts and multiple collective bargaining pacts. The hub-and-spoke concept allows engineers, conductors and brakemen to operate trains on all tracks in and out of major rail centers, whereas traditional labor agreements only allow train crew members to operate over one line in and out of major rail centers. Currently, agreements have been ratified at seven locations: Salt Lake City, Denver, Salina, Houston, Longview, North Little Rock/Pine Bluff and Roseville. These agreements promise to increase flexibility in train crew assignments and will help the Railroad provide merger-related service improvements to its customers. The remainder of the agreements are expected to be finalized in 1998.

SEVERE DIFFICULTIES THROUGHOUT THE SYSTEM

The Railroad's operations and revenues suffered as a result of system-wide congestion in the latter part of the year. To address the congestion problems, on October 1 the Railroad presented its Service Recovery Plan to the federal government's Surface Transportation Board (STB).

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)


10 Review of Operations

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)


     The Railroad is currently focusing on lowering car inventory, reducing congestion, increasing terminal flow and accelerating mainline velocity. Key steps aimed at meeting these goals include:

* hiring of nearly 3,500 new employees, including 1,000 train and engine service employees;

* forging historic union agreements that will allow critical hub-and-spoke operations across the network;

* implementing UPRR's Transportation Control System across the 35,000-mile system;

*    instituting directional running on lines radiating from Houston;

*    adding new locomotives; and

* rerouting trains around congested yards by using smaller satellite facilities for switching.

     The STB held two hearings during the latter part of 1997 to assess progress of the Railroad's Plan. An Emergency Service Order issued by the STB allows it to monitor the Railroad's improvements.

     The Railroad also has joined with its unions and the Federal Railroad Administration in implementing the Safety Assurance and Compliance Program that is designed to address such fundamental operating issues as crew management, employee fatigue and training. The initiatives grew out of several serious accidents last year. Unfortunately, these accidents overshadowed the fact that the number of reportable injuries, grade crossing accidents and train derailments were all reduced substantially over the last five years.



                                                         Review of Operations 11

WITH THE HELP OF A FOCUSED TEAM OF EMPLOYEES, OVERNITE IMPROVED CUSTOMER SERVICE LEVELS AND RAISED ON-TIME DELIVERY TO 96 PERCENT.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)


Review of Operations 12

OVERNITE TRANSPORTATION

In 1997, Overnite Transportation completed a dramatic turnaround, recording net income of $24 million before goodwill, compared to a net loss of $23 million before goodwill in 1996. Its operating ratio also improved to 96.8 from 105.0 last year.

FOCUSED EMPLOYEE INVOLVEMENT

Overnite restored its position as a leader in the less-than-truckload (LTL) industry by aggressively engaging its 12,000 employees in four critical areas of the business: service quality, cost control, profitable revenue growth and yield improvement.

     A company-wide program focused on raising service levels and delivering shipments to customers on time and damage free. Overnite also instituted management development sessions, upgraded the sales force and intensified its training, and created revenue enhancement teams.

     To generate more usable data, Overnite introduced a sophisticated tracking system that improved its ability to gather and analyze sales and operating information on each of its more than 100,000 customers, and produce up-to-date profitability status reports of each service center. The Company also placed a shipment tracking system, its Rate EDGE pricing system and other key tools on its website to provide customers with fast, convenient information.

OPERATIONAL CHANGES

In a bold move, Overnite tightened transit times on the majority of its shipping lanes -- over 13,000 routes -- through its Lane Enhancement Action Plan (LEAP), making its number of one- and two-day service routes unsurpassed in the industry. Overnite then launched Quantum LEAP, which uses sleeper teams to provide three- and four-day service to and from the West Coast from the Midwest and the East Coast.

--------------------------------------------------------------------------------
                                               1997         1996          1995
--------------------------------------------------------------------------------
Operating Revenues (millions)               $    946     $    961      $    976
--------------------------------------------------------------------------------
Operating Income (Loss)(millions)           $     10     $    (68)     $    (49)
--------------------------------------------------------------------------------
Operating Ratio  (%)[a]                         96.8        105.0         103.0
--------------------------------------------------------------------------------

[a] Excludes goodwill amortization.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)


                                                         Review of Operations 13

At the same time, Overnite significantly improved its on-time delivery -- consistently maintaining a 96 percent level throughout the year -- and reduced freight damage and shortage claims by 25 percent.

BUSINESS SEGMENTS

In 1997, Overnite focused on growing profitable revenue on two fronts. Through the growth of its small business segment, Overnite was able to strengthen its customer base. Sales promotions, employee training, the development of an inside sales department and driver-customer contact all contributed to a 29 percent revenue growth in this sector.

     Overnite's philosophy with large customers was to build steady, long-term growth and create working partnerships. To that end, Overnite instituted a yield improvement strategy, which shares vital cost-related information with customers; dedicated additional personnel to these major accounts, in some cases putting them directly on site; and started a Customer Advisory Council that meets periodically to discuss service quality levels and new ideas for improving business operations.

     With these actions, the Company was able to increase customer satisfaction, reduce costs through improved shipment planning, and in many cases improve profitability without raising rates.

EXPANSION

Overnite also increased its traffic in 1997 by introducing or expanding ancillary high-yield businesses, such as Cross Border and International Services, Trade Show and Guaranteed Transportation Solutions. These segments provide Overnite higher margin revenue and complement its existing network of lanes and service centers.

     Renewed profitability allowed Overnite to expand for the first time in three years, as 11 service points were added in Texas, providing direct service to more than 95 percent of the state.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)



14 Review of Operations

THROUGH THE GROWTH OF ITS SMALL BUSINESS SEGMENT, OVERNIGHT STRENGTHENED ITS CUSTOMER BASE; WITH LARGE CUSTOMERS, CREATING WORKING PARTNERSHIPS WAS A KEY TO SUCCESS.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)



                                                         Review of Operations 15

UNION PACIFIC TECHNOLOGIES

In 1997 -- for the 10th consecutive year -- Union Pacific Technologies continued its track record of delivering sophisticated products and services to the Union Pacific companies and expanding its role in the commercial marketplace.

INTERNAL BUSINESS

The key focus for Technologies is its ongoing support of the Union Pacific-Southern Pacific merger. Working with the Railroad's Information Technologies Department, UP Tech implemented three regional cutovers of the Transportation Control System (TCS) on the SP system, with completion of the fourth scheduled for this spring.

     At the same time, Technologies has been updating TCS to be Year 2000 compliant, which is scheduled for completion by the fourth quarter of 1998. Major work has begun on network optimization tools that the Company believes, when linked to TCS, will improve the Railroad's ability to manage business volumes, service schedules and resources effectively.

     UP Tech has been contributing to Overnite's successes by providing key staff and technical support for new financial and human resources systems. Technologies also is involved in the development of software to provide improved linehaul operations.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)



16 Review of Operations

COMMERCIAL BUSINESS

Technologies has begun the process of implementing the Transportation Control System (TCS) on the English, Welsh, and Scottish Railway (EWS) in the United Kingdom. This multi-year effort represents UP Tech's first major European venture and will help the EWS consolidate customer service operations, schedule and track the movement of cars, and exchange information more easily with its customers.

     Expanding its role in Mexico, UP Tech is providing a Spanish version of TCS to the first two concessionaires of the Mexican Railway privatization effort, while still supporting the state-owned Ferrocarriles Nacionales de Mexico.

     Technologies has also been making significant investments in TCS, standardizing all versions for domestic and international customers, which will vastly improve its ability to bring new products to market. In addition, work is under way to improve the user interaction with graphic display and new decision support capabilities.

     Shipment Management Services, which tracks both rail and truck shipments against predetermined schedules, has continued to grow as more customers have recognized the value of accurate information in support of the supply chain management process. Technologies is introducing Internet access to shipment information this spring.


THIS YEAR UNION PACIFIC TECHNOLOGIES IMPLEMENTED THREE TRANSPORTATION CONTROL SYSTEM CUTOVERS ON THE SOUTHERN PACIFIC RAIL NETWORK AND EXPANDED ITS COMMERCIAL BUSINESS.

(One photograph, not incorporated by reference- see prefacing comment on Exhibit 13 Cover Page.)


                                                         Review of Operations 17

FINANCIAL REVIEW

CONSOLIDATED RESULTS OF OPERATIONS

This review and the accompanying charts should be read with the financial statements, notes and supplementary information.

CORPORATE REORGANIZATION

Over the past three years, Union Pacific Corporation (UPC or the Corporation) completed several strategic transactions that refocused the Corporation on its core transportation operations.

CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY (CNW) - In April 1995, UPC acquired the remaining 71.6% of CNW's outstanding common stock not previously owned by UPC for $1.2 billion. The acquisition of CNW was accounted for as a purchase and CNW's financial results were consolidated with UPC beginning in May 1995.

NATURAL RESOURCES DIVESTITURE - In July 1995, UPC's Board of Directors approved a formal plan to dispose of its oil, gas and mining business by an initial public offering (IPO) of 17% of the common stock of Union Pacific Resources Group Inc. (Resources) followed by a distribution of UPC's remaining interest in Resources to the Corporation's stockholders on a tax-free, pro-rata basis (the Spin-Off) (see Note 3 to the Financial Statements). In October 1995, Resources completed the IPO, and after UPC's receipt of a favorable Internal Revenue Service ruling as to the tax-free nature of the Spin-Off in September 1996, UPC completed its divestiture of Resources. The Corporation's share of Resources' financial results through September 1996 are presented as discontinued operations in the Corporation's consolidated financial statements.

SOUTHERN PACIFIC RAIL CORPORATION (SOUTHERN PACIFIC OR SP) ACQUISITION - In September 1995, UPC acquired 25% of Southern Pacific, and in September 1996, it acquired the remaining 75% after receipt of a favorable decision from the Surface Transportation Board of the U.S. Department of Transportation (STB) on the Corporation's acquisition of SP. The aggregate Southern Pacific purchase price was $4.1 billion ($2.5 billion in UPC common stock and $1.6 billion in cash). The acquisition of Southern Pacific was accounted for as a purchase. The statement of consolidated income includes equity income equal to 25% of Southern Pacific's net income through September 10, 1996, reflecting UPC's ownership of Southern Pacific during such period and 100% of Southern Pacific's net income thereafter. Southern Pacific's results were fully consolidated with the Corporation's results effective October 1, 1996 (see Note 2 to the Financial Statements).

     As a result of the SP acquisition, UPC now operates the largest rail system in the United States, with nearly 35,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern U.S. gateways and providing several North/South corridors to key Mexican gateways.

MEXICAN RAILWAY CONCESSION - During 1997, the Corporation's major subsidiary, Union Pacific Railroad Company (UPRR and collectively with SP's rail operations, the Railroad), and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The Railroad holds a 13% ownership share and has accounted for its interest by the equity method. The consortium expects to assume operational control of both lines in early 1998.

1997 YEAR IN REVIEW

The Corporation began 1997 with the primary goal of integrating Southern Pacific's rail operations with those of UPRR. Although operational difficulties began in the third quarter, the integration is expected to be substantially complete in 1999.

     In the third quarter, congestion began to adversely impact operations and earnings. System congestion started in the Gulf Coast area and spread throughout the system as the Railroad shifted resources to help



18 Financial Review

                                  STOCK PRICE
                             PER SHARE AT YEAR-END
                           UNION PACIFIC CORPORATION

                                    Dollars

                                    [CHART]

  93        94        95        96*      97
------    ------    ------    ------   ------
$62.63    $45.38    $66.00    $84.69   $62.63

* Year-end value of Resources shares distributed in the Spin-Off

                                   BOOK VALUE
                           UNION PACIFIC CORPORATION

                               Dollars Per Share

                                    [CHART]

  93        94        95        96       97
------    ------    ------    ------   ------
23.81     24.92     30.96     33.35    33.30


mitigate the problem in the Gulf Coast. Factors leading to the congestion included, among other things, crew shortages and necessary track maintenance on SP lines, increased demand, washouts due to severe weather, derailments and congestion in the major Texas/Mexico gateways prior to privatization of the Mexican railroad system.

     To restore service to acceptable levels, the Railroad implemented a Service Recovery Plan (the Plan). The Plan focuses on reducing the number of cars on the system and restoring system velocity, which, in turn, results in more reliable service to customers. The cost of the congestion-related problems in 1997 was approximately $450 million, after tax, which reflected the combined effects of lost business, higher costs associated with congestion, costs associated with implementation of the Plan, alternate transportation and customer claims. Although progress has been made in improving service and recovering lost business, the Railroad expects some adverse impact of these problems in 1998 financial results.

     Overnite Transportation Company (Overnite), the Corporation's interstate trucking company specializing in less-than-truckload (LTL) shipments, returned to profitability in 1997, having successfully realigned its operations to be more competitive in the current trucking industry environment. Net income for 1997 was $24 million (excluding goodwill amortization).

     Also in 1997, UPC adopted a plan to sell its investment in Skyway Freight Systems, Inc. (Skyway), a wholly-owned subsidiary engaged in contract logistics and supply chain management. In connection with the planned sale, UPC recognized a $40 million after tax loss.

1997 COMPARED TO 1996

CONSOLIDATED RESULTS

The Corporation reported net income of $432 million ($1.76 per basic share and $1.74 per diluted share) in 1997 compared to $904 million ($4.17 per basic share and $4.14 per diluted share) in 1996, which included Resources as discontinued operations.

RESULTS OF CONTINUING OPERATIONS

CONSOLIDATED - In 1997, the Corporation reported income from continuing operations of $432 million ($1.76 per basic share and $1.74 per diluted share), compared to 1996 results of $733 million ($3.38 per basic share and $3.36 per diluted share). This decline in earnings is the result of congestion and related service issues that arose in the third quarter.

     Operating revenues increased $2.29 billion (26%) to $11.08 billion in 1997, reflecting increased volumes at the Railroad (the result of the full-year effect of the Southern Pacific merger, which was offset by declines resulting from congestion and related service problems and slightly lower volumes at Overnite.

     Operating expenses increased $2.57 billion (35%) to $9.83 billion in 1997, primarily the result of the addition of Southern Pacific's operations, congestion costs at the Railroad and inflation. These factors resulted in increases in salaries, wages and employee benefits ($906 million); equipment and other rents ($454 million); fuel and utility costs ($252 million); purchased services ($202 million); and materials and supplies ($91 million). Depreciation charges rose $281 million, primarily due to the addition of SP and UPC's continued reinvestment in its equipment and rail infrastructure. Other costs increased $387 million, primarily related to the service and congestion issues ($138 million); personal injury costs ($78 million); other taxes ($43 million); repair and maintenance expenses ($27 million); and casualty costs ($18 million).


                                                             Financial Review 19

                                  CARLOADINGS
                             UNION PACIFIC RAILROAD

                                   Thousands

  93        94        95        96        96        97
------    ------    ------    ------    ------    ------
4,619     4,991     5,568     8,814*    6,632     8,453

*    Carloadings on a pro forma basis

                                   COMMODITY
                               REVENUE DIVERSITY
                             UNION PACIFIC RAILROAD

                                  [PIE CHART]

Energy                             19.7%
Chemical                           17.8%
Automotive                          9.8%
Agriculture                        14.6%
Intermodal                         17.8%
Industrial Products                20.3%



     Consolidated operating income declined $280 million (18%) to $1.25 billion in 1997, the result of a $349 million decrease at the Railroad, partially offset by improved results at Overnite. Other income declined $45 million, primarily attributable to the loss recognized in connection with the Corporation's investment in Skyway. Interest expense increased $104 million, the result of higher debt levels associated with the Southern Pacific acquisition. Income from continuing operations as a percentage of operating revenues declined to 3.9% from 8.3% in 1996. Return on average common stockholders' equity dropped to 5.3% in 1997 from 12.4% a year ago, reflecting the impact of the service and congestion issues.

RAILROAD - The following discussion is based upon pro forma 1996 results which assumes the SP acquisition occurred on January 1, 1996:

     The Railroad earned $620 million in 1997 compared to $871 million a year ago. This decline in earnings is the result of the service and congestion issues that arose in the third quarter.

     Operating revenues were 1% lower in 1997. Average commodity revenue per car increased 3% resulting from improved traffic mix, but carloadings declined 4%. Offsetting increases and decreases in commodity revenues occurred in some areas, as noted below:

--------------------------------------------------------------------------------
COMMODITY REVENUE                                           % Change Versus
Millions of Dollars                        1997              Pro Forma 1996
--------------------------------------------------------------------------------
Automotive.......................        $  953                   1.9
Agricultural.....................         1,419                  (4.9)
Intermodal.......................         1,728                   0.9
Chemicals........................         1,728                  (2.2)
Energy...........................         1,913                   0.9
Industrial.......................         1,972                  (2.0)
                                         ------                  ----
 Total...........................        $9,713                  (1.1)
--------------------------------------------------------------------------------

     Operating income declined $418 million (25%) to $1.25 billion in 1997, while the operating ratio increased from 83.5 to 87.4 in 1997.

Revenue Summary (Pro Forma) - Carloadings for the year were down 4% from 1996 loads. Declines were principally caused by traffic congestion and related service problems, implementation of the Service Recovery Plan and the first quarter 1997 sale of the Duck Creek North line. Overall, average revenue per car
(ARC) was up $35 to $1,149 for the year, as a result of improved traffic mix.

Agricultural Products - Carloadings fell 9% and related commodity revenue fell $73 million (5%) to $1.42 billion. These decreases reflected a reduction in base business carloadings in most lines of business, the result of slow cycle times on wheat and corn shuttles as well as congestion problems and related equipment shortages. Strong worldwide wheat competition in the first half of 1997 hurt wheat exports and contributed to a 13% decline in wheat carloadings. Meals and oils reported a 5% increase in volume, the result of strong export markets in Mexico. Average commodity revenue per car rose 4% resulting from more longer-haul export traffic and higher rates from maintaining a car inventory available for grain customers.

Automotive - Commodity revenue grew 1.9% to $953 million as carloadings increased 3% on continued auto industry sales growth. Strong import and domestic demand caused finished vehicle carloadings to increase 3%, in spite of industry-wide equipment shortages and unscheduled auto plant shutdowns. Auto parts volumes grew by 2%, as strong Mexico volumes exceeded congestion-related diversions of traffic. Average commodity revenue per car declined $10 or 1%.

Chemicals - Carloadings were flat while commodity revenue fell 2% to $1.73 billion in 1997. Strong market demand could not be met due to the system congestion and equipment shortages. This resulted in some diversion of business to alternate transportation modes and competitors. Average commodity revenue per car fell $32 or 2%, due to strong competitive pressures and a shift in the business mix (increased short-haul business of low-ARC products).



20 Financial Review

                              TONNAGE BY CATEGORY
                            OVERNITE TRANSPORTATION

                                  [PIE CHART]

Less-Than-Truckload           93.4%
Truckload                      6.6%


                                  REVENUE PER
                                 HUNDREDWEIGHT
                             OVERNITE TRANSPORTATION

                                    Dollars

                                    [CHART]

  93        94        95        96       97
------    ------    ------    ------   ------
9.28      9.82      9.55      9.97     11.24


Energy - Commodity revenue (primarily coal) was essentially flat at $1.91 billion in 1997, while carloadings fell 2%. Average commodity revenue per car increased 3%, driven by higher-rated business and an improved business mix. Volume decreases reflected the impact of congestion on the ability of the Railroad to meet both domestic and foreign utilities' demand for low-sulfur, Powder River Basin (PRB) coal. Severe weather, derailments in key corridors and congestion had a significant impact on PRB train cycles in 1997. During the worst of the congestion, daily trains out of the PRB averaged only 21 trains per day versus 25 trains per day prior to the congestion and 24 trains per day in 1996.

Industrial Products - Carloadings decreased 15% and commodity revenue declined 2% to $1.97 billion. Volume decreases primarily reflected the impact of congestion and the first quarter 1997 sale of the Duck Creek North line. The largest decline was seen in metallic minerals (55%), due to reduced iron ore shipments associated with the Duck Creek North line and smaller decreases in most other industrial product lines. Average commodity revenue per car grew 16%, reflecting a longer average length of haul due to the above-mentioned line sale.

Intermodal - Commodity revenue was flat at $1.73 billion, as traffic also remained essentially unchanged. Strong market demand and new business opportunities were offset by congestion issues later in the year, including the temporary suspension of business in specific areas as part of the Service Recovery Plan, industry-wide equipment shortages and related diversions to truck and other railroads. Average commodity revenue per car remained flat compared to 1996.

Expense Summary (Pro Forma) - Operating expenses rose $286 million (3%) to $8.73 billion in 1997, primarily from congestion costs and inflation, offset somewhat by merger benefits and cost containment programs. Salaries, wages and employee benefits increased $50 million, the result of higher recrew rates due to congestion in the latter part of 1997, one-time merger severance payments and wage inflation from new national labor agreements. This was offset by reduced volumes and staff levels from merger-related severance and productivity and other gains. Equipment and other rent expense increased $139 million from longer congestion-related car cycle times and incremental costs associated with providing grain cars, more operating leases and price increases, which were somewhat offset by reduced volumes and merger efficiencies. Fuel and utility costs rose $3 million, the result of a slight increase in fuel prices (net of fuel hedging), slightly offset by a reduced fuel consumption rate and lower volumes. Depreciation charges rose $72 million, primarily reflecting the Railroad's continued reinvestment in its equipment and rail infrastructure. Other miscellaneous costs increased $40 million, primarily reflecting congestion costs including alternate transportation and customer claims, as well as one-time merger costs. These were somewhat offset by spending reductions and merger benefits.

Other Income and Expense Summary (Pro Forma)- Other income and expense, net, improved $48 million to $301 million, primarily the result of refinancing activities, lower interest rates and higher asset sales - including real estate, rail line and other assets.


TRUCKING - Throughout 1997, Overnite continued to benefit from several strategic initiatives implemented in 1996 to better compete in the current trucking industry environment. Actions taken included workforce reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers. As a result, Overnite reported a net income of $4 million in 1997 compared to a net loss of $43 million in 1996. Results for both periods included goodwill amortization of $20 million.

     Overnite's operating revenues decreased $15 million (2%) to $946 million as a 13% decrease in volumes more than offset a similar increase in average




                                                             Financial Review 21

                             REVENUES PER EMPLOYEE
                           UNION PACIFIC CORPORATION

                                  $ Thousands

  93        94        95        96       97
------    ------    ------    ------   ------
136.3     143.0     151.4     160.3    168.9


prices resulting from Overnite's pricing initiatives. Lower volumes were driven by a 10% decrease in LTL tonnage and a 38% decrease in truckload tonnage.

Operating expenses decreased $93 million to $936 million. Salaries, wages and employee benefit costs decreased $51 million, reflecting improved productivity, workforce reductions and lower volumes, partially offset by wage and benefit inflation. A shift from the use of intermodal rail service to contract linehaul carriers in 1997 caused a $16 million decrease in purchased services. Fuel and utility costs declined $10 million, driven by a 7% decrease in fuel prices, a 13% volume-related reduction in fuel consumption and improved fuel economy resulting from an upgraded fleet. Overnite reported 1997 operating income of $10 million, compared to an operating loss of $68 million in 1996, while Overnite's operating ratio (including goodwill amortization) decreased to 98.9 in 1997 from
107.0 in 1996.

CORPORATE SERVICES AND OTHER OPERATIONS - Expenses related to Corporate services and other operations (consisting of corporate expenses, third-party interest charges, intercompany interest allocations, other income and income taxes related to the Corporation's holding company operations and the results of other operating units) increased $28 million to $192 million in 1997. This increase largely reflects the relocation of the corporate offices to Texas and the loss recognized in connection with the planned sale of Skyway, offset by income realized in connection with UPC's sale of three aircraft. Other operating units reported a net operating loss of $1 million in 1997, no change from the operating loss of $1 million reported in 1996.

1996 COMPARED TO 1995

CONSOLIDATED RESULTS

The Corporation reported net income of $904 million ($4.17 per basic share and $4.14 per diluted share) in 1996 compared to $946 million ($4.62 per basic share and $4.60 per diluted share) in 1995.

RESULTS OF CONTINUING OPERATIONS

CONSOLIDATED - In 1996, the Corporation reported income from continuing operations of $733 million ($3.38 per basic share and $3.36 per diluted share), compared to 1995 results of $619 million ($3.02 per basic share and $3.01 per diluted share). This earnings improvement resulted primarily from continued strong financial performance at the Railroad.

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

     Consolidated operating income advanced $192 million (14%) to $1.53 billion in 1996, the result of a $218 million improvement at the Railroad, partially offset by weaker results at UPC's other businesses.




22 Financial Review

                               REVENUE TON-MILES
                                  PER EMPLOYEE
                             UNION PACIFIC RAILROAD

                                   $ Millions

  93        94        95        96       97
------    ------    ------    ------   ------
7.66      8.21      8.82      9.40     8.68


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

RAILROAD - The Railroad earned $940 million in 1996 compared to $867 million in 1995. Earnings improvements reflected base volume growth, the full-year effect of the CNW acquisition and the addition of Southern Pacific's fourth quarter 1996 operations. Earnings from these acquisitions more than offset the incremental interest costs incurred in 1996 associated with related acquisition financings.

     Operating revenues grew $1.35 billion (21%) to $7.68 billion in 1996. This increase primarily relates to a $1.31 billion (22%) increase in commodity revenue, reflecting the addition of Southern Pacific and CNW volumes, base business growth and a 2% increase in average commodity revenue per car, resulting from a longer average length of haul. Carloadings grew 19% (over one million cars), detailed as follows:

Agricultural Products - Carloadings rose 13% and commodity revenue increased $138 million (13%) to $1.22 billion. These increases reflect the addition of CNW carloadings offset by a reduction in base business carloadings, the result of low U.S. corn inventories, reduced export demand and the absence of a record 1995 grain harvest. Average commodity revenue per car was unchanged from 1995.

Automotive - Commodity revenue rose 20% to $767 million as carloadings increased 20% on continued auto industry sales growth and the addition of Southern Pacific volumes. Finished autos and auto parts carloadings rose 16% and 28%, respectively, reflecting strong Mexico business. Average commodity revenue per car was unchanged from 1995.

Chemicals - Carloadings advanced 14% and commodity revenue increased $169 million (14%) to $1.34 billion, principally from the addition of Southern Pacific volumes and increased base business sparked by growth in domestic fertilizer shipments and a rise in automotive industry plastics demand. Average commodity revenue per car was unchanged from 1995.

Energy - Commodity revenue (primarily coal) rose 26% to $1.63 billion in 1996, driven by a 13% increase in carloadings and a 12% increase in average commodity revenue per car. Volume increases reflected demand from both domestic and foreign utilities for low-sulfur, Powder River Basin coal and the addition of Southern Pacific volumes. The Railroad averaged 24 longer and heavier trains per day out of the Powder River Basin in 1996 compared to 23 trains per day in 1995. Average commodity revenue per car improvements resulted from a longer average length of haul related to the CNW integration.

Industrial Products - Carloadings increased 26% and commodity revenue rose $287 million (28%) to $1.33 billion, principally resulting from the addition of Southern Pacific and CNW volumes. Average commodity revenue per car grew 2%, reflecting a longer average length of haul.

Intermodal - Commodity revenue rose 29% to $1.14 billion as a 26% increase in carloadings - the result of new business, the addition of Southern Pacific and CNW volumes and strengthening domestic intermodal demand - combined with a 2% customer-mix-related increase in average commodity revenue per car.

     Operating expenses rose $1.14 billion (23%) to $6.08 billion in 1996. The addition of Southern Pacific's fourth quarter 1996 operations, a full year of CNW operations, base rail volume growth and inflation were the primary factors causing increases in



                                                             Financial Review 23
salaries, wages and employee benefits ($438 million); equipment and other rents ($188 million); materials and supplies ($92 million); purchased services ($79 million); casualty accruals ($53 million); and other taxes ($20 million). Fuel and utility costs rose $211 million, the result of increased volumes and a 13% increase in fuel prices (net of fuel hedging), slightly offset by an improved fuel consumption rate. Depreciation charges rose $118 million, primarily reflecting the addition of Southern Pacific and CNW properties and the Railroad's continued reinvestment in its equipment and rail infrastructure. Repair and maintenance expenses decreased $67 million, resulting from more efficient maintenance practices, improved equipment utilization and increased credits related to repairs of other railroads' freight cars. Insurance costs decreased $16 million, principally due to the refund of premiums associated with the liquidation of an insurance company investment, slightly offset by Southern Pacific insurance costs.

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

     Overnite's operating revenues decreased $15 million (2%) to $961 million as a 6% decrease in volumes more than offset a 4% increase in average prices resulting from Overnite's pricing initiatives. Lower volumes resulted from a 3% decrease in LTL tonnage and a 29% decrease in truckload volumes.

     Operating expenses increased $4 million to $1.03 billion. Salaries, wages and employee benefit costs decreased $8 million, reflecting workforce reductions and lower volumes, partially offset by wage and benefit inflation and a $3 million workforce reduction charge. The use of intermodal rail service and contract linehaul carriers in the first half of 1996 caused a $7 million increase in purchased services. Fuel costs rose $5 million, driven by a 24% increase in fuel prices that was partially offset by a 7% volume-related reduction in fuel consumption. Overnite's operating loss grew $19 million to $68 million in 1996, while Overnite's operating ratio (including goodwill amortization) increased to 107.0 in 1996 from 105.0 in 1995.

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

RESULTS OF DISCONTINUED OPERATIONS

Resources reported net income of $207 million through September 26, 1996 (the record date for the Spin-Off), compared to $351 million for the full year of 1995. As a result of Resources' October 1995 IPO



24 Financial Review

                              CASH FROM CONTINUING
                                   OPERATIONS
                           UNION PACIFIC CORPORATION

                                   $ Millions

  93        94        95        96       97
------    ------    ------    ------   ------
975       1,079     1,454     1,657    1,600


                              CAPITAL INVESTMENTS
                           UNION PACIFIC CORPORATION

                                   $ Millions

  93        94        95        96       97
------    ------    ------    ------   ------
899       876       1,058     1,360    2,101



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


CASH FLOWS, LIQUIDITY AND
FINANCIAL RESOURCES

In 1997, cash from continuing operations was $1.60 billion, compared to $1.66 billion in 1996. This $60 million decrease primarily reflects lower earnings and additional merger-related spending partially offset by a higher proportion of non-cash expenses included in net income.

     Cash used in investing activities was $1.77 billion in 1997 compared to $1.09 billion in 1996. This increase primarily reflects higher capital expenditures ($741 million), reflecting the capital spending requirements resulting from the Southern Pacific acquisition.

     Cash provided by financing activities was $71 million in 1997 compared to cash used by financing activities of $602 million in 1996. This change resulted from increased debt levels as a result of the fourth quarter losses at the Railroad. The ratio of debt to capital employed increased to 50.9% at December 31, 1997 compared to 49.4% a year ago. In the event congestion and related service problems continue to impact earnings, the Corporation's cost of borrowing may be adversely affected.

     In December 1996, the Corporation completed the registration of $1 billion of securities for public issuance. Issuances under the registration statement are expected to occur during 1998 and 1999, and will be used for general corporate purposes, including repayment of borrowings, working capital requirements and capital expenditures.

     At year-end 1997, the Corporation had $2.8 billion of outstanding credit facilities expiring in 2001, of which $0.9 billion was available for use.


OTHER MATTERS

FEDERAL RAILROAD ADMINISTRATION (FRA) REVIEW - The Railroad suffered a number of severe accidents in 1997. As a result of these incidents, the FRA reviewed the Railroad's operations and made several recommendations, including creating a joint committee of Railroad management, labor and the FRA to review and monitor all aspects of safety, adding an executive position for safety reporting directly to the President of the Railroad, creating a safety hotline (direct to the Railroad's President), re-evaluating all existing training programs and increasing the monitoring of train crew performance, crew fatigue and crew scheduling. All such FRA proposals have been implemented by the Railroad. The Railroad has also implemented a guaranteed time-off program for train and engine employees.

     The Railroad has established extensive safety initiatives focused on improving safety in the workplace. Over the past five years, these initiatives have significantly reduced the number of reportable injuries, lost work days and grade crossing accidents.

STB PROCEEDINGS - In October 1997, the STB instituted a proceeding to investigate rail service problems in the West. As a result of this proceeding, UPRR regularly reports to the STB concerning the recent service problems and the Service Recovery Plan. In late



                                                             Financial Review 25

                            LOCOMOTIVES AT YEAR-END
                             UNION PACIFIC RAILROAD

                                  Locomotives

  93        94        95        96       97
------    ------    ------    ------   ------
3,142     3,132     4,136     6,755    6,966



October, the STB issued an emergency service order, which imposed several temporary measures designed, among other things, to allow the Texas Mexican Railway Company (Tex Mex) to divert some traffic from UPRR in order to reduce congestion on UPRR lines in Houston, Texas. The STB also directed UPRR to suspend rail transportation service contract obligations of all shippers at Houston that wish to route shipments over the Tex Mex instead of UPRR during the period of the service order. On December 3, 1997, the STB opted to extend the emergency service order until March 15, 1998 and expanded the order in certain other respects. Unless UPRR is successful in recovering from the congestion and related service problems, certain parties may request the STB to order UPRR to take additional actions, including, among other things, further diversions of traffic or the transfer of certain UPRR rail lines or other facilities to other railroads.

PERSONAL INJURY - Over the past 10 years, work-related injuries have declined by more than 10% annually, reflecting aggressive safety and training programs. In addition, after several years of rising costs, the average settlement cost per claim in 1997 has declined. Annual expenses for the Railroad's injury-related events were $328 million in 1997 (which includes a full year of Southern Pacific), $251 million in 1996 and $222 million in 1995. Compensation for work-related accidents is governed by the Federal Employers' Liability Act
(FELA). Under FELA, damages are assessed based on a finding of fault through litigation or on out-of-court settlements. The Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

ENVIRONMENTAL COSTS - The Corporation generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 350 sites, including close to 60 sites currently on the Superfund National Priorities List, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

     A liability of $240 million has been accrued for future costs at all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 25% higher. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and/or the speculative nature of remediation costs.

     Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $46 million in 1997 and $28 million in 1996. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $7 million and $10 million in 1997 and 1996, respectively, for control and prevention, a portion of which has been capitalized. In 1998, the Corporation anticipates spending $60 million for remediation and $8 million for control and prevention. In addition, in connection with the integration of UPRR and Southern Pacific rail systems, UPC may spend up to $20 million in remediation costs related to the closure of major Southern Pacific shops and facilities in 1998. The majority of




26 Financial Review

                             FUEL CONSUMPTION RATE
                             UNION PACIFIC RAILROAD

                      Gallons per thousand gross ton-miles

  93        94        95        96       97
------    ------    ------    ------   ------
1.44      1.41      1.38      1.39     1.43


the December 31, 1997 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations. Future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Corporation.

LABOR MATTERS - Approximately 90% of the Railroad's 52,000 employees are represented by rail unions. Under the conditions imposed by the STB in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions must be negotiated before the UPRR and Southern Pacific rail systems can be fully integrated. To date, the Railroad has successfully reached agreements with the shopcraft, carmen, clerical and maintenance of way unions. The negotiations with the operating crafts are proceeding on schedule, with seven hub-and-spoke agreements having been reached. Under the hub-and spoke concept, all operating employees in a central "hub" are placed under a single set of collective bargaining agreements with the ability to work on the "spokes" running into and out of the hub. The terms of ratified and pending labor agreements are not expected to have a material adverse effect on the Corporation's results of operations.

     Overnite continues to oppose the efforts of the Teamsters to unionize Overnite service centers. Since year-end 1994, 59 of Overnite's 164 service centers have received petitions for union elections. Where elections have been held, 35 Overnite service centers voted against representation and two elections remain unresolved. The employees of three service centers that previously voted for union representation filed petitions with the National Labor Relations Board
(NLRB) to decertify the Teamsters as their union bargaining representative. Nineteen service centers, representing approximately 12% of Overnite's nationwide workforce, have voted for union representation, and the Teamsters have been certified as the bargaining representative for such employees without challenge by Overnite. Five other service centers, representing another 5% of Overnite's nationwide workforce, have either voted for union representation or it is unclear how such employees have voted. Such elections are currently being challenged by Overnite before the NLRB or the Federal courts. Overnite has begun negotiations with the Teamsters at the certified service centers.

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




                                                             Financial Review 27

                               DIVIDENDS DECLARED
                           UNION PACIFIC CORPORATION

                                   $ Millions

  93        94        95        96       97
------    ------    ------    ------   ------
315       341       353       371      423



to mitigate the risk of fuel price volatility. The intent of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes.

Sensitivity Analysis - UPC had a limited number of interest rate swaps and fuel hedging contracts in place at year-end 1997 (see Note 4 to the Financial Statements). If market interest rates changed by 5%, the related change in the value of interest rate swaps would be less than $2 million. If fuel costs changed by 10%, the related change in the value of fuel hedging contracts would not have a significant impact (approximately $28 million) on the Corporation's operating results.


ACCOUNTING PRONOUNCEMENTS - The American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities," effective for 1997, which clarifies the accounting for environmental remediation liabilities. Adoption did not have a significant impact on UPC's operating results or financial condition.

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share," effective for 1997, which replaces Accounting Principles Board Opinion No. 15, "Earnings Per Share." Basic earnings per share are calculated on the weighted-average number of common shares outstanding during each period. Diluted earnings per share includes shares issuable upon exercise of outstanding stock options. All prior period earnings per share amounts have been restated in accordance with FASB No. 128.

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" that will be effective in 1998. The Corporation anticipates minimal impact from this Statement.

     Also in June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" that will be effective in 1998. UPC currently complies with most provisions of this Statement, and any incremental disclosure required by that Statement is expected to be minimal.

THE OUTLOOK

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

1998 CAPITAL SPENDING - The Corporation's 1998 capital expenditures, debt service requirements and payments related to the integration of Southern Pacific's rail operations will be funded primarily through cash generated from operations, additional debt financings and the sale or lease of various operating and nonoperating properties. The Corporation expects that such sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future.

     The Corporation expects to increase its level of capital spending to approximately $2.5 billion in 1998, including over $450 million to integrate the UPRR and Southern Pacific rail systems. Railroad-related capital expenditures will be used to continue capacity expansion on its main lines, upgrade and augment equipment to meet customer needs and develop and implement new technologies. Overnite will continue to maintain its truck fleet and upgrade technology.

1998 BUSINESS OUTLOOK - Financial results in 1998 will be affected by the congestion and related service problems; however, management expects that rail volumes will improve as the Railroad makes progress in resolving these problems.

     The acquisition of Southern Pacific is anticipated to yield significant annual benefits to operating income, once Southern Pacific's operations have been fully integrated with UPRR's existing operations. The




28 Financial Review

                                     ASSETS
                           UNION PACIFIC CORPORATION

                                   $ Millions

  93        94        95        96       97
------    ------    ------    ------   ------
13,797    14,543    19,446    27,927   28,764


Railroad will continue the merger implementation which is expected to be substantially complete in 1999.

     Overnite will continue to streamline its business operations to compete in the current trucking industry environment. As a result of these efforts, UPC anticipates that Overnite will continue to improve its financial results during 1998.

YEAR 2000 - In 1995, UPC began modifying its computer systems to process transactions involving the year 2000 and beyond. Costs to convert these systems, estimated to total $61 million, are expensed as incurred. At year-end 1997, approximately 50% of the Corporation's systems have been modified, and the majority of the remaining systems are expected to be modified by year-end 1998. During 1999, systems will be tested to assure compliance with year 2000 requirements.

     UPC is in the process of contacting entities with whom it exchanges data to determine the status of their year 2000 modification efforts. In addition, the Corporation is working with vendors who supply equipment and/or software that could experience year 2000 problems.

     The Corporation believes its systems will be successfully and timely modified. However, failure to do so or failure on the part of third parties with whom UPC does business could materially impact operations and financial results in the year 2000.

CAUTIONARY INFORMATION

Certain information included in this report contains, and other materials filed or to be filed by the Corporation with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Corporation) contain or will contain, forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking information may include, without limitation, statements that the Corporation does not expect that lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, results of operations or liquidity and other similar expressions concerning matters that are not historical facts, and projections or predictions as to the Corporation's financial or operational results. Such forward-looking information is or will be based on information available at that time and is or will be subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to, whether the Railroad is fully successful in overcoming its congestion-related problems and implementing its Service Recovery Plan, industry competition, regulatory developments, natural events such as floods and earthquakes, the effects of adverse general economic conditions, fuel prices, labor strikes, the impact of year 2000 systems problems and the ultimate outcome of shipper claims related to congestion, environmental investigations or proceedings and other types of claims and litigation.


                                                             Financial Review 29

                          INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LLP LOGO]


Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statement of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1997 and 1996, and the related statements of consolidated income, changes in common stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP


Dallas, Texas
January 22, 1998



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


/s/ DICK DAVIDSON

Chairman, President and Chief Executive Officer


/s/ L. WHITE MATTHEWS

Executive Vice President-Finance


/s/ JOSEPH E. O'CONNOR JR.

Vice President and Controller



30 Financial Review

BUSINESS SEGMENTS

                 UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

----------------------------------------------------------------------------------------------------------------------
                          Millions of Dollars                                 1997             1996            1995
----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES        Railroad ................................        $  9,981         $  7,680         $  6,326
                          Trucking ................................             946              961              976
                          Corporate services and other operations..             152              145              184
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $ 11,079         $  8,786         $  7,486
----------------------------------------------------------------------------------------------------------------------
OPERATING INCOME          Railroad ................................        $  1,253         $  1,602         $  1,384
(LOSS)                    Trucking ................................              10              (68)             (49)
                          Corporate services and other operations..             (10)              (1)               6
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $  1,253         $  1,533         $  1,341
----------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM        Railroad ................................        $    620         $    940         $    867
CONTINUING OPERATIONS     Trucking ................................               4              (43)             (30)
                          Corporate services and other operations..            (192)            (164)            (218)
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $    432         $    733         $    619
----------------------------------------------------------------------------------------------------------------------
CASH FROM CONTINUING      Railroad ................................        $  1,759         $  1,767         $  1,486
OPERATIONS                Trucking ................................              79               47               37
                          Corporate services and other operations..            (238)            (157)             (69)
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $  1,600         $  1,657         $  1,454
----------------------------------------------------------------------------------------------------------------------
ASSETS (AT YEAR-END)      Railroad ................................        $ 26,891         $ 26,278         $ 15,694
                          Trucking ................................           1,189            1,225            1,270
                          Corporate services and other operations..             684              424            2,482
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $ 28,764         $ 27,927         $ 19,446
----------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND          Railroad ................................        $    972         $    686         $    568
AMORTIZATION              Trucking ................................              62               65               64
                          Corporate services and other operations..               9               11               10
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $  1,043         $    762         $    642
----------------------------------------------------------------------------------------------------------------------
CAPITAL INVESTMENTS       Railroad ................................        $  2,035         $  1,339         $    970
                          Trucking ................................              40               10               49
                          Corporate services and other operations..              26               11               39
                          --------------------------------------------------------------------------------------------
                          Total ...................................        $  2,101         $  1,360         $  1,058


      This information should be read in conjunction with the accompanying accounting policies and notes to the financial statements.



                                                      Financial Review 31

STATEMENT OF CONSOLIDATED INCOME

              UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

-----------------------------------------------------------------------------------------------------------------------
                              Millions of Dollars, Except Per Share Amounts    1997              1996            1995
-----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES            Railroad, trucking and other...........        $ 11,079          $ 8,786          $ 7,486
                              -----------------------------------------------------------------------------------------
OPERATING EXPENSES            Salaries, wages and employee benefits..           4,166            3,260            2,826
                              Equipment and other rents .............           1,339              885              695
                              Fuel and utilities (Note 4) ...........           1,042              790              574
                              Depreciation and amortization .........           1,043              762              642
                              Purchased services ....................             743              541              410
                              Materials and supplies ................             560              469              377
                              Other costs ...........................             933              546              621
                              -----------------------------------------------------------------------------------------
                              Total .................................           9,826            7,253            6,145
                              -----------------------------------------------------------------------------------------
INCOME                        Operating Income.......................           1,253            1,533            1,341
                              Other income (Note 13) ................             137              182              141
                              Interest expense (Notes 3, 4 and 7) ...            (605)            (501)            (450)
                              Corporate expenses ....................            (109)            (101)             (99)
                              -----------------------------------------------------------------------------------------
                              Income before Income Taxes ............             676            1,113              933
                              Income taxes (Note 6) .................            (244)            (380)            (314)
                              -----------------------------------------------------------------------------------------
                              Income from Continuing Operations .....             432              733              619
                              Income from Discontinued Operations
                                 (Note 3) ...........................              --              171              327
                              -----------------------------------------------------------------------------------------
                              Net Income ............................        $    432         $    904         $    946
-----------------------------------------------------------------------------------------------------------------------
PER SHARE                     BASIC
                                 Income from Continuing Operations...        $   1.76         $   3.38         $   3.02
                                 Income from Discontinued Operations.              --             0.79             1.60
                                 Net Income .........................            1.76             4.17             4.62
                              DILUTED
                                 Income from Continuing Operations...        $   1.74         $   3.36         $   3.01
                                 Income from Discontinued Operations.              --             0.78             1.59
                                 Net Income .........................            1.74             4.14             4.60
                              Dividends .............................        $   1.72         $   1.72         $   1.72

   The accompanying accounting policies and notes to the financial statements are an integral part of these statements.




32 Financial Statements

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

               UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

--------------------------------------------------------------------------------------------------------------------
                              Millions of Dollars                                           1997              1996
--------------------------------------------------------------------------------------------------------------------
ASSETS
                              --------------------------------------------------------------------------------------
Current Assets                Cash and temporary investments.........................     $     90         $    191
                              Accounts receivable (Note 4)...........................          631              507
                              Inventories............................................          296              304
                              Other current assets (Note 6)..........................          398              345
                              --------------------------------------------------------------------------------------
                              Total..................................................        1,415            1,347
                              --------------------------------------------------------------------------------------
Investments                   Investments in and advances to affiliated companies....          443              387
                              Other investments......................................          181              226
                              --------------------------------------------------------------------------------------
                              Total..................................................          624              613
                              --------------------------------------------------------------------------------------
Properties                    Cost (Notes 2, 5 and 7)................................       31,514           30,097
                              Accumulated depreciation (Note 5)......................       (5,537)          (5,053)
                              --------------------------------------------------------------------------------------
                              Net....................................................       25,977           25,044
                              --------------------------------------------------------------------------------------
Other                         Excess acquisition costs - net.........................          619              700
                              Other assets ..........................................          129              223
                              --------------------------------------------------------------------------------------
                              Total Assets ..........................................     $ 28,764         $ 27,927
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
                              --------------------------------------------------------------------------------------
Current Liabilities           Accounts payable.......................................     $    758         $    705
                              Accrued wages and vacation ............................          421              427
                              Accrued casualty costs ................................          333              332
                              Dividends and interest ................................          295              293
                              Income and other taxes.................................          268              250
                              Debt due within one year (Note 7)......................          233              127
                              Other current liabilities (Note 2).....................          939              922
                              --------------------------------------------------------------------------------------
                              Total..................................................        3,247            3,056
                              --------------------------------------------------------------------------------------
Other Liabilities             Debt due after one year (Notes 2, 3 and 7).............        8,285            7,900
and Stockholders' Equity      Deferred income taxes (Note 6).........................        6,252            5,939
                              Accrued casualty costs.................................          695              670
                              Retiree benefits obligation (Note 9)...................          828              720
                              Other long-term liabilities (Notes 2 and 12)...........        1,232            1,417
                              Common stockholders' equity (page 35)..................        8,225            8,225
                              --------------------------------------------------------------------------------------
                              Total Liabilities and Stockholders' Equity.............     $ 28,764         $ 27,927

 The accompanying accounting policies and notes to the financial statements are an integral part of these statements.




                                                         Financial Statements 33

STATEMENT OF CONSOLIDATED CASH FLOWS

               UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

------------------------------------------------------------------------------------------------------------------------------
                                Millions of Dollars                                           1997         1996         1995
------------------------------------------------------------------------------------------------------------------------------
CASH FROM CONTINUING            Net Income ............................................     $   432      $   904     $   946
OPERATIONS                      Non-cash charges to income:
                                   Depreciation and amortization ......................       1,043          762         642
                                   Deferred income taxes (Note 6) .....................         300          166         151
                                   Other - net ........................................        (196)        (559)        358
                                Income from discontinued operations (Note 3) ..........          --         (171)       (327)
                                Changes in current assets and liabilities (Note 2).....          21          555        (316)
                                ----------------------------------------------------------------------------------------------
                                Cash from Continuing Operations .......................       1,600        1,657       1,454
                                ----------------------------------------------------------------------------------------------
INVESTING                       Capital investments ...................................      (2,101)      (1,360)     (1,058)
ACTIVITIES                      Cash provided by discontinued operations (Note 3)......          --           41         467
                                Proceeds from Resources' notes receivable
                                   repayment (Note 3)..................................          --          650          --
                                Investments and acquisitions (Note 2)..................          --         (539)     (2,146)
                                Proceeds from sale of assets and other
                                   investing activities................................         329          114         168
                                ----------------------------------------------------------------------------------------------
                                Cash Used in Investing Activities......................      (1,772)      (1,094)     (2,569)
                                ----------------------------------------------------------------------------------------------
EQUITY AND FINANCING            Dividends paid ........................................        (422)        (353)       (353)
ACTIVITIES                      Debt repaid ...........................................        (572)      (2,047)     (1,531)
                                Financings (Notes 2 and 7) ............................       1,092        1,741       2,275
                                Proceeds from Resources' stock offering (Note 3).......          --           --         844
                                Other - net............................................         (27)          57          (5)
                                ----------------------------------------------------------------------------------------------
                                Cash Provided by (Used in) Equity and
                                   Financing Activities ...............................          71         (602)      1,230
                                ----------------------------------------------------------------------------------------------
                                Net Change in Cash and Temporary Investments...........     $  (101)     $   (39)    $   115
------------------------------------------------------------------------------------------------------------------------------
CHANGES IN CURRENT              Accounts receivable....................................     $  (124)     $     1     $    47
ASSETS AND LIABILITIES          Inventories............................................           8           12          19
(Excluding SP Assets and        Other current assets...................................         (53)         762        (281)
Liabilities Acquired in 1996)   Accounts, wages and vacation payable ..................          47            4          80
                                Debt due within one year...............................         106          (62)       (295)
                                Other current liabilities .............................          37         (162)        114
                                ----------------------------------------------------------------------------------------------
                                Total..................................................     $    21      $   555     $  (316)

 The accompanying accounting policies and notes to the financial statements are an integral part of these statements.




34 Financial Statements

STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

               UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

-------------------------------------------------------------------------------------------------------------------------
                     Millions of Dollars                                           1997             1996           1995
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCK         Common Stock, $2.50 par value
                        (authorized 500,000,000 shares)
                     Balance at beginning of year
                        (274,595,151 shares issued in 1997;
                        232,317,010 in 1996; 231,837,976 in 1995)...             $   686         $   581         $   580
                     Common stock issued in Southern Pacific
                        acquisition (38,089,704 shares)(Note 2).....                  --              95              --
                     Conversions, exercises of stock options
                        and other (1,452,405 shares in 1997;
                        4,188,437 in 1996; 479,034 in 1995) ........                   4              10               1
                     ----------------------------------------------------------------------------------------------------
                     Balance at end of year (276,047,556
                        shares issued in 1997; 274,595,151
                        in 1996; 232,317,010 in 1995) ..............                 690             686             581
                     ----------------------------------------------------------------------------------------------------
PAID-IN SURPLUS      Balance at beginning of year ..................               4,009           2,111           1,428
                     Common stock issued in Southern Pacific
                        acquisition (Note 2) .......................                  --           2,381              --
                     Distribution of investment in
                        Resources (Note 3)..........................                  --            (638)             --
                     Issuance of Resources' no par common
                        stock (Note 3) .............................                  --              --             638
                     Conversions, exercises of stock options
                        and other ..................................                  57             155              45
                     ----------------------------------------------------------------------------------------------------
                     Balance at end of year ........................               4,066           4,009           2,111
                     ----------------------------------------------------------------------------------------------------
RETAINED             Balance at beginning of year...................               5,262           5,327           4,734
EARNINGS             Net Income ....................................                 432             904             946
                     ----------------------------------------------------------------------------------------------------
                     Total .........................................               5,694           6,231           5,680
                     Cash dividends declared .......................                (423)           (371)           (353)
                     Distribution of investment in
                        Resources (Note 3)..........................                  --            (598)             --
                     ----------------------------------------------------------------------------------------------------
                     Balance at end of year (Note 7)................               5,271           5,262           5,327
                     ----------------------------------------------------------------------------------------------------
TREASURY STOCK       Balance at end of year, at cost
                        (29,045,938 shares in 1997; 27,935,628
                        in 1996; 26,737,806 in 1995)................              (1,802)         (1,732)         (1,655)
                     ----------------------------------------------------------------------------------------------------
                     Total Common Stockholders' Equity (Note 10) ...             $ 8,225         $ 8,225         $ 6,364

 The accompanying accounting policies and notes to the financial statements are an integral part of these statements.




                                                         Financial Statements 35

NOTES TO THE FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation or UPC) and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned) are generally accounted for on the equity method. All material intercompany transactions are eliminated.

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

EARNINGS PER SHARE

Earnings per share (EPS) are calculated in accordance with Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings Per Share" (FASB 128). Basic earnings per share are calculated on the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options (see Note
10). All prior period earnings per share amounts have been restated in accordance with FASB 128.

USE OF ESTIMATES

The consolidated financial statements of the Corporation include estimates and assumptions regarding certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

CHANGE IN PRESENTATION

Certain prior year amounts have been reclassified to conform to the 1997 financial statement presentation. Union Pacific Resources Group Inc. (Resources) is classified as a discontinued operation (see Note 3).




36 Notes to the Financial Review

1.  NATURE OF OPERATIONS

UPC consists of two major transportation segments, railroad and trucking, operating principally in the United States.

RAILROAD - The Corporation's largest segment is Union Pacific Railroad Company
(UPRR) (including as of May 1, 1995, Chicago and North Western Transportation Company (CNW)), and as of October 1, 1996, Southern Pacific Rail Corporation (Southern Pacific or SP)(see Note 2)(collectively the Railroad). The Railroad is the largest rail system in the United States, with nearly 35,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern U.S. gateways and providing several north/south corridors to key Mexican gateways. The Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and (primarily through interline connections) Canadian borders. The Railroad is subject to price and service competition from other railroads, motor carriers and barge operators. The Corporation completed the integration of CNW in 1996 and expects to complete the integration of the operations of Southern Pacific during 1999.

         Approximately 90% of the Railroad's 52,000 employees are represented by rail unions. During 1996, nearly all of UPRR's unionized workforce ratified five-year national agreements, which include a combination of general wage increases and lump-sum payments. In addition, the agreements provide for increased flexibility in work rules. Under the conditions imposed by the Surface Transportation Board of the U.S. Department of Transportation (STB) in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions representing SP employees must be negotiated before the UPRR and Southern Pacific rail systems can be fully integrated. The Corporation has begun negotiations with these unions and expects the remaining revised agreements to be ratified in 1998.

         During 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico, and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The Railroad holds a 13% ownership share and has accounted for its interest by the equity method. The consortium expects to assume operational control of both lines in early 1998.

TRUCKING - The Corporation's other major line of business is truck transportation. Overnite Transportation Company (Overnite), a major interstate trucking company specializing in less-than-truckload shipments, serves all 50 states and portions of Canada and Mexico through 164 service centers located throughout the United States. Overnite transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products. Overnite experiences intense service and price competition from both regional and national motor carriers.

         As the nation's largest non-union single operating trucking company, Overnite is periodically targeted by major labor organization efforts instituted by the International Brotherhood of Teamsters (Teamsters) at many of its service centers. Since year-end 1994, 59 of Overnite's 164 service centers have received petitions for union elections. Where elections have been held, 35 Overnite service centers voted against representation and two elections remain unresolved. The employees of three service centers that previously voted for union representation filed petitions with the National Labor Relations Board (NLRB) to decertify the Teamsters as their union bargaining representative. Nineteen service centers, representing approximately 12% of Overnite's nationwide workforce, voted for union representation, and the Teamsters have been certified as the bargaining representative for such employees without challenge by Overnite. Five other service centers, representing another 5% of Overnite's nationwide workforce, either voted for union representation or it is unclear how such employees have voted. Such elections are currently being challenged by Overnite before the NLRB or the Federal courts. Overnite has begun negotiations with the Teamsters at the service centers where the Teamsters have been certified as the bargaining representative.




                                         Notes to the Financial Statements 37

         During 1997 and 1996, Overnite continued to benefit from several initiatives implemented in 1996 which were aimed at better matching its operations to the current trucking industry environment. These actions included workforce reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers.

CONSOLIDATED - The Corporation's future results can be affected by, among other things, system congestion, changes in the economic environment and fluctuations in fuel prices. Several of the commodities transported by both Overnite and the Railroad come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's ongoing results. In addition, operating results at the Railroad and Overnite can be affected adversely by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation, or mitigated by hedging activity.

         Business Segments on page 31 provides additional financial information related to the Corporation's operations.

2. ACQUISITIONS

SOUTHERN PACIFIC - UPC consummated the acquisition of Southern Pacific in September 1996 by acquiring the remaining 75% of Southern Pacific common shares not previously owned by the Corporation for $25.00 per SP share in cash, 0.4065 shares of the Corporation's common stock per SP share, or a combination thereof, at the holder's election and subject to proration. As a result of the initial cash tender offer in 1995 for 25% of Southern Pacific's outstanding shares and the acquisition of the remaining 75% of Southern Pacific shares, 60% of the outstanding Southern Pacific shares were converted into 38.1 million shares of UPC common stock, and the remaining 40% of the outstanding shares were acquired for $1.56 billion in cash. UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings.

         The acquisition of Southern Pacific has been accounted for using the purchase method. Results for 1996 include equity income equal to 25% of Southern Pacific's net income through September 10, 1996, reflecting UPC's ownership of SP during such period, and 100% of Southern Pacific's net income thereafter. SP's results have been fully consolidated with the Corporation effective October 1, 1996. The purchase price was determined as follows and was based on a market value of the Corporation's common stock at the time the merger was announced of $65.00 per share.

--------------------------------------------------------------
Millions of Dollars, Except Per Share Amounts
--------------------------------------------------------------
Initial 25% investment in SP on September 15, 1995
  including equity income............................. $  990

Second-step cash purchase (23.4 million shares at
  $25.00 per SP share) on September 11, 1996..........    586

Merger exchange of SP shares (93.7 million SP shares
  converted into 38.1 million shares of UPC common
  stock at $65.00 per share) on September 11, 1996....  2,476

Transaction costs.....................................     45
--------------------------------------------------------------
Purchase price to be allocated........................ $4,097
--------------------------------------------------------------

         The Southern Pacific purchase price has been allocated as follows:

--------------------------------------------------
Millions of Dollars
--------------------------------------------------
Purchase price to be allocated ..        $ 4,097
Pre-tax merger costs:
 Current ........................            532
 Long-term ......................            426
Equity acquired .................         (1,083)
--------------------------------------------------
Unallocated purchase price ......        $ 3,972
--------------------------------------------------
Purchase price allocation:
 Property and equipment
    Land ........................        $ 3,509
    Roadway, equipment & other ..          2,522
 Debt and preference share
   revaluation ..................           (200)
 Deferred income taxes (including
   the effect of merger costs) ..         (1,859)
--------------------------------------------------
Total ...........................        $ 3,972
--------------------------------------------------




38 Notes to the Financial Statements

         In connection with the acquisition and continuing integration of UPRR and Southern Pacific's rail operations, UPC is in the process of eliminating 5,200 duplicate positions, which are primarily non-train crews. In addition, UPC is relocating 4,700 positions, merging or disposing of redundant facilities, and disposing of certain rail lines. The Corporation is also canceling uneconomical and duplicative SP contracts and has refinanced $621 million of SP's debt obligations. UPC recognized a $958 million liability in the SP purchase price allocation for costs associated with SP's portion of these activities.

         The components of the $958 million liability are as follows:

------------------------------------------------
Millions of Dollars
------------------------------------------------
Labor protection related to legislated and
  contractual obligations to
  SP union employees.................     $  361
Severance costs......................        343
Contract cancellation fees ..........        145
Relocation costs ....................        109
------------------------------------------------
Total................................     $  958
------------------------------------------------

         Through December 31, 1997, approximately $280 million in merger-related costs were paid by the Corporation and charged against these reserves, principally comprised of $153 million and $65 million, respectively, for severance and relocation payments made to approximately 3,500 Southern Pacific employees. The Corporation expects that the remaining merger payments will be made over the course of the next five years as the rail operations of UPRR and SP are integrated and labor negotiations are completed and implemented.

         In addition, the Railroad expects to incur $235 million in acquisition-related costs through 1999 for severing or relocating UPRR employees, disposing of certain UPRR facilities, training and equipment upgrading. These costs will be charged to expense as incurred over the next two years. Net income for 1997 includes $60 million for acquisition-related operating costs, net of tax.

         The pro forma results presented below have been prepared to reflect the consummation of the Southern Pacific acquisition and the subsequent pro-rata distribution of the shares of Resources owned by the Corporation to UPC's stockholders (see Note 3), as if such events occurred at the beginning of each period presented. The pro forma results presented below do not reflect synergies expected to result from the integration of UPRR's and Southern Pacific's rail operations, and accordingly, do not account for any potential increase in revenue or operating income, estimated cost savings, or one-time costs associated with the elimination of UPC's duplicate facilities and relocation or severance payments to UPC employees. The effects of the foregoing could be substantial. This unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the Southern Pacific acquisition and the distribution of Resources shares actually occurred on the date indicated, or of future results of operations of the resulting entity. Pro forma results for the year ended December 31, 1995 also reflect the pro forma effect of UPC's acquisition of CNW as if such transaction had occurred at the beginning of that period.

-------------------------------------------------------------
Millions of Dollars,                       Pro Forma
Except Per Share Amounts           1996                1995
-------------------------------------------------------------
Operating Revenues.....        $    11,219        $    11,031
Operating Income ......              1,606              1,523
Net Income ............                664                583
EPS (basic) ...........               2.73               2.40
EPS (diluted) .........               2.71               2.39
-------------------------------------------------------------

CNW - In April 1995, UPC completed the acquisition of the remaining 71.6% of CNW's outstanding common stock not previously owned by the Corporation for approximately $1.2 billion, funded by the issuance of additional long-term debt. The acquisition of CNW has been accounted for as a purchase, and CNW's financial results were consolidated with the Corporation effective May 1, 1995.




                                    Notes to the Financial Statements 39

3. DIVESTITURES

SKYWAY - In January 1998, the Corporation announced its intention to sell its investment in Skyway Freight Systems, Inc., a wholly-owned subsidiary engaged in contract logistics and supply chain management. In connection with the planned sale, the Corporation recognized a $40 million after tax loss.

RESOURCES - In July 1995, the Corporation's Board of Directors approved a formal plan to divest UPC's natural resources business through an initial public offering (IPO) by Resources, followed by a pro-rata distribution of the Resources shares owned by the Corporation to its stockholders (the Spin-Off).

         The IPO of 42.5 million Resources shares at $21.00 per share was completed in October 1995 and generated net proceeds of $844 million. At that time, Resources distributed to UPC a dividend of $1.62 billion ($912 million in cash, $650 million in 8.5% notes due within 90 days of the Spin-Off and a $59 million intercompany balance owed by the Corporation). UPC used the cash proceeds from the IPO dividend to repay outstanding commercial paper.

         In September 1996, after UPC's receipt of a favorable Internal Revenue Service ruling as to the tax-free nature of the Spin-Off, the Corporation's Board of Directors declared a special dividend consisting of the shares of Resources common stock owned by UPC. As a result of the Spin-Off, each of the Corporation's stockholders received 0.846946 of a share of Resources common stock for each UPC share of common stock held by such stockholder at the September 26, 1996 record date for the distribution. In October 1996, Resources repaid $650 million in notes to UPC, the proceeds of which were used by the Corporation to repay outstanding commercial paper. The Spin-Off was recorded as a reduction in paid-in surplus (representing the equity generated by the IPO) and retained earnings (see Page 35).

         Resources' results have been reported as discontinued operations in the Corporation's consolidated financial statements for 1996 and 1995. UPC's results reflect 100% of Resources' net income up to the date of the IPO and approximately 83% of Resources' net income from the date of the IPO to the Spin-Off. The Corporation's share of Resources' net income was $171 million and $327 million in 1996 and 1995, respectively. These amounts are net of income taxes of $82 million and $100 million in 1996 and 1995, respectively. For the years ended December 31, 1996 and 1995, Resources' operating revenues were $1.83 billion and $1.48 billion, respectively.

4.  FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The Corporation and its subsidiaries use derivative financial instruments (in limited instances and for other than trading purposes) to manage risk as it relates to fuel prices and interest rates. Where the Corporation has fixed interest rates or fuel prices through the use of swaps, futures or forward contracts, the Corporation has mitigated the downside risk of adverse price and rate movements; however, it has also limited future gains from favorable movements.

         The Corporation addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. The total risk associated with the Corporation's counterparties was $61 million at December 31, 1997. The Corporation has not been required to provide, nor has it received, any collateral relating to its hedging activity.

         The fair market values of the Corporation's derivative financial instrument positions at December 31, 1997 and 1996 described below were determined based on current fair market values as quoted by recognized dealers, or developed based on the present value of expected future cash flows discounted at the applicable zero coupon U.S. treasury rate and swap spread.




40 Notes to the Financial Statements

INTEREST RATES - The Corporation controls its overall risk of fluctuations in interest rates by managing the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of such debt as debt maturities occur or as incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed rate debt securities.

         At December 31, 1997, the Corporation had outstanding interest rate swaps on $255 million of notional principal amount of debt (3% of the total debt portfolio) with a gross fair market value asset position of $61 million and a gross fair market value liability position of $23 million. These contracts mature over the next one to eight years. At December 31, 1996, the Corporation had outstanding interest rate swaps on $265 million of notional principal amount of debt (3% of the total debt portfolio) with a gross fair market value asset position of $31 million and a gross fair market value liability position of $12 million. Interest rate hedging activity increased interest expense by $5 million in 1997, $3 million in 1996 and $7 million in 1995, raising the weighted-average borrowing rate by no more than 20 basis points in any year.

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

         At December 31, 1997, the Railroad and Overnite had hedged 42% and 34% of their forecasted 1998 fuel consumption, respectively. At December 31, 1996, neither the Railroad nor Overnite had hedged any of its forecasted 1997 fuel consumption. In addition, at year-end 1997, the Railroad had outstanding swap agreements covering its fuel purchases in 1998 of $298 million, with gross and net liability positions of $13 million. Fuel hedging had no significant effect on the Railroad's 1997 fuel costs, lowered 1996 fuel costs by $34 million and had no significant effect on 1995 fuel costs. At year-end 1997, Overnite had outstanding swap agreements of $10 million, with gross and net liability positions of $1 million. Fuel hedging had no significant effect on fuel costs for Overnite for the periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Corporation's long- and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1997, the fair value of total debt exceeded the carrying value by approximately 3%. Of the Corporation's total debt portfolio, approximately $1.6 billion of fixed rate debt securities contain call provisions that allow the Corporation to retire the debt instruments prior to final maturity, subject in certain cases to the payment of premiums.

         The carrying value of all other financial instruments approximates fair value.

SALE OF RECEIVABLES

The Corporation has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable. At December 31, 1997 and 1996, accounts receivable are presented net of the $650 million of receivables sold.




                                    Notes to the Financial Statements 41

5.    PROPERTIES

Major property accounts are as follows:

---------------------------------------------------
Millions of Dollars           1997          1996
---------------------------------------------------
Railroad:
  Road and other....        $23,610        $22,665
  Equipment ........          7,084          6,573
---------------------------------------------------
Total Railroad .....         30,694         29,238
Trucking ...........            750            736
Other ..............             70            123
---------------------------------------------------
Total ..............        $31,514        $30,097
---------------------------------------------------

         Accumulated depreciation accounts are as follows:

-------------------------------------------------
Millions of Dollars          1997          1996
-------------------------------------------------
Railroad:
  Road and other ...        $2,938        $2,551
  Equipment ........         2,270         2,181
-------------------------------------------------
Total Railroad .....         5,208         4,732
Trucking ...........           297           272
Other ..............            32            49
-------------------------------------------------
Total ..............        $5,537        $5,053
-------------------------------------------------

6.   INCOME TAXES

Components of income tax expense, excluding discontinued operations, are as follows:

--------------------------------------------------------------
Millions of Dollars          1997          1996         1995
--------------------------------------------------------------
Current:
  Federal ..........        $ (50)        $ 200        $ 166
  State ............           (6)           14           (3)
--------------------------------------------------------------
    Total current ..          (56)          214          163
--------------------------------------------------------------
Deferred:
  Federal ..........          270           149          130
  State ............           30            17           21
--------------------------------------------------------------
  Total Deferred ...          300           166          151
--------------------------------------------------------------
Total ..............        $ 244         $ 380        $ 314
--------------------------------------------------------------

         Deferred tax liabilities (assets), excluding discontinued operations, comprise the following:

------------------------------------------------------------------------
Millions of Dollars                               1997            1996
------------------------------------------------------------------------
Net current deferred tax asset .........        $  (127)        $  (118)
------------------------------------------------------------------------
Excess tax over book depreciation ......          7,050           6,891
State taxes - net ......................            504             517
SP merger reserves .....................           (235)           (357)
Long-term liabilities ..................           (208)           (292)
Retirement benefits ....................           (307)           (288)
Alternative minimum tax ................           (201)           (173)
Net operating loss .....................           (528)           (560)
Other ..................................            177             201
------------------------------------------------------------------------
Net long-term deferred tax liability ...          6,252           5,939
------------------------------------------------------------------------
Net deferred tax liability .............        $ 6,125         $ 5,821
------------------------------------------------------------------------

         The Corporation has a deferred tax asset reflecting the benefits of $1.5 billion in Southern Pacific net operating loss carryforwards (NOL), which expire as follows:

-------------------------------------------
Millions of Dollars
-------------------------------------------
Expiring December 31:
          2002 ................   $   455
          2003 ................       262
          2004 ................       134
          2005 ................       136
          2006 ................       226
          2007 ................        --
          2008 ................       202
          2009 ................        94
-------------------------------------------
Total .........................   $ 1,509
-------------------------------------------

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




42 Notes to the Financial Statements

         A reconciliation between statutory and effective tax rates of continuing operations is as follows:

-------------------------------------------------------------------------
                                   1997             1996           1995
-------------------------------------------------------------------------
Statutory tax rate ......          35.0%           35.0%           35.0%
State taxes - net .......           2.3             1.8             1.2
Goodwill amortization ...           1.3             0.7             0.9
Dividend exclusion ......          (1.6)           (1.4)           (2.3)
Tax settlement ..........          (0.9)           (2.3)             --
Other ...................          (0.1)            0.3            (1.1)
-------------------------------------------------------------------------
Effective tax rate ......          36.0%           34.1%           33.7%
-------------------------------------------------------------------------

Net payments of income taxes were $64 million in 1997, $108 million in 1996 and $91 million in 1995.

7. DEBT

Total debt is summarized below:

------------------------------------------------------------------------------
Millions of Dollars                                     1997            1996
------------------------------------------------------------------------------
Notes and debentures, 3.00% to
  10.00% due through 2054 ...................        $ 3,929         $ 4,051
Capitalized leases ..........................          1,251           1,137
Equipment obligations, 5.80% to
  10.30% due through 2012 ...................            910           1,048
Commercial paper and bid notes, average
  of 6.10% in 1997 and 5.82% in 1996 ........          1,743             899
Term floating rate debt, 5.71% to
  6.16% due through 2002 ....................            392             392
Mortgage bonds, 4.25% to 5.00%
  due through 2030 ..........................            176             176
Credit facility borrowings, average
  of 5.70% in 1996 ..........................             --             175
Tax-exempt financings, 3.99% to
  4.27% due through 2026 ....................            168             168
Unamortized discount ........................            (51)            (19)
------------------------------------------------------------------------------
Total debt ..................................          8,518           8,027
Less current portion ........................           (233)           (127)
------------------------------------------------------------------------------
Total long-term debt ........................        $ 8,285         $ 7,900
------------------------------------------------------------------------------

         Debt maturities for each year, 1998 through 2002, are $233 million, $426 million, $620 million, $2.4 billion and $612 million, respectively. Interest payments approximate gross interest expense.

         Approximately 24% of all rail equipment and other railroad properties secures outstanding equipment obligations and mortgage bonds.

         The Corporation has $2.8 billion of credit facilities with various banks designated for general corporate purposes, of which $0.9 billion is unused at December 31, 1997. These facilities expire in 2001. Commitment fees and interest rates payable under these facilities are similar to fees and rates available to comparably rated corporate borrowers.

         To the extent the Corporation has long-term credit facilities available, commercial paper borrowings and other current maturities of long-term debt of $1.9 billion, which are due within one year, have been classified as long-term debt maturing in the year 2001. This classification reflects the Corporation's intent to refinance these short-term borrowings and current maturities of long-term debt on a long-term basis through the issuance of additional commercial paper or new long-term financings, or by using currently available long-term credit facilities if alternative financing is not available.

         The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $2.7 billion at December 31, 1997.




                                    Notes to the Financial Statements 43

8.  LEASES

The Corporation leases certain locomotives, freight cars, trailers and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997 are as follows:

--------------------------------------------------------------
                                         Operating     Capital
Millions of Dollars                        Leases       Leases
--------------------------------------------------------------
1998 ...............................      $  419      $   170
1999 ...............................         394          183
2000 ...............................         342          169
2001 ...............................         280          186
2002 ...............................         218          163
Later years ........................       1,659        1,447
--------------------------------------------------------------
Total minimum payments .............      $3,312        2,318
------------------------------------------------
Amount representing interest .......                   (1,067)
--------------------------------------------------------------
Present value of minimum lease payments               $ 1,251
--------------------------------------------------------------

         Rent expense for operating leases with terms exceeding one month was $387 million in 1997, $350 million in 1996 and $236 million in 1995. Contingent rentals and sub-rentals are not significant.

9. RETIREMENT PLANS

The Corporation provides defined benefit pension plan benefits to eligible non-union employees through qualified and non-qualified (supplemental) pension plans. Railroad employees are covered by the Railroad Retirement System (System). Contributions made to the System are expensed as incurred and amounted to approximately $392 million in 1997, $275 million in 1996 and $200 million in 1995. In addition, retiree medical benefits and life insurance are provided for eligible non-union employees through unfunded benefit plans.

PENSION BENEFITS

Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment. The qualified plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The Corporation has settled a portion of the non-qualified unfunded supplemental plan's accumulated benefit obligation by purchasing annuities.

         Pension cost includes the following components:

-----------------------------------------------------------------------
Millions of Dollars                    1997          1996         1995
-----------------------------------------------------------------------
Service cost - benefits
  earned during the period ...        $  33         $  31         $  28
Interest on projected
  benefit obligation .........          122            89            80
Return on assets:
  Actual (gain)loss ..........         (271)         (163)         (181)
  Deferred gain (loss) .......          152            77           111
Net amortization costs .......            1             6             8
-----------------------------------------------------------------------
Charge to operations .........        $  37         $  40         $  46
-----------------------------------------------------------------------

         The projected benefit obligation was determined using a discount rate of 7.00% and 7.50% in 1997 and 1996, respectively. The estimated rate of salary increase approximated 5.00% and 5.50% in 1997 and 1996, respectively. The expected long-term rate of return on plan assets was 8.00% in both years. The change in assumptions will not significantly affect 1998 pension cost. As of year-end 1997 and 1996, approximately 32% and 37%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder in equity securities.




44 Notes to the Financial Statements

         The funded status of the Corporation's defined benefit pension plans is as follows:

-------------------------------------------------------------------------------------------------------------
                                                               Assets                    Accumulated
                                                               Exceed                      Benefits
                                                            Accumulated                    Exceed
                                                              Benefits                      Assets (a)
Millions of Dollars                                   1997            1996            1997           1996
-------------------------------------------------------------------------------------------------------------
Plan assets at fair value ..................        $ 1,436         $ 1,239         $   421         $   395
-------------------------------------------------------------------------------------------------------------
Actuarial present value
 of benefit obligations:
  Vested benefits ..........................          1,108             904             501             431
  Non-vested benefits ......................             80              58               6              11
-------------------------------------------------------------------------------------------------------------
Accumulated benefit
  obligation ...............................          1,188             962             507             442
Additional benefits
 based on estimated
  future salaries ..........................            139             132              16              54
-------------------------------------------------------------------------------------------------------------
Projected benefit
  obligation ...............................          1,327           1,094             523             496
-------------------------------------------------------------------------------------------------------------
Plan assets (over) under projected benefit
  obligation ...............................           (109)           (145)            102             101
Unamortized net transaction asset
  (obligation) .............................             20              24              (5)            (11)
Unrecognized prior service
  cost .....................................           (119)            (38)              2             (26)
Unrecognized net gain ......................            415             324               3               2
Minimum liability ..........................             --              --              32              42
-------------------------------------------------------------------------------------------------------------
Pension liability ..........................        $   207         $   165         $   134         $   108
-------------------------------------------------------------------------------------------------------------

(a) Includes the Corporation's non-qualified supplemental pension plan and the Southern Pacific qualified pension plan in both 1997 and 1996.

OTHER POSTRETIREMENT BENEFITS

The Corporation also provides medical and life insurance benefits on a cost sharing basis for qualifying non-union employees.

         Components of the postretirement health care and life insurance benefit expense are as follows:

--------------------------------------------------------------------------
Millions of Dollars                       1997          1996         1995
--------------------------------------------------------------------------
Service cost - benefits
  earned during the period .......        $  8         $  7         $  8
Interest costs on accumulated
  benefit obligation .............          29           22           20
Net amortization costs ...........          (9)          (8)         (12)
--------------------------------------------------------------------------
Charge to operations .............        $ 28         $ 21         $ 16
--------------------------------------------------------------------------

         The liability for postretirement benefit plans is as follows:

------------------------------------------------------------------
Millions of Dollars                              1997        1996
------------------------------------------------------------------
Accumulated postretirement benefit
  obligation:
  Retirees .............................        $290        $294
  Fully eligible active employees ......          39          34
  Other active employees ...............          96          89
------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation ...................         425         417
Unrecognized prior service gain ........          32          39
Unrecognized net gain ..................          55          54
------------------------------------------------------------------
Postretirement benefit liability .......        $512        $510
------------------------------------------------------------------

         The accumulated postretirement benefit obligation was determined using a discount rate of 7.00% and 7.50% in 1997 and 1996, respectively. This change in assumption will not significantly affect 1998 postretirement benefit costs. The health care cost trend rate is assumed to decrease gradually from 9.00% for 1998 to 4.50% for 2005 and all future years. If the assumed health care cost trend rates are increased by one percentage point, the aggregate of the service and interest cost components of annual postretirement benefit expense would increase by $3 million, and the accumulated postretirement benefit obligation would rise by $34 million.

UNION RETIREE BENEFIT PLANS

Certain of the Corporation's union retirees participate in defined contribution medical and life insurance programs. The costs of these plans are expensed as payments are made.

10.  STOCK OPTION PLANS, RETENTION STOCK PLANS AND OTHER CAPITAL STOCK

The FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," (FASB 123) which was effective for 1996 financial statements. FASB 123 requires either recognition of compensation expense for stock options and other stock-based compensation or supplemental disclosure of the impact such expense recognition would have had on the Corporation's results of operations had the Corporation recognized such expense. The Corporation has elected the supplemental disclosure option.




                                    Notes to the Financial Statements 45

         Pursuant to the Corporation's stock option, retention and restricted stock plans for directors, officers and key employees, 8,997,375, 8,586,773 and 10,359,406 common shares or options for common shares were available for grant at December 31, 1997, 1996 and 1995, respectively. Options under the plans are granted at 100% of market value at the date of grant and are exercisable for a period of 10 years from the grant date. Options become exercisable no earlier than one year after grant. In addition, multi-year awards were made in 1996, with retention requirements extending to 2000. Shares under option at the date of the Spin-Off were increased and revalued to reflect the market value change resulting from the Spin-Off. Granted shares in 1995 included the effect of the conversion of CNW employee options into UPC options. In addition, 1995 options expired and surrendered included the forfeiture of UPC options by certain Resources employees in exchange for options of Resources common stock.

         The plans also provide for awarding restricted shares of common stock to eligible employees, generally subject to forfeiture if employment terminates during the prescribed restricted period. During 1996 and 1995, 1,533,586 and 249,860 retention and restricted shares, respectively, were issued at a weighted-average fair value of $56.78 and $64.75 per share in 1996 and 1995, respectively. No retention or restricted shares were issued in 1997.

         At the Spin-Off date, 472,818 additional retention and restricted shares were issued to reflect the market value change resulting from the Spin-Off. A portion of the retention shares issued in 1996 and 1995 were subject to stock price or performance targets.

         The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996 and 1995, respectively: dividend yields of 3.04% and 2.60%; risk-free interest rates are different for each grant and range from 5.94% to 6.14%; expected lives of four and five years; and volatility of 21.06% and 21.90%. There were no options granted during 1997.

         Pro forma net income and earnings per share for 1997, 1996 and 1995 including compensation expense computed pursuant to FASB 123 (as though the value of options were charged to income over the vesting period) are as follows:

---------------------------------------------------------------------------
                                      1997           1996          1995
---------------------------------------------------------------------------
Net Income (millions) ....        $      418     $      901     $      946
EPS (basic) ..............        $     1.70     $     4.16     $     4.61
EPS (diluted) ............        $     1.69     $     4.13     $     4.60
---------------------------------------------------------------------------

         Changes in common stock options outstanding are as follows:

----------------------------------------------------------------------
                                                             Weighted-
                                           Shares        Average Price
                                     Under Option            Per Share
----------------------------------------------------------------------
Balance December 31, 1994 ....          8,450,110         $     49.06
Granted ......................            681,793               48.31
Exercised ....................           (495,235)              40.46
Expired/Surrendered ..........         (1,545,216)              49.12
----------------------------------------------------------------------
Balance December 31, 1995 ....          7,091,452               49.58
Granted ......................          5,687,448               56.35
Exercised ....................         (2,081,752)              39.39
Expired/Surrendered ..........           (326,082)              51.43
Spin-Off Conversion ..........          2,833,601              (16.51)
----------------------------------------------------------------------
Balance December 31, 1996 ....         13,204,667               43.42
GRANTED ......................                 --                  --
EXERCISED ....................         (1,620,648)              32.85
EXPIRED/SURRENDERED ..........           (247,676)              55.61
----------------------------------------------------------------------
BALANCE DECEMBER 31, 1997 ....         11,336,343         $     44.65
----------------------------------------------------------------------

         Stock options outstanding at December 31, 1997 are as follows:

-------------------------------------------------------------------
                                               Weighted-  Weighted-
                                                 Average    Average
                                  Number of     Years to   Exercise
Range of Exercise Prices            Options   Expiration      Price
-------------------------------------------------------------------
 $6.02 to $22.80  ...........       282,554      3         $ 15.81
 $22.91 to $37.99 ...........     4,258,096      6           32.10
 $42.87 to $56.50 ...........     6,795,693      8           53.72
-------------------------------------------------------------------
BALANCE AT DEC. 31, 1997.....    11,336,343      7          $44.65
-------------------------------------------------------------------




46 Notes to the Financial Statements

         Stock options exercisable at December 31, 1997 are as follows:

----------------------------------------------------------------------
                                                Weighted-   Weighted-
                                                  Average     Average
                                  Number of      Years to    Exercise
Range of Exercise Prices            Options    Expiration       Price
----------------------------------------------------------------------
 $6.02 to $22.80..............    282,554          3         $ 15.81
 $22.91 to $37.99 ............  4,258,096          6           32.10
 $42.87 to $56.50 ............  1,465,843          6           43.63
----------------------------------------------------------------------
BALANCE AT DEC. 31, 1997......  6,006,493          6         $ 34.14
----------------------------------------------------------------------

11.  EARNINGS PER SHARE

The FASB issued Statement No. 128, "Earnings Per Share," which is effective for 1997 financial statements. FASB 128 requires dual presentation of basic and diluted EPS, as well as restatement of EPS for all periods for which an income statement or summary of earnings is presented.

         The following table provides a reconciliation between basic and diluted earnings per share.

-------------------------------------------------------------------------------------------------------------
                                                                             Income         Shares  Per Share
                                                                        (Numerator)  (Denominator)     Amount
-------------------------------------------------------------------------------------------------------------
For the Year Ended 1997 (Millions, Except Per Share Amounts)
-------------------------------------------------------------------------------------------------------------
Basic EPS:
 Income available
   to common
   stockholders .................................................        $432.2         245.7        $ 1.76
 Effect of dilutive
   securities and
   stock options ................................................            --           2.4
-------------------------------------------------------------------------------------------------------------
Diluted EPS:
 Income available
   to common
   stockholders and
   assumed
   conversions ..................................................        $432.2         248.1        $ 1.74
-------------------------------------------------------------------------------------------------------------
For the Year Ended 1996 (Millions, Except Per Share Amounts)
-------------------------------------------------------------------------------------------------------------
Basic EPS:
 Income available
   to common
   stockholders .................................................        $903.5         216.7        $ 4.17
 Effect of dilutive
   securities and
   stock options ................................................            --           1.3
-------------------------------------------------------------------------------------------------------------
Diluted EPS:
 Income available
   to common
   stockholders and
   assumed
   conversions ..................................................        $903.5         218.0        $ 4.14
-------------------------------------------------------------------------------------------------------------

12.  COMMITMENTS AND CONTINGENCIES

There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. Certain customers have submitted claims or stated their intention to submit claims to the Railroad for damages related to shipments delayed in transit as a result of congestion problems (see the Financial Review section elsewhere in this Annual Report) and certain customers have filed lawsuits seeking to recover damages for such delays. The nature of the damages sought by claimants includes, but is not limited to, freight loss or damages, alternative transportation charges, additional production costs, lost business and lost profits. In addition, some customers have asserted that they have the right to cancel contracts as a result of alleged material breaches of such contracts by the Railroad.

         The Railroad is also party to regulatory proceedings at the STB investigating railroad service problems in the West. The STB has imposed certain temporary measures on the Railroad pursuant to this proceeding, including, among other things, the diversion of traffic from the Railroad's lines; and unless the Railroad is successful in recovering from the congestion and related service problems, certain parties may request the STB to order the Railroad to take additional actions, including, among other things, further diversions of traffic or the transfer of certain UPRR rail lines or other facilities to other railroads.

         The Corporation is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of numerous sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1997, the Corporation had accrued $240 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 25% higher. In addition, the Corporation and its subsidiaries periodically enter into financial and other commitments in connection with their businesses, and have retained certain contingent liabilities upon the disposition of formerly-owned operations.




                                    Notes to the Financial Statements 47

         The Corporation and certain of its officers and directors are also currently defendants in two purported class action securities lawsuits, and certain current and former directors of the Corporation are currently defendants in a purported derivative action filed on behalf of the Corporation. The class action suits allege, among other things, that management failed to properly disclose the Railroad's service and safety problems and thereby issued materially false and misleading statements concerning the merger with SP and the safe, efficient operation of its rail network. The derivative action alleges, among other things, that the named current and former directors breached their fiduciary duties to the Corporation by approving the mergers of SP and CNW into UPRR without ensuring that the Corporation or UPRR had adequate systems in place to effectively integrate those companies into the operations of the Corporation and UPRR. Because both the size of the class and the damages are uncertain, the Corporation is unable at this time to determine the potential liability, if any, which might arise from these lawsuits. Management believes that these claims are without merit and intends to defend them vigorously.

         It is not possible at this time for the Corporation to fully determine the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Corporation has recorded a liability. The Corporation does not expect that any known lawsuits, claims, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial condition, operating results or liquidity.

13.  OTHER INCOME

Other income includes the following:

-----------------------------------------------------------------------------
Millions of Dollars                          1997          1996         1995
-----------------------------------------------------------------------------
Rental income .....................        $  75         $  38        $  22
Net gain on
  property dispositions ...........          102            92           76
Interest on Resources
  notes receivable (Note 3) .......           --            33           15
Loss on planned sale of Skyway ....          (65)           --           --
Other - net .......................           25            19           28
-----------------------------------------------------------------------------
Total .............................        $ 137         $ 182        $ 141
-----------------------------------------------------------------------------

14.  ACCOUNTING PRONOUNCEMENTS

The American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities," effective for 1997, which clarified the accounting for environmental remediation liabilities. Adoption did not have a significant impact on UPC's operating results or financial condition.

         In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" that will be effective in 1998. The Corporation anticipates minimal impact from this Statement.

         Also in June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" that will be effective in 1998. UPC currently complies with most provisions of this Statement, and any incremental disclosure required by that Statement is expected to be minimal.




48 Notes to the Financial Statements

SUPPLEMENTARY INFORMATION (UNAUDITED)

SELECTED QUARTERLY DATA

Selected unaudited quarterly data are as follows:

-------------------------------------------------------------------------------------------------
Millions of Dollars
Except Per Share Amounts                Mar. 31        Jun. 30        Sep. 30        Dec. 31(d)
-------------------------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------------------------
Operating Revenues ...........        $ 2,810        $ 2,883        $ 2,825         $ 2,561
Operating Income (Loss) ......            345            501            465             (58)
Income (Loss) from Continuing
  Operations .................            128            216            240            (152)
Net Income (Loss) ............            128            216            240            (152)
Per Share (basic):
 Income (Loss) from Continuing
   Operations ................           0.52           0.88           0.98           (0.62)
  Net Income (Loss) ..........           0.52           0.88           0.98           (0.62)
Per Share (diluted):
 Income (Loss) from Continuing
   Operations ................           0.52           0.87           0.96           (0.62)
  Net Income (Loss) ..........           0.52           0.87           0.96           (0.62)
Dividends Per Share ..........           0.43           0.43           0.43            0.43
Common Stock Price:
  High .......................          63.63          71.63          72.44           64.75
  Low ........................          56.75          56.75          61.81           57.94
-------------------------------------------------------------------------------------------------
1996 - (a)-(b)
-------------------------------------------------------------------------------------------------
Operating Revenues ...........        $ 1,968        $ 2,012        $ 1,996         $ 2,810
Operating Income .............            265            389            419             460
Income from Continuing
  Operations .................            107            186            211             229
Net Income ...................            156            244            275             229
Per Share (basic):
 Income from Continuing
   Operations ................           0.52           0.91           1.00            0.94
  Net Income .................           0.76           1.19           1.30            0.94
Per Share (diluted):
 Income from Continuing
   Operations ................           0.52           0.90           0.99            0.93
  Net Income .................           0.76           1.18           1.29            0.93
Dividends Per Share ..........           0.43           0.43           0.43            0.43
Common Stock Price:
  High .......................          73.13          72.25          74.38           62.25(c)
  Low ........................          64.13          65.50          66.63           48.75(c)
-------------------------------------------------------------------------------------------------

(a) All information presented reflects Resources as a discontinued operation (see Note 3).

(b) 1996 information includes the effect of the completion of the Southern Pacific acquisition (see Note 2).

(c) Common stock prices for the fourth quarter of 1996 include the downward market adjustment of $24.24 per share resulting from the Spin-Off (see Note 3).

(d) Fourth quarter 1997 information includes $567 million pre-tax ($353 million after tax or $1.42 per diluted share) impact of rail congestion, $65 million pre-tax ($40 million after tax or $.16 per diluted share) loss on planned sale of Skyway and $22 million pre-tax ($13 million after tax or $.05 per diluted share) impact of one-time merger expenses.

STOCKHOLDERS AND DIVIDENDS

The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 30, 1998, there were 247,253,860 shares of outstanding common stock and approximately 49,300 common stockholders. At that date, the closing price of the common stock on the New York Stock Exchange was $60.00.

         Cash dividends declared on common stock by the Corporation were $1.72 per share in 1997 and 1996. Union Pacific has paid dividends to its common stockholders during each of the past 98 years. See Note 7 to the Financial Statements for a discussion regarding restrictions relating to the payment of cash dividends.

RAIL TRANSPORTATION

Rail transportation data includes Southern Pacific statistics from October 1, 1996 and CNW statistics from May 1, 1995.

COMMODITIES

Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total are as follows:

--------------------------------------------------------------------------------------------------------------
                                          1997                        1996                       1995
Percent of Total                   RTM            CR           RTM           CR            RTM            CR
--------------------------------------------------------------------------------------------------------------
Agricultural products ...         15.2%         14.6%         18.0%         16.4%         19.7%         17.6%
Automotive ..............          3.4           9.8           3.3          10.4           3.2          10.5
Chemicals ...............         12.2          17.8          12.3          18.0          12.8          19.1
Energy ..................         36.1          19.7          39.3          22.0          39.8          21.2
Industrial products .....         17.3          20.3          14.5          17.9          13.3          17.1
Intermodal ..............         15.8          17.8          12.6          15.3          11.2          14.5
--------------------------------------------------------------------------------------------------------------
Total ...................          100%          100%          100%          100%          100%          100%
--------------------------------------------------------------------------------------------------------------
Total (billions) ........        451.8         $ 9.7         369.7         $ 7.4         291.6         $ 6.1
--------------------------------------------------------------------------------------------------------------




                            Supplementary Information 49

EQUIPMENT

--------------------------------------------------------------------------------
                                            1997            1996           1995
--------------------------------------------------------------------------------
Owned or leased at year-end:
 Locomotives ......................         6,966          6,755          4,136
 Freight cars:
  Covered hoppers .................        41,193         42,406         37,341
  Box cars ........................        21,540         22,934         20,559
  Open-top hoppers ................        20,743         20,989         15,941
  Gondolas ........................        16,183         15,325         12,218
  Other ...........................        18,948         19,675          8,428
 Work equipment ...................        10,045         11,631         10,013
--------------------------------------------------------------------------------
Purchased or leased during
 the year:
  Locomotives .....................           276            245             85
  Freight cars ....................         1,525          2,263          2,111
--------------------------------------------------------------------------------
Average age of equipment
 (years):
  Locomotives .....................          14.4           13.7           13.1
  Freight cars ....................          19.3           19.2           20.9
--------------------------------------------------------------------------------
Bad order ratio - freight cars ....           4.4%           4.1%           4.4%
--------------------------------------------------------------------------------

CAPITAL EXPENDITURES

-----------------------------------------------------------------
Millions of Dollars            1997           1996         1995
-----------------------------------------------------------------
Roadway and other ....        $1,534        $  930        $  691
Equipment ............           501           409           279
-----------------------------------------------------------------
Total ................        $2,035        $1,339        $  970
-----------------------------------------------------------------

TRACK

-------------------------------------------------------------------------------
Miles                                         1997         1996           1995
-------------------------------------------------------------------------------
Main line ..........................        27,421        27,406        16,599
Branch line ........................         7,526         8,431         6,186
Yards, sidings and other
  main line ........................        21,588        21,915        14,977
-------------------------------------------------------------------------------
Total ..............................        56,535        57,752        37,762
-------------------------------------------------------------------------------
Track miles of continuous
  welded rail (at year-end) ........        23,392        23,172        14,246
Track miles under centralized
  traffic-control (at year-end) ....        15,590        15,406         9,932
-------------------------------------------------------------------------------
Track miles of rail replaced:
  New ..............................           716           451           492
  Used .............................           273           362           475
Track miles re-ballasted ...........         3,557         4,503         3,532
Ties replaced (thousands) ..........         3,853         2,919         2,194
-------------------------------------------------------------------------------

FREIGHT OPERATIONS

--------------------------------------------------------------------------
                                        1997          1996          1995
--------------------------------------------------------------------------
Operating ratio (%) ..........          87.4          79.1          78.1
Carloadings (thousands) ......         8,453         6,632         5,568
Average commodity revenue
  per car ....................        $1,149        $1,119        $1,097
Average price of diesel
  fuel (per gallon) ..........          71.0c.        69.2c.        61.0c.
--------------------------------------------------------------------------

TRUCKING

FREIGHT OPERATIONS

-----------------------------------------------------------------------
                                       1997         1996        1995
-----------------------------------------------------------------------
Shipments (thousands):
 Less-than-truckload .........        7,482        8,184        8,279
 Truckload ...................           24           39           53
-----------------------------------------------------------------------
Total ........................        7,506        8,223        8,332
-----------------------------------------------------------------------
Tonnage (thousands):
 Less-than-truckload .........        3,841        4,290        4,430
 Truckload ...................          269          436          612
-----------------------------------------------------------------------
Total ........................        4,110        4,726        5,042
-----------------------------------------------------------------------
Revenue per hundredweight ....       $11.24        $9.97        $9.55
-----------------------------------------------------------------------
Operating ratio (%)(a) .......         96.8        105.0        103.0
-----------------------------------------------------------------------

(a) Excludes goodwill amortization.

EQUIPMENT AND SERVICE CENTERS

---------------------------------------------------------------------------------
                                               1997           1996         1995
---------------------------------------------------------------------------------
Owned or leased at year-end:
 Tractors .............................         4,799         5,023         5,414
 Trailers .............................        19,439        19,479        19,809
 Straight trucks ......................            77            77            73
 Automobiles and service units ........           162           177           186
 Service centers ......................           164           161           175
---------------------------------------------------------------------------------
Average age of equipment (years):
 Tractors .............................           7.1           7.0           6.8
 Trailers .............................           8.7           7.7           7.2
---------------------------------------------------------------------------------

CAPITAL EXPENDITURES

------------------------------------------------------------
Millions of Dollars              1997       1996       1995
------------------------------------------------------------
Revenue equipment .......        $24        $ 5        $31
Other ...................         16          5         18
------------------------------------------------------------
Total ...................        $40        $10        $49
------------------------------------------------------------




50 Supplementary Information

TEN-YEAR FINANCIAL SUMMARY(a)

              UNION PACIFIC CORPORATION AND SUBSIDIARY COMPANIES

--------------------------------------------------------------------------------------------------------------------------------
                                       Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics
--------------------------------------------------------------------------------------------------------------------------------
                                       1997          1996      1995      1994(b) 1993(c)  1992   1991(d)  1990    1989     1988
FOR THE YEAR

Operating Revenues ..............    $11,079       8,786      7,486     6,492    6,002   5,773   5,687   5,739   5,453   5,128
Operating Income ................      1,253       1,533      1,341     1,244    1,112   1,082     221     993     993     966
Income (Loss) from
   Continuing Operations ........        432         733        619       568      412     456    (123)    374     398     419
Net Income ......................        432         904        946       546      530     728      64     618     595     644
Per Share (basic) (e):
   Income (Loss) from
     Continuing Operations ......       1.76        3.38       3.02      2.77     2.01    2.24   (0.61)   1.87    1.89    1.85
   Net Income ...................       1.76        4.17       4.62      2.66     2.59    3.58    0.32    3.09    2.82    2.85
Per Share (diluted) (e):
   Income (Loss) from
     Continuing Operations ......       1.74        3.36       3.01      2.76     2.00    2.24   (0.60)   1.86    1.88    1.84
   Net Income ...................       1.74        4.14       4.60      2.66     2.58    3.57    0.31    3.08    2.81    2.83
Dividends Per Share .............       1.72        1.72       1.72      1.66     1.54    1.42    1.31    1.18    1.12    1.05
Cash from Continuing
   Operations ...................      1,600       1,657      1,454     1,079      975     842     794     904     956     978
Capital Investments .............      2,101       1,360      1,058       876      899     864     667     674     870     917
Total Salaries, Wages
   and Employee Benefits (f) ....      4,789       3,603      3,120     2,755    2,689   2,659   2,523   2,538   2,462   2,319
Average Number of Employees .....     65,600      54,800     49,500    45,400   44,000  42,800  43,800  45,400  45,400  44,100
Revenues Per Employee
   (thousands) ..................    $ 168.9       160.3      151.4     143.0    136.3   135.0   129.9   126.4   120.0   116.4
--------------------------------------------------------------------------------------------------------------------------------
AT YEAR-END
Total Assets ....................    $28,764      27,927     19,446    14,543   13,797  12,901  12,272  12,063  11,567  11,272
Total Debt ......................      8,518       8,027      6,364     4,479    4,105   4,035   3,966   3,982   3,975   3,254
Common Stockholders' Equity .....      8,225       8,225      6,364     5,131    4,885   4,639   4,163   4,277   3,911   4,482
Equity Per Common Share .........      33.30       33.35      30.96     24.92    23.81   22.75   20.52   21.63   19.50   19.85
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS (%)

Debt to Capital Employed ........       50.9        49.4       50.0      46.6     45.7    46.5    48.8    48.2    50.4    42.1
Return on Average Common
   Stockholders' Equity .........        5.3        12.4       16.5      10.9     11.1    16.5     1.5    15.1    14.2    13.4

(a) Data include the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1, 1996, Chicago and North Western Transportation Company as of May 1, 1995 and Skyway Freight Systems, Inc. as of May 31, 1993. Information presented reflects the disposition of the Corporation's natural resources segment in 1996 and waste management segment in 1995 as discontinued operations.

(b) 1994 net income includes a net after tax loss of $404 million from the sale of the Corporation's waste management operations. Excluding this loss, 1994 return on average common stockholders' equity would have been 18.2%.

(c) 1993 net income includes a net after tax charge for the adoption of changes in accounting methods for income taxes, postretirement benefits other than pensions and revenue recognition, and a one-time charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993. Excluding the impact of these items, income from continuing operations would have been $468 million ($2.28 per basic share and $2.27 per diluted share) with a return on average common stockholders' equity of 15.7%.

(d) Earnings excluding the 1991 special charges would have been $639 million with a return on average common stockholders' equity of 14.2%.

(e) Earnings per share have been restated in accordance with the provisions of FASB 128.

(f)   Includes capitalized salaries, wages and employee benefit costs.


                                                 Ten-Year Summary 51

UNION PACIFIC CORPORATION


                            [MAP OF UNITED STATES]


Map Description
---------------

Two-page white map of the Continental United States, western provinces of Canada, and Alaska, on an off-white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

A.   Union Pacific Corporation

1.   Corporate Headquarters in Dallas, Texas.

B.   Union Pacific Railroad

1.   Headquarters in Omaha, Nebraska.

2. Single and Double Track located in the states of Nebraska, Iowa, Illinois, Missouri, Kansas, Oklahoma, Arkansas, Tennessee, Arizona, New Mexico, Louisiana, Minnesota, Wisconsin, Texas, Colorado, Wyoming, Utah, Idaho, Montana, Nevada, California, Oregon,, and Washington.

3. Triple and Quadruple Track located in the states of Nebraska, Kansas and Wyoming.

4.   Classification Yards located in the states of Nebraska, Kansas and Wyoming.

5. Major Intermodal Trailer/ Container Terminals located in the states of Nebraska, Illinois, Missouri, Arkansas, Tennessee, Louisiana, Texas, Arizona, Oregon, Idaho, Wyoming, Nevada, Colorado, Utah, California, and Washington.

C.   Overnite Transportation

1.   Headquarters in Richmond, Virginia.

2.   Key Terminals spread throughout the eastern half of the Continental
     United States; and in the Western states of Washington, Oregon, California, Nevada, Utah, Arizona, Texas, Oklahoma, Kansas, Nebraska, Iowa, Minnesota, Missouri, and Colorado; and in the Canadian cities of Toronto and Montreal.

E.   Union Pacific Technologies

1.   Headquarters in St. Louis, Missouri.




52 Map of Union Pacific

                                   [LEGEND]





                      [MAP OF UNITED STATES, CONTINUED]


Map Description
---------------

Two-page white map of the Continental United States, western provinces of Canada, and Alaska, on an off-white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

A.   Union Pacific Corporation

1.   Corporate Headquarters in Dallas, Texas.

B.   Union Pacific Railroad

1.   Headquarters in Omaha, Nebraska.

2. Single and Double Track located in the states of Nebraska, Iowa, Illinois, Missouri, Kansas, Oklahoma, Arkansas, Tennessee, Arizona, New Mexico, Louisiana, Minnesota, Wisconsin, Texas, Colorado, Wyoming, Utah, Idaho, Montana, Nevada, California, Oregon,, and Washington.

3. Triple and Quadruple Track located in the states of Nebraska, Kansas and Wyoming.

4.   Classification Yards located in the states of Nebraska, Kansas and Wyoming.

5. Major Intermodal Trailer/ Container Terminals located in the states of Nebraska, Illinois, Missouri, Arkansas, Tennessee, Louisiana, Texas, Arizona, Oregon, Idaho, Wyoming, Nevada, Colorado, Utah, California, and Washington.

C.   Overnite Transportation

1.   Headquarters in Richmond, Virginia.

2.   Key Terminals spread throughout the eastern half of the Continental
     United States; and in the Western states of Washington, Oregon, California, Nevada, Utah, Arizona, Texas, Oklahoma, Kansas, Nebraska, Iowa, Minnesota, Missouri, and Colorado; and in the Canadian cities of Toronto and Montreal.

E.   Union Pacific Technologies

1.   Headquarters in St. Louis, Missouri.














                                                        Map of Union Pacific 53