Form 10-K405, Exhibit 13
period 1998-12-31
UNION PACIFIC CORP
filed 1999-03-25
CIK 100885

Contents

1    Letter to Our Shareholders
4    Review of Operations
16   Financial Review
32   Financial Statements
49   Supplementary Information
51   Ten-Year Financial Summary
52   Map of Union Pacific
54   Board of Directors
56   Senior Officers

Financial Highlights
Union Pacific Corporation and Subsidiary Companies

Millions of Dollars,
   Except Ratios and Per Share Amounts           1998 [a]    1997    1996 [b]
                                                 ---------  -------  --------
For the Year
Operating Revenues.............................   $10,553   $11,079   $ 8,786
Operating Income (Loss)........................      (171)    1,144     1,432
Income (Loss) from Continuing Operations.......      (633)      432       733
Income from Discontinued Operations............         -         -       171
Net Income (Loss)..............................      (633)      432       904
Per Share - Basic:
  Income (Loss) from Continuing Operations.....     (2.57)     1.76      3.38
  Income from Discontinued Operations..........         -         -      0.79
  Net Income (Loss)............................     (2.57)     1.76      4.17
Per Share - Diluted:
  Income (Loss) from Continuing Operations.....     (2.57)     1.74      3.36
  Income from Discontinued Operations..........         -         -      0.78
  Net Income (Loss)............................     (2.57)     1.74      4.14
Dividends Per Share............................      0.80      1.72      1.72
Operating Cash Flow............................       565     1,600     1,657
Capital Investments............................     2,111     2,101     1,360

At Year-End
Assets.........................................   $29,374   $28,860   $27,990
Total Debt.....................................     8,692     8,518     8,027
Common Stockholders' Equity....................     7,393     8,225     8,225
Equity Per Common Share........................     29.88     33.30     33.35

Financial Ratios (%)
Operating Ratio................................     101.6      89.7      83.7
Debt to Capital Employed.......................      49.4      50.9      49.4
Return on Average Common Stockholders' Equity..      (8.1)      5.3      12.4

[a] 1998 operating loss and net loss included a one-time $547 million pre- and after-tax charge (see Note 1 to the Financial Statements). 1998 operating income and net loss, excluding the charge, would have been $376 million and $86 million, respectively, with a negative return on average common stockholders' equity of (1.1)%.

[b] Included the effect of the completion of the Southern Pacific Rail Corporation acquisition that occurred in September 1996 (see Note 2 to the Financial Statements) and the completion of the spin-off of Union Pacific Resources Group Inc. (see Note 3 to the Financial Statements).

GRAPHS INSIDE FRONT COVER

Operating Revenues
Union Pacific Corporation

$ Millions

Chart

  94        95         96         97          98
-----     -----      -----      ------      ------
6,492     7,486      8,786      11,079      10,563


------------------

Operating Income
Union Pacific Corporation

$ Millions

Chart

 94        95         96         97          98
-----     -----      -----      -----       ------
1,145     1,242      1,432      1,144        (171)*

*  376 -- Excluded $547 million Overnite goodwill revaluation.


------------------

Income from Continuing Operations
Union Pacific Corporation

$ Millions

 94        95         96         97          98
-----     -----      -----      ------      -----
 568       619        733         432       (633) **

** (86) Excluded $547 million Overnite goodwill revaluation.

Letter to Our Shareholders

There's no question that 1998 was a difficult year for all of us at Union Pacific as we continued to battle system-wide service difficulties. Our 53,000 Railroad employees worked through severe adversity, and as a result of their dedication we turned the situation around and headed the company in the right direction again. We are using the lessons learned from this experience to help us rebuild and improve our company.

We thoroughly examined all of our business processes, making several key changes that will allow us to operate more effectively and efficiently in 1999 and into the new millennium. Union Pacific is committed to being a company where customers want to do business, employees are proud to work and value is created for shareholders. To achieve this transformation, our company has redefined and clarified its core values of safety first, quality principles, respect for employees, commitment, accountability, simplicity, and communications.

Driving these changes was input from meetings with our customers, employees, unions, government agencies, and shareholders as we proceeded to strengthen the franchise. No one was shy -- especially our customers, who pointedly told us to provide reliable, consistent transportation services and be easier to do business with across the board. With all of this in mind, we invested time, thought and money in areas that would have the greatest impact on Union Pacific becoming the highest quality provider of transportation.

Financial Results

As a result of the Railroad's service difficulties and the goodwill write-down at Overnite, we recorded a net loss of $633 million for 1998. During the year we had set out to sell Overnite through an initial public offering. When trucking stocks softened, it became clear that we would not be able to obtain a fair price for the company. We subsequently decided not to proceed with the offering. Meanwhile, Overnite posted very solid results in 1998, and with a renewed focus on quality, produced continued improvement in revenues and operating costs compared to 1997.

At the Railroad, results for the first half of the year fell far below expectations, but by mid-year we turned the corner on profitability, and our recovery efforts began to bear fruit. The fourth quarter saw further progress as operations continued to become more efficient and customers began to bring their business back to the Railroad.

Early in the year our difficulties required us to reduce the dividend and issue equity-related securities. These were among the most difficult decisions I have had to make in my 40-year career, but they were essential to maintain the financial flexibility needed to restore service, fund capital spending, strengthen the company's infrastructure and provide for future growth.

Transformation

We have learned a great deal about ourselves and our customers this past year. We are putting that knowledge to work to build a better company and, in a nutshell, to change the way we do business. At the heart of our transformation process is a three-pronged approach to reshaping the company. The key elements include:

Decentralization of the operating group into three regions -- North, South and West. Mergers with Chicago and North Western and Southern Pacific (SP) added over 20,000 track miles, more than doubling our system in a little over three years. We determined that managing a system of that size could be done more effectively from regional centers than from a single headquarters location. This regionalization put the tactical decision making closer to the field people who are responsible for doing the work.

Formation of the Network Design and Integration (NDI) team. To help ensure that we utilize our assets efficiently and effectively, NDI will balance demands for critical resources, system capacity and our commitment to meet customer requirements. NDI will help make sure that our Railroad provides the single most important service in the eyes of customers -- reliability. This is the centerpiece of our efforts to redesign our key business practices.

Dramatic change in the leadership and culture of the Railroad. We need to create a more positive and productive work environment for employees to best meet customer needs. Through mergers, we have brought together three very different cultures. Our goal is to use one clearly delineated set of values for all of our employees.

Building a Foundation for Growth

Union Pacific also made progress in implementing the SP merger and laying a foundation for growth. We purchased approximately 270 new locomotives, hired over 6,000 employees, completed implementation of our computerized Transportation Control System and Crew Management System, and negotiated more hub-and-spoke agreements with our unions.

To strengthen our infrastructure, we spent nearly $1.5 billion in capital. We increased capacity on the Central Corridor and in the Houston/Gulf Coast area, completed an intermodal facility in Arkansas, opened a locomotive repair shop in Hinkle, Oregon, and made major strides in completing the Roseville, California Classification Yard.

Running a successful business also means running a safe business. Throughout 1998, Union Pacific, its unions and the Federal Railroad Administration -- the three partners in the Safety Assurance and Compliance Program (SACP) -- continued their all-out effort to make Union Pacific the safest railroad. SACP committees have spent many hours talking with people in the field, uncovering issues of common concern and developing initiatives for improving safety standards and performance.

A New President

In September Ike Evans joined us as president and chief operating officer of the Railroad, bringing to our company years of experience in customer relations and quality processes. In this role, Ike replaces Jerry Davis, now vice chairman, who has helped acquaint Ike with the Railroad and has passed on his perspectives gleaned from over 40 years in the business. Jerry will be retiring at the end of March, and his valuable insight and keen leadership will be missed as we go forward.

Conclusion

Our plan is coming together, and that's bringing a renewed enthusiasm and commitment to everyone at Union Pacific. Our fourth quarter was the best quarter in the last 18 months, and our indicators are headed in the right direction -- train speed is up, inventory numbers have improved and carloadings have increased. Additionally, we made significant progress on our merger integration during the year. But even more heartening, customers in our major commodity groups are giving us a real vote of confidence by starting to bring their business back.

We realize there is a great deal of work ahead to fully regain customer confidence and rebuild our revenue base. This will be everyone's focus in the coming year. With the strength of our newly merged franchise and the continued support of our hardworking, dedicated employees, we are building great momentum for 1999 and beyond. And that makes me optimistic about the future. We have what it takes to transform Union Pacific into an invigorated, customer-driven company, with a solid balance sheet and strong return for our shareholders. I am deeply committed to making our vision a reality.

Dick Davidson
Chairman and Chief Executive Officer
February 25, 1999

==============

Review of Operations

Union Pacific Railroad


                                      1998    1997    1996[a]
                                     ------  ------  -------
Operating Revenues (millions)        $9,368  $9,981  $10,113
Operating Income (millions)          $  433  $1,253  $ 1,671
Carloadings (thousands)               7,998   8,453    8,814
Operating Ratio (%)                    95.4    87.4     83.5


[a] On a pro forma basis as if the Southern Pacific acquisition had occurred on January 1, 1996.

1998 was a pivotal year for Union Pacific Railroad as it worked diligently to eliminate system-wide service congestion that spilled over from the previous year. UPRR took incremental, yet significant steps to restore customer service, improve its system and facilities, and allow the company to operate more safely and efficiently. Striving for operational excellence, the Railroad initiated a transformation process that reaches all corners of the company and affects every employee. Its purpose is to set the stage that will allow UPRR to complete the integration of Southern Pacific and lay a foundation for growth.

Transformation of the Railroad

First on the agenda, the Railroad addressed the disruptive service problems that still plagued it into 1998. For example, to restore consistent service in the Gulf Coast area, UPRR instituted, among other things, directional running, which covers a triangle from

Houston to Dexter, Missouri to Livonia, Louisiana; set up a joint dispatching center in Spring, Texas with the Burlington Northern Santa Fe; linked Houston's Englewood and Settegast Yards with connecting track; made a strong hiring push; and bought nearly 270 new locomotives for use system-wide. Attacking these problems one by one ended congestion on the Railroad and made the system fluid again.

The effects of these actions began to take hold in the third quarter, and by year-end there was encouraging news on three vital fronts: operations, business levels and financial results. Though the news is better, UPRR is well aware that customers, investors and employees expect -- and deserve -- more.

Financial Results

Union Pacific Railroad realized net income of $27 million, compared to last year's $620 million. Carloadings declined approximately 5 percent compared to 1997.

System congestion and weather-related delays negatively affected the Railroad's operating ratio, which increased to 95.4, compared to 87.4 last year. The operating ratio improved during the second half of the year following the application of new operating practices, the completed implementation of the Transportation Control System (TCS) on all former SP lines and the positive impact of merger-related activities.

Commodity Results

Overall carloadings were down as a result of system-wide congestion during the first half of the year and weak demand in certain markets, most notably grain, paper and steel.

Total coal tonnage in 1998 grew 2 percent, and revenues were up 4 percent over last year. Coal carloadings from Powder River Basin and Colorado/Utah mines grew by 6 percent and 8 percent, respectively, while southern Illinois tonnage was down. UPRR averaged nearly 25 trains a day or 119 million tons for the year from the Powder River Basin, and in late September loaded its 75,000th coal train since commencing service from that area. Mines in Colorado and Utah averaged more than 11 trains a day in 1998, a substantial increase from 1997.

Automotive carloadings were flat, while revenues were down 2 percent in 1998 compared to record levels of a year ago. Increases in both new and existing businesses offset the effects of service interruptions, a 54-day work stoppage at a major manufacturer and a declining number of import vehicles.

Increased communications with customers and a larger commitment of resources better prepared UPRR to handle a robust 1998 grain harvest. However, due to a drop in export demand, grain volumes fell nearly 8 percent compared to 1997. Although shipments to West Coast ports declined, grain traffic into the Gulf states and Mexico increased.

Because of poor service, UPRR lost some important chemical business during 1998. To overcome delays, improve the fluidity of yards and increase train velocity, the Railroad made a number of significant changes in the way it handles petrochemical shipments out of the Gulf Coast. The use of directional running, an investment in infrastructure and the establishment of a joint dispatching center in Spring, Texas had an immediate impact on operations. Nevertheless, volumes fell approximately 7 percent from last year, mostly in liquid and dry chemicals, LP gas, plastics and petroleum products. A 4 percent increase in fertilizers partially offset these losses.

UPRR's service interruptions last year had a severe impact on intermodal business, as volume fell 9 percent. However, UPRR views this segment as a growth market. To meet future intermodal demands, the Railroad has built business plans that are market competitive and supported by all needed resources.

Business with Mexico

Revenue from Mexico traffic was off compared to 1997 due mostly to service-related difficulties, with declines in grain, steel and automotive shipments. Additionally it was necessary to place an embargo on certain traffic through the Laredo crossing at the end of the first quarter to help relieve congestion. With the Railroad making a number of capital investments at specific border points, traffic volumes improved during the fourth quarter, especially shipments of finished autos and auto parts and electronics.

The formation of Ferromex and Transportacion Ferroviaria Mexicana, two privatized Mexican rail systems serving the border gateways, now provides better traffic flow across the border and offers broad opportunities for expanded trade. Ferromex, in which UPRR is a minority investor, began operations in the first quarter and interchanges with four Union Pacific gateways -- Eagle Pass, El Paso, Nogales and Calexico.

Improving the Franchise

The Railroad has a far-reaching infrastructure of track and facilities for its customers. In 1998 the Railroad made substantial investments in new facilities, as well as modernizing and expanding others, which will result in bottom-line improvement. For example:

In July UPRR opened a $70 million Memphis-area intermodal facility in Marion, Arkansas. The 600-acre facility, a dramatic improvement over the former site, has an annual lift capacity of 375,000 trailers and containers, using five cranes and one mobile packer. Trucks can now move in and out of the facility in about one third the time of the national average.

Completed in October, the $32 million Hinkle Locomotive Service and Repair Shop in eastern Oregon now allows UPRR to perform virtually all engine repairs and maintenance for the Pacific Northwest in one shop. The 100,000 square foot facility consolidates shop activities and makes repair work easier and more efficient. Twelve locomotives can be repaired or maintained at the same time on four tracks that run through the main building.

To provide value-added service to customers and create a strategic marketing advantage, the Railroad has a number of storage-in-transit (SIT) rail yards under construction to support chemical business in the Gulf Coast area. SIT yards store hopper cars filled with a customer's plastic pellets. This type of rolling "warehousing" reduces the need for storage at the manufacturer and saves time when pellets are transported to their final destination.

Significant progress was made on construction of the Roseville Classification Yard in northern California. When completed in May of 1999, Roseville will process up to 2,300 cars per day going through the Central Corridor. This strategic $145 million facility on 915 acres will become one of the largest rail yards in the UP system, with 55 classification tracks, eight receiving and eight departing tracks, a second main line, 247 switches, and over 86 miles of new track.

Capacity Expansion

UPRR invested a substantial amount of money in 1998 to relieve congestion causing the greatest impact on our system velocity. Projects included:

Completing the 108-mile triple main line track between North Platte and Gibbon, Nebraska. This construction is part of a five-year project to expand capacity on UPRR's busiest corridor lines that carry Powder River Basin coal to utilities in the Southwest and Midwest.

Expanding the main line from one track to two between Missouri Valley and Denison, Iowa, a stretch of 32 miles. This expansion will improve UPRR's ability to serve grain shippers and coal customers in the Midwest and East.

Constructing nearly 12 miles of double main line track on two lines in Nebraska that are part of the Marysville subdivision. The extra track capacity will help with a number of commodities, especially moving empty coal cars to the Powder River Basin mines. To further support the routing of coal traffic, UPRR purchased the rail line from St. Joseph, Missouri to Marysville, Kansas.

Spending nearly $288 million in the Gulf Coast region for capacity expansion, track upgrades and new facilities.

Upgrading the Tucumcari line between El Paso and Chicago, providing faster movement of intermodal traffic from the Midwest to southern California ports.

Technology Enhancements

The Railroad's ability to unify information and computer systems quickly and accurately is the linchpin to achieving merger benefits. In July the Railroad completed its fourth and final cutover of former SP locations by joining four western states to UPRR's Transportation Control System. This completed a two-year project that now brings the entire merged company under one system. Improved customer service and operating efficiencies followed computer system implementation.

One of the most critical issues facing the Railroad and its business partners is Year 2000 (Y2K) computer compliance. Because of the critical need for Y2K compliance, UPRR has given this project the highest priority. By the end of 1998, Union Pacific completed the bulk of the work, allowing time during 1999 to handle any additional issues and to help ensure a smooth transition on January 1, 2000. Currently the Railroad continues Y2K testing and compliance, working closely with customers and suppliers as well.

===================

Review of Operations

Overnite Transportation


                                                        1998           1997          1996
                                                       ------         ------        ------
Operating Revenues (millions)                          $1,034          $  946       $  961
Operating Income (Loss) (millions)[a]                  $   54[b]       $   30       $  (47)
Shipments (thousands)                                   7,789           7,506        8,223
Operating Ratio (%)[a]                                   94.8[b]         96.8        104.9

[a] Excluded goodwill amortization of $15 million in 1998 and $20 million in both 1997 and 1996.

[b] Excluded the one-time charge for the revaluation of Overnite's goodwill of $547 million pre- and after-tax (see Note 1 to the Financial Statements).

In 1998 cost-reduction and revenue-enhancing programs, improved asset utilization, a continued focus on quality and favorable economic conditions helped Overnite Transportation, the nation's sixth largest less-than-truckload carrier, post net income of $40 million compared to net income of $24 million in 1997, before goodwill in both years and excluding the effects of a $547 million write-down. Overnite's shipments increased 4 percent over 1997, and its operating ratio improved to 94.8 from 96.8.

Keys to Success

Throughout a three-year growth period, Overnite has made a significant turnaround in all facets of operation. With higher levels of service and reliability -- spearheaded by its 12,500 employees -- and flexibility of operations, Overnite built market strength, attracted more profitable freight, improved its customer mix and added national and local accounts, all while maintaining a disciplined pricing structure.

Overnite continues to develop and cultivate its specialty high-yield services:
Assembly and Distribution, Trade Show Division, Cross Border and Ocean Services, and Special Services Division. During 1998 Overnite initiated Guaranteed Transportation Solutions (GTS), a value-added niche service that complements its core less-than-truckload capabilities. GTS offers customers premium, time-definite service to any direct-service point coast to coast, as well as Canada and Puerto Rico.

Overnite improved its website by adding customer-friendly interactive features including applications for shipment tracing, rate-quote requests and access to Rate EDGE, as well as transit times for all direct and indirect destinations.

Building the Franchise

Early this year Overnite opened its expanded Dallas Service Center, which will be key to providing service that will blanket the state and allow the movement of freight between Texas and New England in 48 hours. Additionally, by mid-1999 Overnite will have a network of more than 200 service centers and agencies stretching from coast to coast, offering complete coverage in 35 states. Overnite will offer next-day service and coverage to match the best-in-class regional carriers east of the Rockies, together with inter-regional and long-haul sleeper team services that are among the industry leaders.

============

Review of Operations

Union Pacific Technologies

Union Pacific Technologies, drawing upon the expertise of its experienced staff, had another successful year providing a variety of transportation-related software and services to carriers and shippers in the commercial marketplace. Technologies also developed sophisticated computer systems for the Corporation's operating companies.

Transportation Management

Technologies supports UPRR's Transportation Control System (TCS) and markets that software to the rail industry. In 1998 Technologies experienced significant growth, providing TCS and other transportation management solutions to various railroads in the United States, Mexico and the United Kingdom. This remains a growth area with continued product investment in innovative technologies, expanded functionality and multilingual capabilities.

In 1998 Technologies, working with UPRR's Information Technologies department, completed the complex process of installing TCS on the former Southern Pacific
(SP) lines. This included making significant software changes to handle unique SP operating requirements. Implementation of TCS is one of the critical components of the Railroad's strategy to provide customers with merger-related enhanced service and operating efficiencies.

Another significant growth area for Technologies was Shipment Management Services (SMS), where several new value-added services were introduced. Currently, SMS interacts with virtually all North American rail carriers to provide shippers with real-time visibility of products in transit. Technologies now provides Internet access to SMS for shipment location and interline performance measurement information, and will continue to expand such capabilities.

Product Expansion

PS Technology, Inc. (PST), a growing UP technology company, has been the market leader of train crew management software and services in the North American freight and transit railroad industry since 1988. PST's System for Assignment and Tracking schedules, manages and produces payroll data for over 70,000 train and engine employees. The company also provides a Logistics Ordering and Tracking System that automates the booking, tracking and accounting interfaces for intermodal shipments. Commercial expansion efforts under way include employee management software for companies with complex work and payroll procedures.

A major expansion of capabilities and product offerings happened in late 1998 with the addition of Automated Monitoring and Control Incorporated (AMCI). AMCI's current product offerings include systems design and integration, rail work order and event management applications, data radio solutions, and mobile computing equipment used on board locomotives.

FINANCIAL REVIEW

This review should be read in combination with the financial statements, notes and supplementary information.

CORPORATE REORGANIZATION

In 1998, Union Pacific Corporation (UPC or the Corporation) continued implementing its strategy of refocusing on its core rail transportation business. The implementation of this strategy began with the 1994 sale of USPCI, Inc., the Corporation's waste-management business. Since then, the Corporation disposed of its oil and gas operations, sold its logistics business and attempted to sell its trucking operations. At the same time, the Corporation invested heavily in rail assets creating the largest rail system in the United States. The Corporation's rail investments included the 1995 purchase of the Chicago and North Western Transportation Company (CNW) - the nation's eighth largest railroad, the 1996 acquisition of Southern Pacific Rail Corporation (SP or Southern Pacific) - the country's sixth largest railroad, and the 1997 investment in the Pacific-North and Chihuahua Pacific lines in Mexico.

     Key strategic transactions in 1998, 1997 and 1996 were as follows:

OVERNITE DIVESTITURE - In May 1998, the Corporation's Board of Directors approved a formal plan to divest of UPC's investment in Overnite Transportation Company (OTC or Overnite) through an initial public offering (IPO). UPC recorded a $262 million after-tax loss from discontinued operations in the second quarter of 1998 to provide for the expected loss from the sale of Overnite (see Note 1 to the Financial Statements). During the second half of 1998, UPC attempted to sell Overnite. However, market conditions deteriorated in the third quarter of 1998 to the point that UPC decided not to consummate the IPO. UPC also pursued a sale of OTC to strategic buyers. Based upon market conditions, a divestiture of OTC within the one-year time frame prescribed by generally accepted accounting principles (GAAP) was no longer reasonably assured. As a result, in the fourth quarter of 1998, the Corporation reclassified Overnite's results to continuing operations and reversed the $262 million loss from discontinued operations. In the fourth quarter of 1998, the Corporation also recorded a $547 million pre-and after-tax charge to reflect an impairment of Overnite's goodwill that was recorded in continuing operations. Previously reported results for the second and third quarters of 1998 have been restated to reflect Overnite's earnings in continuing operations.

SKYWAY - In November 1998, the Corporation completed the sale of Skyway Freight Systems, Inc. (Skyway), a wholly-owned subsidiary. Skyway provided contract logistics and supply chain management services. The proceeds were used to repay outstanding debt. The sale of Skyway generated a net, after-tax loss of $50 million, of which $40 million was recognized in the fourth quarter of 1997 (see Notes 3 and 13 to the Financial Statements).

MEXICAN RAILWAY CONCESSION - During 1997, the Corporation's rail subsidiary, Union Pacific Railroad Company (UPRR or the Railroad), and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The Railroad holds a 13% ownership share and has accounted for its interest on the equity method. The consortium assumed operational control of both lines in 1998. In January 1999, the Corporation signed a letter of intent to acquire an additional 13% ownership interest.

SOUTHERN PACIFIC - UPC consummated the acquisition of Southern Pacific in September 1996. SP was acquired for $4.1 billion (60% of the outstanding Southern Pacific common shares were converted into UPC common stock, and the remaining 40% of the outstanding shares were acquired for cash). UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings. The acquisition of Southern Pacific has been accounted for using the purchase method. During 1998, UPC continued its integration of SP's rail operations. This process is expected to be completed over the next three years (see Note 2 to the Financial Statements).

RESOURCES - In July 1995, the Corporation's Board of Directors approved a formal plan to divest of UPC's natural resources business, Union Pacific Resources Group Inc. (Resources), through an IPO by Resources, followed by a pro-rata distribution of Resources shares owned by the Corporation to its stockholders (the Spin-Off). The IPO of 42.5 million Resources shares at $21.00 per share was completed in October 1995, and in September 1996, the Corporation's Board of Directors declared a special dividend consisting of the shares of Resources common stock owned by UPC. Resources' results have been reported as discontinued operations in the Corporation's 1996 financial statements.

SERVICE ISSUES

The Corporation's results in 1998 continued to be adversely affected by the congestion on the Railroad's system that began in the third quarter of 1997. However, the Railroad's service recovery efforts resulted in significant improvements in operating and financial results beginning in the latter half of the year. Congestion issues and the Railroad's service recovery efforts are discussed below.

1998 COMPARED TO 1997

CONSOLIDATED

NET INCOME - The Corporation reported a net loss of $633 million (a loss of $2.57 per basic and diluted share), reflecting a one-time revaluation of Overnite's goodwill of $547 million pre- and after-tax (see Note 1 to the Financial Statements) and the effects of system congestion at the Railroad. Excluding the effect of the one-time revaluation of goodwill at Overnite, the Corporation would have returned to profitability in the second half of 1998, as the Railroad began to see the benefits of its service recovery process. Despite service improvements in the second half of 1998, service problems and congestion significantly affected year-over-year results. As a result, the Corporation would have reported a net loss of $86 million ($0.35 per basic share and diluted share) in 1998, excluding the one-time goodwill revaluation, compared to earnings of $432 million ($1.76 per basic share and $1.74 per diluted share) in 1997.

OPERATING REVENUES - Operating revenues declined $526 million (5%) to $10.6 billion in 1998, reflecting lower volumes at the Railroad (the result of system congestion) partially offset by higher revenues at Overnite. Operating expenses increased to $10.7 billion for 1998, $789 million (8%) higher than 1997 operating costs of $9.9 billion. Excluding the goodwill revaluation, operating costs would have increased to $10.2 billion (2%). Salaries, wages and employee benefit costs were $182 million (4%) higher than 1997. Slower train speeds (causing the need for increased train crew levels) and other congestion-related labor cost overruns at the Railroad, inflation, and higher volumes at OTC all contributed to higher labor costs. These higher costs were partially offset by lower rail volumes (loads down 5%) and the elimination of duplicative positions as part of the SP merger implementation. Rent expense was up $22 million (2%) versus 1997, caused by slower average train speeds at UPRR (car cycle times ran 2 days above 1997 levels at 16 versus 14 days), locomotives leased for service recovery and higher volumes at OTC. Depreciation expense grew $27 million (3%) to $1,070 million, driven by the Railroad's extensive capital programs in 1997 and 1998. Fuel and utilities expenses were down $199 million (19%) from 1997. A year-over-year reduction in gross-ton miles at the Railroad (down 4%) generated volume-related fuel savings, while prices fell 13% and 16% at UPRR and OTC, respectively. Materials and supplies costs were up $5 million (1%) to $565 million from 1997, reflecting price inflation and increased maintenance of locomotives and freight cars, partially offset by merger consolidation benefits and lower material transportation costs. Lower volumes due to slow train speeds partially offset these higher materials and supplies costs. Casualty costs declined $3 million to $475 million, as lower personal injury costs were offset by increased insurance and damaged freight costs. Property and use taxes increased $3 million to $229 million. Other costs increased $205 million (20%) from 1997, largely reflecting costs associated with the resolution of customer claims (see Note 12 to the Financial Statements).

OPERATING INCOME - Operating income declined $1.3 billion to a loss of $171 million in 1998, reflecting operating declines at the Railroad of $820 million and the goodwill revaluation of $547 million at Overnite. Excluding the goodwill revaluation at Overnite, operating income would have been $376 million, compared to $1.1 billion in 1997, reflecting the impact of congestion at the Railroad partially offset by operating improvements at Overnite.

NON-OPERATING ITEMS - Other income improved $52 million to $189 million, reflecting higher year-over-year asset sales. Interest costs were $109 million unfavorable to 1997 at $714 million, reflecting higher borrowings to fund capital investments that could not be funded from operating cash flow at the Railroad due to the effects of system congestion. Income taxes (state and Federal) were favorable by $307 million compared to $244 million in 1997, the result of lower pre-tax income.

KEY MEASURES - Net income (excluding the one-time revaluation of goodwill at Overnite) as a percentage of operating revenues declined to (0.8)% from 3.9% in 1997. Return on average common stockholders' equity (excluding the one-time revaluation of goodwill at Overnite) dropped to (1.1)% in 1998 from 5.3% a year ago, reflecting the impact of congestion issues at the Railroad. In addition, the Corporation's operating ratio, excluding the one-time revaluation of goodwill, was 96.4% in 1998, compared to 89.7% in 1997.

RAIL

SERVICE RECOVERY - Congestion in and around Houston and the coastal areas of Texas and Louisiana (the Gulf Coast region) began in the third quarter of 1997. System congestion started in the Gulf Coast region and spread throughout the system during the third and fourth quarters of 1997, and continued to adversely affect the Railroad's operations and financial results in 1998. In response to its operational difficulties, the Railroad adopted certain measures beginning in 1997 designed to alleviate the congestion problems and improve the efficiency and flexibility of rail operations. To ease system congestion, the Railroad focused on reducing the number of cars on the system and restoring system velocity by hiring additional train and engine employees, accelerating and expanding locomotive purchases and leases, improving management of train crews, and using outside carriers for haulage and train switching in congested areas. In 1998, these efforts were supplemented by the institution of directional running in parts of the Gulf Coast region, establishment of a joint dispatching center in Texas, and extensive track maintenance and capacity expansion efforts in UPRR's Central Corridor and southern tier. While in some cases the Railroad's actions temporarily slowed service, they have resulted in improved system velocity. Also in 1998, UPRR instituted several key initiatives including a new long-term strategy to improve the effectiveness of the organization. This effort is focused on culture change, business process improvement and decentralization, each of which is designed to improve customer satisfaction, increase employee involvement and improve operational efficiency and financial results. The combination of all of the steps described above (the Service Recovery Process) has allowed the Railroad to alleviate congestion and improve operations throughout the UPRR system. However, despite these improvements, the Railroad's operations and financial results were significantly impacted by congestion in 1998.

WEATHER AND OTHER CONGESTION ISSUES - During 1998, service in the Railroad's Central Corridor between Chicago and Utah was slowed by track maintenance and capacity expansion work that is expected to be completed during 1999. UPRR also experienced congestion on its lines in northern California, in the Los Angeles Basin and on the Sunset Route west of El Paso, Texas. This was caused in part by two derailments that occurred in July 1998, tight crew supply and limited track capacity in that region, and the learning curve associated with the integration of the computer system of Southern Pacific in the region with the Railroad's computer system that commenced in July 1998. The Railroad alleviated this congestion by various measures, including temporarily rerouting trains from this region to other portions of its system. Late in the third quarter and early in the fourth quarter of 1998, the Railroad's operations were also adversely affected by severe weather in the southern portion of its system, including Hurricane Georges, which disrupted operations in New Orleans and other parts of Louisiana at the end of September, heavy rains that moved from northern Texas through Oklahoma and into the Kansas City area in early October, heavy rains that resulted in severe flooding in central and southern Texas later in October, and heavy rains and flooding across parts of Oklahoma and Kansas in early November. The Railroad was able to respond quickly to these problems by rerouting traffic, repairing damages caused by washouts and restoring service without severe or lengthy disruptions to the Railroad's operations, which reflected the success of the Railroad's Service Recovery Process in addressing service and congestion problems. Despite these external difficulties, the Railroad was able to recoup the financial loss generated in the first half of 1998 and reported net income for the full year of 1998.

OPERATING RESULTS - The Railroad returned to profitability in the third quarter of 1998 (by posting net income of $67 million after three consecutive quarterly losses) and continued its earnings improvement in the fourth quarter of 1998 (posting net income of $114 million), as the Railroad began to see the benefits of implementing its Service Recovery Process. Despite service improvements in the second half of 1998, year-over-year results were significantly affected by the congestion problems discussed above. As a result, the Railroad reported net income of $27 million in 1998 compared to $620 million in 1997.

REVENUE SUMMARY - Rail operating revenues were down $613 million (6%) at $9.4 billion. Carloadings for 1998 of 8.0 million were down 5% from 1997 loads of 8.5 million. Declines followed continuing system congestion - which significantly lowered overall train velocity and efficiency, weakening demand for whole grain exports (due to strong worldwide crop yields), and a soft export market (caused by the Asian economic crisis). Average revenue per car (ARC) was down 1% for 1998 at $1,134 per car from last year's $1,149. The decline in ARC was driven by a shift in corn shipments from long-haul Pacific Northwest moves to shorter-haul Gulf Coast traffic and large volumes of very low-ARC empty repositioning moves for intermodal traffic, partially offset by longer-haul, high-ARC coal traffic.

     The following table summarizes the year-over-year change in rail commodity revenue (CR) and ARC by commodity type:

--------------------------------------------------------------------------------------------------
Carloads in Thousands, Commodity Revenues in Millions of Dollars

                             1998                   Change                     % Change
                     Cars    ARC      CR     Cars     ARC      CR      Cars      ARC     CR
Automotive.......     643   1,459   $  938      2    $(27)   $ (15)     - %      (2)%   (2))%
Agriculture......     847   1,545    1,308    (69)    (33)    (138)    (8)       (2)    (10)
Intermodal.......   2,500     601    1,503   (247)    (28)    (225)    (9)       (4)    (13)
Chemicals........     900   1,707    1,535    (72)    (57)    (179)    (7)       (3)    (10)
Energy...........   1,767   1,130    1,997     31      28       84      2         2       4
Industrial.......   1,341   1,335    1,791   (100)    (23)    (167)    (7)       (2)     (8)
--------------------------------------------------------------------------------------------------
Total............   7,998  $1,134   $9,072   (455)   $ 15    $(640)    (5)%      (1)%    (7)%

Automotive-Revenues were down 2%, reflecting flat volume and a 2% decrease in ARC. Finished vehicles volumes were up 3%, reflecting new Ford business (up 25%) and growth in Chrysler business (up 12%) that were partially mitigated by the effects of the General Motors (GM) strike in mid-1998. Parts volumes lost 4% year-over-year as Ford's volumes fell because of the Railroad's equipment shortages and GM's switch from intermodal containers to boxcars, which lowered parts carloadings as more parts fit in each boxcar. ARC fell 2% as a result of the new Ford business that generated a shorter length of haul than existing business.

Agriculture - Revenues fell 10% for 1998, as loads finished down 8% and ARC decreased 2%. Low export demand due to strong worldwide crop yields, the Asian economic crisis and falling corn prices caused a 12% decline in corn volumes. System congestion limited traffic for canned and packaged products (down 16%), fresh fruit and vegetables (off 13%), beverages (down 12%), frozen products (off 4%) and food grains (down 3%). Livestock/feed declined 16% as feed additives were replaced by less expensive corn. These volume declines were partially offset by higher wheat (strong harvest - up 2%) and meals and oils (up 3%) traffic. ARC declined 2% as a result of a drop in Pacific Northwest corn moves (very long haul moves) due to weak export markets.

Intermodal - Revenue showed a 13% year-over-year decline as volumes fell 9% and ARC fell 4%. Congestion issues and related diversions severely affected several intermodal segments, especially Intermodal Marketing Company (IMC)/truckload
(TL) and less-than-truckload (LTL)/premium. Volumes also suffered from weak exports due to the Asian crisis. A partial offset was the impact of new American President Lines business and the high demand for containers. ARC fell as traffic mix shortfalls (relatively fewer high-ARC IMC/truckload and LTL/premium loads) were exacerbated by increased volumes of low-ARC empty repositioning moves, as equipment imbalances precipitated by strong imports and weak exports caused customers to significantly increase empty container repositioning moves.

Chemicals-Shipments fell 7%, while revenues dropped 10% when compared to 1997 results. Congestion-related diversions to truck, barge and other railroads plagued most business lines (especially liquid and dry chemicals - off 9% and petroleum products down 19%). LP gas traffic (down 18%) was hurt by the introduction of new pipelines, while the Asian crisis significantly reduced the movements of soda ash causing carloads to fall 10%. In addition, an unplanned mine shutdown reduced shipments of phosphorus (off 9%). The 3% decline in ARC was largely due to a higher volume of short-haul storage-in-transit moves, lower high-ARC liquid and dry chemical and soda ash moves, and the loss of long-haul business due to system congestion.

Energy - Movements were up 2%, while revenues were up 4% from 1997 levels. Congestion caused by, among other things, maintenance and capacity expansion in the Central Corridor and diversion of Illinois traffic hampered coal volumes throughout 1998. However, efficiency gains in both Powder River Basin (PRB) trains per day (24.7 in 1998 from 23.9 a year ago) and PRB train length (119 cars/train in 1998 vs. 116 in 1997) helped boost year-over-year volumes despite the effects of congestion caused by maintenance and track expansion in the Railroad's Central Corridor. Colorado and Utah volumes were also up due to better service performance than 1997 levels. The 2% increase in ARC was primarily a result of more high-ARC PRB traffic.

Industrial - Volumes declined 7%, while ARC declined 2%, resulting in an 8% drop in revenues. Volumes continued to be plagued by equipment shortages and service issues (caused by slowed local switching and congestion). A large portion of industrial product moves occurred in the South, where congestion hit hardest, although service levels have continued to improve. Shipments of ferrous scrap (down 20%), steel (17% lower due to congestion and higher steel imports), metallic minerals (off 15%) and paperboard, newsprint and non-metallic products (all off 11%) were affected by congestion. In addition, several of the same commodities have also been affected by Central Corridor congestion (due to, among other things, maintenance and capacity expansion) and congestion in the western portion of the Railroad's system, as the final portion of UPRR's computerized operating system was brought on-line in SP's western territory in the third quarter of 1998. ARC fell 2% due to product mix issues and shortfalls of high-ARC steel traffic, lumber and metallic minerals.

EXPENSE SUMMARY - Operating expenses were $8.9 billion for 1998, $207 million (2%) higher than 1997 operating expenses of $8.7 billion. However, second half 1998 operations improved significantly from the first half of 1998. The following statistical table reflects the improvements in the Railroad's operating performance in the second half of 1998:

--------------------------------------------------------------------------------
                                1997                        1998
Averages, Except Ratios      2Q     3Q     4Q     1Q     2Q     3Q     4Q
Seven-Day Loadings
    (000's)..............  170.7  165.9  153.6  152.5  154.9  155.3  160.6
Train Speed (MPH)........   18.4   15.0   13.2   13.8   14.0   14.4   15.5
Car Cycle Times (Days)...   12.7   15.2   17.5   17.6   16.4   15.9   14.4
Operating Ratio (%)......   80.9   82.0  102.5   97.7  105.1   90.5   88.7
--------------------------------------------------------------------------------

Salaries, wages and employee benefits - Labor expenses were $140 million (4%) higher than 1997. Slower train speeds (which created the need to increase the number of train crews required as re-crew rates jumped to 18% in 1998 vs. 15% a year ago), inflation and other congestion- and service-related cost overruns contributed to higher labor costs. These higher costs were partially offset by lower volumes (gross-ton miles were down 4%) and the elimination of duplicative positions as part of the SP merger implementation.

Rent - Expenses were up $19 million (1%) versus 1997. Cycle times were up 2 days from 1997 causing the Railroad to rent more equipment due to the decrease in equipment utilization. Locomotives leased to alleviate congestion and support service recovery also increased equipment costs, as slower train speeds lowered locomotive utilization increasing the need for additional locomotive power. However, these increases were partially offset by lower traffic levels due to congestion-related volume shortfalls.

Depreciation - Expense grew $31 million (3%) to $1.0 billion, driven by the Railroad's extensive capital programs in 1997 and 1998. The Railroad spent over $2.0 billion on capital projects in 1998 (including $400 million of SP integration projects). UPC expects to spend $1.7 to $1.9 billion in 1999, of which $200 million will be merger-related.

Fuel and utilities - Expenses were down $195 million (20%) from 1997. A reduction in gross-ton miles year-over-year (down 4%) generated volume-related fuel savings of $36 million versus 1997. Prices were down 9 cents per gallon to 62 cents, saving $106 million. The fuel consumption rate of 1.39 gallons per thousand gross-ton miles improved 2% from last year's 1.42, lowering the Railroad's fuel costs by $23 million. Hedges of 57% of 1998 fuel volumes increased fuel costs by $87 million, or 8 cents per gallon (included in the cost per gallon information above).

Materials and supplies - Costs for 1998 were down $2 million from 1997 to $513 million caused by favorable contract pricing from economies of scale achieved from the SP merger and lower material transportation costs - reflecting UPRR's ability to move materials on its rail system rather than by truck, partially offset by increased fleet maintenance.

Casualty - Costs decreased $9 million to $423 million in 1998. Lower personal injury costs resulted from a decline in average settlement costs and were partially offset by higher insurance and damaged freight costs.

Other costs - Expenses increased $223 million (21%) from 1997, reflecting costs ($370 million in 1998 versus $86 million in 1997) for congestion-related customer claims and liquidated damages on coal contracts. Increased use of trackage rights by competitors and merger-related cost savings on computers and contract pricing partially offset these cost increases.

OPERATING INCOME - Operating income of $433 million for 1998 compares to $1,253 million in 1997, reflecting a year-over-year increase in pre-tax congestion costs and lost revenues, as congestion issues began late in the third quarter of 1997. The operating ratio for 1998 was 95.4%, up 8 points from 1997's 87.4%. Lost revenues and costs related to service performance were the key drivers of the change.

NON-OPERATING ITEMS - Other income was $14 million above last year's levels, reflecting increased asset sales and recovery of funds from insurers for 1997 floods. Interest costs were $130 million (28%) unfavorable to 1997 at $603 million, reflecting borrowings to fund capital investments that could not be funded from cash generated at the Railroad due to the effects of system congestion. Income taxes (state and Federal) were $343 million less compared to 1997, the result of lower pre-tax income.

TRUCKING

NET INCOME - During the fourth quarter of 1998, the Corporation changed its method of measuring an impairment of enterprise level goodwill from an undiscounted cash flow method to one based on discounted cash flows (see Note 1 to the Financial Statements). The Corporation believes that a discounted cash flow approach is preferable in that it provides a more current and realistic valuation than the undiscounted method and more closely approximates Overnite's fair value. In connection with the change in accounting policy with respect to measurement of goodwill impairment described above, Overnite recorded a $547 million charge for a revaluation of goodwill in the fourth quarter of 1998. The goodwill was related to the acquisition of Overnite by UPC in 1986. GAAP precludes the recognition of tax benefits associated with goodwill charges to income. Should the Corporation sell Overnite in the future, a gain from the recognition of the tax benefit associated with the goodwill may be recognized.

     As a result of the $547 million one-time goodwill revaluation charge, Overnite posted a net loss of $522 million, compared to net income of $4 million in 1997. Excluding the goodwill revaluation, Overnite would have posted net income of $25 million, a $21 million improvement over 1997, including goodwill amortization of $15 million in 1998 and $20 million in 1997.

OPERATING REVENUES - Operating revenues improved $88 million (9%) to $1.0 billion, reflecting a 2% rise in volumes combined with a 7% improvement in price, as OTC continued to benefit from its focus on eliminating low margin business and continuing its pricing initiatives. Improved volumes included a 4% improvement in LTL tonnage partially offset by a 16% decrease in TL tonnage, reflecting OTC's focus on its core LTL business.

OPERATING EXPENSES - Operating expenses increased $606 million to $1.5 billion. Excluding the goodwill revaluation, operating expenses would have increased $59 million (6%) to $995 million. Salaries, wages and employee benefits were up $44 million, reflecting volume growth and inflation that more than offset productivity improvements. Equipment rents increased $7 million (9%) reflecting higher volumes and increased use of third-party transportation. Depreciation and amortization declined $2 million, as the effect of capital spending was more than countered by lower goodwill amortization caused by the goodwill write-down. Materials and supplies costs were up $8 million, reflecting higher repair activities. Fuel costs declined $4 million, driven by a 16% decrease in fuel prices, which was only partially mitigated by a 2% increase in shipments. Other costs rose $7 million due to a volume-related increase in damaged freight costs and higher property and use taxes.

OPERATING INCOME - Overnite reported a 1998 operating loss of $508 million. Excluding the effect of the goodwill revaluation, 1998 operating income would have been $39 million, compared to operating income of $10 million in 1997, while Overnite's operating ratio (including goodwill amortization but excluding the goodwill revaluation) would have improved to 96.2% in 1998 from 98.9% in 1997. Excluding goodwill amortization, the operating ratio would have declined to 94.8% in 1998 from 96.8% in 1997, a 2 point improvement.

OTHER OPERATIONS

Corporate services and other operations consists of corporate expenses, third-party interest charges, intercompany interest allocations, other income and income taxes related to the Corporation's holding company operations and the results of other operating units (see Note 1 to the Financial Statements). Operating revenues declined $1 million year-over-year. Operating expenses decreased $24 million, reflecting the absence of 1997 costs associated with the relocation of the corporate office and cost savings from reductions in the corporate staff. Operating losses declined $23 million, also due to the corporate restructuring and improved operations at the Corporation's technology subsidiary. Net losses from these operations declined $54 million, largely due to the absence of the 1997 loss provision for the sale of Skyway and the benefits of corporate restructuring.

1997 COMPARED TO 1996

CONSOLIDATED

NET INCOME - The Corporation reported consolidated net income of $432 million ($1.76 per basic share and $1.74 per diluted share) in 1997 compared to $904 million ($4.17 per basic share and $4.14 per diluted share) in 1996, which included Resources as discontinued operations (see Note 3 to the Financial Statements).

INCOME FROM CONTINUING OPERATIONS - In 1997, the Corporation reported income from continuing operations of $432 million ($1.76 per basic share and $1.74 per diluted share), compared to 1996 results of $733 million ($3.38 per basic share and $3.36 per diluted share). This decline in earnings is the result of the congestion that lowered train velocity, causing operating costs to rise while carloading volumes declined.

OPERATING REVENUES - Operating revenues increased $2.3 billion (26%) to $11.1 billion in 1997, reflecting increased volumes at the Railroad (the result of the full-year effect of the Southern Pacific merger). Merger-related revenue growth was partially offset by volume declines resulting from congestion issues and a 2% volume-related revenue decline at Overnite. Operating expenses increased $2.6 billion (35%) to $9.9 billion in 1997, primarily the result of the addition of Southern Pacific's operations, congestion costs at the Railroad and general inflation. These factors resulted in increases in salaries, wages and employee benefits ($906 million); rent expense ($438 million); fuel and utilities costs ($252 million) and materials and supplies ($91 million). Depreciation charges rose $281 million, primarily due to the addition of SP and UPC's continued reinvestment in its equipment and rail infrastructure. Casualty costs increased $112 million, reflecting a $77 million increase in personal injury costs caused by the addition of a full year of SP costs. Property and use taxes increased $43 million, also due to a full year impact of SP costs. Other costs increased $458 million, primarily related to the service and congestion issues ($138 million); repair and maintenance expenses ($27 million); and a full year effect of SP expenses.

OPERATING INCOME - Operating income declined $288 million (20%) to $1.1 billion in 1997, the result of a $349 million decrease at the Railroad due to congestion, partially offset by improved results at Overnite.

NON-OPERATING ITEMS - Other income declined $45 million, primarily attributable to the loss recognized in connection with the Corporation's investment in Skyway. Interest expense increased $104 million, the result of higher debt levels associated with the Southern Pacific acquisition.

KEY MEASURES - Income from continuing operations as a percentage of operating revenues declined to 3.9% from 8.3% in 1996. Return on average common stockholders' equity dropped to 5.3% in 1997 from 12.4% in 1996, reflecting the impact of the service and congestion issues. In addition, the Corporation's operating ratio was 89.7% in 1997, compared to 83.7% in 1996.

RAIL

The following discussion is based upon pro forma 1996 results as if the SP acquisition had occurred on January 1, 1996:

     The Railroad earned $620 million in 1997 compared to $871 million in 1996. This decline in earnings is the result of congestion issues that arose in the third quarter and continued through the remainder of 1997.

REVENUE SUMMARY (PRO FORMA) - Operating revenues were 1% lower in 1997. Average commodity revenue per car increased 3% resulting from improved traffic mix, while carloadings declined 4%.

     The following table summarizes the year-over-year change in rail commodity revenues and ARC by commodity type:

---------------------------------------------------------------------------------------------
Carloads in Thousands, Commodity Revenues in Millions of Dollars

                          1997                    Change                    % Change
                   Cars    ARC      CR     Cars     ARC      CR     Cars       ARC      CR
Automotive......    641  $1,486   $  953     16    $(10)   $  18      3%      (1)%      2%
Agriculture.....    916   1,578    1,446    (85)     60      (74)    (8)       4       (5)
Intermodal......  2,747     629    1,728    (33)      7       (2)    (1)       1        -
Chemicals.......    972   1,764    1,714     (7)    (29)     (40)    (1)      (2)      (2)
Energy..........  1,736   1,102    1,913    (42)     35       15     (2)       3        1
Industrial......  1,441   1,358    1,958   (210)    159      (21)   (13)      13       (1)
---------------------------------------------------------------------------------------------
Total...........  8,453  $1,149   $9,712   (361)   $ 35    $(104)   (4)%       3%      (1)%

     Carloadings for the year were down 4% from 1996 loads. Declines were principally caused by traffic congestion, implementation of the Service Recovery Process and the first quarter of 1997 sale of the Duck Creek North line. Overall, ARC was up $35 to $1,149 for the year, as a result of improved traffic mix.

Automotive - Commodity revenue grew 2% to $953 million as carloadings increased 3% on continued auto industry sales growth. Strong import and domestic demand caused finished vehicle carloadings to increase 3%, in spite of industry-wide equipment shortages and unscheduled auto plant shutdowns. Auto parts volumes grew by 2%, as strong Mexico volumes exceeded congestion-related diversions of traffic. Average commodity revenue per car declined $10 or 1%, reflecting the impact of shorter-haul traffic.

Agriculture - Carloadings fell 8% and related commodity revenues fell $74 million (5%) to $1.4 billion. These decreases reflected a reduction in base business carloadings in most lines of business, the result of slow cycle times on wheat and corn shuttles, as well as congestion problems and related equipment shortages. Strong worldwide wheat competition in the first half of 1997 hurt wheat exports and contributed to a 13% decline in wheat carloadings. Meals and oils reported a 5% increase in volume, the result of strong export markets in Mexico. Average commodity revenue per car rose 4% resulting from more longer-haul export traffic and higher rates from maintaining a car inventory available for grain customers.

Intermodal - Commodity revenues were flat at $1.7 billion, as traffic volumes fell 1%. Strong market demand and new business opportunities were more than offset by congestion issues later in the year, including the temporary suspension of business in specific areas as part of the Service Recovery Process, industry-wide equipment shortages and related diversions to truck and other railroads. Average commodity revenue per car rose 1% caused by favorable traffic mix compared to 1996.

Chemicals - Carloadings were down 1%, while commodity revenues fell 2% to $1.7 billion in 1997. Strong market demand could not be met due to the system congestion and equipment shortages. This resulted in some diversion of business to alternate transportation modes and competitors. Average commodity revenue per car fell $29 or 2%, due to strong competitive pressures and a shift in the business mix (increased short-haul business of low-ARC products).

Energy - Commodity revenues were up 1% at $1.9 billion in 1997, while carloadings fell 2%. Average commodity revenue per car increased 3%, driven by higher-rated business and an improved business mix. Volume decreases reflected the impact of congestion on the ability of the Railroad to meet both domestic and foreign utilities' demand for low-sulfur, PRB coal. Severe weather, derailments in key corridors and congestion had a significant impact on PRB train cycles in 1997. During the worst of the congestion, daily trains out of the PRB averaged only 21 trains per day versus 25 trains per day prior to the congestion and 24 trains per day in 1996.

Industrial - Carloadings decreased 13% and commodity revenues declined 1% to $2.0 billion. Volume decreases primarily reflected the impact of congestion and the first quarter 1997 sale of the Duck Creek North line. The largest decline was seen in metallic minerals (55%), due to reduced iron ore shipments associated with the Duck Creek North line and smaller decreases in most other industrial product lines. Average commodity revenue per car grew 13%, reflecting a longer average length of haul due to the above mentioned line sale.

EXPENSE SUMMARY (PRO FORMA) - Operating expenses increased $286 million (3%) to $8.7 billion in 1997, primarily from congestion costs and inflation offset somewhat by merger benefits, cost containment programs and lower volumes.

Salaries, wages and employee benefits - Expenses increased $50 million (1%), the result of higher recrew rates in the second half of 1997, one-time merger severance payments and wage inflation from new national labor agreements. These cost increases were partially offset by reduced volumes (congestion) and lower staff levels from merger-related severance and other productivity gains.

Rent - Expense increased $139 million (12%) from longer car cycle times, incremental costs associated with providing grain cars, more operating leases and price increases, which were somewhat offset by reduced volumes and merger efficiencies.

Depreciation - Charges rose $72 million (8%), primarily reflecting the Railroad's continued reinvestment in its equipment and rail infrastructure.

Fuel and utilities - Costs grew $3 million, the result of a slight increase in fuel prices (net of fuel hedging), slightly offset by a reduced fuel consumption rate and lower volumes.

Materials and supplies - Expenses declined $18 million (3%), reflecting material contract savings associated with the merger and the favorable timing of scheduled maintenance.

Other costs - Expenses increased $40 million, primarily reflecting congestion costs including alternate transportation and customer claims, as well as one-time merger costs. These were somewhat offset by spending reductions and merger benefits.

OPERATING INCOME - Operating income declined $418 million (25%) to $1.25 billion in 1997, while the operating ratio increased from 83.5% to 87.4% in 1997, reflecting the effect of congestion and related declines in train velocity.

NON-OPERATING ITEMS (PRO FORMA) - Other income and expense, net, improved $48 million to $301 million, primarily the result of refinancing activities, lower interest rates and higher asset sales including real estate, rail line and other assets. Income taxes (state and Federal) of $332 million were favorable by $118 million compared to 1996, primarily the result of lower pre-tax income.

TRUCKING

NET INCOME - Throughout 1997, Overnite continued to benefit from several strategic initiatives implemented in 1996 to better compete in the trucking industry environment. Actions taken included workforce reductions, service center consolidations, centralization of the linehaul management process, and pricing initiatives targeting Overnite's lowest margin customers. As a result, Overnite reported a net income of $4 million in 1997 compared to a net loss of $43 million in 1996. Results for both periods included goodwill amortization of $20 million.

OPERATING REVENUES - Operating revenues decreased $15 million (2%) to $946 million as a 13% decrease in volumes more than offset improvements in average prices - resulting from Overnite's pricing initiatives. A 10% decrease in LTL tonnage and a 38% decrease in TL tonnage drove lower volumes.

OPERATING EXPENSES - Operating expenses decreased $92 million to $936 million. Salaries, wages and employee benefit costs decreased $51 million, reflecting improved productivity, workforce reductions and lower volumes, partially offset by wage and benefit inflation. Fuel and utility costs declined $10 million, driven by a 7% decrease in fuel prices, a 13% volume-related reduction in fuel consumption and improved fuel economy resulting from an upgraded fleet.

OPERATING INCOME - Overnite reported 1997 operating income of $10 million, compared to an operating loss of $67 million in 1996, while Overnite's operating ratio (including goodwill amortization) improved to 98.9% in 1997 from 107.0% in 1996.

OTHER OPERATIONS

Operating revenues improved $7 million year-over-year, reflecting revenue improvements at Skyway and the Corporation's technology subsidiary. Operating expenses increased $23 million, while operating losses increased $16 million, as a result of costs associated with relocating the corporate office to Texas and higher operating costs at the Corporation's other operating units. Net losses from these operations increased $28 million, reflecting the loss provision from the sale of Skyway and costs associated with the corporate relocation partially offset by a gain on the sale of corporate aircraft.

CASH FLOWS, LIQUIDITY AND FINANCIAL RESOURCES


FINANCIAL CONDITION

In 1998, cash from operations was $565 million, compared to $1.6 billion in 1997. This $1,035 million decrease reflects lower earnings and the timing of working capital requirements due to congestion and merger implementation issues, as well as a deferral of tax benefits generated by the Corporation's loss position. 1998 tax losses will be either carried forward to future periods or carried back against prior periods taxable income.

     Cash used in investing activities was $1.9 billion in 1998 compared to $1.8 billion in 1997, an increase of 7%. Capital investments were flat year-over-year at $2.1 billion as the Railroad continued spending for equipment, track renewal and maintenance, capacity and merger integration. The increase in investing activities was created by lower cash proceeds from asset sales (1997 included several significant property and rail line sales that did not recur in 1998) and the funding of the Railroad's investment in Mexican rail operations.

     Cash provided by equity and financing activities was $1.4 billion in 1998 compared to $71 million in 1997. This change in cash provided by equity and financing activities principally reflects the need for UPC to borrow funds to support capital spending levels and to replace operating cash shortfalls caused by congestion issues. The ratio of debt to debt plus equity decreased to 49.4% in 1998, compared to 50.9% at December 31, 1997. This change resulted from the private placement of the Convertible Preferred Securities described below, which are considered equity in the calculation of the ratio of debt to debt plus equity, somewhat offset by increased debt levels.

FINANCING ACTIVITIES

PREFERRED SECURITIES - In April 1998, the Corporation completed a private placement of $1.5 billion of 61.4% preferred securities of a statutory business trust sponsored and wholly-owned by the Corporation ("Preferred Securities"). Each of the Preferred Securities is convertible, at the option of the holder, into shares of UPC's common stock at the rate of 0.7257 shares of UPC's common stock at a conversion price of $68.90 per share of UPC common stock, subject to adjustment under certain circumstances. Proceeds from the sale of the Preferred Securities were used for repayment of other corporate borrowings (see Note 7 to the Financial Statements).

CREDIT FACILITIES - The Corporation has $4 billion of credit facilities with various banks designated for general corporate purposes, of which $3.8 billion is unused at December 31, 1998. $1.2 billion of these facilities expires in 1999, while the remaining $2.8 billion expires in 2001. Commitment fees and interest rates payable under these facilities are similar to fees and rates available to comparably rated investment-grade corporate borrowers.

SHELF REGISTRATION - In October 1998, the Corporation designated the balance of its shelf registration statement ($1,225 million) as potentially available for a medium-term note program. By December 31, 1998, the Corporation had issued $598 million under the medium-term note program and intends to continue to issue debt from time to time either pursuant to the medium-term program or in underwritten transactions, with the proceeds of such issuances to be used for general corporate purposes, including repayment of maturing debt or commercial paper borrowings. At December 31, 1998, the Corporation had $627 million remaining to be issued under its shelf registration.

OTHER MATTERS

PERSONAL INJURY - In 1998, work-related injuries that resulted in lost job time declined 6% compared to 1997, and accidents at grade crossings declined by 14%. Additionally, the average cost of employee injury claims settled in 1998 declined 8% over the prior year. Annual expenses for the Railroad's injury-related events were $311 million in 1998, $328 million in 1997 and $251 million in 1996. Compensation for work-related accidents is governed by the Federal Employers' Liability Act (FELA). Under FELA, damages are assessed based on a finding of fault through litigation or on out-of-court settlements. The Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

ENVIRONMENTAL COSTS - The Corporation generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to Federal, state and local environmental laws and regulations. The Corporation has identified approximately 415 sites, including 44 sites currently on the Superfund National Priorities List, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain Federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

     A liability of $207 million has been accrued for future costs at all sites where the Corporation's obligation is probable and where such costs can be reasonably estimated; however, the ultimate cost could be lower or as much as 25% higher. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates were based on information available for each site, financial viability of other potentially responsible parties (PRPs), and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine with certainty because of the number of PRPs involved, site-specific cost sharing arrangements with other PRPs, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and/or the speculative nature of remediation costs.

     Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $58 million in 1998 and $46 million in 1997. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $9 million and $7 million in 1998 and 1997, respectively, for control and prevention, a portion of which has been capitalized. In 1999, the Corporation anticipates spending $83 million for remediation and $6 million for control and prevention. The majority of the December 31, 1998 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations. Future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Corporation.

LABOR MATTERS

Rail - Approximately 87% of the Railroad's 53,000 employees are represented by rail unions. Under the conditions imposed by the STB in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions must be negotiated before the UPRR and Southern Pacific rail systems can be fully integrated. To date, the Railroad has successfully reached agreements with the shopcraft, carmen, clerical and maintenance-of-way unions. The negotiations with other operating crafts are proceeding on schedule, with seven hub-and-spoke agreements having been reached. Under the hub-and-spoke concept, all operating employees in a central "hub" are placed under a single set of collective bargaining agreements with the ability to work on the "spokes" running into and out of the hub. The terms of ratified and pending labor agreements are not expected to have a material adverse effect on the Corporation's results of operations. The current national bargaining agreement will end in 2000. The Corporation expects notices for negotiations to be served in November 1999.

Trucking - Overnite continues to oppose the efforts of the International Brotherhood of Teamsters (Teamsters) to unionize Overnite service centers. Since year-end 1994, Overnite has received 89 petitions for union elections at 66 of its 165 service centers. Twenty-one service centers, representing approximately 14% of Overnite's nationwide workforce, have voted for union representation, and the Teamsters have been certified and recognized as the bargaining representative for such employees. Elections affecting approximately 400 additional employees are unresolved, and there are no elections currently scheduled. To date, Overnite has not entered into any collective bargaining agreements with the Teamsters; however, Overnite is engaged in collective bargaining negotiations over union contract demands at the 21 represented locations.

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

Fuel - Over the past three years, fuel costs have been a significant portion of the Corporation's total operating costs. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation periodically uses swaps, futures and forward fuel purchase contracts to mitigate the risk of fuel price volatility. The intent of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes.

Sensitivity Analysis - UPC had a number of interest rate swaps and fuel hedging contracts in place at year-end 1998 (see Note 4 to the Financial Statements). If market interest rates changed by 5%, the related change in the value of interest rate swaps would be approximately $10 million. If fuel costs changed by 5%, the related change in the value of fuel hedging contracts would be approximately $20 million.

COMMITMENTS AND CONTINGENCIES - There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. In addition, the Corporation and its subsidiaries are subject to various Federal, state and local environmental laws and are currently participating in the investigation and remediation of various sites. A discussion of certain claims, lawsuits, guarantees and contingencies is set forth in Note 12 to the Financial Statements, which is incorporated by reference. Reference is also made to "Item
3. Legal Proceedings" of the Corporation's Form 10-K to be filed on or before March 31, 1999.

SURFACE TRANSPORTATION BOARD PROCEEDINGS - The Railroad was a party to two proceedings before the Surface Transportation Board of the U.S. Department of Transportation (STB) that concluded in the latter half of 1998. One proceeding pertained to rail service problems in the western United States, in which the STB had issued an emergency service order in October 1997 that imposed certain temporary measures on the Railroad designed, among other things, to reduce congestion on the Railroad's lines in the Houston, Texas area. In July 1998, the STB issued a decision that terminated the emergency service order as of August 2, 1998 but kept in place the requirement that the Railroad periodically report certain service data. The STB also prescribed a 45-day "wind-down" period during which certain rights that other carriers had received under the emergency service order to handle the Railroad's traffic in Houston would be continued. The "wind-down" period expired September 17, 1998. The reporting requirement expired in mid-January 1999 when the Railroad joined other railroads in reporting service data through the Association of American Railroads.

     A second proceeding, initiated in March 1998 under the STB's continuing oversight jurisdiction with respect to the merger of the Corporation and Southern Pacific, was for the purpose of considering proposals for new remedial conditions to the merger pertaining to service in the Houston, Texas area and surrounding coastal areas of Texas and Louisiana. Various parties filed applications in this proceeding seeking the imposition of additional conditions to the merger including, among other things, requests by certain parties for conditions that would effectively open up access to shippers on the Railroad's lines and permit competing carriers to serve those shippers. On December 21, 1998, the STB issued a decision in the proceeding which imposed conditions that were meant to enhance efficiency and facilitate the smooth movement of rail traffic through the Houston area; that granted approximately four miles of additional trackage rights to The Burlington Northern and Santa Fe Railway Company to create a new interchange with a short-line railroad in the Austin, Texas area; and that imposed certain annual reporting requirements on the Railroad with respect to the implementation of its infrastructure plan for the Houston/Gulf Coast region. The STB did not, however, grant the requests of those applicants seeking open access to shippers not currently served by other carriers on the Railroad's lines, stating that the propriety of an open access regulatory scheme for the railroad industry is a matter more appropriately addressed by Congress.

ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), that will be effective January 1, 2000. Management is in the process of determining the effect, if any, FAS 133 will have on the Corporation's financial statements.

A LOOK FORWARD

TRANSFORMATION - The Corporation's strategy to focus on its core rail business has caused its rail operations to grow substantially. Since 1994, the year prior to the CNW acquisition, the Railroad has nearly doubled the size of its rail system, doubled the size of its locomotive and freight car fleets and added nearly 20,000 employees to its rail operations. This substantial growth in combination with congestion issues the Railroad has faced caused management to reexamine its rail management process and organizational structure. To provide an organizational structure to facilitate UPC's Service Recovery Process, two key initiatives have been developed:

Decentralization - In the third quarter of 1998, the Railroad began a process of decentralization. Three operating regions were created. Each region is composed of various service units that make all day-to-day decisions for that region on all local and through-freight train operations, yard operations, mechanical, car and locomotive management issues. This change shifts decisions that were historically centralized in Omaha to the field operations. To help support the decision-making process, people from key disciplines such as engineering, safety, quality, finance and human resources have been assigned to each region. This strategy will allow the rail system to be divided into more manageable components and will allow decision makers to be deployed where system bottlenecks are occurring.

Network Design and Integration (NDI) - The NDI team was established to help integrate market and resource planning and is organized by three separate product offerings (premium, bulk and manifest business). NDI's focal point will be to better match customer requirements to UPRR's operational capability with an emphasis on improving consistency and dependability of service to customers. NDI will focus on developing a transportation plan that meets customer commitments, while maximizing system resources to help improve service levels.

1999 BUSINESS OUTLOOK - Financial results in 1999 will continue to be impacted by the effects of the congestion and service issues at the Railroad; however, management expects that the improvement in operating results and financial performance that began in the third quarter of 1998 will continue to gain momentum into 1999.

Rail - The Railroad anticipates revenue gains from higher coal volumes, as congestion in the Central Corridor continues to be eliminated and UPRR is able to meet the current strong demand. Auto traffic is expected to improve due to strong Ford and Chrysler business and the absence of the effects of the 1998 GM strike. Operating efficiency is also anticipated to improve in 1999, as higher train velocity generates improvements in costs for equipment (improved utilization and cycle times) and crews (fewer re-crews), while costs incurred related to service disruptions with customers are not expected to recur in 1999. In addition, the Railroad will continue to focus on implementation of the SP merger integration plan and achieving the operational and financial benefits associated with the integration.

Trucking - Overnite will continue to focus on streamlining its business operations and maximizing its product mix to be competitive in the current trucking industry environment. Through these efforts, Overnite will work to improve its financial results during 1999. UPC will also continue to explore opportunities to sell OTC in 1999, either through an IPO or a direct sale to a third-party buyer.

Risk Factors - The Corporation's future results can be affected by changes in the economic environment, fluctuations in fuel prices and external factors such as weather. Several of the commodities transported by both Overnite and the Railroad come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's operating results. The Railroad's and Overnite's results can also be affected adversely by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation or mitigated by hedging activity. In addition, rail operations are much more susceptible to prolonged interruptions due to weather or derailment as operations continue to recover from the effects of system congestion that began late in 1997. The Corporation's future results are dependent on the continued success of its Service Recovery Process in preventing congestion and improving service, and regaining its customers who switched to alternative transportation arrangements during the service crisis.

1999 CAPITAL INVESTMENTS - The Corporation's 1999 capital expenditures, debt service requirements and payments related to the integration of Southern Pacific's rail operations are expected to be funded through cash generated from operations, additional debt financings and the sale or lease of various operating and non-operating properties. The Corporation expects that such sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future. The Corporation expects to spend $1.7 to $1.9 billion on capital-related projects in 1999, including over $200 million to continue to integrate the Southern Pacific rail system. Railroad-related capital expenditures will be used to continue capacity expansion on its main lines, upgrade and augment equipment to better meet customer needs, build infrastructure in the Texas area (UPC has committed to spend $1.4 billion over the next few years on Gulf Coast infrastructure) and develop and implement new technologies. Overnite will continue to maintain its truck fleet and upgrade technology.

YEAR 2000 - The Year 2000 (Y2K) compliance project at UPC includes software (internally developed and purchased), hardware and embedded chips inside equipment and machinery, primarily at the Railroad. The Corporation's enterprise-wide project encompasses computer systems and equipment in multiple data centers and a telecommunications network spread over 23 states. Equipment containing embedded computer chips includes locomotives, automated train switching systems, computer aided train dispatching systems, signaling systems, computerized fueling stations, weigh-in-motion scales, cranes, lifts, PBX systems, elevators, and computerized monitoring systems throughout UPC. The Y2K project started with research in 1994 and an impact analysis of the Corporation's mainframe COBOL systems in 1995. The Y2K project has been a high priority since then.

     UPC's Y2K Project is divided into five major initiatives, as follows:

Mainframe Systems - These systems have been converted, tested and deemed to be Y2K compliant as of December 31, 1998. Periodic audits are planned during 1999 to help ensure that tested programs remain Y2K compliant.

Client Server Systems - Modifications of these systems are on schedule, and the Corporation believes that all critical client server systems have been converted, tested, and deemed to be Y2K compliant as of December 31, 1998. The non-critical client server systems are scheduled to be tested as Y2K compliant by mid-1999.

User Department Developed Systems - These systems consist of both mainframe and PC-based systems developed by internal user departments. Modifications of these systems are on schedule, and the Corporation estimates that approximately 95% of the systems are complete as of December 31, 1998, and the remaining 5% are mostly low priority systems that are scheduled to be completed in the first half of 1999.

Vendor Supplied and Embedded Systems - These systems consist of vendor-supplied software, desktop, mainframe and server hardware, databases and operating systems, as well as equipment and machinery with embedded systems. Approximately 90% of the suppliers of these systems have indicated that they have a comprehensive Year 2000 plan. The review of the remaining 10% is scheduled to be completed in early 1999, which will result in either comprehensive plans or a contingency direction. To help assure safety and Y2K compliance, UPC is testing selected critical software, hardware and embedded systems, even if the vendor has already certified the product. The Corporation is sharing information on the compliance and testing of safety critical components common to the industry with the cooperation of the Association of American Railroads (AAR).

Electronic Commerce Systems - These systems consist of all electronic exchanges of information with customers, vendors, other railroads, and financial institutions. The railroad industry has agreed on a standard 4-digit year for all electronic interchanges. The Railroad can now transmit and receive the new EDI standard that involves a 4-digit year. The Corporation plans extensive Y2K testing with customers and trading partners in 1999.

     For each of these initiatives, seven major categories of events have been identified for contingency plans. These categories are (1) key data - integrity/loss, (2) critical software, (3) critical hardware, (4) communications, (5) critical supplies and suppliers, (6) facilities, and (7) key personnel. The contingency plans also include a Y2K command center that will be staffed 24 hours a day in the fourth quarter of 1999 and continuing into early 2000 for any problems that might occur due to Y2K. The staff will be composed of technical experts to fix or advise what to fix if systems fail, and knowledgeable representatives from each business unit. Contingency plans continue to be developed and will be refined and adjusted throughout 1999.

     As of December 31, 1998, approximately 90% of the Corporation's systems (excluding Overnite) have been converted, tested, and deemed to be Y2K compliant, and the remaining systems are expected to be modified by the second quarter of 1999. Modification to Overnite's systems comprises approximately 10% of UPC's total Y2K workload, and is estimated to be 90% complete. The remaining modification to Overnite's systems is expected to be completed in the second quarter of 1999. Costs to convert UPC's systems are expensed as incurred. As of December 31, 1998, more than 60% of the costs of the Y2K project, estimated to be $61 million in total, have been expensed. Although the Corporation believes its systems will be successfully modified, failure by it, or by those from whom UPC purchases equipment, or by other entities with whom UPC exchanges data, or on whom it relies for data, to successfully modify their systems, could materially impact operations and financial results in the year 2000.

CAUTIONARY INFORMATION

Certain information included in this report contains, and other materials filed or to be filed by the Corporation with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Corporation) contain or will contain, forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking information may include, without limitation, statements that the Corporation does not expect that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, results of operations or liquidity and other similar expressions concerning matters that are not historical facts, and projections or predictions as to the Corporation's financial or operational results. Such forward-looking information is or will be based on information available at that time, and is or will be subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to whether the Corporation is fully successful in recovering from the effects of the Railroad's congestion-related problems and implementing its financial and operational initiatives, industry competition and legislative and/or regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse general economic conditions, changes in fuel prices, labor strikes, the impact of year 2000 systems problems and the ultimate outcome of shipper claims related to congestion, environmental investigations or proceedings and other types of claims and litigation.

INDEPENDENT AUDITORS' REPORT

Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statement of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1998 and 1997, and the related statements of consolidated income, changes in common stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1998 the Corporation changed its method of measuring enterprise level goodwill impairment from an undiscounted cash flows approach to a fair value method based on a discounted cash flows approach.


Dallas, Texas
January 21, 1999


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

     The Audit Committee of the Board of Directors, composed entirely of outside directors, as identified on page 54, meets regularly with financial management, the corporate auditors and the independent auditors to review the work of each. The independent auditors and corporate auditors have free access to the Audit Committee, without management representatives present, to discuss the results of their audits and their comments on the adequacy of internal controls and the quality of financial reporting.


Chairman, President and Chief Executive Officer


Executive Vice President - Finance


Controller

STATEMENT OF CONSOLIDATED INCOME
Union Pacific Corporation and Subsidiary Companies
------------------------------------------------------------------------------------------------------------
                         Millions of Dollars, Except Per Share Amounts         1998       1997       1996

------------------------------------------------------------------------------------------------------------
OPERATING REVENUES       Rail, trucking and other.......................    $10,553    $11,079        $8,786

OPERATING EXPENSES       Salaries, wages and employee benefits [Note 9].      4,348      4,166         3,260
                         Equipment and other rents......................      1,426      1,404           966
                         Depreciation and amortization [Notes 1 and 5]..      1,070      1,043           762
                         Fuel and utilities [Note 4]....................        843      1,042           790
                         Materials and supplies.........................        565        560           469
                         Goodwill impairment [Note 1]...................        547         --            --
                         Casualty costs.................................        475        478           366
                         Property and use taxes.........................        229        226           183
                         Other costs....................................      1,221      1,016           558

                         Total..........................................     10,724      9,935         7,354

INCOME                   Operating Income (Loss)........................       (171)     1,144         1,432
                         Other income [Note 13].........................        189        137           182
                         Interest expense [Notes 4 and 7]...............       (714)      (605)         (501)

                         Income (Loss) before Income Taxes..............       (696)       676         1,113
                         Income taxes [Note 6]..........................         63       (244)         (380)

                         Income (Loss) from Continuing Operations.......       (633)       432           733
                         Income from Discontinued Operations [Note 3]...         --         --           171

                         Net Income (Loss)..............................    $  (633)   $   432        $  904

------------------------------------------------------------------------------------------------------------
PER SHARE [Note 11]      Basic:
                           Income (Loss) from Continuing Operations.....    $ (2.57)   $  1.76        $ 3.38
                           Income from Discontinued Operations..........         --         --          0.79
                           Net Income (Loss)............................    $ (2.57)   $  1.76        $ 4.17
                         Diluted:
                           Income (Loss) from Continuing Operations.....    $ (2.57)   $  1.74        $ 3.36
                           Income from Discontinued Operations..........         --         --          0.78
                           Net Income (Loss)............................    $ (2.57)   $  1.74        $ 4.14
                         Dividends......................................    $  0.80    $  1.72        $ 1.72

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

Union Pacific Corporation and Subsidiary Companies

-------------------------------------------------------------------------------------------------------------------------
                                        Millions of Dollars                                             1998       1997

-------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets                          Cash and temporary investments..............................  $   176   $    90
                                        Accounts receivable [Note 4]................................      643       727
                                        Inventories.................................................      343       296
                                        Current deferred tax asset [Note 6].........................      244       129
                                        Other current assets........................................       96       269

                                        Total.......................................................    1,502     1,511

Investments                             Investments in and advances to affiliated companies [Note 1]      520       443
                                        Other investments...........................................      171       181

                                        Total.......................................................      691       624

Properties                              Cost [Notes 5 and 7]........................................   33,145    31,514
                                        Accumulated depreciation [Note 5]...........................   (6,206)   (5,537)
                                        Net.........................................................   26,939    25,977

Other                                   Excess acquisition costs  net [Note 1]......................       --       562
                                        Other assets................................................      242       186
                                        Total Assets................................................  $29,374   $28,860
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                     Accounts payable............................................  $   586   $   758
                                        Accrued wages and vacation..................................      410       421
                                        Accrued casualty costs......................................      400       427
                                        Income and other taxes [Note 6].............................      301       268
                                        Dividends and interest......................................      289       295
                                        Debt due within one year [Note 7]...........................      181       233
                                        Other current liabilities...................................      765       941

                                        Total.......................................................    2,932     3,343

Other Liabilities and                   Debt due after one year [Note 7]............................    8,511     8,285
Stockholders' Equity                    Deferred income taxes [Note 6]..............................    6,308     6,252
                                        Accrued casualty costs......................................      995       991
                                        Retiree benefits obligation [Note 9]........................      803       766
                                        Other long-term liabilities [Note 12].......................      932       998
                                        Preferred securities [Note 7]...............................    1,500        --
                                        Common stockholders' equity (page 35).......................    7,393     8,225

                                        Total Liabilities and Stockholders' Equity..................  $29,374   $28,860

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                  STATEMENT OF CONSOLIDATED CASH FLOWS

Union Pacific Corporation and Subsidiary Companies

-----------------------------------------------------------------------------------------------------------------
                                Millions of Dollars                                     1998      1997      1996
-----------------------------------------------------------------------------------------------------------------
CASH FROM CONTINUING            Net Income (Loss)..................................  $  (633)  $   432   $   904
OPERATIONS                      Non-cash charges to income:
                                  Depreciation and amortization....................    1,070     1,043       762
                                  Goodwill impairment [Note 1].....................      547        --        --
                                  Deferred income taxes [Note 6]...................      (74)      300       166
                                  Other  net.......................................      (29)     (196)     (559)
                                Income from discontinued operations [Note 3].......       --        --      (171)
                                Changes in current assets and liabilities [Note 2].     (316)       21       555

                                Cash from Continuing Operations....................      565     1,600     1,657

INVESTING ACTIVITIES            Capital investments................................   (2,111)   (2,101)   (1,360)
                                Cash provided by discontinued operations [Note 3]..       --        --        41
                                Proceeds from Resources' notes receivable
                                  repayment [Note 3]...............................       --        --       650
                                Southern Pacific acquisition [Note 2]..............       --        --      (586)
                                Proceeds from sale of assets and other
                                  investing activities [Note 3]....................      213       329       161
                                Cash Used in Investing Activities..................   (1,898)   (1,772)   (1,094)

EQUITY AND FINANCING            Dividends paid [Note 7]............................     (255)     (422)     (353)
ACTIVITIES                      Debt repaid........................................   (1,789)     (572)   (2,047)
                                Financings [Note 7]................................    3,480     1,092     1,741
                                Other  net.........................................      (17)      (27)       57
                                Cash Provided by (Used in) Equity and
                                  Financing Activities.............................    1,419        71      (602)

                                Net Change in Cash and Temporary Investments.......       86      (101)      (39)
                                Cash at Beginning of Year..........................       90       191       230

                                Cash at End of Year................................  $   176   $    90   $   191
-----------------------------------------------------------------------------------------------------------------
CHANGES IN CURRENT              Accounts receivable................................  $    84   $  (157)  $    (8)
ASSETS AND LIABILITIES          Inventories........................................      (47)        8        12
(Excluding SP Assets and        Other current assets...............................       58       (53)      762
Liabilities Acquired in 1996)   Accounts, wages and vacation payable...............     (183)       47         4
                                Debt due within one year...........................      (52)      106       (62)
                                Other current liabilities..........................     (176)       70      (153)

                                Total..............................................  $  (316)  $    21   $   555

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

                  STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

Union Pacific Corporation and Subsidiary Companies

-----------------------------------------------------------------------------------------------------------------------
                                Millions of Dollars                                          1998       1997       1996

-----------------------------------------------------------------------------------------------------------------------
COMMON STOCK                    Common stock, $2.50 par value
                                  (authorized 500,000,000 shares)

                                Balance at beginning of year
                                  (276,047,556 shares issued in 1998;
                                  274,595,151 in 1997; 232,317,010 in 1996)..........     $   690    $   686    $   581

                                Common stock issued in Southern Pacific
                                acquisition (38,089,704 shares)[Note 2]..............          --         --         95

                                Conversions, exercises of stock options and other
                                  (287,867 shares in 1998;
                                  1,452,405 in 1997; 4,188,437 in 1996)..............           1          4         10

                                Balance at end of year
                                  (276,335,423 shares issued in 1998;
                                  276,047,556 in 1997; 274,595,151 in 1996)..........         691        690        686

PAID-IN SURPLUS                 Balance at beginning of year.........................       4,066      4,009      2,111
                                  Common stock issued in Southern Pacific
                                  acquisition [Note 2]...............................          --         --      2,381
                                Distribution of investment in Resources [Note 3].....          --         --       (638)
                                Conversions, exercises of stock options and other....         (13)        57        155

                                Balance at end of year...............................       4,053      4,066      4,009

RETAINED EARNINGS               Balance at beginning of year.........................       5,271      5,262      5,327
                                Net Income (Loss)....................................        (633)       432        904

                                Total................................................       4,638      5,694      6,231
                                Cash dividends declared..............................        (197)      (423)      (371)
                                Distribution of investment in Resources [Note 3].....          --         --       (598)

                                Balance at end of year [Note 7]......................       4,441      5,271      5,262
TREASURY STOCK                  Balance at end of year, at cost
                                  (28,885,160 shares in 1998;
                                  29,045,938 shares in 1997; 27,935,628 in 1996).....      (1,792)    (1,802)    (1,732)

                                Total Common Stockholders' Equity [Note 10]..........     $ 7,393    $ 8,225    $ 8,225

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation or UPC) and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned or where UPC exercises significant influence over an investee's operations) are accounted for on the equity method. All material intercompany transactions are eliminated.

     CASH AND TEMPORARY INVESTMENTS -- Temporary investments are stated at cost that approximates fair value and consist of investments with original maturities of three months or less.

     INVENTORIES -- Inventories consist of materials and supplies carried at the lower of cost or market.

     PROPERTY AND DEPRECIATION -- Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property.

     The cost (net of salvage) of depreciable rail property retired or replaced in the ordinary course of business is charged to accumulated depreciation. A gain or loss is recognized in other income for all other property upon disposition.

     The cost of internally developed software is capitalized and amortized over a five-year period. An obsolescence review of capitalized software is performed on a periodic basis.

     INTANGIBLE ASSETS -- Amortization of costs in excess of the fair value of net assets of acquired businesses is generally recorded over 40 years on a straight-line basis. The Corporation regularly assesses the recoverability of its enterprise level goodwill through a review of discounted cash flows (see
Note 1).

     REVENUE RECOGNITION -- Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred.

     HEDGING TRANSACTIONS -- The Corporation periodically hedges fuel purchases and interest rates. Unrealized gains and losses from fuel-related swaps, futures and forward contracts are deferred and recognized as the fuel is consumed. The differential to be paid or received on interest rate swaps is accrued as interest rates change and recognized as interest expense over the life of the agreements. The effect of extinguishments, maturities, terminations and sales is recorded in earnings in the period the instrument terminates (see Note 4).

     EARNINGS PER SHARE -- Basic earnings per share (EPS) is calculated on the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options (see Note 11) and the potential conversion of the preferred securities (see Note 7) where the conversion of such instruments would be dilutive.

     COMPREHENSIVE INCOME -- The Corporation adopted the provisions of Statement No. 130, "Reporting Comprehensive Income," in 1998 and had no items of comprehensive income to report in 1998, 1997 or 1996.

     USE OF ESTIMATES -- The consolidated financial statements of the Corporation include estimates and assumptions regarding certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

     CHANGE IN PRESENTATION -- Certain prior year amounts have been reclassified to conform to the 1998 financial statement presentation.


1.   OPERATIONS AND SEGMENTATION

UPC consists of two major transportation segments, rail and trucking, operating principally in the United States.

RAIL

OPERATIONS -- The Corporation's largest segment is Union Pacific Railroad Company (UPRR), including as of May 1, 1995, Chicago and North Western Transportation Company (CNW), and as of October 1, 1996, Southern Pacific Rail Corporation (Southern Pacific or SP) (collectively the Railroad). In addition during 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico (see Note 2).

     The Railroad is the largest rail system in the United States, with nearly 34,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern U.S. gateways and providing several north/south corridors to key Mexican gateways. The Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and (primarily through interline connections) Canadian borders. The Railroad is subject to price and service competition from other railroads, motor carriers and barge operators. The Corporation finalized the integration of CNW in 1996 and expects to complete the integration of the operations of Southern Pacific over the next three years.

EMPLOYEES -- Approximately 87% of the Railroad's 53,000 employees are represented by rail unions. During 1996, nearly all of UPRR's unionized workforce ratified five-year national agreements, which include a combination of general wage increases and lump-sum payments. In addition, the agreements provide for increased flexibility in work rules. Under the conditions imposed by the Surface Transportation Board of the U.S. Department of Transportation (STB) in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions representing SP employees must be negotiated before the UPRR and SPrail systems can be fully integrated. To date, the Railroad has successfully reached agreements with the shopcraft, carmen, clerical and maintenance-of-way unions. The negotiations with the operating crafts are proceeding on schedule. The terms of ratified and pending labor agreements are not expected to have a material adverse effect on the Corporation's results of operations. The current national bargaining agreement will end in 2000. The Corporation expects notices for negotiations to be served in November 1999.

TRUCKING

OPERATIONS -- The Corporation's other major line of business is truck transportation. Overnite Transportation Company (Overnite or OTC), a major interstate trucking company specializing in less-than-truckload (LTL) shipments, serves all 50 states and portions of Canada and Mexico through 165 service centers located throughout the United States. Overnite transports a variety of products including machinery, tobacco, textiles, plastics, electronics and paper products. Overnite experiences intense service and price competition from both regional and national motor carriers.

EMPLOYEES -- As the nation's largest predominantly non-union single operating trucking company, Overnite is periodically targeted by major labor organization efforts instituted by the International Brotherhood of Teamsters (Teamsters) at many of its service centers. Since year-end 1994, OTC has received 89 petitions for union elections at 66 of its 165 service centers. Twenty-one service centers, representing approximately 14% of Overnite's nationwide workforce, voted for union representation, and the Teamsters have been certified and recognized as the bargaining representative for such employees. Elections affecting approximately 400 additional employees are unresolved, and there are no elections currently scheduled. To date, Overnite has not entered into any collective bargaining agreements with the Teamsters; however, OTC is engaged in collective bargaining negotiations over union contract demands at the 21 represented locations.

OPERATIONAL INITIATIVES -- During 1998, 1997 and 1996, Overnite benefited from several initiatives aimed at better matching its operations to the current trucking industry environment. These actions included workforce reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers. OTC has also benefited from growth in its customer base generated by continuing improvements in its service levels.

ATTEMPTED SALE OF OVERNITE -- In May 1998, the Corporation's Board of Directors approved a formal plan to divest UPC's investment in Overnite through an initial public offering (IPO). UPC recorded a $262 million after-tax loss from discontinued operations in the second quarter of 1998 to provide for the expected loss from the sale of Overnite. During the fourth quarter of 1998, it became apparent that because of continued weakness in the IPO market, a successful divestiture of OTC within the one year time limit prescribed by generally accepted accounting principles (GAAP) was no longer reasonably assured. As a result, in the fourth quarter of 1998, the Corporation reclassified Overnite's results to continuing operations and reversed the $262 million loss from discontinued operations. Overnite's operating results have been reclassified to continuing operations for all periods. At December 31, 1998, Overnite had assets of $823 million, liabilities of $250 million, and for the year ended December 31, 1998 had revenues of $1,034 million and an operating loss of $508 million which included the one-time charge for the revaluation of goodwill which generated a loss of $547 million both pre- and after-tax.

GOODWILL REVALUATION -- During the fourth quarter of 1998, the Corporation changed its method of measuring impairment of enterprise level goodwill from an undiscounted cash flow method to a fair value method based on discounted cash flows. The Corporation believes that a discounted cash flow approach is preferable since it provides a more current and realistic valuation than the undiscounted method and more closely matches Overnite's fair value. In connection with the change in accounting policy with respect to measurement of goodwill impairment described above, $547 million of goodwill related to the acquisition of Overnite was written off during the fourth quarter of 1998. GAAP precludes the recognition of tax benefits associated with goodwill charges to income. Should the Corporation sell Overnite in the future, a tax benefit associated with the goodwill write-down may be recognized.

     The following tables detail reportable financial information for each of the Corporation's segments:

------------------------------------------------------------------------------------------------------
Millions of Dollars                   Rail     Trucking     Other/[a]/     Consol.
------------------------------------------------------------------------------------------------------
1998
Net sales and revenues from
    external customers/[b]/........  $ 9,368   $  1,034     $  151         $10,553
Depreciation and
    amortization/[c]/..............    1,003        607          7           1,617
Operating income (loss)/[c]/.......      433       (508)       (96)           (171)
Interest income....................       20         13         (5)             28
Interest expense...................      603          1        110             714
Income tax (benefit) expense.......      (11)        24        (76)            (63)
Earnings of non-
    consolidated affiliates/[d]/...       52         --         --              52
Net income (loss)..................       27       (522)      (138)           (633)
Investments in non-
    consolidated affiliates/[d]/...      520         --         --             520
Segment assets.....................   28,357        823        194          29,374
Expenditures for property..........    2,044         59          8           2,111
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Millions of Dollars                   Rail     Trucking     Other/[a]/     Consol.
------------------------------------------------------------------------------------------------------
1997
Net sales and revenues from
    external customers/[b]/........  $ 9,981   $    946     $  152         $11,079
Depreciation and
    amortization/[c]/..............      972         62          9           1,043
Operating income (loss)/[c]/.......    1,253         10       (119)          1,144
Interest income....................       15         11         (9)             17
Interest expense...................      473          2        130             605
Income tax (benefit)
    expense........................      332         16       (104)            244
Earnings of non-
    consolidated affiliates/[d]/...      41          --         --              41
Net income (loss)..................      620          4       (192)            432
Investments in non-
    consolidated affiliates/[d]/...     443          --         --             443
Segment assets.....................  27,343       1,351        166          28,860
Expenditures for property..........   2,035          40         26           2,101
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Millions of Dollars                  Rail       Trucking    Other /[a/,/e]/   Consol.
------------------------------------------------------------------------------------------------------
1996
Net sales and revenues from
    external customers/[b]/........  $ 7,680    $    961     $ 145            $ 8,786
Depreciation and
    amortization/[c]/..............      686          65        11                762
Operating income (loss)/[c]/.......    1,602         (67)     (103)             1,432
Interest income....................       14           9        27                 50
Interest expense...................      323           2       176                501
Income tax (benefit)
    expense........................      477         (14)      (83)               380
Earnings of non-
    consolidated affiliates/[d]/...       52          --        --                 52
Net income (loss)..................      940         (43)        7                904
Investments in non-
    consolidated affiliates/[d]/...      387          --        --                387
Segment assets.....................   26,344       1,358       288             27,990
Expenditures for property..........    1,339          10        11              1,360
------------------------------------------------------------------------------------------------------

[a] UPC's other segments included corporate holding company operations; Skyway Freight Systems, Inc., a provider of contract logistics and supply chain management services; Union Pacific Technologies, a provider of transportation-related technologies; and Wasatch Insurance Limited, a captive insurance company.

[b] The Corporation does not have significant intercompany sales activities.

[c] Depreciation and amortization included the one-time revaluation of Overnite's goodwill of $547 million in 1998 and goodwill amortization at Overnite of $15 million in 1998 and $20 million in 1997 and 1996.

[d] The Railroad has equity interest in several railroad-related and other businesses.

[e] Included $171 million of net income from UPC's discontinued oil and gas operations (see Note 3). Excluding discontinued operations, the net loss from other operations would have been $164 million.

CONSOLIDATED


RISK FACTORS -- The Corporation's future results may be affected by changes in the economic environment, fluctuations in fuel prices and external factors such as weather. Several of the commodities transported by both Overnite and the Railroad come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's operating results. Operating results at the Railroad and Overnite can also be affected adversely by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation or mitigated by hedging activity. In addition, rail operations are much more susceptible to prolonged interruption due to weather or derailment as operations continue to recover from the effects of system congestion that began late in 1997. The Corporation's future results are dependent on the continued success of its service recovery efforts and regaining its customers who switched to alternative transportation arrangements during the service crisis.

2. ACQUISITIONS


SOUTHERN PACIFIC -- UPC consummated the acquisition of Southern Pacific in September 1996. SP was acquired for $4.1 billion (60% of the outstanding Southern Pacific common shares were converted into UPC common stock, and the remaining 40% of the outstanding shares were acquired for cash). UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings. The acquisition of Southern Pacific has been accounted for using the purchase method and was fully consolidated into UPC results beginning October 1996.

Merger Consolidation Activities -- In connection with the acquisition and continuing integration of UPRR and Southern Pacific's rail operations, UPC is in the process of eliminating 5,200 duplicate positions, which are primarily employees involved in activities other than train, engine and yard activities. In addition, UPC is relocating 4,700 positions, merging or disposing of redundant facilities, and disposing of certain rail lines. The Corporation is also canceling uneconomical and duplicative SP contracts.

To date UPC has severed 2,400 employees and relocated 3,800 due to merger implementation activities. UPC recognized a $958 million pre-tax liability in the SP purchase price allocation for costs associated with SP's portion of these activities. In addition, the Railroad expects to incur $160 million in pre-tax acquisition-related costs for severing or relocating UPRR employees, disposing of certain UPRR facilities, and training and equipment upgrading over the merger implementation period. Earnings for 1998 and 1997 included $68 million pre-tax or $42 million after-tax, and $97 million pre-tax and $60 million after-tax, respectively, for acquisition-related costs for UPRR consolidation activities.

The components of the merger liability as of December 31, 1998 were as follows:

--------------------------------------------------------------------------------
                                      Original   Cumulative     Current
Millions Of Dollars                    Reserve     Activity     Reserve
--------------------------------------------------------------------------------
Labor protection related to
  legislated and contractual
   obligations.......................     $361         $361     $ --
Severance costs......................      343          253       90
Contract cancellation fees and
  facility and line closure costs....      145          121       24
Relocation costs.....................      109           79       30
Total................................     $958         $814     $144
--------------------------------------------------------------------------------


MERGER LIABILITIES -- Merger liability activity reflected cash payments for merger consolidation activities and reclassification of contractual obligations from merger liabilities to contractual liabilities. In addition, where merger implementation has varied from the original merger plan, the Corporation has adjusted the merger liability and the fair value allocation of SP's purchase price to fixed assets to eliminate the portion of the merger liability that is no longer required. Where the merger implementation has caused the Corporation to incur more costs than were envisioned in the original merger plan, such costs are charged to expense in the period incurred. The Corporation expects that the remaining merger payments will be made over the course of the next three years as labor negotiations are completed and implemented, and related merger consolidation activities are finalized.

PRO FORMA RESULTS -- The pro forma results presented below have been prepared to reflect the consummation of the Southern Pacific acquisition as if such events occurred as of January 1, 1996. These results do not reflect synergies expected to result from the integration of UPRR's and Southern Pacific's rail operations, and accordingly, do not account for any potential increase in revenue or operating income, estimated cost savings, or one-time costs associated with the elimination of UPC's duplicate facilities and relocation or severance payments to UPC employees. The effects of the foregoing could be substantial. This unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the Southern Pacific acquisition actually occurred on the date indicated, or of future results of operations of the resulting entity.

--------------------------------------------------------------------------------
Millions of Dollars, Except Per Share Amounts  Pro Forma 1996
--------------------------------------------------------------------------------
Operating Revenues.............................         $11,219
Operating Income...............................           1,606
Net Income.....................................             664
EPS Basic......................................            2.73
EPS Diluted....................................            2.71
--------------------------------------------------------------------------------

MEXICAN RAILWAY CONCESSION - During 1997 the Corporation's rail subsidiary, UPRR, and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The Railroad holds a 13% ownership share and has accounted for its interest on the equity method. The consortium assumed operational control of both lines in 1998. In January 1999, the Corporation signed a letter of intent to acquire an additional 13% ownership interest.

3. DIVESTITURES

SKYWAY - In November 1998, the Corporation completed the sale of Skyway Freight Systems, Inc. (Skyway), a wholly-owned subsidiary. Skyway provides contract logistics and supply chain management services. The proceeds were used to repay outstanding debt. The sale of Skyway generated a net, after-tax loss of $50 million, of which $40 million was recognized in the fourth quarter of 1997.

RESOURCES - In July 1995, the Corporation's Board of Directors approved a formal plan to divest of UPC's natural resources business, Union Pacific Resources Group Inc. (Resources), through an IPO by Resources, followed by a pro-rata distribution of the Resources shares owned by the Corporation to its stockholders (the Spin-Off). The IPO of 42.5 million Resources shares at $21.00 per share was completed in October 1995, and in September 1996, the Corporation's Board of Directors declared a special dividend consisting of the shares of Resources common stock owned by UPC. Resources' results have been reported as discontinued operations in the Corporation's financial statements for 1996.

4. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

STRATEGY AND RISK - The Corporation and its subsidiaries use derivative financial instruments in limited instances and for other than trading purposes to manage risk as it relates to fuel prices and interest rates. Where the Corporation has fixed interest rates or fuel prices through the use of swaps, futures or forward contracts, the Corporation has mitigated the downside risk of adverse price and rate movements; however, it has also limited future gains from favorable movements.

MARKET AND CREDIT RISK - The Corporation addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. The total risk associated with the Corporation's counterparties was $41 million at December 31, 1998. The Corporation has not been required to provide collateral; however, UPC has received collateral relating to its hedging activity where the concentration of credit risk was substantial.

DETERMINATION OF FAIR VALUE - The fair market values of the Corporation's derivative financial instrument positions at December 31, 1998 and 1997, described below, were determined based on current fair market values as quoted by recognized dealers, or developed based on the present value of expected future cash flows discounted at the applicable U.S. treasury rate and swap spread.

INTEREST RATES

STRATEGY - The Corporation controls its overall risk of fluctuations in interest rates by managing the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of such debt as maturities occur or as incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed rate debt securities.

FINANCIAL IMPACT - At December 31, 1998, the Corporation had outstanding interest rate swaps on $150 million of notional principal amount of debt (2% of the total debt portfolio) with a gross fair market value asset position of $41 million and a gross fair market value liability position of $5 million. These contracts mature over the next 1 to 2 years. At December 31, 1997, the Corporation had outstanding interest rate swaps on $193 million of notional principal amount of debt (2% of the total debt portfolio) with a gross fair market value asset position of $61 million and a gross fair market value liability position of $16 million. Interest rate hedging activity increased interest expense by $4 million in 1998, $3 million in 1997 and had no significant effect in 1996, raising the weighted-average borrowing rate by no more than 10 basis points in any year.

FUEL

STRATEGY - Over the past three years, fuel costs have been a significant portion of the Corporation's total operating expenses. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation's transportation subsidiaries periodically use swaps, futures and forward contracts to mitigate the impact of fuel price volatility. The intent of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes. However, the use of these contracts also limits the benefit of favorable fuel price changes.

FINANCIAL IMPACT - At December 31, 1998, the Railroad and Overnite had hedged 64% and 41% of their forecasted 1999 fuel consumption at a price of $0.41 per gallon and $0.45 per gallon, respectively. At December 31, 1997, the Railroad and Overnite had hedged 42% and 34% of their forecasted 1998 fuel consumption, respectively. In addition, at year-end 1998, the Railroad had outstanding swap agreements covering its fuel purchases in 1999 of $343 million, with gross and net liability positions of $49 million. At year-end 1997, the Railroad had outstanding swap agreements covering its fuel purchases in 1998 of $298 million, with gross and net liability positions of $13 million. Fuel hedging increased the Railroad's 1998 fuel costs by $87 million, had no significant effect on 1997 fuel costs, and lowered 1996 fuel costs by $34 million. At year-end 1998, Overnite had outstanding swap agreements of $10 million with gross and net liability positions of $2 million. At year-end 1997, Overnite had outstanding swap agreements of $10 million, with gross and net liability positions of $1 million. Fuel hedging increased 1998 fuel costs by $3 million and had no significant effect on fuel costs for Overnite for 1997 and 1996.

FAIR VALUE OF DEBT INSTRUMENTS

The fair value of the Corporation's long-and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1998, the fair value of total debt exceeded the carrying value by approximately 4% of the Corporation's total debt portfolio. Approximately $1.5 billion of fixed rate debt securities contain call provisions that allow the Corporation to retire the debt instruments prior to final maturity subject, in certain cases, to the payment of premiums.

SALE OF RECEIVABLES

The Railroad has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable through a bankruptcy remote subsidiary (the Subsidiary) to third parties. The Subsidiary is collateralized by a $75 million note from UPRR. The amount of receivables sold fluctuates based upon the availability of the designated pool of receivables and is directly affected by changing business volumes and credit risks. At December 31, 1998 and 1997, accounts receivable are presented net of the $580 million and $650 million of receivables sold, respectively.

5. PROPERTIES


Major property accounts were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                               1998      1997
--------------------------------------------------------------------------------

Railroad:
    Road and other................................$24,789   $23,610
    Equipment.....................................  7,545     7,084
Total Railroad.................................... 32,334    30,694
Trucking..........................................    785       750
Other.............................................     26        70
Total.............................................$33,145   $31,514
--------------------------------------------------------------------------------

Accumulated depreciation accounts were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                               1998      1997
--------------------------------------------------------------------------------

Railroad:
    Road and other................................$ 3,303   $ 2,938
    Equipment.....................................  2,568     2,270
Total Railroad....................................  5,871     5,208
Trucking..........................................    325       297
Other.............................................     10        32
Total.............................................$ 6,206   $ 5,537
--------------------------------------------------------------------------------

6. INCOME TAXES

Components of income tax expense, excluding discontinued operations, were as follows:

-------------------------------------------------------------------------------
Millions of Dollars                               1998      1997      1996
-------------------------------------------------------------------------------

Current:
    Federal..................................     $  13     $ (50)    $ 200
    State....................................        (2)       (6)       14
Total current................................        11       (56)      214
Deferred:
    Federal..................................       261       270       149
    State....................................        15        30        17
    Benefit of net operating loss............      (350)
Total deferred...............................       (74)      300       166
Total........................................     $ (63)    $ 244     $ 380
-------------------------------------------------------------------------------

  Deferred tax liabilities (assets) comprise the following:

-------------------------------------------------------------------------------
Millions of Dollars                               1998      1997
-------------------------------------------------------------------------------
Net current deferred tax asset.................   $  (244)  $  (129)
Excess tax over book depreciation..............     7,314     7,050
State taxes  net...............................       494       504
SP merger reserves.............................       (50)     (235)
Long-term liabilities..........................      (362)     (208)
Retirement benefits............................      (327)     (307)
Alternative minimum tax........................      (192)     (201)
Net operating loss.............................      (754)     (528)
Other..........................................       185       177
Net long-term deferred tax liability...........     6,308     6,252
Net deferred tax liability.....................   $ 6,064   $ 6,123
-------------------------------------------------------------------------------

  The Corporation has a deferred tax asset reflecting the benefits of $2,552 million in net operating loss carryforwards (NOLs), which expire as follows:

-------------------------------------------------------------------------------
Millions of Dollars
-------------------------------------------------------------------------------
Expiring December 31:
  2002...............................................................    $  455
  2003...............................................................       262
  2004...............................................................       134
  2005...............................................................       136
  2006...............................................................       226
  2007-2016..........................................................     1,339
Total................................................................    $2,552
-------------------------------------------------------------------------------

   The Internal Revenue Code limits a corporation's ability to utilize its NOLs with certain changes in the ownership of a corporation's stock. The Corporation does not expect that those limitations will have an adverse impact on its ability to utilize the NOLs. The Corporation has analyzed its NOLs and other deferred tax assets and believes a valuation allowance is not necessary.

A reconciliation between statutory and effective tax rates of continuing operations is as follows:

-------------------------------------------------------------------------------
                               1998        1997     1996
-------------------------------------------------------------------------------
Statutory tax rate.........   (35.0)%     35.0%     35.0%
State taxes  net...........    (1.6)       2.3       1.8
Goodwill amortization and
    impairment [Note 1]....    28.4        1.3       0.7
Dividend exclusion.........    (1.7)      (1.6)     (1.4)
Tax settlement.............               (0.9)     (2.3)
Other......................     0.8                  0.3
Effective tax rate.........   (9.1)%      36.1%     34.1%
-------------------------------------------------------------------------------

  All material IRS deficiencies prior to 1986 have been settled. The Corporation and the IRS have settled all issues through 1982, including Tax Court cases for years through 1979. In addition, the Corporation has reached a partial settlement with the IRS Appeals for 1983 through 1985; the remaining issues will be resolved as part of the refund claims filed for those years. The Corporation is negotiating with the Appeals Office concerning 1986 through 1989. The IRS is examining the Corporation's returns for 1990 through 1994. The Corporation believes it has adequately provided for Federal and state income taxes.

Net payments (refunds) of income taxes were $(103) million in 1998, $64 million in 1997 and $108 million in 1996.

7. DEBT

Total debt is summarized below:

--------------------------------------------------------------------------------
Millions of Dollars                                        1998     1997
--------------------------------------------------------------------------------
Notes and debentures,
    0.0% to 11.5% due through 2054.....................   $4,219   $3,526
Capitalized leases.....................................    1,434    1,251
Medium-term notes,
    6.3% to 10.0% due through 2020.....................      985      403
Equipment obligations,
    6.0% to 10.3% due through 2019.....................      858      910
Term floating rate debt,
    5.5% to 6.2% due through 2012......................      644      392
Credit facility borrowings,
    average of 5.7% in 1998............................      200        -
Mortgage bonds,
    4.3% to 5.0% due through 2030......................      175      176
Tax-exempt financings,
    4.2% to 5.7% due through 2026......................      168      168
Commercial paper and bid notes,
    average of 5.9% in 1998 and 6.1% in 1997...........       56    1,743
Unamortized discount...................................      (47)     (51)
Total debt.............................................    8,692    8,518
Less current portion...................................     (181)    (233)
Total long-term debt...................................   $8,511   $8,285
--------------------------------------------------------------------------------

DEBT MATURITIES - For the years 1999 through 2003, debt maturities are $181 million, $736 million, $1,265 million, $604 million and $674 million, respectively. Interest payments approximate gross interest expense.

MORTGAGED PROPERTIES - Approximately 30% of all rail equipment and other Railroad properties secures outstanding equipment obligations and mortgage bonds.

CREDIT FACILITIES - The Corporation has $4 billion of credit facilities with various banks designated for general corporate purposes, of which $3.8 billion is unused at December 31, 1998; $1.2 billion of these facilities expires in 1999, while the remaining $2.8 billion expires in 2001. Commitment fees and interest rates payable under these facilities are similar to fees and rates available to comparably rated investment-grade corporate borrowers. To the extent the Corporation has long-term credit facilities available, commercial paper borrowings and other current maturities of long-term debt of $537 million, which are due within one year, have been reclassified as long-term debt maturing in the year 2001. This reclassification reflects the Corporation's intent to refinance these short-term borrowings and current maturities of long-term debt on a long-term basis through the issuance of additional commercial paper or new long-term financings, or by using currently available long-term credit facilities if alternative financing is not available.

SIGNIFICANT NEW BORROWINGS

Convertible Preferred Securities - On April 1, 1998, Union Pacific Capital Trust (the Trust), a statutory business trust sponsored and wholly-owned by the Corporation, issued $1.5 billion aggregate liquidation amount of 61.4% Convertible Preferred Securities (the Preferred Securities). Each of the Preferred Securities has a stated liquidation amount of $50 and is convertible, at the option of the holder, into shares of UPC's common stock, par value $2.50 per share, at the rate of 0.7257 shares of UPC common stock for each of the Preferred Securities, equivalent to a conversion price of $68.90 per share of UPC common stock, subject to adjustment under certain circumstances. The Preferred Securities accrue and pay cash distributions quarterly in arrears at the annual rate of 61.4%. The Corporation owns all of the common securities of the Trust.

  The proceeds from the sale of the Preferred Securities and the common securities of the Trust were invested by the Trust in $1.5 billion aggregate principal amount of the Corporation's Convertible Junior Subordinated Debentures due 2028 (the Debentures). The Debentures represent the sole assets of the Trust. The Debentures accrue and pay interest quarterly in arrears at the annual rate of 61.4%. The Debentures mature on April 1, 2028, unless previously redeemed or repurchased in accordance with the terms of the indenture (the Indenture). The proceeds from the issuance of the Debentures were used by the Corporation for repayment of corporate borrowings.

  The Corporation has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities (the Guarantee). Considered together, the Corporation's obligations under the Debentures, the Indenture, the Guarantee and the Amended and Restated Declaration of Trust governing the Trust provide a full and unconditional guarantee by the Corporation of the Trust's obligations under the Preferred Securities.

  For financial reporting purposes, the Corporation has recorded distributions payable on the Preferred Securities as an interest charge to earnings in the statement of consolidated income.

Medium-Term Notes - The Corporation designated the $1,225 million balance of its shelf registration statement as potentially available for a medium-term note program in the fourth quarter of 1998. By December 31, 1998, the Corporation had issued $598 million under the medium-term note program and intends to continue to issue debt from time to time, either pursuant to the medium-term note program or in underwritten transactions. The proceeds of such issuances will be used for general corporate purposes, including repayment of maturing debt or commercial paper borrowings. At December 31, 1998, the Corporation had $627 million remaining for issuance under its shelf registration.

DIVIDEND RESTRICTIONS - The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $1.9 billion at December 31, 1998.

8. LEASES

The Corporation leases certain locomotives, freight cars, trailers and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998 were as follows:

--------------------------------------------------------------------------------
                                           Operating  Capital
Millions of Dollars                        Leases     Leases
--------------------------------------------------------------------------------

1999.....................................     $  397   $  213
2000.....................................        364      218
2001.....................................        317      221
2002.....................................        244      208
2003.....................................        209      186
Later years..............................      1,909    1,225
--------------------------------------------------------------------------------
Total minimum payments...................     $3,440    2,271
----------------------------------------------------

Amount representing interest.............                (837)

Present value of minimum lease payments..              $1,434
--------------------------------------------------------------------------------

  Rent expense for operating leases with terms exceeding one month was $672 million in 1998, $590 million in 1997 and $513 million in 1996. Contingent rentals and sub-rentals are not significant.

9. RETIREMENT PLANS

BENEFIT SUMMARY - The Corporation provides defined benefit retirement income to eligible non-union employees through qualified and non-qualified (supplemental) pension plans. In addition, all non-union and certain of the Corporation's union employees participate in defined contribution medical and life insurance programs for retirees. All Railroad employees are covered by the Railroad Retirement System (the System).

FUNDING AND BENEFIT PAYMENTS - Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment. The qualified plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The Corporation has settled a portion of the non-qualified unfunded supplemental plan's accumulated benefit obligation by purchasing annuities. The Corporation also provides medical and life insurance benefits on a cost sharing basis for qualifying employees. These costs are funded as incurred. In addition, contributions made to the System are expensed as incurred and amounted to approximately $411 million in 1998, $392 million in 1997 and $275 million in 1996.

The following illustrates the change in the Corporation's projected benefit obligation for 1998 and 1997:


--------------------------------------------------------------------------------
                                                                    Other
                                                 Pension        Postretirement
                                                 Benefits          Benefits
Millions of Dollars                          1998      1997     1998      1997
--------------------------------------------------------------------------------

Net benefit obligation at
    beginning of year........................$1,849    $1,590   $ 425     $ 417
Service cost.................................    40        33       8         8
Interest cost................................   127       122      29        30
Plan amendments..............................     2       104      (2)
Actuarial (gain) loss........................    39        94      12        (4)
Gross benefits paid..........................  (102)      (94)    (28)      (26)
Net benefit obligation at
    end of year..............................$1,955    $1,849   $ 444     $ 425

     Changes in the Corporation's benefit plan assets are summarized as follows for 1998 and 1997:

-----------------------------------------------------------------------------------------------
                                                                                  Other
                                                              Pension         Postretirement
                                                              Benefits           Benefits
Millions of Dollars                                       1998      1997      1998      1997
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Fair value of plan assets
    at beginning of year...............................  $1,858    $1,634     $   -     $   -
Actual return on
    plan assets........................................     331       263         -         -
Employer contributions.................................      13        55        28        26
Gross benefits paid....................................    (102)      (94)      (28)      (26)
Fair value of plan assets
    at end of year.....................................  $2,100    $1,858     $   -     $   -
-----------------------------------------------------------------------------------------------

     The components of funded status of the benefit plans for 1998 and 1997 were as follows:

-----------------------------------------------------------------------------------------------
                                                                                  Other
                                                              Pension         Postretirement
                                                              Benefits            Benefits
Millions of Dollars                                        1998      1997      1998      1997
-----------------------------------------------------------------------------------------------
Funded status at
    end of year........................................  $  145    $    8     $(444)    $(425)
Unrecognized net
    actuarial gain.....................................    (554)     (419)      (44)      (55)
Unrecognized prior
    service cost (credit)..............................     107       117       (26)      (32)
Unrecognized net
    transition obligation..............................     (16)      (14)
Net liability recognized
    at end of year.....................................  $ (318)   $ (308)    $(514)    $(512)
-----------------------------------------------------------------------------------------------

     Amounts recognized for the benefit plan liabilities in the statement of consolidated financial position for 1998 and 1997 consisted of:

--------------------------------------------------------------------------------------------------------
                                                                                  Other
                                                              Pension         Postretirement
                                                              Benefits            Benefits
Millions of Dollars                                        1998      1997      1998      1997
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Prepaid benefit cost.......................               $   1     $   1     $   -     $   -
Accrued benefit cost.......................                (319)     (309)     (514)     (512)
Additional minimum
    liability..............................                 (15)      (33)        -         -
Intangible asset...........................                  15        33         -         -
Net liability recognized
    at end of year.........................               $(318)    $(308)    $(514)    $(512)
--------------------------------------------------------------------------------------------------------

    The components of the Corporation's net periodic pension costs for the years ended December 31, 1998, 1997 and 1996 were as follows:

--------------------------------------------------------------------------------------------------------
                                                                             Other
                                                         Pension         Postretirement
                                                        Benefits            Benefits

Millions of Dollars                             1998      1997      1996      1998       1997      1996
--------------------------------------------------------------------------------------------------------
Service cost...............................     $  40     $  33     $  32     $   8      $   8     $   8
Interest cost..............................       127       122        89        29         30        22
Expected return on
    assets.................................      (144)     (118)      (88)        -          -         -
Amortization of:
    Transition obligation..................         1         2         4         -          -         -
    Prior service
        cost (credit)......................        12         9         7        (7)        (7)       (7)
Actuarial gain.............................       (10)      (11)       (5)       (3)        (3)       (2)
Total net periodic
    benefit cost...........................     $  26     $  37     $  39     $  27      $  28     $  21
--------------------------------------------------------------------------------------------------------

     As of year-end 1998 and 1997, approximately 31% and 32%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder in equity securities.

     The weighted-average actuarial assumptions for the years ended December 31, 1998, 1997 and 1996 were as follows:

------------------------------------------------------------------------------------
                                                             Other
                                     Pension              Postretirement
                                    Benefits                 Benefits
Percentages                1998       1997   1996   1998       1997   1996
------------------------------------------------------------------------------------
Discount rate............  6.75%       7.0%   7.5%  6.75%       7.0%   7.5%
Expected return on
 plan assets.............   9.0        9.0    8.0    N/A        N/A    N/A
Rate of compensation
 increase................  3.75        4.0    4.5   3.75        4.0    4.5
                            to         to     to     to          to     to
                           4.75        5.0    5.5   4.75        5.0    5.5
Health care cost trend:
 Current.................   N/A        N/A    N/A    9.0        9.0    9.5
 Level in 2005...........   N/A        N/A    N/A    4.5        4.5    5.0
------------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amount reported for health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects:

------------------------------------------------------------------------------------
                                               One % pt.  One % pt.
Millions of Dollars                            increase    decrease
------------------------------------------------------------------------------------
Effect on total service and interest
    cost components..........................        $ 3       $ (3)
Effect on postretirement benefit obligation..         32        (27)
------------------------------------------------------------------------------------

10.  STOCK OPTION PLANS, RETENTION STOCK PLANS AND OTHER CAPITAL STOCK

OPTIONS - Pursuant to the Corporation's stock option and retention stock plans for officers and key employees, 4,493,578, 8,997,375 and 8,586,773 common shares were available for grant as retention stock or options at December 31, 1998, 1997 and 1996, respectively. Options under the plans are granted at 100% of market value at the grant date and are exercisable for a period of 10 years from the grant date. Options generally become exercisable no earlier than one year after grant. Shares under option at the date of the Resources Spin-Off that occurred in 1996 were increased and revalued to reflect the market value change resulting from the Spin-Off.

RETENTION AND RESTRICTED STOCK - The plans also provide for awarding retention shares of common stock to eligible employees, generally subject to forfeiture if employment terminates during the prescribed restricted period or, in some cases, if certain prescribed stock price or other financial criteria are not met, and restricted stock to directors subject to forfeiture if certain service requirements are not met. In 1996, the year of the Resources Spin-Off, 472,818 additional retention and restricted shares were issued to reflect the market value change resulting from the Spin-Off. During 1996, 1,534,786 retention and restricted shares were issued at a weighted-average fair value of $56.78. No retention or restricted shares were issued in 1997. During 1998, 322,025 retention and restricted shares were issued at a weighted-average fair value of $51.77. A portion of the retention shares issued in 1998 and 1996 were subject to stock price or performance targets. The cost of retention shares is amortized to expense over the vesting period. In 1998, 1997 and 1996, UPC charged $16 million, $24 million and $30 million, respectively, to expense for the amortization of retention shares.

DETERMINATION OF FAIR VALUE OF OPTIONS - The fair value of each stock option granted is estimated for the determination of pro forma expense using a Black-Scholes option-pricing model. The expense impact of the option grant is reflected in pro forma results, included in the table below, over the options' vesting period and is determined as of the date of grant. During 1996, 5,687,448 options were granted at a weighted-average option price of $56.35. The pro forma expense determination for options granted in 1996 was valued using the following weighted-average assumptions: dividend yield of 3.0%, risk-free interest rate of 5.9%, expected option period of four years, and volatility of 21.1%. There were no options granted during 1997. During 1998, 15,653,880 options were granted at a weighted-average option price of $53.10. The pro forma expense determination for options granted in 1998 was based on the following weighted-average assumptions: dividend yield of 1.8%, risk-free interest rate of 4.5%, expected option period of four years, and volatility of 24.2%.

     Pro forma net income (loss) and EPS for 1998, 1997 and 1996 including compensation expense for options that vested in each year were as follows:

------------------------------------------------------------------------------------------------------
                                                                 1998/[a]/   1997         1996
------------------------------------------------------------------------------------------------------
Net Income (Loss) (millions)...................................     $ (684)  $ 418     $   901
EPS  Basic.....................................................     $(2.78)  $1.70     $  4.16
EPS  Diluted...................................................     $(2.78)  $1.69     $  4.13
------------------------------------------------------------------------------------------------------

     Changes in common stock options outstanding were as follows:

------------------------------------------------------------------------------------------------------
                                                                                       Weighted-
                                                                      Shares        Average Option
                                                                   Under Option     Price Per Share
------------------------------------------------------------------------------------------------------
Balance December 31, 1995......................................      7,091,452          $ 49.58
Granted........................................................      5,687,448            56.35
Exercised......................................................     (2,081,752)           39.39
Expired/Surrendered............................................       (326,082)           51.43
Spin-Off Conversion [Note 3]...................................      2,833,601           (16.51)
Balance December 31, 1996......................................     13,204,667            43.42
Granted........................................................              -                -
Exercised......................................................     (1,620,648)           32.85
Expired/Surrendered............................................       (247,676)           55.61
Balance December 31, 1997......................................     11,336,343            44.65
GRANTED/[a]/...................................................     15,653,880            53.10
EXERCISED......................................................       (315,528)           27.52
EXPIRED/SURRENDERED............................................       (175,116)           56.13

BALANCE DECEMBER 31, 1998......................................     26,499,579            49.77
------------------------------------------------------------------------------------------------------

[a] During 1998 the Corporation implemented a broad-based option program that granted each employee 200 options at $55.00 per share. This program resulted in 11,236,400 new options in 1998 and generated an after-tax pro forma compensation expense of $33 million in 1998. The conversion of these options will be effected with treasury shares and are not issued under the stock option plan for officers and key employees.

     Stock options outstanding at December 31, 1998 were as follows:

-------------------------------------------------------------------------------------------------------------
                                                                                Weighted-   Weighted-
                                                                                 Average     Average
                                                                   Number of     Years to    Option
                                                                    Options     Expiration    Price
-------------------------------------------------------------------------------------------------------------
Range of Option Prices:
    $6.02 to $42.25.............................................    4,412,832            5     $31.75
    $42.87 to $48.19............................................    5,314,477            9      46.45
    $55.00......................................................   11,236,400            9      55.00
    $56.50 to $59.82............................................    5,535,870            8      56.72
BALANCE DECEMBER 31, 1998.......................................   26,499,579            8      49.77
-------------------------------------------------------------------------------------------------------------

    Stock options exercisable at December 31, 1998 were as follows:

-------------------------------------------------------------------------------------------------------------
                                                                                 Weighted-  Weighted-
                                                                                   Average    Average
                                                                    Number of     Years to     Option
                                                                      Options   Expiration      Price
-------------------------------------------------------------------------------------------------------------
Range of Option Prices:
    $6.02 to $31.60.............................................    3,392,094            5     $30.21
    $32.26 to $43.75............................................    1,928,802            4      39.94
    $45.69 to $59.82............................................    2,070,603            8      54.59
Balance December 31, 1998.......................................    7,391,499            6       39.5
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

11.  EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share for the years ended:

----------------------------------------------------------------------------------------------------------------
Millions, Except Per Share Amounts                                              1998         1997       1996
----------------------------------------------------------------------------------------------------------------
Income Statement Data:
    Income (loss) from
        continuing operations...........................................  $      (633)      $  432     $  733
    Income (loss) available to
        common stockholders from
            continuing operations.......................................         (633)         432        733
    Income from discontinued
        operations......................................................            -            -        171
    Net income (loss) available
        to common stockholders..........................................         (633)         432        904
Weighted-Average Number of
    Shares Outstanding:
        Basic...........................................................        246.0        245.7      216.7
        Dilutive effect of common
            stock equivalents/[a]/......................................            -          2.4        1.3
Diluted.................................................................        246.0        248.1      218.0
Earnings per Share:
    Basic:
        Income (loss) from
            continuing operations.......................................  $     (2.57)      $ 1.76     $ 3.38
        Income from discontinued
            operations..................................................                                 0.79
    Net income (loss)...................................................  $     (2.57)      $ 1.76     $ 4.17
    Diluted:/[a]/
        Income (loss) from
            continuing operations.......................................  $     (2.57)      $ 1.74     $ 3.36
        Income from discontinued
            operations..................................................                                 0.78
    Net income (loss)...................................................  $     (2.57)      $ 1.74     $ 4.14
----------------------------------------------------------------------------------------------------------------

[a] Excluded the effect of anti-dilutive common stock equivalents related to options and Convertible Preferred Securities (see Note 7), which were 1.4 million and 16.3 million, respectively, at December 31, 1998.

12.  COMMITMENTS AND CONTINGENCIES

There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to Federal, state and local environmental laws and regulations, pursuant to which it is currently participating in the investigation and remediation of numerous sites. In addition, the Corporation and its subsidiaries also periodically enter into financial and other commitments in connection with their businesses, and have retained certain contingent liabilities upon the disposition of formerly-owned operations.

It is not possible at this time for the Corporation to determine fully the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Corporation has recorded a liability. The Corporation does not expect that any known lawsuits, claims, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial condition. Certain potentially significant contingencies relating to the Corporation's and its subsidiaries' businesses are detailed below:

CUSTOMER CLAIMS - Certain customers have submitted claims for damages related to shipments delayed by the Railroad as a result of congestion problems, and certain customers have filed lawsuits seeking relief related to such delays. The nature of the damages sought by claimants includes, but is not limited to, contractual liquidated damages, freight loss or damages, alternative transportation charges, additional production costs, lost business and lost profits. In addition, some customers have asserted that they have the right to cancel contracts as a result of alleged material breaches of such contracts by the Railroad. The Corporation has accrued $456 million for these claims ($370 million in 1998 and $86 million in 1997).

ENVIRONMENTAL ISSUES - For environmental sites where remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1998, the Corporation had accrued $207 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower than the recorded reserve or as much as 25% higher.

SHAREHOLDER LAWSUITS - UPC and certain of its current and former directors and officers are defendants in two purported class actions, which have been consolidated into one proceeding. The consolidated complaint alleges, among other things, that the Corporation violated the Federal securities laws by failing to disclose material facts and making materially false and misleading statements concerning the service, congestion and safety problems encountered following the Corporation's acquisition of Southern Pacific in 1996. These lawsuits were filed in late 1997 in the United States District Court for the Northern District of Texas and seek to recover unspecified amounts of damages. Management believes that the plaintiffs' claims are without merit and intends to defend them vigorously. The defendants have moved to dismiss this action, and the motion has been fully briefed.

     In addition to the class action litigation, a purported derivative action was filed on behalf of the Corporation and the Railroad in September 1998 in the District Court for Tarrant County, Texas, naming as defendants the then-current and certain former directors of the Corporation and the Railroad and, as nominal defendants, the Corporation and the Railroad. The derivative action alleges, among other things, that the named directors breached their fiduciary duties to the Corporation and the Railroad by approving and implementing the Southern Pacific merger without informing themselves of its impact or ensuring that adequate controls were put in place and by causing UPC and the Railroad to make misrepresentations about the Railroad's service problems to the financial markets and regulatory authorities. The Corporation's Board of Directors has established a special litigation committee consisting of three independent directors to review the plaintiff's allegations, and determine whether it is in UPC's best interest to pursue them. Pleadings have been filed seeking a stay of further proceedings in that action pending completion of the special committee's investigation. The individual defendants believe that these claims are without merit and intend to defend them vigorously.

13.  OTHER INCOME

Other income included the following:

--------------------------------------------------------------------------------
Millions of Dollars                      1998    1997    1996
--------------------------------------------------------------------------------
Net gain on asset dispositions........  $ 125   $ 102   $  92
Rental income.........................     55      75      38
Interest income.......................     28      17      50
Interest on Resources
    notes receivable [Note 3].........      -       -      33
Loss on sale of Skyway................    (18)    (65)
Other  net............................     (1)      8     (31)
Total.................................  $ 189   $ 137   $ 182
--------------------------------------------------------------------------------

14.  ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," that will be effective in 2000. Management is determining the effect, if any, the Statement will have on the Corporation's financial statements (see Note 4 for a quantification of the fair value of the Corporation's financial instruments).

SUPPLEMENTARY INFORMATION (unaudited)

SELECTED QUARTERLY DATA

Selected unaudited quarterly data are as follows:

-------------------------------------------------------------------------------------------------------------------
Millions of Dollars
Except Per Share Amounts
-------------------------------------------------------------------------------------------------------------------
1998                                                     MAR 31    JUN 30/[a]/  SEP 30   DEC 31/[b]/
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Operating Revenues.....................................  $2,586        $2,623   $2,660       $2,684
Operating Income (Loss)................................      33          (139)     210         (275)
Income (Loss) from
    Continuing Operations..............................     (62)         (154)      34         (451)
Net Income (Loss)......................................     (62)         (416)      34         (189)
Per Share  Basic:
    Income (Loss) from
        Continuing Operations..........................   (0.25)        (0.63)    0.14        (1.83)
    Net Income (Loss)..................................   (0.25)        (1.69)    0.14        (0.77)
Per Share  Diluted:
    Income (Loss) from
        Continuing Operations..........................   (0.25)        (0.63)    0.14        (1.83)
    Net Income (Loss)..................................   (0.25)        (1.69)    0.14        (0.77)
Dividends Per Share....................................    0.20          0.20     0.20         0.20
Common Stock Price:
    High...............................................   63.75         58.25    47.75        49.50
    Low................................................   49.00         42.38    37.31        41.56
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

1997                                                     Mar 31     Jun 30      Sep 30  Dec 31/[c]/

Operating Revenues.....................................  $2,810        $2,883   $2,825       $2,561
Operating Income (Loss)................................     317           475      423          (71)
Income (Loss) from
    Continuing Operations..............................     128           216      240         (152)
Net Income (Loss)......................................     128           216      240         (152)
Per Share  Basic:
    Income (Loss) from
        Continuing Operations..........................    0.52          0.88     0.98        (0.62)
    Net Income (Loss)..................................    0.52          0.88     0.98        (0.62)
Per Share  Diluted:
    Income (Loss) from
        Continuing Operations..........................    0.52          0.87     0.96        (0.62)
    Net Income (Loss)..................................    0.52          0.87     0.96        (0.62)
Dividends Per Share....................................    0.43          0.43     0.43         0.43
Common Stock Price:
    High...............................................   64.00         72.00    72.97        65.44
    Low................................................   56.75         56.25    60.94        57.69
-------------------------------------------------------------------------------------------------------------------

[a]  Included a $262 million provision for the anticipated sale of Overnite (see
     Note 1 to the Financial Statements).

[b] Included a $547 million charge for the one-time write-down of Overnite goodwill and the reversal of the $262 million provision for the potential sale of Overnite (see Note 1 to the Financial Statements).

[c] Included a $65 million pre-tax ($40 million after-tax or $0.16 per diluted share) loss on planned sale of Skyway.STOCKHOLDERS AND DIVIDENDS

STOCKHOLDERS AND DIVIDENDS

The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 29, 1999, there were 247,516,086 shares of outstanding common stock and approximately 53,640 common stockholders. At that date, the closing price of the common stock on the New York Stock Exchange was $51.44. Cash dividends declared on common stock by the Corporation were $0.80 and $1.72 per share in 1998 and 1997. Union Pacific has paid dividends to its common stockholders during each of the past 99 years. See
Note 7 to the Financial Statements for a discussion regarding restrictions relating to the payment of cash dividends.

RAIL TRANSPORTATION

Rail transportation data includes Southern Pacific statistics as if the acquisition had taken place January 1, 1996 (pro forma).

COMMODITIES

Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total were as follows:

---------------------------------------------------------------------------------------------------------
                                       1998                 1997                  1996
Percent of Total                        RTM       CR         RTM        CR         RTM         CR
---------------------------------------------------------------------------------------------------------
Automotive......................        3.1%     10.3%       3.4%      9.8%        3.2%        9.5%
Agriculture.....................       14.1      14.4       15.4      14.9        17.3        15.5
Intermodal......................       14.7      16.6       15.8      17.8        15.5        17.6
Chemicals.......................       11.4      16.9       12.1      17.7        12.4        17.9
Energy..........................       40.1      22.0       36.1      19.7        34.2        19.3
Industrial......................       16.6      19.8       17.2      20.1        17.4        20.2
Total...........................        100%      100%       100%      100%        100%        100%
Total (billions)................      432.1     $ 9.1      451.8     $ 9.7       482.1       $ 9.8
---------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES

---------------------------------------------------------------------------------------------------------
Millions of Dollars                    1998      1997       1996
---------------------------------------------------------------------------------------------------------
Roadway and other...............    $ 1,538   $ 1,534    $   930
Equipment.......................        506       501        409
Total...........................    $ 2,044   $ 2,035    $ 1,339
---------------------------------------------------------------------------------------------------------

EQUIPMENT

--------------------------------------------------------------------------------
                                      1998      1997      1996
--------------------------------------------------------------------------------
Owned or leased at year-end:
 Locomotives....................      7,083     6,966      6,755
 Freight cars:
   Covered hoppers..............     40,097    41,149     42,406
   Box cars.....................     23,263    24,718     22,934
   Open-top hoppers.............     20,324    20,674     20,989
   Gondolas.....................     17,828    16,083     15,325
   Other........................     18,264    17,143     19,675
 Work equipment.................      9,218    10,045     11,631

Purchased or leased during the
 year:
 Locomotives....................        256       276        245
 Freight cars...................      2,120     1,525      2,263
Average age of equipment
 (years):
 Locomotives....................       14.4      14.4       13.7
 Freight cars...................       20.1      19.3       19.2

Bad order ratio  freight cars...        4.5%      4.4%       4.1%
--------------------------------------------------------------------------------

TRACK

--------------------------------------------------------------------------------
Miles                                 1998      1997       1996
--------------------------------------------------------------------------------
Main line.......................     27,197    27,421     27,406
Branch line.....................      6,509     7,526      8,431
Yards, sidings and other
 main line......................     21,597    21,588     21,915

Total...........................     55,303    56,535     57,752

Track miles of continuous
 welded rail at year-end........     23,647    23,392     23,172
Track miles under centralized
 traffic-control at year-end....     15,944    15,590     15,277
Track miles of rail replaced:
 New............................        858       716        451
 Used...........................        341       273        362
Track miles re-ballasted........      3,259     3,557      4,503
Ties replaced (thousands).......      2,691     3,853      2,919
--------------------------------------------------------------------------------

RAIL OPERATIONS

--------------------------------------------------------------------------------
                                      1998      1997      1996/[a]/
--------------------------------------------------------------------------------

Operating ratio (%).............       95.4      87.4       83.5
Carloadings (thousands).........      7,998     8,453      8,814
Average commodity revenue
 per car........................    $ 1,134   $ 1,149    $ 1,114
Average price of diesel fuel
 per gallon.....................        62C       71c        70c

--------------------------------------------------------------------------------
[a] On a pro forma basis as if the SP acquisition had occurred on January 1, 1996 (see Note 2 to the Financial Statements).

TRUCKING

FREIGHT OPERATIONS

--------------------------------------------------------------------------------
                                      1998      1997       1996
--------------------------------------------------------------------------------
Shipments (thousands):
 Less-than-truckload............      7,768     7,482      8,184
 Truckload......................         21        24         39

Total...........................      7,789     7,506      8,223

Tonnage (thousands):
 Less-than-truckload............      3,983     3,841      4,290
 Truckload......................        226       269        436

Total...........................      4,209     4,110      4,726

Revenue per hundredweight.......    $ 11.98   $ 11.24    $  9.97

Operating ratio (%)/[a]/........       94.8      96.8      104.9
--------------------------------------------------------------------------------

[a] Excluded goodwill amortization and the $547 million one-time goodwill revaluation charge in 1998.

EQUIPMENT AND SERVICE CENTERS

--------------------------------------------------------------------------------
                                      1998       1997      1996
--------------------------------------------------------------------------------
Owned or leased at year-end:
 Tractors.......................      4,839     4,799      5,023
 Trailers.......................     19,460    19,439     19,479
 Straight trucks................         77        77         77
 Automobiles and
   service units................        160       162        177
 Service centers................        165       164        161

Average age of equipment
 (years):
 Tractors.......................        6.8       7.1        7.0
 Trailers.......................        8.4       8.7        7.7
--------------------------------------------------------------------------------

CAPITAL EXPENDITURES

--------------------------------------------------------------------------------
Millions of Dollars                    1998      1997       1996
--------------------------------------------------------------------------------

Revenue equipment...............    $    33   $    24    $     5
Other...........................         26        16          5

Total...........................    $    59   $    40    $    10
--------------------------------------------------------------------------------

TEN-YEAR FINANCIAL SUMMARY/[a]/
Union Pacific Corporation and Subsidiary Companies

                                             Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics
                                    1998/[b]/    1997      1996     1995   1994/[c]/  1993/[d]/   1992   1991/[e]/    1990    1989
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Operating Revenues..............    $10,553    11,079     8,786     7,486     6,492      6,002    5,773      5,687    5,739   5,453
Operating Income (Loss).........       (171)    1,144     1,432     1,242     1,145      1,015      992        139      905     913
Income (Loss)/[f]/..............       (633)      432       733       619       568        412      456       (123)     374     398
Net Income (Loss)...............       (633)      432       904       946       546        530      728         64      618     595
Per Share  Basic:
  Income (Loss)/[f]/............      (2.57)     1.76      3.38      3.02      2.77       2.01     2.24      (0.61)    1.87    1.89
  Net Income (Loss).............      (2.57)     1.76      4.17      4.62      2.66       2.59     3.58       0.32     3.09    2.82
Per Share  Diluted:
  Income (Loss)/[f]/............      (2.57)     1.74      3.36      3.01      2.76       2.00     2.24      (0.60)    1.86    1.88
  Net Income (Loss).............      (2.57)     1.74      4.14      4.60      2.66       2.58     3.57       0.31     3.08    2.81
Dividends Per Share.............       0.80      1.72      1.72      1.72      1.66       1.54     1.42       1.31     1.18    1.12
Operating Cash Flow.............        565     1,600     1,657     1,454     1,079        975      842        794      904     956
Capital Investments.............      2,111     2,101     1,360     1,058       876        899      864        667      674     870
Average Employees...............     65,100    65,600    54,800    49,500    45,400     44,000   42,800     43,800   45,400  45,400
Revenues Per Employee (000).....      162.1     168.9     160.3     151.4     143.0      136.3    135.0      129.9    126.4   120.0

AT YEAR-END
Total Assets....................    $29,374    28,860    27,990    19,500    14,543     13,797   12,901     12,272   12,063  11,567
Total Debt......................      8,692     8,518     8,027     6,364     4,479      4,105    4,035      3,966    3,982   3,975
Common Stockholders' Equity.....      7,393     8,225     8,225     6,364     5,131      4,885    4,639      4,163    4,277   3,911
Equity Per Common Share.........      29.88     33.30     33.35     30.96     24.92      23.81    22.75      20.52    21.63   19.50

SEGMENT DATA
Rail Commodity Revenue..........    $ 9,072     9,712     7,419     6,105     5,216      4,873    4,819      4,708    4,630   4,496
Trucking Revenue................      1,034       946       961       976     1,037        939      873        800      805     700
Rail Carloadings................      7,998     8,453     6,632     5,568     4,991      4,619    4,458      4,304    4,158   3,975
Trucking Shipments..............      7,789     7,506     8,223     8,332     8,593      8,206    7,669      7,106    7,475   6,832
Rail Operating Ratio............       95.4      87.4      79.1      78.1      77.9       79.1     79.0       80.4     80.8    80.6
Trucking Operating Ratio/[g]/...       94.8      96.8     104.9     103.0      91.3       90.2     90.9       91.9     90.4    90.8

FINANCIAL RATIOS (%)
Debt to Capital Employed........       49.4      50.9      49.4      50.0      46.6       45.7     46.5       48.8     48.2    50.4
Return on Equity/[h]/...........       (8.1)      5.3      12.4      16.5      10.9       11.1     16.5        1.5     15.1    14.2

[a] Data included the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1, 1996, Chicago and North Western Transportation Company as of May 1, 1995 and Skyway Freight Systems, Inc. as of May 31, 1993, and reflects the disposition of the Corporation's natural resources segment in 1996 and waste management segment in 1995.

[b] 1998 operating loss and net loss included a one-time $547 million pre-and after-tax charge (see Note 1 to the Financial Statements). 1998 operating income and net loss, excluding the charge, would have been $376 million and $86 million, respectively, with a negative return on average common stockholders' equity of (1.1)%.

[c] 1994 net income included a net after-tax loss of $404 million from the sale of the Corporation's waste management operations. Excluding this loss, 1994 return on common stockholders' equity would have been 18.2%.

[d] 1993 net income included a net after-tax charge for the adoption of changes in accounting methods for income taxes, postretirement benefits other than pensions and revenue recognition, and a one-time charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993. Excluding the impact of these items, income from continuing operations would have been $468 million ($2.28 per basic share and $2.27 per diluted share) with a return on common stockholders' equity of 15.7%.

[e] Net income excluding the special charges would have been $639 million with a return on common stockholders' equity of 14.2%.

[f] Based on results from continuing operations.

[g] Excluded goodwill amortization.

[h] Based on average common stockholders' equity.

UNION PACIFIC CORPORATION

MAP OF UNITED STATES

MAP DESCRIPTION
---------------

Two-page light gray map of the Continental United States, western provinces of Canada, and Alaska, on a white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

A.   Union Pacific Corporation

1.   Corporate Headquarters in Dallas, Texas.

B.   Union Pacific Railroad

1.   Headquarters in Omaha, Nebraska.

2. Single and Double Track located in the states of Arizona, Arkansas, California, Colorado, Idaho, Illinois, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, Oklahoma, Oregon, Tennessee, Texas, Utah, Washington, Wisconsin and Wyoming.

3. Triple and Quadruple Track located in the States of California, Nebraska and Wyoming.

4. Classification Yards located in the states of Arkansas, California, Idaho, Illinois, Louisiana, Missouri, Nebraska, Oregon, and Texas.

5. Major Intermodal Trailer/Container Terminals located in the states of Arizona, Arkansas, California, Colorado, Idaho, Illinois, Louisiana, Missouri, Nebraska, Nevada, Oregon, Tennessee, Texas, Utah, Washington and Wyoming.

C.   Overnite Transportation

1.   Headquarters in Richmond, Virginia

2. Key Terminals spread throughout the eastern half of the Continental United States, and in the Western States of Arkansas, Arizona, California, Colorado, Illinois, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Oregon, Tennessee, Texas, Utah, Washington, and Wisconsin.

D.   Union Pacific Technologies

1.   Headquarters in St. Louis, Missouri.

(Legend)

MAP DESCRIPTION
---------------

Two-page light gray map of the Continental United States, western provinces of Canada, and Alaska, on a white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

E.   Union Pacific Corporation

2.   Corporate Headquarters in Dallas, Texas.

F.   Union Pacific Railroad

6.   Headquarters in Omaha, Nebraska.

7. Single and Double Track located in the states of Arizona, Arkansas, California, Colorado, Idaho, Illinois, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, Oklahoma, Oregon, Tennessee, Texas, Utah, Washington, Wisconsin and Wyoming.

8. Triple and Quadruple Track located in the States of California, Nebraska and Wyoming.

9. Classification Yards located in the states of Arkansas, California, Idaho, Illinois, Louisiana, Missouri, Nebraska, Oregon, and Texas.

10. Major Intermodal Trailer/Container Terminals located in the states of Arizona, Arkansas, California, Colorado, Idaho, Illinois, Louisiana, Missouri, Nebraska, Nevada, Oregon, Tennessee, Texas, Utah, Washington and Wyoming.

G.   Overnite Transportation

3.   Headquarters in Richmond, Virginia

4. Key Terminals spread throughout the eastern half of the Continental United States, and in the Western States of Arkansas, Arizona, California, Colorado, Illinois, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Oregon, Tennessee, Texas, Utah, Washington, and Wisconsin.

H.   Union Pacific Technologies

2.   Headquarters in St. Louis, Missouri.