Form 10-K405, Exhibit 13
period 1999-12-31
UNION PACIFIC CORP
filed 2000-03-27
CIK 100885

                                                                      EXHIBIT 13
                                                                      ----------

On the cover - Intermodal, coal and manifest trains travel along UP's triple track west of Kearney, Nebraska.

     Contents

1    Letter from the Chairman
6    Strengthening the Franchise
8    Tranforming the Company
10   Re-energizing Quality
12   Innovation
14   Advantage Overnite
16   Franchise Map
18   Financial Review
34   Financial Statements
52   Supplementary Information
54   Ten-Year Financial Summary
55   Board of Directors
56   Senior Officers
57   Corporate Information

Financial Highlights
Union Pacific Corporation and Subsidiary Companies

-----------------------------------------------------------------------------------------------------
Millions of Dollars,                                            1999 [a]       1998 [b]         1997
  Except Ratios and Per Share Amounts
-----------------------------------------------------------------------------------------------------
For the Year
Operating Revenues.......................................        $11,273        $10,553      $11,079
Operating Income (Loss)..................................          1,804           (171)       1,144
Income (Loss) from Continuing Operations.................            783           (633)         432
Income from Discontinued Operations......................             27              -            -
Net Income (Loss)........................................            810           (633)         432
Per Share - Basic:
  Income (Loss) from Continuing Operations...............           3.17          (2.57)        1.76
  Income from Discontinued Operations....................           0.11              -            -
  Net Income (Loss)......................................           3.28          (2.57)        1.76
Per Share - Diluted:
  Income (Loss) from Continuing Operations...............           3.12          (2.57)        1.74
  Income from Discontinued Operations....................           0.10              -            -
  Net Income (Loss)......................................           3.22          (2.57)        1.74
Dividends Per Share......................................           0.80           0.80         1.72
Operating Cash Flow......................................          1,869            565        1,600
Capital Investments......................................          1,834          2,111        2,101
-----------------------------------------------------------------------------------------------------

At Year-End
Assets...................................................        $29,888        $29,374      $28,860
Total Debt...............................................          8,640          8,692        8,518
Common Stockholders' Equity..............................          8,001          7,393        8,225
Equity Per Common Share..................................          32.29          29.88        33.30
-----------------------------------------------------------------------------------------------------

Financial Ratios (%)
Operating Ratio..........................................           84.0          101.6         89.7
Debt to Capital Employed.................................           47.6           49.4         50.9
Return on Average Common Stockholders' Equity............           10.5           (8.1)         5.3
-----------------------------------------------------------------------------------------------------

[a] 1999 income from discontinued operations included a one-time, after-tax gain of $27 million from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary (see Note 3 to the Consolidated Financial Statements).

[b] 1998 operating loss and net loss included a $547 million pre- and after-tax charge for the revaluation of Overnite goodwill (see Note 1 to the Consolidated Financial Statements).


Operating Revenues
Union Pacific Corporation

$ Millions

        95            96          97         98         99
        --            --          --         --         --
      7,486         8,786       11,079     10,553     11,273


Operating Income
Union Pacific Corporation

$ Millions

        95            96          97         98         99
        --            --          --         --         --
      1,242         1,432       1,144       171*      1,804

*  376 - Excluded $547 million Overnite goodwill revaluation.


Income from Continuing Operations
Union Pacific Corporation

$ Millions

        95            96          97         98         99
        --            --          --         --         --
       619           733        432        (633)**    783

**  (86) Excluded $547 million Overnite goodwill revaluation.

                                  FRONT COVER

LETTER FROM THE CHAIRMAN
Fellow shareholders,

1999 was a year of transition and renewal for Union Pacific and a year of tremendous progress on many fronts. As we began the year, we re-committed ourselves to a straightforward vision - to be a company where our customers want to do business, our employees are proud to work and value is created for our shareholders. This vision has been the cornerstone of our efforts throughout 1999. We are strengthening our franchise, transforming our culture and re-energizing the quality focus that is fundamental to realizing the long-term value of our company.

Financial Results

The results of these efforts could be seen quarter-by-quarter in 1999 as we gained both operating and financial momentum. For the year, net income totaled $810 million or $3.22 per diluted share, with income from continuing operations improving sequentially through the quarters. This was a welcome improvement over the $633 million net loss in 1998.

  These results were achieved through a combination of top-line growth and productivity improvements. The Railroad's commodity revenue gained strength through the year and totaled $9.9 billion. This was a 9% increase over 1998, with growth in all six of our major commodity groups. It translates to an incremental $779 million of revenue as customers voted their confidence in our service by returning their business. These higher volumes were also handled more efficiently than a year ago as improvements in the Railroad's operating fundamentals took hold. Average system velocity improved 24% year-over-year, while recrew rates declined 47%. This drove Union Pacific's operating ratio (excluding Overnite) to 82.5%, a 14-point improvement over the previous year.

Strengthening the Rail Franchise

The improvements in performance trends throughout 1999 reflect, in part, the strength and resilience of the new Union Pacific network. The combination of the Union Pacific, the Southern Pacific and the Chicago and North Western has created a rail franchise that is second to none. With the service difficulties behind us, we have been working to complete this integration. In 1999 we had the benefit of our first full year under a single computer operating system. By year end all but one of the hub-and-spoke locations were unified under new labor agreements, and key merger projects were completed.

  One of these merger milestones was construction of the new J.R. Davis classification facility in Roseville, California. This yard is now the most technologically advanced rail facility in the western United States and is a key operating component of the new merged franchise. We also removed a critical bottleneck on the Railroad with completion of the triple track project on the Central Corridor. We now have three main lines across the heart of our railroad, allowing us to improve customer service and take advantage of such growth opportunities as Powder River Basin coal.

Transforming the Culture

The railroad franchise is the backbone of our ability to deliver value to customers and ultimately to shareholders. But to achieve the potential of this franchise, we need a culture and an organizational structure that enable our

1999 Quarterly Income from Continuing Operations
Union Pacific Corporation

$ Millions

       1Q                 2Q                3Q                4Q
       --                 --                --                --
       129                194               218               242

people to do their best. We learned this the hard way during our service difficulties. We wanted to make sure that these hard-earned lessons were not forgotten but were put to work to make Union Pacific a stronger company.

  In last year's annual report, we talked about our plans for this transformation process. During 1999 we set about the implementation of those plans. We decentralized our operations to streamline decision making and improve operating efficiency. We established a network design process to coordinate and optimize the way we use our resources. And, finally, we began to change the culture of our company, uniting our employees under a common vision and a common set of values. While perhaps the most difficult to quantify, we believe this culture change will result in the most positive and far-reaching impact of all.

Re-energizing Quality

One critical value stressed in our transformation has been a re-emphasis on quality processes. Quality has been a driving force at UP since 1987, but with the distractions of the mergers and the difficulties of the service crisis, we lost our quality discipline. During 1999 we set about regaining a focused approach to reducing failure costs and improving service to customers. The results have been heartening. Through the quality process and our transformation efforts, UP's coal team has dramatically improved service to coal customers during the year while delivering record coal volumes. In key Gulf Coast corridors, chemical customers have seen service improve rapidly since the service difficulties. In fact, we have been honored for our quality efforts by several major customers, including Air Products and Chemicals, Rail Van and the General Electric Transportation Association Council. UP has also been recertified as satisfying ISO 9002 standards.

1999 Capacity Improvement
Union Pacific Railroad

Network capacity is a critical element in improving customer service and operating efficiency. Capacity spending totaled $324 million in 1999. Major capital projects included double and triple track on the central corridor and key coal routes and completion of the Roseville yard. Yard capacity and track connections were built to support business growth in Southern California . Double track, sidings, and yard capacity were added in Texas to better serve Gulf coast chemical customers and accommodate Mexican rail traffic growth.

Map of the Western Continental United States with highlighted points: Roseville Yard, L.A. Basin, Tucumcari Line, Austin to Laredo, Gulf Coast, Coal Line

Cost of Quality
Union Pacific Railroad

Percent of Revenue

      95                   96             97             98             99
      --                   --             --             --             --
      13                   15             19             21             14

Delivering Value at Overnite

At Overnite Transportation, we have maintained that same focus on delivering value through quality service to customers. During 1999 the company rolled out its new Advantage Overnite program in Texas and the northeastern states. This expedited one- and two-day service has been well received by customers.

  The focus on quality service has continued even with the disruptions caused by the Teamsters union this past fall. Overnite's customers are being served as 94% of Overnite employees continue to come to work. Customer service has remained at consistently high levels, averaging 97% on time during the fourth quarter. However, Teamster activities have increased the company's costs due largely to increased security measures to ensure the safety of Overnite employees and to maintain customer service. As a result, while Overnite's net income declined 28% year-over-year to $29 million, it generated strong cash flow of $43 million to the Corporation.

  While we continue to believe that Overnite is not a long-term strategic fit for our company, we could not have been prouder of the entire Overnite team this past year as they have maintained their unrelenting commitment to quality and customer service.

Innovation at UP Technologies

We have also been working to enhance the value of our company through continued innovation at UP Technologies. In addition to marketing the company's computer operating systems to other railroads around the world, UP has several new products that use systems technology to improve customers' logistics processes. One example is a wireless communications technology developed by our AMCI unit for use in remote work locations. UP's systems developments

Operating Measures
Union Pacific Railroad

Recrew Rate
Percent

Year       Jan   Feb   Mar   Apr   May   Jun   Jul   Aug   Sep   Oct   Nov  Dec
-------------------------------------------------------------------------------
1999       13.1  11.0  10.1   9.2  10.0  10.1  10.2  11.3   9.1   8.3  7.0  6.6
-------------------------------------------------------------------------------
1998       15.9    20  22.4  20.4  18.6  20.3  19.8  16.8  15.7  15.8   17   16
-------------------------------------------------------------------------------

Average Terminal Dwell
Hours

Year     Jan   Feb   Mar   Apr   May   Jun   Jul   Aug   Sep   Oct   Nov   Dec
-------------------------------------------------------------------------------
1999     31.0  27.5  27.7  26.5  26.9  27.2  27.9  28.9  27.6  27.9  29.6  29.4
-------------------------------------------------------------------------------
1998     37.1  40.1    40  36.5  36.7  36.9  35.7  35.5  35.1  31.8  32.1  32.1
-------------------------------------------------------------------------------

1999 On-Time
Service Performance
Overnite Transportation
Percent

       1Q                 2Q                3Q                4Q
       --                 --                --                --
      96.4               94.8              95.8              96.9

are on the leading edge of the information technology revolution and should have applications for customers well beyond the railroad industry in the years ahead.

Union Pacific on the Internet

The recent explosion in systems technology has brought new opportunities to our core rail business as well. E-commerce and particularly business over the Internet are well-suited to the rail industry. We have a wide variety of service offerings and a large customer base, broadly dispersed throughout the country. New systems technologies can provide tremendous opportunities to bring customers and services together. In fact, e-commerce and the Internet are already helping to streamline and simplify these interactions. Today customers can obtain prices, provide shipping instructions and trace shipments over the Internet, and we are initiating new Web capabilities at a rapid pace. Looking ahead, we believe that e-commerce will be much more than a way to streamline existing applications. We see it as a means of changing the way we do business - developing customer-specific sites, new product offerings and new business relationships. The end result should be a vast improvement in the ease of doing business with our company, which should lead to greater customer satisfaction and new market opportunities.

Achieving the Vision

As we review the accomplishments of 1999, I am very pleased to be able to report such strong progress. But I want to assure our customers, our employees and our shareholders that we are not resting here. We have regained our momentum and enormous potential lies ahead. Our job is to translate that potential into tangible results. As we continue to strengthen our service to customers, we believe our improved route structure should help the Railroad

Monthly Document Hits
Union Pacific Railroad

Jan 1998......................................          239,000
Jan 1999......................................        1,090,866
Nov 1999......................................        1,814,000

Customer Satisfaction

                                  Mar-97            Aug-98            Dec-99
                                  ------            ------            -------
Dissatisfied...............           7                54                 2
Neutral....................           8                21                20
Satisfied..................          85                25                78

grow its top line at a faster rate than the economy. Merger efficiencies and reduced failure costs should increase productivity and help drive our operating ratio into the mid-to-low 70s over time. At the end of the day, our goal is to generate strong cash flow, increase earnings and enhance the value of our company by improving the return on our total capital investment. This effort will take discipline and hard work, but we believe the potential is there and we are going after it.

  Union Pacific has been a part of the American landscape since the 1800s. In its early days, it was a catalyst for economic growth and expansion as it helped unite the country. Today, as we enter the 21st century, the franchise is stronger and better positioned to serve our customers than ever before. Our people are pulling together with renewed energy. With our merger benefits and our expanding technology capabilities, we have the potential to take our company to new levels of service and profitability. We are committed to achieving that vision and delivering that value for our customers, our employees and our shareholders.

Dick Davidson
Chairman and Chief Executive Officer
February 24, 2000


1999 Coal Train Cycle Performance
Union Pacific Railroad

Percent

Jan        Feb   Mar   Apr   May   Jun   Jul   Aug   Sep   Oct   Nov   Dec
---       ----   ---   ---   ---   ---   ---   ---   ---   ---   ---   ---
79.8      87.4  84.2  86.7  82.4  75.3  85.1  85.6  90.3  89.9  94.9  96.5


1999 Carload Growth
Union Pacific Railroad

Percent of Growth by Commodity


Automotive.......................             10.3
Agricultural.....................              8.5
Intermodal.......................              8.2
Energy...........................              5.9
Industrial.......................              5.8
Chemicals........................              3.4
Total............................              7.0

Strengthening the Franchise

Cutting edge technology at the ultra-modern J.R. Davis Yard in Roseville, California, expedites service for customers on the West Coast and beyond. Completed on time and on budget, the $145 million, computer-driven facility is a cornerstone for delivering premium services promised by the UP/SP merger. By allowing UP to close several less efficient yards and reduce switching, the Roseville yard is improving service in the I-5 and Central Corridors and reducing costs. Customers shipping perishables, forest products and other products now moving by truck will benefit from the introduction of premium rail service made possible by Roseville.

  UP followed its launching of the rebuilt Roseville yard in May by completing a four-year project to triple-track 108 miles of the Central Corridor in Nebraska. By removing a bottleneck at the heart of its system, fluid capacity doubled to 160 trains per day, while train speed increased 65% compared to one year earlier. Acquisition and rehabilitation of the North East Kansas & Missouri
(NEKM) line and the extension of double track between Gibbon and Kansas City smoothed the flow of Powder River Basin coal.

  Critical and precisely targeted capacity projects in Texas and Louisiana delivered significant benefits. These helped deliveries of coal, movements of chemicals and flows of automotive and grain traffic to and from Mexico.

  Time-sensitive shipments benefit from capacity being added on the Tucumcari line between El Paso and Kansas City. This former SP line not only offers a more direct route between Southern California and Chicago, but also helps to improve service over the Central Corridor. By shifting more intermodal and automotive trains to the Tucumcari line, UP can concentrate expedited, lighter-weight trains on the Southern Corridor and bulk and manifest trains on the Central Corridor - effectively increasing the capacity of both.

  In 1999 UP built strength by increasing capacity and improving service. In turn, these upgrades improved UP's financial performance by reducing operating costs and growing revenue. Going forward, more reliable service should attract increased and more profitable traffic.

Transforming the Company

By driving decision making to those closest to the work, UP delivered record coal volumes in 1999. UP achieved shorter cycle times, greater productivity and improved service to coal customers with the help of UP's most critical resource -- its employees.

  Deliveries of low-sulfur Powder River Basin coal to utility customers increased 16 million tons in 1999 as UP's coal team developed new approaches to managing coal operations. Ideas were gathered throughout the coal delivery process - from utility customers to dispatchers to field personnel. The team used this data to zero in on the key problems to be solved. Roles were then shifted between headquarters and field locations, and between marketing and operations, to make sure those responsible for a task had the authority and the resources to do the job. UP reached an unprecedented agreement with its rail competitor to coordinate the flow of trains in and out of the Basin based on customer requirements. By the end of the year, the reduced transit times allowed UP to meet customers' needs using significantly fewer cars.

  This is just one example of the concrete results coming out of UP's transformation process. Determined to learn from its past service difficulties, UP is changing its organization and its culture. Operations have been decentralized into three regions so day-to-day decision making is more flexible and responsive to customer needs. A new Network Design group ensures that resources are managed to optimize returns while meeting customer requirements. And an all-out effort is under way to re-energize the culture with a new sense of commitment to safety and quality.

  Ultimately, the success of transformation at the Railroad rests with its people. President Ike Evans regularly meets with employees around the system to carry the transformation message. He listens to concerns, answers questions and asks for ideas and support. Just as with customers, transformation is beginning to show tangible results for employees. As an example, innovative new labor agreements are being implemented to give train service employees more predictable work schedules while improving crew availability. It is all part of the company's effort to link strategies and values so that UP can achieve its vision.

Re-energizing Quality

Performance excellence requires the involvement of everyone at Union Pacific. The quality cycle of "Plan-Do-Check-Adjust" depends on tools that deliver timely and accurate data and the rigorous evaluation of performance to identify improvements. UP's service to automotive customers includes both the technology and the processes to deliver quality service.

  UP's Automotive Delivery and Information Management System (ADIMS) enables customers, contractors and haul-away carriers to use the Web to trace the exact location of each automobile by Vehicle Identification Number. This tool is valuable both to customers managing inventory and to UP in improving utilization of its facilities and equipment. This operating system was the foundation of VINVision, a global vehicle visibility product.

  UP strives to continuously improve its service and operations. For automotive customers, that includes on-site workshops at automotive facilities. UP personnel meet with contractors, haul-away carriers and the customer to intensively review the operation and identify ways to improve it. Monthly follow-up calls monitor whether the action plan is being followed and measure improvement. One facility reduced damage claims by one-third; others improved throughput without capital spending to add capacity.

  Achieving performance excellence throughout the company requires innovative programs like IdeaWorks. This program rewards employees for developing ideas to increase customer satisfaction, reduce costs or improve safety. During 1999 another 16,000 UP employees were trained in IdeaWorks, and 570 ideas were registered, saving more than $19 million.

Quality principles and the pursuit of performance excellence continue to guide Union Pacific operations and its employees. The goal is the same today as it has always been: meeting customer requirements at a competitive cost. The renewed focus on quality in 1999 resulted in the customer satisfaction index increasing 28 points and failure costs falling more than $500 million.

Innovation

Innovative products and access to telecommunications infrastructure position Union Pacific to meet the rapidly expanding demand for technology to solve logistical challenges for both railroads and customers beyond the railroad industry. 1999 marked a milestone in the development and commercialization of technology at Union Pacific.

  AMCI, a technology subsidiary, combines software applications with advanced technology such as the Global Positioning System (GPS) and satellite communications. Its products enable AMCI customers to manage and trade data with mobile resources. For example, users can dispatch repair personnel more efficiently, track equipment and monitor its condition, and improve responses to emergencies by instantly redirecting people and equipment. The ability for both transportation and non-transportation firms to increase productivity while improving customer service by using wireless data technology offers AMCI great market opportunities.

  UP Technologies combined railroad operations expertise with leading-edge technology to develop the new TerminalMaster yard management system. TerminalMaster's map-based visuals, sophisticated planning tools and graphic data representation enable railroads to cut costs and improve service by reducing car dwell time in terminals. Installation will begin in 2000 at yards on two major carriers in the U.S. and Europe.

  In 1999 PS Technology, Inc. (PST) rolled out a new version of its crew management and tracking system. Two New York City commuter railroads will install the product in 2000. PST's Logistics Order and Tracking System continues to grow with the intermodal market through both installations and application hosting services. PST installed its new Container Depot Management and Maintenance System for a major firm that manages container yards. PST is preparing an Internet-based application for use by independent container yard operations by 2001.

  Shipment Management Solutions (SMS) provides shippers with real-time visibility of products in transit over many North American rail carriers. Vendor Managed Inventory, introduced in 1999, helps shippers manage inventory and plan replenishment more effectively and with less effort.

  UP's innovations in software and technology applications, combined with access to its own telecommunications infrastructure, make it a technological leader with proven solutions and demonstrated commercial demand.

Advantage Overnite

Overnite delivered value in 1999 by expanding premium service offerings in both its regional less-than-truckload (LTL) markets and Special Services Division. Success in developing these markets improved Overnite's product mix, resulting in better yield.

The introduction of Advantage Overnite, an expedited service program to make Overnite the preeminent regional LTL carrier with long-haul capabilities, succeeded in increasing the number of one- and two-day lanes. The program was initiated in the Northeast and then expanded into Texas and the Southwest. More than 3,900 such lanes have been added in the Northeast and Texas, with full-state coverage now in 27 states. The geographic expansion of Advantage Overnite will continue in 2000.

  Overnite was also successful in growing revenue in its Special Services Division, which provides drayage and truckload services for dedicated customers. The Special Services Division was created in 1992 to expand Overnite's reach into the growing truckload sector.

  Overnite posted operating income of $20 million for the year compared to $54 million in 1998 (excluding goodwill amortization and impairment). Teamster-led work action negatively impacted Overnite's financial results during the last part of the year.

  The Teamsters are certified and recognized to represent fewer than one in seven of Overnite's employees and only 22 of Overnite's 166 service centers. At the beginning of July, they picketed 11 Overnite locations over the course of a few days. More recently the Teamsters called for a nationwide job action against Overnite that began in the last week of October and has continued into the beginning of 2000. More than 94% of Overnite's employees choose to ignore picket lines and continue to work. Failing to garner support for the job action, the Teamsters were forced to engage Teamsters from other companies and hire temporary workers to man picket lines.

  Overcoming distractions and steadfast in their commitment to customers, Overnite employees continued to provide high quality service to customers. Their dedication resulted in an unprecedented on-time performance level of 97% for the fourth quarter.

UNION PACIFIC CORPORATION

MAP OF UNITED STATES

MAP DESCRIPTION
---------------

Two-page light beige map of the Continental United States on a white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

A.   Union Pacific Corporation

1.   Headquarters in Omaha, Nebraska.

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

D.   Union Pacific Technologies

1.   Headquarters in St. Louis, Missouri.

2. Development sites in Denver, Colorado; Omaha, Nebraska; St. Louis, Missouri; Houston, Texas

MAP DESCRIPTION
---------------

Two-page light beige map of the Continental United States on a white background.

The locations of significant assets and operations are indicated on the map by operating company as follows:

E.   Union Pacific Corporation

1.   Headquarters in Omaha, Nebraska.

F.   Union Pacific Railroad

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

G.   Overnite Transportation

1.   Headquarters in Richmond, Virginia

2. Key Terminals spread throughout the eastern half of the Continental United States, and in the Western States of Arkansas, Arizona, California, Colorado, Illinois, Iowa, Kansas, Louisiana, Minnesota, Missouri, Nebraska, Nevada, Oklahoma, Oregon, Tennessee, Texas, Utah, Washington, and Wisconsin.

H.   Union Pacific Technologies

1.   Headquarters in St. Louis, Missouri.

2. Development sites in Denver, Colorado; Omaha, Nebraska; St. Louis, Missouri; Houston, Texas

FINANCIAL REVIEW

This review should be read in combination with the consolidated financial statements, notes to the consolidated financial statements and supplementary information.

Union Pacific Corporation (UPC or the Corporation) consists of one reportable segment, rail transportation, and UPC's other product lines (Other Operations). The rail segment includes the operations of Union Pacific Railroad Company
(UPRR), its subsidiaries and rail affiliates (collectively, the Railroad). Other Operations include the trucking product line (Overnite Transportation Company or Overnite), as well as the "other" product lines that include technology and self-insurance activities, corporate holding company operations, which largely support the Railroad, and all appropriate consolidating entries (see Note 1 to the Consolidated Financial Statements).

Corporate Structure

In 1999, the Corporation continued implementing its strategy of refocusing on its core rail transportation business. The implementation of this strategy began with the 1994 sale of the Corporation's waste management business. Since then, the Corporation disposed of its oil and gas operations, sold its logistics business and attempted to sell its trucking operations. At the same time, the Corporation invested heavily in rail assets. The Corporation's rail investments included the 1995 purchase of the Chicago and North Western Transportation Company, the 1996 acquisition of Southern Pacific Rail Corporation (Southern Pacific), and the 1997 and 1999 investments in the Pacific-North and Chihuahua Pacific lines in Mexico.

 Key strategic transactions in 1999, 1998 and 1997 were as follows:

Mexican Railway Concession - In 1999, the Railroad increased its investment in the Pacific-North and Chihuahua Pacific lines in Mexico. During 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The consortium assumed operational control of both lines in 1998. In March 1999, the Railroad purchased an additional 13% ownership interest for $87 million from one of its partners. The Railroad now holds a 26% ownership share in the consortium and accounts for the investment under the equity method.

Overnite Divestiture - In May 1998, the Corporation's Board of Directors approved a formal plan to divest of UPC's investment in Overnite through an initial public offering. However, market conditions deteriorated to the point that UPC decided not to consummate the offering.

Skyway - In November 1998, the Corporation completed the sale of Skyway Freight Systems, Inc. (Skyway), a wholly owned subsidiary. Skyway provided contract logistics and supply chain management services. The proceeds were used to repay outstanding debt. The sale of Skyway generated a net after-tax loss of $50 million, of which $40 million was recognized in 1997 (see Notes 3 and 13 to the Consolidated Financial Statements).

Southern Pacific - During 1999, UPC continued its integration of Southern Pacific's rail operations. This process is expected to be completed over the next 24 months (see Note 2 to the Consolidated Financial Statements). UPC consummated the acquisition of Southern Pacific in September 1996 for $4.1 billion. Sixty percent of the outstanding Southern Pacific common shares were converted into UPC common stock and the remaining 40% of the outstanding shares were acquired for cash. UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings. The acquisition of Southern Pacific has been accounted for using the purchase method.

Assets
Union Pacific Corporation

$ Millions

        95         96                 97            98           99
       ---         --                 --            --           --
      19,500      27,990            28,860        29,374       29,888

1999 Compared to 1998
Results of Operations

Consolidated

Net Income - The Corporation reported net income of $810 million ($3.28 per basic share and $3.22 per diluted share) in 1999 compared to a net loss of $633 million ($2.57 per basic and diluted share) in 1998. Improved operations and service levels at the Railroad, which resulted in higher revenues and lower expenses, drove the increase in net income over 1998. Net income for 1999 included a one-time, after-tax gain of $27 million ($0.11 per basic share and $0.10 per diluted share) from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary (see Note 3 to the Consolidated Financial Statements). Net loss for 1998 included a one-time revaluation of Overnite's goodwill of $547 million pre- and after-tax ($2.22 per basic and diluted share) (see Note 1 to the Consolidated Financial Statements).

Operating Revenues - Operating revenues increased $720 million (7%) to $11.3 billion in 1999, reflecting higher volumes in all the Railroad's commodity lines and increased revenues at Overnite, partially offset by the impact of selling Skyway in November of 1998. Skyway generated $152 million in revenue during 1998.

Operating Expenses - Excluding the $547 million goodwill revaluation in 1998, operating expenses decreased $708 million (7%) to $9.5 billion in 1999, reflecting improved operations and service levels at the Railroad and continuing benefits from the integration of Southern Pacific operations, partially offset by increased expenses at Overnite. Salaries, wages and employee benefits decreased $63 million (1%) in 1999 due to improved productivity and lower corporate expenses, partially offset by higher rail volume and inflation. Equipment and other rents expense decreased $90 million (6%) from 1998 primarily as a result of improved rail cycle times, partially offset by higher rail volumes. Depreciation expense increased $13 million (1%) in 1999 as a result of increased capital spending for the Railroad's extensive capital programs, partially offset by lower overall depreciation rates for equipment and track assets. Fuel and utilities costs were $11 million (1%) lower than 1998 as lower fuel prices, favorable fuel hedging (see Note 4 to the Consolidated Financial Statements), and improved fuel efficiency more than offset volume-driven increases in fuel consumption. Materials and supplies increased $25 million (4%) in 1999, due to higher rail volume and increased fleet maintenance. Casualty costs decreased $97 million (20%) in 1999, due to lower than expected settlement costs at the Railroad. The $485 million (33%) decrease in other costs in 1999 reflected the impact in 1998 of customer claims expense, the impact of the 1998 sale of Skyway and lower state and local taxes (primarily sales and property taxes) in 1999.

Operating Income - Operating income increased $2.0 billion to $1.8 billion in 1999, reflecting improved operations and service levels at the Railroad, which resulted in decreased rail operating expenses and increased rail revenues. Operating income for 1998 included a one-time revaluation of Overnite's goodwill of $547 million (see Note 1 to the Consolidated Financial Statements).

Non-Operating Items - Other income decreased $58 million (31%), due to the impact in 1998 of a telecommunications contract buyout, sale of a company aircraft, sale of the Southern Pacific headquarters building and an insurance recovery for 1997 flood damage received in 1998. Interest expense increased $19 million (3%) as a result of increased average debt levels year-over-year caused by increased borrowings in 1998. Income taxes for 1999 increased $482 million as a result of higher income before income taxes, partially offset by settlements related to prior tax years.

Key Measures - Net income as a percentage of operating revenues improved to 7.2% from (0.8%) in 1998 (excluding the one-time revaluation of goodwill at Overnite in 1998). Return on average common stockholders' equity was 10.5% in 1999, up from (1.1%) in 1998 (excluding the one-time revaluation of goodwill at Overnite in 1998), reflecting improved service levels and operations at the Railroad. The Corporation's operating ratio was 84.0% in 1999 compared to 96.4% in 1998 (excluding the one-time revaluation of goodwill at Overnite in 1998).

Rail

Net Income - During 1999, the Railroad continued the earnings improvements that began in the third quarter of 1998. The Railroad continued to benefit from the service recovery process implemented in 1997 and 1998 described on page 24. Rail operations reported net income of $854 million compared to net income of $27 million in 1998. The increase resulted from improved operations and service levels, increased revenues in all commodity lines and lower operating costs.

  Operating Revenues - Rail operating revenues increased $808 million (9%) to $10.2 billion. Revenue carloads increased 7% over 1998 with gains in each commodity group. The increase in revenue carloads resulted from improved service, market share recovery and a strong economy.

1999 Commodity Revenue Mix
Union Pacific Railroad

TOTAL REVENUE: $9.9 BILLION

Pie Chart

Agricultural..........................        14%
Automotive............................        11%
Intermodal............................        18%
Chemicals.............................        16%
Energy................................        22%
Industrial............................        19%

Commodity Revenue
Union Pacific Railroad

$ MILLIONS

Chart


        95          96        97           98        99
        --          --        ---         ---        ---
      6,105       7,419      9,712        9,072     9,851

  The following tables summarize the year-over-year change in rail commodity revenue, carloads and average revenue per car by commodity type:

----------------------------------------------------------
Commodity Revenue
In Millions of Dollars           1999    1998   Change
----------------------------------------------------------
Agricultural                     $1,419  $1,303       9%
Automotive                        1,048     937      12%
Chemicals                         1,595   1,535       4%
Energy                            2,168   1,996       9%
Industrial Products               1,896   1,785       6%
Intermodal                        1,725   1,516      14%
----------------------------------------------------------
Total                            $9,851  $9,072       9%
----------------------------------------------------------

----------------------------------------------------------
Revenue Carloads In Thousands      1999    1998  Change
----------------------------------------------------------
Agricultural                        911     840       8%
Automotive                          707     641      10%
Chemicals                           930     899       3%
Energy                            1,872   1,767       6%
Industrial Products               1,398   1,320       6%
Intermodal                        2,738   2,531       8%
----------------------------------------------------------
Total                             8,556   7,998       7%
----------------------------------------------------------

----------------------------------------------------------
Average Revenue Per Car            1999    1998   Change
----------------------------------------------------------
Agricultural                     $1,558  $1,552       -
Automotive                        1,481   1,461       1%
Chemicals                         1,715   1,708       -
Energy                            1,158   1,130       2%
Industrial Products               1,357   1,352       -
Intermodal                          630     599       5%
----------------------------------------------------------
Total                            $1,151  $1,134       2%
----------------------------------------------------------

Agricultural - Revenue increased 9%, reflecting an 8% improvement in carloads. Carloads increased primarily due to stronger exports and improved service levels, which resulted in increased shipments of wheat, corn, meals and oils, fresh products and beverages. Carloads also increased due to pre-harvest shipments of stored crops to clear storage. Average revenue per car was flat, as longer hauls in meals and oils and a price increase on wheat shipments were offset by a shift in corn movements to shorter-haul Gulf Coast moves versus longer-haul Pacific Northwest moves.

Automotive - Revenue increased 12%, as a result of a 10% increase in carloads and a 1% rise in average revenue per car. The year-over-year increase was driven by improved market coverage and price increases in a year of record vehicle production. Improvements in service and the negative impact in 1998 of a strike against a major auto manufacturer also contributed to the increase in revenue. These gains were partially offset by the negative impact on rail traffic, due to the implementation of the joint acquisition of Conrail by two other major railroads. Average revenue per car increased 1% due to a change in mix and pricing actions.

Chemicals - A 3% increase in chemical carloads drove a 4% increase in revenue. Shipments increased due to improved service levels and increased demand for plastics, liquid and dry chemicals and phosphorous. These gains were partially offset by lower sulfur moves resulting from decreased production in response to weak demand, and a decline in fertilizer moves resulting from depressed demand for U.S. farm commodities. Average revenue per car was level, reflecting traffic improvements in longer-haul plastics offset by shorter-haul petroleum and export sulfur moves.

Energy - Revenue was up 9%, as a result of a 6% improvement in carloads and a 2% rise in average revenue per car. The volume increase was due to increases in the number of Powder River Basin trains per day, tons per car and average train length. Colorado and Utah volumes also increased, due to improved service. Average revenue per car increased resulting from longer-haul Powder River Basin traffic and an increase in tons per car.

Industrial Products - Revenue increased 6%, due to stronger demand and improved service. Carloads were up 6% because of increases in lumber, stone and cement moves, caused by strong construction demand; shipments of recyclables grew through new business. Gains were partially offset by decreased steel and ferrous scrap carloads due to higher imports of lower-priced foreign steel and lost volumes from a major steel producer who filed for bankruptcy. Gains were also partially offset by the negative impact on rail traffic, due to the implementation of the joint acquisition of Conrail by two other major railroads.

Intermodal - Revenue increased 14%, driven by an 8% increase in carloads and a 5% increase in average revenue per car. Carloads improved due to strong demand from growth in imports from Asia, service improvements and a new premium service offering. Average revenue per car increased, due to longer-haul shipments and demand-driven price increases.

Operating Ratio
Union Pacific Railroad

PERCENT

Chart

        95                 96              97             98           99
       ---               ----            ----           ----         ----
       78.1              79.1            87.4           95.4         82.1

Operating Expenses - Operating expenses decreased $581 million (7%) to $8.4 billion in 1999. The lower expenses reflected improved operating efficiency and service levels and benefits resulting from the continuing integration of Southern Pacific operations.

Salaries, Wages and Employee Benefits - Labor costs decreased $29 million (1%), due to productivity gains that resulted in reduced crew costs and lower recrew rates, partially offset by increases resulting from volume and inflation and one-time costs recorded in 1999 related to the Southern Pacific merger (see Note 2 to the Consolidated Financial Statements).

Equipment and Other Rents - Expenses decreased $90 million (7%), due primarily to improvements in cycle time as well as lower prices, partially offset by higher volume.

Depreciation - Expenses increased $31 million (3%), reflecting increased capital spending in recent years, partially offset by lower depreciation rates for equipment and track assets. Capital spending totaled $1.8 billion in 1999 compared to $2.0 billion in 1998.

Fuel and Utilities - Expenses were down $9 million (1%). The decrease was driven by lower fuel prices and improved consumption rates, partially offset by higher volume. The Railroad hedged 68% of its fuel consumption for 1999 at an average of 41 cents per gallon (excluding taxes, transportation charges and regional pricing spreads), which decreased fuel costs by $53 million. At December 31, 1999, expected fuel consumption for 2000 was 10% hedged at an average of 40 cents per gallon (excluding taxes, transportation charges and regional pricing spreads). At December 31, 1998, 64% of 1999 expected fuel consumption was hedged (see Note 4 to the Consolidated Financial Statements).

Materials and Supplies - Costs increased $25 million (5%), reflecting higher volumes and increased fleet maintenance.

Casualty Costs - Costs declined $89 million (21%), primarily due to the effect of lower than expected settlement costs. The decline also reflected an insurance refund received in 1999 and decreased costs for repairs on cars from other railroads.

Other Costs - Costs decreased $420 million (33%), reflecting lower state and local taxes (primarily sales and property taxes), and the impact in 1998 of customer claims expense.

Operating Income - Operating income increased $1.4 billion to $1.8 billion in 1999. Both 1999 and 1998 operating income included the impact of one-time costs related to the Southern Pacific merger for severance, relocation and training of employees. The operating ratio in 1999 was 82.1%, 13.3 percentage points better than 1998's 95.4% operating ratio.

Non-Operating Items - Other income decreased $71 million (38%) in 1999, due to the impact in 1998 of a telecommunications contract buyout, sale of a company aircraft, sale of the Southern Pacific headquarters building and an insurance recovery for 1997 flood damage received in 1998. Interest expense increased $15 million (2%) in 1999, as a result of higher average debt levels year-over-year caused by increased borrowings during 1998. Income taxes increased $476 million in 1999, reflecting higher income before income taxes, partially offset by settlements related to prior tax years.

Other Operations

Trucking Product Line

Net Income - Trucking net income was $29 million in 1999 compared to a $522 million net loss in 1998. Overnite's 1998 loss included $15 million of goodwill amortization and a $547 million charge for a revaluation of goodwill related to the acquisition of Overnite by UPC in 1986 (see Note 1 to the Consolidated Financial Statements). Overnite's 1999 net income was adversely impacted by a 7% reduction in volume in the fourth quarter and expenses related to Overnite's contingency plan in response to activity by the International Brotherhood of Teamsters (Teamsters). See "Other Matters - Labor Matters - Trucking" on page 30.

Operating Revenues - Trucking revenues increased $28 million (3%) to $1.1 billion in 1999. The revenue increase resulted from yield initiatives as well as a new product offering in the northeast United States and Texas.

Revenue Per Hundredweight
Overnite Transportation

$ MILLIONS

Chart

        95           96           97           98            99
        --           --           --           --            --
       9.55         9.97        11.24         11.98         12.26


Operating Expenses - Trucking operating expenses increased $62 million (6%) to $1.0 billion in 1999 (excluding the goodwill revaluation and $15 million goodwill amortization in 1998), approximately $27 million of which relates to expenses incurred implementing the work stoppage contingency plan. Salaries, wages and employee benefit costs increased $35 million (6%) to $651 million, reflecting wage and benefit enhancements. Fuel and utilities costs increased $3 million (7%) to $49 million in 1999, due to higher consumption and increased fuel price per gallon (54 cents in 1999 compared to 53 cents in 1998), partially offset by favorable hedge activity. Overnite hedged 40% of 1999 fuel consumption at an average price of 45 cents per gallon, which decreased fuel costs by $1 million. At December 31, 1999, 10% of Overnite's estimated 2000 fuel consumption was hedged at an average of 39 cents per gallon (excluding taxes, transportation charges and regional pricing spreads). At December 31, 1998, 41% of Overnite's expected 1999 fuel consumption was hedged (see Note 4 to the Consolidated Financial Statements). Equipment and other rents increased $12 million (14%) over 1998 due to contingency plan activity and initial expenses in connection with new business gained as a result of closure of a regional competitor.

Operating Income - Trucking operations generated operating income of $20 million in 1999. In 1998 Overnite reported an operating loss of $508 million (including the goodwill revaluation). The operating ratio for trucking operations increased to 98.1% in 1999 from 96.2% in 1998 (excluding the goodwill revaluation).

Other Product Lines

The other product lines include technology and self-insurance activities, as well as corporate holding company operations and all necessary consolidating entries (see Note 1 to the Consolidated Financial Statements). In

1999 operating revenue declined $116 million (77%) over 1998, due primarily to the sale of Skyway in November 1998. Operating expenses decreased $174 million (70%), reflecting the absence of 1999 costs associated with Skyway and the consolidation of portions of the corporate staff with the Railroad's staff in Omaha, Nebraska. Operating losses declined $58 million (60%), and losses from continuing operations declined $38 million (28%), due to the corporate consolidation and improved operations at the Corporation's technology product line.

1998 Compared to 1997
Results of Operations

Service Issues

The Corporation's results in 1998 were adversely affected by the congestion on the Railroad's system that began in the third quarter of 1997. However, the Railroad's service recovery efforts resulted in significant improvements in operating and financial results beginning in the latter half of 1998. Congestion issues and the Railroad's service recovery efforts are discussed below.

Consolidated

Net Income - In 1998, the Corporation reported a net loss of $633 million (a loss of $2.57 per basic and diluted share), reflecting a one-time revaluation of Overnite's goodwill of $547 million pre- and after-tax (see Note 1 to the Consolidated Financial Statements) and the effects of system congestion at the Railroad. Excluding the effect of the one-time revaluation of goodwill at Overnite, the Corporation would have returned to profitability in the second half of 1998, as the Railroad began to see the benefits of its service recovery process. Despite service improvements in the second half of 1998, service problems and congestion significantly affected year-over-year results. The Corporation recorded earnings of $432 million ($1.76 per basic share and $1.74 per diluted share) in 1997.

Operating Revenues - Operating revenue declined $526 million (5%) to $10.6 billion in 1998, reflecting lower volumes at the Railroad, the result of system congestion, partially offset by higher revenues at Overnite.

Operating Expenses - Excluding the $547 million goodwill revaluation, operating expenses increased to $10.2 billion for 1998, $242 million (2%) higher than 1997 operating costs of $9.9 billion. Salaries, wages and employee benefit costs were $182 million (4%) higher than 1997. Higher train crew levels and other congestion-related labor cost overruns at the Railroad, inflation, and higher volumes at Overnite all contributed to higher labor costs. These higher costs were partially offset by lower rail volumes and the elimination of duplicative positions as part of the Southern Pacific merger implementation. Rent expense was up $22 million (2%) versus 1997, caused by slower average train speeds at the Railroad (car cycle times ran 2 days above 1997 levels at 16 versus 14 days), locomotives leased for service recovery and higher volumes at Overnite. Depreciation expense grew $27 million (3%) to $1.1 billion, driven by the Railroad's extensive capital programs in 1997 and 1998. Fuel and utilities expenses were down $199 million (19%) from 1997. A year-over-year reduction of 4% in gross-ton miles at the Railroad generated volume-related fuel savings, while fuel prices fell 13% and 16% at the Railroad and Overnite, respectively. Materials and supplies costs were up $5 million (1%) to $565 million from 1997, reflecting price inflation, increased maintenance of locomotives and freight cars, partially offset by merger consolidation benefits and lower material transportation costs. Lower volumes due to slower train speeds partially offset these higher materials and supplies costs. Casualty costs declined $3 million to $475 million, as lower personal injury costs were offset by increased insurance and damaged freight costs. Other costs increased $208 million (17%) from 1997, largely reflecting the impact of customer claims expense (see Note 12 to the Consolidated Financial Statements).

Operating Income - Operating income declined $1.3 billion to a loss of $171 million in 1998, reflecting operating declines at the Railroad of $820 million and the goodwill revaluation of $547 million at Overnite. The decline in operating income reflected the impact of congestion at the Railroad and was partially offset by operating improvements at Overnite.

Non-Operating Items - Other income improved $52 million to $189 million, reflecting higher year-over-year asset sales. Interest costs increased $109 million over 1997 to $714 million, reflecting higher borrowings to fund capital investments that could not be funded from operating cash flow at the Railroad due to the effects of system congestion. State and federal income taxes were favorable by $307 million compared to $244 million in 1997, the result of lower pre-tax income.

Key Measures - Net income (excluding the one-time revaluation of goodwill at Overnite) as a percentage of operating revenue declined to (0.8)% from 3.9% in 1997. Return on average common stockholders' equity (excluding the one-time revaluation of goodwill at Overnite) dropped to (1.1)% in 1998 from 5.3% in 1997, reflecting the impact of congestion at the Railroad. In addition, the Corporation's operating ratio, excluding the one-time revaluation of goodwill, was 96.4% in 1998 compared to 89.7% in 1997.

Rail

Service Recovery - Congestion in and around Houston and the coastal areas of Texas and Louisiana (the Gulf Coast region) began in the third quarter of 1997. System congestion started in the Gulf Coast region and spread throughout the system during the third and fourth quarters of 1997, and continued to adversely affect the Railroad's operations and financial results in 1998. In response to its operational difficulties, the Railroad adopted certain measures beginning in 1997 designed to alleviate the congestion problems and improve the efficiency and flexibility of rail operations. To ease system congestion, the Railroad focused on reducing the number of cars on the system and restoring system velocity by hiring additional train and engine employees, accelerating and expanding locomotive purchases and leases, improving management of train crews, and using outside carriers for haulage and train switching in congested areas. In 1998, these efforts were supplemented by the institution of directional running in parts of the Gulf Coast region, establishment of a joint dispatching center in Texas, and extensive track maintenance and capacity expansion efforts in UPRR's Central Corridor and southern tier. While in some cases the Railroad's actions temporarily slowed service, they resulted in improved system velocity. Also in 1998, UPRR instituted several key initiatives including a new long-term strategy to improve the effectiveness of the organization. This effort focused on culture change, business process improvement and decentralization, each of which was designed to improve customer satisfaction, increase employee involvement and improve operational efficiency and financial results. The combination of all of the steps described above (the service recovery process) allowed the Railroad to alleviate congestion and improve operations throughout its system. However, despite these improvements, the Railroad's operations and financial results were significantly impacted by congestion in 1998.

Weather and Other Congestion Issues - During 1998, service in the Railroad's Central Corridor between Chicago and Utah was slowed by track maintenance and capacity expansion work. The Railroad also experienced congestion on its lines in northern California, in the Los Angeles Basin and on the Sunset Route west of El Paso, Texas. This was caused in part by two derailments that occurred in July 1998, tight crew supply and limited track capacity in that region, and the learning curve associated with the integration of the computer system of Southern Pacific in the region with the Railroad's computer system, which commenced in July 1998. The Railroad alleviated this congestion by various measures, including temporarily rerouting trains from this region to other portions of its system. Late in the third quarter and early in the fourth quarter of 1998, the Railroad's operations were also adversely affected by severe weather in the southern portion of its system, including Hurricane Georges, which disrupted operations in New Orleans and other parts of Louisiana at the end of September, heavy rains that moved from northern Texas through Oklahoma and into the Kansas City area in early October, heavy rains that resulted in severe flooding in central and southern Texas later in October, and heavy rains and flooding across parts of Oklahoma and Kansas in early November. The Railroad was able to respond quickly to these problems by rerouting traffic, repairing damages caused by washouts and restoring service without severe or lengthy disruptions to the Railroad's operations, which reflected the success of the Railroad's service recovery process in addressing service and congestion problems. Despite these external difficulties, the Railroad was able to recoup the financial loss generated in the first half of 1998 and reported net income for the full year of 1998.

Net Income - The Railroad returned to profitability in the third quarter of 1998, by posting net income of $67 million after three consecutive quarterly losses, and continued its earnings improvement in the fourth quarter of 1998, posting net income of $114 million, as the Railroad began to see the benefits of implementing its service recovery process. Despite service improvements in the second half of 1998, year-over-year results were significantly affected by the congestion problems discussed above. As a result, the Railroad reported net income of $27 million in 1998 compared to $620 million in 1997.

1998 Commodity Revenue Mix
Union Pacific Railroad

TOTAL REVENUE: $9.1 BILLION

Pie Chart

Agricultural..........................        14%
Automotive............................        10%
Intermodal............................        17%
Chemicals.............................        17%
Energy................................        22%
Industrial............................        20%

Operating Revenues - 1998 rail operating revenues were down $613 million over 1997 (6%) to $9.4 billion. Revenue carloads for 1998 of 8.0 million were down 5% from 1997 loads of 8.5 million. These declines resulted from system congestion, which significantly lowered overall train velocity and efficiency, weakening demand for whole grain exports (due to strong worldwide crop yields), and a soft export market caused by the Asian economic crisis. Average revenue per car was down 1% for 1998 at $1,134 per car from $1,149 in 1997, driven by a shift in corn shipments from long-haul Pacific Northwest moves to shorter-haul Gulf Coast traffic and large volumes of empty repositioning moves for intermodal traffic, partially offset by longer-haul coal traffic.

  The following tables summarize the year-over-year change in rail commodity revenue, carloads and average revenue per car by commodity type:

-------------------------------------------------
Commodity Revenue
In Millions of Dollars     1998    1997    Change
-------------------------------------------------
Agricultural               $1,303  $1,438     (9)%
Automotive                    937     950     (1)%
Chemicals                   1,535   1,715    (10)%
Energy                      1,996   1,914      4 %
Industrial Products         1,785   1,954     (9)%
Intermodal                  1,516   1,741    (13)%
-------------------------------------------------
Total                      $9,072  $9,712     (7)%
-------------------------------------------------

-------------------------------------------------
Revenue Carloads
In Thousands                 1998    1997  Change
-------------------------------------------------
Agricultural                  840     907     (7)%
Automotive                    641     638       -
Chemicals                     899     972     (8)%
Energy                      1,767   1,736      2 %
Industrial Products         1,320   1,430     (8)%
Intermodal                  2,531   2,770     (9)%
-------------------------------------------------
Total                       7,998   8,453     (5)%
-------------------------------------------------

-------------------------------------------------
Average Revenue Per Car      1998    1997  Change
-------------------------------------------------
Agricultural               $1,552  $1,585     (2)%
Automotive                  1,461   1,490     (2)%
Chemicals                   1,708   1,764     (3)%
Energy                      1,130   1,102      3 %
Industrial Products         1,352   1,366     (1)%
Intermodal                    599     629     (5)%
-------------------------------------------------
Total                      $1,134  $1,149     (1)%
-------------------------------------------------

Agricultural - Revenue fell 9% for 1998, as loads finished down 7% and average revenue per car decreased 2%. Low export demand due to strong worldwide crop yields, the Asian economic crisis and falling corn prices caused a decline in corn volumes. System congestion limited traffic for canned and packaged products, fresh fruit and vegetables, beverages, frozen products and food grains. Livestock feed declined 16%, as feed additives were replaced by less expensive corn. These volume declines were partially offset by higher wheat and meals and oils traffic. Average revenue per car declined 2%, as a result of a drop in longer-haul Pacific Northwest corn moves, due to weak export markets.

Automotive - Revenue was down 1%, reflecting flat volume and a 2% decrease in average revenue per car. Finished vehicles volumes were up 3%, reflecting new business and growth in existing business, partially mitigated by the effects of an automotive strike in mid-1998. Parts volumes lost 4% year-over-year as volumes fell because of the Railroad's equipment shortages. Average revenue per car fell 2%, as a result of the new business that generated a shorter length of haul than existing business.

Chemicals - Carloads fell 8%, and revenues dropped 10% compared to 1997. Congestion-related diversions to truck, barge and other railroads plagued most business lines (especially liquid and dry chemicals and petroleum products). Liquid propane gas traffic was hurt by the introduction of new pipelines, while the Asian crisis significantly reduced the movements of soda ash. In addition, an unplanned furnace shutdown reduced shipments of phosphorous. The 3% decline in average revenue per car was largely due to more short-haul storage-in-transit moves, fewer high-average revenue per car liquid and dry chemical and soda ash moves, and the loss of long-haul business due to system congestion.

Energy - Carloads were up 2%, and revenue was up 4% from 1997 levels. Congestion caused by, among other things, maintenance and capacity expansion in the Central Corridor and diversion of Illinois traffic hampered coal volumes throughout 1998. However, efficiency gains in both Powder River Basin trains per day and train length helped boost year-over-year volumes despite the effects of congestion caused by maintenance and track expansion in the Railroad's Central Corridor. Colorado and Utah volumes increased due to better service performance. The 3% increase in average revenue per car was primarily a result of more high-average revenue per car Powder River Basin traffic.

Industrial Products - Volumes declined 8%, while average revenue per car declined 1%, resulting in a 9% drop in revenues. Volumes continued to be plagued by equipment shortages and service issues caused by slowed local switching and congestion. A large portion of industrial product moves occurred in the Railroad's southern region, where congestion hit hardest, although service levels improved in 1998. Shipments of ferrous scrap and steel were lower due to congestion and higher steel imports. Metallic minerals and paperboard, newsprint and non-metallic products were affected by congestion. In addition, several of the same commodities were also affected by Central Corridor congestion due to, among other things, maintenance and capacity expansion and congestion in the western portion of the Railroad's system, as the final portion of UPRR's computerized operating system was brought on-line in Southern Pacific's western territory in the third quarter of 1998. Average revenue per car fell 1% due to product mix issues and shortfalls of high-average revenue per car steel traffic, lumber and metallic minerals.

Intermodal - Revenue declined 13% as volumes fell 9% and average revenue per car fell 5%. Congestion-related diversions severely affected several intermodal segments, especially Intermodal Marketing Company/ truckload and less-than-truckload/premium. Volumes also suffered from weak exports due to the Asian crisis. A partial offset was increased import volumes from various steamship lines. Average revenue per car fell due to changes in traffic mix and increased volumes of empty repositioning moves caused by equipment imbalances.

Operating Expenses - Operating expenses were $8.9 billion for 1998, $207 million (2%) higher than 1997 operating expenses of $8.7 billion. However, second half 1998 operations improved significantly from the first half of 1998. The following statistical table reflects the improvements in the Railroad's operating performance in the second half of 1998:


                                             1997                                     1998
                               ------------------------------    --------------------------------------------
Averages, Except Ratios             2Q        3Q        4Q            1Q         2Q         3Q         4Q
-------------------------------------------------------------    --------------------------------------------
Seven-Day Loadings
(000)..........................     170.7     165.9     153.6          152.5      154.9      155.3      160.6
-------------------------------------------------------------------------------------------------------------
Train Speed (MPH)..............      18.4      15.0      13.2           13.8       14.0       14.4       15.5
-------------------------------------------------------------------------------------------------------------
Car Cycle Times (Days).........      12.7      15.2      17.5           17.6       16.4       15.9       14.4
-------------------------------------------------------------------------------------------------------------
Operating Ratios (%)...........      80.9      82.0     102.5           97.7      105.1       90.5       88.7
-------------------------------------------------------------------------------------------------------------

Salaries, Wages and Employee Benefits - Labor expenses were $140 million (4%) higher than 1997. Slower train speeds increased the recrew rate. Higher recrew rates, inflation and other congestion- and service-related cost overruns contributed to higher labor costs. These higher costs were partially offset by lower volumes (gross-ton miles were down 4%) and the elimination of duplicative positions as part of the Southern Pacific merger implementation.

Equipment and Other Rents - Expenses were up $19 million (1%) versus 1997. Cycle times were up 2 days from 1997 causing the Railroad to rent more equipment due to the decrease in equipment utilization. Locomotives leased to alleviate congestion and support service recovery also increased equipment costs, as slower train speeds lowered locomotive utilization and increased the need for additional locomotive power. However, these increases were partially offset by lower traffic levels due to congestion-related volume shortfalls.

Depreciation - Expense grew $31 million (3%) to $1.0 billion, driven by the Railroad's extensive capital programs in 1997 and 1998. The Railroad spent over $2.0 billion on capital projects in 1998 (including $400 million of SP integration projects).

Fuel and Utilities - Expenses were down $195 million (20%) from 1997. A reduction of 4% in gross-ton miles year-over-year generated volume-related fuel savings of $36 million versus 1997. Prices were down 9 cents per gallon to 62 cents, saving $106 million. The fuel consumption rate of 1.39 gallons per thousand gross-ton miles improved 2% from 1997's 1.42, lowering the Railroad's fuel costs by $23 million. Hedges of 57% of 1998 fuel volumes increased fuel costs by $87 million, or 8 cents per gallon (included in the cost per gallon information above).

Materials and Supplies - Costs for 1998 were down $2 million from 1997 to $513 million caused by favorable contract pricing from economies of scale achieved from the Southern Pacific merger and lower material transportation costs, reflecting UPRR's ability to move materials on its rail system rather than by truck, partially offset by increased fleet maintenance.

Casualty Costs - Costs decreased $9 million to $423 million in 1998. Lower personal injury costs resulted from a decline in average settlement costs and were partially offset by higher insurance and damaged freight costs.

Other Costs - Expenses increased $223 million (21%) from 1997, reflecting increased costs for congestion-related customer claims and liquidated damages on coal contracts. Increased use of trackage rights by competitors and merger-related cost savings on computers and contract pricing partially offset these cost increases.

Operating Income - Operating income of $433 million for 1998 compares to $1.3 billion in 1997, reflecting a year-over-year increase in pre-tax congestion costs and lost revenues, as congestion issues began late in the third quarter of 1997. The operating ratio for 1998 was 95.4%, up 8 points from 1997's 87.4%. Lost revenues and costs related to service performance were the key drivers of the change.

Non-Operating Items - Other income was $14 million above 1997, reflecting increased asset sales and recovery of funds from insurers for 1997 floods. Interest costs were $130 million (28%) unfavorable to 1997 at $603 million, reflecting borrowings to fund capital investments that could not be funded from cash generated at the Railroad due to the effects of system congestion. State and federal income taxes were $343 million less than 1997, the result of lower pre-tax income.

Other Operations

Trucking Product Line

Net Income - During 1998, the Corporation changed its method of measuring an impairment of enterprise level goodwill from an undiscounted cash flow method to one based on discounted cash flows (see Note 1 to the Consolidated Financial Statements). The Corporation believes that a discounted cash flow approach is preferable in that it provides a more current and realistic valuation than the undiscounted method and more closely approximates Overnite's fair value. In connection with the change in accounting policy with respect to measurement of goodwill impairment described above, Overnite recorded a $547 million charge for a revaluation of goodwill in 1998. The goodwill was related to the acquisition of Overnite by UPC in 1986. Generally accepted accounting principles preclude the recognition of tax benefits associated with goodwill charges to income. Should the Corporation divest Overnite in the future, a gain from the recognition of the tax benefit associated with the goodwill may be recognized. As a result of the $547 million one-time goodwill revaluation charge, Overnite posted a net loss of $522 million, compared to net income of $4 million in 1997.

Operating Revenues - Operating revenue improved $88 million (9%) to $1.0 billion, reflecting a 2% rise in volumes combined with a 7% improvement in price, as Overnite continued to benefit from its focus on eliminating low margin business and continuing its pricing initiatives. Improved volumes included a 4% improvement in less-than-truckload tonnage partially offset by a 16% decrease in truckload tonnage, reflecting Overnite's focus on its core less-than-truckload business.

Operating Expenses - Operating expenses increased $606 million to $1.5 billion. Excluding the goodwill revaluation, operating expenses increased $59 million (6%) to $995 million. Salaries, wages and employee benefits were up $44 million, reflecting volume growth and inflation that more than offset productivity improvements. Equipment rents increased $7 million (9%) reflecting higher volumes and increased use of third-party transportation. Depreciation and amortization declined $2 million, as the effect of capital spending was more than countered by lower goodwill amortization caused by the goodwill write-down. Materials and supplies costs were up $8 million, reflecting higher repair activities. Fuel costs declined $4 million, driven by a 16% decrease in fuel prices, which was partially mitigated by a 2% increase in shipments. Other costs rose $7 million due to a volume-related increase in damaged freight costs and higher property and use taxes.

Operating Income - Overnite reported a 1998 operating loss of $508 million, including the $547 million goodwill revaluation compared to operating income of $10 million in 1997, while Overnite's operating ratio (including goodwill amortization but excluding the goodwill revaluation) was 96.2% in 1998 compared to 98.9% in 1997. Excluding goodwill amortization, the operating ratio declined to 94.8% in 1998 from 96.8% in 1997, a two-point improvement.

Other Product Lines

The other product lines include technology and self-insurance activities, as well as corporate holding company operations and all necessary consolidating entries (see Note 1 to the Consolidated Financial Statements). Operating revenue declined $1 million year-over-year. Operating expenses decreased $24 million, reflecting the absence of 1997 costs associated with the relocation of the corporate office and cost savings from reductions in the corporate staff. Operating losses declined $23 million, also due to the corporate consolidation and improved operations at the Corporation's technology product line. Net losses from these operations declined $54 million, largely due to the absence of the 1997 loss provision for the sale of Skyway and the benefits of corporate consolidation.

Cash Flows, Liquidity and Financial Resources

Financial Condition

In 1999, cash from operations was $1.9 billion compared to $565 million in 1998. This increase reflects higher net income at the Railroad. Working capital improved due to continued emphasis on receivable collection efforts at the Railroad.

  Cash used in investing activities was $1.6 billion in 1999 compared to $1.9 billion in 1998. This decrease primarily reflects lower rail capital spending, including merger-related spending, offset by the purchase of an additional 13% ownership interest in the consortium operating the Pacific-North and Chihuahua Pacific lines in Mexico for $87 million (see Note 2 to the Consolidated Financial Statements).

  Cash used by equity and financing activities was $256 million in 1999 compared to $1.4 billion provided by equity and financing activities in 1998. This decrease reflects lower net borrowings ($637 million in 1999 compared to $3.5 billion in 1998), offset by debt repaid ($692 million in 1999 compared to $1.8 billion in 1998), reflecting the private placement of the Convertible Preferred Securities (the CPS) on April 1, 1998 (see Note 7 to the Consolidated Financial Statements). Including the CPS as an equity instrument, the ratio of debt to total capital employed was 47.6% at December 31, 1999 and 49.4% at December 31, 1998.

Cash from continuing Operations
Union Pacific Corporation

$ MILLIONS

Chart


        95          96           97          98          99
        --          --           --          --          --
      1,454       1,657         1,600       565         1,869

Capital Investments
Union Pacific Corporation

$ MILLIONS

Chart


        95          96           97          98          99
        --          --           --          --          --
      1,058       1,360         2,111       2,111       1,834


Financing Activities

Credit Facilities - The Corporation has a $2.8 billion credit facility with various banks designated for general corporate purposes, all of which was unused at December 31, 1999. The facility expires in April 2001. Commitment fees and interest rates payable under the facility are similar to fees and rates available to comparably rated investment-grade corporate borrowers.

Shelf Registration - Under currently effective shelf registration statements, the Corporation may issue, from time to time, any combination of debt securities, preferred stock or warrants for debt securities or preferred stock in one or more offerings. At December 31, 1999, the Corporation had $850 million remaining for issuance under the shelf registration. The Corporation has no immediate plans to issue equity securities.

Significant New Borrowings - During January 1999 the Corporation issued $600 million of 65/8% debentures with a maturity date of February 1, 2029. During September 1999 the Corporation issued $150 million of 73/8% notes with a maturity date of September 15, 2009. The proceeds from the issuance of these debentures and notes were used for repayment of debt and other general corporate purposes.

Other Matters

Personal Injury - The average cost of the Railroad's injury-related claims settled in 1999 continued to decline, decreasing 15% compared to the cost of claims settled in 1998. Annual expenses for the Railroad's personal injury-related events were $228 million in 1999, reflecting lower-than-expected settlement costs, $311 million in 1998 and $328 million in 1997. In 1999, the Railroad's work-related injuries that resulted in lost job time declined 3% compared to 1998. Compensation for work-related accidents is governed by the Federal Employers' Liability Act (FELA). Under FELA, damages are assessed based on a finding of fault through litigation or on out-of-court settlements. The Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

Environmental Costs - The Corporation generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to federal, state and local environmental laws and regulations. The Corporation has identified approximately 400 sites, including 45 sites that are the subject of enforcement actions by the U.S. government, 28 of which are currently on the Superfund National Priorities List, at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. Certain federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

  As of December 31, 1999, the Corporation has accrued a liability of $197 million for future costs where its obligation is probable and where such costs can be reasonably estimated. However, the actual costs could be lower or significantly higher. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties, and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine because of the number of potentially responsible parties involved, site-specific cost sharing arrangements with other potentially responsible parties, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and/or the speculative nature of remediation costs. The majority of the December 31, 1999 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations.

  Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $56 million in 1999, $58 million in 1998, and $46 million in 1997. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $5 million and $9 million in 1999 and 1998, respectively, for control and prevention. In 2000, the Corporation anticipates spending $60 million for remediation and $6 million for control and prevention. The impact of current obligations is not expected to have a material adverse effect on the results of operations or financial condition of the Corporation.

Labor Matters

Rail - Approximately 87% of the Railroad's 52,000 employees are represented by rail unions. Under the conditions imposed by the STB in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions must be negotiated before the UPRR and Southern Pacific rail systems can be fully integrated. The Railroad has successfully reached agreements with the shopcraft, carmen, clerical and maintenance-of-way unions. By the end of 1999, negotiations with other operating crafts were nearly complete, with only one hub-and-spoke agreement (Los Angeles) left to implement in early 2000. Under the hub-and-spoke concept, all operating employees in a central "hub" are placed under a single set of collective bargaining agreements with the ability to work on the "spokes" running into and out of the hub. Negotiations under the Railway Labor Act for a new national labor agreement for all crafts began in late 1999 and are in the initial stages.

Trucking - Overnite continues to oppose the efforts of the Teamsters to unionize Overnite service centers. Since year-end 1994, Overnite has received 90 petitions for union elections at 67 of its 166 service centers. Twenty-two service centers, representing approximately 14% of Overnite's 13,000 employee nationwide workforce, have voted for union representation, and the Teamsters have been certified and recognized as the bargaining representative for such employees. Eleven of these 22 locations filed decertification petitions in 1999. Elections affecting approximately 400 additional employees are unresolved, and there are no elections currently scheduled. Additionally, proceedings are pending in certain cases where a Teamsters' local union lost a representation election. To date, Overnite has not entered into any collective bargaining agreements with the Teamsters. The Teamsters conducted a brief job action in July, and on October 24, 1999, began another job action at certain Overnite facilities that continued into 2000. As of February 10, 2000, 31 Overnite terminals had some employees who did not cross picket lines, and approximately 740 employees, less than 6% of Overnite's workforce, did not report to work. During the work stoppage, Overnite will operate under its contingency plan, which includes added security, volunteers and replacement workers at the picketing locations to provide safety for its employees and to maintain service to its customers.

Inflation - The cumulative effect of long periods of inflation has significantly increased asset replacement costs for capital-intensive companies such as the Railroad and Overnite. As a result, depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Financial Instruments - The Corporation and its subsidiaries use derivative financial instruments, which are subject to market risk, in limited instances for other than trading purposes to manage risk related to changes in fuel prices and interest rates. The Corporation uses swaps, futures and/or forward contracts to mitigate the downside risk of adverse price and rate movements; however, the use of these instruments also limits future gains from favorable movements (see
Note 4 to the Consolidated Financial Statements). The sensitivity analyses presented below illustrate the economic effect that hypothetical changes in interest rates or fuel prices could have on the Corporation's financial instruments. These hypothetical changes do not consider other factors that would impact actual results.

Interest Rates - The Corporation manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of each as debt matures or incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed-rate debt securities.

  The Corporation has variable-rate debt representing approximately 6% of its total debt, and interest rate swaps on notional amounts of $54 million at December 31, 1999. If interest rates average 10% higher in 2000 than the December 31, 1999 rate, the Corporation's interest expense would increase by less than $5 million after tax. This amount is determined by considering the impact of the hypothetical interest rates on the balances of the Corporation's variable-rate debt and interest rate swap agreements at December 31, 1999.

  Market risk for fixed-rate debt is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in interest rates as of December 31, 1999, and amounts to approximately $340 million at December 31, 1999. The fair values of the Corporation's fixed-rate debt were estimated by considering the impact of the hypothetical interest rates on quoted market prices and current borrowing rates.

Fuel - Fuel costs are a significant portion of the Corporation's total operating costs. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation's transportation subsidiaries periodically use swaps, futures and forward contracts to mitigate the impact of fuel price volatility. The purpose of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes.

  As of December 31, 1999, the Corporation had hedged approximately 10% of its forecasted 2000 fuel consumption. If fuel prices decrease 10% from the December 31, 1999 level, the corresponding decrease in the value of the Corporation's fuel hedging contracts would be approximately $5 million after tax.

Commitments and Contingencies - There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. In addition, the Corporation and its subsidiaries are subject to various federal, state and local environmental laws and are currently participating in the investigation and remediation of various sites. A discussion of certain claims, lawsuits, guarantees and contingencies is set forth in Note 12 to the Consolidated Financial Statements.

Year 2000 - The Corporation experienced no significant problems related to the Year 2000 (Y2K) conversion either internally or with its electronic commerce systems that exchange information with customers, vendors, other railroads and financial institutions. The Corporation expensed approximately $57 million to convert its systems and does not expect to incur any material future expense related to Y2K. The Corporation's Y2K command center has been demobilized and any subsequent Y2K issues that arise will be handled in the normal course of operations. The Corporation believes its systems have been successfully modified. Although minor Y2K conversion issues may be uncovered during monthly or quarterly processing cycles, the Corporation believes that these will be handled by normal support staff and that any future problems related to Y2K issues would not materially impact operations or financial results.

Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), that would have been effective January 1, 2000. In June 1999, the Financial Accounting Standards Board issued Statement No. 137, "Accounting for Derivatives Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133", postponing the effective date for implementing FAS 133 to fiscal years beginning after June 15, 2000. While management is still in the process of determining the full effect FAS 133 will have on the Corporation's consolidated financial statements, management has determined that FAS 133 will increase the volatility of the Corporation's asset, liability and equity (comprehensive income) positions as the change in the fair market value of all financial instruments the Corporation uses for fuel or interest rate hedging purposes will, upon adoption of FAS 133, be recorded in the Corporation's Statement of Consolidated Financial Position (see Note 4 to the Consolidated Financial Statements). In addition, to the extent fuel hedges are ineffective due to pricing differentials resulting from the geographic dispersion of the Corporation's operations, income statement recognition of the ineffective portion of the hedge position will be required. Management does not anticipate that the final adoption of FAS 133 will have a material impact on UPC's consolidated financial statements.

A Look Forward

2000 Business Outlook

Rail - The Railroad anticipates revenue growth as it continues to recover market share lost during its service difficulties, as well as from increased demand for transportation and the introduction of new service offerings. Operating efficiency is also anticipated to improve in 2000, as higher train velocity generates improvements in cycle times, lowering costs for equipment and crews. Fuel prices began to rise in late 1999, and are expected to continue to increase in 2000. As a result, the Railroad will continue to look for opportunities to decrease future fuel expense. Ten percent of forecasted 2000 fuel consumption was hedged at December 31, 1999. The Railroad will also continue to implement the Southern Pacific merger integration plan to achieve the operational and financial benefits associated with the merger.

Trucking - Overnite will continue to focus on new and expanded product offerings and maximizing its product mix to be competitive in the trucking industry environment. Through these efforts, Overnite will work to improve its financial results during 2000. Overnite's financial results are likely to be negatively impacted as a result of expense and decreased volume related to the Teamsters' job action. Fuel prices began to rise in late 1999 and are also expected to be higher in 2000. Ten percent of forecasted fuel consumption was hedged at December 31, 1999. Overnite will continue to look for opportunities to decrease future fuel expense.

2000 Capital Investments - The Corporation's 2000 capital expenditures, debt service requirements and payments related to the integration of Southern Pacific's rail operations are expected to be funded through cash generated from operations, additional debt financings and the sale or lease of various operating and non-operating properties. The Corporation expects that these sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future. The Corporation expects to spend between $1.9 billion and $2.1 billion on capital projects in 2000. Railroad-related capital expenditures will be used to continue capacity expansion on its main lines, maintain track and structures, upgrade and augment equipment to better meet customer needs, build infrastructure in the Texas area and develop and implement new technologies. Overnite will continue to maintain its truck fleet and upgrade technology.

Cautionary Information

Certain statements in this report are, and statements in other material filed or to be filed with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Corporation) are or will be, forward-looking within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth and earnings; the time by which certain objectives will be achieved; estimates of costs relating to environmental remediation and restoration; expectations as to product applications; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity; and statements concerning projections, predictions, expectations, estimates or forecasts as to the Corporation's and its subsidiaries' business, financial and operational results, and future economic performance, statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts.

  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.

  Important factors that could cause such differences include, but are not limited to, whether the Corporation and its subsidiaries are fully successful in implementing their financial and operational initiatives; industry competition, conditions, performance and consolidation; legislative and/or regulatory developments, including possible enactment of initiatives to re-regulate the rail business; natural events such as severe weather, floods and earthquakes; the effects of adverse general economic conditions, both within the United States and globally; changes in fuel prices; changes in labor costs; labor stoppages; the impact of latent year 2000 systems problems; and the outcome of claims and litigation, including claims arising from environmental investigations or proceedings.

  Forward-looking statements speak only as of the date the statement was made. The Corporation assumes no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If the Corporation does update one or more forward-looking statements, no inference should be drawn that the Corporation will make additional updates with respect thereto or with respect to other forward-looking statements.

Independent Auditors' Report

Union Pacific Corporation, its Directors and Stockholders:

We have audited the accompanying statement of consolidated financial position of Union Pacific Corporation and subsidiary companies as of December 31, 1999 and 1998, and the related statements of consolidated income, changes in common stockholders' equity and consolidated cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and subsidiary companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Omaha, Nebraska
January 20, 2000


Responsibility for Financial Statements

The accompanying financial statements, which consolidate the accounts of Union Pacific Corporation and its subsidiaries, have been prepared in conformity with generally accepted accounting principles.

The integrity and objectivity of data in these financial statements and accompanying notes, including estimates and judgments related to matters not concluded by year end, are the responsibility of management as is all other information in this Annual Report. Management devotes ongoing attention to review and appraisal of its system of internal controls. This system is designed to provide reasonable assurance, at an appropriate cost, that the Corporation's assets are protected, that transactions and events are recorded properly and that financial reports are reliable. The system is augmented by a staff of corporate traveling auditors supplemented by internal auditors in the subsidiary operating companies; careful attention to selection and development of qualified financial personnel; programs to further timely communication and monitoring of policies, standards and delegated authorities; and evaluation by independent auditors during their audits of the annual financial statements.

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

Chairman, President and Chief Executive Officer

Executive Vice President - Finance

Vice President and Controller

STATEMENT OF CONSOLIDATED INCOME
Union Pacific Corporation and Subsidiary Companies

---------------------------------------------------------------------------------------------------------------------------------
                                   Millions of Dollars, Except Per Share Amounts              1999           1998           1997
---------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                 Rail, trucking and other                               $ 11,273       $ 10,553       $ 11,079
                                   ----------------------------------------------------------------------------------------------
Operating Expenses                 Salaries, wages and employee benefits
                                      [Note 9]                                               4,285          4,348          4,166
                                   Equipment and other rents                                 1,336          1,426          1,404
                                   Depreciation and amortization
                                      [Notes 1 and 5]                                        1,083          1,070          1,043
                                   Fuel and utilities [Note 4]                                 832            843          1,042
                                   Materials and supplies                                      590            565            560
                                   Goodwill impairment [Note 1]                                  -            547              -
                                   Casualty costs                                              378            475            478
                                   Other costs                                                 965          1,450          1,242
                                   ----------------------------------------------------------------------------------------------
                                   Total                                                     9,469         10,724          9,935
                                   ----------------------------------------------------------------------------------------------
Income                             Operating Income (Loss)                                   1,804           (171)         1,144
                                   Other income [Note 13]                                      131            189            137
                                   Interest expense [Notes 4 and 7]                           (733)          (714)          (605)
                                   ----------------------------------------------------------------------------------------------
                                   Income (Loss) before Income Taxes                         1,202           (696)           676
                                   Income taxes [Note 6]                                      (419)            63           (244)
                                   ----------------------------------------------------------------------------------------------
                                   Income (Loss) from Continuing Operations                    783           (633)           432
                                   Income from Discontinued Operations
                                      [Note 3]                                                  27              -              -
                                   ----------------------------------------------------------------------------------------------
                                   Net Income (Loss)                                      $    810       $   (633)      $    432
---------------------------------------------------------------------------------------------------------------------------------

Per Share [Note 11]                Basic:
                                     Income (Loss) from Continuing Operations             $   3.17       $  (2.57)      $   1.76
                                     Income from Discontinued Operations                      0.11              -              -
                                     Net Income (Loss)                                    $   3.28       $  (2.57)      $   1.76
                                   Diluted:
                                     Income (Loss) from Continuing Operations             $   3.12       $  (2.57)      $   1.74
                                     Income from Discontinued Operations                      0.10              -              -
                                     Net Income (Loss)                                    $   3.22       $  (2.57)      $   1.74
                                   Dividends                                              $   0.80       $   0.80       $   1.72

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION
Union Pacific Corporation and Subsidiary Companies

---------------------------------------------------------------------------------------------------------------------
                                        Millions of Dollars                                         1999         1998
---------------------------------------------------------------------------------------------------------------------
Assets
                                        -----------------------------------------------------------------------------

Current Assets                          Cash and temporary investments                         $     175    $     176
                                        Accounts receivable [Note 4]                                 581          643
                                        Inventories                                                  337          343
                                        Current deferred tax asset [Note 6]                          111          244
                                        Other current assets                                         110           96
                                        -----------------------------------------------------------------------------
                                        Total                                                      1,314        1,502
                                        -----------------------------------------------------------------------------
Investments                             Investments in and advances to affiliated companies
                                            [Note 1]                                                 657          520
                                        Other investments                                             96          171
                                        -----------------------------------------------------------------------------

                                        Total                                                        753          691
                                        -----------------------------------------------------------------------------
Properties                              Cost [Notes 5 and 7]                                      34,370       33,145
                                        Accumulated depreciation [Note 5]                         (6,851)      (6,206)
                                        -----------------------------------------------------------------------------

                                        Net                                                       27,519       26,939
                                        -----------------------------------------------------------------------------

Other                                   Other assets                                                 302          242
                                        -----------------------------------------------------------------------------
                                        Total Assets                                           $  29,888    $  29,374

---------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
                                        -----------------------------------------------------------------------------

Current Liabilities                     Accounts payable                                       $     598    $     586
                                        Accrued wages and vacation                                   409          410
                                        Accrued casualty costs                                       385          400
                                        Income and other taxes [Note 6]                              256          301
                                        Dividends and interest                                       290          289
                                        Debt due within one year [Note 7]                            214          181
                                        Other current liabilities                                    733          765
                                        -----------------------------------------------------------------------------
                                        Total                                                      2,885        2,932
                                        -----------------------------------------------------------------------------
Other Liabilities and                   Debt due after one year [Note 7]                           8,426        8,511
Stockholders' Equity                    Deferred income taxes [Note 6]                             6,715        6,308
                                        Accrued casualty costs                                       934          995
                                        Retiree benefits obligation [Note 9]                         791          803
                                        Other long-term liabilities [Note 12]                        636          932
                                        Company-obligated Mandatorily Redeemable Convertible
                                          Preferred Securities [Note 7]                            1,500        1,500
                                        Common stockholders' equity (page 37)                      8,001        7,393
                                        -----------------------------------------------------------------------------
                                        Total Liabilities and Stockholders' Equity             $  29,888    $  29,374

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
Union Pacific Corporation and Subsidiary Companies

-------------------------------------------------------------------------------------------------------------------
                                        Millions of Dollars                               1999      1998      1997
-------------------------------------------------------------------------------------------------------------------
Cash from Continuing                    Net Income (Loss)                              $   810   $  (633)  $   432
Operations                              Less Income from Discontinued Operations            27         -         -
                                        ---------------------------------------------------------------------------
                                        Income (Loss) from Continuing Operations           783      (633)      432
                                        Non-cash charges to income:
                                         Depreciation and amortization                   1,083     1,070     1,043
                                         Goodwill impairment [Note 1]                        -       547         -
                                         Deferred income taxes [Note 6]                    529       (74)      300
                                         Other - net                                      (666)      (29)     (196)
                                        Changes in current assets and liabilities          140      (316)       21
                                        ---------------------------------------------------------------------------
                                        Cash from Continuing Operations                  1,869       565     1,600
                                        ---------------------------------------------------------------------------
Investing Activities                    Capital investments                             (1,834)   (2,111)   (2,101)
                                        Proceeds from sale of assets and other
                                         investing activities [Note 3]                     220       213       329
                                        ---------------------------------------------------------------------------
                                        Cash Used in Investing Activities               (1,614)   (1,898)   (1,772)
                                        ---------------------------------------------------------------------------
Equity and Financing                    Dividends paid [Note 7]                           (198)     (255)     (422)
Activities                              Debt repaid                                       (692)   (1,789)     (572)
                                        Financings [Note 7]                                637     3,480     1,092
                                        Other - net                                         (3)      (17)      (27)
                                        ---------------------------------------------------------------------------
                                        Cash Provided by (Used in) Equity and
                                         Financing Activities                             (256)    1,419        71
                                        ---------------------------------------------------------------------------
                                        Net Change in Cash and Temporary Investments        (1)       86      (101)
                                         Cash at Beginning of Year                         176        90       191
                                        ---------------------------------------------------------------------------
                                        Cash at End of Year                            $   175   $   176   $    90
-------------------------------------------------------------------------------------------------------------------

Changes in Current                      Accounts receivable                            $    62   $    84   $  (157)
Assets and Liabilities                  Inventories                                          6       (47)        8
                                        Other current assets                               119        58       (53)
                                        Accounts, wages and vacation payable                11      (183)       47
                                        Debt due within one year                            33       (52)      106
                                        Other current liabilities                          (91)     (176)       70
                                        ---------------------------------------------------------------------------
                                        Total                                          $   140   $  (316)  $    21

The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

STATEMENT OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
Union Pacific Corporation and Subsidiary Companies

----------------------------------------------------------------------------------------------------------------------------
                                              Millions of Dollars                               1999      1998         1997
----------------------------------------------------------------------------------------------------------------------------
Common Stock                                  Common stock, $2.50 par value:
                                               authorized 500,000,000 shares

                                              Balance at beginning of year:
                                               276,335,423 shares issued in 1999;
                                               276,047,556 in 1998; 274,595,151 in 1997      $   691   $   690      $   686

                                              Conversions, exercises of stock options,
                                               forfeitures and other - net:
                                                (41,206) shares in 1999;
                                                287,867 in 1998; 1,452,405 in 1997                 -         1            4
                                              ------------------------------------------------------------------------------

                                              Balance at end of year:
                                               276,294,217 shares issued in 1999;
                                               276,335,423 in 1998; 276,047,556 in 1997          691       691          690
                                              ------------------------------------------------------------------------------

Paid-in Surplus                               Balance at beginning of year                     4,053     4,066        4,009
                                               Conversions, exercises of stock options,
                                                forfeitures and other - net                      (34)      (13)          57
                                              ------------------------------------------------------------------------------

                                              Balance at end of year                           4,019     4,053        4,066
                                              ------------------------------------------------------------------------------
Retained Earnings                             Balance at beginning of year                     4,441     5,271        5,262
                                              Net Income (Loss)                                  810      (633)         432
                                              ------------------------------------------------------------------------------
                                              Total                                            5,251     4,638        5,694

                                              Cash dividends declared                           (198)     (197)        (423)

                                              Balance at end of year [Note 7]                  5,053     4,441        5,271
                                              ------------------------------------------------------------------------------
Treasury Stock                                Balance at end of year, at cost:
                                               28,510,907 shares in 1999;
                                               28,885,160 in 1998; 29,045,938
                                               shares in 1997                                 (1,756)   (1,792)      (1,802)
                                              ------------------------------------------------------------------------------
Accumulated Other                             Balance at beginning of year                         -         -            -
Comprehensive Income                          Minimum pension liability adjustment                (2)        -            -
                                              Foreign translation adjustment                      (4)        -            -
                                              ------------------------------------------------------------------------------
                                              Balance at end of year [Note 15]                    (6)        -            -
                                              ------------------------------------------------------------------------------
                                              Total Common Stockholders' Equity              $ 8,001   $ 7,393      $ 8,225

  The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS
The accompanying accounting policies and notes to the financial statements are an integral part of these statements.

Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Union Pacific Corporation (the Corporation or UPC) and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned or where UPC exercises significant influence over an investee's operations) are accounted for on the equity method. All material intercompany transactions are eliminated.

Cash and Temporary Investments - Temporary investments are stated at cost that approximates fair value and consist of investments with original maturities of three months or less.

Inventories - Inventories consist of materials and supplies carried at the lower of cost or market.

Property and Depreciation - Properties are carried at cost. Provisions for depreciation are computed principally on the straight-line method based on estimated service lives of depreciable property.

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

Intangible Assets - Amortization of costs in excess of the fair value of net assets of acquired businesses is generally recorded over 40 years on a straight-line basis. The Corporation regularly assesses the recoverability of its enterprise level goodwill through a review of discounted cash flows.

Revenue Recognition - Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred.

Hedging Transactions - The Corporation periodically hedges fuel purchases and interest rates. Unrealized gains and losses from fuel-related swaps, futures and forward contracts are deferred and recognized as the fuel is consumed. The differential to be paid or received on interest rate swaps is accrued as interest rates change and recognized as interest expense over the life of the agreements. The effect of extinguishments, maturities, terminations and sales is recorded in earnings in the period the instrument terminates (Note 4).

Earnings Per Share - Basic earnings per share (EPS) is calculated on the weighted-average number of common shares outstanding during each period (Note
11). Diluted earnings per share include shares issuable upon exercise of outstanding stock options (Note 10) and the potential conversion of the preferred securities (Note 7) where the conversion of such instruments would be dilutive.

Use of Estimates - The consolidated financial statements of the Corporation include estimates and assumptions regarding certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

Change in Presentation - Certain prior year amounts have been reclassified to conform to the 1999 financial statement presentation.

1. Operations and Segmentation

Union Pacific Corporation consists of one reportable segment, rail transportation, and UPC's other product lines (Other Operations). The rail segment includes the operations of the Corporation's wholly owned subsidiary, Union Pacific Railroad Company (UPRR) and UPRR's subsidiaries and rail affiliates (the Railroad). Other Operations include the trucking product line (Overnite Transportation Company or Overnite), as well as the "other" product lines that include technology, self-insurance activities, corporate holding company operations, which largely support the Railroad, and all appropriate consolidating entries.

Rail

Operations - The Corporation's only reportable segment is the Railroad, including as of May 1, 1995, Chicago and North Western Transportation Company
(CNW), and as of October 1, 1996, Southern Pacific Rail Corporation (Southern Pacific or SP). In addition, during 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico (Note 2). The Railroad made an additional investment in the consortium in 1999.

  The Railroad has over 33,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern United States gateways and providing several north/south corridors to key Mexican gateways. The Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and (primarily through interline connections) Canadian borders. The Railroad is subject to price and service competition from other railroads, motor carriers and barge operators. The Corporation expects to complete the integration of the operations of Southern Pacific over the next 24 months.

Employees - Approximately 87% of the Railroad's 52,000 employees are represented by rail unions. During 1996, nearly all of UPRR's unionized workforce ratified five-year national agreements, which include a combination of general wage increases and lump-sum payments. In addition, the agreements provide for increased flexibility in work rules. Negotiations under the Railway Labor Act for a new national agreement for all crafts began in late 1999 and are in the initial stages. Under the conditions imposed by the Surface Transportation Board of the U.S. Department of Transportation (STB) in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions representing SP employees must be negotiated before the UPRR and SP rail systems can be fully integrated. The Railroad has successfully reached agreements with the shopcraft, carmen, clerical and maintenance-of-way unions. By the end of 1999, negotiations with other operating crafts were nearly complete, with only one hub-and-spoke agreement (Los Angeles) left to implement in early 2000. The terms of ratified and pending labor agreements are not expected to have a material adverse effect on the Corporation's results of operations.

Other Operations

Trucking Product Line

Operations - Overnite Transportation Company, a wholly owned subsidiary of the Corporation, is a major interstate trucking company specializing in less-than-truckload shipments. Overnite serves all 50 states and portions of Canada and Mexico through 166 service centers located throughout the United States. Overnite transports a variety of products including machinery, tobacco, textiles, plastics, electronics and paper products. Overnite experiences intense service and price competition from both regional and national motor carriers.

Employees - As one of the nation's largest predominantly non-union single operating trucking companies, Overnite is periodically targeted at many of its service centers by major labor organization efforts instituted by the International Brotherhood of Teamsters (Teamsters). The Teamsters conducted a brief job action in July 1999 and began another job action in October 1999 that continued into 2000. Since year-end 1994, Overnite has received 90 petitions for union elections at 67 of its 166 service centers. Twenty-two service centers, representing approximately 14% of Overnite's 13,000 employee nationwide workforce, voted for union representation; and the Teamsters have been certified and recognized as the bargaining representative for such employees. Eleven of these locations filed decertification petitions in 1999. Elections affecting approximately 400 additional employees are unresolved, and there are no elections currently scheduled. Additionally, proceedings are pending in certain cases where a Teamsters' local union lost a representation election. To date, Overnite has not entered into any collective bargaining agreements with the Teamsters.

Operational Initiatives - During 1999, 1998 and 1997, Overnite benefited from several initiatives aimed at better matching its operations to the trucking industry environment. These actions included workforce reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers. Overnite has also benefited from growth in its customer base generated by continuing improvements in its service levels.

Attempted Sale of Overnite - In May 1998, the Corporation's Board of Directors approved a formal plan to divest of UPC's investment in Overnite through an initial public offering. However, market conditions deteriorated to the point that UPC decided not to consummate the offering.

Goodwill Revaluation - During 1998, the Corporation changed its method of measuring impairment of enterprise level goodwill from an undiscounted cash flow method to a fair value method based on discounted cash flows. The Corporation believes that a discounted cash flow approach is preferable since it provides a more current and realistic valuation than the undiscounted method and more closely matches Overnite's fair value. In connection with the change in accounting policy with respect to measurement of goodwill impairment described above, $547 million of goodwill related to the acquisition of Overnite was written off during 1998. Generally accepted accounting principles preclude the recognition of tax benefits associated with goodwill charges to income. Should the Corporation divest Overnite in the future, a tax benefit associated with the goodwill write-down may be recognized.

Other Product Lines

Other - Included in the "Other" product lines are the results of the corporate holding company; Union Pacific Technologies, a provider of transportation-related technologies; Wasatch Insurance Limited, a captive insurance company; and all necessary consolidating entries.

  The following table details reportable financial information for the Corporation's Rail segment and other operations:

------------------------------------------------------------------------------------------------------------
Millions of Dollars                                                               1999      1998      1997
------------------------------------------------------------------------------------------------------------
Net sales and revenues from
  external customers:/[a]/
    Rail                                                                        $10,176   $ 9,368   $ 9,981
    Trucking                                                                      1,062     1,034       946
    Other                                                                            35       151       152
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $11,273   $10,553   $11,079
------------------------------------------------------------------------------------------------------------

Depreciation and amortization:/[b]/
    Rail                                                                        $ 1,034   $ 1,003   $   972
    Trucking                                                                         46       607        62
    Other                                                                             3         7         9
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $ 1,083   $ 1,617   $ 1,043
------------------------------------------------------------------------------------------------------------

Operating income (loss):/[b]/
    Rail                                                                        $ 1,822   $   433   $ 1,253
    Trucking                                                                         20      (508)       10
    Other                                                                           (38)      (96)     (119)
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $ 1,804   $  (171)  $ 1,144
------------------------------------------------------------------------------------------------------------

Interest income:
    Rail                                                                        $    10   $    20   $    15
    Trucking                                                                         16        13        11
    Other                                                                            (8)       (5)       (9)
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $    18   $    28   $    17
------------------------------------------------------------------------------------------------------------
Interest expense:
    Rail                                                                        $   618   $   603   $   473
    Trucking                                                                          1         1         2
    Other                                                                           114       110       130
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $   733   $   714   $   605
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
(continued from previous column)                                                   1999      1998      1997
------------------------------------------------------------------------------------------------------------

Income tax (benefit) expense:
    Rail                                                                        $   465   $   (11)  $   332
    Trucking                                                                          8        24        16
    Other                                                                           (54)      (76)     (104)
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $   419   $   (63)  $   244
------------------------------------------------------------------------------------------------------------

Earnings of nonconsolidated
  affiliates:/[c]/
    Rail                                                                        $    55   $    52   $    41
    Trucking                                                                          -         -         -
    Other                                                                             -         -         -
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $    55   $    52   $    41
------------------------------------------------------------------------------------------------------------

Net income (loss):/[d]/
    Rail                                                                        $   854   $    27   $   620
    Trucking                                                                         29      (522)        4
    Other                                                                           (73)     (138)     (192)
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $   810   $  (633)  $   432
------------------------------------------------------------------------------------------------------------

Investments in nonconsolidated
  affiliates:/[c]/
    Rail                                                                        $   657   $   520   $   443
    Trucking                                                                          -         -         -
    Other                                                                             -         -         -
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $   657   $   520   $   443
------------------------------------------------------------------------------------------------------------

Assets:
    Rail                                                                        $28,880   $28,357   $27,343
    Trucking                                                                        865       823     1,351
    Other                                                                           143       194       166
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $29,888   $29,374   $28,860
------------------------------------------------------------------------------------------------------------

Capital investments:
    Rail                                                                        $ 1,777   $ 2,044   $ 2,035
    Trucking                                                                         55        59        40
    Other                                                                             2         8        26
------------------------------------------------------------------------------------------------------------
    Consolidated                                                                $ 1,834   $ 2,111   $ 2,101
------------------------------------------------------------------------------------------------------------

/[a]/ The Corporation does not have significant intercompany sales activities. /[b]/ Depreciation and amortization included the one-time revaluation of Overnite's goodwill of $547 million in 1998 and goodwill amortization at Overnite of $15 million in 1998 and $20 million in 1997.
/[c]/ The Railroad has equity interests in several railroad-related and other businesses.
/[d]/ "Other" included the $43 million pre-tax, $27 million after-tax adjustment of a liability related to the discontinued operations of a former subsidiary in 1999 (Note 3).

Consolidated

Risk Factors - The Corporation's future results may be affected by changes in the economic environment, fluctuations in fuel prices and external factors such as weather. Several of the commodities transported by both Overnite and the Railroad come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's operating results. Operating results at the Railroad and Overnite can also be affected adversely by increases in diesel fuel costs, to the extent that such costs are not recovered through higher revenues and improved fuel conservation or mitigated by hedging activity.

2. Acquisitions

Southern Pacific - UPC consummated the acquisition of Southern Pacific in September 1996. Southern Pacific was acquired for $4.1 billion (60% of the outstanding Southern Pacific common shares were converted into UPC common stock, and the remaining 40% of the outstanding shares were acquired for cash). UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings. The acquisition of Southern Pacific has been accounted for using the purchase method and was fully consolidated into UPC results beginning October 1996.

Merger Consolidation Activities - In connection with the acquisition and continuing integration of UPRR and Southern Pacific's rail operations, UPC is in the process of eliminating 5,200 duplicate positions, primarily employees involved in activities other than train, engine and yard activities. UPC is also relocating 4,700 positions, merging or disposing of redundant facilities, and disposing of certain rail lines. The Corporation is also canceling uneconomical and duplicative SP contracts.

  To date UPC has severed 3,100 employees and relocated 4,300 due to merger implementation activities. UPC recognized a $958 million pre-tax liability in the SP purchase price allocation for costs associated with SP's portion of these activities. In addition, the Railroad expects to incur between $65 million and $95 million over the remaining merger implementation period in pre-tax, acquisition-related costs for severing or relocating UPRR employees, disposing of certain UPRR facilities, and training and equipment upgrading. Earnings for 1999 and 1998 included $63 million pre-tax or $39 million after-tax, and $69 million pre-tax or $43 million after-tax, respectively, for acquisition-related costs for UPRR consolidation activities.

 The components of the merger liability as of December 31, 1999 were as follows:

--------------------------------------------------------------------------------
                                     Original    Cumulative     Current
        Millions of Dollars          Reserve      Activity      Reserve
--------------------------------------------------------------------------------
Labor protection related to
  legislated and contractual
    obligations                      $  361      $  361         $    -
Severance costs                         343         265             78
Contract cancellation fees and
  facility and line closure costs       145         141              4
Relocation costs                        109          92             17
--------------------------------------------------------------------------------
Total                                $  958      $  859         $   99
--------------------------------------------------------------------------------

Merger Liabilities - Merger liability activity reflected cash payments for merger consolidation activities and reclassification of contractual obligations from merger liabilities to contractual liabilities. In addition, where merger implementation has varied from the original merger plan, the Corporation has adjusted the merger liability and the fair value allocation of SP's purchase price to fixed assets to eliminate the variance. Where the merger implementation has caused the Corporation to incur more costs than were envisioned in the original merger plan, such costs are charged to expense in the period incurred. The Corporation charged $45 million and $474 million against the merger liability in 1999 and 1998, respectively. The Corporation expects that the remaining merger payments will be made over the course of the next 24 months as labor negotiations are completed and implemented, and related merger consolidation activities are finalized.

Mexican Railway Concession - During 1997, the Corporation's rail subsidiary, UPRR, and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The consortium assumed operational control of both lines in 1998. In March 1999, UPRR purchased an additional 13% ownership interest for $87 million from one of its partners. The Railroad now holds a 26% ownership share in the consortium. The investment is accounted for under the equity method. The Corporation's portion of the consortium's assets and liabilities is translated into U.S. dollars using current exchange rates in effect at the balance sheet date. The Corporation's portion of the consortium's net income is translated into U.S. dollars at weighted-average exchange rates prevail-ing during the year (Note 15). The resulting translation adjustments are reflected within the stockholders' equity component, accumulated other comprehensive income.

3. Divestitures

Adjustment to 1994 Loss on Disposal of Discontinued Operations - Net income for 1999 included a one-time, after-tax gain of $27 million, net of taxes of $16 million, from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary.

Skyway - In November 1998, the Corporation completed the sale of Skyway Freight Systems, Inc. (Skyway), a wholly owned subsidiary. Skyway provided contract logistics and supply chain management services. The proceeds were used to repay outstanding debt. The sale of Skyway generated a net after-tax loss of $50 million, of which $40 million was recognized in 1997.

4. Financial Instruments

Strategy and Risk - The Corporation and its subsidiaries use derivative financial instruments in limited instances and for other than trading purposes to manage risk related to changes in fuel prices and interest rates. The Corporation uses swaps, futures and/or forward contracts to mitigate the downside risk of adverse price and rate movements; however, the use of these instruments also limits future gains from favorable movements.

Market and Credit Risk - The Corporation addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. The total credit risk associated with the Corporation's counterparties was $79 million at December 31, 1999. The Corporation has not been required to provide collateral; however, UPC has received collateral relating to its hedging activity where the concentration of credit risk was substantial.

Determination of Fair Value - The fair market values of the Corporation's derivative financial instrument positions at December 31, 1999 and 1998, detailed below, were determined based upon current fair market values as quoted by recognized dealers or developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury rate and swap spread.

Interest Rate Strategy - The Corporation manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within its debt portfolio over a given period. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. The mix of fixed and floating rate debt is largely managed through the issuance of targeted amounts of each as debt matures or as incremental borrowings are required. The Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed-rate debt securities.

Fuel Strategy - Fuel costs are a significant portion of the Corporation's total operating expenses. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation's transportation subsidiaries periodically use swaps, futures and forward contracts to mitigate the impact of fuel price volatility. The purpose of this program is to protect the Corporation's operating margins and overall profitability from adverse fuel price changes. The following is a summary of the Corporation's financial instruments at December 31, 1999 and December 31, 1998:

--------------------------------------------------------------------------------
Millions, Except Percentages
and Average Commodity Prices                    1999         1998
--------------------------------------------------------------------------------
Interest Rate Hedging:
  Amount of debt hedged                         $  54       $ 150
  Percentage of total debt portfolio                1%          2%
Rail Fuel Hedging:
  Number of gallons hedged for 1999                 -         844
  Percentage of forecasted 1999 fuel
    consumption hedged                              -          64%
  Average price of 1999 hedges
    outstanding (per gallon)/[a]/                   -       $0.41
  Number of gallons hedged for 2000               126           -
  Percentage of forecasted 2000 fuel
    consumption hedged                             10%          -
  Average price of 2000 hedges
    outstanding (per gallon)/[a]/               $0.40           -
Trucking Fuel Hedging:
  Number of gallons hedged for 1999                 -          22
  Percentage of forecasted 1999 fuel
    consumption hedged                              -          41%
  Average price of 1999 hedges
    outstanding (per gallon)/[a]/                   -       $0.45
  Number of gallons hedged for 2000                 5           -
  Percentage of forecasted 2000 fuel
    consumption hedged                             10%          -
  Average price of 2000 hedges
    outstanding (per gallon)/[a]/               $0.39           -
--------------------------------------------------------------------------------

/[a]/ Excluded taxes and transportation costs.

The asset and liability positions of the Corporation's outstanding financial instruments at December 31, 1999 and December 31, 1998 were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                                         1999       1998
--------------------------------------------------------------------------------
Interest Rate Hedging:
  Gross fair market asset position                          $ 56       $ 41
  Gross fair market (liability) position                      (1)        (5)
Rail Fuel Hedging:
  Gross fair market asset position                            22          -
  Gross fair market (liability) position                       -        (49)
Trucking Fuel Hedging:
  Gross fair market asset position                             1          -
  Gross fair market (liability) position                       -         (2)
--------------------------------------------------------------------------------
Total asset (liability) position                            $ 78       $(15)
--------------------------------------------------------------------------------



  The Corporation's use of financial instruments had the following impact on pre-tax income for 1999 and 1998:

--------------------------------------------------------------------------------
Millions of Dollars                                         1999       1998
--------------------------------------------------------------------------------
Increase in interest expense
  from interest rate hedging                                $  1       $  4
Increase (decrease) in fuel expense
  from Rail fuel hedging                                     (53)        87
Increase (decrease) in fuel expense
  from Trucking fuel hedging                                  (1)         3
--------------------------------------------------------------------------------
(Increase) decrease in pre-tax income                       $(53)      $ 94
--------------------------------------------------------------------------------

Fair Value of Debt Instruments - The fair value of the Corporation's long- and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 1999, the fair value of total debt was less than the carrying value by approximately $160 million. Approximately $1.3 billion of fixed-rate debt securities contain call provisions that allow the Corporation to retire the debt instruments prior to final maturity subject, in certain cases, to the payment of premiums.

Sale of Receivables - The Railroad has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to third parties through a bankruptcy-remote subsidiary (the Subsidiary). The Subsidiary is collateralized by a $66 million note from UPRR. The amount of receivables sold fluctuates based upon the availability of the designated pool of receivables and is directly affected by changing business volumes and credit risks. At December 31, 1999 and December 31, 1998, accounts receivable are presented net of $576 million and $580 million, respectively, of receivables sold.


5. Properties

Major property accounts were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                                            1999      1998
--------------------------------------------------------------------------------
Railroad:
  Road and other                                            $25,781   $24,789
  Equipment                                                   7,755     7,545
--------------------------------------------------------------------------------
Total Railroad                                               33,536    32,334
Trucking                                                        804       785
Other                                                            30        26
--------------------------------------------------------------------------------
Total                                                       $34,370   $33,145
--------------------------------------------------------------------------------

  Accumulated depreciation accounts were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                                           1999      1998
--------------------------------------------------------------------------------
Railroad:
  Road and other                                           $ 4,218   $ 3,303
  Equipment                                                  2,272     2,568
--------------------------------------------------------------------------------
Total Railroad                                               6,490     5,871
Trucking                                                       345       325
Other                                                           16        10
--------------------------------------------------------------------------------
Total                                                      $ 6,851   $ 6,206
--------------------------------------------------------------------------------

6. Income Taxes

Components of income tax expense, excluding discontinued operations, were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                                    1999      1998    1997
--------------------------------------------------------------------------------
Current:
  Federal                                           $  (112)  $    13   $ (50)
  State                                                   2        (2)     (6)
--------------------------------------------------------------------------------
Total current                                          (110)       11     (56)
--------------------------------------------------------------------------------
Deferred:
  Federal                                               516       261     270
  State                                                  13        15      30
  Benefit of net operating loss                           -      (350)      -
--------------------------------------------------------------------------------
Total deferred                                          529       (74)    300
--------------------------------------------------------------------------------
Total                                               $   419   $   (63)  $ 244
--------------------------------------------------------------------------------

 Deferred tax liabilities (assets) comprise the following:

--------------------------------------------------------------------------------
Millions of Dollars                                         1999         1998
--------------------------------------------------------------------------------
Net current deferred tax asset                          $   (111)    $   (244)
--------------------------------------------------------------------------------
Excess tax over book depreciation                          7,497        7,314
State taxes - net                                            501          494
SP merger reserves                                           (35)         (50)
Long-term liabilities                                       (339)        (362)
Retirement benefits                                         (315)        (327)
Alternative minimum tax credits                             (218)        (192)
Net operating loss                                          (559)        (754)
Other                                                        183          185
--------------------------------------------------------------------------------
Net long-term deferred tax liability                       6,715        6,308
--------------------------------------------------------------------------------
Net deferred tax liability                              $  6,604     $  6,064
================================================================================

  The Corporation has a deferred tax asset reflecting the benefits of $1,596 million in net operating loss carry-forwards, which expire as follows:

--------------------------------------------------------------------------------
Millions of Dollars
--------------------------------------------------------------------------------
Expiring December 31:
  2002                             $  139
  2003                                262
  2004                                134
  2005                                136
  2006                                226
  2007-2018                           699
--------------------------------------------------------------------------------
Total                              $1,596
--------------------------------------------------------------------------------

  The Internal Revenue Code limits a corporation's ability to utilize its net operating loss carryforwards. The Corporation does not expect these limits to impact its ability to utilize its carryforwards. The Corporation has analyzed its deferred tax assets and believes a valuation allowance is not necessary.

  A reconciliation between statutory and effective tax rates of continuing operations is as follows:

--------------------------------------------------------------------------------
                             1999      1998      1997
--------------------------------------------------------------------------------
Statutory tax rate           35.0%    (35.0)%    35.0%
State taxes - net             0.8      (1.6)      2.3
Goodwill amortization and
  impairment [Note 1]         0.1      28.4       1.3
Dividend exclusion           (1.0)     (1.7)     (1.6)
Tax settlements              (1.3)        -      (0.9)
Other                         1.3       0.8         -
--------------------------------------------------------------------------------
Effective tax rate           34.9%     (9.1)%    36.1%
--------------------------------------------------------------------------------

  The Corporation is part of the Internal Revenue Service Coordinated Examination Program; therefore every year is examined by the Internal Revenue Service. All years prior to 1986 are either closed or have only immaterial issues outstanding. Years 1986 through 1998 are currently under examination. The Corporation believes it has adequately provided for federal and state income taxes.

Net payments (refunds) of income taxes were $(110) million in 1999, $(103) million in 1998 and $64 million in 1997.

7. Debt

Total debt is summarized below:

--------------------------------------------------------------------------------
Millions of Dollars                               1999        1998
--------------------------------------------------------------------------------
Notes and debentures,
  0% to 11.5% due through 2054                 $ 4,666     $ 4,219
Capitalized leases                               1,345       1,434
Medium-term notes,
  6.3% to 10.0% due through 2020                   950         985
Equipment obligations,
  6.0% to 10.3% due through 2019                   920         858
Term floating rate debt,
  5.3% to 5.7% due through 2012                    395         644
Credit facility borrowings,
  average of 5.6% in 1999                            -         200
Mortgage bonds,
  4.3% to 5.0% due through 2030                    175         175
Tax-exempt financings,
  4.2% to 5.7% due through 2026                    168         168
Commercial paper and bid notes,
  average of 5.5% in 1999 and 5.9% in 1998          67          56
Unamortized discount                               (46)        (47)
--------------------------------------------------------------------------------

Total debt                                       8,640       8,692
Less current portion                              (214)       (181)
--------------------------------------------------------------------------------
Total long-term debt                           $ 8,426     $ 8,511
--------------------------------------------------------------------------------

Debt Maturities - For the years 2000 through 2004, debt maturities are $214 million, $1.3 billion, $611 million, $670 million and $524 million, respectively. Interest payments approximate gross interest expense.

Mortgaged Properties - Approximately 30% of all rail equipment and other Railroad properties secures outstanding equipment obligations and mortgage bonds.

Credit Facilities - The Corporation has a $2.8 billion credit facility with various banks designated for general corporate purposes, all of which was unused at December 31, 1999. The facility expires in April 2001. Commitment fees and interest rates payable under the facility are similar to fees and rates available to comparably rated investment-grade corporate borrowers. To the extent the Corporation has long-term credit facilities available, commercial paper borrowings and other current maturities of long-term debt of $593 million, which are due within one year, have been reclassified as long-term debt maturing in the year 2001. This reclassification reflects the Corporation's intent to refinance these short-term borrowings and current maturities of long-term debt on a long-term basis through the issuance of additional commercial paper or new long-term financings, or by using the currently available long-term credit facility if alternative financing is not available.

Convertible Preferred Securities - Union Pacific Capital Trust (the Trust), a statutory business trust sponsored and wholly owned by the Corporation, issued $1.5 billion aggregate liquidation amount of 61/4% Convertible Preferred Securities (the CPS) in April 1998. Each of the CPS has a stated liquidation amount of $50 and is convertible, at the option of the holder, into shares of UPC's common stock, par value $2.50 per share (the Common Stock), at the rate of
0.7257 shares of Common Stock for each of the CPS, equivalent to a conversion price of $68.90 per share of Common Stock, subject to adjustment under certain circumstances. The CPS accrues and pays cash distributions quarterly in arrears at the annual rate of 61/4% of the stated liquidation amount. The Corporation owns all of the common securities of the Trust. The proceeds from the sale of the CPS and the common securities of the Trust were invested by the Trust in $1.5 billion aggregate principal amount of the Corporation's 61/4% Convertible Junior Subordinated Debentures due April 1, 2028 (the Debentures). The Debentures represent the sole assets of the Trust. The principal amount of the Debentures held by the Trust at December 31, 1999 was $1.5 billion.

  The Debentures accrue and pay interest quarterly in arrears at the annual rate of 61/4%. The Debentures mature on April 1, 2028, unless previously redeemed or repurchased in accordance with the terms of the indenture (the Indenture). The proceeds from the issuance of the Debentures were used by the Corporation for repayment of corporate borrowings.

  The Corporation has guaranteed, on a subordinated basis, distributions and other payments due on the CPS (the Guarantee). Considered together, the Corporation's obligations under the Debentures, the Indenture, the Guarantee and the Amended and Restated Declaration of Trust governing the Trust provide a full and unconditional guarantee by the Corporation of the Trust's obligations under the CPS.

  For financial reporting purposes, the Corporation has recorded distributions payable on the CPS as an interest charge to earnings in the statement of consolidated income.

Significant New Borrowings - During January 1999, the Corporation issued $600 million of 65/8% debentures with a maturity date of February 1, 2029. In September 1999, the Corporation issued $150 million of 73/8% notes with a maturity date of September 15, 2009. The proceeds from the issuance of these debentures and notes were used for repayment of debt and other general corporate purposes.

Shelf Registration - Under currently effective shelf registration statements, the Corporation may issue, from time to time, any combination of debt securities, preferred stock, or warrants for debt securities or preferred stock in one or more offerings. At December 31, 1999, the Corporation had $850 million remaining for issuance under the shelf registration. The Corporation has no immediate plans to issue equity securities.

Dividend Restrictions - The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $2.5 billion at December 31, 1999.

8. Leases

The Corporation leases certain locomotives, freight cars, trailers and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1999 were as follows:

--------------------------------------------------------------------------------
                                       Operating     Capital
Millions of Dollars                     Leases        Leases
--------------------------------------------------------------------------------
2000                                   $     415      $  219
2001                                         385         220
2002                                         310         192
2003                                         231         184
2004                                         207         197
Later years                                1,887       1,175
--------------------------------------------------------------------------------
Total minimum payments                    $3,435       2,187
--------------------------------------------------------------------------------
Amount representing interest                            (842)
--------------------------------------------------------------------------------
Present value of minimum lease payments               $1,345
--------------------------------------------------------------------------------

  Rent expense for operating leases with terms exceeding one month was $707 million in 1999, $672 million in 1998 and $590 million in 1997. Contingent rentals and sub-rentals are not significant.

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

Funding and Benefit Payments - Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment. The qualified plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The Corporation has settled a portion of the non-qualified unfunded supplemental plan's accumulated benefit obligation by purchasing annuities. The Corporation also provides medical and life insurance benefits on a cost sharing basis for qualifying employees. These costs are funded as incurred. In addition, contributions made to the System are expensed as incurred and amounted to approximately $426 million in 1999, $411 million in 1998, and $392 million in 1997.

  The following illustrates the change in the Corporation's projected benefit obligation for 1999 and 1998:

--------------------------------------------------------------------------------
                                                             Other
                                         Pension        Postretirement
                                         Benefits          Benefits
                                         --------          --------
Millions of Dollars                    1999      1998      1999     1998
-------------------------------------------------------------------------
Net benefit obligation at
  beginning of year                   $2,060   $1,849   $   444   $  425
Service cost                              46       40         8        8
Interest cost                            135      134        29       29
Plan amendments                           33        2        (2)      (2)
Actuarial (gain) loss                   (283)     137       (32)      12
Gross benefits paid                     (108)    (102)      (35)     (28)
--------------------------------------------------------------------------------
Net benefit obligation at
  end of year                         $1,883   $2,060   $   412   $  444
--------------------------------------------------------------------------------

  Changes in the Corporation's benefit plan assets are summarized as follows for 1999 and 1998:

--------------------------------------------------------------------------------
                                                              Other
                                         Pension         Postretirement
                                         Benefits           Benefits
                                         --------           --------
Millions of Dollars                  1999       1998     1999     1998
------------------------------------------------------------------------
Fair value of plan assets
  at beginning of year               $2,100     $1,858    $   -    $   -
Actual return on
  plan assets                           345        331        -        -
Employer contributions                   30         13       35       28
Gross benefits paid                    (108)      (102)     (35)     (28)
--------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     $2,367     $2,100    $   -    $   -
--------------------------------------------------------------------------------

  The components of funded status of the benefit plans for 1999 and 1998 were as follows:

--------------------------------------------------------------------------------
                                                              Other
                                         Pension          Postretirement
                                        Benefits             Benefits
                                        --------             --------
Millions of Dollars                   1999       1998     1999     1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Funded status at
  end of year                       $  484     $   40    $(412)   $(444)
Unrecognized net
  actuarial gain                      (929)      (449)     (75)     (44)
Unrecognized prior
  service cost (credit)                144        107      (21)     (26)
Unrecognized net
  transition obligation                (12)       (16)       -        -
--------------------------------------------------------------------------------
Net liability recognized
  at end of year                    $ (313)    $ (318)   $(508)   $(514)
--------------------------------------------------------------------------------

  In 1999 and 1998, $30 million and $29 million, respectively, of the total pension and other post-retirement liability were classified as a current liability.

  Amounts recognized for the benefit plan liabilities in the statement of consolidated financial position for 1999 and 1998 consisted of:

--------------------------------------------------------------------------------
                                                                   Other
                                           Pension            Postretirement
                                           Benefits              Benefits
                                        --------------       ----------------
Millions of Dollars                      1999    1998         1999     1998
--------------------------------------------------------------------------------
Prepaid benefit cost                    $   2   $   1        $    -   $    -
Accrued benefit cost                     (315)   (319)         (508)    (514)
Additional minimum
  liability                               (31)    (15)            -        -
Intangible assets                          28      15             -        -
Accumulated other
  comprehensive income                      3       -             -        -
--------------------------------------------------------------------------------
Net liability recognized
  at end of year                        $(313)  $(318)       $ (508)  $ (514)
--------------------------------------------------------------------------------

  The components of the Corporation's net periodic pension costs for the years ended December 31, 1999, 1998 and 1997 were as follows:

----------------------------------------------------------------------------------------------
                                                                Other
                                    Pension                 Postretirement
                                   Benefits                   Benefits
                                   --------                   --------
Millions of Dollars         1999     1998      1997    1999     1998      1997
----------------------------------------------------------------------------------------------
Service cost               $  46      $  40   $  33   $   7      $   8   $   8
Interest cost                135        134     122      29         29      30
Expected return on
  assets                    (158)      (144)   (118)      -          -       -
Amortization of:
  Transition obligation       (4)         1       2       -          -       -
  Prior service
    cost (credit)             15         12       9      (7)        (7)     (7)
  Actuarial gain (loss)       (9)         3     (11)     (1)        (3)     (3)
----------------------------------------------------------------------------------------------
Total net periodic
  benefit cost             $  25      $  46   $  37   $  28      $  27   $  28
----------------------------------------------------------------------------------------------

  As of year-end 1999 and 1998, approximately 25% and 31%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder in equity securities.

  The weighted-average actuarial assumptions for the years ended December 31, 1999, 1998 and 1997 were as follows:

----------------------------------------------------------------------------------------------
                                                                Other
                                   Pension                 Postretirement
                                  Benefits                    Benefits
                                  ---------                   --------
Percentages                1999     1998     1997     1999      1998        1997
----------------------------------------------------------------------------------------------
Discount rate               8.0%      6.75%   7.0%     8.0%     6.75%       7.0%
Expected return on
  plan assets              10.0        9.0    9.0      N/A        N/A       N/A
Rate of compensation
  increase                  5.0       3.75    4.0      5.0      3.75        4.0
                             to         to              to        to
                           4.75        5.0            4.75       5.0
Health care cost trend:
  Current                   N/A        N/A    N/A      7.7       9.0        9.0
  Level in 2005             N/A        N/A    N/A      5.5       4.5        4.5
----------------------------------------------------------------------------------------------

  Assumed health care cost trend rates have a significant effect on the amount reported for health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                             One % pt.      One % pt.
Millions of Dollars                          increase        decrease
--------------------------------------------------------------------------------
Effect on total service and interest
  cost components                            $   4          $    (3)
Effect on postretirement benefit obligation     40              (34)
--------------------------------------------------------------------------------

10. Stock Options and Other Stock Plans

Options - The Corporation applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock plans. Pursuant to the Corporation's stock option and retention stock plans for officers and key employees, 4,807,783, 4,493,578 and 8,997,375 common shares were available for grant at December 31, 1999, 1998 and 1997, respectively. Options are granted at market value on the grant date and are exercisable for a period of 10 years from the grant date. Options generally become exercisable no earlier than one year after grant.

Retention and Restricted Stock - The plans provide for awarding retention shares of common stock or stock units (the right to receive shares of common stock) to eligible employees. These awards are subject to forfeiture if employment terminates during the prescribed retention period or, in some cases, if certain prescribed stock price or other financial criteria are not met. Restricted stock awards are issued to non-employee directors and subject to forfeiture if certain service requirements are not met. During 1999, 26,300 retention shares and stock units were issued at a weighted-average fair value of $52.41. During 1998, 322,025 retention and restricted shares were issued at a weighted-average fair value of $51.77. No retention or restricted shares were issued in 1997. A portion of the retention awards issued in 1999 and 1998 are subject to stock price or performance targets. The cost of retention shares is amortized to expense over the vesting period. In 1999, 1998 and 1997, UPC expensed $3 million, $16 million and $24 million, respectively, to amortize retention and restricted stock awards.

Executive Stock Purchase Incentive Plan - The Corporation adopted the plan effective October 1, 1999 in order to encourage and facilitate ownership of common stock by officers and other key executives of the Corporation and its subsidiaries and allow the plan participants to share in the same risks and rewards as the Corporation's other shareholders.

  Under the plan, the participants purchased a total of one million shares of the Corporation's common stock with the proceeds of 6.02% interest-bearing, full recourse loans from the Corporation. Loans totaled $47 million. Deferred cash payments will be awarded to the participants to repay interest and the loan principal if certain performance and retention criteria are met within a forty-month period ending January 1, 2003. The cost of this plan is amortized to expense over the forty-month period. In 1999, UPC expensed $2 million to amortize the deferred cash payments.

Determination of Fair Value of Options - The fair value of each stock option granted is estimated for the determination of pro forma expense using a Black-Scholes option-pricing model. The expense impact of the option grant is reflected in pro forma results, included in the table below, over the options' vesting period and is determined as of the date of grant. During 1999, 44,250 options were granted at a weighted-average option price of $54.25. The pro forma expense determination for options granted in 1999 was valued using the following weighted-average assumptions: dividend yield of 1.8%, risk-free interest rate of 6.4%, expected option period of four years, and volatility of 28.3%. During 1998, 15,653,880 options were granted at a weighted-average option price of $53.10. The pro forma expense determination for options granted in 1998 was based on the following weighted-average assumptions: dividend yield of 1.8%, risk-free interest rate of 4.5%, expected option period of four years, and volatility of 24.2%. The weighted-average fair value of options granted in 1999 and 1998 was $14.94 and $11.69, respectively. There were no options granted during 1997.

  Pro forma net income (loss) and EPS for 1999, 1998 and 1997, including compensation expense for options that vested in each year, were as follows:

--------------------------------------------------------------------------------
Millions of Dollars,
Except Per Share Amounts      1999      1998/[a]/    1997
--------------------------------------------------------------------------------
Net income (loss)             $ 755     $ (672)      $ 418
EPS - Basic                   $3.06     $(2.73)      $1.70
EPS - Diluted                 $3.01     $(2.73)      $1.69
--------------------------------------------------------------------------------

/[a]/ During 1998, the Corporation implemented a broad-based option program that granted each employee 200 options at $55.00 per share. This program resulted in 11,236,400 new options in 1998 and generated an after-tax pro forma compensation expense of $28 million in 1999 and $21 million in 1998. The conversion of these options will be effected with treasury shares and are not issued under the stock option plan for officers and key employees.

 Changes in common stock options outstanding were as follows:

--------------------------------------------------------------------------------
                                                            Weighted-
                                          Shares         Average Option
                                       Under Option      Price Per Share
--------------------------------------------------------------------------------
Balance December 31, 1996              13,204,667        $    43.42
Granted                                         -                 -
Exercised                              (1,620,648)            32.85
Expired/Surrendered                      (247,676)            55.61
--------------------------------------------------------------------------------
Balance December 31,1997               11,336,343             44.65
Granted/[a]/                           15,653,880             53.10
Exercised                                (315,528)            27.52
Expired/Surrendered                      (175,116)            56.13
--------------------------------------------------------------------------------
Balance December 31, 1998              26,499,579             49.77
Granted                                    44,250             54.25
Exercised                                (921,169)            31.58
Expired/Surrendered                      (231,190)            53.06
--------------------------------------------------------------------------------
Balance December 31, 1999              25,391,470             50.41
--------------------------------------------------------------------------------

/[a]/ During 1998, the Corporation implemented a broad-based option program that granted each employee 200 options at $55.00 per share. This program resulted in 11,236,400 new options in 1998.

 Stock options outstanding at December 31, 1999 were as follows:

--------------------------------------------------------------------------------
                                                  Weighted-   Weighted-
                                                    Average     Average
                                  Number of        Years to      Option
                                    Options      Expiration       Price
--------------------------------------------------------------------------------
Range of Option Prices:
 $6.02 to $42.25                   3,605,949             4       $32.16
 $42.87 to $48.19                  5,120,276             8        46.51
 $52.88 to $62.40                 16,665,245             8        55.56
--------------------------------------------------------------------------------
Balance December 31, 1999         25,391,470             7        50.41
--------------------------------------------------------------------------------

  Stock options exercisable at December 31, 1999 were as follows:

                                                 Weighted-   Weighted-
                                                   Average     Average
                                    Number of     Years to      Option
                                    Options     Expiration       Price
-----------------------------------------------------------------------
Range of Option Prices:
 $6.02 to $31.60                     2,747,469        5      $ 30.66
 $32.26 to $43.75                    1,688,309        4        40.09
 $45.69 to $62.40                    7,703,956        8        51.66
-----------------------------------------------------------------------
Balance December 31, 1999           12,139,734        7        45.30
-----------------------------------------------------------------------

11. Earnings Per Share

The following table provides a reconciliation between basic and diluted earnings per share for the years ended:

------------------------------------------------------------------------------------
Millions, Except Per Share Amounts                  1999        1998        1997
------------------------------------------------------------------------------------
Income Statement Data:
 Income (loss) from
   continuing operations                          $   783       $ (633)     $  432
 Income (loss) available to
   common stockholders from
    continuing operations                             783         (633)        432
 Gain on disposal of
   discontinued operations                             27            -           -
------------------------------------------------------------------------------------
 Net income (loss) available
   to common stockholders -
    Basic                                             810         (633)        432
 Dilutive effect of interest
   associated with the CPS/[a]/                        58            -           -
------------------------------------------------------------------------------------
 Net income (loss) available
   to common stockholders -
    Diluted                                       $   868       $ (633)     $  432
------------------------------------------------------------------------------------
Weighted-Average Number of
 Shares Outstanding:
   Basic                                            246.6        246.0       245.7
   Dilutive effect of common
    stock equivalents/[b]/                           23.2            -         2.4
------------------------------------------------------------------------------------
Diluted                                             269.8        246.0       248.1
------------------------------------------------------------------------------------
Earnings Per Share - Basic:
 Income (loss) from
   continuing operations                          $  3.17       $(2.57)     $ 1.76
 Income from discontinued
   operations                                        0.11            -           -
------------------------------------------------------------------------------------
Net income (loss)                                 $  3.28       $(2.57)     $ 1.76
------------------------------------------------------------------------------------
Earnings Per Share - Diluted:/[b]/
 Income (loss) from
   continuing operations                          $  3.12       $(2.57)     $ 1.74
 Income from discontinued
   operations                                        0.10            -           -
------------------------------------------------------------------------------------
Net income (loss)                                $   3.22       $(2.57)     $ 1.74
------------------------------------------------------------------------------------

/[a]/ 1998 excluded the anti-dilutive impact of $44 million of interest associated with the Convertible Preferred Securities (Note 7).
/[b]/ Excluded the effect of anti-dilutive common stock equivalents related to options and Convertible Preferred Securities (Note 7), which were 1.4 million and 16.3 million, respectively, at December 31, 1998.

12. Commitments and Contingencies

There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to federal, state and local environmental laws and regulations, pursuant to which it is currently participating in the investigation and remediation of numerous sites. In addition, the Corporation and its subsidiaries also periodically enter into financial and other commitments in connection with their businesses, and have retained certain contingent liabilities upon the disposition of formerly-owned operations. It is not possible at this time for the Corporation to determine fully the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Corporation has recorded a liability. The Corporation does not expect that any known lawsuits, claims, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Certain potentially significant contingencies relating to the Corporation's and its subsidiaries' businesses are detailed below.

Customer Claims - Some customers have submitted claims for damages related to shipments delayed by the Railroad as a result of congestion problems in 1997 and 1998, and certain customers have filed lawsuits seeking relief related to such delays. Some customers also asserted that they have the right to cancel contracts as a result of alleged material breaches of such contracts by the Railroad. The Corporation accrued amounts for these claims in 1998 and 1997. No additional amounts were accrued in 1999.

Environmental Issues - For environmental sites where remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 1999, the Corporation had accrued $197 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs could be lower or significantly higher than the recorded reserve.

Shareholder Lawsuits - UPC and certain of its current and former directors and officers are defendants in two purported class actions, which have been consolidated into one proceeding. The consolidated complaint alleges, among other things, that the Corporation violated the federal securities laws by failing to disclose material facts and making materially false and misleading statements concerning the service, congestion and safety problems encountered following the Corporation's acquisition of Southern Pacific in 1996. These lawsuits were filed in late 1997 in the United States District Court for the Northern District of Texas and seek to recover unspecified amounts of damages. Management believes that the plaintiffs' claims are without merit and intends to defend them vigorously. The defendants have moved to dismiss this action, and the motion has been fully briefed and is awaiting a decision by the Court.

  In addition to the class action litigation, a purported derivative action was filed on behalf of the Corporation and the Railroad in September 1998 in the District Court for Tarrant County, Texas, naming as defendants the then-current and certain former directors of the Corporation and the Railroad and, as nominal defendants, the Corporation and the Railroad. The derivative action alleges, among other things, that the named directors breached their fiduciary duties to the Corporation and the Railroad by approving and implementing the Southern Pacific merger without informing themselves of its impact or ensuring that adequate controls were put in place and by causing UPC and the Railroad to make misrepresentations about the Railroad's service problems to the financial markets and regulatory authorities. The Corporation's Board of Directors established a special litigation committee consisting of three independent directors to review the plaintiff's allegations, and determine whether it is in UPC's best interest to pursue them. The committee has unanimously concluded that further prosecution of the derivative action on behalf of the Corporation and the Railroad is not in the best interest of either such company. Accordingly, the Corporation and UPRR have filed with the Court to dismiss the derivative action. The plaintiff has not yet responded to this motion. The individual defendants believe that these claims are without merit and intend to defend them vigorously.

13. Other Income

Other income included the following:

--------------------------------------------------------------------------------
Millions of Dollars                      1999    1998    1997
--------------------------------------------------------------------------------
Net gain on asset dispositions          $  74   $ 125   $ 102
Rental income                              63      55      75
Interest income                            18      28      17
Loss on sale of Skyway                      -     (18)    (65)
Other - net                               (24)     (1)      8
--------------------------------------------------------------------------------
Total                                   $ 131   $ 189   $ 137
--------------------------------------------------------------------------------


14. Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), that would have been effective January 1, 2000. In June 1999, the Financial Accounting Standards Board issued Statement No. 137, "Accounting for Derivatives Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" postponing the effective date for implementing FAS 133 to fiscal years beginning after June 15, 2000. While management is still in the process of determining the full effect FAS 133 will have on the Corporation's financial statements, management has determined that FAS 133 will increase the volatility of the Corporation's asset, liability and equity (comprehensive income) positions as the change in the fair market value of all financial instruments the Corporation uses for fuel or interest rate hedging purposes will, upon adoption of FAS 133, be recorded in the Corporation's Statement of Financial Position (Note 4). In addition, to the extent fuel hedges are ineffective due to pricing differentials resulting from the geographic dispersion of the Corporation's operations, income statement recognition of the ineffective portion of the hedge position will be required. Management does not anticipate that the final adoption of FAS 133 will have a material impact on UPC's consolidated financial statements.


15. Comprehensive Income

The components of comprehensive income were as follows:

--------------------------------------------------------------------------------
Millions of Dollars                    1999    1998   1997
--------------------------------------------------------------------------------
Net Income (Loss)                     $ 810   $(633)  $ 432
Other comprehensive income (loss):
  Minimum pension liability
    adjustment (net of tax
      benefit of $1)                     (2)      -       -
  Change in accumulated
    translation adjustment (net
      of tax benefit of $2)              (4)      -       -
--------------------------------------------------------------------------------
Total comprehensive income (loss)     $ 804   $(633)  $ 432
--------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION (unaudited)
Selected Quarterly Data

Selected unaudited quarterly data are as follows:

--------------------------------------------------------------------------------------------------------
Millions of Dollars,
Except Per Share Amounts
--------------------------------------------------------------------------------------------------------
1999                          Mar 31      June 30     Sep 30/[a]/     Dec 31
--------------------------------------------------------------------------------------------------------
Operating Revenues           $2,740         $2,773        $2,893       $2,867
Operating Income                362            441           515          486
Income from
  Continuing Operations         129            194           218          242
Net Income                      129            194           245          242
Per Share - Basic:
  Income from
    Continuing Operations      0.52           0.79          0.88         0.98
  Net Income                   0.52           0.79          0.99         0.98
Per Share - Diluted:
  Income from
    Continuing Operations      0.52           0.77          0.86         0.95
  Net Income                   0.52           0.77          0.96         0.95
Dividends Per Share            0.20           0.20          0.20         0.20
Common Stock Price:
  High                        55.00          67.88         60.69        56.50
  Low                         44.63          50.88         46.94        39.00
--------------------------------------------------------------------------------------------------------
1998                         Mar 31   June 30/[b]/        Sep 30  Dec 31/[c]/
--------------------------------------------------------------------------------------------------------
Operating Revenues           $2,586         $2,623        $2,660       $2,684
Operating Income (Loss)          33           (139)          210         (275)
Income (Loss) from
  Continuing Operations         (62)          (154)           34         (451)
  Net Income (Loss)             (62)          (416)           34         (189)
Per Share - Basic:
  Income (Loss) from
    Continuing Operations     (0.25)         (0.63)         0.14        (1.83)
  Net Income (Loss)           (0.25)         (1.69)         0.14        (0.77)
Per Share - Diluted:
  Income (Loss) from
    Continuing Operations     (0.25)         (0.63)         0.14        (1.83)
  Net Income (Loss)           (0.25)         (1.69)         0.14        (0.77)
Dividends Per Share            0.20           0.20          0.20         0.20
Common Stock Price:
  High                        63.75          58.25         47.75        49.50
  Low                         49.00          42.38         37.31        41.56
--------------------------------------------------------------------------------------------------------

/[a]/ Included a one-time, after-tax gain of $27 million from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary (see Note 3 to the Consolidated Financial Statements).
/[b]/ Included a $262 million provision for the anticipated sale of Overnite (see Note 1 to the Consolidated Financial Statements).
/[c]/ Included a $547 million charge for the revaluation of Overnite goodwill and the reversal of the $262 million provision for the potential sale of Overnite (see Note 1 to the Consolidated Financial Statements).


Stockholders and Dividends

The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 31, 2000, there were 247,844,032 shares of outstanding common stock and approximately 43,200 common stockholders of record. At that date, the closing price of the common stock on the New York Stock Exchange was $40.13. Cash dividends declared on common stock by the Corporation were $0.80 per share in 1999 and 1998. The Corporation has paid dividends to its common stockholders during each of the past 100 years. See
Note 7 to the Consolidated Financial Statements for a discussion regarding restrictions relating to the payment of cash dividends.


Rail Transportation

Commodities

Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total were as follows:

--------------------------------------------------------------------------------
                             1999             1998             1997
--------------------------------------------------------------------------------
Percent of Total        RTM      CR      RTM     CR       RTM      CR
--------------------------------------------------------------------------------
Agricultural              14.7%   14.4%   14.1%    14.4%   15.3%   14.8%
Automotive                 3.2    10.6     3.1     10.3     3.4     9.8
Chemicals                 11.3    16.2    11.4     16.9    12.1    17.7
Energy                    40.0    22.0    40.1     22.0    36.1    19.7
Industrial Products       16.2    19.3    16.5     19.7    17.2    20.1
Intermodal                14.6    17.5    14.8     16.7    15.9    17.9
--------------------------------------------------------------------------------
Total                      100%    100%    100%     100%    100%    100%
--------------------------------------------------------------------------------
Total (billions)         473.1   $ 9.9   432.1   $  9.1   451.8   $ 9.7
--------------------------------------------------------------------------------


Capital Expenditures

--------------------------------------------------------------------------------
Millions of Dollars       1999       1998     1997
--------------------------------------------------------------------------------
Roadway and other         $1,377    $ 1,538   $1,534
Equipment                    400        506      501
--------------------------------------------------------------------------------
     Total                $1,777    $ 2,044   $2,035
--------------------------------------------------------------------------------

Equipment

--------------------------------------------------------------------------------
                                           1999      1998      1997
--------------------------------------------------------------------------------
Owned or leased at year-end:
  Locomotives                             6,974     7,083     6,966
  Freight cars:
    Covered hoppers                      39,212    40,097    41,149
    Boxcars                              20,864    23,263    24,718
    Open-top hoppers                     19,828    20,324    20,674
    Gondolas                             18,099    17,828    16,083
    Other                                16,726    18,264    17,143
  Work equipment                          9,927     9,218    10,045
Purchased or leased during the year:
  Locomotives                               187       256       276
  Freight cars                              453     2,120     1,525
--------------------------------------------------------------------------------
Average age of equipment (years):
  Locomotives                              15.4      14.4      14.4
  Freight cars                             19.3      20.1      19.3
--------------------------------------------------------------------------------
Bad order ratio - freight cars              5.4%      4.5%      4.4%
--------------------------------------------------------------------------------


Track

--------------------------------------------------------------------------------
Miles                                      1999      1998      1997
--------------------------------------------------------------------------------
Main line                                26,963    27,197    27,421
Branch line                               6,378     6,509     7,526
Yards, sidings and other
  main lines                             21,660    21,597    21,588
--------------------------------------------------------------------------------
Total                                    55,001    55,303    56,535
--------------------------------------------------------------------------------

Track miles of continuous
  welded rail at year-end                24,771    23,647    23,392
Track miles under centralized
  traffic control at year-end            16,199    15,944    15,590
Track miles of rail replaced:
  New                                       950       858       716
  Used                                      444       341       273
Track miles re-ballasted                  4,579     3,259     3,557
Ties replaced (thousands)                 3,293     2,691     3,853
--------------------------------------------------------------------------------


Rail Operations

--------------------------------------------------------------------------------
                                           1999      1998      1997
--------------------------------------------------------------------------------
Operating ratio (%)                        82.1      95.4      87.4
Carloads (thousands)                      8,556     7,998     8,453
Average commodity revenue
  per car                               $ 1,151   $ 1,134   $ 1,149
Average price of diesel fuel
  per gallon                                 56c       62c       71c
--------------------------------------------------------------------------------


Trucking

Freight Operations

--------------------------------------------------------------------------------
                                           1999      1998      1997
--------------------------------------------------------------------------------
Shipments (thousands):
  Less-than-truckload                     7,686     7,768     7,482
  Truckload                                  22        21        24
--------------------------------------------------------------------------------
Total                                     7,708     7,789     7,506
--------------------------------------------------------------------------------
Tonnage (thousands):
  Less-than-truckload                     3,974     3,983     3,841
  Truckload                                 224       226       269
--------------------------------------------------------------------------------
Total                                     4,198     4,209     4,110
--------------------------------------------------------------------------------
Revenue per hundredweight               $ 12.26   $ 11.98   $ 11.24
--------------------------------------------------------------------------------
Operating ratio (%)/[a]/                   98.1      94.8      96.8
--------------------------------------------------------------------------------

/[a]/ Excluded goodwill amortization and the $547 million one-time goodwill revaluation charge in 1998 and goodwill amortization in 1998 and 1997.


Equipment and Service Centers

--------------------------------------------------------------------------------
                                        1999     1998     1997
--------------------------------------------------------------------------------
Owned or leased at year-end:
  Tractors                             5,288    4,839    4,799
  Trailers                            20,111   19,460   19,439
  Straight trucks                         77       77       77
  Automobiles and service units          158      160      162
  Service centers                        166      165      164
--------------------------------------------------------------------------------
Average age of equipment (years):
  Tractors                               6.0      6.8      7.1
  Trailers                               9.0      8.4      8.7
--------------------------------------------------------------------------------


Capital Expenditures

--------------------------------------------------------------------------------
Millions of Dollars                     1999     1998     1997
--------------------------------------------------------------------------------
Revenue equipment                    $    36  $    33  $    24
Other                                     19       26       16
--------------------------------------------------------------------------------
Total                                $    55  $    59  $    40
--------------------------------------------------------------------------------


TEN-YEAR FINANCIAL SUMMARY/[a]/
Union Pacific Corporation and
 Subsidiary Companies

------------------------------------------------------------------------------------------------------------------------------------
                           Millions of Dollars, Except Per Share Amounts, Ratios and Employee Statistics
                                          1999  1998/[b]/     1997    1996    1995  1994/[c]/  1993/[d]/    1992  1991/[e]/     1990
------------------------------------------------------------------------------------------------------------------------------------
For the Year
Operating Revenue                      $11,273     10,553   11,079   8,786   7,486      6,492      6,002   5,773      5,687    5,739
Operating Income (Loss)                  1,804       (171)   1,144   1,432   1,242      1,145      1,015     992        139      905
Income (Loss)/[f]/                         783       (633)     432     733     619        568        412     456       (123)     374
Net Income (Loss)                          810       (633)     432     904     946        546        530     728         64      618
Per Share - Basic:
 Income (Loss)/[f]/                       3.17      (2.57)    1.76    3.38    3.02       2.77       2.01    2.24      (0.61)    1.87
 Net Income (Loss)                        3.28      (2.57)    1.76    4.17    4.62       2.66       2.59    3.58       0.32     3.09
Per Share - Diluted:
 Income (Loss)/[f]/                       3.12      (2.57)    1.74    3.36    3.01       2.76       2.00    2.24      (0.60)    1.86
 Net Income (Loss)                        3.22      (2.57)    1.74    4.14    4.60       2.66       2.58    3.57       0.31     3.08
Dividends Per Share                       0.80       0.80     1.72    1.72    1.72       1.66       1.54    1.42       1.31     1.18
Operating Cash Flow                      1,869        565    1,600   1,657   1,454      1,079        975     842        794      904
Capital Investments                      1,834      2,111    2,101   1,360   1,058        876        899     864        667      674
Average Employees                       64,200     65,100   65,600  54,800  49,500     45,500     44,000  42,800     43,800   45,400
Revenues Per Employee
  (000)                                  175.6      162.1    168.9   160.3   151.4      143.0      136.3   135.0      129.9    126.4
------------------------------------------------------------------------------------------------------------------------------------
At Year-End
Total Assets                           $29,888     29,374   28,860  27,990  19,500     14,543     13,797  12,901     12,272   12,063
Total Debt                               8,640      8,692    8,518   8,027   6,364      4,479      4,105   4,035      3,966    3,982
Common Stockholders'
   Equity                                8,001      7,393    8,225   8,225   6,364      5,131      4,885   4,639      4,163    4,277
Equity Per Common Share                  32.29      29.88    33.30   33.35   30.96      24.92      23.81   22.75      20.52    21.63
------------------------------------------------------------------------------------------------------------------------------------
Additional Data
Rail Commodity Revenue                 $ 9,851      9,072    9,712   7,419   6,105      5,216      4,873   4,819      4,708    4,630
Trucking Revenue                         1,062      1,034      946     961     976      1,037        939     873        800      805
Rail Carloads                            8,556      7,998    8,453   6,632   5,568      4,991      4,619   4,458      4,304    4,158
Trucking Shipments                       7,708      7,789    7,506   8,223   8,332      8,593      8,206   7,669      7,106    7,475
Rail Operating Ratio (%)                  82.1       95.4     87.4    79.1    78.1       77.9       79.1    79.0       80.4     80.8
Trucking Operating
  Ratio (%)/[g]/                          98.1       94.8     96.8   104.9   103.0       91.3       90.2    90.9       91.9     90.4
------------------------------------------------------------------------------------------------------------------------------------
Financial Ratios (%)
Debt to Capital Employed                  47.6       49.4     50.9    49.4    50.0       46.6       45.7    46.5       48.8     48.2
Return on Equity/[h]/                     10.5       (8.1)     5.3    12.4    16.5       10.9       11.1    16.5        1.5     15.1

/[a]/ Data included the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1, 1996, Chicago and North Western Transportation Company as of May 1, 1995 and Skyway Freight Systems, Inc. as of May 31, 1993, and reflects the disposition of the Corporation's natural resources subsidiary in 1996 and waste management subsidiary in 1995.
/[b]/ 1998 operating loss and net loss included a $547 million pre-and after-tax charge for the revaluation of Overnite goodwill (see Note 1 to the Consolidated Financial Statements).
/[c]/ 1994 net income included a net after-tax loss of $404 million from the sale of the Corporation's waste management operations.
/[d]/ 1993 net income included a net after-tax charge for the adoption of changes in accounting methods for income taxes, postretirement benefits other than pensions and revenue recognition, and a one-time charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993.
/[e]/ Net income included special charges of $870 million pre-tax ($575 million after-tax).
/[f]/ Based on results from continuing operations.
/[g]/ Excluded goodwill amortization in all years, and the revaluation of goodwill in 1998.
/[h]/ Based on average common stockholders' equity.

BOARD OF DIRECTORS

Philip F. Anschutz
Chairman
Anschutz Company
Energy, transportation,
communications and real estate

Robert P. Bauman
Retired Chief Executive
SmithKline Beecham p.l.c.
Pharmaceutical products

Richard B. Cheney
Chairman and Chief Executive Officer
Halliburton Company
Specialized services for the
petroleum industry

E. Virgil Conway
Chairman
Metropolitan Transportation Authority
Public transportation

Richard K. Davidson
Chairman, President and
Chief Executive Officer
Union Pacific Corporation
Chairman and Chief Executive Officer
Union Pacific Railroad Company

Thomas J. Donohue
President and Chief Executive Officer
U.S. Chamber of Commerce
Business federation

Spencer F. Eccles
Chairman and Chief Executive Officer
First Security Corporation
Bank holding company

Ivor J. Evans
President and Chief Operating Officer
Union Pacific Railroad Company

Elbridge T. Gerry, Jr.
Partner
Brown Brothers Harriman & Co.
Bankers

Judith Richards Hope
Senior Counsel
Paul, Hastings, Janofsky & Walker
Law

Richard J. Mahoney
Retired Chairman and
Chief Executive Officer
Monsanto Company
Agricultural, pharmaceutical and
food products

Richard D. Simmons
Retired President
International Herald Tribune
Communications

BOARD COMMITTEES

Executive Committee
Philip F. Anschutz, Chair
Robert P. Bauman
E. Virgil Conway
Richard K. Davidson
Elbridge T. Gerry, Jr.
Judith Richards Hope

Compensation and Benefits Committee
E. Virgil Conway, Chair
Robert P. Bauman
Richard B. Cheney
Thomas J. Donohue
Richard D. Simmons

Audit Committee
Judith Richards Hope, Chair
Thomas J. Donohue
Spencer F. Eccles
Richard D. Simmons

Finance Committee
Elbridge T. Gerry, Jr., Chair
Philip F. Anschutz
Spencer F. Eccles
Judith Richards Hope
Richard J. Mahoney

Corporate Governance and Nominating Committee
Robert P. Bauman, Chair
Philip F. Anschutz
Richard B. Cheney
Elbridge T. Gerry, Jr.
Richard J. Mahoney

SENIOR OFFICERS

Union Pacific Corporation and Subsidiary Companies

Richard K. Davidson
Chairman, President and
Chief Executive Officer
Union Pacific Corporation
Chairman and Chief Executive Officer
Union Pacific Railroad Company

Ivor J. Evans
President and Chief Operating Officer
Union Pacific Railroad Company

Leo H. Suggs
Chairman and Chief Executive Officer
Overnite Transportation Company

James A. Shattuck
Vice Chairman
Union Pacific Railroad Company

L. Merill Bryan, Jr.
Senior Vice President -
Information Technologies
Union Pacific Corporation

Dennis J. Duffy
Executive Vice President - Operations
Union Pacific Railroad Company

Charles R. Eisele
Vice President -
Strategic Planning and Administration
Union Pacific Corporation

Bernard R. Gutschewski
Vice President - Taxes
Union Pacific Corporation

Mary Sanders Jones
Vice President and Treasurer
Union Pacific Corporation

R. Bradley King
Executive Vice President -
Network Design and Integration
Union Pacific Railroad Company

John J. Koraleski
Executive Vice President -
Marketing and Sales
Union Pacific Railroad Company

Mary E. McAuliffe
Vice President - External Relations
Union Pacific Corporation

Richard J. Putz
Vice President and Controller
Union Pacific Corporation

Barbara W. Schaefer
Senior Vice President - Human Resources
Union Pacific Corporation

Gary F. Schuster
Vice President - Corporate Relations
Union Pacific Corporation

Robert F. Starzel
Senior Vice President -
Corporate Relations
Union Pacific Corporation

Carl W. von Bernuth
Senior Vice President,
General Counsel and Secretary
Union Pacific Corporation

James R. Young
Executive Vice President - Finance
Chief Financial Officer
Union Pacific Corporation

CORPORATE INFORMATION

Executive Offices
1416 Dodge Street, Room 1230
Omaha, NE 68179
(402) 271-5777
http://www.up.com

Union Pacific Railroad Company
1416 Dodge Street
Omaha, NE 68179
http://www.uprr.com

Overnite Transportation Company
1000 Semmes Avenue
PO Box 1216
Richmond, VA 23218-1216
http://www.overnite.com

Union Pacific Technologies
7930 Clayton Road
St. Louis, MO 63117-1368
http://www.up.com/upt/

External Relations Office
600 13th Street, N.W.
Suite 340
Washington, D.C. 20005

Transfer Agent and Registrar of Stock
Harris Trust and Savings Bank
For U. S. mail
Attn: Shareholder Services 311/11
PO Box A3504
Chicago, IL 60690-3504

For express service deliveries
Attn: Shareholder Services
311 West Monroe Street, 11th Floor
Chicago, IL 60606

Most questions regarding your account may be answered by contacting the automated Harris Shareholder Services Help Line at (800) 317-2512 from your touch-tone phone, 24 hours a day, 7 days a week. Service representatives are available on the Help Line from 8:30 a.m. to 5:00 p.m. Central Time, Monday through Friday, to assist with problems not addressed by the Help Line. You may also write to Harris Trust and Savings at the appropriate address above.

Stock Listing

New York Stock Exchange
Ticker Symbol: UNP

Annual Meeting of Stockholders

April 21, 2000, 8:30 a.m.
Little America Hotel
500 South Main Street
Salt Lake City, UT

Publications

Copies of the Corporation's 1999 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, or the shareholder report, "Commitment to Diversity," may be obtained by writing to:

Secretary
Union Pacific Corporation
1416 Dodge Street, Room 1230
Omaha, NE 68179

Information Sources

Media and public relations inquiries should be directed to Corporate Relations at the Executive Offices address, or call (402) 271-3475.
Investors and financial analysts can contact Investor Relations in Omaha or call
(402) 271-4227.

Individual shareholder questions should be directed to the Corporation's Transfer Agent as listed at left. News releases, investor fact books and other general information about Union Pacific are also available on the Internet at http://www.up.com.

Quarterly Earnings Information

Copies of press releases and Securities and Exchange Commission filings covering quarterly earnings information may be obtained by telephoning (toll-free), or writing the Corporation's Transfer Agent as listed at left. They are also available on the Internet at http://www.up.com.


                                   BACK COVER