Form 10-K, Exhibit 13
period 2000-12-31
UNION PACIFIC CORP
filed 2001-03-21
CIK 100885

                                                                      EXHIBIT 13


COVER

ON THE COVER - An SD70 locomotive leads an intermodal train through the Castle Crags south of Dunsmuir, California.

INSIDE COVER

CONTENTS

1    Letter from the Chairman
6    Union Pacific Railroad
14   Overnite Transportation
16   Fenix
18   Financial Review
34   Consolidated Financial Statements
52   Supplementary Information
54   Ten-Year Financial Summary
55   Board of Directors
56   Senior Officers
57   Corporate Information

FINANCIAL HIGHLIGHTS

Union Pacific Corporation and Subsidiary Companies



Millions of Dollars, Except Ratios and Per Share Amounts       2000(a)         1999(b)          1998(c)
                                                             ----------      ----------       ----------
FOR THE YEAR
Operating Revenues .......................................   $   11,878      $   11,237       $   10,514
Operating Income (Loss) ..................................        1,903           1,804             (171)
Income (Loss) from Continuing Operations .................          842             783             (633)
Income from Discontinued Operations ......................           --              27               --
Net Income (Loss) ........................................          842             810             (633)
Per Share - Basic:
     Income (Loss) from Continuing Operations ............         3.42            3.17            (2.57)
     Income from Discontinued Operations .................           --            0.11               --
     Net Income (Loss) ...................................         3.42            3.28            (2.57)
Per Share - Diluted:
     Income (Loss) from Continuing Operations ............         3.34            3.12            (2.57)
     Income from Discontinued Operations .................           --            0.10               --
     Net Income (Loss) ...................................         3.34            3.22            (2.57)
Dividends Per Share ......................................         0.80            0.80             0.80
Operating Cash Flow ......................................        1,958           1,869              565
Capital Investments ......................................        1,783           1,834            2,111
                                                             ----------      ----------       ----------
AT YEAR-END
Assets ...................................................   $   30,499      $   29,888       $   29,374
Total Debt ...............................................        8,351           8,640            8,692
Common Shareholders' Equity ..............................        8,662           8,001            7,393
Equity Per Common Share ..................................        35.09           32.29            29.88
                                                             ----------      ----------       ----------
FINANCIAL RATIOS (%)
Operating Ratio ..........................................         84.0            83.9            101.6
Debt to Capital Employed .................................         45.1            47.6             49.4
Return on Average Common Shareholders' Equity ............         10.1            10.5             (8.1)

INSIDE COVER

INSIDE COVER

(a) 2000 operating income and net income included a work force reduction charge of $115 million pre-tax and $72 million after-tax (see note 15 to the consolidated financial statements).

(b) 1999 income from discontinued operations included a one-time, after-tax gain of $27 million from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary (see note 3 to the consolidated financial statements).

(c) 1998 operating loss and net loss included a $547 million pre- and after-tax charge for the revaluation of Overnite goodwill (see note 1 to the consolidated financial statements).


OPERATING REVENUES
Union Pacific Corporation

$ MILLIONS
Bar Chart

        96              97           98            99            00
       -----          ------       ------        ------        ------
       8,786          11,079       10,514        11,237        11,878



OPERATING INCOME
Union Pacific Corporation

$ MILLIONS
Bar Chart

         96             97            98             99            00
        -----          -----       ---------        -----     -------------
        1,432          1,144       376*/(171)       1,804     2,018**/1,903


*      Excluding $547 million Overnite goodwill revaluation

** Excluding $115 million pre-tax ($72 million after-tax) work force reduction charge


INCOME FROM CONTINUING OPERATIONS
Union Pacific Corporation

$ MILLIONS
Bar Chart


         96             97                  98              99            00
         ---           ---             ----------          ---        ---------
         733           432             (86)*/(633)         783        914**/842


*      Excluding $547 million Overnite goodwill revaluation

** Excluding $115 million pre-tax ($72 million after-tax) work force reduction charge


INSIDE COVER

INSIDE FOLDOUT

UNION PACIFIC FRANCHISE MAP

THIS PAGE INTENTIONALLY LEFT BLANK.










INSIDE FOLDOUT

LETTER FROM THE CHAIRMAN

FELLOW SHAREHOLDERS:

I'm pleased to report that 2000 was a year of solid achievement for our company. We faced many challenges over the past 12 months, from escalating fuel prices to a sharp year-end decline in the economy. But the strength of our franchise, the resilience of our operations, and the dedication and experience of our people saw us through to a successful year. Here are a few of the key financial highlights:

o Income from continuing operations was a record $842 million. Excluding a $72 million after-tax work force reduction charge in the fourth quarter, income from continuing operations increased 17% to $914 million.

o Diluted earnings per share increased 16% (excluding the work force reduction charge) to $3.61, based on continuing operations.

o Total revenues rose 6% to a record $11.9 billion, with increases at both the railroad and trucking subsidiaries.

o Railroad traffic volumes increased 4% for the year, to a record 8.9 million carloads. The benefits of our diverse traffic mix were apparent, with gains in five of our six major business groups.


OUR MISSION

Union Pacific is committed to be a company where customers want to do business, employees are proud to work and shareholder value is created.

CARLOAD GROWTH
Union Pacific Railroad

Bar Chart
% Change vs. 1999

Automotive..............         15
Intermodal..............          7
Energy..................          3
Industrial..............          2
Chemicals...............          1
Agricultural............         (4)
                               ----
Total...................          4
                               ----

o Overnite Transportation's operating income rebounded significantly to $53.5 million, up from $20 million in 1999, with stronger prices and improved operating efficiencies helping to offset higher fuel costs.

o Free cash flow increased almost four-fold, to $217 million. This enabled us to strengthen the balance sheet, reducing the ratio of debt to total capitalization by 2.5 percentage points.

o Union Pacific's stock price increased 16% for the year, while the S&P 500 declined 10% over that same time period.

     In our last annual report, we reviewed efforts to strengthen our franchise and transform our culture so that we could deliver on the promise of the merged railroad network. As we began to see tangible results, we stepped up the intensity of our efforts to make Union Pacific a company where customers want to do business, employees are proud to work and value is created for shareholders.

     The key to achieving this vision is providing high-quality customer service. To do this, we are focused on improving reliability, being innovative in our business approach, and working smarter through the quality process to ensure that things are done right the first time. Throughout this report, you will see examples of this intensified customer focus.

REVENUE PER EMPLOYEE
Union Pacific Railroad

Bar Chart
$ THOUSANDS


           97              98               99             00
          ---             ---              ---            ---
          192             178              195            215


THE MARKET OPPORTUNITY

Our unparalleled rail franchise gives Union Pacific a tremendous advantage in serving customers throughout North America. Our studies have estimated the available market for long-haul inter-city rail service in the western United States at close to $90 billion. Today, the majority of this traffic moves by truck. Western railroads have tapped only about 22% of this market, so there is enormous unrealized opportunity. To capitalize on our efficiencies and make headway in this broader market, we need to demonstrate to customers that we can provide reliable service.

IMPROVING RELIABILITY

According to our customer satisfaction surveys, the speed of our service is not as critical as reliability. Efforts to improve our reliability have been under way on many fronts, from tighter accountability in field operations, to more efficient car scheduling, to the reliability and availability of our locomotive fleet. Over the past three years, we have acquired over 875 new units, with another 500 planned in 2001. This has enabled us to retire more than 1,000 older, less efficient locomotives in that same period, with significantly more retirements to come. This fleet modernization is translating into lower maintenance costs, better fuel efficiency, more flexibility, decreased emissions, and greater reliability for our customers.

     While there is room for improvement, we are gaining on the competition. Survey results show that customer satisfaction with Union Pacific has increased steadily over the past three years, while truckload service levels appear to have plateaued.

CUSTOMER SATISFACTION
Union Pacific Railroad

Bar Chart
$ SATISFIED


                              1998     1999     2000
                              ----     ----     ----
Trucks .............            85       84       85
UPRR ...............            56       67       72
                              ----     ----     ----

WORKING SMARTER

One of the most significant new opportunities for continuous quality improvement is the growing use of e-commerce and the Internet.

     We've taken some early steps in using the Internet to improve our back-office processes. For example, train crews now go on line to determine their work schedules, while auto customers can track individual vehicles across the railroad. Another new opportunity is RailMarketplace.com, an industry alliance for supply management. Through this effort, we should see the cost benefits of standardization and economies of scale.

     Beyond back-office processes, the Internet also provides many ways to interact with our customers. One of our recent efforts is a new website called MyUPRR.com. This is a customized workspace that enables customers to see information about their shipments. As this concept continues to develop, it will give us another way to improve productivity, and make it easier for customers to do business with Union Pacific.

INNOVATION AND ALLIANCES

With operations more fluid and the quality of our service improved, we have become more innovative in leveraging the strengths of our franchise. Not only can we serve our traditional customers more effectively, but we can also reach out to customers who have never used rail service before. For example, we're using day-of-the-week pricing to optimize yield and capacity in certain corridors. We're offering truck-rail packages to reach new customers or meet specific service requirements. We're using the strengths of our rail network to offer targeted new premium services.


CUSTOMERS WITH MYUPRR.COM ACCOUNTS
Union Pacific Railroad

Bar Chart
CUSTOMERS

           Q1              Q2           Q3             Q4
         -----            -----        -----          -----
         1,715            2,392        2,764          2,986

     Innovation can be seen in the spirit of cooperation within the rail industry. We are working to improve interchange points and to track shipments across railroads. We're also forming targeted new alliances to meet specific customer needs and compete effectively for new business opportunities. As an example, we work closely with both Mexico interchange partners, Ferrocarril Mexicano and Transportacion Ferroviaria Mexicana, to ensure an efficient flow of traffic north and south of the border. Our revenue associated with Mexico traffic grew 19% in 2000 to $850 million, and we believe this will be a growing opportunity in the years ahead.

SERVING CUSTOMERS AT OVERNITE

The focus on quality service to customers continues at Overnite as well. Overnite's dedicated employees have remained committed to excellence, despite attempted disruptions by the Teamsters during the year. As a result, transit times and service performance in 2000 were the best in Overnite's 65-year history, with on-time service averaging close to 98%. These strong service levels enabled the company to roll out several expansions of its expedited Overnite Advantage program during the year, including a new Advantage Guaranteed service, which responds to the particular needs of very time-sensitive customers.

     Net income at Overnite improved a dramatic 51% to $43 million in 2000, reflecting record revenues, improved productivity and lower strike-related costs. Cash flow to the Corporation increased 46%, to $62 million.

OPERATING INCOME
Overnite Transportation

Bar Chart
$ MILLIONS


                     Q1       Q2        Q3        Q4
                    ----     ----      ----      ----
2000 .........       0.5       17        20        16
1999 .........        10       15         8       (13)
                    ----     ----      ----      ----

FENIX

Union Pacific has long been in the forefront of developing technology to support its railroad business. Many of these technologies have expanded beyond their core transportation applications. This past June, Union Pacific formed Fenix LLC, a new holding company subsidiary. Through Fenix, the Corporation is taking steps to help realize this untapped value without losing focus on its primary transportation business.

     There are now four separate companies under the Fenix umbrella. These companies have been making great strides throughout the year, developing and expanding their product offerings and reaching out to diverse customers ranging from the Seattle Mariners to Starbucks Coffee.

LOOKING AHEAD

As we look over the past year, we are encouraged by our progress on many fronts, and proud of the people throughout Union Pacific who have given their best efforts to make our company successful.

     We would like to extend our special thanks to a departing member of our Board of Directors, Dick Cheney. Dick left us this past year in order to carry out his new responsibilities as Vice President of the United States. While his contributions to the Board will be missed, we know that his experience and integrity will serve our country well.

     We would also like to welcome two new directors to our Board, Archie Dunham, chairman and chief executive officer of Conoco Inc., and

Steven Rogel, chairman and chief executive officer of Weyerhaeuser Company. These two business leaders bring extensive experience and customer perspectives that will help us run a quality company.

     In the year ahead, there is much more that can be accomplished. We will face continued challenges such as higher fuel prices and economic uncertainty, but we are well positioned to meet these challenges and opportunities. We have strengthened our management team. We have improved the safety and efficiency of our operations. We are more innovative in our business approach, and we are unrelenting in our efforts to improve productivity and lower costs through the quality process.

     Going forward, we will build on these efforts, leveraging the strengths of our premier franchise to provide consistently reliable service for our customers and strong returns for our shareholders. As we look ahead, our vision for Union Pacific remains very straightforward. We are committed to being one of America's great companies - a company where customers want to do business, employees are proud to work and value is created for shareholders.


Dick Davidson
Chairman and Chief Executive Officer
February 22, 2001


COST OF QUALITY
Union Pacific Railroad

Bar Chart
% OF REVENUE

         97                   98                 99                  00
        ----                 ----               ----                ----
        18.5                 21.4               14.4                13.7

The cost of quality is a disciplined measurement process that allows the Railroad to identify failure costs. This year's efforts reduced the cost of quality to 13.7% of total revenue.

THIS PAGE INTENTIONALLY LEFT BLANK.

UNION PACIFIC RAILROAD IMPROVING RELIABILITY

Union Pacific renewed its focus on service consistency and reliability, which are critical for customers to achieve their business goals.

     Applying the quality process, UP monitors key service performance measures. For example, operations managers track day-to-day field performance based on the actual time it takes to move cars and trains against a designated transportation plan. UP then uses this information to remove variances from the operating schedule, allocate resources appropriately and meet customer commitments.

     A renewed emphasis on reliability and quality had a positive impact on a number of customers. For Eastman Chemical, UP has cut transit times in some lanes by as much as half and has driven significant on-time performance improvements.

     Coal customers, such as Chicago-based Midwest Generation, benefited from on-time performance that averaged 96% in 2000. Toyota recognized the Railroad as its 1999 and 2000 Rail Carrier of the Year.

     Union Pacific went 164 consecutive days without missing a single sort for UPS in 2000. That's more than 60 million individual packages delivered on time, breaking the previous industry record by over two months.


COAL TRAIN PERFORMANCE
Union Pacific Railroad

Bar Chart
% ON TIME

                 Jan     Feb      Mar      Apr     May      Jun     Jul      Aug      Sep     Oct     Nov      Dec
                 ----    ----     ----     ----    ----     ----    ----     ----     ----    ----    ----     ----
99 .......       79.8    87.4     84.2     86.7    82.4     75.3    85.1     85.6     90.3    89.9    94.9     96.5
00 .......         97     100       99       99      98       91      97       96       95      95      96       94

THIS PAGE INTENTIONALLY LEFT BLANK.

UNION PACIFIC RAILROAD BEING INNOVATIVE

Last year the Railroad developed new services for key growth corridors, with the goal of bringing customers back to the Railroad.

     For Sunkist and other West Coast customers, the Railroad introduced Express Lane, a premium manifest service in partnership with CSX. Trains from the Pacific Northwest and north-central California move fresh and frozen fruits and vegetables to New York City in eight days, and Boston in nine.

     Express Lane was so successful, UP expanded it in the fall to the southeastern United States and is targeting the Mid-Atlantic states in 2001.

     In the I-5 corridor, UP introduced the Cascade Connection, an updated intermodal service running from Seattle to Los Angeles that uses day-of-the-week pricing for northbound service to manage capacity and balance demand. Southbound, incentive pricing helps fill trains and attract nontraditional customers.

     With Thrall Car Manufacturing and DaimlerChrysler , UP developed the "Q2" auto rack. It combines the right balance of capacity and flexibility, allowing the Railroad to haul different sized vehicles while reducing delivery time. UP now carries all of Chrysler's finished auto business west of the Mississippi River.

THIS PAGE INTENTIONALLY LEFT BLANK.

UNION PACIFIC RAILROAD BUILDING ALLIANCES

Alliances with other North American railroads are key to providing seamless service beyond Union Pacific's traditional 23-state reach. Alliance partners include all the major North American railroads, affording customers easy access to additional markets.

     In partnership with Ferrocarril Mexicano (a 26-percent owned affiliate of the Railroad) and Transportacion Ferroviaria Mexicana, UP grew its Mexico revenue by 19 percent. To speed the delivery of automobiles, the three railroads worked with auto manufacturers in Mexico, including Ford Motor Company and its logistics partner, UPS Autogistics.

     Over the last few years, the Railroad has strengthened its alliance with Canadian Pacific Railway, which hauls commodities such as potash in western Canada and hands them off to Union Pacific at Eastport, Idaho. Traffic then moves through Washington and Oregon into UP's Roseville, California yard. Operating independently, this service took 14 days. Now it takes six, and the number of trains through the Eastport corridor has increased from two to five daily.

THIS PAGE INTENTIONALLY LEFT BLANK.

UNION PACIFIC RAILROAD WORKING SMARTER

Intelligent Solutions was a key catch-phrase for UP in 2000, as the Railroad discovered new ways to leverage its expansive rail network, technology and understanding of its customers' business needs. The commitment to quality, including management training and the use of Six Sigma tools, was the underpinning of UP's efforts.

     Together, Simpson Timber and UP met the challenge of delivering lumber products from the Pacific Northwest by designing a transportation plan that provides the equipment and service to reach lumber markets coast to coast.

     The Railroad's International Customer Service Center (ICSC) reduced the complexity of transporting products across U.S. borders. By staging trains and preparing documents in advance, the ICSC and distributors Gambrinus and Barton Beers significantly improved the customs process for importing Grupo Modelo's popular Corona beer.

     UP's customized website, MyUPRR.com, simplifies doing business with the Railroad. For example, customers can now use MyUPRR.com to trace up to 100 equipment numbers with the click of a mouse, and obtain real-time information about their shipments without making a phone call.

THIS PAGE INTENTIONALLY LEFT BLANK.

OVERNITE TRANSPORTATION SERVING CUSTOMERS

Responding to its customers, Overnite Transportation last year greatly enhanced its one- and two-day delivery network, expanded its full-state coverage and used new technology to increase efficiency.

     With customers shortening just-in-time schedules, Overnite's upgraded fleet reduced transit times and delivered over 63 percent of all freight within two days.

     Most importantly, quicker transit times did not come at the expense of reliability. Overnite's 166 service centers nationwide posted an on-time service performance standard between 97 and 98 percent throughout the year. In 2000, Overnite also became the first nationwide LTL carrier to offer guaranteed pickup service.

     Overnite expanded Advantage Overnite to bring full-state coverage to 32 states east of the Rockies and continues to directly serve all major markets in the western states. On the international front, Overnite increased coverage in Canada and introduced expedited service into Mexico.

     Overnite also unveiled its latest e-commerce offerings, enabling customers to set up personalized, secure websites to electronically receive copies of all shipping documents, trace and track shipments, receive rates, and create bills of lading online.


ON-TIME SERVICE PERFORMANCE
Overnite Transportation

Bar Chart
% ON TIME

                          1998        1999         2000
                          ----        ----         ----
Q1.............           96.0        96.4         97.5
Q2.............           96.0        94.8         97.1
Q3.............           96.0        95.6         97.5
Q4.............           95.9        96.9         97.8
                          ----        ----         ----

THIS PAGE INTENTIONALLY LEFT BLANK.

FENIX MAXIMIZING VALUE

Fenix was formed in June 2000 to further develop and grow revenue generated by Union Pacific's technology resources, which represent untapped value in the new economy. Fenix companies serve various markets and customers:

     Transentric focuses on improving supply chain performance in the business-to-business marketplace.

     Nexterna helps companies stay connected to remote mobile resources - people, vehicles and data.

     Timera provides a proactive environment for managing enterprise work forces.

     Ekanet is developing a business that leverages Union Pacific's telecommunications assets.

     Customer successes are already developing. Nexterna currently provides mobile resource management solutions for 500 fleet vehicles that are operated by Great Plains Locating Service, which provides utility locating and related damage prevention services in seven Midwestern states.

     Transentric signed an agreement with Starbucks to implement "intelligent messaging services" for the coffee-giant's ever-expanding network of stores, suppliers and customers.

     Timera provides the Seattle Mariners with an automated personnel work schedule, which all employees - from ticket takers to ushers to security - can view through the Internet.

FINANCIAL REVIEW

This review should be read in combination with the consolidated financial statements, notes to the consolidated financial statements and supplementary information.

Union Pacific Corporation (UPC or the Corporation) consists of one reportable segment, rail transportation, and UPC's other product lines (Other Operations). The rail segment includes the operations of the Corporation's wholly owned subsidiary, Union Pacific Railroad Company (UPRR) and UPRR's subsidiaries and rail affiliates (collectively, the Railroad). Other Operations includes the trucking product line (Overnite Transportation Company or Overnite), as well as the "other" product line operations that include the corporate holding company (which largely supports the Railroad), Fenix LLC and affiliated technology companies (Fenix), self-insurance activities, and all appropriate consolidating entries (see note 1 to the consolidated financial statements).

CORPORATE STRUCTURE

In 2000, the Corporation continued to focus on its core rail transportation business by investing approximately $1.7 billion in capital-related assets at the Railroad. The capital assets are used to sustain current operations and introduce innovative rail services across every commodity line. The Corporation's rail investments in the last five years include the 1996 acquisition of Southern Pacific Rail Corporation (Southern Pacific), and the 1997 and 1999 investments in the Pacific-North and Chihuahua Pacific lines in Mexico. The details of the Corporation's key strategic transactions in recent years are as follows:

FENIX - During 2000, the Corporation announced the formation of a new subsidiary, Fenix, to develop and expand the Corporation's technology and telecommunication assets beyond the Corporation's core transportation business.

MEXICAN RAILWAY CONCESSION - During 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The consortium assumed operational control of both lines in 1998. In March 1999, the Railroad purchased an additional 13% ownership interest for $87 million from one of its partners. The Railroad currently holds a 26% ownership share in the consortium. This investment is accounted for using the equity method of accounting.

OVERNITE - In May 1998, the Corporation's Board of Directors approved a formal plan to divest of UPC's investment in Overnite through an initial public offering. However, market conditions deteriorated to the point that UPC did not consummate the offering (see note 1 to the consolidated financial statements).

SKYWAY - In November 1998, the Corporation completed the sale of Skyway Freight Systems, Inc. (Skyway), a wholly owned subsidiary. Skyway provided contract logistics and supply chain management services. The proceeds were used to repay outstanding debt. The sale of Skyway generated a net after-tax loss of $50 million (see note 3 to the consolidated financial statements).

SOUTHERN PACIFIC - During 2000, UPC continued its integration of Southern Pacific's rail operations. This process is expected to be completed in 2001 (see notes 1 and 2 to the consolidated financial statements). UPC consummated the acquisition of Southern Pacific in September 1996 for $4.1 billion. Sixty percent of the outstanding Southern Pacific common shares were converted into UPC common stock, and the remaining 40% of the outstanding shares were acquired for cash. UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings. The acquisition of Southern Pacific has been accounted for using the purchase method of accounting.

ASSETS
Union Pacific Corporation

Bar Chart
$ MILLIONS

         96             97            98             99             00
       ------         ------        ------         ------         ------
       27,990         28,860        29,374         29,888         30,499

2000 COMPARED TO 1999 RESULTS OF OPERATIONS

CONSOLIDATED

NET INCOME - The Corporation reported net income of $842 million ($3.42 per basic share and $3.34 per diluted share) in 2000, including a $115 million pre-tax ($72 million after-tax) charge related to a work force reduction plan at the Railroad (see note 15 to the consolidated financial statements). Excluding the effect of the charge, net income grew to $914 million ($3.71 per basic share and $3.61 per diluted share) compared to $810 million ($3.28 per basic share and $3.22 per diluted share) in 1999. The increase in net income was due primarily to revenue growth, improved service levels and productivity improvements at the Railroad, partially offset by significantly higher fuel prices. Net income for 1999 included a one-time after-tax gain of $27 million ($0.11 per basic share and $0.10 per diluted share) from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary (see note 3 to the consolidated financial statements).

OPERATING REVENUES - Operating revenues increased $641 million (6%) to $11.9 billion in 2000, reflecting higher volumes in five of the six commodity groups at the Railroad, higher other revenue at the Railroad and a 5% increase in revenue at Overnite.

OPERATING EXPENSES - Operating expenses increased to $10.0 billion in 2000 from $9.4 billion in 1999, reflecting the work force reduction charge, higher fuel prices, inflation, volume-related costs from a 4% increase in carloads at the Railroad and increased depreciation expense. The increase in fuel prices added $464 million to operating expenses in 2000 compared to 1999. Productivity improvements and other cost control measures partially offset the increase in operating expenses. Excluding the $115 million pre-tax work force reduction charge, operating expenses increased $427 million (5%) to $9.9 billion.

     Salaries, wages and employee benefits increased $26 million compared to 1999, including the work force reduction charge. Salaries, wages and employee benefits declined $89 million (2%), excluding the work force reduction charge, as lower employment levels and improved productivity at the Railroad more than offset higher rail volume and inflation. Equipment and other rents expense decreased $16 million (1%) as improved car cycle times and lower rental rates more than offset increased Railroad volume and higher contract transportation costs at Overnite. Depreciation expense increased $57 million (5%) as a result of the Railroad's capital spending in recent years. Fuel and utilities costs were $518 million (62%) higher than 1999 resulting from significantly higher fuel prices and increased carloads, partially offset by favorable fuel hedging (see note 4 to the consolidated financial statements). Materials and supplies expense increased $3 million (1%) primarily due to volume-related increases in car and locomotive repairs, partially offset by productivity and cost control actions. Casualty costs decreased $18 million (5%) over 1999 as a result of lower settlement costs at the Railroad. Other costs decreased $28 million (3%) as productivity and cost control efforts more than offset volume-related costs and higher state and local taxes.

OPERATING INCOME - Operating income increased to $1.9 billion in 2000 from $1.8 billion in 1999, as revenue growth and productivity gains at the Railroad more than offset higher fuel prices, rail volume costs and increased depreciation expense. Excluding the $115 million pre-tax work force reduction charge, operating income increased $214 million (12%) to $2.0 billion.

NON-OPERATING ITEMS - Interest expense decreased $10 million (1%) compared to 1999 primarily due to lower average debt levels in 2000. Excluding the income tax expense associated with the work force reduction charge, income taxes for 2000 increased $92 million (22%) over 1999 as a result of higher income levels in 2000 and settlements in 1999 related to prior tax years.

KEY MEASURES - Net income as a percentage of operating revenues declined to 7.1% in 2000 from 7.2% in 1999, including the work force reduction charge. Net income as a percentage of operating revenues excluding the work force reduction charge improved to 7.7% in 2000. Return on average common shareholders' equity was 10.1% (including the work force reduction charge) and 10.9% (excluding the work force reduction charge) in 2000, up from 10.5% in 1999, reflecting strong revenue growth and improved operations at the Railroad and Overnite. The Corporation's operating ratio was 84.0% (including the work force reduction charge) and 83.0% (excluding the work force reduction charge) in 2000 compared to 83.9% in 1999.

RAIL

NET INCOME - Rail operations reported record net income of $926 million (including the $72 million after-tax work force reduction charge) in 2000 compared to net income of $854 million in 1999. The increase in income resulted primarily from higher commodity and other revenue, improved operations, productivity gains and lower interest expense, partially offset by significantly higher fuel prices and volume-related costs. Excluding the work force reduction charge, net income was $998 million in 2000.

OPERATING REVENUES - Rail operating revenues increased $591 million (6%) over 1999 to a record $10.7 billion. Revenue carloads increased 4% over 1999 with gains in five of the six commodity groups. Other revenue gains were the result of higher subsidiary revenues and increased accessorial services.

2000 COMMODITY REVENUE MIX
Union Pacific Railroad

Pie Chart
TOTAL: $10.3 BILLION


Agricultural..........................         14%
Automotive............................         11%
Chemicals.............................         16%
Energy................................         21%
Industrial............................         19%
Intermodal............................         19%


COMMODITY REVENUE
Union Pacific Railroad

Bar Chart
$ MILLIONS

         96             97           98             99            00
        -----          -----        -----          -----         ------
        7,419          9,712        9,072          9,851         10,270

     The following tables summarize the year-over-year changes in rail commodity revenue, revenue carloads and average revenue per car by commodity type:


Commodity Revenue
In Millions of Dollars                                                       2000      1999      Change
----------------------                                                     --------  --------   --------
Agricultural.......................................................        $  1,400  $  1,419         (1)%
Automotive.........................................................           1,182     1,048         13
Chemicals..........................................................           1,640     1,595          3
Energy.............................................................           2,154     2,168         (1)
Industrial Products................................................           1,985     1,896          5
Intermodal.........................................................           1,909     1,725         11
                                                                           --------  --------   --------
Total                                                                      $ 10,270  $  9,851          4%
                                                                           --------  --------   --------


Revenue Carloads
In Thousands                                                                 2000      1999      Change
----------------                                                           --------  --------   --------
Agricultural.......................................................             873       911         (4)%
Automotive.........................................................             815       707         15
Chemicals..........................................................             936       930          1
Energy.............................................................           1,930     1,872          3
Industrial Products................................................           1,431     1,398          2
Intermodal.........................................................           2,916     2,738          7
                                                                           --------  --------   --------
Total                                                                         8,901     8,556          4%
                                                                           --------  --------   --------

Average Revenue Per Car                                                        2000    1999      Change
-----------------------                                                    --------  --------   --------
Agricultural.......................................................        $  1,604  $  1,558          3%
Automotive.........................................................           1,450     1,481         (2)
Chemicals..........................................................           1,752     1,715          2
Energy.............................................................           1,116     1,158         (4)
Industrial Products................................................           1,387     1,357          2
Intermodal.........................................................             655       630          4
                                                                           --------  --------   --------
Total                                                                      $  1,154  $  1,151         --%
                                                                           --------  --------   --------

Agricultural - Revenue declined 1%, as a 4% decrease in carloads more than offset a 3% increase in average revenue per car. Carloads decreased primarily due to reduced export demand for wheat and corn and a lack of producer selling in anticipation of higher prices. Revenue increased for fresh fruits and vegetables primarily as a result of new express train service from the Pacific Northwest and northern California to eastern markets. Beverage revenue increased due to new wine shipments out of California and higher domestic beer carloads. Average revenue per car increased primarily due to an increase in longer haul traffic, particularly domestic corn shuttle shipments to California.

Automotive - Revenue increased 13% as a result of a 15% increase in carloads. Both revenue and carload totals were all-time records, resulting from strong demand for finished vehicles and parts, market share gains and improved rail service. Business volume with Mexico was particularly strong due to increased vehicle production levels and more reliable and expanded rail service. New service offerings facilitated the conversion of automotive parts shipments from truck to the Railroad. Increased container shipments of automotive parts, rather than boxcar shipments, caused average revenue per car to decrease slightly.

Chemicals - A 1% increase in carloads combined with a 2% increase in average revenue per car led to a 3% increase in revenue. Revenue growth was driven primarily by an increase in average revenue per car for soda ash, fertilizer, and liquid and dry commodities due to selected price increases. Year-over-year carload improvements came mainly in the first half of the year, as a strong economy and customer plant expansions led to increased market demand for plastics, liquid and dry chemicals, and domestic soda ash. However, a softening economy late in the year resulted in a 2% decline in fourth-quarter revenue compared to 1999, with weakness in most areas of the chemical market.

Energy - Energy revenue was down 1% compared to 1999, despite a 3% increase in carloads for the year. Average revenue per car dropped 4% as a result of contract pricing provisions with certain major customers. In the first six months of 2000, carloads declined compared to 1999 due to lower coal demand at utilities resulting from high inventories caused by mild winter weather and Year 2000 (Y2K) stockpiles. In the second half of 2000, carloads increased over 1999 levels due to hot summer weather and the combination of cold winter weather late in the year and a significant increase in the price of alternative fuels. Delays due to severe winter weather partially offset volume gains in the second half of the year.

Industrial Products - Revenue increased 5% on a 2% increase in carloads and a 2% increase in average revenue per car. A strong economy in the first half of 2000 led to a general increase in demand for most business lines. The largest revenue gains were in steel, lumber, cement and other building materials due to an expanding construction market, especially in the south and southwest. New rail services and generally improved service performance also contributed to the increase in carloads. Starting in the third quarter, a softening in the economy began to adversely affect business demand. Fourth-quarter revenue and carloads decreased in nearly all business lines but especially minerals, steel, and hazardous waste. The increase in average revenue per car was due to gains in higher average revenue per car, steel and lumber carloads and selected price increases during the year.

Intermodal - Revenue increased 11% due to a 7% increase in carloads and a 4% increase in average revenue per car. Carload growth resulted from a strong U.S. economy in the first half of 2000 and increased demand for imports from Asia. Improved service performance led to an increase in carloads and revenue for expedited premium service. New and expanded rail service offerings also contributed to the gains. The increase in average revenue per car was primarily the result of price increases and a longer average length of haul in some markets.

OPERATING EXPENSES - Operating expense increased $510 million (6%) to $8.8 billion in 2000 including the work force reduction charge. The higher expenses are primarily the result of significantly higher fuel prices, inflation, volume costs associated with a 4% increase in carloads and higher depreciation expense, partially offset by productivity gains and other cost control measures. Operating expenses increased $395 million (5%) to $8.7 billion in 2000, excluding the $115 million pre-tax charge for the work force reduction plan.

Salaries, Wages and Employee Benefits - Including the work force reduction charge, salaries, wages and employee benefits increased $19 million (1%) to $3.6 billion. Costs decreased $96 million (3%), excluding the $115 million pre-tax work force reduction charge. The primary driver was productivity improvements that resulted in lower train crew expenses despite a 4% increase in carload volume. In addition, the average employee count decreased 4% from 1999 to 2000. Partially offsetting these gains were volume-related costs and wage and employee benefit inflation.

Equipment and Other Rents - Expenses decreased $20 million (2%) compared to 1999. The improvement was attributable to lower prices for equipment and improvements in car cycle times, partially offset by higher volume-related costs.

Depreciation - Depreciation expense increased $55 million (5%) over 1999, resulting from capital spending in recent years. Capital spending totaled $1.7 billion in 2000 compared to $1.8 billion in 1999 and $2.0 billion in 1998.

Fuel and Utilities - Expenses increased $496 million (63%). The increase was driven by significantly higher fuel prices (which added $444 million of additional costs) and higher volume. Fuel prices were 90 cents per gallon in 2000 compared to 56 cents per gallon in 1999, including taxes, transportation costs, and regional pricing spreads. The Railroad hedged approximately 10% of its fuel consumption for the year, which decreased fuel costs by $52 million. As of December 31, 2000, expected fuel consumption for 2001 is 8% hedged at 68 cents per gallon excluding taxes, transportation costs, and regional pricing spreads (see note 4 to the consolidated financial statements).

Materials and Supplies - Expenses increased $6 million (1%), reflecting volume-related increases in car and locomotive repairs, partially offset by productivity improvements and cost control measures.

Casualty Costs - Costs decreased $15 million (4%) compared to 1999, primarily as a result of lower settlement costs.

Other Costs - Expenses decreased $31 million (4%) compared to 1999. Cost control, productivity gains, and lower contract services expenses more than offset volume-related cost increases and higher state and local taxes.

OPERATING INCOME - Operating income increased $81 million (4%) to $1.9 billion including the work force reduction charge. Operating income increased $196 million (11%) to a record $2.0 billion excluding the work force reduction charge. The operating ratio for 2000 was 81.2%, excluding the work force reduction charge, 0.8 percentage points better than 1999's 82.0% operating ratio.

OPERATING RATIO
Union Pacific Railroad

Bar Chart
%


        96              97              98             99             00
       ----            ----            ----           ----          ----
       79.1            87.4            95.4           82.0          81.2*


* Excluding $115 million pre-tax ($72 million after-tax) work force reduction charge

NON-OPERATING ITEMS - Other income increased $11 million (10%), primarily the result of higher real estate sales. Interest expense decreased $26 million (4%) primarily as a result of lower average debt levels compared to 1999. Excluding the effect of the work force reduction charge, income taxes increased $89 million (19%) for the year, reflecting higher income levels and 1999 settlements related to prior tax years.

OTHER OPERATIONS

TRUCKING PRODUCT LINE

NET INCOME - Trucking net income increased $14 million (51%) to $43 million in 2000. The increase was primarily the result of revenue growth and decreased expenses related to responses to activity by the International Brotherhood of Teamsters (Teamsters). See "Other Matters - Labor Matters - Trucking" on page 29.

REVENUE PER HUNDREDWEIGHT
Overnite Transportation

Bar Chart
$

        96            97             98             99             00
       ----          -----          -----          -----          -----
       9.97          11.24          11.98          12.26          13.25

OPERATING REVENUES - In 2000, trucking revenues rose $51 million (5%) to over $1.1 billion. The growth resulted primarily from yield initiatives, new services and the impact of a fuel surcharge assessed due to higher fuel prices. Partially offsetting this growth was a 4% decline in tonnage compared to 1999.

OPERATING EXPENSES - Trucking operating expenses rose $18 million (2%) to $1.1 billion in 2000. Salaries, wages and employee benefits decreased $1 million as lower volume, lower employment levels and productivity gains offset wage and benefit inflation. Fuel and utilities costs increased $23 million (47%), primarily as a result of significantly higher fuel prices (90 cents per gallon in 2000 compared to 54 cents per gallon in 1999, including taxes, transportation costs, and regional pricing spreads). Overnite hedged 9% of 2000 fuel consumption at an average price of 39 cents per gallon excluding taxes, transportation costs, and regional pricing spreads, which decreased costs by $2 million. As of December 31, 2000, Overnite has not hedged any of its expected 2001 fuel consumption. Equipment and other rents increased $2 million (2%) primarily due to an increase in purchased transportation costs in response to the ongoing Teamster activity. Casualty costs and other costs decreased $7 million (5%), primarily due to lower expenses related to the Teamsters' activity and also lower cargo loss and damage expenses.

OPERATING INCOME - Trucking operations generated operating income of $53 million in 2000, compared to $20 million for 1999. The operating ratio decreased to 95.2%, compared to 98.1% in 1999.

OTHER PRODUCT LINES

The other product lines include the corporate holding company (which largely supports the Railroad), Fenix, self-insurance activities, and all appropriate consolidating entries (see note 1 to the consolidated financial statements). Operating losses increased by $15 million in 2000 compared to 1999. Operating revenue declined $1 million year over year. Operating expenses increased $14 million, primarily due to increased spending at Fenix as part of its overall strategy of developing new products and services.

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

OPERATING REVENUES - Operating revenues increased $723 million (7%) to $11.2 billion in 1999, reflecting higher volumes in all the Railroad's commodity lines and increased revenues at Overnite, partially offset by the impact of selling Skyway in November of 1998. Skyway generated $152 million in revenue during 1998.

OPERATING EXPENSES - Excluding the $547 million goodwill revaluation in 1998, operating expenses decreased $705 million (7%) to $9.4 billion in 1999, reflecting improved operations and service levels at the Railroad and continuing benefits from the integration of Southern Pacific operations, partially offset by increased expenses at Overnite. Salaries, wages and employee benefits decreased $63 million (1%) in 1999 due to improved productivity and lower corporate expenses, partially offset by higher rail volume and inflation. Equipment and other rents expense decreased $93 million (7%) from 1998 primarily as a result of improved rail cycle times, partially offset by higher rail volumes. Depreciation expense increased $13 million (1%) in 1999 as a result of increased capital spending for the Railroad's extensive capital programs, partially offset by lower overall depreciation rates for equipment and track assets. Fuel and utilities costs were $11 million (1%) lower than 1998 as lower fuel prices, favorable fuel hedging (see note 4 to the consolidated financial statements), and improved fuel efficiency more than offset volume-driven increases in fuel consumption. Materials and supplies increased $25 million (4%) in 1999, due to higher rail volume and increased fleet maintenance. Casualty costs decreased $97 million (20%) in 1999, due to lower than expected settlement costs at the Railroad. The $479 million (33%) decrease in other costs in 1999 reflected the impact in 1998 of customer claims expense, the impact of the 1998 sale of Skyway and lower state and local taxes (primarily sales and property taxes) in 1999.

OPERATING INCOME - Operating income increased $2.0 billion to $1.8 billion in 1999, reflecting improved operations and service levels at the Railroad, which resulted in decreased rail operating expenses and increased rail revenues. Operating income for 1998 included a one-time revaluation of Overnite's goodwill of $547 million (see note 1 to the consolidated financial statements).

NON-OPERATING ITEMS - Other income decreased $58 million (31%), due to the impact in 1998 of a telecommunications contract buyout, sale of a company aircraft, sale of the Southern Pacific headquarters building and an insurance recovery for 1997 flood damage received in 1998. Interest expense increased $19 million (3%) as a result of increased average debt levels year over year caused by increased borrowings in 1998. Income taxes for 1999 increased $482 million as a result of higher income before income taxes, partially offset by settlements related to prior tax years.

KEY MEASURES - Net income as a percentage of operating revenues improved to 7.2% from (0.8%) in 1998 (excluding the one-time revaluation of goodwill at Overnite in 1998). Return on average common shareholders' equity was 10.5% in 1999, up from (1.1%) in 1998 (excluding the one-time revaluation of goodwill at Overnite in 1998), reflecting improved service levels and operations at the Railroad. The Corporation's operating ratio was 83.9% in 1999 compared to 96.3% in 1998 (excluding the $547 million of goodwill revaluation and $15 million goodwill amortization).

RAIL

NET INCOME - During 1999, the Railroad continued the earnings improvement that began in the third quarter of 1998. The Railroad continued to benefit from the service recovery process implemented in 1997 and 1998. Rail operations reported net income of $854 million compared to net income of $27 million in 1998. The increase resulted from improved operations and service levels, increased revenues in all commodity lines and lower operating costs.

OPERATING REVENUES - Rail operating revenues increased $811 million (9%) to $10.1 billion. Revenue carloads increased 7% over 1998 with gains in each commodity group. The increase in revenue carloads resulted from improved service, market share recovery and a strong economy.

1999 COMMODITY REVENUE MIX
Union Pacific Railroad

Pie Chart
TOTAL: $9.9 BILLION

Agricultural..........................         14%
Automotive............................         11%
Chemicals.............................         16%
Energy................................         22%
Industrial............................         19%
Intermodal............................         18%

     The following tables summarize the year-over-year changes in rail commodity revenue, carloads and average revenue per car by commodity type:


Commodity Revenue
In Millions of Dollars                                                          1999         1998        Change
----------------------                                                        --------     --------     --------
Agricultural.............................................................     $  1,419     $  1,303            9%
Automotive...............................................................        1,048          937           12
Chemicals................................................................        1,595        1,535            4
Energy...................................................................        2,168        1,996            9
Industrial Products......................................................        1,896        1,785            6
Intermodal...............................................................        1,725        1,516           14
                                                                              --------     --------     --------
Total                                                                         $  9,851     $  9,072            9%
                                                                              --------     --------     --------


Revenue Carloads
In Thousands                                                                    1999         1998        Change
-----------------                                                             --------     --------     --------
Agricultural.............................................................          911          840            8%
Automotive...............................................................          707          641           10
Chemicals................................................................          930          899            3
Energy...................................................................        1,872        1,767            6
Industrial Products......................................................        1,398        1,320            6
Intermodal...............................................................        2,738        2,531            8
                                                                              --------     --------     --------
Total                                                                            8,556        7,998            7%
                                                                              --------     --------     --------



Average Revenue Per Car                                                         1999         1998        Change
-----------------------                                                       --------     --------     --------
Agricultural.............................................................       $1,558       $1,552           --%
Automotive...............................................................        1,481        1,461            1
Chemicals................................................................        1,715        1,708           --
Energy...................................................................        1,158        1,130            2
Industrial Products......................................................        1,357        1,352           --
Intermodal...............................................................          630          599            5
                                                                              --------     --------     --------
Total                                                                           $1,151       $1,134            2%
                                                                              --------     --------     --------

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

Automotive - Revenue rose 12%, as a result of a 10% increase in carloads and a 1% rise in average revenue per car. The year-over-year increase was driven by improved market coverage and price increases in a year of record vehicle production. Improvements in service and the negative impact in 1998 of a strike against a major auto manufacturer also contributed to the increase in revenue. These gains were partially offset by the negative impact on rail traffic, due to the implementation of the joint acquisition of Conrail by two other major railroads. Average revenue per car increased 1% due to a change in mix and pricing actions.

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

OPERATING EXPENSES - Operating expenses decreased $578 million (7%) to $8.3 billion in 1999. The lower expenses reflected improved operating efficiency and service levels and benefits resulting from the continuing integration of Southern Pacific operations.

Salaries, Wages and Employee Benefits - Labor costs decreased $29 million (1%), due to productivity gains that resulted in reduced crew costs and lower recrew rates, partially offset by increases resulting from volume and inflation and one-time costs recorded in 1999 related to the Southern Pacific merger (see note 2 to the consolidated financial statements).

Equipment and Other Rents - Expenses decreased $93 million (7%), due primarily to improvements in cycle time as well as lower prices, partially offset by higher volume.

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

Casualty Costs - Costs declined $89 million (21%), primarily due to the effect of lower settlement costs. The decline also reflected an insurance refund received in 1999 and decreased costs for repairs on cars from other railroads.

Other Costs - Costs decreased $414 million (33%), reflecting lower state and local taxes (primarily sales and property taxes), and the impact in 1998 of customer claims expense.

OPERATING INCOME - Operating income increased $1.4 billion to $1.8 billion in 1999. Both 1999 and 1998 operating income included the impact of one-time costs related to the Southern Pacific merger for severance, relocation and training of employees. The operating ratio in 1999 was 82.0%, 13.4 percentage points better than 1998's 95.4% operating ratio.

NON-OPERATING ITEMS - Other income decreased $71 million (38%) in 1999, due to the impact in 1998 of a telecommunications contract buyout, sale of a company aircraft, sale of the Southern Pacific headquarters building and an insurance recovery for 1997 flood damage received in 1998. Interest expense increased $15 million (2%) in 1999, as a result of higher average debt levels year over year caused by increased borrowings during 1998. Income taxes increased $476 million in 1999, reflecting higher income before income taxes, partially offset by settlements related to prior tax years.

OTHER OPERATIONS

TRUCKING PRODUCT LINE

NET INCOME - Trucking net income was $29 million in 1999 compared to a $522 million net loss in 1998. Overnite's 1998 loss included $15 million of goodwill amortization and a $547 million charge for a revaluation of goodwill related to the acquisition of Overnite by UPC in 1986 (see note 1 to the consolidated financial statements). Overnite's 1999 net income was adversely impacted by a 7% reduction in volume in the fourth quarter and expenses related to Overnite's contingency plan in response to activity by the Teamsters.

OPERATING REVENUES - Trucking revenues increased $28 million (3%) to $1.1 billion in 1999. The revenue increase resulted from yield initiatives as well as a new product offering in the northeast United States and Texas.

OPERATING EXPENSES - Trucking operating expenses increased $62 million (6%) to $1.0 billion in 1999 (excluding the $547 million goodwill revaluation and $15 million goodwill amortization in 1998), approximately $27 million of which relates to expenses incurred implementing the work stoppage contingency plan. Salaries, wages and employee benefit costs increased $35 million (6%) to $651 million, reflecting wage and benefit enhancements. Fuel and utilities costs increased $3 million (7%) to $49 million in 1999, due to higher consumption and increased fuel price per gallon (54 cents per gallon in 1999 compared to 53 cents per gallon in 1998, including taxes, transportation charges and regional pricing spreads), partially offset by favorable hedge activity. Overnite hedged 40% of 1999 fuel consumption at an average price of 45 cents per gallon (excluding taxes, transportation charges and regional pricing spreads), which decreased fuel costs by $1 million. At December 31, 1999, 10% of Overnite's estimated 2000 fuel consumption was hedged at an average of 39 cents per gallon (excluding taxes, transportation charges and regional pricing spreads). At December 31, 1998, 41% of Overnite's expected 1999 fuel consumption was hedged (see note 4 to the consolidated financial statements). Equipment and other rents increased $12 million (14%) over 1998 due to contingency plan activity and initial expenses in connection with new business gained as a result of closure of a regional competitor.

OPERATING INCOME - Trucking operations generated operating income of $20 million in 1999. In 1998, Overnite reported an operating loss of $508 million (including the $547 million of goodwill revaluation and $15 million goodwill amortization). The operating ratio for trucking operations increased to 98.1% in 1999 from 94.8% in 1998 (excluding the $547 million of goodwill revaluation and $15 million goodwill amortization).

OTHER PRODUCT LINES

In 1999, operating revenue declined $116 million (77%) over 1998, due primarily to the sale of Skyway in November 1998. Operating expenses decreased $174 million (70%), reflecting the absence of 1999 costs associated with Skyway and the consolidation of portions of the corporate staff with the Railroad's staff in Omaha, Nebraska. Operating losses declined $58 million (60%), and losses from continuing operations declined $38 million (28%), due to the corporate consolidation and improved operations at the Corporation's technology product line.

CASH FLOWS, LIQUIDITY  AND FINANCIAL RESOURCES

FINANCIAL CONDITION

In 2000, cash from operations was $2.0 billion compared to $1.9 billion in 1999. The increase reflects higher income from continuing operations and decreased cash payouts in 2000 for merger-related expenses and customer claims.

         Cash used in investing activities was $1.5 billion in 2000 compared to $1.6 billion in 1999. The decrease is due to reduced capital spending, the receipt of a cash dividend from an affiliate, an increase in sales of real estate and other assets in 2000 and higher investment activity in 1999.

CASH FROM CONTINUING OPERATIONS
Union Pacific Corporation

Bar Chart
$ MILLIONS


         96              97           98           99             00
        -----          -----         ---         -----          -----
        1,657          1,600         565         1,869          1,958



CAPITAL INVESTMENTS
Union Pacific Corporation

Bar Chart
$ MILLIONS

         96              97              98             99              00
        -----          -----           -----          -----           -----
        1,360          2,101           2,111          1,834           1,783

     Cash used in financing activities increased to $486 million from $256 million in 1999. This increase reflects higher debt repayments ($796 million in 2000 versus $692 million in 1999) and lower financings ($509 million in 2000 versus $637 million in 1999). Including the Convertible Preferred Securities (see note 7 to the consolidated financial statements) as an equity instrument, the ratio of debt to total capital employed was 45.1% at December 31, 2000 compared to 47.6% at December 31, 1999.

FINANCING ACTIVITIES

CREDIT FACILITIES - On December 31, 2000, the Corporation had $2.0 billion in revolving credit facilities of which $1.0 billion expires in March 2001, with the remaining $1.0 billion expiring in March 2005. The facilities, which were entered into during March 2000, are designated for general corporate purposes and replaced a $2.8 billion facility which was due to expire in April 2001. None of the credit facilities were used as of December 31, 2000 or 1999. Commitment fees and interest rates payable under the facilities are similar to fees and rates available to comparably rated investment-grade corporate borrowers.

SHELF REGISTRATION - Under the currently effective shelf registration statement, the Corporation may issue, from time to time, any combination of debt securities, preferred stock or warrants for debt securities or preferred stock in one or more offerings. At December 31, 2000, the Corporation had $600 million remaining for issuance under the shelf registration. At January 18, 2001, the Corporation had $200 million remaining for issuance under the shelf registration. The Corporation has no immediate plans to issue equity securities.

SIGNIFICANT NEW BORROWINGS - During June 2000, the Corporation issued $250 million of floating-rate debt under its shelf registration statement with a maturity date of July 1, 2002. The proceeds from the issuance of this debt were used for repayment of debt and other general corporate purposes. During September and November 2000, UPRR entered into capital leases covering new locomotives. The related capital lease obligations totaled approximately $201 million and are included as debt in the consolidated statements of financial position. In January 2001, the Corporation issued $400 million of fixed-rate debt under its shelf registration statement with a maturity date of January 15, 2011. The proceeds from the issuance of this debt were used for repayment of debt and other general corporate purposes.

OTHER MATTERS

PERSONAL INJURY - In 2000, the Railroad's work-related injuries that resulted in lost job time declined 20% compared to 1999. In addition, accidents at grade crossings decreased 10% compared to 1999. Annual expenses for the Railroad's personal injury-related events were $207 million in 2000, reflecting lower settlement costs, $228 million in 1999 and $311 million in 1998. Compensation for work-related accidents is governed by the Federal Employers' Liability Act
(FELA). Under FELA, damages are assessed based on a finding of fault through litigation or out-of-court settlements. The Railroad offers a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

ENVIRONMENTAL COSTS - The Corporation generates and transports hazardous and nonhazardous waste in its current and former operations, and is subject to federal, state and local environmental laws and regulations. The Corporation has identified approximately 400 active sites at which it is or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. This includes 46 sites that are the subject of actions taken by the U.S. government, 26 of which are currently on the Superfund National Priorities List. Certain federal legislation imposes joint and several liability for the remediation of identified sites; consequently, the Corporation's ultimate environmental liability may include costs relating to other parties, in addition to costs relating to its own activities at each site.

     As of December 31, 2000, the Corporation has a liability of $177 million accrued for future environmental costs where its obligation is probable and where such costs can be reasonably estimated. However, the actual costs may differ from these estimates. The liability includes future costs for remediation and restoration of sites, as well as for ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties, and existing technology, laws and regulations. The Corporation believes that it has adequately accrued for its ultimate share of costs at sites subject to joint and several liability. However, the ultimate liability for remediation is difficult to determine because of the number of potentially responsible parties involved, site-specific cost sharing arrangements with other potentially responsible parties, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and/or the speculative nature of remediation costs. The majority of the December 31, 2000 environmental liability is expected to be paid out over the next five years, funded by cash generated from operations.

     Remediation of identified sites previously used in operations, used by tenants or contaminated by former owners required spending of $62 million in 2000, $56 million in 1999 and $58 million in 1998. The Corporation is also engaged in reducing emissions, spills and migration of hazardous materials, and spent $8 million, $5 million and $9 million in 2000, 1999 and 1998, respectively, for control and prevention. In 2001, the Corporation anticipates spending $65 million for remediation and $8 million for control and prevention. The impact of current obligations is not expected to have a material adverse effect on the results of operations or financial condition of the Corporation.

LABOR MATTERS

Rail - Approximately 87% of the Railroad's nearly 50,000 employees are represented by rail unions. Under the conditions imposed by the Surface Transportation Board (STB) in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions had to be negotiated before the UPRR and Southern Pacific rail systems could be fully integrated. The Railroad has successfully reached agreements with the shopcraft, carmen, clerical, and maintenance-of-way unions, and also implemented "hub-and-spoke" agreements with the train operating crafts. Under the hub-and-spoke concept, all operating employees in a central "hub" are placed under a common set of collective bargaining agreements with the ability to work on the "spokes" running into and out of the hub. Negotiations under the Railway Labor Act to revise the national labor agreements for all crafts began in late 1999 and are still in progress.

Trucking - Overnite continues to oppose the efforts of the Teamsters to unionize Overnite service centers. Since the Teamsters began their efforts at Overnite in 1994, Overnite has received 90 petitions for union elections at 67 of its 166 service centers, although there have been only nine elections since August 1997, and Teamsters representation was rejected in seven of those nine elections. Twenty-two service centers, representing approximately 14% of Overnite's 13,000 nationwide employee work force, have voted for union representation, and the Teamsters have been certified and recognized as the bargaining representative for such employees. Fifteen of these 22 locations filed decertification petitions in 1999 and 2000. Elections affecting approximately 400 additional employees are unresolved, and there are no elections currently scheduled. Additionally, proceedings are pending in certain cases where a Teamsters' local union lost a representation election. To date, Overnite has not entered into any collective bargaining agreements with the Teamsters, who began a job action on October 24, 1999 that has continued into 2001. As of January 31, 2001, 30 Overnite service centers had approximately 495 employees, less than 5% of Overnite's work force, who did not report to work. Despite the work stoppage, Overnite has managed to improve its service, revenue and profitability on a year-over-year basis.

INFLATION - The cumulative effect of long periods of inflation has significantly increased asset replacement costs for capital-intensive companies such as the Railroad and Overnite. As a result, depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

DERIVATIVE FINANCIAL INSTRUMENTS - The Corporation and its subsidiaries use derivative financial instruments, which are subject to market risk, in limited instances for purposes other than trading to manage risk related to changes in fuel prices and interest rates. The Corporation uses swaps, futures and/or forward contracts to mitigate the downside financial risk of adverse price and rate movements and hedge the exposure to variable cash flows. The sensitivity analyses that follow illustrate the economic effect that hypothetical changes in interest rates or fuel prices could have on the Corporation's financial instruments. These hypothetical changes do not consider other factors that could impact actual results.

Interest Rates - The Corporation manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed- and floating-rate debt instruments within its debt portfolio over a given period. The mix of fixed- and floating-rate debt is largely managed through the issuance of targeted amounts of each as debt matures or incremental borrowings are required. Derivatives may be used in limited circumstances as one of the tools to obtain the targeted mix and hedge the exposure to variable fair value changes. In addition, the Corporation obtains flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed-rate debt securities.

     At December 31, 2000, the Corporation has variable-rate debt representing approximately 6% of its total debt. If interest rates average 10% higher in 2001 than the December 31, 2000 rate, the Corporation's interest expense would increase by less than $5 million after tax. This amount is determined by considering the impact of the hypothetical interest rates on the balances of the Corporation's variable-rate debt at December 31, 2000. At December 31, 2000, the Corporation has not entered into any interest rate swaps.

     Market risk for fixed-rate debt is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in interest rates as of December 31, 2000, and amounts to approximately $307 million at December 31, 2000. The fair values of the Corporation's fixed-rate debt were estimated by considering the impact of the hypothetical interest rates on quoted market prices and current borrowing rates.

Fuel - Fuel costs are a significant portion of the Corporation's total operating expenses. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation's transportation subsidiaries periodically use swaps, futures and/or forward contracts to mitigate the impact of adverse fuel price changes. However, the use of these instruments also limits future gains from favorable movements.

     As of December 31, 2000, the Corporation had hedged approximately 8% of its forecasted 2001 fuel consumption. If fuel prices decrease 10% from the December 31, 2000 level, the corresponding decrease in the value of the Corporation's fuel hedging contracts would be approximately $5 million after tax.

COMMITMENTS AND CONTINGENCIES - There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to various federal, state and local environmental laws and regulations, pursuant to which it is currently participating in the investigation and remediation of various sites. A discussion of certain claims, lawsuits, contingent liabilities and guarantees is set forth in note 12 to the consolidated financial statements.

ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), that would have been effective January 1, 2000. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivatives Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" postponing the effective date for implementing FAS 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (FAS 138). FAS 138 addresses certain issues related to the implementation of FAS 133, but does not change the basic model of FAS 133 or further delay the implementation of FAS 133. Management has determined that FAS 133 and FAS 138 will increase the volatility of the Corporation's asset, liability and equity (comprehensive income) positions as the change in the fair value of all financial instruments the Corporation uses for fuel or interest rate hedging purposes will, upon adoption of FAS 133 and FAS 138, be recorded in the Corporation's consolidated statements of financial position (see note 4 to the consolidated financial statements). In addition, to the extent fuel hedges are ineffective due to pricing differentials resulting from the geographic dispersion of the Corporation's operations, income statement recognition of the ineffective portion of the hedge position will be required. On January 1, 2001, the Corporation adopted the provisions of FAS 133 and FAS 138. This adoption resulted in the recognition of a $2 million asset on January 1, 2001.

     In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140), replacing Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 140 revises criteria for accounting for securitizations, other financial asset transfers and collateral, and introduces new disclosures. FAS 140 is effective for fiscal 2000 with respect to the new disclosure requirements and amendments of the collateral provisions originally presented in FAS 125. All other provisions are effective for transfers of financial assets and extinguishments of liabilities occurring after March 31, 2001. The provisions are to be applied prospectively with certain exceptions. Management is currently assessing the financial impact that FAS 140 will have on the Corporation's consolidated financial statements.

A LOOK FORWARD

2001 BUSINESS OUTLOOK

RAIL - The Railroad anticipates that revenue will continue to grow in 2001 despite signals of a weakening economy that were evident at the close of 2000. The Railroad's diverse commodity base helps insulate overall financial performance from weakness in individual commodity groups due to economic or other factors. Fuel prices are expected to remain above historical levels during 2001, but should fall below the record levels of 2000. To help reduce the effect of volatile fuel prices on earnings, the Railroad will continue to look for opportunities to use hedge contracts. Emphasis will continue to be placed on cost control. In addition, by developing innovative new rail services and improving service performance and reliability, the Railroad expects to continue to grow market share and raise overall customer satisfaction.

TRUCKING - Overnite expects to continue to improve financial performance by focusing on customer service and by expanding new service offerings that have been introduced in recent years. While fuel prices are expected to remain high in 2001, reliable on-time performance and quality service should enable Overnite to maintain profitable margins.

2001 CAPITAL INVESTMENTS - The Corporation's 2001 capital expenditures and debt service requirements are expected to be funded through cash generated from operations, additional debt financings and the sale or lease of various operating and non-operating properties. The Corporation expects that these sources will continue to provide sufficient funds to meet cash requirements in the foreseeable future. Railroad-related capital expenditures will be used to maintain track and structures, continue capacity expansions on its main lines, upgrade and augment equipment to better meet customer needs, build infrastructure and develop and implement new technologies. Overnite will continue to maintain its truck fleet, expand service centers and enhance technology. Fenix expects to invest capital to upgrade and develop technologies which should generate increased business from third party sales.

CAUTIONARY INFORMATION

Certain statements in this Annual Report are, and statements in other material filed or to be filed with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Corporation) are, or will be, forward-looking within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements include, without limitation, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth and earnings; the time by which certain objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new products and services; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on the Corporation's consolidated financial position, results of operations or liquidity; and statements concerning projections, predictions, expectations, estimates or forecasts as to the Corporation's and its subsidiaries' business, financial and operational results, and future economic performance, statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts.

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

     Important factors that could cause such differences include, but are not limited to, whether the Corporation and its subsidiaries are fully successful in implementing their financial and operational initiatives; industry competition, conditions, performance and consolidation; legislative and/or regulatory developments, including possible enactment of initiatives to re-regulate the rail business; natural events such as severe weather, floods and earthquakes; the effects of adverse general economic conditions, both within the United States and globally; changes in fuel prices; changes in labor costs; labor stoppages; and the outcome of claims and litigation.

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

INDEPENDENT AUDITORS' REPORT

DELOITTE & TOUCHE

Union Pacific Corporation, its Directors and  Shareholders:

We have audited the accompanying consolidated statements of financial position of Union Pacific Corporation and Subsidiary Companies (the Corporation) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and Subsidiary Companies at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


Omaha, Nebraska
January 18, 2001

RESPONSIBILITIES FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements, which consolidate the accounts of Union Pacific Corporation and its subsidiaries (the Corporation), have been prepared in conformity with accounting principles generally accepted in the United States of America.

     The integrity and objectivity of data in these consolidated financial statements and accompanying notes, including estimates and judgments related to matters not concluded by year end, are the responsibility of management as is all other information in this Annual Report. Management devotes ongoing attention to review and appraisal of its system of internal controls. This system is designed to provide reasonable assurance, at an appropriate cost, that the Corporation's assets are protected, that transactions and events are recorded properly and that financial reports are reliable. The system is augmented by a staff of internal auditors; careful attention to selection and development of qualified financial personnel; programs to further timely communication and monitoring of policies, standards and delegated authorities; and evaluation by independent auditors during their audits of the annual consolidated financial statements.

     The Audit Committee of the Corporation's Board of Directors, composed entirely of outside directors, as identified on page 55, meets regularly with financial management, the corporate auditors and the independent auditors to review the work of each. The independent auditors and corporate auditors have free access to the Audit Committee, without management representatives present, to discuss the results of their audits and their comments on the adequacy of internal controls and the quality of financial reporting.


Chairman, President and Chief Executive Officer


Executive Vice President - Finance


Vice President and Controller

CONSOLIDATED STATEMENTS OF INCOME
Union Pacific Corporation and Subsidiary Companies


                          Millions of Dollars, Except Per Share Amounts,
                          for the Years Ended December 31,                          2000        1999          1998
                          -----------------------------------------------         --------    ---------     --------
 OPERATING REVENUES       Rail, trucking and other...........................     $ 11,878    $  11,237     $ 10,514
                                                                                  --------    ---------     --------
 OPERATING EXPENSES       Salaries, wages and employee benefits..............        4,311        4,285        4,348
                          Equipment and other rents..........................        1,281        1,297        1,390
                          Depreciation.......................................        1,140        1,083        1,070
                          Fuel and utilities.................................        1,350          832          843
                          Materials and supplies.............................          593          590          565
                          Goodwill impairment................................           --           --          547
                          Casualty costs.....................................          360          378          475
                          Other costs........................................          940          968        1,447
                                                                                  --------    ---------     --------
                          Total..............................................        9,975        9,433       10,685
                                                                                  --------    ---------     --------
 INCOME                   Operating Income (Loss)............................        1,903        1,804         (171)
                          Other income.......................................          130          131          189
                          Interest expense...................................         (723)        (733)        (714)
                                                                                  --------    ---------     --------
                          Income (Loss) before Income Taxes..................        1,310        1,202         (696)
                          Income taxes.......................................         (468)        (419)          63
                                                                                  --------    ---------     --------
                          Income (Loss) from Continuing Operations...........          842          783         (633)
                          Income from Discontinued Operations................           --           27           --
                                                                                  --------    ---------     --------
                          Net Income (Loss)..................................     $    842    $     810     $   (633)
                                                                                  --------    ---------     --------
 PER SHARE                Basic:
                               Income (Loss) from Continuing Operations......     $   3.42    $    3.17     $  (2.57)
                               Income from Discontinued Operations...........           --         0.11           --
                               Net Income (Loss).............................     $   3.42    $    3.28     $  (2.57)
                          Diluted:
                               Income (Loss) from Continuing Operations......     $   3.34    $    3.12     $  (2.57)
                               Income from Discontinued Operations...........           --         0.10           --
                               Net Income (Loss).............................     $   3.34    $    3.22     $  (2.57)
                                                                                  --------    ---------     --------
                          Weighted Average Number of Shares (Basic)..........        246.5        246.6        246.0
                          Weighted Average Number of Shares (Diluted)........        269.5        269.8        246.0
                                                                                  --------    ---------     --------
                          Dividends..........................................     $   0.80    $    0.80     $   0.80
                                                                                  --------    ---------     --------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Union Pacific Corporation and Subsidiary Companies


                            Millions of Dollars, as of December 31                                2000       1999
                            --------------------------------------                              --------   --------
ASSETS

Current Assets              Cash and temporary investments..................................    $    105   $    175
                            Accounts receivable - net.......................................         597        581
                            Inventories.....................................................         360        337
                            Current deferred tax asset......................................          89        111
                            Other current assets............................................         134        110
                                                                                                --------   --------
                            Total...........................................................       1,285      1,314
                                                                                                --------   --------
Investments                 Investments in and advances to affiliated companies.............         644        657
                            Other investments...............................................          96         96
                                                                                                --------   --------
                            Total...........................................................         740        753
                                                                                                --------   --------
Properties                  Cost............................................................      35,458     34,370
                            Accumulated depreciation........................................      (7,262)    (6,851)
                                                                                                --------   --------
                            Net ............................................................      28,196     27,519
                                                                                                --------   --------
Other                       Other assets....................................................         278        302
                                                                                                --------   --------
                            Total Assets....................................................    $ 30,499   $ 29,888
                                                                                                --------   --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities         Accounts payable................................................    $    658   $    598
                            Accrued wages and vacation......................................         422        409
                            Accrued casualty costs..........................................         409        385
                            Income and other taxes..........................................         234        256
                            Dividends and interest..........................................         265        290
                            Debt due within one year........................................         207        214
                            Other current liabilities.......................................         767        733
                                                                                                --------   --------
                            Total...........................................................       2,962      2,885

Other Liabilities and       Debt due after one year.........................................       8,144      8,426
Shareholders' Equity        Deferred income taxes...........................................       7,143      6,715
                            Accrued casualty costs..........................................         834        934
                            Retiree benefits obligation.....................................         745        791
                            Other long-term liabilities.....................................         509        636
                            Company-obligated Mandatorily Redeemable Convertible
                                Preferred Securities........................................       1,500      1,500
                            Common shareholders' equity.....................................       8,662      8,001
                                                                                                --------   --------
                            Total Liabilities and Shareholders' Equity......................    $ 30,499   $ 29,888
                                                                                                --------   --------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Union Pacific Corporation and Subsidiary Companies

                               Millions of Dollars, for the Years Ended December 31       2000         1999        1998
                               ----------------------------------------------------     --------     ---------   --------
OPERATING ACTIVITIES           Net Income (Loss)....................................    $    842     $     810   $   (633)
                               Less Income from Discontinued Operations.............          --            27         --
                                                                                        --------     ---------   --------
                               Income (Loss) from Continuing Operations.............         842           783       (633)
                               Non-cash charges to income:
                                   Depreciation.....................................       1,140         1,083      1,070
                                   Goodwill impairment..............................          --            --        547
                                   Deferred income taxes............................         447           529        (74)
                                   Other - net......................................        (507)         (666)       (29)
                               Changes in current assets and liabilities............          36           140       (316)
                                                                                        --------     ---------   --------
                               Cash Provided by Operating Activities................       1,958         1,869        565
                                                                                        --------     ---------   --------
INVESTING ACTIVITIES           Capital investments..................................      (1,783)       (1,834)    (2,111)
                               Proceeds from sale of assets and other
                                   investing activities.............................         241           220        213
                                                                                        --------     ---------   --------
                               Cash Used in Investing Activities....................      (1,542)       (1,614)    (1,898)
                                                                                        --------     ---------   --------
FINANCING ACTIVITIES           Dividends paid.......................................        (199)         (198)      (255)
                               Debt repaid..........................................        (796)         (692)    (1,789)
                               Financings...........................................         509           637      3,480
                               Other - net..........................................           -            (3)       (17)
                                                                                        --------     ---------   --------
                               Cash Provided by (Used in) Financing Activities......        (486)         (256)     1,419
                                                                                        --------     ---------   --------
                               Net Change in Cash and Temporary Investments.........         (70)           (1)        86
                               Cash and Temporary Investments at Beginning
                                   Year.............................................         175           176         90
                                                                                        --------     ---------   --------
                               Cash and Temporary Investments at End of Year........    $    105     $     175   $    176
                                                                                        --------     ---------   --------
CHANGES IN CURRENT             Accounts receivable..................................    $    (16)    $      62   $     84
ASSETS AND LIABILITIES         Inventories..........................................         (23)            6        (47)
                               Other current assets.................................          (2)          119         58
                               Accounts, wages and vacation payable.................          73            11       (183)
                               Debt due within one year.............................          (7)           33        (52)
                               Other current liabilities............................          11           (91)      (176)
                                                                                        --------     ---------   --------
                               Total................................................    $     36     $     140   $   (316)
                                                                                        --------     ---------   --------
SUPPLEMENTAL CASH FLOW         Cash paid (received) during the year for:
INFORMATION                        Interest.........................................    $    756     $     742   $    677
                                   Income taxes - net...............................          25          (110)      (103)
                                                                                        --------     ---------   --------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY
Union Pacific Corporation and Subsidiary Companies

                                                                                            Accumulated           Total
                                                                                                  Other          Common
                                               Common    Treasury    Paid-in-  Retained   Comprehensive   Shareholders'
Millions of Dollars                           Shares(a)  Stock(b)     Surplus  Earnings          Income          Equity
-------------------                           ---------  ---------   --------  --------   -------------   -------------
Balance at January 1, 1998.................   $     690  $  (1,802)  $  4,066  $  5,271   $          --   $       8,225
                                              ---------  ---------   --------  --------   -------------   -------------

Net Income (Loss)..........................          --         --         --      (633)             --            (633)
Other Comprehensive Income:
   Foreign translation adjustment..........          --         --         --        --              --              --
   Minimum pension liability adjustment....          --         --         --        --              --              --
                                                                                                          -------------
Comprehensive Income (Loss)................                                                                        (633)
Conversions, exercises of stock options,
   forfeitures and other - net
      287,867 in 1998......................           1         10        (13)       --              --              (2)
Dividends declared.........................          --         --         --      (197)             --            (197)
                                              ---------  ---------   --------  --------   -------------   -------------
Balance at December 31, 1998...............         691     (1,792)     4,053     4,441              --           7,393
                                              ---------  ---------   --------  --------   -------------   -------------
Net Income.................................          --         --         --       810              --             810
Other Comprehensive Income (Loss):
   Foreign translation adjustment..........          --         --         --        --              (4)             (4)
   Minimum pension liability adjustment....          --         --         --        --              (2)             (2)
                                                                                                          -------------
Comprehensive Income.......................                                                                         804
Conversions, exercises of stock options,
   forfeitures and other - net
     (41,206) shares in 1999...............          --         36        (34)       --              --               2
Dividends declared.........................          --         --         --      (198)             --            (198)
                                              ---------  ---------   --------  --------   -------------   -------------
Balance at December 31, 1999...............         691     (1,756)     4,019     5,053             (6)           8,001
                                              ---------  ---------   --------  --------   -------------   -------------
NET INCOME.................................          --         --         --       842              --             842
OTHER COMPREHENSIVE INCOME:
   FOREIGN TRANSLATION ADJUSTMENT..........          --         --         --        --               6               6
   MINIMUM PENSION LIABILITY ADJUSTMENT....          --         --         --        --              --              --
                                                                                                          -------------
COMPREHENSIVE INCOME.......................                                                                         848
CONVERSIONS, EXERCISES OF STOCK OPTIONS,
   FORFEITURES AND OTHER - NET
      (1,060,242) SHARES IN 2000...........          (3)         7          5        --              --               9
DIVIDENDS DECLARED.........................          --         --         --      (196)             --            (196)
                                              ---------  ---------   --------  --------   -------------   -------------
BALANCE AT DECEMBER 31, 2000...............   $     688  $  (1,749)  $  4,024  $  5,699   $          --   $       8,662
                                              ---------  ---------   --------  --------   -------------   -------------

(a) Common stock $2.50 par value; 500,000,000 shares authorized; 275,233,975 shares issued at the end of 2000; 276,294,217 shares issued at the end of 1999; 276,335,423 shares issued at the end of 1998.

(b) Shares at cost: 28,413,483 at the end of 2000; 28,510,907 at the end of 1999; 28,885,160 at the end of 1998.


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying significant accounting policies and notes are an integral part of these consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Union Pacific Corporation (UPC or the Corporation) and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned or where UPC exercises significant influence over an investee's operations) are accounted for using the equity method of accounting. All material intercompany transactions are eliminated.

CASH AND TEMPORARY INVESTMENTS - Temporary investments are stated at cost which approximates fair value and consist of investments with original maturities of three months or less.

INVENTORIES - Inventories consist of materials and supplies carried at the lower of average cost or market.

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

IMPAIRMENT OF LONG-LIVED ASSETS - The Corporation reviews long-lived assets, including identifiable intangibles, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows. The Corporation regularly assesses the recoverability of its enterprise-level goodwill through a review of discounted cash flows.

REVENUE RECOGNITION - Transportation revenues are recognized on a percentage-of-completion basis as freight moves from origin to destination. Other revenue is recognized as service is performed or contractual obligations are met.

FINANCIAL INSTRUMENTS - The carrying value of the Corporation's non-derivative financial instruments approximates fair value, except for differences with respect to long-term, fixed-rate debt and certain differences relating to cost method investments and other financial instruments that are not significant. The fair value of financial instruments is generally determined by reference to market values as quoted by recognized dealers or developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury rate and swap spread.

   The Corporation periodically uses derivative financial instruments to manage risk related to changes in fuel prices and interest rates. The Corporation does not enter into financial instruments for trading or speculative purposes.

EARNINGS PER SHARE - Basic earnings per share (EPS) is calculated on the weighted-average number of common shares outstanding during each period. Diluted earnings per share includes shares issuable upon exercise of outstanding stock options and the potential conversion of the preferred securities where the conversion of such instruments would be dilutive.

USE OF ESTIMATES - The consolidated financial statements of the Corporation include estimates and assumptions regarding certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

CHANGE IN PRESENTATION - Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

1.   OPERATIONS AND SEGMENTATION

Union Pacific Corporation consists of one reportable segment, rail transportation, and UPC's other product lines (Other Operations). The rail segment includes the operations of the Corporation's wholly owned subsidiary, Union Pacific Railroad Company (UPRR) and UPRR's subsidiaries and rail affiliates (collectively, the Railroad). Other Operations include the trucking product line

(Overnite Transportation Company or Overnite), as well as the "other" product lines that include the corporate holding company (which largely supports the Railroad), Fenix LLC and affiliated technology companies (Fenix), self-insurance activities, and all appropriate consolidating entries.

RAIL

OPERATIONS - The Corporation's only reportable segment is the Railroad, including as of October 1, 1996, Southern Pacific Rail Corporation (Southern Pacific or SP). In addition, during 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico. The Railroad made an additional investment in the consortium in 1999.

   The Railroad has approximately 34,000 route miles linking Pacific Coast and Gulf Coast ports to the Midwest and eastern United States gateways and providing several north/south corridors to key Mexican gateways. The Railroad serves the western two-thirds of the country and maintains coordinated schedules with other carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and (primarily through interline connections) Canadian borders. The Railroad is subject to price and service competition from other railroads, motor carriers and barge operators. The Corporation expects to complete the integration of the operations of SP in 2001.

EMPLOYEES - Approximately 87% of the Railroad's nearly 50,000 employees are represented by rail unions. Under the conditions imposed by the Surface Transportation Board (STB) in connection with the Southern Pacific acquisition, labor agreements between the Railroad and the unions had to be negotiated before the UPRR and Southern Pacific rail systems could be fully integrated. The Railroad has successfully reached agreements with the shopcraft, carmen, clerical, and maintenance-of-way unions, and also implemented "hub-and-spoke" agreements with the train operating crafts. Under the hub-and-spoke concept, all operating employees in a central "hub" are placed under a common set of collective bargaining agreements with the ability to work on the "spokes" running into and out of the hub. Negotiations under the Railway Labor Act to revise the national labor agreements for all crafts began in late 1999 and are still in progress.

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

EMPLOYEES - Overnite continues to oppose the efforts of the International Brotherhood of Teamsters (Teamsters) to unionize Overnite service centers. Since the Teamsters began their efforts at Overnite in 1994, Overnite has received 90 petitions for union elections at 67 of its 166 service centers, although there have been only nine elections since August 1997, and Teamsters representation was rejected in seven of those nine elections. Twenty-two service centers, representing approximately 14% of Overnite's 13,000 nationwide employee work force, have voted for union representation, and the Teamsters have been certified and recognized as the bargaining representative for such employees. Fifteen of these 22 locations filed decertification petitions in 1999 and 2000. Elections affecting approximately 400 additional employees are unresolved, and there are no elections currently scheduled. Additionally, proceedings are pending in certain cases where a Teamsters' local union lost a representation election. To date, Overnite has not entered into any collective bargaining agreements with the Teamsters, who began a job action on October 24, 1999 that has continued into 2001.

OPERATIONAL INITIATIVES - During 2000, 1999 and 1998, Overnite benefited from several initiatives aimed at better matching its operations to the trucking industry environment. These actions included work force reductions, service center consolidations, centralization of the linehaul management process and pricing initiatives targeting Overnite's lowest margin customers. Overnite has also benefited from growth in its customer base generated by continuing improvements in its service levels.

ATTEMPTED SALE OF OVERNITE - In May 1998, the Corporation's Board of Directors approved a formal plan to divest of UPC's investment in Overnite through an initial public offering. However, market conditions deteriorated to the point that UPC decided not to consummate the offering.

GOODWILL REVALUATION - During 1998, the Corporation changed its method of measuring impairment of enterprise level goodwill from an undiscounted cash flow method to a fair value method based on discounted cash flows. The Corporation believes that a discounted cash flow approach is preferable since it provides a more current and realistic valuation than the undiscounted method and more closely matches Overnite's fair value. In connection with the change in accounting policy with respect to measurement of goodwill impairment described above, $547 million of goodwill related to the acquisition of Overnite was written off during 1998. Generally accepted accounting principles preclude the recognition of tax benefits associated with goodwill charges to income until the tax benefits are realized. Should the Corporation realize a tax benefit associated with the goodwill write-down in the future, this benefit may be recognized.

OTHER PRODUCT LINES

OTHER - Included in the "other" product lines are the results of the corporate holding company, Fenix, self-insurance activities, and all appropriate consolidating entries.

The following table details reportable financial information for the Corporation's Rail segment and Other Operations:


Millions of Dollars                                     2000          1999          1998
-------------------                               ----------    ----------    ----------
Operating revenues:(a)
    Rail ......................................   $   10,731    $   10,140    $    9,329
    Trucking ..................................        1,113         1,062         1,034
    Other .....................................           34            35           151
                                                  ----------    ----------    ----------
    Consolidated ..............................   $   11,878    $   11,237    $   10,514
                                                  ----------    ----------    ----------
Depreciation and amortization:(b)
    Rail ......................................   $    1,089    $    1,034    $    1,003
    Trucking ..................................           48            46            60
    Other .....................................            3             3             7
                                                  ----------    ----------    ----------
    Consolidated ..............................   $    1,140    $    1,083    $    1,070
                                                  ----------    ----------    ----------
Operating income (loss):(b)
    Rail ......................................   $    1,903    $    1,822    $      433
    Trucking ..................................           53            20          (508)
    Other .....................................          (53)          (38)          (96)
                                                  ----------    ----------    ----------
    Consolidated ..............................   $    1,903    $    1,804    $     (171)
                                                  ----------    ----------    ----------
Interest income:
    Rail ......................................   $        7    $       10    $       20
    Trucking ..................................           18            16            13
    Other .....................................          (14)           (8)           (5)
                                                  ----------    ----------    ----------
    Consolidated ..............................   $       11    $       18    $       28
                                                  ----------    ----------    ----------
Interest expense:
    Rail ......................................   $      592    $      618    $      603
    Trucking ..................................            1             1             1
    Other .....................................          130           114           110
                                                  ----------    ----------    ----------
    Consolidated ..............................   $      723    $      733    $      714
                                                  ----------    ----------    ----------
Income tax expense (benefit):
    Rail ......................................   $      511    $      465    $      (11)
    Trucking ..................................           28             8            24
    Other .....................................          (71)          (54)          (76)
                                                  ----------    ----------    ----------
    Consolidated ..............................   $      468    $      419    $      (63)
                                                  ----------    ----------    ----------
Earnings of nonconsolidated affiliates:(c)
    Rail ......................................   $       78    $       55    $       52
    Trucking ..................................           --            --            --
    Other .....................................           --            --            --
                                                  ----------    ----------    ----------
    Consolidated ..............................   $       78    $       55    $       52
                                                  ----------    ----------    ----------

Net income (loss):(d)
    Rail .........................................   $      926    $      854    $       27
    Trucking .....................................           43            29          (522)
    Other ........................................         (127)          (73)         (138)
                                                     ----------    ----------    ----------
    Consolidated .................................   $      842    $      810    $     (633)
                                                     ----------    ----------    ----------
Investments in nonconsolidated affiliates:(c)
    Rail .........................................   $      644    $      657    $      520
    Trucking .....................................           --            --            --
    Other ........................................           --            --            --
                                                     ----------    ----------    ----------
    Consolidated .................................   $      644    $      657    $      520
                                                     ----------    ----------    ----------
Assets:
    Rail .........................................   $   29,581    $   28,880    $   28,357
    Trucking .....................................          651           670           655
    Other ........................................          267           338           362
                                                     ----------    ----------    ----------
    Consolidated .................................   $   30,499    $   29,888    $   29,374
                                                     ----------    ----------    ----------
Capital investments:
    Rail .........................................   $    1,735    $    1,777    $    2,044
    Trucking .....................................           33            55            59
    Other ........................................           15             2             8
                                                     ----------    ----------    ----------
    Consolidated .................................   $    1,783    $    1,834    $    2,111
                                                     ----------    ----------    ----------

(a) The Corporation has no significant intercompany sales activities.

(b) Included the one-time revaluation of Overnite's goodwill of $547 million in 1998 and goodwill amortization at Overnite of $15 million in 1998 and the $115 million pre-tax ($72 million after-tax) work force reduction charge in 2000.

(c) The Railroad has equity interests in several railroad-related and other businesses.

(d) "Other" included the $43 million pre-tax $27 million after-tax adjustment of a liability related to the discontinued operations of a former subsidiary in 1999 (note 3).

CONSOLIDATED

RISK FACTORS - The Corporation's future results may be affected by changes in the economic environment, fluctuations in fuel prices and external factors such as weather. Several of the commodities transported by both the Railroad and Overnite come from industries with cyclical business operations. As a result, prolonged negative changes in U.S. and global economic conditions can have an adverse effect on the Corporation's operating results. In addition, to the extent that diesel fuel costs are not recovered through increased revenues, improved fuel conservation or mitigated by hedging activity, operating results at the Railroad and Overnite can also be adversely affected.

2. ACQUISITIONS

Southern Pacific - UPC consummated the acquisition of Southern Pacific in September 1996 for $4.1 billion. Sixty percent of the outstanding Southern Pacific common shares were converted into UPC common stock, and the remaining 40% of the outstanding shares were acquired for cash. UPC initially funded the cash portion of the acquisition with credit facility borrowings, all of which have been subsequently refinanced with other borrowings. The acquisition of Southern Pacific has been accounted for using the purchase method and was fully consolidated into UPC results beginning October 1996.

Merger Consolidation Activities - In connection with the acquisition and continuing integration of UPRR and Southern Pacific's rail operations, UPC will complete the elimination of 5,200 duplicate positions in 2001, primarily employees involved in activities other than train, engine and yard activities. UPC will also complete the relocation of 4,700 positions, merging or disposing of redundant facilities, and disposing of certain rail lines. In addition, the Corporation will cancel and settle the remaining uneconomical and duplicative SP contracts, including payroll-related contractual obligations in accordance with the original merger plan.

Merger Liabilities - In 1996, UPC recognized a $958 million pre-tax liability in the SP purchase price allocation for costs associated with SP's portion of these activities. Merger liability activity reflected cash payments for merger consolidation activities and reclassification of contractual obligations from merger liabilities to contractual liabilities. In addition, where merger implementation has varied from the original merger plan, the Corporation has adjusted the merger liability and the fair value allocation of SP's purchase price to fixed assets to eliminate the variance. Where the merger implementation has caused the Corporation to incur more costs than were envisioned in the original merger plan, such costs are charged to expense in the period incurred. The Corporation charged $10 million, $45 million and $474 million against the merger liability in 2000, 1999 and 1998, respectively. The remaining merger payments will be made during 2001 as labor negotiations are completed and implemented, and related merger consolidation activities are finalized.

   The components of the merger liability as of December 31, 2000 were as follows:

                                                                                                     DEC. 31,
                                                                        Original     Cumulative          2000
Millions of Dollars                                                    Liability       Activity     LIABILITY
-------------------                                                    ---------     ----------     ---------
Labor protection related to legislated and contractual obligations...  $     361     $      361     $      --
Severance and related costs..........................................        343            271            72
Contract cancellation fees and facility and line closure costs.......        145            141             4
Relocation costs.....................................................        109             96            13
                                                                       ---------     ----------     ---------
Total................................................................  $     958     $      869     $      89
                                                                       ---------     ----------     ---------

MEXICAN RAILWAY CONCESSION - During 1997, the Railroad and a consortium of partners were granted a 50-year concession to operate the Pacific-North and Chihuahua Pacific lines in Mexico and a 25% stake in the Mexico City Terminal Company at a price of $525 million. The consortium assumed operational control of both lines in 1998. In March 1999, the Railroad purchased an additional 13% ownership interest for $87 million from one of its partners. The Railroad currently holds a 26% ownership share in the consortium. The investment is accounted for using the equity method of accounting. The Railroad's portion of the consortium's assets and liabilities is translated into U.S. dollars using current exchange rates in effect at the balance sheet date. The Railroad's portion of the consortium's net income is translated into U.S. dollars at weighted-average exchange rates prevailing during the year. The resulting translation adjustments are reflected within shareholders' equity as accumulated other comprehensive income.

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

4. FINANCIAL INSTRUMENTS

STRATEGY AND RISK - The Corporation and its subsidiaries use derivative financial instruments in limited instances for purposes other than trading to manage risk related to changes in fuel prices and interest rates. The Corporation uses swaps, futures and/or forward contracts to mitigate the downside risk of adverse price and rate movements and hedge the exposure to variable cash flows. However, the use of these instruments also limits future gains from favorable movements.

MARKET AND CREDIT RISK - The Corporation addresses market risk related to these instruments by selecting instruments whose value fluctuations highly correlate with the underlying item being hedged. Credit risk related to derivative financial instruments, which is minimal, is managed by requiring high credit standards for counterparties and periodic settlements. The total credit risk associated with the Corporation's counterparties was $2 million and $79 million at December 31, 2000 and December 31, 1999, respectively. The Corporation has not been required to provide collateral; however, the Corporation has received collateral relating to its hedging activity where the concentration of credit risk was substantial.

   In addition, the Corporation enters into secured financings in which the debtor has pledged collateral. The collateral is based upon the nature of the financing and the credit risk of the debtor. The Corporation generally is not permitted to sell or repledge the collateral unless the debtor defaults.

DETERMINATION OF FAIR VALUE - The fair values of the Corporation's derivative financial instrument positions at December 31, 2000 and 1999, as follows, were determined based upon current fair values as quoted by recognized dealers or developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury rate and swap spread.

INTEREST RATE STRATEGY - The Corporation manages its overall exposure to fluctuations in interest rates by adjusting the proportion of fixed- and floating-rate debt instruments within its debt portfolio over a given period. The mix of fixed- and floating-rate debt is largely managed through the issuance of targeted amounts of each as debt matures or as incremental borrowings are required. Derivatives are used in limited circumstances as one of the tools to obtain the targeted mix. In addition, the Corporation also obtains additional flexibility in managing interest costs and the interest rate mix within its debt portfolio by issuing callable fixed-rate debt securities.

FUEL STRATEGY - Fuel costs are a significant portion of the Corporation's total operating expenses. As a result of the significance of fuel costs and the historical volatility of fuel prices, the Corporation's transportation subsidiaries periodically use swaps, futures and/or forward contracts to mitigate the impact of adverse fuel price changes. The following is a summary of the Corporation's financial instruments at December 31, 2000 and 1999:


Millions, Except Percentages
and Average Commodity Prices                                              2000        1999
-----------------------------                                           --------    --------
Interest Rate Hedging:
   Amount of debt hedged ............................................         --    $     54
   Percentage of total debt portfolio ...............................         --           1%
Rail Fuel Hedging:
   Number of gallons hedged for 2000 ................................         --         126
   Percentage of forecasted 2000 fuel consumption hedged ............         --          10%
   Average price of 2000 hedges outstanding (per gallon)(a) .........         --    $   0.40
   Number of gallons hedged for 2001 ................................        101          --
   Percentage of forecasted 2001 fuel consumption hedged ............          8%         --
   Average price of 2001 hedges outstanding (per gallon)(a) .........   $   0.68          --
Trucking Fuel Hedging:
   Number of gallons hedged for 2000 ................................         --           5
   Percentage of forecasted 2000 fuel consumption hedged ............         --          10%
   Average price of 2000 hedges outstanding (per gallon)(a) .........         --    $   0.39
   Number of gallons hedged for 2001 ................................         --          --
   Percentage of forecasted 2001 fuel consumption hedged ............         --          --
   Average price of 2001 hedges outstanding (per gallon)(a) .........         --          --


(a) Excluded taxes, transportation costs, and regional pricing spreads

     The asset and liability positions of the Corporation's outstanding financial instruments at December 31, 2000 and 1999 were as follows:


Millions of Dollars                                 2000       1999
-------------------                               --------   --------
Interest Rate Hedging:
     Gross fair market asset position .........   $     --   $     56
     Gross fair market liability position .....         --         (1)
Rail Fuel Hedging:
     Gross fair market asset position .........          2         22
     Gross fair market liability position .....         --         --
Trucking Fuel Hedging:
     Gross fair market asset position .........         --          1
     Gross fair market liability position .....         --         --
                                                  --------   --------
Total asset position - net ....................   $      2   $     78
                                                  --------   --------

     The Corporation's use of derivative financial instruments had the following impact on pre-tax income for the years ended December 31, 2000, 1999 and 1998:


Millions of Dollars                                                     2000        1999        1998
-------------------                                                   --------    --------    --------
Increase in interest expense from interest rate hedging ...........   $     --    $      1    $      4
Increase (decrease) in fuel expense from Rail fuel hedging ........        (52)        (53)         87
Increase (decrease) in fuel expense from Trucking fuel hedging ....         (2)         (1)          3
                                                                      --------    --------    --------
(Increase) decrease in pre-tax income .............................   $    (54)   $    (53)   $     94
                                                                      --------    --------    --------

FAIR VALUE OF DEBT INSTRUMENTS - The fair value of the Corporation's long- and short-term debt has been estimated using quoted market prices or current borrowing rates. At December 31, 2000 and 1999, the fair value of total debt was more (less) than the carrying value by approximately $56 million and $(160) million, respectively. At both December 31, 2000 and 1999, approximately $1.3 billion of fixed-rate debt securities contain call provisions that allow the Corporation to retire the debt instruments prior to final maturity subject, in certain cases, to the payment of premiums.

SALE OF RECEIVABLES - The Railroad has sold, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to third parties through a bankruptcy-remote subsidiary. Receivables are sold at carrying value, which approximates fair value. The third parties have designated the Railroad to service the sold receivables. The amount of receivables sold fluctuates based upon the availability of the designated pool of receivables and is directly affected by changing business volumes and credit risks. At December 31, 2000 and 1999, accounts receivable are presented net of $600 million and $576 million, respectively, of receivables sold.

5.   PROPERTIES

     At December 31, 2000 and 1999, major property accounts were as follows:


Millions of Dollars                      2000       1999
-------------------                    --------   --------
Railroad:
  Road and other ...................   $ 26,832   $ 25,781
  Equipment ........................      7,781      7,755
                                       --------   --------
Total Railroad .....................     34,613     33,536
Trucking ...........................        806        804
Other ..............................         39         30
                                       --------   --------
Total ..............................   $ 35,458   $ 34,370
                                       --------   --------

     At December 31, 2000 and 1999, major accumulated depreciation accounts were as follows:


Millions of Dollars                      2000       1999
-------------------                    --------   --------
Railroad:
  Road and other ...................   $  4,527   $  4,218
  Equipment ........................      2,354      2,272
                                       --------   --------
Total Railroad .....................      6,881      6,490
Trucking ...........................        364        345
Other ..............................         17         16
                                       --------   --------
Total ..............................   $  7,262   $  6,851
                                       --------   --------

6.   INCOME TAXES

     Components of income tax expense, excluding discontinued operations, were as follows for the years ended December 31, 2000, 1999 and 1998:


Millions of Dollars                           2000       1999        1998
-------------------                         --------   --------    --------
 Current:
   Federal ..............................   $     18   $   (112)   $     13
   State ................................          3          2          (2)
                                            --------   --------    --------
 Total current ..........................         21       (110)         11
                                            --------   --------    --------
 Deferred:
   Federal ..............................        423        516         261
   State ................................         24         13          15
   Benefit of net operating loss ........         --         --        (350)
                                            --------   --------    --------
 Total deferred .........................        447        529         (74)
                                            --------   --------    --------
 Total ..................................   $    468   $    419    $    (63)
                                            --------   --------    --------

     Deferred tax liabilities (assets) comprised the following at December 31, 2000 and 1999:


Millions of Dollars                                2000         1999
-------------------                              --------    --------
Net current deferred tax asset ...............   $    (89)   $   (111)
                                                 --------    --------
Excess tax over book depreciation ............      7,670       7,497
State taxes - net ............................        517         501
Long-term liabilities ........................       (264)       (374)
Retirement benefits ..........................       (305)       (315)
Alternative minimum tax credits ..............       (247)       (218)
Net operating loss ...........................       (445)       (559)
Other ........................................        217         183
                                                 --------    --------
Net long-term deferred tax liability .........      7,143       6,715
                                                 --------    --------
Net deferred tax liability ...................   $  7,054    $  6,604
                                                 --------    --------

     At December 31, 2000, the Corporation has a deferred tax asset reflecting the benefits of $1,271 million in net operating loss carryforwards, which expires as follows:



Millions of Dollars
-------------------
Expiring December 31:
     2003...............................        $   104
     2004...............................            134
     2005...............................            136
     2006...............................            226
     2007-2018..........................            671
                                                -------
Total...................................        $ 1,271
                                                -------

     The Internal Revenue Code limits a corporation's ability to utilize its net operating loss carryforwards. The Corporation does not expect these limits to impact its ability to utilize its carryforwards. The Corporation has analyzed its deferred tax assets and believes a valuation allowance is not necessary.

     For the years ending December 31, 2000, 1999 and 1998, a reconciliation between statutory and effective tax rates of continuing operations is as follows:

                                                   2000         1999         1998
                                                 --------     --------     --------
Statutory tax rate ...........................       35.0%        35.0%       (35.0)%
State taxes-net ..............................        1.4          0.8         (1.6)
Goodwill amortization and impairment .........         --          0.1         28.4
Dividend exclusion ...........................       (1.1)        (1.0)        (1.7)
Tax settlements ..............................         --         (1.3)          --
Other ........................................        0.4          1.3          0.8
                                                 --------     --------     --------
Effective tax rate ...........................       35.7%        34.9%        (9.1)%
                                                 --------     --------     --------

     The Internal Revenue Service is currently examining the Corporation's tax returns for 1986 through 1998. All years prior to 1986 are closed. The Corporation believes it has adequately provided for federal and state income taxes.

7.   DEBT

Total debt is summarized below:



Millions of Dollars                                                                2000        1999
-------------------                                                              --------    --------
Notes and debentures, 0% to 9.6% due through 2054 ............................   $  4,472    $  4,666
Capitalized leases ...........................................................      1,435       1,345
Medium-term notes, 6.3% to 10.0% due through 2020 ............................        843         950
Equipment obligations, 6.1% to 10.3% due through 2019 ........................        842         920
Term floating-rate debt, 7.1% to 7.4% due through 2002 .......................        362         395
Mortgage bonds, 4.3% to 4.8% due through 2030 ................................        154         175
Tax-exempt financings, 5.3% to 5.7% due through 2026 .........................        168         168
Commercial paper and bid notes, average of 6.8% in 2000 and 5.5% in 1999 .....        125          67
Unamortized discount .........................................................        (50)        (46)
                                                                                 --------    --------
Total debt ...................................................................      8,351       8,640
Less current portion .........................................................       (207)       (214)
                                                                                 --------    --------
Total long-term debt .........................................................   $  8,144    $  8,426
                                                                                 --------    --------

DEBT MATURITIES - Aggregate debt maturities are as follows:


Millions of Dollars
-------------------
2001..................................................     $  207
2002..................................................      1,413
2003..................................................        771
2004..................................................        524
2005..................................................        678
Thereafter............................................      4,758
                                                           ------
Total debt............................................     $8,351
                                                           ------


MORTGAGED PROPERTIES - At December 31, 2000 and 1999, approximately $9.6 billion and $9.4 billion, respectively, of Railroad properties secure outstanding equipment obligations and mortgage bonds.

CREDIT FACILITIES - On December 31, 2000, the Corporation had $2.0 billion in revolving credit facilities, of which $1.0 billion expires in March 2001, with the remaining $1.0 billion expiring in March 2005. The facilities, which were entered into during March 2000, are designated for general corporate purposes and replaced a $2.8 billion facility which was due to expire in April 2001. None of the credit facilities were used as of December 31, 2000 or 1999. Commitment fees and interest rates payable under the facilities are similar to fees and rates available to comparably rated investment-grade corporate borrowers. To the extent the Corporation has long-term credit facilities available, commercial paper borrowings and other current maturities of long-term debt of $663 million and $593 million as of December 31, 2000 and 1999, respectively, have been reclassified as long-term debt maturing in the years 2002 and 2001, respectively. This reclassification reflects the Corporation's intent to refinance these short-term borrowings and current maturities of long-term debt on a long-term basis through the issuance of additional commercial paper or new long-term financings, or by using the currently available long-term credit facility if alternative financing is not available.

CONVERTIBLE PREFERRED SECURITIES - Union Pacific Capital Trust (the Trust), a statutory business trust sponsored and wholly owned by the Corporation, issued $1.5 billion aggregate liquidation amount of 6-1/4% Convertible Preferred Securities (the CPS) in April 1998. Each of the CPS has a stated liquidation amount of $50 and is convertible, at the option of the holder, into shares of UPC's common stock, par value $2.50 per share (the Common Stock), at the rate of
0.7257 shares of Common Stock for each of the CPS, equivalent to a conversion price of $68.90 per share of Common Stock, subject to adjustment under certain circumstances. The CPS accrues and pays cash distributions quarterly in arrears at the annual rate of 6-1/4% of the stated liquidation amount. The Corporation owns all of the common securities of the Trust. The proceeds from the sale of the CPS and the common securities of the Trust were invested by the Trust in $1.5 billion aggregate principal amount of the Corporation's 6-1/4% Convertible Junior Subordinated Debentures due April 1, 2028 (the Debentures). The Debentures represent the sole assets of the Trust. The principal amount of the Debentures held by the Trust at December 31, 2000 was $1.5 billion.

     The Debentures accrue and pay interest quarterly in arrears at the annual rate of 6-1/4%. The Debentures mature on April 1, 2028, unless previously redeemed or repurchased in accordance with the terms of the indenture (the Indenture). The proceeds from the issuance of the Debentures were used by the Corporation for repayment of corporate borrowings.

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

     For financial reporting purposes, the Corporation has recorded distributions payable on the CPS as an interest charge to earnings in the consolidated statements of income.

SHELF REGISTRATION - Under the currently effective shelf registration statement, the Corporation may issue, from time to time, any combination of debt securities, preferred stock, or warrants for debt securities or preferred stock in one or more offerings. At December 31, 2000, the Corporation had $600 million remaining for issuance under the shelf registration. At January 18, 2001, the Corporation had $200 million remaining for issuance under the shelf registration. The Corporation has no immediate plans to issue equity securities.

SIGNIFICANT NEW BORROWINGS - During June 2000, the Corporation issued $250 million of floating-rate debt under its shelf registration statement with a maturity date of July 1, 2002. The proceeds from the issuance of this debt were used for repayment of debt and other general corporate purposes. During September and November 2000, UPRR entered into capital leases covering new locomotives. The related capital lease obligations totaled approximately $201 million and are included as debt in the consolidated statements of financial position. In January 2001, the Corporation issued $400 million of fixed-rate debt under its shelf registration statement with a maturity date of January 15, 2011. The proceeds from the issuance of this debt were used for repayment of debt and other general corporate purposes.

DIVIDEND RESTRICTIONS - The Corporation is subject to certain restrictions related to the payment of cash dividends. The amount of retained earnings available for dividends under the most restrictive test was $3.2 billion and $2.5 billion at December 31, 2000 and 1999, respectively.

8. LEASES

The Corporation leases certain locomotives, freight cars, trailers and other property. Future minimum lease payments for operating and capital leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2000 were as follows:

                                                    Operating      Capital
Millions of Dollars                                    Leases       Leases
-------------------                                 ---------     --------
2001.............................................       $ 447       $  231
2002.............................................         373          205
2003.............................................         290          199
2004.............................................         262          201
2005.............................................         256          174
Later years......................................       1,825        1,386
                                                    ---------     --------
Total minimum payments...........................      $3,453        2,396
                                                    ---------
Amount representing interest.....................                     (961)
                                                    ---------     --------
Present value of minimum lease payments..........                   $1,435
                                                    ---------     --------

     Rent expense for operating leases with terms exceeding one month was $652 million in 2000, $707 million in 1999 and $672 million in 1998. Contingent rentals and sub-rentals are not significant.

9. RETIREMENT PLANS

BENEFIT SUMMARY - The Corporation provides defined benefit retirement income to eligible non-union employees through qualified and non-qualified (supplemental) pension plans. In addition, the Corporation provides a defined contribution plan (thrift plan) to eligible non-union employees. All non-union and certain of the Corporation's union employees participate in defined contribution medical and life insurance programs for retirees. All Railroad employees are covered by the Railroad Retirement System (the System).

FUNDING AND BENEFIT PAYMENTS - Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment. The qualified plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The Corporation has settled a portion of the non-qualified unfunded supplemental plan's accumulated benefit obligation by purchasing annuities. Corporation contributions into the thrift plan are based on 50% of the participant's contribution, limited to 3% of the participant's base salary. Corporation thrift plan contributions were $11 million, $11 million and $10 million for the years ended December 31, 2000, 1999 and 1998, respectively. The Corporation also provides medical and life insurance benefits on a cost sharing basis for qualifying employees. These costs are funded as incurred. In addition, contributions made to the System are expensed as incurred and amounted to approximately $430 million in 2000, $426 million in 1999 and $411 million in 1998.

     The following illustrates the change in the Corporation's projected benefit obligation for the years ended December 31, 2000 and 1999:

                                                                                       Other
                                                               Pension             Postretirement
                                                               Benefits               Benefits
                                                        --------------------    --------------------
Millions of Dollars                                       2000        1999        2000        1999
-------------------                                     --------    --------    --------    --------
Net benefit obligation at beginning of year .........   $  1,883    $  2,060    $    412    $    444
Service cost ........................................         38          46           7           8
Interest cost .......................................        150         135          32          29
Plan amendments .....................................          5          33          --          (2)
Actuarial loss (gain) ...............................        164        (283)         30         (32)
Gross benefits paid .................................       (119)       (108)        (43)        (35)
                                                        --------    --------    --------    --------
Net benefit obligation at end of year ...............   $  2,121    $  1,883    $    438    $    412
                                                        --------    --------    --------    --------

     Changes in the Corporation's benefit plan assets are summarized as follows for the years ended December 31, 2000 and 1999:

                                                                                          Other
                                                                  Pension             Postretirement
                                                                 Benefits                Benefits
                                                           --------------------    --------------------
Millions of Dollars                                          2000        1999        2000        1999
-------------------                                        --------    --------    --------    --------
Fair value of plan assets at beginning of year .........   $  2,367    $  2,100    $     --    $     --
Actual return on plan assets ...........................        (16)        345          --          --
Employer contributions .................................          8          30          43          35
Gross benefits paid ....................................       (119)       (108)        (43)        (35)
                                                           --------    --------    --------    --------
Fair value of plan assets at end of year ...............   $  2,240    $  2,367    $     --    $     --
                                                           --------    --------    --------    --------

     The components of funded status of the benefit plans for the years ended December 31, 2000 and 1999 were as follows:

                                                                                  Other
                                                        Pension              Postretirement
                                                        Benefits                 Benefits
                                                   --------------------    --------------------
Millions of Dollars                                 2000        1999        2000        1999
-------------------                                -----       -----       -----       -----
Funded status at end of year ................      $ 119       $ 484       $(438)      $(412)
Unrecognized net actuarial gain .............       (521)       (929)        (41)        (75)
Unrecognized prior service cost (credit) ....        132         144         (17)        (21)
Unrecognized net transition obligation ......         (9)        (12)         --          --
                                                   -----       -----       -----       -----
Net liability recognized at end of year .....      $(279)      $(313)      $(496)      $(508)
                                                   -----       -----       -----       -----

     At both December 31, 2000 and 1999, $30 million of the total pension and other post-retirement liability were classified as a current liability.

     Amounts recognized for the benefit plan liabilities in the consolidated statements of financial position for December 31, 2000 and 1999 consisted of:

                                                                                  Other
                                                        Pension              Postretirement
                                                        Benefits                 Benefits
                                                   -----------------       -----------------
Millions of Dollars                                 2000        1999        2000        1999
-------------------                                -----       -----       -----       -----
Prepaid benefit cost ........................      $   4       $   2       $  --       $  --
Accrued benefit cost ........................       (283)       (315)       (496)       (508)
Additional minimum liability ................        (30)        (31)         --          --
Intangible assets ...........................         27          28          --          --
Accumulated other comprehensive income ......          3           3          --          --
                                                   -----       -----       -----       -----
Net liability recognized at end of year .....      $(279)      $(313)      $(496)      $(508)
                                                   -----       -----       -----       -----

     The components of the Corporation's net periodic pension costs for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                                                             Other
                                                        Pension                           Postretirement
                                                        Benefits                             Benefits
                                              -----------------------------       ------------------------------
Millions of Dollars                            2000        1999        1998        2000        1999        1998
-------------------                           -----       -----       -----       -----       -----       -----
Service cost ...........................      $  38       $  46       $  40       $   7       $   7       $   8
Interest cost ..........................        150         135         134          32          29          29
Expected return on assets ..............       (197)       (158)       (144)         --          --          --
Amortization of:
   Transition obligation ...............         (3)         (4)          1          --          --          --
   Prior service cost (credit) .........         16          15          12          (5)         (7)         (7)
   Actuarial loss (gain) ...............        (31)         (9)          3          (3)         (1)         (3)
                                              -----       -----       -----       -----       -----       -----
Total net periodic benefit cost ........      $ (27)      $  25       $  46       $  31       $  28       $  27
                                              -----       -----       -----       -----       -----       -----

     As of December 31, 2000 and 1999, approximately 32% and 25%, respectively, of the funded plans' assets were held in fixed-income and short-term securities, with the remainder in equity securities.

     The weighted-average actuarial assumptions for the years ended December 31, 2000, 1999 and 1998 were as follows:


                                                                                               Other
                                                         Pension                           Postretirement
                                                         Benefits                             Benefits
                                               ----------------------------         ----------------------------
Percentages                                    2000        1999        1998         2000        1999       1998
-----------                                    ----        ----        ----         ----        ----       -----
Discount rate ..........................        7.5%       8.00%       6.75%        7.5%        8.0%       6.75%
Expected return on plan assets .........       10.0        10.0         9.0         N/A         N/A         N/A
Rate of compensation increase ..........        4.5         5.0        3.75         4.5         5.0        3.75
                                                                         to                                  to
                                                                       4.75                                4.75
Health care cost trend:
   Current..............................        N/A         N/A         N/A         7.7         7.7         9.0
   Level in 2005........................        N/A         N/A         N/A         5.5         5.5         4.5


     Assumed health care cost trend rates have a significant effect on the amount reported for health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects:


                                                                  One % pt.     One % pt.
Millions of Dollars                                                increase     decrease
-------------------                                               ----------    ---------
Effect on total service and interest cost components .......        $  5          $ (4)
Effect on postretirement benefit obligation ................          43           (36)

10.  STOCK OPTIONS AND OTHER STOCK PLANS

OPTIONS - The Corporation applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock plans. Pursuant to the Corporation's stock option and retention stock plans for officers and key employees, 5,541,561; 4,807,783 and 4,493,578 common shares were available for grant at December 31, 2000, 1999 and 1998, respectively. Options are granted at market value on the grant date and are exercisable for a period of 10 years from the grant date. Options generally become exercisable no earlier than one year after grant.

RETENTION AND RESTRICTED STOCK - The plans provide for awarding retention shares of common stock or stock units (the right to receive shares of common stock) to eligible employees. These awards are subject to forfeiture if employment terminates during the prescribed retention period or, in some cases, if certain prescribed stock price or other financial criteria are not met. Restricted stock awards are issued to non-employee directors and are subject to forfeiture if certain service requirements are not met. During the year ended December 31, 2000, 283,059 retention shares, restricted shares and stock units were issued at a weighted-average fair value of $41.21. During 1999, 26,300 retention shares and stock units were issued at a weighted-average fair value of $52.41. During 1998, 322,025 retention and restricted shares were issued at a weighted-average fair value of $51.77. A portion of the retention awards issued in 1999 and 1998 are subject to stock price or performance targets. The cost of retention shares is amortized to expense over the vesting period. In 2000, 1999 and 1998, UPC expensed $6 million, $3 million and $16 million, respectively, to amortize retention and restricted stock awards.

LONG-TERM PLANS - During the year ended December 31, 2000, the 1996 Long-Term Performance Plan (LTPP) expired. The performance criteria set forth in the LTPP were not satisfied and all retention stock and units awarded under the LTPP were cancelled. In November 2000, the Corporation approved the 2001 Long-Term Plan
(LTP). The LTP includes certain performance criteria and a retention requirement.

EXECUTIVE STOCK PURCHASE INCENTIVE PLAN - The Corporation adopted the Executive Stock Purchase Incentive Plan (ESPIP) effective October 1, 1999, in order to encourage and facilitate ownership of common stock by officers and other key executives of the Corporation and its subsidiaries and allow ESPIP participants to share in the same risks and rewards as the Corporation's other shareholders.

     Under the ESPIP, the participants purchased a total of one million shares of the Corporation's common stock with the proceeds of 6.02% interest-bearing, full recourse loans from the Corporation. Loans totaled $47 million. Deferred cash payments will be awarded to the participants to repay interest and the loan principal if certain performance and retention criteria are met within a 40-month period ending January 31, 2003. The cost of the ESPIP is amortized to expense over the 40-month period. During the years ended December 31, 2000 and 1999, UPC expensed $9 million and $2 million, respectively, to amortize the deferred cash payments.

DETERMINATION OF FAIR VALUE OF OPTIONS - The fair value of each stock option granted is estimated for the determination of pro forma expense using a Black-Scholes option-pricing model. The following table details the number of options granted, weighted-average option price of the options granted, weighted-average assumptions utilized in determining the pro forma expense and the weighted-average fair value of options for the years ended December 31, 2000, 1999 and 1998:


                                                      2000               1999             1998(a)
                                                   -----------       -----------       ------------
Number of options granted ...................          253,250            44,250         15,653,880
Weighted-average option price ...............      $     41.96       $     54.25       $      53.10
Weighted-average assumptions:
     Dividend yield .........................              1.6%              1.8%               1.8%
     Risk-free interest rate ................              5.1%              6.4%               4.5%
     Volatility .............................             31.4%             28.3%              24.2%
     Expected option period (years) .........                4                 4                  4
Weighted-average fair value of options ......      $     11.84       $     14.94       $      11.69

     The expense impact of the option grant is determined as of the date of the grant and is reflected in pro forma results over the options' vesting period.

     Pro forma net income (loss) and EPS for 2000, 1999 and 1998, including compensation expense for options that vested in each year, were as follows:


Millions of Dollars, Except EPS Amounts             2000          1999        1998(a)
---------------------------------------            -------      -------      --------
Net income (loss) ...........................      $   813      $   755      $  (672)
EPS - Basic .................................      $  3.30      $  3.06      $ (2.73)
EPS - Diluted ...............................      $  3.23      $  3.01      $ (2.73)

(a) During 1998, the Corporation implemented a broad-based option program that granted each employee 200 options at $55.00 per share. This program resulted in 11,236,400 new options in 1998 and generated an after-tax pro forma compensation expense of $28 million in both 2000 and 1999 and $21 million in 1998. The conversion of these options may be effected with treasury shares and are not issued under the stock option plan for officers and key employees.

     Changes in common stock options outstanding were as follows:


                                                               Weighted-
                                               Shares     Average Option
                                         Under Option    Price per Share
                                         ------------    ---------------
Balance January 1, 1998 ...........       11,336,343       $     44.65
Granted (a) .......................       15,653,880             53.10
Exercised .........................         (315,528)            27.52
Expired/Surrendered ...............         (175,116)            56.13
                                         -----------       -----------
Balance December 31, 1998 .........       26,499,579             49.77
Granted ...........................           44,250             54.25
Exercised .........................         (921,169)            31.58
Expired/Surrendered ...............         (231,190)            53.06
                                         -----------       -----------
Balance December 31, 1999 .........       25,391,470             50.41
GRANTED ...........................          253,250             41.96
EXERCISED .........................         (175,900)            30.05
EXPIRED/SURRENDERED ...............         (126,520)            48.64
                                         -----------      ------------
BALANCE DECEMBER 31, 2000 .........       25,342,300       $     50.48
                                         -----------      ------------

(a) During 1998, the Corporation implemented a broad-based option program that granted each employee 200 options at $55.00 per share. This program resulted in 11,236,400 new options in 1998.

     Stock options outstanding at December 31, 2000 were as follows:


                                                          Weighted-       Weighted-
                                                            Average         Average
                                          Number of        Years to          Option
                                            Options      Expiration           Price
                                         ----------      ----------      ----------
Range of Option Prices:
     $20.60 to $42.53 .............       3,655,072               4      $    32.85
     $42.87 to $48.19 .............       5,047,108               7           46.50
     $52.88 to $62.40 .............      16,640,120               7           55.56
                                         ----------      ----------      ----------
BALANCE DECEMBER 31, 2000 .........      25,342,300               6      $    50.48
                                         ----------      ----------      ----------

     Stock options exercisable at December 31, 2000 were as follows:



                                                                     Weighted-
                                                                      Average
                                                    Number of          Option
                                                      Options           Price
                                                   ----------      ----------
Range of Option Prices:
     $20.60 to $31.60 .......................       2,630,306      $    30.96
     $32.26 to $42.87 .......................       1,675,039           40.06
     $45.69 to $62.40 .......................       9,453,472           52.69
                                                   ----------      ----------
BALANCE DECEMBER 31, 2000 ...................      13,758,817      $    47.00
                                                   ----------      ----------

11.  EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998:


Millions, Except Per Share Amounts                                                      2000         1999        1998
----------------------------------                                                    -------      -------      -------
Income Statement Data:
    Income (loss) from continuing operations ...................................      $   842      $   783      $  (633)
    Income (loss) available to common shareholders from continuing operations ..          842          783         (633)
    Gain on disposal of discontinued operations ................................           --           27           --
                                                                                      -------      -------      -------
    Net income (loss) available to common shareholders - Basic .................          842          810         (633)
    Dilutive effect of interest associated with the CPS (a) ....................           58           58           --
                                                                                      -------      -------      -------
    Net income (loss) available to common shareholders - Diluted ...............      $   900      $   868      $  (633)
                                                                                      -------      -------      -------
Weighted-Average Number of Shares Outstanding:
    Basic ......................................................................        246.5        246.6        246.0
    Dilutive effect of common stock equivalents (b) ............................         23.0         23.2           --
                                                                                      -------      -------      -------
Diluted ........................................................................        269.5        269.8        246.0
                                                                                      -------      -------      -------
Earnings Per Share - Basic:
    Income (loss) from continuing operations ...................................      $  3.42      $  3.17      $ (2.57)
    Income from discontinued operations ........................................           --         0.11           --
                                                                                      -------      -------      -------
Net income (loss) ..............................................................      $  3.42      $  3.28      $ (2.57)
                                                                                      -------      -------      -------
Earnings Per Share - Diluted: (b)
    Income (loss) from continuing operations ...................................      $  3.34      $  3.12      $ (2.57)
    Income from discontinued operations ........................................           --         0.10           --
                                                                                      -------      -------      -------
Net income (loss) ..............................................................      $  3.34      $  3.22      $ (2.57)
                                                                                      -------      -------      -------

(a) 1998 excluded the anti-dilutive impact of $44 million of interest associated with the Convertible Preferred Securities (note 7).

(b) Excluded the effect of anti-dilutive common stock equivalents related to options and Convertible Preferred Securities (note 7), which were 1.4 million and 16.3 million, respectively, at December 31, 1998.

12.  COMMITMENTS AND CONTINGENCIES

There are various claims and lawsuits pending against the Corporation and certain of its subsidiaries. The Corporation is also subject to federal, state and local environmental laws and regulations, pursuant to which it is currently participating in the investigation and remediation of numerous sites. For environmental sites where remediation costs can be reasonably determined, and where such remediation is probable, the Corporation has recorded a liability. At December 31, 2000, the Corporation had accrued $177 million for estimated future environmental costs and believes it is reasonably possible that actual environmental costs may differ from such estimate. In addition, the Corporation and its subsidiaries periodically enter into financial and other commitments in connection with their businesses. It is not possible at this time for the Corporation to determine fully the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Corporation has recorded a liability. The Corporation does not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities or guarantees will have a material adverse effect on its consolidated financial condition, results of operations or liquidity.

13.  OTHER INCOME

Other income included the following:



Millions of Dollars                       2000        1999        1998
-------------------                      -----       -----       -----
Net gain on asset dispositions ....      $  88       $  74       $ 125
Rental income .....................         75          63          55
Interest income ...................         11          18          28
Loss on sale of Skyway ............         --          --         (18)
Other - net .......................        (44)        (24)         (1)
                                         -----       -----       -----
Total .............................      $ 130       $ 131       $ 189
                                         -----       -----       -----

14.  ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS
133), that would have been effective January 1, 2000. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivatives Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" postponing the effective date for implementing FAS 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (FAS 138). FAS 138 addresses certain issues related to the implementation of FAS 133, but does not change the basic model of FAS 133 or further delay the implementation of FAS
133. Management has determined that FAS 133 and FAS 138 will increase the volatility of the Corporation's asset, liability and equity (comprehensive income) positions as the change in the fair value of all financial instruments the Corporation uses for fuel or interest rate hedging purposes will, upon adoption of FAS 133 and FAS 138, be recorded in the Corporation's consolidated statements of financial position (note 4). In addition, to the extent fuel hedges are ineffective due to pricing differentials resulting from the geographic dispersion of the Corporation's operations, income statement recognition of the ineffective portion of the hedge position will be required. On January 1, 2001, the Corporation adopted the provisions of FAS 133 and FAS
138. This adoption resulted in the recognition of a $2 million asset on January 1, 2001.

     In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 140), replacing Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 140 revises criteria for accounting for securitizations, other financial asset transfers and collateral, and introduces new disclosures. FAS 140 is effective for fiscal 2000 with respect to the new disclosure requirements and amendments of the collateral provisions originally presented in FAS 125. All other provisions are effective for transfers of financial assets and extinguishments of liabilities occurring after March 31, 2001. The provisions are to be applied prospectively with certain exceptions. Management is currently assessing the financial impact that FAS 140 will have on the Corporation's consolidated financial statements.

15.  WORK FORCE REDUCTION PLAN

Prompted by signs of an economic slowdown, the Corporation's Board of Directors approved a work force reduction plan (the Plan) in the fourth quarter of 2000. The Plan calls for the elimination of approximately 2,000 Railroad positions during 2001. The positions will be eliminated through a combination of attrition, subsidized early retirement and involuntary layoffs and will affect both agreement and non-agreement employees across the entire 23-state Railroad system. Most of the eliminations will occur during the first six months of 2001, with the remainder completed throughout the year.

     The Corporation accrued $115 million pre-tax or $72 million after-tax in the fourth quarter of 2000 for costs related to the Plan. The expense was charged to salaries, wages and employee benefits in the Corporation's consolidated statements of income. No cash payments or charges against the Plan reserve were made in 2000.

SUPPLEMENTARY INFORMATION (UNAUDITED)
SELECTED QUARTERLY DATA

Selected unaudited quarterly data are as follows:

Millions of Dollars, Except Per Share Amounts


2000                                                MAR 31         JUNE 30        SEP 30        DEC 31(a)
----                                               ---------      ---------      ---------      ---------
OPERATING REVENUES ..........................      $   2,906      $   2,966      $   3,054      $   2,952
OPERATING INCOME ............................            452            542            570            339
INCOME FROM CONTINUING OPERATIONS ...........            185            244            256            157
NET INCOME ..................................            185            244            256            157
PER SHARE - BASIC:
    INCOME FROM CONTINUING OPERATIONS .......           0.75           0.99           1.04           0.64
    NET INCOME ..............................           0.75           0.99           1.04           0.64
PER SHARE - DILUTED:
    INCOME FROM CONTINUING OPERATIONS .......           0.74           0.96           1.00           0.63
    NET INCOME ..............................           0.74           0.96           1.00           0.63
DIVIDENDS PER SHARE .........................           0.20           0.20           0.20           0.20
COMMON STOCK PRICE:
    HIGH ....................................          47.63          46.31          46.00          52.81
    LOW .....................................          34.25          37.13          37.44          37.88



1999                                                MAR 31         JUNE 30       SEP 30(b)       DEC 31
----                                               ---------      ---------      ---------      ---------
Operating Revenues ..........................      $   2,734      $   2,766      $   2,881      $   2,856
Operating Income ............................            362            441            515            486
Income from Continuing Operations ...........            129            194            218            242
Net Income ..................................            129            194            245            242
Per Share - Basic:
    Income from Continuing Operations .......           0.52           0.79           0.88           0.98
    Net Income ..............................           0.52           0.79           0.99           0.98
Per Share - Diluted:
    Income from Continuing Operations .......           0.52           0.77           0.86           0.95
    Net Income ..............................           0.52           0.77           0.96           0.95
Dividends per Share .........................           0.20           0.20           0.20           0.20
Common Stock Price:
    High ....................................          55.00          67.88          60.69          56.50
    Low .....................................          44.63          50.88          46.94          39.00

(a) Included $115 million pre-tax ($72 million after-tax) work force reduction charge (see note 15 to the consolidated financial statements).

(b) Included a one-time, after-tax gain of $27 million from the adjustment of a liability established in connection with the discontinued operations of a former subsidiary (see note 3 to the consolidated financials statements).

SHAREHOLDERS AND DIVIDENDS

The common stock of the Corporation is traded on various stock exchanges, principally the New York Stock Exchange. At January 31, 2001, there were 247,134,266 shares of outstanding common stock and approximately 39,150 common shareholders of record. At that date, the closing price of the common stock on the New York Stock Exchange was $52.98. Cash dividends declared on common stock by the Corporation were $0.80 per share in 2000, 1999 and 1998. The Corporation has paid dividends to its common shareholders during each of the past 101 years. See note 7 to the consolidated financial statements for a discussion regarding restrictions relating to the payment of cash dividends.

RAIL TRANSPORTATION

COMMODITIES

Revenue ton-miles (RTM) and commodity revenue (CR) for major commodities by percent and in total were as follows:


                                       2000                      1999                      1998
                                ------------------        ------------------        ------------------
Percent of Total                 RTM          CR           RTM          CR           RTM          CR
                                -----       ------        -----       ------        -----       ------
Agricultural ............        13.9%        13.6%        14.7%        14.4%        14.1%        14.4%
Automotive ..............         3.4         11.5          3.2         10.6          3.1         10.3
Chemicals ...............        11.0         16.0         11.3         16.2         11.4         16.9
Energy ..................        40.9         21.0         40.0         22.0         40.1         22.0
Industrial Products .....        16.2         19.3         16.2         19.3         16.5         19.7
Intermodal ..............        14.6         18.6         14.6         17.5         14.8         16.7
                               ------       ------       ------       ------       ------       ------
Total ...................       100.0%       100.0%         100%         100%         100%         100%
                               ------       ------       ------       ------       ------       ------
Total (billions) ........       485.5       $ 10.3        473.1       $  9.9        432.1       $  9.1
                               ------       ------       ------       ------       ------       ------

CAPITAL EXPENDITURES


Millions of Dollars                                 2000        1999        1998
-------------------                                ------      ------      ------
Roadway and other ...........................      $1,430      $1,377      $1,538
Equipment ...................................         305         400         506
                                                   ------      ------      ------
Total .......................................      $1,735      $1,777      $2,044
                                                   ------      ------      ------

EQUIPMENT


                                                         2000         1999         1998
                                                        ------       ------       ------
Owned or leased at year-end:
  Locomotives ....................................       7,007        6,969        7,083
  Freight cars:
     Covered hoppers .............................      37,607       39,212       40,097
     Boxcars .....................................      18,342       20,864       23,263
     Open-top hoppers ............................      18,683       19,828       20,324
     Gondolas ....................................      17,480       18,099       17,828
     Other .......................................      16,557       16,726       18,264
  Work equipment .................................       6,616        9,927        9,218
                                                        ------       ------       ------
Purchased or leased during the year:
  Locomotives ....................................         451          182          256
  Freight cars ...................................       1,082        1,216        2,120
                                                        ------       ------       ------
Average age of equipment (years):
  Locomotives ....................................        14.9         15.4         14.4
  Freight cars ...................................        20.9         19.3         20.1
                                                        ------       ------       ------
Bad order ratio - freight cars ...................         5.5%         5.4%         4.5%
                                                        ------       ------       ------

TRACK



Miles                                                                   2000        1999        1998
                                                                       ------      ------      ------
Main line .......................................................      26,914      26,963      27,197
Branch line .....................................................       6,121       6,378       6,509
Yards, sidings and other main lines .............................      21,564      21,660      21,597
                                                                       ------      ------      ------
Total ...........................................................      54,599      55,001      55,303
                                                                       ------      ------      ------
Track miles of continuous welded rail at year-end ...............      24,855      24,771      23,647
Track miles under centralized traffic control at year-end .......      17,163      16,199      15,944
Track miles of rail installed and replaced:
  New ...........................................................         943         950         858
  Used ..........................................................         242         444         341
Track miles re-ballasted ........................................       6,967       4,579       3,259
Ties installed and replaced (thousands) .........................       3,332       3,293       2,961
                                                                       ------      ------      ------



RAIL OPERATIONS


                                                            2000              1999             1998
                                                        ------------      ------------      ------------
Operating ratio (%) ..............................        82.3              82.0              95.4
Carloads (thousands) .............................       8,901             8,556             7,998
Average commodity revenue per car ................      $1,154            $1,151            $1,134
Average price of diesel fuel per gallon ..........          90(cent)          56(cent)          62(cent)

TRUCKING

FREIGHT OPERATIONS


                                          2000         1999         1998
                                         -------      -------      -------
Shipments (thousands):
  Less-than-truckload .............        7,463        7,686        7,768
  Truckload .......................           32           22           21
                                         -------      -------      -------
Total .............................        7,495        7,708        7,789
                                         -------      -------      -------
Tonnage (thousands):
  Less-than-truckload .............        3,755        3,974        3,983
  Truckload .......................          257          224          226
                                         -------      -------      -------
Total .............................        4,012        4,198        4,209
                                         -------      -------      -------
Revenue per hundredweight .........      $ 13.25      $ 12.26      $ 11.98
                                         -------      -------      -------
Operating ratio (%)(a) ............         95.2         98.1         94.8
                                         -------      -------      -------

(a) Excluded $15 million of goodwill amortization and $547 million one-time goodwill revaluation charge in 1998.


EQUIPMENT AND SERVICE CENTERS


                                                 2000          1999          1998
                                                ------        ------        ------
Owned or leased at year-end:
  Tractors .............................         4,916         5,288         4,839
  Trailers .............................        18,586        20,111        19,460
  Straight trucks ......................            74            77            77
  Automobiles and service units ........           166           158           160
  Service centers ......................           166           166           165
                                                ------        ------        ------
Average age of equipment (years):
  Tractors .............................           6.3           6.0           6.8
  Trailers .............................           8.2           9.0           8.4
                                                ------        ------        ------


CAPITAL EXPENDITURES


Millions of Dollars                       2000       1999       1998
-------------------                      -----      -----      -----
Revenue equipment .................      $  16      $  36      $  33
Other .............................         17         19         26
                                         -----      -----      -----
Total .............................      $  33      $  55      $  59
                                         -----      -----      -----

TEN-YEAR FINANCIAL SUMMARY(a)
Union Pacific Corporation and Subsidiary Companies


                                                       Millions of Dollars, Except Per Share Amounts and as Indicated
                                      2000(b)    1999    1998(c)    1997     1996     1995    1994(d)   1993(e)    1992    1991(f)
                                      -------   ------   ------    ------   ------   ------   -------   -------   ------   -------
FOR THE YEAR
Operating Revenue .................   $11,878   11,237   10,514    11,079    8,786    7,486    6,492    6,002     5,773     5,687
Operating Income(Loss) ............     1,903    1,804     (171)    1,144    1,432    1,242    1,145    1,015       992       139
Income (Loss)(g) ..................       842      783     (633)      432      733      619      568      412       456      (123)
Net Income (Loss) .................       842      810     (633)      432      904      946      546      530       728        64
Per Share - Basic:
  Income (Loss)(g) ................      3.42     3.17    (2.57)     1.76     3.38     3.02     2.77     2.01      2.24     (0.61)
  Net Income (Loss) ...............      3.42     3.28    (2.57)     1.76     4.17     4.62     2.66     2.59      3.58      0.32
Per Share - Diluted:
  Income (Loss)(g) ................      3.34     3.12    (2.57)     1.74     3.36     3.01     2.76     2.00      2.24     (0.60)
  Net Income (Loss) ...............      3.34     3.22    (2.57)     1.74     4.14     4.60     2.66     2.58      3.57      0.31
Dividends per Share ...............      0.80     0.80     0.80      1.72     1.72     1.72     1.66     1.54      1.42      1.31
Operating Cash Flow ...............     1,958    1,869      565     1,600    1,657    1,454    1,079      975       842       794
Average Employees .................    61,800   64,200   65,100    65,600   54,800   49,500   45,500   44,000    42,800    43,800
Revenues Per Employee (000) .......     192.2    175.0    161.5     168.9    160.3    151.2    142.7    136.4     134.9     129.8
                                      -------   ------   ------    ------   ------   ------   ------   ------    ------    ------

AT YEAR-END
Total Assets ......................   $30,499   29,888   29,374    28,860   27,990   19,500   14,543   13,797    12,901    12,272
Total Debt ........................     8,351    8,640    8,692     8,518    8,027    6,364    4,479    4,105     4,035     3,966
Common Shareholders' Equity .......     8,662    8,001    7,393     8,225    8,225    6,364    5,131    4,885     4,639     4,163
Equity Per Common Share ...........     35.09    32.29    29.88     33.30    33.35    30.96    24.92    23.81     22.75     20.52
                                      -------   ------   ------    ------   ------   ------   ------   ------    ------    ------

ADDITIONAL DATA
Rail Commodity Revenue ............   $10,270    9,851    9,072     9,712    7,419    6,105    5,216    4,873     4,819     4,708
Trucking Revenue ..................     1,113    1,062    1,034       946      961      976    1,037      939       873       800
Rail Carloads (000) ...............     8,901    8,556    7,998     8,453    6,632    5,568    4,991    4,619     4,458     4,304
Trucking Shipments (000) ..........     7,495    7,708    7,789     7,506    8,223    8,332    8,593    8,206     7,669     7,106
Rail Operating Ratio (%) ..........      82.3     82.0     95.4      87.4     79.1     78.1     77.9     79.1      79.0      80.4
Trucking Operating Ratio (%)(h) ...      95.2     98.1     94.8      96.8    104.9    103.0     91.3     90.2      90.9      91.9
                                      -------   ------   ------    ------   ------   ------   ------   ------    ------    ------

FINANCIAL RATIOS (%)
Debt to Capital Employed ..........      45.1     47.6     49.4      50.9     49.4     50.0     46.6     45.7      46.5      48.8
Return on Equity(i) ...............      10.1     10.5     (8.1)      5.3     12.4     16.5     10.9     11.1      16.5       1.5

(a) Data included the effects of the acquisitions of Southern Pacific Rail Corporation as of October 1, 1996, Chicago and North Western Transportation Company as of May 1, 1995 and Skyway Freight Systems, Inc. as of May 31, 1993, and reflects the disposition of the Corporation's natural resources subsidiary in 1996 and waste management subsidiary in 1995 and Skyway Freight Systems in 1998.

(b) 2000 operating income and net income included $115 million pre-tax ($72 million after-tax) work force reduction charge (see note 15 to the consolidated financial statements).

(c) 1998 operating loss and net loss included a $547 million pre-and after-tax charge for the revaluation of Overnite goodwill (see note 1 to the consolidated financial statements).

(d) 1994 net income included a net after-tax loss of $404 million from the sale of the Corporation's waste management operations.

(e) 1993 net income included a net after-tax charge for the adoption of changes in accounting methods for income taxes, postretirement benefits other than pensions and revenue recognition, and a one-time charge for the deferred tax effect of the Omnibus Budget Reconciliation Act of 1993.

(f) 1991 net income included special charges of $870 million pre-tax ($575 million after-tax).

(g) Based on results from continuing operations.

(h) Excluded goodwill amortization in all years, and the revaluation of goodwill in 1998.

(i) Based on average common shareholders' equity.


BOARD OF DIRECTORS                                                              BOARD COMMITTEES
PHILIP F. ANSCHUTZ                         IVOR J. EVANS                        EXECUTIVE COMMITTEE
Chairman                                   President and Chief Operating        Philip F. Anschutz, Chair
Anschutz Company                           Officer                              Robert P. Bauman
Energy, transportation,                    Union Pacific Railroad Company       E. Virgil Conway
communications, professional                                                    Richard K. Davidson
sports, agriculture and real estate        ELBRIDGE T. GERRY, JR.               Elbridge T. Gerry, Jr.
                                           Partner                              Judith Richards Hope
ROBERT P. BAUMAN                           Brown Brothers Harriman & Co.
Retired Chief Executive                    Bankers                              COMPENSATION AND BENEFITS
SmithKline Beecham p.l.c.                                                       COMMITTEE
Pharmaceutical products                    JUDITH RICHARDS HOPE                 E. Virgil Conway, Chair
                                           Partner                              Robert P. Bauman
E. VIRGIL CONWAY                           Paul, Hastings, Janofsky & Walker    Thomas J. Donohue
Chairman                                   Law                                  Archie W. Dunham
Metropolitan Transportation Authority                                           Richard D. Simmons
Public transportation                      RICHARD J. MAHONEY
                                           Retired Chairman and                 AUDIT COMMITTEE
RICHARD K. DAVIDSON                        Chief Executive Officer              Judith Richards Hope, Chair
Chairman, President and                    Monsanto Company                     Thomas J. Donohue
Chief Executive Officer                    Agricultural products                Spencer F. Eccles
Union Pacific Corporation                                                       Richard D. Simmons
                                           STEVEN R. ROGEL
Chairman and Chief Executive Officer       Chairman, President and              FINANCE COMMITTEE
Union Pacific Railroad Company             Chief Executive Officer              Elbridge T. Gerry, Jr., Chair
                                           Weyerhaeuser Company                 Philip F. Anschutz
THOMAS J. DONOHUE                          Integrated forest products           Spencer F. Eccles
President and                              company                              Judith Richards Hope
Chief Executive Officer                                                         Richard J. Mahoney
U.S. Chamber of Commerce                   RICHARD D. SIMMONS
Business federation                        Retired President                    CORPORATE GOVERNANCE AND
                                           International Herald Tribune         NOMINATING COMMITTEE
ARCHIE W. DUNHAM                           Communications                       Robert P. Bauman, Chair
Chairman, President and                                                         Philip F. Anschutz
Chief Executive Officer                                                         Archie W. Dunham
Conoco Inc.                                                                     Elbridge T. Gerry, Jr.
Integrated energy company                                                       Richard J. Mahoney

SPENCER F. ECCLES
Chairman
Wells Fargo Intermountain
Banking Region
Diversified financial services company



SENIOR OFFICERS                             DENNIS J. DUFFY                              MARY E. MCAULIFFE
                                            Executive Vice President - Operations        Vice President - External Relations
RICHARD K. DAVIDSON                         Union Pacific Railroad Company               Union Pacific Corporation
Chairman, President and
Chief Executive Officer                     CHARLES R. EISELE                            RICHARD J. PUTZ
Union Pacific Corporation                   Vice President -                             Vice President and Controller
                                            Strategic Planning and Administration        Union Pacific Corporation
Chairman and Chief Executive Officer        Union Pacific Corporation
Union Pacific Railroad Company                                                           BARBARA W. SCHAEFER
                                            BERNARD R. GUTSCHEWSKI                       Senior Vice President - Human Resources
IVOR J. EVANS                               Vice President - Taxes                       Union Pacific Corporation
President and Chief Operating Officer       Union Pacific Corporation
Union Pacific Railroad Company                                                           ROBERT W. TURNER
                                            MARY SANDERS JONES                           Vice President - Corporate Relations
LEO H. SUGGS                                Vice President and Treasurer                 Union Pacific Corporation
Chairman and Chief Executive Officer        Union Pacific Corporation
Overnite Transportation Company                                                          CARL W. VON BERNUTH
                                            R. BRADLEY KING                              Senior Vice President,
OSMO A. HAUTANEN                            Executive Vice President -                   General Counsel and Secretary
Chief Executive Officer                     Network Design and Integration               Union Pacific Corporation
Fenix LLC                                   Union Pacific Railroad Company
                                                                                         JAMES R. YOUNG
L. MERILL BRYAN, JR.                        JOHN J. KORALESKI                            Executive Vice President - Finance
Senior Vice President                       Executive Vice President -                   Chief Financial Officer
and Chief Information Officer               Marketing and Sales                          Union Pacific Corporation
Union Pacific Corporation                   Union Pacific Railroad Company


CORPORATE INFORMATION                                  STOCK LISTING
                                                       New York Stock Exchange
UNION PACIFIC CORPORATION                              Ticker Symbol: UNP
1416 Dodge Street, Room 1230
Omaha, NE 68179                                        ANNUAL MEETING OF STOCKHOLDERS
(402) 271-5777                                         April 20, 2001, 8:30 a.m.
http://www.up.com                                      Little America Hotel
                                                       500 South Main Street
UNION PACIFIC RAILROAD COMPANY                         Salt Lake City, UT
1416 Dodge Street
Omaha, NE 68179                                        PUBLICATIONS
http://www.uprr.com                                    Copies of the Corporation's 2000 Annual
                                                       Report or the report, "Commitment to
OVERNITE TRANSPORTATION COMPANY                        Diversity," may be obtained by writing
1000 Semmes Avenue                                     to:
PO Box 1216
Richmond, VA 23218-1216                                Secretary
http://www.overnite.com                                Union Pacific Corporation
                                                       1416 Dodge Street, Room 1230
FENIX LLC                                              Omaha, NE 68179
Computer Associates Tower
909 E. Las Colinas Boulevard, Suite 1450               INFORMATION SOURCES
Irving, TX  75039                                      Media and public relations inquiries
http://www.fenixenterprises.com                        should be directed to Corporate
                                                       Relations at the Corporation's address
EXTERNAL RELATIONS OFFICE                              or call (402) 271-3475.
600 13th Street, N.W.
Suite 340                                              Investors and financial analysts can
Washington, D.C. 20005                                 contact Investor Relations in Omaha or
                                                       call (402) 271-4227 or (877) 547-7261
TRANSFER AGENT AND REGISTRAR OF STOCK
Computershare Investor Services                        Individual shareholder questions should
                                                       be directed to the Corporation's
For U. S. mail                                         Transfer Agent as listed at left. News
PO Box 1689                                            releases, investor fact books and other
Chicago, IL 60690                                      general information about Union Pacific
                                                       are also available on the Internet at
For express service deliveries                         http://www.up.com.
2 North LaSalle Street
Chicago, IL 60602                                      EARNINGS INFORMATION
                                                       Copies of press releases and Securities
                                                       and Exchange Commission (SEC) filings
Most questions regarding your account                  covering quarterly and annual earnings
may be answered by contacting the                      information may be obtained by
automated Computershare Investor                       telephoning or writing the Corporation's
Services Help Line at (800) 317-2512                   Transfer Agent as listed at left. They
from your touch-tone phone, 24 hours a                 are also available on the Internet at
day, 7 days a week. Service                            http://www.up.com or from the SEC at
representatives are available on the                   http://www.sec.gov.
Help Line from 8:30 a.m. to 5:00 p.m.
Central Time, Monday through Friday, to
assist with problems not addressed by
the Help Line. You may also write to
Computershare at the appropriate address
above, or you may contact Computershare                The trademarks and trade names of the
online at                                              companies featured herein, including
http://www.us.computershare.com.                       Major League Baseball, are used with
                                                       permission.


INSIDE BACK COVER